Level 43, Grosvenor Place 225 George Street, Sydney NSW 2000 Tel +61 (0) 2 9272 2200 Fax +61 (0) 2 9272 2566 www.blackrock.com.au Client Services Tel 1300 366 100 Client Services Fax 1300 366 107 Client Services Email clientservices.aus@blackrock.com BlackRock Investment Management (Australia) Limited ABN 13 006 165 975 Rio Tinto Limited Fax No. +61 3 9283 3707 ASX Limited Fax No. +61 2 9778 0999 / +61 2 9347 0005 26 May 2022 Dear Sir or Madam FORM 604 DATED 26 May 2022 PURSUANT TO ASIC INSTRUMENTS Please find attached a Form 604 disclosure. This disclosure is in relation to BlackRock Inc. and its subsidiaries named in the Annexures to the Form 604 (“BlackRock”) aggregated positions across both Rio Tinto Limited (ASX: RIO) (the “Australian Company”) and Rio Tinto plc (the “UK Company”). BlackRock has previously reported its holdings position in each of the Australian Company and the UK Company in the relevant market. The attached Form 604 does not represent an increase in BlackRock’s holdings. Rather, it meets a requirement relating to the ASIC instruments numbered 01/1038, 01/1039, 01/1040 and 01/1041 (the "ASIC Instruments"), which is particular to the Rio Tinto Group, as investors are also required to report aggregated holdings in both the Australian Company and the UK Company since, together, they operate under a “dual listed company (DLC) structure”. This disclosure is separate and additional to the substantial shareholder disclosure made by BlackRock in relation to the Australian Company on 9 December 2021. To that end, in addition to the existing disclosure made by BlackRock in relation to its holdings in the Australian Company, the attached Form 604 with explanatory notes reflects BlackRock’s aggregate holdings. As at 23 May 2022, the aggregate holding of 158,595,276 shares reflects BlackRock’s combined holding of 27,921,718 shares in the Australian Company and 130,673,558 shares in the UK Company. For further information, please contact Andrew Yik, General Counsel & Head of Compliance Australia on +61 (2) 9272 2305. Yours faithfully, For and on behalf of BlackRock, Inc. EXHIBIT 99.13

604 page 1/2 15 July 2001 To Company Name/Scheme ACN/ARSN 1. Details of substantial holder(1) Name ACN/ARSN (if applicable) There was a change in the interests of the substantial holder on / / The previous notice was given to the company on / / The previous notice was dated / / 2. Previous and present voting power The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows: Class of securities (4) Previous notice Present notice Person's votes Voting power (5) Person's votes Voting power (5) 3. Changes in relevant interests Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows: Date of Person whose Nature of Consideration Class and Person's votes change relevant interest change (6) given in relation number of affected changed to change (7) securities affected 4. Present relevant interests Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows: Holder of Registered Person entitled Nature of Class and Person's votes relevant holder of to be registered relevant number of interest securities as holder (8) interest (6) securities Form 604 Corporations Act 2001 Section 671B Notice of change of interests of substantial holder RIO TINTO LIMITED 004 458 404 BlackRock Group (BlackRock Inc. and subsidiaries named in Annexures to this form) 23 05 2022 30 06 2021 05 07 2021 ord 140,362,493 (see note 1 8.67 156,594,807 9.66 ADR 1:1 1,005,450 (see note 1 below) 0.06 2,000,469 0.12 See Annexure A & D see note 2 below see note 2 below See Annexure B

604 page 2/2 15 July 2001 Signature print name capacity sign here date / / 5. Changes in association The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows: Name and ACN/ARSN (if applicable) Nature of association 6. Addresses The addresses of persons named in this form are as follows: Name Address DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form. (2) See the definition of "associate" in section 9 of the Corporations Act 2001. (3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (4) The voting shares of a company constitute one class unless divided into separate classes. (5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100. (6) Include details of: (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, becom`e entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired. (8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown". (9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice. * At a meeting of the Board on 22 November 2013, the Directors resolved to approve the delegation of the preparation and lodgement of substantial shareholder notices on behalf of BlackRock Investment Management (Australia) Limited. NOTES: 1. The concepts of “voting power” and “relevant interest” in the Corporations Act 2001 (Cth) (“Act”) as they apply to Rio Tinto Limited were modified by ASIC Instrument 01/1040 dated 8 August 2001 (“Modification”). Subsection 608(7A) (inserted by the Modification) broadly provides that while the special voting rights under the dual listed structure continue to exist, a person who has a relevant interest in voting shares in Rio Tinto plc is taken to have a relevant interest in voting shares in Rio Tinto Limited corresponding to the number of votes that would be cast under the special voting arrangements on joint decisions at a meeting of Rio Tinto Limited to reflect that holder's votes at a meeting of Rio Tinto plc. The definition of “person's and associate's votes” in section 610(1) of the Act was amended by the Modification to include the number of votes attached to voting shares in Rio Tinto Limited in which the person or an associate is taken to have a relevant interest under section 608(7A). Under the DLC Merger arrangements established in 1995 between Rio Tinto Limited and Rio Tinto plc, in broad terms, the votes cast on certain resolutions at a general meeting of each of Rio Tinto Limited and Rio Tinto plc reflect the aggregate “public” voting at both of those companies. The information in the main body of this Notice, including the voting power percentages, are based on the public shares and only on the basis of the aggregate public voting. 2. This includes an interest in 128,103,065 Rio Tinto plc ordinary shares, an interest in 546 Rio Tinto plc option contracts representing 570,024 shares upon exercise, as well as an interest in 2,000,469 Rio Tinto plc ordinary shares held through ADRs. Annexure C Casey Tyler *Authorised Signatory 26 05 2022

Annexure A This is Annexure A of 317 pages referred to in form 604 Notice of change of interests of substantial shareholder 26-May-22 Date 5. Consideration 01-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,275 2,275 01-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 700 700 01-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,660 -1,660 01-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,860 1,860 01-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 792 792 01-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,522 5,522 01-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,830 1,830 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 126.60 AUD ORD ltd -2,740 -2,740 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 126.83 AUD ORD ltd -638 -638 01-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 127.85 AUD ORD ltd 383 383 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 125.92 AUD ORD ltd -1,601 -1,601 01-Jul-21 BLACKROCK ADVISORS LLC on mkt buy 126.13 AUD ORD ltd 299 299 01-Jul-21 BLACKROCK ADVISORS LLC on mkt buy 126.13 AUD ORD ltd 119 119 01-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.13 AUD ORD ltd 2,107 2,107 01-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 126.13 AUD ORD ltd 111 111 01-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 126.13 AUD ORD ltd 592 592 01-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.13 AUD ORD ltd 1,154 1,154 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 126.12 AUD ORD ltd -278 -278 01-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 126.18 AUD ORD ltd -2,097 -2,097 01-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.12 AUD ORD ltd -332 -332 01-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.99 AUD ORD ltd 957 957 01-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.99 AUD ORD ltd 292 292 01-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.99 AUD ORD ltd 89 89 01-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.99 AUD ORD ltd 304 304 01-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.99 AUD ORD ltd 160 160 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 125.99 AUD ORD ltd 1,217 1,217 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 125.99 AUD ORD ltd -689 -689 01-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.99 AUD ORD ltd -1,241 -1,241 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 125.99 AUD ORD ltd 361 361 01-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 125.99 AUD ORD ltd 4,030 4,030 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 59.55 GBP ORD plc -96 -96 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.77 GBP ORD plc 19,753 19,753 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.73 GBP ORD plc 19 19 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 59.81 GBP ORD plc -726 -726 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 59.50 GBP ORD plc -1,800 -1,800 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 59.50 GBP ORD plc -500 -500 01-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 59.34 GBP ORD plc -15,519 -15,519 Casey Tyler, Authorised Signatory RIO TINTO LIMITED (RIO) Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY RIO page 1 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.34 GBP ORD plc 759 759 01-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.34 GBP ORD plc 504 504 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.34 GBP ORD plc 882 882 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 59.34 GBP ORD plc -438 -438 01-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 59.34 GBP ORD plc -264 -264 01-Jul-21 BlackRock Asset Management Deutschland AG on mkt sell 59.34 GBP ORD plc -30,309 -30,309 01-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.34 GBP ORD plc 883 883 01-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.34 GBP ORD plc 759 759 01-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.34 GBP ORD plc 896 896 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.34 GBP ORD plc 5,326 5,326 01-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 59.34 GBP ORD plc -9,702 -9,702 01-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.34 GBP ORD plc 499 499 01-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.34 GBP ORD plc 268 268 01-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 16,460 16,460 01-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 5,520 5,520 01-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -8,282 -8,282 01-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 1,795 1,795 01-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 2,472 2,472 01-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 58 58 01-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 111,639 111,639 01-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 20,188 20,188 01-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -18,277 -18,277 01-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 13,778 13,778 01-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 4,543 4,543 01-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 28,335 28,335 01-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 2,667 2,667 01-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 63,177 63,177 01-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 129 129 01-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 78 78 01-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2,872 -2,872 01-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,339 -2,339 01-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,216 2,216 01-Jul-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -1,684 -1,684 02-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,194 4,194 02-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,464 1,464 02-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -5,750 -5,750 02-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -3,870 -3,870 02-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -770 -770 02-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 15,150 15,150 02-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 650 650 02-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 200 200 02-Jul-21 BLACKROCK ADVISORS LLC on mkt buy 125.48 AUD ORD ltd 615 615 02-Jul-21 BLACKROCK ADVISORS LLC on mkt buy 125.48 AUD ORD ltd 126 126 02-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.48 AUD ORD ltd 1,544 1,544 02-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.48 AUD ORD ltd 214 214 02-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 125.48 AUD ORD ltd 313 313 02-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.48 AUD ORD ltd 923 923 02-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.46 AUD ORD ltd -161 -161 02-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 125.45 AUD ORD ltd 4,233 4,233 RIO page 2 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 125.43 AUD ORD ltd -359 -359 02-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.71 AUD ORD ltd 76 76 02-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.71 AUD ORD ltd 608 608 02-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.71 AUD ORD ltd 608 608 02-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.71 AUD ORD ltd 304 304 02-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.71 AUD ORD ltd 143 143 02-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.71 AUD ORD ltd 50 50 02-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.71 AUD ORD ltd 16,947 16,947 02-Jul-21 BlackRock Fund Advisors on mkt buy 125.71 AUD ORD ltd 32 32 02-Jul-21 BlackRock Asset Management Deutschland AG on mkt buy 125.71 AUD ORD ltd 522 522 02-Jul-21 BlackRock Fund Advisors on mkt buy 125.71 AUD ORD ltd 3,950 3,950 02-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 125.71 AUD ORD ltd 1,129 1,129 02-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 125.71 AUD ORD ltd 1,519 1,519 02-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.71 AUD ORD ltd 10,989 10,989 02-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.71 AUD ORD ltd -738 -738 02-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.71 AUD ORD ltd -27,825 -27,825 02-Jul-21 BLACKROCK ADVISORS LLC on mkt buy 59.35 GBP ORD plc 16,062 16,062 02-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 59.47 GBP ORD plc -129 -129 02-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.72 GBP ORD plc 2,444 2,444 02-Jul-21 BlackRock Asset Management Deutschland AG on mkt buy 59.56 GBP ORD plc 5,302 5,302 02-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.45 GBP ORD plc 312 312 02-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.55 GBP ORD plc 8,135 8,135 02-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 59.55 GBP ORD plc 32,063 32,063 02-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 59.55 GBP ORD plc 1,054 1,054 02-Jul-21 BlackRock Fund Advisors on mkt buy 59.55 GBP ORD plc 4,505 4,505 02-Jul-21 BlackRock Fund Advisors on mkt buy 59.55 GBP ORD plc 718 718 02-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.55 GBP ORD plc 110 110 02-Jul-21 BlackRock Investment Management, LLC on mkt buy 59.55 GBP ORD plc 258 258 02-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 59.55 GBP ORD plc 33,220 33,220 02-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 59.55 GBP ORD plc 95 95 02-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 59.55 GBP ORD plc 198 198 02-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.49 GBP ORD plc 17,106 17,106 02-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.56 GBP ORD plc 761 761 02-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.56 GBP ORD plc 1,792 1,792 02-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.56 GBP ORD plc 1,488 1,488 02-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 59.56 GBP ORD plc -36,822 -36,822 02-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.56 GBP ORD plc 701 701 02-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.56 GBP ORD plc 157 157 02-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.56 GBP ORD plc 162 162 02-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.56 GBP ORD plc 1,792 1,792 02-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 59.56 GBP ORD plc -6,750 -6,750 02-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 59.56 GBP ORD plc 1,340 1,340 02-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 59.56 GBP ORD plc -1,497 -1,497 02-Jul-21 BlackRock Fund Advisors on mkt buy 59.56 GBP ORD plc 3,215 3,215 02-Jul-21 BlackRock Fund Advisors on mkt buy 59.56 GBP ORD plc 512 512 02-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 59.56 GBP ORD plc -2,230 -2,230 02-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 59.56 GBP ORD plc -1,340 -1,340 RIO page 3 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,150 3,150 02-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,525 2,525 02-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 845 845 02-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -183,293 -183,293 02-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -393,113 -393,113 02-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 48 48 02-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 681 681 02-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -4,228 -4,228 02-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 497,989 497,989 02-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 107,411 107,411 02-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 16,553 16,553 02-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -1,662 -1,662 02-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -560 -560 02-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -25,912 -25,912 02-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -6,193 -6,193 02-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -7,919 -7,919 02-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 835 835 02-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -185 -185 02-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 48 48 02-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -243 -243 02-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 319 319 02-Jul-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -2,754 -2,754 05-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 125.95 AUD ORD ltd 799 799 05-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 126.13 AUD ORD ltd 1,989 1,989 05-Jul-21 BlackRock Fund Advisors on mkt buy 126.13 AUD ORD ltd 3,080 3,080 05-Jul-21 BlackRock Fund Advisors on mkt buy 126.13 AUD ORD ltd 1,037 1,037 05-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 60.30 GBP ORD plc -108 -108 05-Jul-21 BlackRock Asset Management Deutschland AG on mkt buy 60.40 GBP ORD plc 10,604 10,604 05-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 60.37 GBP ORD plc 4,888 4,888 05-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 60.40 GBP ORD plc 4,924 4,924 05-Jul-21 BlackRock Fund Advisors on mkt buy 60.40 GBP ORD plc 1,223 1,223 05-Jul-21 BlackRock Fund Advisors on mkt buy 60.40 GBP ORD plc 41,905 41,905 05-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 60.40 GBP ORD plc 498 498 05-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 69,127 69,127 05-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -22,810 -22,810 05-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 1,079 1,079 05-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -375 -375 05-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 222,120 222,120 05-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -20,536 -20,536 05-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -21,492 -21,492 05-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -46,651 -46,651 05-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 5,184 5,184 05-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -107,528 -107,528 05-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -58,965 -58,965 05-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -224,245 -224,245 05-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -177 -177 06-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 126.78 AUD ORD ltd -742 -742 06-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 125.41 AUD ORD ltd 654 654 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD ltd 76 76 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD ltd 223 223 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD ltd 60 60 RIO page 4 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD ltd 60 60 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD ltd 60 60 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD ltd 1,040 1,040 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD ltd 1,360 1,360 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD ltd 1,812 1,812 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD ltd 48 48 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD ltd 50 50 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD ltd 160 160 06-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.41 AUD ORD ltd -1,097 -1,097 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD ltd 591 591 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.41 AUD ORD ltd 529 529 06-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.41 AUD ORD ltd 530 530 06-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 60.41 GBP ORD plc 2,537 2,537 06-Jul-21 BlackRock Asset Management Deutschland AG on mkt buy 58.85 GBP ORD plc 3,374 3,374 06-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 60.04 GBP ORD plc -753 -753 06-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 59.57 GBP ORD plc 263 263 06-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 58.85 GBP ORD plc -3,314 -3,314 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 58.85 GBP ORD plc 261 261 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 58.85 GBP ORD plc 4,080 4,080 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 58.85 GBP ORD plc 162 162 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 58.85 GBP ORD plc 659 659 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 58.85 GBP ORD plc 261 261 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 58.85 GBP ORD plc 261 261 06-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 58.85 GBP ORD plc -3,044 -3,044 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 58.85 GBP ORD plc 5,364 5,364 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 58.85 GBP ORD plc 150 150 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 58.85 GBP ORD plc 504 504 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 58.85 GBP ORD plc 3,120 3,120 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 58.85 GBP ORD plc 157 157 06-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 58.85 GBP ORD plc 1,236 1,236 06-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 17,252 17,252 06-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -91 -91 06-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -3,287 -3,287 06-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 13,660 13,660 06-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -435,647 -435,647 06-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 145,639 145,639 06-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -2,116 -2,116 06-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 325 325 06-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 5,355 5,355 06-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 145,628 145,628 06-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 609,413 609,413 06-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 174,015 174,015 06-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -1 -1 06-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 987 987 06-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,643 2,643 06-Jul-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -546 -546 07-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 159 159 07-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,240 1,240 07-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,495 3,495 07-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -3,704 -3,704 07-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,272 -1,272 07-Jul-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD ltd -12,009 -12,009 07-Jul-21 BlackRock Institutional Trust Company, National Association in specie n/a GBP ORD plc -36,672 -36,672 07-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 123.99 AUD ORD ltd 90 90 RIO page 5 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 124.07 AUD ORD ltd -2,581 -2,581 07-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.65 AUD ORD ltd -3,203 -3,203 07-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.65 AUD ORD ltd -2,856 -2,856 07-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 125.71 AUD ORD ltd -152 -152 07-Jul-21 BLACKROCK ADVISORS LLC on mkt sell 125.71 AUD ORD ltd -662 -662 07-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.71 AUD ORD ltd -112 -112 07-Jul-21 BlackRock International Limited on mkt sell 125.71 AUD ORD ltd -108 -108 07-Jul-21 BLACKROCK ADVISORS LLC on mkt sell 125.71 AUD ORD ltd -105 -105 07-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.79 AUD ORD ltd 21 21 07-Jul-21 BlackRock Investment Management, LLC on mkt sell 125.78 AUD ORD ltd -1,576 -1,576 07-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 125.78 AUD ORD ltd -844 -844 07-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 125.78 AUD ORD ltd -467 -467 07-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 125.78 AUD ORD ltd -497 -497 07-Jul-21 BlackRock Investment Management, LLC on mkt sell 125.78 AUD ORD ltd -246 -246 07-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 125.78 AUD ORD ltd -154 -154 07-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 125.78 AUD ORD ltd -152 -152 07-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 125.78 AUD ORD ltd -428 -428 07-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 125.78 AUD ORD ltd -133 -133 07-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 125.78 AUD ORD ltd -80 -80 07-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.78 AUD ORD ltd -101 -101 07-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 125.78 AUD ORD ltd -74 -74 07-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 126.04 AUD ORD ltd 584 584 07-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 126.04 AUD ORD ltd 560 560 07-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 126.04 AUD ORD ltd -152 -152 07-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 126.04 AUD ORD ltd 1,331 1,331 07-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 126.04 AUD ORD ltd 9,688 9,688 07-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 126.04 AUD ORD ltd 72 72 07-Jul-21 BlackRock Fund Advisors on mkt buy 126.04 AUD ORD ltd 24 24 07-Jul-21 BlackRock Fund Advisors on mkt buy 126.04 AUD ORD ltd 1,613 1,613 07-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.04 AUD ORD ltd 2,232 2,232 07-Jul-21 BlackRock Fund Advisors on mkt buy 126.04 AUD ORD ltd 1,102 1,102 07-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 59.90 GBP ORD plc 32 32 07-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 59.90 GBP ORD plc 397 397 07-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 59.94 GBP ORD plc -316 -316 07-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 59.93 GBP ORD plc -16,527 -16,527 07-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 60.10 GBP ORD plc -217 -217 07-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 59.94 GBP ORD plc -6,746 -6,746 07-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 60.24 GBP ORD plc -1,673 -1,673 07-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 22,410 22,410 07-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 7,452 7,452 07-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 60.38 GBP ORD plc 1,766 1,766 07-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 60.38 GBP ORD plc -15,220 -15,220 07-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 60.38 GBP ORD plc -742 -742 07-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 60.38 GBP ORD plc -266 -266 07-Jul-21 BlackRock Fund Advisors on mkt buy 60.38 GBP ORD plc 4,877 4,877 07-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 60.38 GBP ORD plc 1,227 1,227 07-Jul-21 BlackRock Fund Advisors on mkt buy 60.38 GBP ORD plc 2,321 2,321 RIO page 6 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 60.38 GBP ORD plc 1,226 1,226 07-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 60.38 GBP ORD plc 1,680 1,680 07-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 60.38 GBP ORD plc -3,380 -3,380 07-Jul-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -1,738 -1,738 07-Jul-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 366,700 366,700 07-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 10,222 10,222 07-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 345,853 345,853 07-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -607 -607 07-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -13,828 -13,828 07-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 23,915 23,915 07-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -120,606 -120,606 07-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -122,799 -122,799 07-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 4,926 4,926 07-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -419 -419 07-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -5,898 -5,898 07-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -137,392 -137,392 07-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 5,699 5,699 07-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -4,126 -4,126 07-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -56,529 -56,529 07-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -917 -917 07-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 1,057 1,057 07-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 402 402 07-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 196 196 07-Jul-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -2,658 -2,658 08-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,796 2,796 08-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 992 992 08-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -5,031 -5,031 08-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,001 -1,001 08-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,524 2,524 08-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,056 1,056 08-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.98 AUD ORD ltd -297 -297 08-Jul-21 BLACKROCK ADVISORS LLC on mkt buy 126.95 AUD ORD ltd 436 436 08-Jul-21 BLACKROCK ADVISORS LLC on mkt buy 126.95 AUD ORD ltd 106 106 08-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.95 AUD ORD ltd 2,403 2,403 08-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 126.95 AUD ORD ltd 164 164 08-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 126.95 AUD ORD ltd 706 706 08-Jul-21 BlackRock Asset Management Deutschland AG on mkt buy 126.22 AUD ORD ltd 324 324 08-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 126.22 AUD ORD ltd 623 623 08-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 126.22 AUD ORD ltd 445 445 08-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 126.22 AUD ORD ltd 304 304 08-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 126.22 AUD ORD ltd 162 162 08-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 126.22 AUD ORD ltd -1,306 -1,306 08-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.22 AUD ORD ltd -6,309 -6,309 08-Jul-21 BlackRock Fund Advisors on mkt buy 126.22 AUD ORD ltd 1,893 1,893 08-Jul-21 BlackRock Fund Advisors on mkt buy 126.22 AUD ORD ltd 1,648 1,648 08-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 126.22 AUD ORD ltd 300 300 08-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 58.39 GBP ORD plc -272 -272 08-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 58.10 GBP ORD plc 1,064 1,064 08-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 58.66 GBP ORD plc -2,675 -2,675 08-Jul-21 BlackRock Investment Management, LLC on mkt buy 58.66 GBP ORD plc 2,326 2,326 RIO page 7 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 58.66 GBP ORD plc -6,362 -6,362 08-Jul-21 BlackRock Fund Advisors on mkt buy 58.66 GBP ORD plc 2,794 2,794 08-Jul-21 BlackRock Asset Management Deutschland AG on mkt buy 58.66 GBP ORD plc 231 231 08-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 58.66 GBP ORD plc 906 906 08-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 58.66 GBP ORD plc 1,680 1,680 08-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 58.66 GBP ORD plc 1,200 1,200 08-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 58.66 GBP ORD plc 897 897 08-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 58.66 GBP ORD plc 504 504 08-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,582 -1,582 08-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -299,133 -299,133 08-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 1,589 1,589 08-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -121 -121 08-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -7,832 -7,832 08-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -68,456 -68,456 08-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 94,191 94,191 08-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -5,743 -5,743 08-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 4 4 08-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -2,364 -2,364 08-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 16,821 16,821 08-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -5,699 -5,699 08-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 4,192 4,192 08-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -116,617 -116,617 08-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -36 -36 08-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1,057 -1,057 08-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 178 178 09-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -5,770 -5,770 09-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 126.00 AUD ORD ltd 79 79 09-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 124.96 AUD ORD ltd -2,184 -2,184 09-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 124.96 AUD ORD ltd -2,378 -2,378 09-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 125.01 AUD ORD ltd -6,173 -6,173 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.09 AUD ORD ltd -1,137 -1,137 09-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 125.09 AUD ORD ltd -770 -770 09-Jul-21 BLACKROCK ADVISORS LLC on mkt sell 125.09 AUD ORD ltd -1,595 -1,595 09-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 125.09 AUD ORD ltd -1,370 -1,370 09-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 125.09 AUD ORD ltd -661 -661 09-Jul-21 BlackRock Investment Management, LLC on mkt sell 125.09 AUD ORD ltd -243 -243 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.09 AUD ORD ltd -2,024 -2,024 09-Jul-21 BLACKROCK ADVISORS LLC on mkt sell 125.09 AUD ORD ltd -296 -296 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.09 AUD ORD ltd -4,563 -4,563 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.09 AUD ORD ltd -433 -433 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.09 AUD ORD ltd -974 -974 09-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 125.09 AUD ORD ltd -276 -276 09-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 125.09 AUD ORD ltd -1,397 -1,397 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.09 AUD ORD ltd -1,551 -1,551 09-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.40 AUD ORD ltd 60 60 09-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.40 AUD ORD ltd 120 120 RIO page 8 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.40 AUD ORD ltd 240 240 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 125.40 AUD ORD ltd -1,023 -1,023 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.40 AUD ORD ltd 252 252 09-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 125.40 AUD ORD ltd 5,628 5,628 09-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 60.35 GBP ORD plc -2,402 -2,402 09-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 60.30 GBP ORD plc -18,721 -18,721 09-Jul-21 BLACKROCK ADVISORS LLC on mkt sell 60.35 GBP ORD plc -1,822 -1,822 09-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 60.35 GBP ORD plc -1,304 -1,304 09-Jul-21 BlackRock Investment Management, LLC on mkt sell 60.35 GBP ORD plc -798 -798 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 60.35 GBP ORD plc -1,781 -1,781 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 60.35 GBP ORD plc -98,610 -98,610 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 60.35 GBP ORD plc -1,563 -1,563 09-Jul-21 BLACKROCK ADVISORS LLC on mkt sell 60.35 GBP ORD plc -394 -394 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 60.35 GBP ORD plc -2,187 -2,187 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 60.35 GBP ORD plc -192 -192 09-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.11 GBP ORD plc 7,369 7,369 09-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 60.35 GBP ORD plc -680 -680 09-Jul-21 BlackRock Investment Management, LLC on mkt sell 60.35 GBP ORD plc -4,505 -4,505 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 60.35 GBP ORD plc -1,932 -1,932 09-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 60.35 GBP ORD plc -141 -141 09-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 61.06 GBP ORD plc -10,308 -10,308 09-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.06 GBP ORD plc 261 261 09-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.06 GBP ORD plc 522 522 09-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.06 GBP ORD plc 720 720 09-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.06 GBP ORD plc 762 762 09-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 61.06 GBP ORD plc 137 137 09-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.06 GBP ORD plc 211 211 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 61.06 GBP ORD plc -1,196 -1,196 09-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 61.06 GBP ORD plc 125 125 09-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.06 GBP ORD plc 762 762 09-Jul-21 BLACKROCK ADVISORS LLC in specie n/a GBP ORD plc -13,610 -13,610 09-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. in specie n/a GBP ORD plc 13,610 13,610 09-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 14,360 14,360 09-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 189,613 189,613 09-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 6,119 6,119 09-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 3,849 3,849 09-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -67,026 -67,026 09-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -107,238 -107,238 09-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 596 596 09-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 40,750 40,750 09-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 973 973 09-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 61,569 61,569 09-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -6,688 -6,688 09-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 372,893 372,893 09-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 5,044 5,044 09-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 77 77 RIO page 9 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 7,839 7,839 09-Jul-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -2,658 -2,658 12-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,524 2,524 12-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,056 1,056 12-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -8,580 -8,580 12-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -2,824 -2,824 12-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 127.88 AUD ORD ltd -17,508 -17,508 12-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 128.85 AUD ORD ltd -232 -232 12-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 127.60 AUD ORD ltd 60 60 12-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 127.60 AUD ORD ltd 299 299 12-Jul-21 BlackRock Asset Management North Asia Limited on mkt buy 127.60 AUD ORD ltd 915 915 12-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 127.60 AUD ORD ltd 2,249 2,249 12-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.60 AUD ORD ltd 131 131 12-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 127.60 AUD ORD ltd -115 -115 12-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,670 2,670 12-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 61.00 GBP ORD plc 6,671 6,671 12-Jul-21 BlackRock Fund Advisors on mkt buy 61.00 GBP ORD plc 617 617 12-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 61.00 GBP ORD plc -6,872 -6,872 12-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.00 GBP ORD plc 261 261 12-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.00 GBP ORD plc 892 892 12-Jul-21 BlackRock Fund Advisors on mkt buy 61.00 GBP ORD plc 7,751 7,751 12-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 61.00 GBP ORD plc 1,315 1,315 12-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 61.00 GBP ORD plc -1,315 -1,315 12-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 21,070 21,070 12-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -13,098 -13,098 12-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 186 186 12-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -3,491 -3,491 12-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 24,086 24,086 12-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 8,115 8,115 12-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -1,181 -1,181 12-Jul-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 240 240 12-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 3,151 3,151 12-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 24,796 24,796 12-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 42,357 42,357 12-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 37,564 37,564 12-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 65,946 65,946 12-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -76,544 -76,544 12-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 83 83 12-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 7,517 7,517 12-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -77 -77 12-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 507 507 12-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 841 841 12-Jul-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 2,658 2,658 13-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 75 75 13-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 66 66 13-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -5,805 -5,805 13-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,155 -1,155 13-Jul-21 BlackRock (Singapore) Limited on mkt buy 129.13 AUD ORD ltd 3,750 3,750 13-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 128.80 AUD ORD ltd 22,332 22,332 13-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 128.70 AUD ORD ltd -733 -733 13-Jul-21 BLACKROCK ADVISORS LLC on mkt sell 128.70 AUD ORD ltd -1,461 -1,461 RIO page 10 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Jul-21 BlackRock Investment Management, LLC on mkt sell 128.70 AUD ORD ltd -295 -295 13-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.70 AUD ORD ltd -1,927 -1,927 13-Jul-21 BLACKROCK ADVISORS LLC on mkt sell 128.70 AUD ORD ltd -320 -320 13-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.70 AUD ORD ltd -4,081 -4,081 13-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.70 AUD ORD ltd -478 -478 13-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 128.70 AUD ORD ltd -265 -265 13-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 128.70 AUD ORD ltd -1,274 -1,274 13-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.70 AUD ORD ltd -2,143 -2,143 13-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 128.73 AUD ORD ltd -6,664 -6,664 13-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 128.36 AUD ORD ltd -1,962 -1,962 13-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 128.36 AUD ORD ltd -152 -152 13-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 128.36 AUD ORD ltd -304 -304 13-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 128.36 AUD ORD ltd 325 325 13-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 61.09 GBP ORD plc -20,146 -20,146 13-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.58 GBP ORD plc 5,844 5,844 13-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 61.03 GBP ORD plc 59,761 59,761 13-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 61.64 GBP ORD plc -2,000 -2,000 13-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 61.05 GBP ORD plc -1,115 -1,115 13-Jul-21 BlackRock Investment Management, LLC on mkt sell 61.04 GBP ORD plc -953 -953 13-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 61.05 GBP ORD plc -6,281 -6,281 13-Jul-21 BlackRock Investment Management, LLC on mkt sell 61.05 GBP ORD plc -1,349 -1,349 13-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 60.76 GBP ORD plc 186 186 13-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 60.76 GBP ORD plc -742 -742 13-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 60.76 GBP ORD plc -1,484 -1,484 13-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 60.76 GBP ORD plc 1,760 1,760 13-Jul-21 BlackRock Investment Management, LLC on mkt buy 60.76 GBP ORD plc 2,395 2,395 13-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 60.76 GBP ORD plc 1,183 1,183 13-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 60.76 GBP ORD plc 1,760 1,760 13-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 60.76 GBP ORD plc 1,800 1,800 13-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 252,917 252,917 13-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -27,575 -27,575 13-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -6,535 -6,535 13-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 7,505 7,505 13-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 8,815 8,815 13-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 478,613 478,613 13-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 54,365 54,365 13-Jul-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 8 8 13-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -93 -93 13-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 8,273 8,273 13-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -40,632 -40,632 13-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 26,936 26,936 13-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -251,078 -251,078 13-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -75,497 -75,497 13-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -80 -80 13-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -1,938 -1,938 13-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 895 895 RIO page 11 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 360 360 13-Jul-21 BlackRock Asset Management Canada Limited in specie n/a GBP ORD plc -8,691 -8,691 13-Jul-21 BlackRock Asset Management Canada Limited in specie n/a AUD ORD ltd -1,225 -1,225 14-Jul-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -343,364 -343,364 14-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -7,420 -7,420 14-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -2,544 -2,544 14-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,020 2,020 14-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 660 660 14-Jul-21 BlackRock Investment Management, LLC on mkt sell 128.32 AUD ORD ltd -547 -547 14-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.29 AUD ORD ltd -104 -104 14-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.29 AUD ORD ltd -82 -82 14-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 128.32 AUD ORD ltd -283 -283 14-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 128.32 AUD ORD ltd -89 -89 14-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 128.32 AUD ORD ltd -191 -191 14-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 128.32 AUD ORD ltd -214 -214 14-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 128.32 AUD ORD ltd -289 -289 14-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 128.32 AUD ORD ltd -334 -334 14-Jul-21 BlackRock Investment Management, LLC on mkt sell 128.32 AUD ORD ltd -4,753 -4,753 14-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.32 AUD ORD ltd -31 -31 14-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 128.32 AUD ORD ltd -1,704 -1,704 14-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 128.32 AUD ORD ltd -577 -577 14-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 128.32 AUD ORD ltd -2,109 -2,109 14-Jul-21 BlackRock Investment Management, LLC on mkt buy 128.36 AUD ORD ltd 216 216 14-Jul-21 BlackRock Investment Management, LLC on mkt sell 128.32 AUD ORD ltd -527 -527 14-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 128.32 AUD ORD ltd -2,800 -2,800 14-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 128.32 AUD ORD ltd -171 -171 14-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 128.30 AUD ORD ltd -3,969 -3,969 14-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 128.30 AUD ORD ltd -4,138 -4,138 14-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 128.30 AUD ORD ltd -9,838 -9,838 14-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 128.28 AUD ORD ltd -741 -741 14-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 128.28 AUD ORD ltd 76 76 14-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 128.28 AUD ORD ltd 154 154 14-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 128.28 AUD ORD ltd -918 -918 14-Jul-21 BlackRock Fund Advisors on mkt sell 128.28 AUD ORD ltd -1,456 -1,456 14-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 128.28 AUD ORD ltd -107 -107 14-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 128.28 AUD ORD ltd 2,008 2,008 14-Jul-21 BlackRock Investment Management, LLC on mkt buy 128.28 AUD ORD ltd 1,430 1,430 14-Jul-21 BLACKROCK ADVISORS LLC on mkt buy 128.28 AUD ORD ltd 981 981 14-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 60.76 GBP ORD plc -1,076 -1,076 14-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 60.76 GBP ORD plc -4,710 -4,710 14-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 60.76 GBP ORD plc -185 -185 14-Jul-21 BlackRock Investment Management, LLC on mkt sell 60.76 GBP ORD plc -139 -139 14-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 60.76 GBP ORD plc -128 -128 14-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 60.76 GBP ORD plc -90 -90 RIO page 12 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 60.71 GBP ORD plc -269 -269 14-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 60.95 GBP ORD plc 4,100 4,100 14-Jul-21 BlackRock Asset Management Deutschland AG on mkt sell 60.88 GBP ORD plc -39,253 -39,253 14-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 60.88 GBP ORD plc 326 326 14-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 60.88 GBP ORD plc 2,462 2,462 14-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 60.88 GBP ORD plc -2,865 -2,865 14-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 60.88 GBP ORD plc 1,520 1,520 14-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 60.88 GBP ORD plc -4,452 -4,452 14-Jul-21 BlackRock Investment Management, LLC on mkt buy 60.88 GBP ORD plc 1,294 1,294 14-Jul-21 BLACKROCK ADVISORS LLC on mkt buy 60.88 GBP ORD plc 2,990 2,990 14-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 60.88 GBP ORD plc 1,344 1,344 14-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 60.88 GBP ORD plc 9,848 9,848 14-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 60.88 GBP ORD plc 440 440 14-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 60.88 GBP ORD plc -1,778 -1,778 14-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 60.88 GBP ORD plc -1,910 -1,910 14-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 60.88 GBP ORD plc 162 162 14-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,515 1,515 14-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 495 495 14-Jul-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -1,738 -1,738 14-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -96,705 -96,705 14-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 36,457 36,457 14-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -664 -664 14-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -4,918 -4,918 14-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 4,269 4,269 14-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -706,758 -706,758 14-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -110,793 -110,793 14-Jul-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -1 -1 14-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 59,707 59,707 14-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 1,231 1,231 14-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 3 3 14-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 526 526 14-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 3,317 3,317 14-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -325,973 -325,973 14-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 470 470 14-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -2,177 -2,177 14-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -153 -153 15-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -5,565 -5,565 15-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,908 -1,908 15-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 426 426 15-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 130.09 AUD ORD ltd -715 -715 15-Jul-21 BLACKROCK ADVISORS LLC on mkt sell 130.09 AUD ORD ltd -762 -762 15-Jul-21 BlackRock Investment Management, LLC on mkt sell 130.09 AUD ORD ltd -199 -199 15-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 130.09 AUD ORD ltd -1,311 -1,311 15-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 128.55 AUD ORD ltd -760 -760 15-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 131.14 AUD ORD ltd 310 310 15-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 131.14 AUD ORD ltd 310 310 15-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 131.14 AUD ORD ltd 1,240 1,240 15-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 131.14 AUD ORD ltd -152 -152 15-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 131.14 AUD ORD ltd -456 -456 15-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 131.14 AUD ORD ltd 299 299 15-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 131.14 AUD ORD ltd 556 556 15-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 61.25 GBP ORD plc -2,360 -2,360 15-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 61.25 GBP ORD plc -1,013 -1,013 RIO page 13 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 61.25 GBP ORD plc -736 -736 15-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 61.25 GBP ORD plc -1,990 -1,990 15-Jul-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc -42,885 -42,885 15-Jul-21 BlackRock Asset Management Deutschland AG on mkt sell 61.42 GBP ORD plc -19,792 -19,792 15-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 60.83 GBP ORD plc 358 358 15-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 61.42 GBP ORD plc -795 -795 15-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 61.42 GBP ORD plc -136 -136 15-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 61.42 GBP ORD plc 873 873 15-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.42 GBP ORD plc 2,274 2,274 15-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.42 GBP ORD plc 3,612 3,612 15-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 61.42 GBP ORD plc -9,564 -9,564 15-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.42 GBP ORD plc 758 758 15-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.42 GBP ORD plc 903 903 15-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 61.42 GBP ORD plc -742 -742 15-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 61.42 GBP ORD plc -2,226 -2,226 15-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 61.42 GBP ORD plc -3,710 -3,710 15-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.42 GBP ORD plc 824 824 15-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.42 GBP ORD plc 892 892 15-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.42 GBP ORD plc 2,462 2,462 15-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.42 GBP ORD plc 4,924 4,924 15-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 61.42 GBP ORD plc -5,718 -5,718 15-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.42 GBP ORD plc 903 903 15-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 5,400 5,400 15-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 12,750 12,750 15-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,080 4,080 15-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,728 1,728 15-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -270,544 -270,544 15-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -17,588 -17,588 15-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 964 964 15-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -904 -904 15-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 58,009 58,009 15-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -171 -171 15-Jul-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 2 2 15-Jul-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a AUD ORD ltd 95 95 15-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 125,261 125,261 15-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -51,919 -51,919 15-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -3 -3 15-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -3,493 -3,493 15-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -98,208 -98,208 15-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 65,618 65,618 15-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -38,169 -38,169 15-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -5,878 -5,878 15-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 30,674 30,674 15-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -4,943 -4,943 15-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 139 139 15-Jul-21 BlackRock Investment Management (Australia) Limited in specie n/a GBP ORD plc -1,935 -1,935 15-Jul-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD ltd -18,587 -18,587 15-Jul-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -2,679 -2,679 16-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 426 426 16-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -4,257 -4,257 16-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -847 -847 16-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 130.35 AUD ORD ltd 101 101 RIO page 14 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 129.94 AUD ORD ltd -235 -235 16-Jul-21 BLACKROCK ADVISORS LLC on mkt buy 130.35 AUD ORD ltd 476 476 16-Jul-21 BlackRock Fund Advisors on mkt sell 130.79 AUD ORD ltd -2,762 -2,762 16-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 130.41 AUD ORD ltd -6,980 -6,980 16-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 130.41 AUD ORD ltd -9,866 -9,866 16-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 130.41 AUD ORD ltd -6,754 -6,754 16-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 130.29 AUD ORD ltd -718 -718 16-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 130.43 AUD ORD ltd -1,476 -1,476 16-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 130.29 AUD ORD ltd -684 -684 16-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 130.60 AUD ORD ltd 654 654 16-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 130.60 AUD ORD ltd -838 -838 16-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 130.60 AUD ORD ltd 180 180 16-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 130.60 AUD ORD ltd 720 720 16-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 130.60 AUD ORD ltd 306 306 16-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 130.60 AUD ORD ltd -302 -302 16-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 130.60 AUD ORD ltd 5,381 5,381 16-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 130.60 AUD ORD ltd 3,111 3,111 16-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 130.60 AUD ORD ltd -2,921 -2,921 16-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 130.60 AUD ORD ltd -94 -94 16-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 60.15 GBP ORD plc -2,233 -2,233 16-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.31 GBP ORD plc 783 783 16-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 59.31 GBP ORD plc -1,484 -1,484 16-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.31 GBP ORD plc 6,895 6,895 16-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.31 GBP ORD plc 1,642 1,642 16-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.31 GBP ORD plc 6,221 6,221 16-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.31 GBP ORD plc 1,469 1,469 16-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 59.31 GBP ORD plc 5,308 5,308 16-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 59.31 GBP ORD plc 4,601 4,601 16-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.31 GBP ORD plc 899 899 16-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.31 GBP ORD plc 760 760 16-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.31 GBP ORD plc 2,160 2,160 16-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.31 GBP ORD plc 2,260 2,260 16-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 59.31 GBP ORD plc -5,318 -5,318 16-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.31 GBP ORD plc 538 538 16-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.31 GBP ORD plc 2,039 2,039 16-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.31 GBP ORD plc 481 481 16-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 24,900 24,900 16-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 8,250 8,250 16-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 905 905 16-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,385 2,385 16-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 11,894 11,894 16-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -91,034 -91,034 16-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -7,049 -7,049 16-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -2,641 -2,641 16-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 20,779 20,779 16-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -145,357 -145,357 16-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 81,729 81,729 16-Jul-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 297 297 RIO page 15 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Jul-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a AUD ORD ltd -95 -95 16-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 7,516 7,516 16-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -23,284 -23,284 16-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -2,418 -2,418 16-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -51,145 -51,145 16-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 33,802 33,802 16-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -206,210 -206,210 16-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -2,602 -2,602 16-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -30,674 -30,674 16-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 7 7 16-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 56 56 19-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 318 318 19-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,194 4,194 19-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,488 1,488 19-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,524 2,524 19-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,056 1,056 19-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.11 AUD ORD ltd 468 468 19-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 127.83 AUD ORD ltd 1,122 1,122 19-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 127.83 AUD ORD ltd 320 320 19-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 127.83 AUD ORD ltd -11,271 -11,271 19-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 127.83 AUD ORD ltd 901 901 19-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.83 AUD ORD ltd 875 875 19-Jul-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc -26,684 -26,684 19-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 57.58 GBP ORD plc -17,400 -17,400 19-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 57.59 GBP ORD plc -1,912 -1,912 19-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 57.55 GBP ORD plc -11,651 -11,651 19-Jul-21 BLACKROCK ADVISORS LLC on mkt sell 57.62 GBP ORD plc -43,158 -43,158 19-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 57.57 GBP ORD plc -15,248 -15,248 19-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 57.55 GBP ORD plc 960 960 19-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 57.55 GBP ORD plc 3,559 3,559 19-Jul-21 BlackRock Investment Management, LLC on mkt buy 57.55 GBP ORD plc 3,036 3,036 19-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 57.55 GBP ORD plc -1,459 -1,459 19-Jul-21 BlackRock Investment Management, LLC on mkt sell 57.55 GBP ORD plc -313 -313 19-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 57.55 GBP ORD plc -1,906 -1,906 19-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 57.55 GBP ORD plc -889 -889 19-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -50,125 -50,125 19-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 225,253 225,253 19-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 3,174 3,174 19-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -438 -438 19-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -36,598 -36,598 19-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -44,301 -44,301 19-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -11,807 -11,807 19-Jul-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -100 -100 19-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 58,912 58,912 19-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 1,480 1,480 19-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 11,502 11,502 19-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -39,374 -39,374 19-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 1,111 1,111 RIO page 16 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -1 -1 19-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 322 322 19-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 95 95 20-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,065 1,065 20-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -15,170 -15,170 20-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,300 8,300 20-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,750 2,750 20-Jul-21 BlackRock (Singapore) Limited on mkt buy 124.84 AUD ORD ltd 1,015 1,015 20-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 124.86 AUD ORD ltd 133 133 20-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 124.80 AUD ORD ltd -785 -785 20-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 124.76 AUD ORD ltd -10,979 -10,979 20-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 124.76 AUD ORD ltd -1,052 -1,052 20-Jul-21 BLACKROCK ADVISORS LLC on mkt sell 124.81 AUD ORD ltd -1,552 -1,552 20-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 124.81 AUD ORD ltd -1,198 -1,198 20-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 124.80 AUD ORD ltd -643 -643 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.81 AUD ORD ltd -2,062 -2,062 20-Jul-21 BLACKROCK ADVISORS LLC on mkt sell 124.80 AUD ORD ltd -372 -372 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.81 AUD ORD ltd -3,260 -3,260 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.80 AUD ORD ltd -482 -482 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.81 AUD ORD ltd -1,036 -1,036 20-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 124.81 AUD ORD ltd -1,274 -1,274 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.79 AUD ORD ltd -33 -33 20-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 124.80 AUD ORD ltd -265 -265 20-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 124.80 AUD ORD ltd -166 -166 20-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 124.42 AUD ORD ltd -1,057 -1,057 20-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 124.42 AUD ORD ltd -755 -755 20-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 124.42 AUD ORD ltd -151 -151 20-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 124.42 AUD ORD ltd -897 -897 20-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 124.42 AUD ORD ltd -299 -299 20-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 124.42 AUD ORD ltd 295 295 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 124.42 AUD ORD ltd 3,533 3,533 20-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 124.42 AUD ORD ltd 145 145 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 124.42 AUD ORD ltd -313 -313 20-Jul-21 BlackRock Fund Advisors on mkt sell 124.42 AUD ORD ltd -1,444 -1,444 20-Jul-21 BlackRock Fund Advisors on mkt sell 124.42 AUD ORD ltd -4,124 -4,124 20-Jul-21 BLACKROCK ADVISORS LLC on mkt sell 58.28 GBP ORD plc -754 -754 20-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 58.28 GBP ORD plc -2,896 -2,896 20-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 58.28 GBP ORD plc -1,301 -1,301 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 58.28 GBP ORD plc -814 -814 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 58.28 GBP ORD plc -1,478 -1,478 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 58.28 GBP ORD plc -2,584 -2,584 20-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 58.28 GBP ORD plc -349 -349 20-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 58.28 GBP ORD plc -203 -203 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 58.28 GBP ORD plc -663 -663 20-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 58.71 GBP ORD plc 23 23 RIO page 17 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 58.19 GBP ORD plc -4,712 -4,712 20-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 58.19 GBP ORD plc -8,040 -8,040 20-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 58.19 GBP ORD plc -8,352 -8,352 20-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 58.19 GBP ORD plc -2,074 -2,074 20-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 58.19 GBP ORD plc -14,744 -14,744 20-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 58.19 GBP ORD plc -2,154 -2,154 20-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 58.19 GBP ORD plc -2,287 -2,287 20-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 58.19 GBP ORD plc -10,589 -10,589 20-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 58.19 GBP ORD plc -49,238 -49,238 20-Jul-21 BlackRock Fund Advisors on mkt sell 58.19 GBP ORD plc -4,364 -4,364 20-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 58.19 GBP ORD plc -6,958 -6,958 20-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 58.19 GBP ORD plc -37,649 -37,649 20-Jul-21 BlackRock Investment Management, LLC on mkt sell 58.19 GBP ORD plc -3,092 -3,092 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 58.19 GBP ORD plc -22,944 -22,944 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 58.19 GBP ORD plc -6,056 -6,056 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 58.19 GBP ORD plc -2,683 -2,683 20-Jul-21 BlackRock Fund Advisors on mkt sell 58.19 GBP ORD plc -16,573 -16,573 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 58.19 GBP ORD plc -1,588 -1,588 20-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 58.19 GBP ORD plc -1,919 -1,919 20-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 58.19 GBP ORD plc -898 -898 20-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 58.19 GBP ORD plc -1,516 -1,516 20-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 58.19 GBP ORD plc -786 -786 20-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 58.19 GBP ORD plc -219 -219 20-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 58.19 GBP ORD plc -90 -90 20-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 58.21 GBP ORD plc -31,550 -31,550 20-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 58.35 GBP ORD plc -4,230 -4,230 20-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 57.78 GBP ORD plc -6,034 -6,034 20-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 57.74 GBP ORD plc -22,386 -22,386 20-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,904 5,904 20-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 58.10 GBP ORD plc 12,100 12,100 20-Jul-21 BLACKROCK ADVISORS LLC on mkt sell 58.57 GBP ORD plc -17,926 -17,926 20-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 58.36 GBP ORD plc -892 -892 20-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 58.36 GBP ORD plc -742 -742 20-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 58.36 GBP ORD plc -5,194 -5,194 20-Jul-21 BlackRock Asset Management Deutschland AG on mkt sell 58.36 GBP ORD plc -148 -148 20-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 58.36 GBP ORD plc 349 349 20-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 58.36 GBP ORD plc 3,805 3,805 20-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 58.36 GBP ORD plc 971 971 20-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 58.36 GBP ORD plc 377 377 20-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 58.36 GBP ORD plc 296 296 20-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 58.36 GBP ORD plc 880 880 20-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 58.36 GBP ORD plc -3,710 -3,710 20-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 58.36 GBP ORD plc -2,676 -2,676 20-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,829 1,829 20-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,782 5,782 20-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 31,540 31,540 20-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 10,450 10,450 RIO page 18 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Jul-21 BlackRock Investment Management (Australia) Limited in specie n/a GBP ORD plc 14,602 14,602 20-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 91,191 91,191 20-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -323,559 -323,559 20-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 7,499 7,499 20-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 13,908 13,908 20-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -34,008 -34,008 20-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 41,908 41,908 20-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -48,895 -48,895 20-Jul-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 35 35 20-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 4,344 4,344 20-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 29,856 29,856 20-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 7 7 20-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 49,313 49,313 20-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 103,733 103,733 20-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 27,257 27,257 20-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 379,381 379,381 20-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 657 657 20-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 6,014 6,014 20-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -38 -38 20-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -414 -414 21-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -2,028 -2,028 21-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -10,088 -10,088 21-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -1,940 -1,940 21-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -390 -390 21-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -1,855 -1,855 21-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -636 -636 21-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -46,375 -46,375 21-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -15,900 -15,900 21-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,515 1,515 21-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 507 507 21-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 735 735 21-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 246 246 21-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 126.07 AUD ORD ltd -4,364 -4,364 21-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.01 AUD ORD ltd -34 -34 21-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 126.01 AUD ORD ltd -656 -656 21-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 126.01 AUD ORD ltd -274 -274 21-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 126.01 AUD ORD ltd -286 -286 21-Jul-21 BLACKROCK ADVISORS LLC on mkt sell 126.01 AUD ORD ltd -21 -21 21-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 126.01 AUD ORD ltd -270 -270 21-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 126.01 AUD ORD ltd -229 -229 21-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 126.01 AUD ORD ltd -116 -116 21-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 126.01 AUD ORD ltd -470 -470 21-Jul-21 BlackRock Investment Management, LLC on mkt sell 126.01 AUD ORD ltd -1,635 -1,635 21-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.01 AUD ORD ltd -285 -285 21-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.98 AUD ORD ltd -28,653 -28,653 21-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.98 AUD ORD ltd -29,514 -29,514 21-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.98 AUD ORD ltd -18,955 -18,955 21-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.07 AUD ORD ltd -8,078 -8,078 21-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.07 AUD ORD ltd -1,633 -1,633 RIO page 19 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.07 AUD ORD ltd -1,615 -1,615 21-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 125.87 AUD ORD ltd 148 148 21-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.87 AUD ORD ltd 240 240 21-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 125.87 AUD ORD ltd 313 313 21-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 125.87 AUD ORD ltd -298 -298 21-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 125.87 AUD ORD ltd 701 701 21-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 125.87 AUD ORD ltd 20 20 21-Jul-21 BlackRock Fund Advisors on mkt buy 125.87 AUD ORD ltd 737 737 21-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 125.87 AUD ORD ltd 213 213 21-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 125.87 AUD ORD ltd -15,901 -15,901 21-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 125.87 AUD ORD ltd 8,998 8,998 21-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 59.57 GBP ORD plc -770 -770 21-Jul-21 BlackRock Investment Management, LLC on mkt sell 59.57 GBP ORD plc -2,334 -2,334 21-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 59.89 GBP ORD plc -272 -272 21-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 59.96 GBP ORD plc -6,408 -6,408 21-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 59.71 GBP ORD plc -4,765 -4,765 21-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.71 GBP ORD plc 1,044 1,044 21-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 59.71 GBP ORD plc -891 -891 21-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.71 GBP ORD plc 932 932 21-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 59.71 GBP ORD plc -2,017 -2,017 21-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 59.71 GBP ORD plc 1,675 1,675 21-Jul-21 BlackRock Fund Advisors on mkt buy 59.71 GBP ORD plc 292 292 21-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 59.71 GBP ORD plc 23 23 21-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.71 GBP ORD plc 1,307 1,307 21-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.71 GBP ORD plc 423 423 21-Jul-21 BlackRock Fund Advisors on mkt buy 59.71 GBP ORD plc 485 485 21-Jul-21 BlackRock Fund Advisors on mkt buy 59.71 GBP ORD plc 1,071 1,071 21-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 59.71 GBP ORD plc -889 -889 21-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -3,240 -3,240 21-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -2,388 -2,388 21-Jul-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -1,738 -1,738 21-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -38,315 -38,315 21-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -25,225 -25,225 21-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -4,326 -4,326 21-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -10,264 -10,264 21-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -3,426 -3,426 21-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -141,341 -141,341 21-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -37,807 -37,807 21-Jul-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 82 82 21-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -16,429 -16,429 21-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -12,586 -12,586 21-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -7 -7 21-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -18,395 -18,395 21-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -52,916 -52,916 21-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 453,747 453,747 21-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -176,608 -176,608 21-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -319 -319 21-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -4,197 -4,197 21-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -56 -56 RIO page 20 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Jul-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD ltd -83,032 -83,032 22-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,136 2,136 22-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,592 5,592 22-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,984 1,984 22-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.75 AUD ORD ltd -77 -77 22-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 127.75 AUD ORD ltd -777 -777 22-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 127.75 AUD ORD ltd -4,821 -4,821 22-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 127.86 AUD ORD ltd 1,430 1,430 22-Jul-21 BLACKROCK ADVISORS LLC on mkt sell 127.75 AUD ORD ltd -1,551 -1,551 22-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 127.75 AUD ORD ltd -1,157 -1,157 22-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 127.75 AUD ORD ltd -547 -547 22-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.75 AUD ORD ltd -2,041 -2,041 22-Jul-21 BLACKROCK ADVISORS LLC on mkt sell 127.75 AUD ORD ltd -291 -291 22-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.75 AUD ORD ltd -3,062 -3,062 22-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.75 AUD ORD ltd -461 -461 22-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 127.75 AUD ORD ltd -1,080 -1,080 22-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 127.75 AUD ORD ltd -264 -264 22-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 127.75 AUD ORD ltd -1,181 -1,181 22-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 127.41 AUD ORD ltd -741 -741 22-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 127.79 AUD ORD ltd 1,680 1,680 22-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 127.41 AUD ORD ltd 245 245 22-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.41 AUD ORD ltd 3,201 3,201 22-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 127.41 AUD ORD ltd 7,040 7,040 22-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 127.41 AUD ORD ltd -2,060 -2,060 22-Jul-21 BlackRock Japan Co., Ltd. in specie n/a GBP ORD plc -84 -84 22-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 59.17 GBP ORD plc -4,636 -4,636 22-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 58.79 GBP ORD plc 15,000 15,000 22-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,344 2,344 22-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 644 644 22-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 58.81 GBP ORD plc 5,300 5,300 22-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 58.37 GBP ORD plc -199 -199 22-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 58.84 GBP ORD plc 5,040 5,040 22-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 58.46 GBP ORD plc 287 287 22-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 58.46 GBP ORD plc 11,458 11,458 22-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 58.46 GBP ORD plc 18,319 18,319 22-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 58.46 GBP ORD plc 489 489 22-Jul-21 BlackRock Investment Management, LLC on mkt buy 58.46 GBP ORD plc 3,362 3,362 22-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 58.46 GBP ORD plc -87,294 -87,294 22-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 58.46 GBP ORD plc -4,765 -4,765 22-Jul-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -1,738 -1,738 22-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -14,727 -14,727 22-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 109,844 109,844 22-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -442 -442 22-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -3,795 -3,795 22-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -20,323 -20,323 22-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 10,595 10,595 RIO page 21 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Jul-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -63 -63 22-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 18,473 18,473 22-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -17,319 -17,319 22-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -9,660 -9,660 22-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -67,534 -67,534 22-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -93,298 -93,298 22-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -133,012 -133,012 22-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -155 -155 22-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -1,817 -1,817 22-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 30,674 30,674 22-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -165 -165 22-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -37 -37 23-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,796 2,796 23-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 992 992 23-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,515 1,515 23-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 510 510 23-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.78 AUD ORD ltd -273 -273 23-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 126.78 AUD ORD ltd -772 -772 23-Jul-21 BLACKROCK ADVISORS LLC on mkt sell 126.78 AUD ORD ltd -1,657 -1,657 23-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 126.78 AUD ORD ltd -2,447 -2,447 23-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 126.78 AUD ORD ltd -1,164 -1,164 23-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.78 AUD ORD ltd -687 -687 23-Jul-21 BLACKROCK ADVISORS LLC on mkt sell 126.78 AUD ORD ltd -669 -669 23-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.78 AUD ORD ltd -4,273 -4,273 23-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.78 AUD ORD ltd -345 -345 23-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.78 AUD ORD ltd -2,188 -2,188 23-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 126.78 AUD ORD ltd -352 -352 23-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 126.78 AUD ORD ltd -1,209 -1,209 23-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 126.78 AUD ORD ltd -427 -427 23-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 126.78 AUD ORD ltd -2,502 -2,502 23-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 126.91 AUD ORD ltd -16,553 -16,553 23-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 126.91 AUD ORD ltd -22,776 -22,776 23-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 126.91 AUD ORD ltd -32,926 -32,926 23-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 127.10 AUD ORD ltd 1,824 1,824 23-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.10 AUD ORD ltd 1,666 1,666 23-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 58.98 GBP ORD plc -97,702 -97,702 23-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.08 GBP ORD plc 3,605 3,605 23-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 59.07 GBP ORD plc -1,853 -1,853 23-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 59.07 GBP ORD plc -820 -820 23-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 59.07 GBP ORD plc -1,765 -1,765 23-Jul-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -131,750 -131,750 RIO page 22 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Jul-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD ltd -73,890 -73,890 23-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.09 GBP ORD plc 140 140 23-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.10 GBP ORD plc 1,660 1,660 23-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 59.26 GBP ORD plc 140 140 23-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.26 GBP ORD plc 11,327 11,327 23-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.26 GBP ORD plc 5,394 5,394 23-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 59.26 GBP ORD plc 273 273 23-Jul-21 BlackRock Asset Management Deutschland AG on mkt sell 59.26 GBP ORD plc -9,896 -9,896 23-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.26 GBP ORD plc 1,369 1,369 23-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.26 GBP ORD plc 1,809 1,809 23-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.26 GBP ORD plc 2,462 2,462 23-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 59.26 GBP ORD plc 2,462 2,462 23-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 59.26 GBP ORD plc -1,906 -1,906 23-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 59.26 GBP ORD plc -2,720 -2,720 23-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -4,746 -4,746 23-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -1,719 -1,719 23-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 341 341 23-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -1,262 -1,262 23-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 95 95 23-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 19,576 19,576 23-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 224 224 23-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 13,607 13,607 23-Jul-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -68 -68 23-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -2,976 -2,976 23-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -842 -842 23-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 510 510 23-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -309,592 -309,592 23-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -46,591 -46,591 23-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 45 45 23-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -30,674 -30,674 23-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -742 -742 23-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,314 2,314 26-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,524 2,524 26-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,052 1,052 26-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,048 5,048 26-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,104 2,104 26-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,495 3,495 26-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,240 1,240 26-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 202 202 26-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 62 62 26-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.66 AUD ORD ltd -427 -427 26-Jul-21 BlackRock Fund Advisors on mkt sell 129.73 AUD ORD ltd -1,176 -1,176 26-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 129.66 AUD ORD ltd 378 378 26-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 130.11 AUD ORD ltd -154 -154 26-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 130.11 AUD ORD ltd 223 223 26-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 130.11 AUD ORD ltd 60 60 26-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 130.11 AUD ORD ltd -1,378 -1,378 26-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 130.11 AUD ORD ltd -318 -318 26-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 130.11 AUD ORD ltd -318 -318 26-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 130.11 AUD ORD ltd 302 302 26-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 130.11 AUD ORD ltd 50 50 26-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 130.11 AUD ORD ltd 1,208 1,208 26-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 130.11 AUD ORD ltd 812 812 26-Jul-21 BlackRock Investment Management, LLC on mkt sell 130.11 AUD ORD ltd -286 -286 RIO page 23 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Jul-21 BlackRock Investment Management, LLC on mkt sell 130.11 AUD ORD ltd -548 -548 26-Jul-21 BlackRock Fund Advisors on mkt buy 130.11 AUD ORD ltd 1,984 1,984 26-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 130.11 AUD ORD ltd 34 34 26-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 130.11 AUD ORD ltd 10,829 10,829 26-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 130.11 AUD ORD ltd 264 264 26-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 60.72 GBP ORD plc -8,239 -8,239 26-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 60.80 GBP ORD plc -30,418 -30,418 26-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 61.10 GBP ORD plc -326 -326 26-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.10 GBP ORD plc 261 261 26-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 61.10 GBP ORD plc -972 -972 26-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 61.10 GBP ORD plc -972 -972 26-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 61.10 GBP ORD plc -4,212 -4,212 26-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.10 GBP ORD plc 1,780 1,780 26-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.10 GBP ORD plc 486 486 26-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.10 GBP ORD plc 2,462 2,462 26-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.10 GBP ORD plc 660 660 26-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.10 GBP ORD plc 891 891 26-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.10 GBP ORD plc 157 157 26-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 61.10 GBP ORD plc 22 22 26-Jul-21 BlackRock Investment Management, LLC on mkt buy 61.10 GBP ORD plc 62 62 26-Jul-21 BlackRock Investment Management, LLC on mkt sell 61.10 GBP ORD plc -866 -866 26-Jul-21 BlackRock Investment Management, LLC on mkt sell 61.10 GBP ORD plc -1,565 -1,565 26-Jul-21 BlackRock Fund Advisors on mkt buy 61.10 GBP ORD plc 293 293 26-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 61.10 GBP ORD plc 6 6 26-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 61.10 GBP ORD plc -194 -194 26-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 61.10 GBP ORD plc 199 199 26-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 61.10 GBP ORD plc 3 3 26-Jul-21 BlackRock Investment Management, LLC on mkt buy 61.10 GBP ORD plc 239 239 26-Jul-21 BlackRock Investment Management, LLC on mkt buy 61.10 GBP ORD plc 204 204 26-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 61.10 GBP ORD plc 1,597 1,597 26-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 61.10 GBP ORD plc 441 441 26-Jul-21 BlackRock Investment Management, LLC on mkt buy 61.10 GBP ORD plc 1,228 1,228 26-Jul-21 BlackRock Fund Advisors on mkt buy 61.10 GBP ORD plc 5,705 5,705 26-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 61.10 GBP ORD plc 128 128 26-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 61.10 GBP ORD plc 3,901 3,901 26-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 61.10 GBP ORD plc 79 79 26-Jul-21 BlackRock Investment Management, LLC on mkt buy 61.10 GBP ORD plc 4,657 4,657 26-Jul-21 BlackRock Investment Management, LLC on mkt buy 61.10 GBP ORD plc 3,977 3,977 26-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 61.10 GBP ORD plc 31,143 31,143 26-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.10 GBP ORD plc 3,564 3,564 26-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.10 GBP ORD plc 2,462 2,462 26-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 61.10 GBP ORD plc -2,720 -2,720 26-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -62,032 -62,032 26-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -542 -542 26-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 2,150 2,150 26-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -138 -138 26-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -19,576 -19,576 26-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -108,456 -108,456 RIO page 24 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 134,628 134,628 26-Jul-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 28 28 26-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -590 -590 26-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -303 -303 26-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 2,178 2,178 26-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -71,657 -71,657 26-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -35,926 -35,926 26-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 2 2 26-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,188 -1,188 27-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 735 735 27-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 246 246 27-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,417 4,417 27-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,841 1,841 27-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.58 AUD ORD ltd -10 -10 27-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.58 AUD ORD ltd -332 -332 27-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 132.58 AUD ORD ltd -3,904 -3,904 27-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 132.58 AUD ORD ltd -3,733 -3,733 27-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 132.58 AUD ORD ltd -1,737 -1,737 27-Jul-21 BlackRock (Singapore) Limited on mkt buy 132.50 AUD ORD ltd 6,250 6,250 27-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.58 AUD ORD ltd -3,309 -3,309 27-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 132.47 AUD ORD ltd -1,070 -1,070 27-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 132.47 AUD ORD ltd -755 -755 27-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 132.47 AUD ORD ltd -298 -298 27-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 132.47 AUD ORD ltd 971 971 27-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 60.11 GBP ORD plc -3,652 -3,652 27-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 60.10 GBP ORD plc -5,000 -5,000 27-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 59.81 GBP ORD plc -608 -608 27-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 60.04 GBP ORD plc 10,600 10,600 27-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 60.04 GBP ORD plc 7,076 7,076 27-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 60.41 GBP ORD plc 597 597 27-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 60.41 GBP ORD plc -890 -890 27-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 60.41 GBP ORD plc 736 736 27-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 60.41 GBP ORD plc 967 967 27-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 60.41 GBP ORD plc 2,194 2,194 27-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 60.41 GBP ORD plc -3,260 -3,260 27-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 60.41 GBP ORD plc -3,705 -3,705 27-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 60.41 GBP ORD plc 1,780 1,780 27-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -7,751 -7,751 27-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 82 82 27-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 16,673 16,673 27-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 149 149 27-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 183,129 183,129 27-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 6,855 6,855 27-Jul-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -74 -74 27-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -252,383 -252,383 27-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 1,422 1,422 27-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -7,230 -7,230 RIO page 25 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -123,773 -123,773 27-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -384 -384 27-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -36 -36 27-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -863 -863 27-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 188 188 28-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 131.82 AUD ORD ltd -177 -177 28-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 131.82 AUD ORD ltd -188 -188 28-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 131.82 AUD ORD ltd -3,833 -3,833 28-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 131.14 AUD ORD ltd -950 -950 28-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 131.82 AUD ORD ltd -849 -849 28-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 131.82 AUD ORD ltd -945 -945 28-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 131.82 AUD ORD ltd -854 -854 28-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 131.82 AUD ORD ltd -453 -453 28-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 131.82 AUD ORD ltd -5,912 -5,912 28-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 131.82 AUD ORD ltd -21,011 -21,011 28-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 131.82 AUD ORD ltd -220 -220 28-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 131.82 AUD ORD ltd -1,534 -1,534 28-Jul-21 BlackRock Investment Management, LLC on mkt sell 131.82 AUD ORD ltd -702 -702 28-Jul-21 BlackRock Investment Management, LLC on mkt sell 131.82 AUD ORD ltd -7,140 -7,140 28-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 131.82 AUD ORD ltd -506 -506 28-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 131.88 AUD ORD ltd -265 -265 28-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 131.88 AUD ORD ltd -51 -51 28-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 131.88 AUD ORD ltd -57 -57 28-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 132.22 AUD ORD ltd 720 720 28-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 132.22 AUD ORD ltd -742 -742 28-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 132.22 AUD ORD ltd -160 -160 28-Jul-21 BlackRock Japan Co., Ltd. on mkt sell 60.68 GBP ORD plc -237 -237 28-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 60.68 GBP ORD plc -999 -999 28-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 60.68 GBP ORD plc -566 -566 28-Jul-21 BlackRock Investment Management, LLC on mkt sell 60.68 GBP ORD plc -484 -484 28-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 60.86 GBP ORD plc -6,357 -6,357 28-Jul-21 BlackRock Asset Management Deutschland AG on mkt sell 61.27 GBP ORD plc -29,688 -29,688 28-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 61.27 GBP ORD plc 6,160 6,160 28-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 61.27 GBP ORD plc -397 -397 28-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.27 GBP ORD plc 2,462 2,462 28-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.27 GBP ORD plc 440 440 28-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 61.27 GBP ORD plc -2,282 -2,282 28-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.27 GBP ORD plc 2,160 2,160 28-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,100 5,100 28-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,180 2,180 28-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 27,390 27,390 28-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 9,075 9,075 28-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -75,931 -75,931 28-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 1,416 1,416 28-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 8,876 8,876 28-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 340 340 RIO page 26 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 29,162 29,162 28-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -197,570 -197,570 28-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 13,923 13,923 28-Jul-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 39 39 28-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 248 248 28-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 59,460 59,460 28-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -413 -413 28-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 23,029 23,029 28-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 7,917 7,917 28-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 598 598 28-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 41,376 41,376 28-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -334 -334 28-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 69 69 29-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,344 2,344 29-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 644 644 29-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,495 3,495 29-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,235 1,235 29-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,155 3,155 29-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,315 1,315 29-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 135.01 AUD ORD ltd -668 -668 29-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 135.01 AUD ORD ltd -244 -244 29-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 135.01 AUD ORD ltd -58 -58 29-Jul-21 BLACKROCK ADVISORS LLC on mkt sell 135.01 AUD ORD ltd -3,790 -3,790 29-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 135.01 AUD ORD ltd -220 -220 29-Jul-21 BLACKROCK ADVISORS LLC on mkt sell 135.01 AUD ORD ltd -1,078 -1,078 29-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 135.01 AUD ORD ltd -14,245 -14,245 29-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 135.01 AUD ORD ltd -1,810 -1,810 29-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 135.01 AUD ORD ltd -123 -123 29-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 135.01 AUD ORD ltd -1,076 -1,076 29-Jul-21 BlackRock Asset Management Canada Limited on mkt sell 135.01 AUD ORD ltd -4,215 -4,215 29-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 135.01 AUD ORD ltd -966 -966 29-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 135.01 AUD ORD ltd -7,727 -7,727 29-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 134.17 AUD ORD ltd -424 -424 29-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 134.17 AUD ORD ltd 596 596 29-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 134.17 AUD ORD ltd 555 555 29-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 134.17 AUD ORD ltd 159 159 29-Jul-21 BLACKROCK ADVISORS LLC on mkt buy 134.17 AUD ORD ltd 1,731 1,731 29-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 134.17 AUD ORD ltd 274 274 29-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 62.71 GBP ORD plc -118 -118 29-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 62.71 GBP ORD plc -659 -659 29-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 62.86 GBP ORD plc 734 734 29-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 62.86 GBP ORD plc 851 851 29-Jul-21 BlackRock Investment Management, LLC on mkt sell 62.86 GBP ORD plc -12,247 -12,247 29-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 62.86 GBP ORD plc 23,790 23,790 29-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 62.86 GBP ORD plc -1,304 -1,304 RIO page 27 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Jul-21 BLACKROCK ADVISORS LLC on mkt buy 62.86 GBP ORD plc 5,234 5,234 29-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 62.86 GBP ORD plc 929 929 29-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 62.86 GBP ORD plc 1,678 1,678 29-Jul-21 BlackRock Asset Management Canada Limited on mkt buy 62.86 GBP ORD plc 185 185 29-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 62.86 GBP ORD plc 1,784 1,784 29-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 9,945 9,945 29-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,251 4,251 29-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 32,790 32,790 29-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -119,558 -119,558 29-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 11,096 11,096 29-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 316 316 29-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 25,254 25,254 29-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 7,158 7,158 29-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -185,599 -185,599 29-Jul-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -424 -424 29-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -3,807 -3,807 29-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -26,317 -26,317 29-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -3,183 -3,183 29-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -56,560 -56,560 29-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -487 -487 29-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -254 -254 29-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -88 -88 29-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 54 54 30-Jul-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,295 8,295 30-Jul-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,754 2,754 30-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 134.78 AUD ORD ltd -310 -310 30-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 134.78 AUD ORD ltd -5,771 -5,771 30-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 134.78 AUD ORD ltd -2,641 -2,641 30-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 134.78 AUD ORD ltd -5,264 -5,264 30-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 134.67 AUD ORD ltd -659 -659 30-Jul-21 BlackRock Investment Management (Australia) Limited on mkt sell 134.67 AUD ORD ltd -4,916 -4,916 30-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 133.42 AUD ORD ltd 60 60 30-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 133.42 AUD ORD ltd 10,236 10,236 30-Jul-21 BlackRock Fund Advisors on mkt buy 133.42 AUD ORD ltd 23 23 30-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 133.42 AUD ORD ltd 165 165 30-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 133.42 AUD ORD ltd -1,299 -1,299 30-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 133.42 AUD ORD ltd -1,612 -1,612 30-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 133.42 AUD ORD ltd 2,642 2,642 30-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 133.42 AUD ORD ltd -2,642 -2,642 30-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 133.42 AUD ORD ltd 2,746 2,746 30-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 133.42 AUD ORD ltd -2,746 -2,746 30-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 57.00 GBP ORD plc -6,300 -6,300 30-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 57.00 GBP ORD plc -36,300 -36,300 30-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 61.13 GBP ORD plc -22,878 -22,878 30-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 61.13 GBP ORD plc -2,026 -2,026 RIO page 28 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 61.13 GBP ORD plc -2,063 -2,063 30-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 61.28 GBP ORD plc 12,907 12,907 30-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 61.06 GBP ORD plc -1,849 -1,849 30-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 61.06 GBP ORD plc -127,060 -127,060 30-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 61.01 GBP ORD plc -1,390 -1,390 30-Jul-21 BlackRock Investment Management, LLC on mkt sell 61.01 GBP ORD plc -9,679 -9,679 30-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 61.01 GBP ORD plc -6,318 -6,318 30-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 61.01 GBP ORD plc -2,859 -2,859 30-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 61.19 GBP ORD plc -2,000 -2,000 30-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.01 GBP ORD plc 261 261 30-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 61.01 GBP ORD plc -9,359 -9,359 30-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 61.01 GBP ORD plc 795 795 30-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.01 GBP ORD plc 8,405 8,405 30-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 61.01 GBP ORD plc 27,259 27,259 30-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 61.01 GBP ORD plc 16,975 16,975 30-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 61.01 GBP ORD plc 6,941 6,941 30-Jul-21 BlackRock Investment Management (Australia) Limited on mkt buy 61.01 GBP ORD plc 350 350 30-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.01 GBP ORD plc 285 285 30-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 61.01 GBP ORD plc 3,643 3,643 30-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 61.01 GBP ORD plc 2,269 2,269 30-Jul-21 BlackRock Institutional Trust Company, National Association on mkt buy 61.01 GBP ORD plc 927 927 30-Jul-21 BlackRock Institutional Trust Company, National Association on mkt sell 61.01 GBP ORD plc -6,839 -6,839 30-Jul-21 BLACKROCK ADVISORS LLC on mkt buy 61.01 GBP ORD plc 225 225 30-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 61.01 GBP ORD plc 3,416 3,416 30-Jul-21 BlackRock Investment Management (UK) Limited on mkt sell 61.01 GBP ORD plc -5,082 -5,082 30-Jul-21 BlackRock Investment Management (UK) Limited on mkt buy 61.01 GBP ORD plc 1,156 1,156 30-Jul-21 BlackRock Advisors (UK) Limited on mkt sell 61.01 GBP ORD plc -889 -889 30-Jul-21 BlackRock Advisors (UK) Limited on mkt buy 61.01 GBP ORD plc 3,560 3,560 30-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 959,576 959,576 30-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -24,958 -24,958 30-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 2,328 2,328 30-Jul-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -157 -157 30-Jul-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -29,535 -29,535 30-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -293,980 -293,980 30-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -59,917 -59,917 30-Jul-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 10,065 10,065 30-Jul-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 24,260 24,260 30-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 152,125 152,125 30-Jul-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 1,387 1,387 30-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 61,418 61,418 30-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -33,128 -33,128 30-Jul-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 1,619 1,619 30-Jul-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -41,376 -41,376 30-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 671 671 30-Jul-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 945 945 RIO page 29 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,530 5,530 02-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,834 1,834 02-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.84 AUD ORD ltd -849 -849 02-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.84 AUD ORD ltd -643 -643 02-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 132.84 AUD ORD ltd -551 -551 02-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.84 AUD ORD ltd -398 -398 02-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 132.84 AUD ORD ltd -348 -348 02-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 132.84 AUD ORD ltd -502 -502 02-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.84 AUD ORD ltd -987 -987 02-Aug-21 BLACKROCK ADVISORS LLC on mkt buy 132.87 AUD ORD ltd 5,457 5,457 02-Aug-21 BLACKROCK ADVISORS LLC on mkt buy 132.87 AUD ORD ltd 897 897 02-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 132.87 AUD ORD ltd 8,740 8,740 02-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 132.87 AUD ORD ltd 952 952 02-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 132.87 AUD ORD ltd 4,706 4,706 02-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 132.87 AUD ORD ltd 13,280 13,280 02-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 133.23 AUD ORD ltd 400 400 02-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 133.23 AUD ORD ltd 6,874 6,874 02-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 61.76 GBP ORD plc -109 -109 02-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.02 GBP ORD plc -1,258 -1,258 02-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.02 GBP ORD plc -86,471 -86,471 02-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.49 GBP ORD plc -53,896 -53,896 02-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.49 GBP ORD plc -785 -785 02-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.69 GBP ORD plc -12,335 -12,335 02-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.68 GBP ORD plc -1,154 -1,154 02-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.69 GBP ORD plc -12,622 -12,622 02-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 16,600 16,600 02-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 5,500 5,500 02-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.65 GBP ORD plc -262 -262 02-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 62.68 GBP ORD plc 4,000 4,000 02-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.16 GBP ORD plc -193 -193 02-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.16 GBP ORD plc -6,708 -6,708 02-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.16 GBP ORD plc -13,286 -13,286 02-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.16 GBP ORD plc -109,894 -109,894 02-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 62.16 GBP ORD plc 505 505 02-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 62.16 GBP ORD plc 440 440 02-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 62.16 GBP ORD plc 1,200 1,200 02-Aug-21 BlackRock Institutional Trust Company, National Association in specie n/a GBP ORD plc -1,588 -1,588 02-Aug-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD ltd -322 -322 02-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -693,063 -693,063 02-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -1,198 -1,198 02-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 134 134 02-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 21 21 02-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 14,558 14,558 02-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -13,104 -13,104 RIO page 30 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 3,496 3,496 02-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -554 -554 02-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -24,260 -24,260 02-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -5,029 -5,029 02-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 2,557 2,557 02-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -6,908 -6,908 02-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -142 -142 02-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 211 211 02-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 867 867 03-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,758 1,758 03-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 486 486 03-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,295 8,295 03-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,760 2,760 03-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.08 AUD ORD ltd -199 -199 03-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.08 AUD ORD ltd -105 -105 03-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 132.52 AUD ORD ltd -639 -639 03-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.08 AUD ORD ltd -245 -245 03-Aug-21 BlackRock (Singapore) Limited on mkt buy 133.58 AUD ORD ltd 1,492 1,492 03-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 132.08 AUD ORD ltd -79 -79 03-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 132.08 AUD ORD ltd -467 -467 03-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 132.10 AUD ORD ltd 802 802 03-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 132.39 AUD ORD ltd -12,864 -12,864 03-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 132.39 AUD ORD ltd -741 -741 03-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 132.39 AUD ORD ltd 299 299 03-Aug-21 BlackRock Investment Management, LLC on mkt buy 132.39 AUD ORD ltd 981 981 03-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.38 GBP ORD plc -245 -245 03-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.38 GBP ORD plc -8,475 -8,475 03-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.38 GBP ORD plc -16,786 -16,786 03-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.38 GBP ORD plc -138,834 -138,834 03-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.72 GBP ORD plc -1,263 -1,263 03-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.72 GBP ORD plc -2,501 -2,501 03-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.72 GBP ORD plc -20,683 -20,683 03-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.72 GBP ORD plc -36 -36 03-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 62.81 GBP ORD plc -1,674 -1,674 03-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 62.81 GBP ORD plc 1,982 1,982 03-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 62.81 GBP ORD plc -286 -286 03-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 62.81 GBP ORD plc 9,158 9,158 03-Aug-21 BlackRock Investment Management, LLC on mkt buy 62.81 GBP ORD plc 2,185 2,185 03-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 62.81 GBP ORD plc -3,408 -3,408 03-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 62.81 GBP ORD plc 890 890 03-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 62.81 GBP ORD plc 892 892 03-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 62.81 GBP ORD plc 3,080 3,080 03-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 62.81 GBP ORD plc 440 440 03-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -342,911 -342,911 03-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 147,682 147,682 03-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 24,213 24,213 RIO page 31 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -251 -251 03-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -42,996 -42,996 03-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 646,961 646,961 03-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 2,895 2,895 03-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -1,590 -1,590 03-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 44,431 44,431 03-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -10,496 -10,496 03-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -2,842 -2,842 03-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 7,986 7,986 03-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 199,869 199,869 03-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -6 -6 03-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -287 -287 03-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 1,600 1,600 03-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,114 1,114 03-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 66 66 04-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,893 1,893 04-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 789 789 04-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 426 426 04-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,100 5,100 04-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,200 2,200 04-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 134.43 AUD ORD ltd -175 -175 04-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 134.43 AUD ORD ltd -334 -334 04-Aug-21 BlackRock Investment Management, LLC on mkt sell 134.43 AUD ORD ltd -154 -154 04-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 134.41 AUD ORD ltd 337 337 04-Aug-21 BlackRock Investment Management, LLC on mkt buy 134.52 AUD ORD ltd 29,532 29,532 04-Aug-21 BlackRock Investment Management, LLC on mkt buy 134.52 AUD ORD ltd 838 838 04-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 134.43 AUD ORD ltd -7,708 -7,708 04-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 134.43 AUD ORD ltd -10,876 -10,876 04-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 134.43 AUD ORD ltd -15,346 -15,346 04-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 134.41 AUD ORD ltd -4,053 -4,053 04-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 134.41 AUD ORD ltd -1,061 -1,061 04-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 134.41 AUD ORD ltd -1,069 -1,069 04-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 134.40 AUD ORD ltd 154 154 04-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 134.40 AUD ORD ltd 608 608 04-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 134.40 AUD ORD ltd 120 120 04-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 134.40 AUD ORD ltd -302 -302 04-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 134.40 AUD ORD ltd -4,621 -4,621 04-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 134.40 AUD ORD ltd -719 -719 04-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 134.40 AUD ORD ltd -15,959 -15,959 04-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 134.40 AUD ORD ltd 777 777 04-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 134.40 AUD ORD ltd 360 360 04-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.74 GBP ORD plc -6,479 -6,479 04-Aug-21 BlackRock Investment Management, LLC on mkt buy 62.88 GBP ORD plc 17,310 17,310 04-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 62.75 GBP ORD plc 1,622 1,622 04-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 62.76 GBP ORD plc 433 433 RIO page 32 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.75 GBP ORD plc -530 -530 04-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.80 GBP ORD plc -10,295 -10,295 04-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 62.92 GBP ORD plc 384 384 04-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.93 GBP ORD plc -9,861 -9,861 04-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 62.92 GBP ORD plc 2,670 2,670 04-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 62.92 GBP ORD plc 326 326 04-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 62.92 GBP ORD plc 1,819 1,819 04-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 62.92 GBP ORD plc 522 522 04-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.92 GBP ORD plc -7,086 -7,086 04-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 62.92 GBP ORD plc -6,884 -6,884 04-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 62.92 GBP ORD plc -324 -324 04-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 62.92 GBP ORD plc -13,852 -13,852 04-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 62.92 GBP ORD plc -1,482 -1,482 04-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 78,195 78,195 04-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -292,779 -292,779 04-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 1,988 1,988 04-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -549 -549 04-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -3,744 -3,744 04-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -148,065 -148,065 04-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -266,036 -266,036 04-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 768 768 04-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -22,059 -22,059 04-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -12,038 -12,038 04-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -35,220 -35,220 04-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -7,986 -7,986 04-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 14,472 14,472 04-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -8,338 -8,338 04-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 44 44 04-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1,600 -1,600 04-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 15 15 04-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -28 -28 05-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.92 AUD ORD ltd -1,003 -1,003 05-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 132.92 AUD ORD ltd -4,681 -4,681 05-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 132.92 AUD ORD ltd -3,186 -3,186 05-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 132.92 AUD ORD ltd -4,138 -4,138 05-Aug-21 BlackRock Japan Co., Ltd. on mkt buy 132.93 AUD ORD ltd 2,709 2,709 05-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 132.13 AUD ORD ltd 223 223 05-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 132.13 AUD ORD ltd 360 360 05-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 132.13 AUD ORD ltd 720 720 05-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 132.13 AUD ORD ltd 80 80 05-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 132.13 AUD ORD ltd 32 32 05-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 132.13 AUD ORD ltd -4,310 -4,310 05-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 62.52 GBP ORD plc -811 -811 05-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 62.52 GBP ORD plc -2,885 -2,885 05-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 60.46 GBP ORD plc -3,376 -3,376 05-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 60.52 GBP ORD plc -2,363 -2,363 05-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 60.52 GBP ORD plc -127,944 -127,944 RIO page 33 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 60.07 GBP ORD plc -27,202 -27,202 05-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 60.07 GBP ORD plc -6,018 -6,018 05-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 60.07 GBP ORD plc -325,932 -325,932 05-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 60.37 GBP ORD plc -1,330 -1,330 05-Aug-21 BlackRock Investment Management, LLC on mkt sell 60.27 GBP ORD plc -902 -902 05-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 60.27 GBP ORD plc 659 659 05-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 60.27 GBP ORD plc 1,566 1,566 05-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 60.27 GBP ORD plc 2,160 2,160 05-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 60.27 GBP ORD plc 252 252 05-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 60.27 GBP ORD plc 5,218 5,218 05-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 60.27 GBP ORD plc 1,885 1,885 05-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 60.27 GBP ORD plc 74 74 05-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -37,442 -37,442 05-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 252,063 252,063 05-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -78,102 -78,102 05-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 212,002 212,002 05-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -27,252 -27,252 05-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -46,702 -46,702 05-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 218 218 05-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 813 813 05-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -281,993 -281,993 05-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -310 -310 05-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -189 -189 05-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 216 216 06-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,484 1,484 06-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 400 400 06-Aug-21 BlackRock Institutional Trust Company, National Association in specie n/a GBP ORD plc -1,572 -1,572 06-Aug-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD ltd -515 -515 06-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.75 AUD ORD ltd -3 -3 06-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.75 AUD ORD ltd -120 -120 06-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.75 AUD ORD ltd -2,862 -2,862 06-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 129.75 AUD ORD ltd -6,567 -6,567 06-Aug-21 BLACKROCK ADVISORS LLC on mkt sell 129.75 AUD ORD ltd -541 -541 06-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.75 AUD ORD ltd -978 -978 06-Aug-21 BLACKROCK ADVISORS LLC on mkt sell 129.75 AUD ORD ltd -221 -221 06-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.75 AUD ORD ltd -1,951 -1,951 06-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 129.72 AUD ORD ltd 1,500 1,500 06-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 129.75 AUD ORD ltd -8,674 -8,674 06-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 129.75 AUD ORD ltd -13,081 -13,081 06-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 129.75 AUD ORD ltd -145 -145 06-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 129.75 AUD ORD ltd -495 -495 06-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.75 AUD ORD ltd -3,607 -3,607 06-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 130.05 AUD ORD ltd 60 60 06-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 130.05 AUD ORD ltd -318 -318 06-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 130.05 AUD ORD ltd -152 -152 06-Aug-21 BlackRock Fund Advisors on mkt sell 130.05 AUD ORD ltd -2,315 -2,315 06-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 130.05 AUD ORD ltd 1,965 1,965 RIO page 34 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 60.37 GBP ORD plc -195 -195 06-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 60.37 GBP ORD plc -371 -371 06-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 60.33 GBP ORD plc -5,200 -5,200 06-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 60.37 GBP ORD plc 2,912 2,912 06-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 60.33 GBP ORD plc 111,644 111,644 06-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 60.44 GBP ORD plc 88,356 88,356 06-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 60.33 GBP ORD plc 2,923 2,923 06-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 60.39 GBP ORD plc 27,728 27,728 06-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 60.33 GBP ORD plc 1,809 1,809 06-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 60.33 GBP ORD plc 261 261 06-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 60.33 GBP ORD plc -978 -978 06-Aug-21 BlackRock Fund Advisors on mkt sell 60.33 GBP ORD plc -1,146 -1,146 06-Aug-21 BlackRock Investment Management, LLC on mkt buy 60.33 GBP ORD plc 2,393 2,393 06-Aug-21 BlackRock Japan Co., Ltd. on mkt buy 60.33 GBP ORD plc 1,384 1,384 06-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 60.33 GBP ORD plc 2,537 2,537 06-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 60.33 GBP ORD plc -741 -741 06-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 60.33 GBP ORD plc -3,064 -3,064 06-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -34,331 -34,331 06-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -271,294 -271,294 06-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -12,975 -12,975 06-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 1,094 1,094 06-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 106,911 106,911 06-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 22,511 22,511 06-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -1,313 -1,313 06-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,010 1,010 06-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -110,361 -110,361 06-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -26,204 -26,204 06-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -743 -743 06-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 21,210 21,210 06-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 11,570 11,570 06-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 139 139 09-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,530 5,530 09-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,840 1,840 09-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -1,161 -1,161 09-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -231 -231 09-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -2,885 -2,885 09-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,524 2,524 09-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,056 1,056 09-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 128.26 AUD ORD ltd 152 152 09-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 60.58 GBP ORD plc -1,731 -1,731 09-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 60.58 GBP ORD plc -1,610 -1,610 09-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 60.34 GBP ORD plc -5,599 -5,599 09-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 60.74 GBP ORD plc -262 -262 09-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 60.92 GBP ORD plc 160,511 160,511 09-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 60.90 GBP ORD plc 324 324 09-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 60.90 GBP ORD plc 16,437 16,437 09-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 60.90 GBP ORD plc 1,573 1,573 09-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 60.90 GBP ORD plc 180 180 09-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 60.90 GBP ORD plc -943 -943 RIO page 35 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Aug-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD ltd -5,595 -5,595 09-Aug-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -100,922 -100,922 09-Aug-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -14,299 -14,299 09-Aug-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -1,738 -1,738 09-Aug-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD ltd -2,275 -2,275 09-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 1,362 1,362 09-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -2 -2 09-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -356 -356 09-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -1,094 -1,094 09-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -3,395,727 -3,395,727 09-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -22,511 -22,511 09-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -277 -277 09-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -23,520 -23,520 09-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 1,438 1,438 09-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 510,281 510,281 09-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -12 -12 09-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -779 -779 09-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -630 -630 10-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -17,160 -17,160 10-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -5,648 -5,648 10-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 325 325 10-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 100 100 10-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,670 2,670 10-Aug-21 BlackRock (Singapore) Limited on mkt buy 129.01 AUD ORD ltd 690 690 10-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 127.50 AUD ORD ltd 60 60 10-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 127.50 AUD ORD ltd 1,212 1,212 10-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 127.50 AUD ORD ltd 1,621 1,621 10-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 127.50 AUD ORD ltd -9,156 -9,156 10-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 127.50 AUD ORD ltd 1,793 1,793 10-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 60.63 GBP ORD plc 39,489 39,489 10-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 61.64 GBP ORD plc -1,906 -1,906 10-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 61.64 GBP ORD plc -1,778 -1,778 10-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 61.64 GBP ORD plc 261 261 10-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 61.64 GBP ORD plc 3,568 3,568 10-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 61.64 GBP ORD plc 862 862 10-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 61.64 GBP ORD plc 3,722 3,722 10-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 61.64 GBP ORD plc 132 132 10-Aug-21 BlackRock Fund Advisors on mkt buy 61.64 GBP ORD plc 12,204 12,204 10-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 61.64 GBP ORD plc 137 137 10-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 61.64 GBP ORD plc 2,224 2,224 10-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 61.64 GBP ORD plc 6,237 6,237 10-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 22,140 22,140 10-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 11,060 11,060 10-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,676 3,676 10-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -5,757 -5,757 10-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,767 -1,767 10-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 105,314 105,314 10-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -19,105 -19,105 10-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -468,353 -468,353 10-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 184,366 184,366 10-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -1,392 -1,392 10-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -80 -80 10-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -101,254 -101,254 RIO page 36 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 2,966 2,966 10-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -461,053 -461,053 10-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -1,071 -1,071 10-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -12,222 -12,222 10-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 689 689 10-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 454 454 11-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,530 5,530 11-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,838 1,838 11-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,295 8,295 11-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,757 2,757 11-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,295 8,295 11-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,757 2,757 11-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -11,074 -11,074 11-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.43 AUD ORD ltd -4,900 -4,900 11-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.43 AUD ORD ltd -1,258 -1,258 11-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.43 AUD ORD ltd -1,262 -1,262 11-Aug-21 BlackRock Fund Advisors on mkt sell 129.43 AUD ORD ltd -168 -168 11-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 129.43 AUD ORD ltd -198 -198 11-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 129.85 AUD ORD ltd -231 -231 11-Aug-21 BLACKROCK ADVISORS LLC on mkt sell 129.43 AUD ORD ltd -1,095 -1,095 11-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.43 AUD ORD ltd -15 -15 11-Aug-21 BLACKROCK ADVISORS LLC on mkt sell 129.43 AUD ORD ltd -95 -95 11-Aug-21 BlackRock Investment Management, LLC on mkt sell 129.43 AUD ORD ltd -84 -84 11-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 129.44 AUD ORD ltd -65 -65 11-Aug-21 BlackRock Investment Management, LLC on mkt sell 129.44 AUD ORD ltd -597 -597 11-Aug-21 BlackRock Investment Management, LLC on mkt sell 129.44 AUD ORD ltd -122 -122 11-Aug-21 BlackRock Investment Management, LLC on mkt sell 129.44 AUD ORD ltd -838 -838 11-Aug-21 BlackRock Investment Management, LLC on mkt buy 129.37 AUD ORD ltd 112,970 112,970 11-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 129.37 AUD ORD ltd 3,216 3,216 11-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 129.35 AUD ORD ltd -16,247 -16,247 11-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 129.35 AUD ORD ltd -22,852 -22,852 11-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 129.14 AUD ORD ltd -152 -152 11-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 129.14 AUD ORD ltd 1,644 1,644 11-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 129.14 AUD ORD ltd -781 -781 11-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 129.14 AUD ORD ltd 488 488 11-Aug-21 BlackRock Fund Advisors on mkt sell 62.12 GBP ORD plc -125 -125 11-Aug-21 BlackRock Investment Management, LLC on mkt buy 61.20 GBP ORD plc 28,977 28,977 11-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 61.20 GBP ORD plc 8,092 8,092 11-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 61.01 GBP ORD plc 596 596 11-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 61.01 GBP ORD plc -1,778 -1,778 11-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 61.01 GBP ORD plc 440 440 11-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 61.01 GBP ORD plc 1,999 1,999 11-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 61.01 GBP ORD plc -2,522 -2,522 11-Aug-21 BlackRock Investment Management, LLC on mkt sell 61.01 GBP ORD plc -1,061 -1,061 11-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 61.01 GBP ORD plc 186 186 RIO page 37 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 61.01 GBP ORD plc -9,196 -9,196 11-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 61.01 GBP ORD plc 605 605 11-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 61.01 GBP ORD plc -741 -741 11-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 61.01 GBP ORD plc -21 -21 11-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 61.01 GBP ORD plc -21,448 -21,448 11-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 61.01 GBP ORD plc 880 880 11-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 5 5 11-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 310,236 310,236 11-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -184,366 -184,366 11-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -4 -4 11-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 38,083 38,083 11-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -7 -7 11-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 -2,966 -2,966 11-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -70,528 -70,528 11-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 1 1 11-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 37,010 37,010 11-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 179 179 11-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 408 408 12-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -21,450 -21,450 12-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -7,060 -7,060 12-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 159 159 12-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 11,808 11,808 12-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,065 1,065 12-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -6,328 -6,328 12-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 120.49 AUD ORD ltd 1,747 1,747 12-Aug-21 BlackRock Investment Management, LLC on mkt buy 120.49 AUD ORD ltd 593 593 12-Aug-21 BlackRock Investment Management, LLC on mkt buy 120.49 AUD ORD ltd 1,803 1,803 12-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.40 AUD ORD ltd -2,737 -2,737 12-Aug-21 BLACKROCK ADVISORS LLC on mkt sell 120.40 AUD ORD ltd -2,088 -2,088 12-Aug-21 BLACKROCK ADVISORS LLC on mkt sell 120.40 AUD ORD ltd -507 -507 12-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.40 AUD ORD ltd -5,695 -5,695 12-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.40 AUD ORD ltd -708 -708 12-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 120.40 AUD ORD ltd -461 -461 12-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 120.40 AUD ORD ltd -1,583 -1,583 12-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.40 AUD ORD ltd -2,724 -2,724 12-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 120.26 AUD ORD ltd 839 839 12-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 120.26 AUD ORD ltd 240 240 12-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 120.26 AUD ORD ltd -456 -456 12-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 120.26 AUD ORD ltd 48 48 12-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 120.26 AUD ORD ltd -1,470 -1,470 12-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 120.26 AUD ORD ltd 1,465 1,465 12-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.26 AUD ORD ltd -74 -74 12-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.26 AUD ORD ltd -1,996 -1,996 12-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 56.52 GBP ORD plc 964 964 12-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 56.39 GBP ORD plc -228 -228 12-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 56.36 GBP ORD plc 1,286 1,286 12-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 56.37 GBP ORD plc -100,000 -100,000 12-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 56.38 GBP ORD plc -125,000 -125,000 RIO page 38 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,856 8,856 12-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 56.36 GBP ORD plc -175,000 -175,000 12-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 56.37 GBP ORD plc -2,223 -2,223 12-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 56.37 GBP ORD plc 1,044 1,044 12-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 56.37 GBP ORD plc 150 150 12-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 56.37 GBP ORD plc 277 277 12-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 56.37 GBP ORD plc 2,028 2,028 12-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 56.37 GBP ORD plc -3,422 -3,422 12-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 56.37 GBP ORD plc 1,494 1,494 12-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 56.37 GBP ORD plc 3,486 3,486 12-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -197,832 -197,832 12-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -2 -2 12-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -857,162 -857,162 12-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -41,055 -41,055 12-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 3 3 12-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -10,707 -10,707 12-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -45,220 -45,220 12-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -144 -144 12-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 437 437 13-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,886 4,886 13-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,715 1,715 13-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.87 AUD ORD ltd -2,434 -2,434 13-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.87 AUD ORD ltd -376 -376 13-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.87 AUD ORD ltd -377 -377 13-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 119.31 AUD ORD ltd 1,403 1,403 13-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 119.87 AUD ORD ltd 6,105 6,105 13-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 119.87 AUD ORD ltd 2,468 2,468 13-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD ltd 78,951 78,951 13-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 119.87 AUD ORD ltd 5,104 5,104 13-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 119.86 AUD ORD ltd -39 -39 13-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 119.94 AUD ORD ltd -10,094 -10,094 13-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 119.94 AUD ORD ltd -22,445 -22,445 13-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 119.94 AUD ORD ltd -5,729 -5,729 13-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 120.36 AUD ORD ltd -152 -152 13-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 120.36 AUD ORD ltd 1,159 1,159 13-Aug-21 BlackRock Japan Co., Ltd. on mkt sell 120.36 AUD ORD ltd -909 -909 13-Aug-21 BlackRock International Limited on mkt sell 120.36 AUD ORD ltd -2,661 -2,661 13-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 120.36 AUD ORD ltd -1,309 -1,309 13-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 120.36 AUD ORD ltd -123 -123 13-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 56.50 GBP ORD plc -326,888 -326,888 13-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 56.50 GBP ORD plc -1,908 -1,908 13-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 56.50 GBP ORD plc -741 -741 13-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 56.50 GBP ORD plc -1,387 -1,387 13-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 56.50 GBP ORD plc -1,694 -1,694 13-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 7,380 7,380 13-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,582 1,582 13-Aug-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD ltd 58,859 58,859 13-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -3 -3 13-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -59 -59 RIO page 39 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -8,305 -8,305 13-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -4 -4 13-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -177 -177 13-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -102 -102 13-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -4 -4 13-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,500 -1,500 13-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 604 604 16-Aug-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD ltd 79,801 79,801 16-Aug-21 BlackRock Investment Management (Australia) Limited in specie n/a GBP ORD plc 96,653 96,653 16-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,056 1,056 16-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,524 2,524 16-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 120.34 AUD ORD ltd 2,129 2,129 16-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 119.24 AUD ORD ltd -121 -121 16-Aug-21 BLACKROCK ADVISORS LLC on mkt sell 119.24 AUD ORD ltd -3,997 -3,997 16-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.24 AUD ORD ltd -276 -276 16-Aug-21 BLACKROCK ADVISORS LLC on mkt sell 119.24 AUD ORD ltd -899 -899 16-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.24 AUD ORD ltd -9,257 -9,257 16-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.24 AUD ORD ltd -1,121 -1,121 16-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 119.24 AUD ORD ltd -760 -760 16-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 119.24 AUD ORD ltd -3,261 -3,261 16-Aug-21 BlackRock Investment Management, LLC on mkt sell 119.24 AUD ORD ltd -170 -170 16-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.24 AUD ORD ltd -7,090 -7,090 16-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 119.24 AUD ORD ltd -2,066 -2,066 16-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 118.49 AUD ORD ltd 2,412 2,412 16-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 55.19 GBP ORD plc -668 -668 16-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 55.19 GBP ORD plc -660 -660 16-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 55.19 GBP ORD plc -3,031 -3,031 16-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 55.19 GBP ORD plc -163,623 -163,623 16-Aug-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc 3,622 3,622 16-Aug-21 BlackRock Asset Management Deutschland AG on mkt sell 55.34 GBP ORD plc -29,694 -29,694 16-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 55.34 GBP ORD plc -758 -758 16-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 55.34 GBP ORD plc -1,220 -1,220 16-Aug-21 BlackRock Investment Management, LLC on mkt sell 55.34 GBP ORD plc -276 -276 16-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 144,276 144,276 16-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 23,440 23,440 16-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 14,206 14,206 16-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 28,500 28,500 16-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 522,675 522,675 16-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 392 392 16-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 119,777 119,777 16-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 36 36 16-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 851 851 16-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 708 708 16-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 52 52 16-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 27,208 27,208 RIO page 40 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 2 2 16-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -909 -909 17-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,204 3,204 17-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 10,790 10,790 17-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,549 3,549 17-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,590 4,590 17-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,980 1,980 17-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 117.79 AUD ORD ltd 1,959 1,959 17-Aug-21 BlackRock (Singapore) Limited on mkt buy 118.31 AUD ORD ltd 2,701 2,701 17-Aug-21 BLACKROCK ADVISORS LLC on mkt sell 117.00 AUD ORD ltd -942 -942 17-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 117.00 AUD ORD ltd -927 -927 17-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 117.00 AUD ORD ltd -1,632 -1,632 17-Aug-21 BLACKROCK ADVISORS LLC on mkt sell 117.00 AUD ORD ltd -131 -131 17-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 117.00 AUD ORD ltd -190 -190 17-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 117.00 AUD ORD ltd -185 -185 17-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 117.00 AUD ORD ltd -843 -843 17-Aug-21 BlackRock Investment Management, LLC on mkt sell 117.00 AUD ORD ltd -115 -115 17-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 117.00 AUD ORD ltd -497 -497 17-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 116.37 AUD ORD ltd -5,628 -5,628 17-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 116.37 AUD ORD ltd -900 -900 17-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 116.37 AUD ORD ltd -9,811 -9,811 17-Aug-21 BlackRock Fund Advisors on mkt sell 116.37 AUD ORD ltd -11,099 -11,099 17-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 116.37 AUD ORD ltd -683 -683 17-Aug-21 BlackRock Investment Management, LLC on mkt sell 116.37 AUD ORD ltd -892 -892 17-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 116.37 AUD ORD ltd -1,592 -1,592 17-Aug-21 BlackRock Asset Management Deutschland AG on mkt sell 54.79 GBP ORD plc -69,279 -69,279 17-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 55.01 GBP ORD plc -9,794 -9,794 17-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 54.79 GBP ORD plc -2,679 -2,679 17-Aug-21 BlackRock Investment Management, LLC on mkt sell 54.79 GBP ORD plc -2,247 -2,247 17-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 54.79 GBP ORD plc -5,108 -5,108 17-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 54.79 GBP ORD plc -191 -191 17-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 54.79 GBP ORD plc -14,849 -14,849 17-Aug-21 BlackRock Investment Management, LLC on mkt sell 54.79 GBP ORD plc -774 -774 17-Aug-21 BlackRock Fund Advisors on mkt sell 54.79 GBP ORD plc -4,323 -4,323 17-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 54.79 GBP ORD plc -6,268 -6,268 17-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 54.79 GBP ORD plc -3,028 -3,028 17-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 54.79 GBP ORD plc -50 -50 17-Aug-21 BlackRock Investment Management, LLC on mkt sell 54.79 GBP ORD plc -2,445 -2,445 17-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 54.79 GBP ORD plc -35,472 -35,472 17-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 54.79 GBP ORD plc -282 -282 17-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 54.79 GBP ORD plc -77 -77 17-Aug-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 18,825 18,825 17-Aug-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD ltd 6,139 6,139 17-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -35,339 -35,339 17-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 1 1 17-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 201,701 201,701 17-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 108,140 108,140 RIO page 41 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -8 -8 17-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -103,040 -103,040 17-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 8 8 17-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 7 7 17-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 825 825 17-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 150,760 150,760 17-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -3 -3 17-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 3 3 17-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -346 -346 17-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 176 176 18-Aug-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD ltd 111,453 111,453 18-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,530 5,530 18-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,830 1,830 18-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,524 2,524 18-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,056 1,056 18-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,515 1,515 18-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 513 513 18-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,295 8,295 18-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,745 2,745 18-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 490 490 18-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 164 164 18-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 490 490 18-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 164 164 18-Aug-21 BlackRock Investment Management, LLC on mkt buy 114.45 AUD ORD ltd 136 136 18-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 114.38 AUD ORD ltd -1,330 -1,330 18-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 114.38 AUD ORD ltd -127 -127 18-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 114.38 AUD ORD ltd -131 -131 18-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 114.45 AUD ORD ltd 325 325 18-Aug-21 BlackRock Japan Co., Ltd. on mkt buy 114.45 AUD ORD ltd 169 169 18-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 114.45 AUD ORD ltd 255 255 18-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 114.45 AUD ORD ltd 424 424 18-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 114.45 AUD ORD ltd 63 63 18-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 114.45 AUD ORD ltd 586 586 18-Aug-21 BlackRock Investment Management, LLC on mkt sell 114.34 AUD ORD ltd -120,513 -120,513 18-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 114.34 AUD ORD ltd -3,216 -3,216 18-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 114.44 AUD ORD ltd -949 -949 18-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 114.39 AUD ORD ltd -1,165 -1,165 18-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 114.35 AUD ORD ltd 870 870 18-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 113.69 AUD ORD ltd 741 741 18-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 113.69 AUD ORD ltd 456 456 18-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 113.69 AUD ORD ltd -961 -961 18-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 113.69 AUD ORD ltd 312 312 18-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 113.69 AUD ORD ltd 200 200 18-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 113.69 AUD ORD ltd -6,284 -6,284 18-Aug-21 BlackRock Investment Management, LLC on mkt sell 113.69 AUD ORD ltd -490 -490 18-Aug-21 BlackRock Investment Management, LLC on mkt sell 53.70 GBP ORD plc -7,723 -7,723 18-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 53.70 GBP ORD plc -8,092 -8,092 RIO page 42 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 53.21 GBP ORD plc 452 452 18-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 53.38 GBP ORD plc -5,624 -5,624 18-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 53.38 GBP ORD plc 5,941 5,941 18-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 53.38 GBP ORD plc -317 -317 18-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 53.38 GBP ORD plc -6,822 -6,822 18-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 53.38 GBP ORD plc 628 628 18-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 53.38 GBP ORD plc 2,360 2,360 18-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 53.38 GBP ORD plc 183 183 18-Aug-21 BlackRock Investment Management, LLC on mkt sell 53.38 GBP ORD plc -3,171 -3,171 18-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 53.38 GBP ORD plc -13,190 -13,190 18-Aug-21 BlackRock Asset Management Deutschland AG on mkt sell 53.38 GBP ORD plc -8,440 -8,440 18-Aug-21 BlackRock Asset Management Deutschland AG on mkt sell 53.38 GBP ORD plc -161 -161 18-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 53.38 GBP ORD plc -744 -744 18-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 53.38 GBP ORD plc -1,479 -1,479 18-Aug-21 BlackRock Investment Management, LLC on mkt sell 53.38 GBP ORD plc -1,480 -1,480 18-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 53.38 GBP ORD plc 972 972 18-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 53.38 GBP ORD plc 892 892 18-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 53.38 GBP ORD plc 880 880 18-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,746 4,746 18-Aug-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -3,476 -3,476 18-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 579,435 579,435 18-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 50,035 50,035 18-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 3 3 18-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -94,839 -94,839 18-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 196,041 196,041 18-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -14 -14 18-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -5 -5 18-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 19 19 18-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 458,159 458,159 18-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -149,752 -149,752 18-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -8 -8 18-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -957 -957 18-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -304 -304 19-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 650 650 19-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 200 200 19-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 159 159 19-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -15,015 -15,015 19-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -4,942 -4,942 19-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -10,725 -10,725 19-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -3,530 -3,530 19-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 639 639 19-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,050 4,050 19-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,990 2,990 19-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 108.39 AUD ORD ltd -9,703 -9,703 19-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 107.17 AUD ORD ltd 4,422 4,422 19-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 107.17 AUD ORD ltd 60 60 19-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 107.17 AUD ORD ltd 293 293 19-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 107.17 AUD ORD ltd 160 160 19-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 107.17 AUD ORD ltd 305 305 19-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 107.17 AUD ORD ltd 673 673 19-Aug-21 BlackRock Investment Management, LLC on mkt buy 107.17 AUD ORD ltd 528 528 RIO page 43 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 107.17 AUD ORD ltd 469 469 19-Aug-21 BlackRock Investment Management, LLC on mkt sell 107.17 AUD ORD ltd -724 -724 19-Aug-21 BlackRock Fund Advisors on mkt sell 107.17 AUD ORD ltd -873 -873 19-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 51.95 GBP ORD plc -5,889 -5,889 19-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 51.95 GBP ORD plc -67,545 -67,545 19-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 51.84 GBP ORD plc -1,667 -1,667 19-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 51.84 GBP ORD plc -35,253 -35,253 19-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 51.84 GBP ORD plc -19,127 -19,127 19-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 51.97 GBP ORD plc -1,668 -1,668 19-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 51.97 GBP ORD plc -35,251 -35,251 19-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 51.97 GBP ORD plc -19,127 -19,127 19-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 52.06 GBP ORD plc 5,249 5,249 19-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 51.92 GBP ORD plc 480 480 19-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 51.92 GBP ORD plc 261 261 19-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 51.92 GBP ORD plc 894 894 19-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 51.92 GBP ORD plc 893 893 19-Aug-21 BlackRock Investment Management, LLC on mkt sell 51.92 GBP ORD plc -1,329 -1,329 19-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 51.92 GBP ORD plc 132 132 19-Aug-21 BlackRock Asset Management Deutschland AG on mkt sell 51.92 GBP ORD plc -9,897 -9,897 19-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -560,856 -560,856 19-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -2,791 -2,791 19-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -11 -11 19-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 3,211,061 3,211,061 19-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -89,567 -89,567 19-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -45 -45 19-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -4 -4 19-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 94 94 19-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -224,075 -224,075 19-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -3 -3 19-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -41 -41 19-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 2 2 19-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -372 -372 19-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 338 338 20-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,155 3,155 20-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,320 1,320 20-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 6,980 6,980 20-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,460 2,460 20-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -42,900 -42,900 20-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -14,120 -14,120 20-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 107.12 AUD ORD ltd 338 338 20-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 107.13 AUD ORD ltd 2,654 2,654 20-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 107.13 AUD ORD ltd 965 965 20-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 107.13 AUD ORD ltd 960 960 20-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 107.19 AUD ORD ltd -5,620 -5,620 20-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 107.20 AUD ORD ltd -3,968 -3,968 20-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 107.09 AUD ORD ltd -259 -259 RIO page 44 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 107.20 AUD ORD ltd -8,325 -8,325 20-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 107.27 AUD ORD ltd -258 -258 20-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 107.30 AUD ORD ltd 3,351 3,351 20-Aug-21 BlackRock Institutional Trust Company, National Association in specie n/a GBP ORD plc -5,361 -5,361 20-Aug-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD ltd -1,758 -1,758 20-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 107.32 AUD ORD ltd -1,626 -1,626 20-Aug-21 BLACKROCK ADVISORS LLC on mkt sell 107.32 AUD ORD ltd -2,421 -2,421 20-Aug-21 BlackRock Investment Management, LLC on mkt sell 107.32 AUD ORD ltd -593 -593 20-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 107.32 AUD ORD ltd -1,315 -1,315 20-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 107.32 AUD ORD ltd -274 -274 20-Aug-21 BlackRock Investment Management, LLC on mkt sell 107.32 AUD ORD ltd -1,518 -1,518 20-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 107.32 AUD ORD ltd -1,478 -1,478 20-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 107.32 AUD ORD ltd -28,866 -28,866 20-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 107.23 AUD ORD ltd 304 304 20-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 107.23 AUD ORD ltd -152 -152 20-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 107.23 AUD ORD ltd -386 -386 20-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 107.23 AUD ORD ltd -927 -927 20-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 107.23 AUD ORD ltd -4,197 -4,197 20-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 107.23 AUD ORD ltd 38 38 20-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 52.10 GBP ORD plc -2,250 -2,250 20-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 52.10 GBP ORD plc -1,622 -1,622 20-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 52.10 GBP ORD plc -2,417 -2,417 20-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 52.10 GBP ORD plc -11,571 -11,571 20-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 52.10 GBP ORD plc -2,265 -2,265 20-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 52.10 GBP ORD plc -6,631 -6,631 20-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 52.10 GBP ORD plc -38,106 -38,106 20-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 52.03 GBP ORD plc 30,000 30,000 20-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 52.26 GBP ORD plc -742 -742 20-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 52.26 GBP ORD plc -2,306 -2,306 20-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 52.26 GBP ORD plc 1,484 1,484 20-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 52.26 GBP ORD plc 2,485 2,485 20-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 52.26 GBP ORD plc 8,411 8,411 20-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 52.26 GBP ORD plc 77 77 20-Aug-21 BlackRock Investment Management, LLC on mkt buy 52.26 GBP ORD plc 4,239 4,239 20-Aug-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -1,738 -1,738 20-Aug-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -1,738 -1,738 20-Aug-21 BlackRock Investment Management, LLC in specie n/a AUD ORD ltd 176 176 20-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 70,841 70,841 20-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -20,209 -20,209 20-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 4,762 4,762 20-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -7,618 -7,618 20-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 342,497 342,497 20-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -209,269 -209,269 20-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 66 66 RIO page 45 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 23,285 23,285 20-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 80,718 80,718 20-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 3 3 20-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -70 -70 20-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -73,767 -73,767 20-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 18 18 20-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 220 220 20-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 6 6 20-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -2 -2 20-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -280 -280 20-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -135 -135 23-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,869 1,869 23-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 107.01 AUD ORD ltd -6,105 -6,105 23-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 107.01 AUD ORD ltd -2,468 -2,468 23-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 107.01 AUD ORD ltd -69,248 -69,248 23-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 107.01 AUD ORD ltd -5,104 -5,104 23-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 106.69 AUD ORD ltd 720 720 23-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 107.00 AUD ORD ltd 1,680 1,680 23-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 106.69 AUD ORD ltd 6,189 6,189 23-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 106.69 AUD ORD ltd 5,952 5,952 23-Aug-21 BlackRock Fund Advisors on mkt buy 106.69 AUD ORD ltd 718 718 23-Aug-21 BlackRock International Limited on mkt sell 106.69 AUD ORD ltd -3,935 -3,935 23-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 106.69 AUD ORD ltd -1,819 -1,819 23-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 52.46 GBP ORD plc -52,594 -52,594 23-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 52.46 GBP ORD plc -24,762 -24,762 23-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 52.46 GBP ORD plc -48,099 -48,099 23-Aug-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc 3,960 3,960 23-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 52.39 GBP ORD plc -354 -354 23-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 52.54 GBP ORD plc 8,315 8,315 23-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 52.54 GBP ORD plc 2,465 2,465 23-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 52.47 GBP ORD plc 5,040 5,040 23-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 52.54 GBP ORD plc 448 448 23-Aug-21 BlackRock Investment Management, LLC on mkt buy 52.54 GBP ORD plc 2,989 2,989 23-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 52.54 GBP ORD plc -5,699 -5,699 23-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 52.54 GBP ORD plc -2,713 -2,713 23-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 52.54 GBP ORD plc -1,563 -1,563 23-Aug-21 BlackRock Investment Management, LLC on mkt buy 52.54 GBP ORD plc 1,563 1,563 23-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 52.54 GBP ORD plc 2,160 2,160 23-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -118 -118 23-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 201,755 201,755 23-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -2,916 -2,916 23-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -6,533 -6,533 23-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 141,795 141,795 23-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -1 -1 23-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -392 -392 23-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -720 -720 RIO page 46 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -16,737 -16,737 23-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -30,745 -30,745 23-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 1 1 23-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -900 -900 23-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -30,608 -30,608 23-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 296 296 23-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -81 -81 23-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -27,155 -27,155 23-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -5 -5 23-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,367 -1,367 23-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -77 -77 24-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 19,786 19,786 24-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,660 -1,660 24-Aug-21 BlackRock (Singapore) Limited on mkt buy 108.00 AUD ORD ltd 1,148 1,148 24-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 108.10 AUD ORD ltd 224 224 24-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 108.10 AUD ORD ltd 400 400 24-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 108.10 AUD ORD ltd 2,375 2,375 24-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 108.10 AUD ORD ltd 400 400 24-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 53.99 GBP ORD plc -298 -298 24-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 54.10 GBP ORD plc 660 660 24-Aug-21 BlackRock Investment Management, LLC on mkt buy 54.10 GBP ORD plc 3,057 3,057 24-Aug-21 BlackRock Investment Management, LLC on mkt sell 54.10 GBP ORD plc -316 -316 24-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.10 GBP ORD plc 20,749 20,749 24-Aug-21 BlackRock Fund Advisors on mkt buy 54.10 GBP ORD plc 1,406 1,406 24-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 54.10 GBP ORD plc 1,200 1,200 24-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 54.10 GBP ORD plc -1,782 -1,782 24-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 54.10 GBP ORD plc 2,465 2,465 24-Aug-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 1,738 1,738 24-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -11,370 -11,370 24-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 103,368 103,368 24-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -1,485 -1,485 24-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 15,535 15,535 24-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -48 -48 24-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -17,026 -17,026 24-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 25,950 25,950 24-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -14,877 -14,877 24-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 12,923 12,923 24-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -39,668 -39,668 24-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 72,549 72,549 24-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -24,191 -24,191 24-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 154,494 154,494 24-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -111 -111 24-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 1,739 1,739 24-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -7 -7 24-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -589 -589 25-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,155 3,155 25-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,320 1,320 25-Aug-21 BlackRock Investment Management, LLC on mkt sell 111.30 AUD ORD ltd -136 -136 RIO page 47 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.31 AUD ORD ltd 1,160 1,160 25-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.33 AUD ORD ltd 583 583 25-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.33 AUD ORD ltd 1,012 1,012 25-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.33 AUD ORD ltd 1,012 1,012 25-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 111.30 AUD ORD ltd -325 -325 25-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.31 AUD ORD ltd 2,810 2,810 25-Aug-21 BlackRock Japan Co., Ltd. on mkt sell 111.30 AUD ORD ltd -169 -169 25-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 111.30 AUD ORD ltd -290 -290 25-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 111.65 AUD ORD ltd 2,151 2,151 25-Aug-21 BlackRock Investment Management, LLC on mkt sell 111.30 AUD ORD ltd -21,989 -21,989 25-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.31 AUD ORD ltd 8,235 8,235 25-Aug-21 BlackRock Investment Management, LLC on mkt sell 111.30 AUD ORD ltd -331 -331 25-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 110.91 AUD ORD ltd 5,226 5,226 25-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 110.91 AUD ORD ltd 2,523 2,523 25-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 110.91 AUD ORD ltd 307 307 25-Aug-21 BlackRock Investment Management, LLC on mkt sell 110.91 AUD ORD ltd -337 -337 25-Aug-21 BlackRock Japan Co., Ltd. on mkt sell 53.94 GBP ORD plc -2,181 -2,181 25-Aug-21 BlackRock Japan Co., Ltd. on mkt sell 53.94 GBP ORD plc -2,321 -2,321 25-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 53.94 GBP ORD plc -357 -357 25-Aug-21 BlackRock Investment Management, LLC on mkt sell 53.94 GBP ORD plc -21,024 -21,024 25-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 53.94 GBP ORD plc -828 -828 25-Aug-21 BlackRock Investment Management, LLC on mkt sell 53.94 GBP ORD plc -2,412 -2,412 25-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 53.94 GBP ORD plc -1,081 -1,081 25-Aug-21 BLACKROCK ADVISORS LLC on mkt sell 53.94 GBP ORD plc -24 -24 25-Aug-21 BLACKROCK ADVISORS LLC on mkt buy 54.27 GBP ORD plc 3,315 3,315 25-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 54.27 GBP ORD plc 291 291 25-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 6,942 6,942 25-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 54.22 GBP ORD plc -8,357 -8,357 25-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 54.22 GBP ORD plc 887 887 25-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 54.22 GBP ORD plc -11,297 -11,297 25-Aug-21 BlackRock Investment Management, LLC on mkt sell 54.22 GBP ORD plc -703 -703 25-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 54.22 GBP ORD plc -3,420 -3,420 25-Aug-21 BlackRock Investment Management, LLC on mkt sell 54.22 GBP ORD plc -1,461 -1,461 25-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 54.22 GBP ORD plc -4,415 -4,415 25-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 294 294 25-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 51,888 51,888 25-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 16 16 25-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -15,535 -15,535 25-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 178,963 178,963 25-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -43,495 -43,495 25-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -4,097 -4,097 25-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -12,923 -12,923 25-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 21 21 25-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -207 -207 25-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -72,525 -72,525 25-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 2,029 2,029 RIO page 48 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -154,436 -154,436 25-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 1 1 25-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -1,739 -1,739 25-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -522 -522 25-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,376 1,376 26-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,524 2,524 26-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,056 1,056 26-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,530 5,530 26-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,834 1,834 26-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,300 8,300 26-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,730 2,730 26-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,188 4,188 26-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,476 1,476 26-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 735 735 26-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 246 246 26-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -21,450 -21,450 26-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -7,060 -7,060 26-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -8,580 -8,580 26-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -2,824 -2,824 26-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 110.53 AUD ORD ltd -294 -294 26-Aug-21 BLACKROCK ADVISORS LLC on mkt sell 109.51 AUD ORD ltd -1,360 -1,360 26-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.51 AUD ORD ltd -356 -356 26-Aug-21 BLACKROCK ADVISORS LLC on mkt sell 109.51 AUD ORD ltd -639 -639 26-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.51 AUD ORD ltd -5,733 -5,733 26-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.51 AUD ORD ltd -354 -354 26-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 109.51 AUD ORD ltd -1,430 -1,430 26-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 109.51 AUD ORD ltd -7,232 -7,232 26-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.51 AUD ORD ltd -7,950 -7,950 26-Aug-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD ltd -959 -959 26-Aug-21 BlackRock Institutional Trust Company, National Association in specie n/a GBP ORD plc -2,892 -2,892 26-Aug-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD ltd 959 959 26-Aug-21 BlackRock Institutional Trust Company, National Association in specie n/a GBP ORD plc 2,892 2,892 26-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 109.37 AUD ORD ltd -2,412 -2,412 26-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 109.37 AUD ORD ltd -562 -562 26-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 109.37 AUD ORD ltd 76 76 26-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 109.37 AUD ORD ltd 153 153 26-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 109.37 AUD ORD ltd 144 144 26-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 109.37 AUD ORD ltd -914 -914 26-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.37 AUD ORD ltd -1,438 -1,438 26-Aug-21 BlackRock Investment Management, LLC on mkt sell 109.37 AUD ORD ltd -689 -689 26-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.37 AUD ORD ltd -1,907 -1,907 26-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 109.37 AUD ORD ltd 755 755 26-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 53.21 GBP ORD plc 1,659 1,659 26-Aug-21 BLACKROCK ADVISORS LLC on mkt sell 53.28 GBP ORD plc -326 -326 26-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 53.28 GBP ORD plc -294 -294 26-Aug-21 BLACKROCK ADVISORS LLC on mkt sell 53.28 GBP ORD plc -192 -192 26-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 53.28 GBP ORD plc -2,120 -2,120 26-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 53.21 GBP ORD plc 541 541 26-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 53.37 GBP ORD plc -8,591 -8,591 RIO page 49 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 53.16 GBP ORD plc 799 799 26-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 53.16 GBP ORD plc 3,564 3,564 26-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 53.16 GBP ORD plc 315 315 26-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 53.16 GBP ORD plc 2,518 2,518 26-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 53.16 GBP ORD plc -1,177 -1,177 26-Aug-21 BlackRock Investment Management, LLC on mkt sell 53.16 GBP ORD plc -2,084 -2,084 26-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 53.16 GBP ORD plc -3,130 -3,130 26-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 53.16 GBP ORD plc 162 162 26-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 53.16 GBP ORD plc 742 742 26-Aug-21 BlackRock Asset Management Deutschland AG on mkt sell 53.16 GBP ORD plc -9,897 -9,897 26-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 53.16 GBP ORD plc 3,624 3,624 26-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 53.16 GBP ORD plc 450 450 26-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 158 158 26-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -56,735 -56,735 26-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -4 -4 26-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -474,049 -474,049 26-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 359,403 359,403 26-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -3,468 -3,468 26-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -20 -20 26-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 10 10 26-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 14 14 26-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -100 -100 26-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 33,501 33,501 26-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -3,767 -3,767 26-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 982 982 27-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -1,484 -1,484 27-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -400 -400 27-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,293 4,293 27-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,629 1,629 27-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 110.00 AUD ORD ltd 1,677 1,677 27-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 110.00 AUD ORD ltd 4,354 4,354 27-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 110.00 AUD ORD ltd 6,360 6,360 27-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 109.99 AUD ORD ltd 302 302 27-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 109.70 AUD ORD ltd 8,040 8,040 27-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 109.70 AUD ORD ltd -895 -895 27-Aug-21 BlackRock Investment Management, LLC on mkt sell 109.70 AUD ORD ltd -468 -468 27-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 109.70 AUD ORD ltd 307 307 27-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 109.70 AUD ORD ltd 2,326 2,326 27-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 53.48 GBP ORD plc 357 357 27-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 53.60 GBP ORD plc 35,000 35,000 27-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 54.04 GBP ORD plc 577 577 27-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 54.04 GBP ORD plc 1,501 1,501 27-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 54.04 GBP ORD plc -1,740 -1,740 27-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 54.04 GBP ORD plc -488 -488 27-Aug-21 BlackRock Investment Management, LLC on mkt sell 54.04 GBP ORD plc -1,413 -1,413 27-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 54.04 GBP ORD plc 1,484 1,484 27-Aug-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 10,428 10,428 27-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -45,114 -45,114 27-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 71,740 71,740 RIO page 50 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -59 -59 27-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 27,241 27,241 27-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -43,445 -43,445 27-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -13 -13 27-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1 -1 27-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 610 610 27-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -1 -1 27-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -534 -534 27-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -66 -66 27-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -4 -4 27-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 148 148 27-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 49 49 30-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,794 1,794 30-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 112.92 AUD ORD ltd -438 -438 30-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 112.72 AUD ORD ltd 1,188 1,188 30-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 31,441 31,441 30-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -66,751 -66,751 30-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 19 19 30-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 108,927 108,927 30-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 230,230 230,230 30-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 4 4 30-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -222 -222 30-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -18 -18 30-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 197 197 30-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -10 -10 30-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 1 1 30-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 249 249 30-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 64 64 31-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,430 2,430 31-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -7,385 -7,385 31-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 16,764 16,764 31-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -2,600 -2,600 31-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -800 -800 31-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,040 2,040 31-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 880 880 31-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 636 636 31-Aug-21 BlackRock (Singapore) Limited on mkt sell 113.53 AUD ORD ltd -703 -703 31-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 112.39 AUD ORD ltd -1,789 -1,789 31-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 112.06 AUD ORD ltd 1,206 1,206 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD ltd -3,275 -3,275 31-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 112.06 AUD ORD ltd -164 -164 31-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 112.06 AUD ORD ltd -139 -139 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD ltd -302 -302 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD ltd -26,102 -26,102 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD ltd -142 -142 31-Aug-21 BlackRock Japan Co., Ltd. on mkt sell 112.06 AUD ORD ltd -782 -782 31-Aug-21 BlackRock Fund Advisors on mkt sell 112.06 AUD ORD ltd -17,640 -17,640 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 112.06 AUD ORD ltd -428 -428 31-Aug-21 BlackRock International Limited on mkt sell 112.06 AUD ORD ltd -243 -243 31-Aug-21 BlackRock Investment Management, LLC on mkt sell 112.06 AUD ORD ltd -122 -122 RIO page 51 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD ltd -69 -69 31-Aug-21 BlackRock Investment Management, LLC on mkt sell 112.06 AUD ORD ltd -318 -318 31-Aug-21 BlackRock Fund Advisors on mkt sell 112.06 AUD ORD ltd -769 -769 31-Aug-21 BlackRock Fund Advisors on mkt sell 112.06 AUD ORD ltd -1,207 -1,207 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 112.06 AUD ORD ltd -1,372 -1,372 31-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 112.06 AUD ORD ltd -406 -406 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 112.06 AUD ORD ltd -1,804 -1,804 31-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 112.06 AUD ORD ltd -34 -34 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 112.06 AUD ORD ltd -155 -155 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 112.06 AUD ORD ltd -178 -178 31-Aug-21 BlackRock Fund Advisors on mkt sell 112.06 AUD ORD ltd -5,617 -5,617 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 112.06 AUD ORD ltd 140 140 31-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 112.06 AUD ORD ltd -469 -469 31-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 112.06 AUD ORD ltd -314 -314 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD ltd -1,406 -1,406 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD ltd -1,121 -1,121 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD ltd -1,194 -1,194 31-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 112.06 AUD ORD ltd -826 -826 31-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 112.06 AUD ORD ltd -6,942 -6,942 31-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 112.06 AUD ORD ltd -355 -355 31-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.06 AUD ORD ltd 924 924 31-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 112.06 AUD ORD ltd -493 -493 31-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 112.06 AUD ORD ltd -417 -417 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD ltd -907 -907 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD ltd -424 -424 31-Aug-21 BlackRock Japan Co., Ltd. on mkt sell 112.06 AUD ORD ltd -2,351 -2,351 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 112.06 AUD ORD ltd -1,282 -1,282 31-Aug-21 BlackRock International Limited on mkt sell 112.06 AUD ORD ltd -729 -729 31-Aug-21 BlackRock Investment Management, LLC on mkt sell 112.06 AUD ORD ltd -367 -367 31-Aug-21 BlackRock Investment Management, LLC on mkt buy 112.06 AUD ORD ltd 3,007 3,007 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD ltd -210 -210 31-Aug-21 BlackRock Investment Management, LLC on mkt sell 112.06 AUD ORD ltd -955 -955 31-Aug-21 BlackRock Fund Advisors on mkt sell 112.06 AUD ORD ltd -2,306 -2,306 31-Aug-21 BlackRock Fund Advisors on mkt sell 112.06 AUD ORD ltd -3,621 -3,621 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 112.06 AUD ORD ltd -4,116 -4,116 31-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 112.06 AUD ORD ltd -1,217 -1,217 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 112.06 AUD ORD ltd -5,413 -5,413 31-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 112.06 AUD ORD ltd 19 19 31-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 112.06 AUD ORD ltd -104 -104 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 112.06 AUD ORD ltd -464 -464 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 112.06 AUD ORD ltd -534 -534 31-Aug-21 BlackRock Fund Advisors on mkt sell 112.06 AUD ORD ltd -16,856 -16,856 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 112.06 AUD ORD ltd 14,949 14,949 31-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 112.06 AUD ORD ltd -1,406 -1,406 31-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 112.06 AUD ORD ltd -942 -942 RIO page 52 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD ltd -4,216 -4,216 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 112.06 AUD ORD ltd 304 304 31-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 112.06 AUD ORD ltd 143 143 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD ltd -3,362 -3,362 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 112.06 AUD ORD ltd 4,859 4,859 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 112.06 AUD ORD ltd 3,992 3,992 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 112.06 AUD ORD ltd -3,581 -3,581 31-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 112.06 AUD ORD ltd -1,066 -1,066 31-Aug-21 BlackRock Institutional Trust Company, National Association on mkt buy 112.06 AUD ORD ltd 122 122 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 55.05 GBP ORD plc 116 116 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 54.04 GBP ORD plc -4,683 -4,683 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 54.14 GBP ORD plc 592 592 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 53.48 GBP ORD plc -315 -315 31-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 53.82 GBP ORD plc 880 880 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 53.82 GBP ORD plc 485 485 31-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 53.82 GBP ORD plc -1,414 -1,414 31-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 53.82 GBP ORD plc -731 -731 31-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 53.82 GBP ORD plc -5,147 -5,147 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 53.82 GBP ORD plc -1,512 -1,512 31-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 53.82 GBP ORD plc 23,964 23,964 31-Aug-21 BlackRock Investment Management (Australia) Limited on mkt buy 53.82 GBP ORD plc 11,915 11,915 31-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 53.82 GBP ORD plc -2,309 -2,309 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 53.82 GBP ORD plc -529 -529 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 53.82 GBP ORD plc -8,720 -8,720 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 53.82 GBP ORD plc -280 -280 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 53.82 GBP ORD plc -3,156 -3,156 31-Aug-21 BlackRock Japan Co., Ltd. on mkt sell 53.82 GBP ORD plc -3,391 -3,391 31-Aug-21 BlackRock Japan Co., Ltd. on mkt sell 53.82 GBP ORD plc -402 -402 31-Aug-21 BLACKROCK ADVISORS LLC on mkt sell 53.82 GBP ORD plc -86 -86 31-Aug-21 BlackRock Investment Management, LLC on mkt sell 53.82 GBP ORD plc -517 -517 31-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 53.82 GBP ORD plc 1,250 1,250 31-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 53.82 GBP ORD plc 2,517 2,517 31-Aug-21 BlackRock Investment Management, LLC on mkt sell 53.82 GBP ORD plc -351 -351 31-Aug-21 BlackRock Investment Management, LLC on mkt sell 53.82 GBP ORD plc -1,347 -1,347 31-Aug-21 BlackRock Investment Management, LLC on mkt sell 53.82 GBP ORD plc -416 -416 31-Aug-21 BlackRock Fund Advisors on mkt sell 53.82 GBP ORD plc -269 -269 31-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 53.82 GBP ORD plc 47,448 47,448 31-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 53.82 GBP ORD plc 95,432 95,432 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 53.82 GBP ORD plc -7,376 -7,376 31-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 53.82 GBP ORD plc -128 -128 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 53.82 GBP ORD plc -1,487 -1,487 RIO page 53 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-Aug-21 BlackRock Fund Advisors on mkt sell 53.82 GBP ORD plc -10,503 -10,503 31-Aug-21 BlackRock Fund Advisors on mkt buy 53.82 GBP ORD plc 2,192 2,192 31-Aug-21 BlackRock Fund Advisors on mkt buy 53.82 GBP ORD plc 4,410 4,410 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 53.82 GBP ORD plc 13,928 13,928 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 53.82 GBP ORD plc 28,014 28,014 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 53.82 GBP ORD plc -847 -847 31-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 53.82 GBP ORD plc -3,146 -3,146 31-Aug-21 BlackRock Institutional Trust Company, National Association on mkt sell 53.82 GBP ORD plc -3,010 -3,010 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 53.82 GBP ORD plc -14,125 -14,125 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 53.82 GBP ORD plc 305 305 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 53.82 GBP ORD plc 614 614 31-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 53.82 GBP ORD plc 137 137 31-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 53.82 GBP ORD plc 67 67 31-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 53.82 GBP ORD plc 200 200 31-Aug-21 BlackRock Asset Management Canada Limited on mkt buy 53.82 GBP ORD plc 99 99 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 53.82 GBP ORD plc -2,673 -2,673 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 53.82 GBP ORD plc -1,788 -1,788 31-Aug-21 BlackRock Asset Management Canada Limited on mkt sell 53.82 GBP ORD plc -1,544 -1,544 31-Aug-21 BlackRock Asset Management Deutschland AG on mkt sell 53.82 GBP ORD plc -9,897 -9,897 31-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 53.82 GBP ORD plc 891 891 31-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 53.82 GBP ORD plc 1,358 1,358 31-Aug-21 BlackRock Investment Management (Australia) Limited on mkt sell 53.82 GBP ORD plc -3,566 -3,566 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 53.82 GBP ORD plc -1,048 -1,048 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 53.82 GBP ORD plc -367 -367 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 53.82 GBP ORD plc -6,040 -6,040 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 53.82 GBP ORD plc 2,629 2,629 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 53.82 GBP ORD plc -194 -194 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 53.82 GBP ORD plc 2,261 2,261 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 53.82 GBP ORD plc -2,186 -2,186 31-Aug-21 BLACKROCK ADVISORS LLC on mkt sell 53.82 GBP ORD plc -60 -60 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 53.82 GBP ORD plc 9,364 9,364 31-Aug-21 BlackRock Investment Management, LLC on mkt buy 53.82 GBP ORD plc 9,143 9,143 31-Aug-21 BlackRock Investment Management, LLC on mkt sell 53.82 GBP ORD plc -288 -288 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 53.82 GBP ORD plc -5,109 -5,109 31-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 53.82 GBP ORD plc 303 303 31-Aug-21 BlackRock Advisors (UK) Limited on mkt buy 53.82 GBP ORD plc 4,945 4,945 31-Aug-21 BlackRock Advisors (UK) Limited on mkt sell 53.82 GBP ORD plc -1,030 -1,030 31-Aug-21 BlackRock Fund Advisors on mkt sell 53.82 GBP ORD plc -7,276 -7,276 31-Aug-21 BlackRock Investment Management, LLC on mkt buy 53.82 GBP ORD plc 1,978 1,978 31-Aug-21 BlackRock Investment Management, LLC on mkt buy 53.82 GBP ORD plc 3,026 3,026 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 53.82 GBP ORD plc -586 -586 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 53.82 GBP ORD plc -9,784 -9,784 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 53.82 GBP ORD plc -1,851 -1,851 RIO page 54 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 53.82 GBP ORD plc 7,220 7,220 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 53.82 GBP ORD plc 1,044 1,044 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt sell 53.82 GBP ORD plc -1,238 -1,238 31-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 53.82 GBP ORD plc -651 -651 31-Aug-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,436 2,436 31-Aug-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 940 940 31-Aug-21 BlackRock Investment Management (UK) Limited on mkt buy 53.82 GBP ORD plc 36,515 36,515 31-Aug-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc -18,351 -18,351 31-Aug-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD ltd -6,065 -6,065 31-Aug-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc 18,351 18,351 31-Aug-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD ltd 6,065 6,065 31-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 14,711 14,711 31-Aug-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 3 3 31-Aug-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 16,095 16,095 31-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 206,874 206,874 31-Aug-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 1,795 1,795 31-Aug-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 1,148 1,148 31-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 80,799 80,799 31-Aug-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -1 -1 31-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 146,102 146,102 31-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 33 33 31-Aug-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 3,435 3,435 31-Aug-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 96 96 31-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -617 -617 31-Aug-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 35 35 01-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -9,474 -9,474 01-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -800 -800 01-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -2,968 -2,968 01-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -2,226 -2,226 01-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -600 -600 01-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -1,855 -1,855 01-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -500 -500 01-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -1,855 -1,855 01-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -500 -500 01-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 109.64 AUD ORD ltd 4,383 4,383 01-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 109.65 AUD ORD ltd -255 -255 01-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 109.65 AUD ORD ltd -134 -134 01-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 109.64 AUD ORD ltd 6,069 6,069 01-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 109.65 AUD ORD ltd -63 -63 01-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 109.65 AUD ORD ltd -586 -586 01-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.57 AUD ORD ltd -3,941 -3,941 01-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.57 AUD ORD ltd -1,838 -1,838 01-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 109.57 AUD ORD ltd -1,822 -1,822 01-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 109.62 AUD ORD ltd 289 289 01-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 109.39 AUD ORD ltd 129 129 01-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 109.39 AUD ORD ltd 86 86 01-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 109.39 AUD ORD ltd -7,569 -7,569 01-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 109.39 AUD ORD ltd 180 180 01-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 109.39 AUD ORD ltd 308 308 01-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 109.39 AUD ORD ltd 308 308 01-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 109.39 AUD ORD ltd -152 -152 RIO page 55 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 109.39 AUD ORD ltd 200 200 01-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 109.39 AUD ORD ltd 1,040 1,040 01-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 109.39 AUD ORD ltd 533 533 01-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 53.27 GBP ORD plc -2,075 -2,075 01-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 53.30 GBP ORD plc -45,872 -45,872 01-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -13,293 -13,293 01-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 53.21 GBP ORD plc -7,942 -7,942 01-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 53.32 GBP ORD plc 315 315 01-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 53.32 GBP ORD plc 758 758 01-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 53.32 GBP ORD plc 1,764 1,764 01-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 53.32 GBP ORD plc 210 210 01-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 53.32 GBP ORD plc 786 786 01-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 53.32 GBP ORD plc 894 894 01-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 53.32 GBP ORD plc 628 628 01-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 53.32 GBP ORD plc 623 623 01-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 53.32 GBP ORD plc 6,008 6,008 01-Sep-21 BlackRock Fund Advisors on mkt buy 53.32 GBP ORD plc 4,542 4,542 01-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 53.32 GBP ORD plc 445 445 01-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 53.32 GBP ORD plc 894 894 01-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 53.32 GBP ORD plc -742 -742 01-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 53.32 GBP ORD plc 1,782 1,782 01-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 159 159 01-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 294,690 294,690 01-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 55,186 55,186 01-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -2,216 -2,216 01-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -356,646 -356,646 01-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -171,107 -171,107 01-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 1,481 1,481 01-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 3,013 3,013 01-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -3 -3 01-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -116,191 -116,191 01-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 5 5 01-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 335 335 01-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -96 -96 01-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -553 -553 01-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -161 -161 02-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,908 1,908 02-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 318 318 02-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,758 1,758 02-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 492 492 02-Sep-21 BlackRock Investment Management, LLC on mkt sell 108.37 AUD ORD ltd -130 -130 02-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 108.65 AUD ORD ltd 2,220 2,220 02-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 108.65 AUD ORD ltd 86 86 02-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 108.65 AUD ORD ltd 320 320 02-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 108.65 AUD ORD ltd 640 640 02-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 108.65 AUD ORD ltd -923 -923 02-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 108.65 AUD ORD ltd 1,808 1,808 02-Sep-21 BlackRock Investment Management, LLC on mkt buy 108.65 AUD ORD ltd 930 930 02-Sep-21 BlackRock Fund Advisors on mkt buy 108.65 AUD ORD ltd 1,222 1,222 02-Sep-21 BlackRock Asset Management Canada Limited on mkt buy 108.65 AUD ORD ltd 76 76 02-Sep-21 BlackRock Fund Advisors on mkt buy 108.65 AUD ORD ltd 897 897 02-Sep-21 BlackRock Investment Management, LLC on mkt sell 108.65 AUD ORD ltd -217 -217 RIO page 56 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Sep-21 BlackRock Japan Co., Ltd. on mkt sell 53.77 GBP ORD plc -11 -11 02-Sep-21 BlackRock Japan Co., Ltd. on mkt sell 53.77 GBP ORD plc -15 -15 02-Sep-21 BlackRock Investment Management, LLC on mkt sell 53.77 GBP ORD plc -23 -23 02-Sep-21 BlackRock Japan Co., Ltd. on mkt sell 53.89 GBP ORD plc -470 -470 02-Sep-21 BlackRock Japan Co., Ltd. on mkt sell 53.89 GBP ORD plc -609 -609 02-Sep-21 BlackRock Investment Management, LLC on mkt sell 53.89 GBP ORD plc -941 -941 02-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 53.80 GBP ORD plc -1,615 -1,615 02-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 54.06 GBP ORD plc 758 758 02-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 54.06 GBP ORD plc -271 -271 02-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 54.06 GBP ORD plc 1,882 1,882 02-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 54.06 GBP ORD plc 132 132 02-Sep-21 BlackRock Asset Management Canada Limited on mkt buy 54.06 GBP ORD plc 73 73 02-Sep-21 BlackRock Investment Management, LLC on mkt buy 54.06 GBP ORD plc 2,379 2,379 02-Sep-21 BlackRock Investment Management, LLC on mkt sell 54.06 GBP ORD plc -621 -621 02-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 54.06 GBP ORD plc 960 960 02-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 54.06 GBP ORD plc 210 210 02-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 54.06 GBP ORD plc 1,920 1,920 02-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,080 4,080 02-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,632 1,632 02-Sep-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc -1,875 -1,875 02-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 26,582 26,582 02-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -47,194 -47,194 02-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 1,932 1,932 02-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 11,818 11,818 02-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -12,126 -12,126 02-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -264,023 -264,023 02-Sep-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 428 428 02-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 4,205 4,205 02-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -1,267 -1,267 02-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 20,729 20,729 02-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,110 1,110 02-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 6,525 6,525 02-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 110,192 110,192 02-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 520 520 02-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 525,164 525,164 02-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 193,619 193,619 02-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 72 72 02-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 3,325 3,325 02-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 7,275 7,275 02-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,302 -1,302 02-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 9 9 03-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,436 2,436 03-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 944 944 03-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.24 AUD ORD ltd 961 961 03-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.28 AUD ORD ltd 1,578 1,578 03-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 111.28 AUD ORD ltd 3,836 3,836 03-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 111.35 AUD ORD ltd -767 -767 03-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.01 AUD ORD ltd 57 57 RIO page 57 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 111.01 AUD ORD ltd 53 53 03-Sep-21 BlackRock Asset Management Deutschland AG on mkt buy 111.39 AUD ORD ltd 357,718 357,718 03-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 111.37 AUD ORD ltd 955 955 03-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 111.37 AUD ORD ltd 320 320 03-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 111.37 AUD ORD ltd -2,114 -2,114 03-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 54.34 GBP ORD plc -1,096 -1,096 03-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 54.08 GBP ORD plc 960 960 03-Sep-21 BlackRock Asset Management Canada Limited on mkt buy 54.08 GBP ORD plc 533 533 03-Sep-21 BlackRock Investment Management, LLC on mkt sell 54.08 GBP ORD plc -364 -364 03-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 54.08 GBP ORD plc 8,371 8,371 03-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 54.08 GBP ORD plc -10,388 -10,388 03-Sep-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -1,738 -1,738 03-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -458,310 -458,310 03-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 15,233 15,233 03-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 557 557 03-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 679 679 03-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 54,293 54,293 03-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 5,341 5,341 03-Sep-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -9 -9 03-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 25 25 03-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -117 -117 03-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -5,687 -5,687 03-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 6,288 6,288 03-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -26,662 -26,662 03-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -12,213 -12,213 03-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -141 -141 03-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -313,336 -313,336 03-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -45,237 -45,237 03-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 240 240 03-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -850 -850 03-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 116 116 03-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,289 -1,289 06-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 110.69 AUD ORD ltd 4,824 4,824 06-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 110.69 AUD ORD ltd 36,180 36,180 06-Sep-21 BlackRock Investment Management, LLC on mkt buy 110.69 AUD ORD ltd 406 406 06-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 53.85 GBP ORD plc -1,997 -1,997 06-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 53.48 GBP ORD plc -4,937 -4,937 06-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 53.48 GBP ORD plc -1,759 -1,759 06-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 53.48 GBP ORD plc -14,485 -14,485 06-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 53.37 GBP ORD plc 1,732 1,732 06-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 6,010 6,010 06-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -16,595 -16,595 06-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -1,686 -1,686 06-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -2,986 -2,986 06-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -81,070 -81,070 06-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 5,443 5,443 06-Sep-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -86 -86 06-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -9 -9 RIO page 58 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 27 27 06-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 1,878 1,878 06-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 2,654 2,654 06-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -16,196 -16,196 06-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 154 154 06-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -286,116 -286,116 06-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 16,656 16,656 06-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 14 14 06-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 183 183 06-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -145 -145 07-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 108.70 AUD ORD ltd 25,728 25,728 07-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 108.70 AUD ORD ltd 60 60 07-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 108.70 AUD ORD ltd 120 120 07-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 108.70 AUD ORD ltd 1,040 1,040 07-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 108.70 AUD ORD ltd -456 -456 07-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 108.70 AUD ORD ltd 50 50 07-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 108.70 AUD ORD ltd 162 162 07-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 53.36 GBP ORD plc -10,944 -10,944 07-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 53.56 GBP ORD plc 15,000 15,000 07-Sep-21 BlackRock Investment Management, LLC on mkt buy 54.01 GBP ORD plc 604 604 07-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 54.16 GBP ORD plc 606 606 07-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 53.60 GBP ORD plc -1,909 -1,909 07-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 53.60 GBP ORD plc 3,120 3,120 07-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 53.60 GBP ORD plc -2,223 -2,223 07-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 53.60 GBP ORD plc 157 157 07-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 53.60 GBP ORD plc 262 262 07-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 53.60 GBP ORD plc 524 524 07-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 53.60 GBP ORD plc 504 504 07-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 53.60 GBP ORD plc 3,960 3,960 07-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 53.60 GBP ORD plc -7,590 -7,590 07-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -56,401 -56,401 07-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 565 565 07-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 28,993 28,993 07-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 28 28 07-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -71,600 -71,600 07-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 127,614 127,614 07-Sep-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 15 15 07-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -448 -448 07-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -321 -321 07-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 1,281 1,281 07-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -10,045 -10,045 07-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -1,074 -1,074 07-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -280 -280 07-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -5,501 -5,501 07-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -9,555 -9,555 07-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -857 -857 07-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -28 -28 RIO page 59 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 740 740 07-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -437 -437 07-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 127 127 08-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -4,737 -4,737 08-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,515 1,515 08-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 513 513 08-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 108.32 AUD ORD ltd -1,188 -1,188 08-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 108.31 AUD ORD ltd -2,675 -2,675 08-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 108.31 AUD ORD ltd -268 -268 08-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 108.31 AUD ORD ltd -257 -257 08-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 108.32 AUD ORD ltd -1,023 -1,023 08-Sep-21 BlackRock (Singapore) Limited on mkt sell 108.27 AUD ORD ltd -3,907 -3,907 08-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 108.32 AUD ORD ltd -2,665 -2,665 08-Sep-21 BlackRock Fund Advisors on mkt sell 108.29 AUD ORD ltd -135 -135 08-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 108.29 AUD ORD ltd -141 -141 08-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 108.29 AUD ORD ltd -22 -22 08-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 108.29 AUD ORD ltd -247 -247 08-Sep-21 BlackRock Investment Management, LLC on mkt sell 108.29 AUD ORD ltd -589 -589 08-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 108.17 AUD ORD ltd 4,422 4,422 08-Sep-21 BlackRock Asset Management Deutschland AG on mkt buy 108.17 AUD ORD ltd 1,236 1,236 08-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 108.17 AUD ORD ltd 86 86 08-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 108.17 AUD ORD ltd 120 120 08-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 108.17 AUD ORD ltd -4,241 -4,241 08-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 108.17 AUD ORD ltd -628 -628 08-Sep-21 BlackRock Fund Advisors on mkt sell 108.17 AUD ORD ltd -904 -904 08-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 53.17 GBP ORD plc -59 -59 08-Sep-21 BlackRock Fund Advisors on mkt sell 53.17 GBP ORD plc -965 -965 08-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 53.17 GBP ORD plc -398 -398 08-Sep-21 BlackRock Japan Co., Ltd. on mkt sell 53.17 GBP ORD plc -654 -654 08-Sep-21 BlackRock Japan Co., Ltd. on mkt sell 53.17 GBP ORD plc -733 -733 08-Sep-21 BLACKROCK ADVISORS LLC on mkt sell 53.17 GBP ORD plc -2,675 -2,675 08-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 53.17 GBP ORD plc -80 -80 08-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 53.17 GBP ORD plc -243 -243 08-Sep-21 BLACKROCK ADVISORS LLC on mkt sell 53.17 GBP ORD plc -399 -399 08-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 53.17 GBP ORD plc -41 -41 08-Sep-21 BlackRock International Limited on mkt sell 53.17 GBP ORD plc -540 -540 08-Sep-21 BlackRock Investment Management, LLC on mkt sell 53.17 GBP ORD plc -848 -848 08-Sep-21 BlackRock Investment Management, LLC on mkt sell 53.17 GBP ORD plc -496 -496 08-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,542 5,542 08-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,834 1,834 08-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 52.92 GBP ORD plc -3,521 -3,521 08-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 52.93 GBP ORD plc -17,691 -17,691 08-Sep-21 BlackRock Fund Advisors on mkt buy 53.05 GBP ORD plc 777 777 08-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 53.05 GBP ORD plc 210 210 08-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 53.05 GBP ORD plc 524 524 08-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 53.05 GBP ORD plc 14,860 14,860 08-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 53.05 GBP ORD plc -571 -571 RIO page 60 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Sep-21 BlackRock Asset Management Deutschland AG on mkt sell 53.05 GBP ORD plc -431 -431 08-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 53.05 GBP ORD plc 892 892 08-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 9,652 9,652 08-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 232,227 232,227 08-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -19,264 -19,264 08-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 375 375 08-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 7,778 7,778 08-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -28,913 -28,913 08-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -282,178 -282,178 08-Sep-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 184 184 08-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -1,074 -1,074 08-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 24,328 24,328 08-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 844 844 08-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 99,835 99,835 08-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 7,748 7,748 08-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -69 -69 08-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 206,061 206,061 08-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 23,042 23,042 08-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 6,111 6,111 08-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 246 246 08-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 1,206 1,206 08-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 725 725 08-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 327 327 09-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,834 1,834 09-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,542 5,542 09-Sep-21 BlackRock Japan Co., Ltd. on mkt sell 107.88 AUD ORD ltd -348 -348 09-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 105.50 AUD ORD ltd 35,778 35,778 09-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 105.50 AUD ORD ltd -3,383 -3,383 09-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 105.50 AUD ORD ltd 1,209 1,209 09-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 105.50 AUD ORD ltd 2,174 2,174 09-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 105.50 AUD ORD ltd 640 640 09-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 105.50 AUD ORD ltd -2,889 -2,889 09-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 105.50 AUD ORD ltd 55 55 09-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 51.73 GBP ORD plc 2,815 2,815 09-Sep-21 BlackRock Investment Management, LLC on mkt sell 51.63 GBP ORD plc -1,227 -1,227 09-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 51.63 GBP ORD plc 761 761 09-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 51.63 GBP ORD plc 1,920 1,920 09-Sep-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 1,875 1,875 09-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -1,321 -1,321 09-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 301,668 301,668 09-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 14,186 14,186 09-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 18,431 18,431 09-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -7,778 -7,778 09-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -26,896 -26,896 09-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 438,419 438,419 09-Sep-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -82 -82 09-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -336 -336 09-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -705 -705 09-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 6,354 6,354 09-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 4,465 4,465 09-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -861 -861 RIO page 61 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 29,910 29,910 09-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -24 -24 09-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -4,393 -4,393 09-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 51,114 51,114 09-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 1,539 1,539 09-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 1,101 1,101 09-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 317 317 09-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -17,232 -17,232 09-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 89 89 10-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -3,158 -3,158 10-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,214 2,214 10-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 6,282 6,282 10-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 106.39 AUD ORD ltd -1,791 -1,791 10-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 106.39 AUD ORD ltd -954 -954 10-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 106.40 AUD ORD ltd -5,927 -5,927 10-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 106.22 AUD ORD ltd 5,628 5,628 10-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 106.22 AUD ORD ltd -57,486 -57,486 10-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 106.22 AUD ORD ltd -402 -402 10-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 106.22 AUD ORD ltd 741 741 10-Sep-21 BlackRock Asset Management Deutschland AG on mkt buy 106.22 AUD ORD ltd 309 309 10-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 106.22 AUD ORD ltd 480 480 10-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 106.22 AUD ORD ltd -687 -687 10-Sep-21 BlackRock Investment Management, LLC on mkt sell 106.22 AUD ORD ltd -1,126 -1,126 10-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 106.22 AUD ORD ltd -3,084 -3,084 10-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 106.22 AUD ORD ltd -280 -280 10-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 52.34 GBP ORD plc -2,077 -2,077 10-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 52.50 GBP ORD plc -301 -301 10-Sep-21 BLACKROCK ADVISORS LLC on mkt sell 52.50 GBP ORD plc -2,990 -2,990 10-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 52.50 GBP ORD plc -666 -666 10-Sep-21 BLACKROCK ADVISORS LLC on mkt sell 52.50 GBP ORD plc -1,230 -1,230 10-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 52.50 GBP ORD plc -11,566 -11,566 10-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 52.50 GBP ORD plc -1,139 -1,139 10-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 52.50 GBP ORD plc -152 -152 10-Sep-21 BlackRock Asset Management Canada Limited on mkt sell 52.50 GBP ORD plc -839 -839 10-Sep-21 BlackRock Asset Management Canada Limited on mkt sell 52.50 GBP ORD plc -3,359 -3,359 10-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 52.50 GBP ORD plc -3,124 -3,124 10-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 52.50 GBP ORD plc -3,088 -3,088 10-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 52.40 GBP ORD plc -5,845 -5,845 10-Sep-21 BlackRock Japan Co., Ltd. on mkt sell 52.64 GBP ORD plc -39 -39 10-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 52.64 GBP ORD plc 1,440 1,440 10-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 52.64 GBP ORD plc -872 -872 RIO page 62 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-Sep-21 BlackRock Asset Management Canada Limited on mkt sell 52.64 GBP ORD plc -2,501 -2,501 10-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 52.64 GBP ORD plc 434 434 10-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 52.64 GBP ORD plc 761 761 10-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 231,996 231,996 10-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -518,801 -518,801 10-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 2,503 2,503 10-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -28,347 -28,347 10-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 17,312 17,312 10-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -45,849 -45,849 10-Sep-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 26 26 10-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 15 15 10-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 10,920 10,920 10-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -25,400 -25,400 10-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -4,368 -4,368 10-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 68,145 68,145 10-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -108,592 -108,592 10-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -25 -25 10-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 170,525 170,525 10-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -222,703 -222,703 10-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -1,176 -1,176 10-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -3,978 -3,978 10-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 10 10 10-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,225 -2,225 10-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -471 -471 13-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 7,620 7,620 13-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,515 1,515 13-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 519 519 13-Sep-21 BlackRock Asset Management Canada Limited in specie n/a GBP ORD plc -26,892 -26,892 13-Sep-21 BlackRock Asset Management Canada Limited in specie n/a AUD ORD ltd -8,859 -8,859 13-Sep-21 BlackRock Asset Management Canada Limited in specie n/a GBP ORD plc 26,892 26,892 13-Sep-21 BlackRock Asset Management Canada Limited in specie n/a AUD ORD ltd 8,859 8,859 13-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 106.02 AUD ORD ltd 224 224 13-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 106.02 AUD ORD ltd 81 81 13-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 106.02 AUD ORD ltd -1,109 -1,109 13-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 106.02 AUD ORD ltd -670 -670 13-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 52.87 GBP ORD plc -2,710 -2,710 13-Sep-21 BlackRock Asset Management Canada Limited on mkt buy 52.87 GBP ORD plc 220 220 13-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 52.87 GBP ORD plc 252 252 13-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 52.87 GBP ORD plc 1,379 1,379 13-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 52.87 GBP ORD plc 1,813 1,813 13-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 52.87 GBP ORD plc 2,466 2,466 13-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 52.87 GBP ORD plc 661 661 13-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 52.81 GBP ORD plc -143,311 -143,311 13-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 52.81 GBP ORD plc -202 -202 13-Sep-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 1,738 1,738 13-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -203,659 -203,659 13-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 44,181 44,181 13-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 15,004 15,004 13-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -610 -610 13-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 439,321 439,321 RIO page 63 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Sep-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -477 -477 13-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 463 463 13-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 21,265 21,265 13-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -77 -77 13-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 71,200 71,200 13-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -9,691 -9,691 13-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -24 -24 13-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 173,256 173,256 13-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 16,357 16,357 13-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 3,818 3,818 13-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -439 -439 13-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -526 -526 13-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,029 -2,029 14-Sep-21 BlackRock (Singapore) Limited on mkt sell 106.54 AUD ORD ltd -3,970 -3,970 14-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 106.66 AUD ORD ltd 848 848 14-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 106.66 AUD ORD ltd -959 -959 14-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 106.66 AUD ORD ltd 180 180 14-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 106.66 AUD ORD ltd 400 400 14-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 106.66 AUD ORD ltd 480 480 14-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 106.66 AUD ORD ltd -152 -152 14-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 106.66 AUD ORD ltd -1,153 -1,153 14-Sep-21 BlackRock Asset Management Deutschland AG on mkt sell 106.66 AUD ORD ltd -299 -299 14-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 106.66 AUD ORD ltd -626 -626 14-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 106.66 AUD ORD ltd -4,096 -4,096 14-Sep-21 BlackRock Japan Co., Ltd. on mkt sell 51.94 GBP ORD plc -233 -233 14-Sep-21 BlackRock Investment Management, LLC on mkt sell 51.94 GBP ORD plc -17,540 -17,540 14-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 52.11 GBP ORD plc -20,895 -20,895 14-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 52.10 GBP ORD plc -3,200 -3,200 14-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 52.10 GBP ORD plc -8,753 -8,753 14-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 52.35 GBP ORD plc 1,383 1,383 14-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 51.75 GBP ORD plc -17,011 -17,011 14-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 51.76 GBP ORD plc -18,002 -18,002 14-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,654 3,654 14-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,428 1,428 14-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 51.79 GBP ORD plc -18,677 -18,677 14-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 51.79 GBP ORD plc -4,921 -4,921 14-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 51.79 GBP ORD plc 786 786 14-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 51.79 GBP ORD plc 1,440 1,440 14-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 51.79 GBP ORD plc 948 948 14-Sep-21 BlackRock Asset Management Deutschland AG on mkt sell 51.79 GBP ORD plc -86 -86 14-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 51.79 GBP ORD plc -741 -741 14-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 51.79 GBP ORD plc 4,932 4,932 14-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 51.79 GBP ORD plc 1,200 1,200 14-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -17,592 -17,592 14-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 105,071 105,071 14-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -1,379 -1,379 14-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 207,237 207,237 14-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -19,464 -19,464 14-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 236 236 14-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -3,189 -3,189 14-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -4,954 -4,954 RIO page 64 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 45 45 14-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -111 -111 14-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 9,232 9,232 14-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -16,335 -16,335 14-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -1,413 -1,413 14-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -366 -366 14-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 241 241 14-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,940 -1,940 14-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -501 -501 15-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 105.86 AUD ORD ltd -46 -46 15-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 650 650 15-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 200 200 15-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,827 1,827 15-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 714 714 15-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 105.05 AUD ORD ltd 1,614 1,614 15-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 105.05 AUD ORD ltd 5,751 5,751 15-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 105.05 AUD ORD ltd 7,133 7,133 15-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 105.04 AUD ORD ltd 516 516 15-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 105.04 AUD ORD ltd 472 472 15-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 105.04 AUD ORD ltd 469 469 15-Sep-21 BlackRock Asset Management Deutschland AG on mkt buy 104.63 AUD ORD ltd 309 309 15-Sep-21 BlackRock Asset Management Deutschland AG on mkt buy 104.63 AUD ORD ltd 324 324 15-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 104.63 AUD ORD ltd 258 258 15-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 104.63 AUD ORD ltd 86 86 15-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 104.63 AUD ORD ltd 86 86 15-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 104.63 AUD ORD ltd -466 -466 15-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 104.63 AUD ORD ltd -1,525 -1,525 15-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 104.63 AUD ORD ltd -12,072 -12,072 15-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 52.01 GBP ORD plc -212 -212 15-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 51.99 GBP ORD plc -49 -49 15-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 51.99 GBP ORD plc 61 61 15-Sep-21 BlackRock Investment Management, LLC on mkt buy 51.98 GBP ORD plc 250 250 15-Sep-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc 1,768 1,768 15-Sep-21 BlackRock Asset Management Deutschland AG on mkt sell 52.19 GBP ORD plc -29,691 -29,691 15-Sep-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc 948 948 15-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 52.19 GBP ORD plc 1,992 1,992 15-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 52.19 GBP ORD plc 630 630 15-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 52.19 GBP ORD plc -306 -306 15-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 52.19 GBP ORD plc -1,214 -1,214 15-Sep-21 BlackRock Investment Management, LLC on mkt buy 52.19 GBP ORD plc 4,373 4,373 15-Sep-21 BlackRock Japan Co., Ltd. on mkt buy 52.19 GBP ORD plc 1,702 1,702 15-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 52.19 GBP ORD plc -2,956 -2,956 15-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 52.19 GBP ORD plc -747 -747 RIO page 65 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 52.19 GBP ORD plc -19,856 -19,856 15-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 52.19 GBP ORD plc -5,022 -5,022 15-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 52.19 GBP ORD plc 210 210 15-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 52.19 GBP ORD plc 884 884 15-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 52.19 GBP ORD plc -3,426 -3,426 15-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 52.19 GBP ORD plc -3,840 -3,840 15-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 52.19 GBP ORD plc 892 892 15-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -4,765 -4,765 15-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 48,083 48,083 15-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -7,469 -7,469 15-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 6,498 6,498 15-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -43,101 -43,101 15-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -244,808 -244,808 15-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -389 -389 15-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 161,707 161,707 15-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 34,577 34,577 15-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -11 -11 15-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 75 75 15-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 29,265 29,265 15-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -93 -93 15-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 1,059 1,059 15-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 115 115 15-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 199 199 15-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,167 -1,167 15-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 151 151 16-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 9,162 9,162 16-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,313 8,313 16-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,751 2,751 16-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,136 2,136 16-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,428 1,428 16-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,654 3,654 16-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,770 4,770 16-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,820 1,820 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 103.30 AUD ORD ltd -6 -6 16-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 103.67 AUD ORD ltd 658 658 16-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 103.67 AUD ORD ltd 7,632 7,632 16-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 103.67 AUD ORD ltd 180 180 16-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 103.67 AUD ORD ltd 400 400 16-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 103.67 AUD ORD ltd 559 559 16-Sep-21 BlackRock Asset Management Canada Limited on mkt sell 103.67 AUD ORD ltd -417 -417 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 51.41 GBP ORD plc -42 -42 16-Sep-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc 996 996 16-Sep-21 BlackRock Japan Co., Ltd. in specie n/a AUD ORD ltd -893 -893 16-Sep-21 BlackRock Japan Co., Ltd. in specie n/a GBP ORD plc -2,701 -2,701 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.82 GBP ORD plc -7,066 -7,066 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 50.99 GBP ORD plc 4,937 4,937 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.56 GBP ORD plc -12,018 -12,018 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.23 GBP ORD plc -20,516 -20,516 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.23 GBP ORD plc -463 -463 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.23 GBP ORD plc -473 -473 RIO page 66 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.23 GBP ORD plc -437 -437 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.23 GBP ORD plc -442 -442 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.23 GBP ORD plc -556 -556 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.23 GBP ORD plc -503 -503 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.23 GBP ORD plc -233 -233 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.19 GBP ORD plc -9,969 -9,969 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.19 GBP ORD plc -225 -225 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.19 GBP ORD plc -230 -230 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.19 GBP ORD plc -212 -212 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.19 GBP ORD plc -215 -215 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.19 GBP ORD plc -270 -270 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.19 GBP ORD plc -245 -245 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.19 GBP ORD plc -113 -113 16-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 50.10 GBP ORD plc -3,795 -3,795 16-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 50.10 GBP ORD plc -3,350 -3,350 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.10 GBP ORD plc -65,942 -65,942 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.10 GBP ORD plc -1,487 -1,487 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.10 GBP ORD plc -1,520 -1,520 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.10 GBP ORD plc -1,406 -1,406 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.10 GBP ORD plc -1,421 -1,421 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.10 GBP ORD plc -1,786 -1,786 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.10 GBP ORD plc -1,618 -1,618 16-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 50.10 GBP ORD plc -750 -750 16-Sep-21 BlackRock Fund Advisors on mkt buy 50.10 GBP ORD plc 7,397 7,397 16-Sep-21 BlackRock Fund Advisors on mkt buy 50.10 GBP ORD plc 1,407 1,407 16-Sep-21 BlackRock Asset Management Canada Limited on mkt sell 50.10 GBP ORD plc -589 -589 16-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 50.10 GBP ORD plc 783 783 16-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 50.10 GBP ORD plc 892 892 16-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 50.10 GBP ORD plc 1,200 1,200 16-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -1,330 -1,330 16-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 468,263 468,263 16-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -24,432 -24,432 16-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 10,867 10,867 16-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 48,193 48,193 16-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -189,721 -189,721 16-Sep-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a AUD ORD ltd 82 82 16-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 485 485 16-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -213,485 -213,485 16-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 70,013 70,013 16-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -213,542 -213,542 16-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -29 -29 16-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 15,255 15,255 16-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -430,693 -430,693 16-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 6,345 6,345 RIO page 67 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -4,634 -4,634 16-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 9,761 9,761 16-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -186 -186 16-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,053 -1,053 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.51 AUD ORD ltd 950 950 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.51 AUD ORD ltd 3,145 3,145 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 100.15 AUD ORD ltd 2,293 2,293 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.51 AUD ORD ltd 6,187 6,187 17-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 99.41 AUD ORD ltd 1,170 1,170 17-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 99.41 AUD ORD ltd 273 273 17-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 99.41 AUD ORD ltd 264 264 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 98.80 AUD ORD ltd 9,328 9,328 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 98.80 AUD ORD ltd 360 360 17-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 98.80 AUD ORD ltd -321 -321 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 98.80 AUD ORD ltd 314 314 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 98.80 AUD ORD ltd 100 100 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.80 AUD ORD ltd -552 -552 17-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 98.80 AUD ORD ltd 18,778 18,778 17-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.80 AUD ORD ltd 359 359 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.80 AUD ORD ltd 783 783 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 98.80 AUD ORD ltd 3,661 3,661 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.80 AUD ORD ltd -284 -284 17-Sep-21 BlackRock Asset Management Deutschland AG on mkt sell 98.80 AUD ORD ltd -7,167 -7,167 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.80 AUD ORD ltd 826 826 17-Sep-21 BlackRock Asset Management Canada Limited on mkt buy 98.80 AUD ORD ltd 206 206 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 98.80 AUD ORD ltd 5,106 5,106 17-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 98.80 AUD ORD ltd -5,609 -5,609 17-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 98.80 AUD ORD ltd 341 341 17-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 98.80 AUD ORD ltd -260 -260 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.80 AUD ORD ltd 485 485 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.80 AUD ORD ltd -1,080 -1,080 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.80 AUD ORD ltd -4,619 -4,619 17-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 98.80 AUD ORD ltd -3,711 -3,711 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 98.80 AUD ORD ltd -2,043 -2,043 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.80 AUD ORD ltd 922 922 17-Sep-21 BlackRock Investment Management, LLC on mkt sell 98.80 AUD ORD ltd -1,052 -1,052 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 98.80 AUD ORD ltd 4,313 4,313 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.80 AUD ORD ltd -393 -393 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.80 AUD ORD ltd 974 974 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 98.80 AUD ORD ltd 6,016 6,016 RIO page 68 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.80 AUD ORD ltd -502 -502 17-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 98.80 AUD ORD ltd -273 -273 17-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 98.80 AUD ORD ltd -203 -203 17-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.80 AUD ORD ltd 571 571 17-Sep-21 BLACKROCK ADVISORS LLC on mkt buy 48.93 GBP ORD plc 42 42 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 48.50 GBP ORD plc -606 -606 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.77 GBP ORD plc 4,700 4,700 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.25 GBP ORD plc 678 678 17-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -57,681 -57,681 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.30 GBP ORD plc 3,486 3,486 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.30 GBP ORD plc 1,566 1,566 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.30 GBP ORD plc 314 314 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 4,833 4,833 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 48.41 GBP ORD plc -313,900 -313,900 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 48.41 GBP ORD plc -7,076 -7,076 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 48.41 GBP ORD plc -7,237 -7,237 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 48.41 GBP ORD plc -6,694 -6,694 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 48.41 GBP ORD plc -6,766 -6,766 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 48.41 GBP ORD plc -8,501 -8,501 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 48.41 GBP ORD plc -7,704 -7,704 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 48.41 GBP ORD plc -3,567 -3,567 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.30 GBP ORD plc 44 44 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.30 GBP ORD plc 66 66 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 42 42 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 74 74 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 296 296 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 67 67 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 1,878 1,878 17-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 48.30 GBP ORD plc -5,698 -5,698 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 10 10 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 48 48 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 727 727 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 792 792 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 1,388 1,388 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.30 GBP ORD plc 103 103 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.30 GBP ORD plc 659 659 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.30 GBP ORD plc 6,559 6,559 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 367 367 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 147 147 17-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.30 GBP ORD plc -203 -203 17-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 48.30 GBP ORD plc -601 -601 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 48.30 GBP ORD plc -6,855 -6,855 RIO page 69 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.30 GBP ORD plc 90 90 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.30 GBP ORD plc 1,456 1,456 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.30 GBP ORD plc 2,159 2,159 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 1,370 1,370 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 2,430 2,430 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 9,740 9,740 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 2,210 2,210 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 61,835 61,835 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 340 340 17-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.30 GBP ORD plc 26,719 26,719 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 1,577 1,577 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 23,951 23,951 17-Sep-21 BlackRock Investment Management, LLC on mkt buy 48.30 GBP ORD plc 2,311 2,311 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 26,091 26,091 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 45,694 45,694 17-Sep-21 BlackRock Asset Management Deutschland AG on mkt buy 48.30 GBP ORD plc 7,653 7,653 17-Sep-21 BlackRock Asset Management Deutschland AG on mkt buy 48.30 GBP ORD plc 681,862 681,862 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.30 GBP ORD plc 3,401 3,401 17-Sep-21 BlackRock Asset Management Deutschland AG on mkt buy 48.30 GBP ORD plc 533,345 533,345 17-Sep-21 BlackRock Asset Management Deutschland AG on mkt buy 48.30 GBP ORD plc 9,017 9,017 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.30 GBP ORD plc 21,692 21,692 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.30 GBP ORD plc 215,928 215,928 17-Sep-21 BlackRock Asset Management Canada Limited on mkt buy 48.30 GBP ORD plc 219 219 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 12,074 12,074 17-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.30 GBP ORD plc 1,264 1,264 17-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.30 GBP ORD plc 282 282 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.30 GBP ORD plc 2,971 2,971 17-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.30 GBP ORD plc 39,799 39,799 17-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.30 GBP ORD plc 610 610 17-Sep-21 BlackRock Fund Advisors on mkt sell 48.30 GBP ORD plc -2,792 -2,792 17-Sep-21 BlackRock Fund Advisors on mkt sell 48.30 GBP ORD plc -4,822 -4,822 17-Sep-21 BlackRock Fund Advisors on mkt sell 48.30 GBP ORD plc -3,560 -3,560 17-Sep-21 BlackRock Asset Management Deutschland AG on mkt sell 48.30 GBP ORD plc -172 -172 17-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.30 GBP ORD plc -17,717 -17,717 17-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 48.30 GBP ORD plc -785 -785 17-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.30 GBP ORD plc 12,389 12,389 17-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 48.30 GBP ORD plc -5,760 -5,760 17-Sep-21 BlackRock Asset Management Deutschland AG on mkt sell 48.30 GBP ORD plc -29,691 -29,691 17-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.30 GBP ORD plc 894 894 17-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 48.30 GBP ORD plc -978 -978 17-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,385 2,385 17-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 915 915 17-Sep-21 BlackRock Asset Management Canada Limited on mkt buy 68.04 USD ADR 1:1 23,690 23,690 17-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 159,527 159,527 17-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -650,668 -650,668 RIO page 70 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -23,113 -23,113 17-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -327 -327 17-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -59,008 -59,008 17-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -70,662 -70,662 17-Sep-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a AUD ORD ltd 12 12 17-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 742 742 17-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -1,889 -1,889 17-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 13,144 13,144 17-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 13,684 13,684 17-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -121,052 -121,052 17-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 182,916 182,916 17-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 151 151 17-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -71,119 -71,119 17-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 106,112 106,112 17-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -8,528 -8,528 17-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 2 2 17-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -7,503 -7,503 17-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 46 46 17-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,599 -1,599 17-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 166 166 20-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -14,790 -14,790 20-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 318 318 20-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.24 AUD ORD ltd 741 741 20-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 95.24 AUD ORD ltd -2,544 -2,544 20-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 95.24 AUD ORD ltd 618 618 20-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 95.24 AUD ORD ltd 277 277 20-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 95.24 AUD ORD ltd 314 314 20-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.24 AUD ORD ltd 1,966 1,966 20-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 95.24 AUD ORD ltd -603 -603 20-Sep-21 BLACKROCK ADVISORS LLC on mkt buy 46.75 GBP ORD plc 7 7 20-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 45.69 GBP ORD plc 1,200 1,200 20-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 45.69 GBP ORD plc 8,600 8,600 20-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 45.69 GBP ORD plc 9,300 9,300 20-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 45.69 GBP ORD plc 8,979 8,979 20-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 45.69 GBP ORD plc 82 82 20-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 45.69 GBP ORD plc 1,400 1,400 20-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 45.69 GBP ORD plc 5,400 5,400 20-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 45.69 GBP ORD plc 23,200 23,200 20-Sep-21 BlackRock Asset Management Deutschland AG on mkt buy 47.14 GBP ORD plc 12,969 12,969 20-Sep-21 BLACKROCK ADVISORS LLC on mkt sell 46.68 GBP ORD plc -1,610 -1,610 20-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.68 GBP ORD plc -243 -243 20-Sep-21 BLACKROCK ADVISORS LLC on mkt sell 46.68 GBP ORD plc -237 -237 20-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.68 GBP ORD plc -5,560 -5,560 20-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.68 GBP ORD plc -583 -583 20-Sep-21 BlackRock Asset Management Canada Limited on mkt sell 46.68 GBP ORD plc -188 -188 RIO page 71 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Sep-21 BlackRock Asset Management Canada Limited on mkt sell 46.68 GBP ORD plc -1,538 -1,538 20-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.68 GBP ORD plc -1,882 -1,882 20-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 46.43 GBP ORD plc 53,162 53,162 20-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 47.00 GBP ORD plc 8,581 8,581 20-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 47.00 GBP ORD plc 461 461 20-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 51.17 GBP ORD plc 1,800 1,800 20-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 51.17 GBP ORD plc 20,000 20,000 20-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 47.14 GBP ORD plc 831 831 20-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 47.14 GBP ORD plc 1,831 1,831 20-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 47.14 GBP ORD plc -760 -760 20-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 47.14 GBP ORD plc 894 894 20-Sep-21 BlackRock Investment Management, LLC on mkt buy 47.14 GBP ORD plc 2,888 2,888 20-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.14 GBP ORD plc -2,367 -2,367 20-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 47.14 GBP ORD plc 1,809 1,809 20-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.14 GBP ORD plc -1,809 -1,809 20-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 47.14 GBP ORD plc 1,768 1,768 20-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,610 5,610 20-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,420 2,420 20-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -164,941 -164,941 20-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 36,972 36,972 20-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 42,074 42,074 20-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 55,168 55,168 20-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -8,439 -8,439 20-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 4,594 4,594 20-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -307,455 -307,455 20-Sep-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a AUD ORD ltd 2 2 20-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -99 -99 20-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 4,784 4,784 20-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 25,272 25,272 20-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -971 -971 20-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 215,985 215,985 20-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 28,660 28,660 20-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -171 -171 20-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 51,210 51,210 20-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 306,103 306,103 20-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 17,710 17,710 20-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 3,852 3,852 20-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -191 -191 20-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -300 -300 20-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,718 1,718 20-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 124 124 21-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -4,290 -4,290 21-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,412 -1,412 21-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 95.66 AUD ORD ltd -299 -299 21-Sep-21 BlackRock (Singapore) Limited on mkt buy 95.00 AUD ORD ltd 571 571 21-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 95.71 AUD ORD ltd -3,400 -3,400 21-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 95.85 AUD ORD ltd -13,600 -13,600 21-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 95.71 AUD ORD ltd 845 845 21-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 95.71 AUD ORD ltd 4,225 4,225 RIO page 72 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 95.71 AUD ORD ltd 2,535 2,535 21-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 95.71 AUD ORD ltd 480 480 21-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 95.71 AUD ORD ltd -1,520 -1,520 21-Sep-21 BlackRock Fund Advisors on mkt buy 95.71 AUD ORD ltd 30 30 21-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 95.71 AUD ORD ltd -605 -605 21-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 95.71 AUD ORD ltd -1,547 -1,547 21-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 95.71 AUD ORD ltd -623 -623 21-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 95.71 AUD ORD ltd 355 355 21-Sep-21 BlackRock Fund Advisors on mkt sell 95.71 AUD ORD ltd -977 -977 21-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 95.71 AUD ORD ltd -1,981 -1,981 21-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.07 GBP ORD plc -5,097 -5,097 21-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 47.18 GBP ORD plc -250,000 -250,000 21-Sep-21 BlackRock Investment Management, LLC on mkt buy 47.07 GBP ORD plc 8,899 8,899 21-Sep-21 BlackRock Japan Co., Ltd. on mkt sell 47.07 GBP ORD plc -1,839 -1,839 21-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.07 GBP ORD plc -2,679 -2,679 21-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 47.07 GBP ORD plc 1,440 1,440 21-Sep-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -1,953 -1,953 21-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 92,775 92,775 21-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -170 -170 21-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -15,610 -15,610 21-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -2,223 -2,223 21-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -8,599 -8,599 21-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 282,131 282,131 21-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 432,342 432,342 21-Sep-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a AUD ORD ltd -96 -96 21-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -1,427 -1,427 21-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -1,854 -1,854 21-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 582 582 21-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -37,763 -37,763 21-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -77,440 -77,440 21-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -6,428 -6,428 21-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -13,825 -13,825 21-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -50,305 -50,305 21-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -57,708 -57,708 21-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -6,328 -6,328 21-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -159 -159 21-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -840 -840 21-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,529 1,529 21-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -192 -192 22-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,436 2,436 22-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 960 960 22-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 522 522 22-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,515 1,515 22-Sep-21 BlackRock Fund Advisors on mkt sell 95.10 AUD ORD ltd -1,448 -1,448 22-Sep-21 BlackRock Fund Advisors on mkt sell 95.10 AUD ORD ltd -992 -992 22-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.28 AUD ORD ltd -6,002 -6,002 22-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.29 AUD ORD ltd -23,411 -23,411 22-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.28 AUD ORD ltd -34,499 -34,499 RIO page 73 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.29 AUD ORD ltd -10,052 -10,052 22-Sep-21 BlackRock Asset Management Deutschland AG on mkt buy 98.27 AUD ORD ltd 1,208 1,208 22-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 97.60 AUD ORD ltd 1,680 1,680 22-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 98.27 AUD ORD ltd 320 320 22-Sep-21 BlackRock Asset Management Canada Limited on mkt buy 98.27 AUD ORD ltd 2,064 2,064 22-Sep-21 BlackRock Fund Advisors on mkt buy 98.27 AUD ORD ltd 652 652 22-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 47.97 GBP ORD plc 14,394 14,394 22-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.82 GBP ORD plc 497 497 22-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.68 GBP ORD plc 10,713 10,713 22-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.68 GBP ORD plc 16,515 16,515 22-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.68 GBP ORD plc 9,346 9,346 22-Sep-21 BlackRock Asset Management Deutschland AG on mkt sell 48.41 GBP ORD plc -59,604 -59,604 22-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 48.83 GBP ORD plc -7,283 -7,283 22-Sep-21 BlackRock Japan Co., Ltd. on mkt sell 48.41 GBP ORD plc -1,874 -1,874 22-Sep-21 BlackRock Japan Co., Ltd. on mkt sell 48.41 GBP ORD plc -2,537 -2,537 22-Sep-21 BLACKROCK ADVISORS LLC on mkt sell 48.41 GBP ORD plc -74 -74 22-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 48.41 GBP ORD plc -250 -250 22-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 48.41 GBP ORD plc -193 -193 22-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 48.41 GBP ORD plc -1,395 -1,395 22-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 48.41 GBP ORD plc -121 -121 22-Sep-21 BlackRock Investment Management, LLC on mkt sell 48.41 GBP ORD plc -508 -508 22-Sep-21 BlackRock Investment Management, LLC on mkt sell 48.41 GBP ORD plc -2,115 -2,115 22-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.34 GBP ORD plc 331 331 22-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.52 GBP ORD plc 2,071 2,071 22-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.41 GBP ORD plc -1,326 -1,326 22-Sep-21 BlackRock Asset Management Canada Limited on mkt buy 48.41 GBP ORD plc 2,902 2,902 22-Sep-21 BlackRock Investment Management, LLC on mkt buy 48.41 GBP ORD plc 707 707 22-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.41 GBP ORD plc 964 964 22-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.41 GBP ORD plc 5,061 5,061 22-Sep-21 BlackRock Fund Advisors on mkt buy 48.41 GBP ORD plc 119 119 22-Sep-21 BlackRock Investment Management, LLC on mkt buy 48.41 GBP ORD plc 3,631 3,631 22-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.41 GBP ORD plc 125 125 22-Sep-21 BlackRock Asset Management Deutschland AG on mkt buy 48.41 GBP ORD plc 2,527 2,527 22-Sep-21 BlackRock Japan Co., Ltd. on mkt buy 48.41 GBP ORD plc 1,866 1,866 22-Sep-21 BlackRock Asset Management Deutschland AG on mkt buy 48.41 GBP ORD plc 2,332 2,332 22-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 48.41 GBP ORD plc -18,927 -18,927 22-Sep-21 BlackRock Fund Advisors on mkt buy 48.41 GBP ORD plc 580 580 22-Sep-21 BlackRock Investment Management, LLC on mkt buy 48.41 GBP ORD plc 17,735 17,735 22-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.41 GBP ORD plc 612 612 22-Sep-21 BlackRock Asset Management Canada Limited on mkt buy 66.80 USD ADR 1:1 1,452 1,452 22-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,188 4,188 22-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,476 1,476 22-Sep-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -1,953 -1,953 22-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 228,144 228,144 22-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 348,370 348,370 22-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -1,038 -1,038 RIO page 74 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -2,394 -2,394 22-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 11,518 11,518 22-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 781,173 781,173 22-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -255,582 -255,582 22-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -61 -61 22-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -113 -113 22-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -11,695 -11,695 22-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -167 -167 22-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 3,571 3,571 22-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 3,694 3,694 22-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 25 25 22-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 214,603 214,603 22-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -58,608 -58,608 22-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 2 2 22-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 89 89 22-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 203 203 22-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 183 183 22-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,738 -1,738 23-Sep-21 BlackRock Fund Advisors on mkt buy 99.94 AUD ORD ltd 5,118 5,118 23-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 99.94 AUD ORD ltd 4,243 4,243 23-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 99.94 AUD ORD ltd 403 403 23-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 98.86 AUD ORD ltd -1,698 -1,698 23-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 98.86 AUD ORD ltd 10,140 10,140 23-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 98.86 AUD ORD ltd 153 153 23-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 98.86 AUD ORD ltd -20,423 -20,423 23-Sep-21 BlackRock Fund Advisors on mkt buy 98.86 AUD ORD ltd 1,915 1,915 23-Sep-21 BlackRock Fund Advisors on mkt buy 98.86 AUD ORD ltd 584 584 23-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 98.86 AUD ORD ltd -1,092 -1,092 23-Sep-21 BlackRock Fund Advisors on mkt buy 98.86 AUD ORD ltd 2,290 2,290 23-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 98.86 AUD ORD ltd 55 55 23-Sep-21 BlackRock Fund Advisors on mkt buy 49.29 GBP ORD plc 9,177 9,177 23-Sep-21 BLACKROCK ADVISORS LLC on mkt sell 48.52 GBP ORD plc -2,280 -2,280 23-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.52 GBP ORD plc -190 -190 23-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 48.52 GBP ORD plc -2,796 -2,796 23-Sep-21 BLACKROCK ADVISORS LLC on mkt sell 48.52 GBP ORD plc -725 -725 23-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.52 GBP ORD plc -4,804 -4,804 23-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.52 GBP ORD plc -789 -789 23-Sep-21 BlackRock Asset Management Canada Limited on mkt sell 48.52 GBP ORD plc -742 -742 23-Sep-21 BlackRock Asset Management Canada Limited on mkt sell 48.52 GBP ORD plc -2,360 -2,360 23-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.52 GBP ORD plc -5,390 -5,390 23-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 48.68 GBP ORD plc -5,258 -5,258 23-Sep-21 BLACKROCK ADVISORS LLC on mkt buy 48.43 GBP ORD plc 36,161 36,161 23-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 48.43 GBP ORD plc 2,735 2,735 23-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.63 GBP ORD plc 9,319 9,319 23-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.58 GBP ORD plc -1,659 -1,659 23-Sep-21 BlackRock Fund Advisors on mkt buy 48.58 GBP ORD plc 1,849 1,849 23-Sep-21 BlackRock Investment Management, LLC on mkt buy 48.58 GBP ORD plc 3,542 3,542 RIO page 75 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Sep-21 BlackRock Investment Management, LLC on mkt buy 48.58 GBP ORD plc 12,460 12,460 23-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.58 GBP ORD plc 396 396 23-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.58 GBP ORD plc 5,537 5,537 23-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.58 GBP ORD plc 1,878 1,878 23-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.58 GBP ORD plc 2,905 2,905 23-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.58 GBP ORD plc 1,012 1,012 23-Sep-21 BlackRock Fund Advisors on mkt buy 48.58 GBP ORD plc 6,621 6,621 23-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.58 GBP ORD plc 743 743 23-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 48.58 GBP ORD plc -8,585 -8,585 23-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 48.58 GBP ORD plc -1,920 -1,920 23-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 48.58 GBP ORD plc -960 -960 23-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -191,019 -191,019 23-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 150,443 150,443 23-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 536 536 23-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -5,523 -5,523 23-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 75,533 75,533 23-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -326,002 -326,002 23-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 79,398 79,398 23-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 159 159 23-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 92 92 23-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 910 910 23-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 156 156 23-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 3,918 3,918 23-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 8,302 8,302 23-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 27 27 23-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -123 -123 23-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -2,248 -2,248 23-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -5,681 -5,681 23-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 60 60 23-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -342 -342 23-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,778 1,778 23-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 84 84 24-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,554 5,554 24-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,840 1,840 24-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 99.11 AUD ORD ltd -128 -128 24-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 99.11 AUD ORD ltd -131 -131 24-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 99.14 AUD ORD ltd -443 -443 24-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 99.14 AUD ORD ltd -2,318 -2,318 24-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 99.14 AUD ORD ltd -1,752 -1,752 24-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 99.33 AUD ORD ltd -1,704 -1,704 24-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 99.33 AUD ORD ltd -2,556 -2,556 24-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 99.33 AUD ORD ltd -2,556 -2,556 24-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 99.33 AUD ORD ltd 131 131 24-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 99.33 AUD ORD ltd 152 152 24-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 99.33 AUD ORD ltd 152 152 24-Sep-21 BlackRock Fund Advisors on mkt sell 99.33 AUD ORD ltd -194 -194 24-Sep-21 BlackRock Fund Advisors on mkt buy 99.33 AUD ORD ltd 2,295 2,295 24-Sep-21 BlackRock Fund Advisors on mkt buy 99.33 AUD ORD ltd 2,570 2,570 24-Sep-21 BlackRock Asset Management Canada Limited on mkt sell 99.33 AUD ORD ltd -28 -28 24-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 99.33 AUD ORD ltd 1,501 1,501 RIO page 76 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 99.33 AUD ORD ltd 5,612 5,612 24-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.47 GBP ORD plc 2,908 2,908 24-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,263 4,263 24-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,673 1,673 24-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 48.31 GBP ORD plc -4,800 -4,800 24-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.31 GBP ORD plc 411 411 24-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 48.31 GBP ORD plc -62 -62 24-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 48.31 GBP ORD plc -113 -113 24-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.31 GBP ORD plc 9,878 9,878 24-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.31 GBP ORD plc -1,040 -1,040 24-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.31 GBP ORD plc -573 -573 24-Sep-21 BlackRock Fund Advisors on mkt buy 48.31 GBP ORD plc 4,280 4,280 24-Sep-21 BlackRock Fund Advisors on mkt buy 48.31 GBP ORD plc 4,807 4,807 24-Sep-21 BlackRock Fund Advisors on mkt buy 48.31 GBP ORD plc 645 645 24-Sep-21 BlackRock Asset Management Canada Limited on mkt sell 48.31 GBP ORD plc -12 -12 24-Sep-21 BlackRock Asset Management Canada Limited on mkt sell 48.31 GBP ORD plc -24 -24 24-Sep-21 BlackRock Fund Advisors on mkt sell 48.31 GBP ORD plc -26,230 -26,230 24-Sep-21 BlackRock Fund Advisors on mkt sell 48.31 GBP ORD plc -47,511 -47,511 24-Sep-21 BlackRock Fund Advisors on mkt buy 48.31 GBP ORD plc 685 685 24-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 48.31 GBP ORD plc 16,000 16,000 24-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 48.31 GBP ORD plc 460 460 24-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.31 GBP ORD plc 741 741 24-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.31 GBP ORD plc 741 741 24-Sep-21 BlackRock Asset Management Canada Limited on mkt buy 67.02 USD ADR 1:1 1,927 1,927 24-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 604,101 604,101 24-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -523,378 -523,378 24-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -24,506 -24,506 24-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 813 813 24-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 225,587 225,587 24-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -192,510 -192,510 24-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 22,425 22,425 24-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 17,272 17,272 24-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -1,477 -1,477 24-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -299 -299 24-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 19,831 19,831 24-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -146,032 -146,032 24-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 9,069 9,069 24-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 4,122 4,122 24-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -88,005 -88,005 24-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -13,246 -13,246 24-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -5,693 -5,693 24-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 23 23 24-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -400 -400 24-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,581 1,581 24-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,693 -1,693 27-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -10,430 -10,430 27-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 650 650 27-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 200 200 27-Sep-21 BlackRock Japan Co., Ltd. on mkt buy 101.08 AUD ORD ltd 7,159 7,159 27-Sep-21 BlackRock Fund Advisors on mkt buy 100.85 AUD ORD ltd 2,415 2,415 RIO page 77 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Sep-21 BlackRock Asset Management Canada Limited on mkt buy 100.85 AUD ORD ltd 17 17 27-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 100.85 AUD ORD ltd 2,735 2,735 27-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 100.47 AUD ORD ltd 10,128 10,128 27-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 100.47 AUD ORD ltd 180 180 27-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 100.47 AUD ORD ltd 314 314 27-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 100.47 AUD ORD ltd -942 -942 27-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 100.47 AUD ORD ltd 50 50 27-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 100.47 AUD ORD ltd 1,043 1,043 27-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 100.47 AUD ORD ltd 91 91 27-Sep-21 BlackRock Fund Advisors on mkt buy 100.47 AUD ORD ltd 1,385 1,385 27-Sep-21 BlackRock Fund Advisors on mkt buy 100.47 AUD ORD ltd 615 615 27-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 100.47 AUD ORD ltd 1,101 1,101 27-Sep-21 BlackRock Fund Advisors on mkt buy 100.47 AUD ORD ltd 633 633 27-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 100.47 AUD ORD ltd 1,609 1,609 27-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 100.47 AUD ORD ltd 1,175 1,175 27-Sep-21 BlackRock Asset Management Canada Limited on mkt buy 100.47 AUD ORD ltd 216 216 27-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 100.47 AUD ORD ltd 222 222 27-Sep-21 BlackRock Fund Advisors on mkt buy 100.47 AUD ORD ltd 1,660 1,660 27-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 100.47 AUD ORD ltd 75 75 27-Sep-21 BlackRock Japan Co., Ltd. on mkt buy 48.08 GBP ORD plc 16,866 16,866 27-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.03 GBP ORD plc -774 -774 27-Sep-21 BLACKROCK ADVISORS LLC on mkt sell 48.03 GBP ORD plc -1,213 -1,213 27-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.03 GBP ORD plc -57 -57 27-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 48.03 GBP ORD plc -324 -324 27-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.03 GBP ORD plc -2,902 -2,902 27-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.03 GBP ORD plc -171 -171 27-Sep-21 BlackRock Asset Management Canada Limited on mkt sell 48.03 GBP ORD plc -142 -142 27-Sep-21 BlackRock Asset Management Canada Limited on mkt sell 48.03 GBP ORD plc -725 -725 27-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.03 GBP ORD plc -2,668 -2,668 27-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.03 GBP ORD plc -1,100 -1,100 27-Sep-21 BlackRock Fund Advisors on mkt buy 48.23 GBP ORD plc 10,626 10,626 27-Sep-21 BlackRock Asset Management Canada Limited on mkt buy 48.24 GBP ORD plc 16 16 27-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 47.96 GBP ORD plc 961 961 27-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.10 GBP ORD plc -1,449 -1,449 27-Sep-21 BLACKROCK ADVISORS LLC on mkt sell 48.10 GBP ORD plc -2,269 -2,269 27-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.10 GBP ORD plc -108 -108 27-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 48.10 GBP ORD plc -607 -607 27-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.10 GBP ORD plc -5,427 -5,427 27-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.10 GBP ORD plc -320 -320 27-Sep-21 BlackRock Asset Management Canada Limited on mkt sell 48.10 GBP ORD plc -266 -266 27-Sep-21 BlackRock Asset Management Canada Limited on mkt sell 48.10 GBP ORD plc -1,359 -1,359 27-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.10 GBP ORD plc -4,992 -4,992 27-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.10 GBP ORD plc -2,056 -2,056 27-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 47.96 GBP ORD plc 724 724 27-Sep-21 BLACKROCK ADVISORS LLC on mkt buy 48.19 GBP ORD plc 20 20 27-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 48.03 GBP ORD plc -48,588 -48,588 RIO page 78 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 48.03 GBP ORD plc -17,963 -17,963 27-Sep-21 BlackRock Fund Advisors on mkt buy 48.03 GBP ORD plc 1,231 1,231 27-Sep-21 BlackRock Asset Management Deutschland AG on mkt buy 48.03 GBP ORD plc 60,782 60,782 27-Sep-21 BlackRock Asset Management Canada Limited on mkt buy 48.03 GBP ORD plc 4,871 4,871 27-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 48.03 GBP ORD plc -2,682 -2,682 27-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.03 GBP ORD plc 157 157 27-Sep-21 BlackRock Fund Advisors on mkt buy 48.03 GBP ORD plc 1,498 1,498 27-Sep-21 BlackRock Fund Advisors on mkt buy 48.03 GBP ORD plc 28,613 28,613 27-Sep-21 BlackRock Fund Advisors on mkt buy 48.03 GBP ORD plc 684 684 27-Sep-21 BlackRock Fund Advisors on mkt buy 48.03 GBP ORD plc 3,955 3,955 27-Sep-21 BlackRock Investment Management, LLC on mkt buy 48.03 GBP ORD plc 11,826 11,826 27-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.03 GBP ORD plc 1,447 1,447 27-Sep-21 BlackRock Asset Management Canada Limited on mkt buy 48.03 GBP ORD plc 177 177 27-Sep-21 BlackRock Asset Management Canada Limited on mkt buy 48.03 GBP ORD plc 233 233 27-Sep-21 BlackRock Fund Advisors on mkt buy 48.03 GBP ORD plc 5,225 5,225 27-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.03 GBP ORD plc 783 783 27-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 48.03 GBP ORD plc 894 894 27-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -644,921 -644,921 27-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 549,271 549,271 27-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -46 -46 27-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -12,539 -12,539 27-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -312,638 -312,638 27-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -515,613 -515,613 27-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 321,258 321,258 27-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -17,373 -17,373 27-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -7 -7 27-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -7,221 -7,221 27-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -44,795 -44,795 27-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -19 -19 27-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -89,042 -89,042 27-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -5,100 -5,100 27-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -1,174 -1,174 27-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -72,849 -72,849 27-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 4 4 27-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -933 -933 27-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2,883 -2,883 27-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,924 1,924 27-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 38 38 28-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -140 -140 28-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -1,108 -1,108 28-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,222 1,222 28-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 474 474 28-Sep-21 BlackRock (Singapore) Limited on mkt sell 100.03 AUD ORD ltd -2,404 -2,404 28-Sep-21 BlackRock Fund Advisors on mkt buy 100.44 AUD ORD ltd 2,898 2,898 28-Sep-21 BlackRock Fund Advisors on mkt buy 100.44 AUD ORD ltd 138 138 28-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 97.90 AUD ORD ltd -560 -560 28-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 97.47 AUD ORD ltd 720 720 28-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 97.47 AUD ORD ltd 152 152 28-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 97.47 AUD ORD ltd -313 -313 28-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 47.57 GBP ORD plc 800 800 28-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 47.57 GBP ORD plc 3,000 3,000 28-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.76 GBP ORD plc -4,800 -4,800 28-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.76 GBP ORD plc -2,286 -2,286 RIO page 79 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.76 GBP ORD plc -662 -662 28-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 47.76 GBP ORD plc 1,530 1,530 28-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 47.76 GBP ORD plc -932 -932 28-Sep-21 BLACKROCK ADVISORS LLC on mkt sell 47.73 GBP ORD plc -8,249 -8,249 28-Sep-21 BLACKROCK ADVISORS LLC on mkt sell 47.73 GBP ORD plc -85 -85 28-Sep-21 BLACKROCK ADVISORS LLC on mkt sell 47.73 GBP ORD plc -1,469 -1,469 28-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 47.76 GBP ORD plc 1,202 1,202 28-Sep-21 BlackRock Investment Management, LLC on mkt sell 47.73 GBP ORD plc -1,203 -1,203 28-Sep-21 BlackRock Investment Management, LLC on mkt sell 47.73 GBP ORD plc -162 -162 28-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 47.76 GBP ORD plc 1,384 1,384 28-Sep-21 BlackRock Fund Advisors on mkt buy 47.76 GBP ORD plc 3,751 3,751 28-Sep-21 BlackRock Fund Advisors on mkt buy 47.76 GBP ORD plc 621 621 28-Sep-21 BlackRock Fund Advisors on mkt buy 47.76 GBP ORD plc 653 653 28-Sep-21 BlackRock Investment Management, LLC on mkt buy 47.76 GBP ORD plc 3,059 3,059 28-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 47.76 GBP ORD plc 1,389 1,389 28-Sep-21 BlackRock Investment Management, LLC on mkt sell 47.73 GBP ORD plc -252 -252 28-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 47.76 GBP ORD plc 741 741 28-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 47.76 GBP ORD plc 2,160 2,160 28-Sep-21 BlackRock Asset Management Deutschland AG on mkt sell 47.76 GBP ORD plc -10,241 -10,241 28-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 238,121 238,121 28-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -552,757 -552,757 28-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -196 -196 28-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -5,157 -5,157 28-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 1,003,007 1,003,007 28-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -26,761 -26,761 28-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -1,012 -1,012 28-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 117 117 28-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 26,748 26,748 28-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 157 157 28-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 264,146 264,146 28-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 13,905 13,905 28-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -115 -115 28-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 13,345 13,345 28-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 41,488 41,488 28-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 1 1 28-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -308 -308 28-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -3,371 -3,371 28-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,765 -1,765 28-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -996 -996 29-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,767 1,767 29-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 489 489 29-Sep-21 BlackRock Japan Co., Ltd. on mkt buy 96.53 AUD ORD ltd 5,420 5,420 29-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 96.52 AUD ORD ltd -11,689 -11,689 29-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 96.55 AUD ORD ltd -514 -514 29-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 96.89 AUD ORD ltd -560 -560 29-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 96.89 AUD ORD ltd -1,252 -1,252 29-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 96.89 AUD ORD ltd -2,458 -2,458 29-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 96.89 AUD ORD ltd 532 532 29-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 96.89 AUD ORD ltd -2,689 -2,689 29-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 96.89 AUD ORD ltd 1,885 1,885 RIO page 80 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 96.89 AUD ORD ltd 313 313 29-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 96.89 AUD ORD ltd 178 178 29-Sep-21 BlackRock Japan Co., Ltd. on mkt buy 47.90 GBP ORD plc 16,396 16,396 29-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 47.67 GBP ORD plc 44 44 29-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 47.67 GBP ORD plc 550 550 29-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 47.50 GBP ORD plc -3,000 -3,000 29-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 47.37 GBP ORD plc 901 901 29-Sep-21 BlackRock Japan Co., Ltd. on mkt sell 47.85 GBP ORD plc -3,714 -3,714 29-Sep-21 BlackRock Japan Co., Ltd. on mkt sell 47.85 GBP ORD plc -3,801 -3,801 29-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 47.85 GBP ORD plc -189 -189 29-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 47.85 GBP ORD plc -699 -699 29-Sep-21 BlackRock Investment Management, LLC on mkt sell 47.85 GBP ORD plc -1,895 -1,895 29-Sep-21 BlackRock Investment Management, LLC on mkt sell 47.85 GBP ORD plc -1,398 -1,398 29-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 47.74 GBP ORD plc -4,008 -4,008 29-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 47.78 GBP ORD plc 1,159 1,159 29-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 47.73 GBP ORD plc -18,345 -18,345 29-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 48.21 GBP ORD plc -4,246 -4,246 29-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 48.21 GBP ORD plc -2,150 -2,150 29-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 48.21 GBP ORD plc 2,150 2,150 29-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 48.21 GBP ORD plc -3,512 -3,512 29-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.21 GBP ORD plc 5,721 5,721 29-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 48.21 GBP ORD plc 947 947 29-Sep-21 BlackRock Fund Advisors on mkt buy 48.21 GBP ORD plc 2,830 2,830 29-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 48.21 GBP ORD plc -3,576 -3,576 29-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 48.21 GBP ORD plc -761 -761 29-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 14,754 14,754 29-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 222 222 29-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 17 17 29-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -18,054 -18,054 29-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 112,309 112,309 29-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -204,788 -204,788 29-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -1,190 -1,190 29-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 63,537 63,537 29-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 1,622 1,622 29-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 16,623 16,623 29-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -23,085 -23,085 29-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -14,343 -14,343 29-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 21 21 29-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 33,981 33,981 29-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 16,160 16,160 29-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -2 -2 29-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 217 217 29-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1,279 -1,279 29-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -484 -484 30-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 636 636 30-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 237 237 30-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,167 1,167 30-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 735 735 RIO page 81 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Sep-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 246 246 30-Sep-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 19,643 19,643 30-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 100.18 AUD ORD ltd 741 741 30-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 100.18 AUD ORD ltd 258 258 30-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 100.18 AUD ORD ltd -276 -276 30-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 100.18 AUD ORD ltd 160 160 30-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 100.18 AUD ORD ltd -152 -152 30-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 100.18 AUD ORD ltd -16,498 -16,498 30-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 100.18 AUD ORD ltd -6,568 -6,568 30-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 100.18 AUD ORD ltd -381 -381 30-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 100.18 AUD ORD ltd 1,237 1,237 30-Sep-21 BLACKROCK ADVISORS LLC on mkt buy 100.18 AUD ORD ltd 1,418 1,418 30-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 100.18 AUD ORD ltd -4,277 -4,277 30-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 100.18 AUD ORD ltd -3,823 -3,823 30-Sep-21 BlackRock Japan Co., Ltd. on mkt buy 48.86 GBP ORD plc 4,833 4,833 30-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 49.09 GBP ORD plc -2,835 -2,835 30-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 49.09 GBP ORD plc -220 -220 30-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 49.09 GBP ORD plc -11,172 -11,172 30-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 48.95 GBP ORD plc -1,504 -1,504 30-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 49.18 GBP ORD plc -322 -322 30-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 49.27 GBP ORD plc -973 -973 30-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 49.27 GBP ORD plc -3,137 -3,137 30-Sep-21 BLACKROCK ADVISORS LLC on mkt buy 49.16 GBP ORD plc 31,978 31,978 30-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 49.16 GBP ORD plc 4,068 4,068 30-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 49.14 GBP ORD plc -7,167 -7,167 30-Sep-21 BlackRock Asset Management Canada Limited on mkt sell 49.14 GBP ORD plc -7,673 -7,673 30-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 49.14 GBP ORD plc -1,053 -1,053 30-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 49.14 GBP ORD plc -2,384 -2,384 30-Sep-21 BlackRock Investment Management (Australia) Limited on mkt sell 49.14 GBP ORD plc -149 -149 30-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 49.14 GBP ORD plc -408 -408 30-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 49.14 GBP ORD plc -96,513 -96,513 30-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 49.14 GBP ORD plc -22,998 -22,998 30-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 49.14 GBP ORD plc -12,585 -12,585 30-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 49.14 GBP ORD plc -5,388 -5,388 30-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 49.14 GBP ORD plc -1,833 -1,833 30-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 49.14 GBP ORD plc -1,358 -1,358 30-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 49.14 GBP ORD plc 10,395 10,395 30-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 49.14 GBP ORD plc -541 -541 30-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 49.14 GBP ORD plc 630 630 30-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 49.14 GBP ORD plc 482 482 30-Sep-21 BlackRock Institutional Trust Company, National Association on mkt sell 49.14 GBP ORD plc -6,472 -6,472 30-Sep-21 BlackRock Institutional Trust Company, National Association on mkt buy 49.14 GBP ORD plc 331 331 30-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 49.14 GBP ORD plc -830 -830 30-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 49.14 GBP ORD plc -1,522 -1,522 30-Sep-21 BlackRock Advisors (UK) Limited on mkt sell 49.14 GBP ORD plc -743 -743 30-Sep-21 BlackRock Advisors (UK) Limited on mkt buy 49.14 GBP ORD plc 996 996 RIO page 82 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 49.14 GBP ORD plc 1,178 1,178 30-Sep-21 BlackRock Investment Management, LLC on mkt buy 49.14 GBP ORD plc 2,967 2,967 30-Sep-21 BlackRock Investment Management (UK) Limited on mkt sell 49.14 GBP ORD plc -5,235 -5,235 30-Sep-21 BlackRock Investment Management (Australia) Limited on mkt buy 49.14 GBP ORD plc 132 132 30-Sep-21 BlackRock Investment Management (UK) Limited on mkt buy 49.14 GBP ORD plc 7,283 7,283 30-Sep-21 BLACKROCK ADVISORS LLC on mkt buy 49.14 GBP ORD plc 3,262 3,262 30-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -10,597 -10,597 30-Sep-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -20,729 -20,729 30-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 4,032 4,032 30-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 1,816 1,816 30-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 52,574 52,574 30-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -250,262 -250,262 30-Sep-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -162 -162 30-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -21 -21 30-Sep-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 6,583 6,583 30-Sep-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -20 -20 30-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 128,075 128,075 30-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 32,410 32,410 30-Sep-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 54 54 30-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 112,225 112,225 30-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 69,747 69,747 30-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 1,088 1,088 30-Sep-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 935 935 30-Sep-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 101 101 30-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -347 -347 30-Sep-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 339 339 01-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,666 3,666 01-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,428 1,428 01-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,510 3,510 01-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,215 1,215 01-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,616 5,616 01-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,944 1,944 01-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,783 2,783 01-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 921 921 01-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,515 1,515 01-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 522 522 01-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 97.86 AUD ORD ltd -329 -329 01-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 97.28 AUD ORD ltd 4,030 4,030 01-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 97.28 AUD ORD ltd -6,048 -6,048 01-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 97.28 AUD ORD ltd 43 43 01-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 97.28 AUD ORD ltd 307 307 01-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 97.28 AUD ORD ltd 50 50 01-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 97.28 AUD ORD ltd 100 100 01-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 97.28 AUD ORD ltd 131 131 01-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 97.28 AUD ORD ltd 1,325 1,325 01-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 97.28 AUD ORD ltd -852 -852 01-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 97.28 AUD ORD ltd 19,938 19,938 01-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 97.28 AUD ORD ltd 1,838 1,838 01-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 97.28 AUD ORD ltd 1,171 1,171 RIO page 83 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 97.28 AUD ORD ltd 2,087 2,087 01-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 97.28 AUD ORD ltd 1,943 1,943 01-Oct-21 BlackRock Fund Advisors on mkt buy 97.28 AUD ORD ltd 1,315 1,315 01-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 48.44 GBP ORD plc 3,000 3,000 01-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 48.50 GBP ORD plc -10,000 -10,000 01-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.08 GBP ORD plc 347 347 01-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.08 GBP ORD plc 488 488 01-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 48.08 GBP ORD plc 8,859 8,859 01-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 48.08 GBP ORD plc 105 105 01-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 48.08 GBP ORD plc 887 887 01-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 48.08 GBP ORD plc 157 157 01-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 48.08 GBP ORD plc 314 314 01-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.08 GBP ORD plc -2,120 -2,120 01-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.08 GBP ORD plc 1,380 1,380 01-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -6,360 -6,360 01-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 240,499 240,499 01-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 744 744 01-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 1,684 1,684 01-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -3,498 -3,498 01-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 290,454 290,454 01-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 50,329 50,329 01-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -10 -10 01-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -70 -70 01-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -35,755 -35,755 01-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 46,952 46,952 01-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -15,030 -15,030 01-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -65,180 -65,180 01-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -28 -28 01-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -107,356 -107,356 01-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -117,051 -117,051 01-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -1,090 -1,090 01-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -1,005 -1,005 01-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1,098 -1,098 01-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -70,491 -70,491 01-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -56 -56 04-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -11,960 -11,960 04-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 9,078 9,078 04-Oct-21 BlackRock Fund Advisors on mkt buy 98.27 AUD ORD ltd 2,415 2,415 04-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 98.27 AUD ORD ltd 821 821 04-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 97.50 AUD ORD ltd -860 -860 04-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 97.50 AUD ORD ltd 640 640 04-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 97.50 AUD ORD ltd 155 155 04-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 97.50 AUD ORD ltd 822 822 04-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 97.50 AUD ORD ltd 109 109 04-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 97.50 AUD ORD ltd 301 301 04-Oct-21 BlackRock Fund Advisors on mkt buy 97.50 AUD ORD ltd 70 70 04-Oct-21 BlackRock Fund Advisors on mkt buy 97.50 AUD ORD ltd 1,529 1,529 04-Oct-21 BlackRock Fund Advisors on mkt buy 97.50 AUD ORD ltd 555 555 04-Oct-21 BlackRock Asset Management Deutschland AG on mkt buy 97.50 AUD ORD ltd 517 517 04-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 97.50 AUD ORD ltd 479 479 RIO page 84 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 97.50 AUD ORD ltd 2,281 2,281 04-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 97.50 AUD ORD ltd 918 918 04-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 97.50 AUD ORD ltd 1,512 1,512 04-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 97.50 AUD ORD ltd 1,683 1,683 04-Oct-21 BlackRock Fund Advisors on mkt buy 97.50 AUD ORD ltd 1,666 1,666 04-Oct-21 BlackRock Fund Advisors on mkt buy 48.29 GBP ORD plc 12,075 12,075 04-Oct-21 BlackRock Asset Management Canada Limited on mkt buy 48.29 GBP ORD plc 23 23 04-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.31 GBP ORD plc -3,399 -3,399 04-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 48.31 GBP ORD plc -179 -179 04-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 48.31 GBP ORD plc -367 -367 04-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.31 GBP ORD plc -17,872 -17,872 04-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,616 5,616 04-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,960 1,960 04-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 13,280 13,280 04-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,368 4,368 04-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 48.13 GBP ORD plc 1,384 1,384 04-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 48.13 GBP ORD plc 745 745 04-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 48.13 GBP ORD plc 1,928 1,928 04-Oct-21 BlackRock Fund Advisors on mkt buy 48.13 GBP ORD plc 606 606 04-Oct-21 BlackRock Asset Management Canada Limited on mkt buy 48.13 GBP ORD plc 1,056 1,056 04-Oct-21 BlackRock Fund Advisors on mkt buy 48.13 GBP ORD plc 7,982 7,982 04-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.13 GBP ORD plc 52 52 04-Oct-21 BlackRock Investment Management, LLC on mkt buy 48.13 GBP ORD plc 282 282 04-Oct-21 BlackRock Fund Advisors on mkt buy 48.13 GBP ORD plc 1,673 1,673 04-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.13 GBP ORD plc 56 56 04-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 48.13 GBP ORD plc 2,639 2,639 04-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.13 GBP ORD plc -517 -517 04-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 48.13 GBP ORD plc 2,246 2,246 04-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 23,240 23,240 04-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 7,644 7,644 04-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 48.13 GBP ORD plc 498 498 04-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -150,896 -150,896 04-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 72,078 72,078 04-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -731 -731 04-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -6,038 -6,038 04-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 19 19 04-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -189,150 -189,150 04-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 109,056 109,056 04-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -12 -12 04-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -39 -39 04-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -19,060 -19,060 04-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 105 105 04-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 5,612 5,612 04-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -101,845 -101,845 04-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -20 -20 04-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -3,887 -3,887 04-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -160,168 -160,168 04-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -2 -2 RIO page 85 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -2,773 -2,773 04-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -121 -121 04-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,401 1,401 04-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 590 590 05-Oct-21 BlackRock (Singapore) Limited on mkt sell 97.46 AUD ORD ltd -484 -484 05-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,515 1,515 05-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 510 510 05-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 9,960 9,960 05-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,276 3,276 05-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 18,260 18,260 05-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 6,006 6,006 05-Oct-21 BlackRock Japan Co., Ltd. on mkt buy 96.67 AUD ORD ltd 2,103 2,103 05-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 97.13 AUD ORD ltd 560 560 05-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 97.13 AUD ORD ltd -3,377 -3,377 05-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 97.13 AUD ORD ltd -1,085 -1,085 05-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 97.13 AUD ORD ltd 1,051 1,051 05-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 97.13 AUD ORD ltd 1,934 1,934 05-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 97.13 AUD ORD ltd -1,190 -1,190 05-Oct-21 BlackRock International Limited on mkt sell 97.13 AUD ORD ltd -903 -903 05-Oct-21 BlackRock Fund Advisors on mkt buy 97.13 AUD ORD ltd 1,917 1,917 05-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.74 GBP ORD plc -3,508 -3,508 05-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.74 GBP ORD plc -4,858 -4,858 05-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 47.54 GBP ORD plc -8,212 -8,212 05-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -14,950 -14,950 05-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 12,450 12,450 05-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,095 4,095 05-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.07 GBP ORD plc -6,709 -6,709 05-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 48.07 GBP ORD plc -256 -256 05-Oct-21 BlackRock Fund Advisors on mkt buy 48.07 GBP ORD plc 1,575 1,575 05-Oct-21 BlackRock Asset Management Canada Limited on mkt sell 48.07 GBP ORD plc -206 -206 05-Oct-21 BlackRock Asset Management Canada Limited on mkt buy 48.07 GBP ORD plc 5,779 5,779 05-Oct-21 BlackRock Asset Management Canada Limited on mkt buy 48.07 GBP ORD plc 82 82 05-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 48.07 GBP ORD plc 1,819 1,819 05-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 48.07 GBP ORD plc 2,098 2,098 05-Oct-21 BlackRock Asset Management Deutschland AG on mkt sell 48.07 GBP ORD plc -10,241 -10,241 05-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 48.07 GBP ORD plc 1,687 1,687 05-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 48.07 GBP ORD plc -7,610 -7,610 05-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 48.07 GBP ORD plc -9,757 -9,757 05-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 48.07 GBP ORD plc -5,215 -5,215 05-Oct-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -11,904 -11,904 05-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -32,623 -32,623 05-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 1,900 1,900 05-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 19,621 19,621 05-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -123 -123 05-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -19 -19 05-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 92,573 92,573 05-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 52,899 52,899 05-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 2,177 2,177 05-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 1 1 05-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 59,632 59,632 05-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 42,268 42,268 05-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 13 13 05-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -25 -25 05-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 192,325 192,325 RIO page 86 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 124 124 05-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -50 -50 05-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,333 -2,333 05-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,415 -1,415 06-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 97.30 AUD ORD ltd -1,233 -1,233 06-Oct-21 BlackRock Fund Advisors on mkt buy 97.30 AUD ORD ltd 483 483 06-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 795 795 06-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 96.47 AUD ORD ltd -442 -442 06-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 96.44 AUD ORD ltd -8,871 -8,871 06-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 96.44 AUD ORD ltd -1,937 -1,937 06-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 96.44 AUD ORD ltd -1,906 -1,906 06-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 96.55 AUD ORD ltd 3,224 3,224 06-Oct-21 BlackRock Asset Management Deutschland AG on mkt buy 96.55 AUD ORD ltd 1,515 1,515 06-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 96.55 AUD ORD ltd -1,698 -1,698 06-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.55 AUD ORD ltd 88 88 06-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 96.55 AUD ORD ltd -220 -220 06-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.55 AUD ORD ltd 120 120 06-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.55 AUD ORD ltd 800 800 06-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.55 AUD ORD ltd 800 800 06-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 96.55 AUD ORD ltd -307 -307 06-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.55 AUD ORD ltd 100 100 06-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 96.55 AUD ORD ltd -2,816 -2,816 06-Oct-21 BlackRock Japan Co., Ltd. on mkt buy 96.55 AUD ORD ltd 1,737 1,737 06-Oct-21 BlackRock Fund Advisors on mkt buy 48.07 GBP ORD plc 483 483 06-Oct-21 BLACKROCK ADVISORS LLC on mkt sell 47.76 GBP ORD plc -52 -52 06-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 47.76 GBP ORD plc -61 -61 06-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 47.76 GBP ORD plc -192 -192 06-Oct-21 BlackRock Investment Management, LLC on mkt sell 47.76 GBP ORD plc -1,840 -1,840 06-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 48.01 GBP ORD plc 2,195 2,195 06-Oct-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc 6,736 6,736 06-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 48.02 GBP ORD plc -4,968 -4,968 06-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,566 5,566 06-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,842 1,842 06-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 47.85 GBP ORD plc -5,145 -5,145 06-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 47.85 GBP ORD plc -1,133 -1,133 06-Oct-21 BlackRock Asset Management Canada Limited on mkt buy 47.85 GBP ORD plc 311 311 06-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 47.85 GBP ORD plc 2,431 2,431 06-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.85 GBP ORD plc -585 -585 06-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 47.85 GBP ORD plc -5,151 -5,151 06-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 47.85 GBP ORD plc 1,458 1,458 06-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 47.85 GBP ORD plc 212 212 06-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 47.85 GBP ORD plc -1,918 -1,918 06-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 47.85 GBP ORD plc 2,410 2,410 06-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 47.85 GBP ORD plc -887 -887 06-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 47.85 GBP ORD plc 1,760 1,760 06-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 47.85 GBP ORD plc 57 57 06-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 47.85 GBP ORD plc 1,133 1,133 06-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 47.85 GBP ORD plc -2,655 -2,655 06-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 47.85 GBP ORD plc 522 522 06-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 47.85 GBP ORD plc 2,410 2,410 06-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 47.85 GBP ORD plc 314 314 06-Oct-21 BlackRock Asset Management Deutschland AG on mkt buy 47.85 GBP ORD plc 2,920 2,920 06-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 47.85 GBP ORD plc -530 -530 RIO page 87 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 47.85 GBP ORD plc 1,992 1,992 06-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 47.85 GBP ORD plc -7,590 -7,590 06-Oct-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -1,984 -1,984 06-Oct-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -5,952 -5,952 06-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 51,016 51,016 06-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -57,227 -57,227 06-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -13,830 -13,830 06-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -782 -782 06-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 49,527 49,527 06-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 224,105 224,105 06-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -384,431 -384,431 06-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 238 238 06-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 43 43 06-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -18,913 -18,913 06-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -298,233 -298,233 06-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 184 184 06-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -121 -121 06-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -26,722 -26,722 06-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 63,461 63,461 06-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 414 414 06-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 513 513 06-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 11 11 06-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,481 1,481 06-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -139 -139 07-Oct-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD ltd -34,196 -34,196 07-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 96.75 AUD ORD ltd 1,363 1,363 07-Oct-21 BlackRock Asset Management Deutschland AG on mkt buy 96.54 AUD ORD ltd 606 606 07-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 96.54 AUD ORD ltd -1,701 -1,701 07-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.54 AUD ORD ltd 223 223 07-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.54 AUD ORD ltd 223 223 07-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.54 AUD ORD ltd 400 400 07-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.54 AUD ORD ltd 960 960 07-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 96.54 AUD ORD ltd 460 460 07-Oct-21 BlackRock Japan Co., Ltd. on mkt sell 96.54 AUD ORD ltd -127 -127 07-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 96.54 AUD ORD ltd -721 -721 07-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 96.54 AUD ORD ltd -2,029 -2,029 07-Oct-21 BLACKROCK ADVISORS LLC on mkt buy 48.56 GBP ORD plc 9 9 07-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 49.47 GBP ORD plc 21 21 07-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 49.51 GBP ORD plc 136 136 07-Oct-21 BlackRock Investment Management, LLC on mkt buy 49.51 GBP ORD plc 2,343 2,343 07-Oct-21 BlackRock Japan Co., Ltd. on mkt sell 49.51 GBP ORD plc -367 -367 07-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 49.51 GBP ORD plc 10,222 10,222 07-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 49.64 GBP ORD plc 29,047 29,047 07-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 49.51 GBP ORD plc 660 660 07-Oct-21 BlackRock Investment Management, LLC on mkt buy 49.51 GBP ORD plc 653 653 07-Oct-21 BlackRock Asset Management Deutschland AG on mkt buy 49.51 GBP ORD plc 1,168 1,168 07-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 49.51 GBP ORD plc 660 660 07-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 49.51 GBP ORD plc 1,205 1,205 RIO page 88 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 49.51 GBP ORD plc 2,892 2,892 07-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 49.51 GBP ORD plc 1,093 1,093 07-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 49.51 GBP ORD plc -6,316 -6,316 07-Oct-21 BlackRock Investment Management, LLC on mkt buy 49.51 GBP ORD plc 5,223 5,223 07-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,590 4,590 07-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,980 1,980 07-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 9,180 9,180 07-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,960 3,960 07-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 9,831 9,831 07-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 10,340 10,340 07-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 2,708 2,708 07-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -391 -391 07-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -33 -33 07-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 446,185 446,185 07-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -18,253 -18,253 07-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 12,850 12,850 07-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 9 9 07-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -42,190 -42,190 07-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 10,484 10,484 07-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -12 -12 07-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -33 -33 07-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -9,309 -9,309 07-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -79,795 -79,795 07-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 10,879 10,879 07-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 37 37 07-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 34,708 34,708 07-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 42 42 07-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 792 792 08-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,050 1,050 08-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,730 2,730 08-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 18,156 18,156 08-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 100.40 AUD ORD ltd 3,618 3,618 08-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 100.40 AUD ORD ltd 7,753 7,753 08-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 100.40 AUD ORD ltd 38,467 38,467 08-Oct-21 BlackRock Investment Management, LLC on mkt buy 100.40 AUD ORD ltd 1,213 1,213 08-Oct-21 BlackRock Fund Advisors on mkt buy 100.40 AUD ORD ltd 36 36 08-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 100.40 AUD ORD ltd 905 905 08-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 100.40 AUD ORD ltd 567 567 08-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 100.40 AUD ORD ltd 44 44 08-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 100.40 AUD ORD ltd 43 43 08-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 100.40 AUD ORD ltd -850 -850 08-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 100.40 AUD ORD ltd 1,989 1,989 08-Oct-21 BlackRock Asset Management Canada Limited on mkt buy 100.40 AUD ORD ltd 156 156 08-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 100.40 AUD ORD ltd 3,570 3,570 08-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 100.40 AUD ORD ltd 48 48 08-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 100.40 AUD ORD ltd 2,571 2,571 08-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 100.40 AUD ORD ltd -1,202 -1,202 08-Oct-21 BlackRock Fund Advisors on mkt sell 49.77 GBP ORD plc -4,056 -4,056 08-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 49.40 GBP ORD plc -4,044 -4,044 RIO page 89 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 49.39 GBP ORD plc -795 -795 08-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 49.28 GBP ORD plc 14,950 14,950 08-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 49.43 GBP ORD plc 1,465 1,465 08-Oct-21 BLACKROCK ADVISORS LLC on mkt buy 49.41 GBP ORD plc 18 18 08-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 49.29 GBP ORD plc 514 514 08-Oct-21 BlackRock (Singapore) Limited on mkt sell 49.29 GBP ORD plc -170 -170 08-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 49.29 GBP ORD plc 4,087 4,087 08-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 49.29 GBP ORD plc 762 762 08-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 49.29 GBP ORD plc 2,368 2,368 08-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 49.29 GBP ORD plc 37,446 37,446 08-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 49.29 GBP ORD plc -37,446 -37,446 08-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 49.29 GBP ORD plc 105 105 08-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 49.29 GBP ORD plc 106 106 08-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 49.29 GBP ORD plc -2,669 -2,669 08-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 49.29 GBP ORD plc 1,819 1,819 08-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -16,445 -16,445 08-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 16,396 16,396 08-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -3,373 -3,373 08-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -142 -142 08-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -66 -66 08-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -44 -44 08-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -13,233 -13,233 08-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 66,635 66,635 08-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -750 -750 08-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -11 -11 08-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 115 115 08-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 21,013 21,013 08-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 127 127 08-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -62 -62 08-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -28,867 -28,867 08-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 545 545 08-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 170 170 08-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -422 -422 08-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -5 -5 08-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -42 -42 08-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -118 -118 11-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 102.26 AUD ORD ltd 739 739 11-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 102.26 AUD ORD ltd -152 -152 11-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 102.26 AUD ORD ltd 100 100 11-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 102.26 AUD ORD ltd 302 302 11-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 102.26 AUD ORD ltd -2,431 -2,431 11-Oct-21 BlackRock Fund Advisors on mkt buy 102.26 AUD ORD ltd 1,595 1,595 11-Oct-21 BlackRock Fund Advisors on mkt buy 102.26 AUD ORD ltd 867 867 11-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 102.26 AUD ORD ltd 1,810 1,810 11-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 102.26 AUD ORD ltd 1,122 1,122 11-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 102.26 AUD ORD ltd 1,105 1,105 11-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 102.26 AUD ORD ltd 89 89 11-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.01 GBP ORD plc 1,369 1,369 11-Oct-21 BlackRock Fund Advisors on mkt buy 51.01 GBP ORD plc 4,826 4,826 11-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.01 GBP ORD plc 6,302 6,302 11-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.01 GBP ORD plc 35,020 35,020 RIO page 90 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.01 GBP ORD plc 6,849 6,849 11-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 51.01 GBP ORD plc 5,465 5,465 11-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 51.01 GBP ORD plc 1,175 1,175 11-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 51.01 GBP ORD plc 1,879 1,879 11-Oct-21 BlackRock Fund Advisors on mkt buy 51.01 GBP ORD plc 2,530 2,530 11-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.01 GBP ORD plc 314 314 11-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.01 GBP ORD plc 1,389 1,389 11-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.01 GBP ORD plc 169 169 11-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 51.01 GBP ORD plc -6,106 -6,106 11-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.01 GBP ORD plc 777 777 11-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.01 GBP ORD plc 4,316 4,316 11-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.01 GBP ORD plc 844 844 11-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.01 GBP ORD plc 894 894 11-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 51.01 GBP ORD plc -741 -741 11-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -75 -75 11-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -66 -66 11-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 7,505 7,505 11-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -24,935 -24,935 11-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 679 679 11-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 28 28 11-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -292,836 -292,836 11-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 302,037 302,037 11-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 3 3 11-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 8 8 11-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 4 4 11-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -8,101 -8,101 11-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -189 -189 11-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 3,368 3,368 11-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 46,766 46,766 11-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 16,221 16,221 11-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 542 542 11-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -127 -127 11-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1 -1 11-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,164 1,164 11-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -109 -109 12-Oct-21 BlackRock Investment Management (Australia) Limited in specie n/a GBP ORD plc 5,790 5,790 12-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -4,424 -4,424 12-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,468 -1,468 12-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 57,512 57,512 12-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 19,084 19,084 12-Oct-21 BlackRock (Singapore) Limited on mkt sell 102.99 AUD ORD ltd -1,222 -1,222 12-Oct-21 BlackRock Fund Advisors on mkt buy 103.02 AUD ORD ltd 1,021 1,021 12-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 103.02 AUD ORD ltd 1,137 1,137 12-Oct-21 BLACKROCK ADVISORS LLC on mkt buy 103.02 AUD ORD ltd 5,935 5,935 12-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 103.02 AUD ORD ltd 424 424 12-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 103.02 AUD ORD ltd 1,598 1,598 12-Oct-21 BLACKROCK ADVISORS LLC on mkt buy 103.02 AUD ORD ltd 779 779 12-Oct-21 BlackRock International Limited on mkt buy 103.02 AUD ORD ltd 214 214 12-Oct-21 BlackRock Investment Management, LLC on mkt buy 103.02 AUD ORD ltd 293 293 12-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,833 1,833 12-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 714 714 12-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 102.64 AUD ORD ltd 7,619 7,619 12-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 102.56 AUD ORD ltd -2,544 -2,544 12-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 102.64 AUD ORD ltd 180 180 RIO page 91 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 102.64 AUD ORD ltd 960 960 12-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 102.64 AUD ORD ltd -428 -428 12-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 102.64 AUD ORD ltd 921 921 12-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 102.64 AUD ORD ltd 2,322 2,322 12-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 102.64 AUD ORD ltd 89 89 12-Oct-21 BlackRock Fund Advisors on mkt buy 102.64 AUD ORD ltd 3,532 3,532 12-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 102.64 AUD ORD ltd 2,858 2,858 12-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 102.64 AUD ORD ltd 945 945 12-Oct-21 BlackRock Fund Advisors on mkt buy 102.64 AUD ORD ltd 956 956 12-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 49.86 GBP ORD plc 9,162 9,162 12-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.03 GBP ORD plc -10,159 -10,159 12-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.10 GBP ORD plc -3,048 -3,048 12-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.02 GBP ORD plc -11,478 -11,478 12-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,666 3,666 12-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,428 1,428 12-Oct-21 BLACKROCK ADVISORS LLC on mkt sell 49.98 GBP ORD plc -3,969 -3,969 12-Oct-21 BLACKROCK ADVISORS LLC on mkt sell 49.98 GBP ORD plc -32 -32 12-Oct-21 BLACKROCK ADVISORS LLC on mkt sell 49.98 GBP ORD plc -1,096 -1,096 12-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 50.05 GBP ORD plc 1,548 1,548 12-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 50.05 GBP ORD plc 8,290 8,290 12-Oct-21 BlackRock Investment Management, LLC on mkt sell 49.98 GBP ORD plc -580 -580 12-Oct-21 BlackRock Investment Management, LLC on mkt sell 49.98 GBP ORD plc -65 -65 12-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 49.98 GBP ORD plc -31 -31 12-Oct-21 BlackRock Fund Advisors on mkt buy 50.05 GBP ORD plc 822 822 12-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 50.05 GBP ORD plc 2,880 2,880 12-Oct-21 BlackRock Investment Management, LLC on mkt sell 49.98 GBP ORD plc -155 -155 12-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 50.05 GBP ORD plc 783 783 12-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 50.05 GBP ORD plc -1,304 -1,304 12-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 50.05 GBP ORD plc 2,661 2,661 12-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 50.05 GBP ORD plc 972 972 12-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 168,162 168,162 12-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 51,719 51,719 12-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -6,109 -6,109 12-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -774 -774 12-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 341,444 341,444 12-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -374,637 -374,637 12-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -481 -481 12-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -54 -54 12-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -74 -74 12-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -49,919 -49,919 12-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 10,424 10,424 12-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -3,347 -3,347 12-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -211,776 -211,776 12-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -7,201 -7,201 12-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 211 211 12-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2 2 12-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 396 396 12-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -58 -58 13-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -11,976 -11,976 13-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 159 159 RIO page 92 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,226 2,226 13-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 600 600 13-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,566 5,566 13-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,840 1,840 13-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,268 3,268 13-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,408 2,408 13-Oct-21 BlackRock Asset Management Canada Limited on mkt buy 102.11 AUD ORD ltd 14 14 13-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.91 AUD ORD ltd 900 900 13-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.91 AUD ORD ltd 1,936 1,936 13-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.94 AUD ORD ltd 227 227 13-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 99.96 AUD ORD ltd -902 -902 13-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.95 AUD ORD ltd 2,956 2,956 13-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.37 AUD ORD ltd 3,208 3,208 13-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 99.37 AUD ORD ltd 129 129 13-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 99.37 AUD ORD ltd 276 276 13-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 99.37 AUD ORD ltd -614 -614 13-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 99.37 AUD ORD ltd 152 152 13-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 99.37 AUD ORD ltd 10,236 10,236 13-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 99.37 AUD ORD ltd 1,800 1,800 13-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 99.37 AUD ORD ltd -320 -320 13-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 99.37 AUD ORD ltd -21,646 -21,646 13-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 49.49 GBP ORD plc -770 -770 13-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 49.49 GBP ORD plc 3,743 3,743 13-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 49.14 GBP ORD plc -148 -148 13-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 49.14 GBP ORD plc -371 -371 13-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 48.65 GBP ORD plc -12,160 -12,160 13-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 49.01 GBP ORD plc 16,495 16,495 13-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 49.30 GBP ORD plc -10,266 -10,266 13-Oct-21 BlackRock Investment Management, LLC on mkt buy 49.30 GBP ORD plc 3,613 3,613 13-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 49.30 GBP ORD plc 6,524 6,524 13-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 49.30 GBP ORD plc -32,237 -32,237 13-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 49.30 GBP ORD plc -2,293 -2,293 13-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 49.30 GBP ORD plc 829 829 13-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 49.30 GBP ORD plc -762 -762 13-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 49.30 GBP ORD plc -6,900 -6,900 13-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 49.30 GBP ORD plc 315 315 13-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 49.30 GBP ORD plc -1,774 -1,774 13-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 49.30 GBP ORD plc 756 756 13-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,349 8,349 13-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,760 2,760 13-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,497 1,497 13-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 50,575 50,575 13-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -30,725 -30,725 13-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 9,633 9,633 13-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 20 20 13-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -783,991 -783,991 13-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -93,643 -93,643 13-Oct-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 557 557 13-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 229 229 13-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 18 18 13-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 96 96 RIO page 93 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 1,499 1,499 13-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 113 113 13-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -99 -99 13-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 59,633 59,633 13-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -243 -243 13-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -149 -149 13-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 10 10 13-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 14 14 13-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -6 -6 14-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,625 1,625 14-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 510 510 14-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 6,052 6,052 14-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,666 3,666 14-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,428 1,428 14-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,020 2,020 14-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 692 692 14-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 100.54 AUD ORD ltd -21,528 -21,528 14-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 100.54 AUD ORD ltd -30,389 -30,389 14-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 100.51 AUD ORD ltd 560 560 14-Oct-21 BlackRock Fund Advisors on mkt buy 100.51 AUD ORD ltd 2,138 2,138 14-Oct-21 BLACKROCK ADVISORS LLC on mkt buy 50.62 GBP ORD plc 5 5 14-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.73 GBP ORD plc -6,725 -6,725 14-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 51.11 GBP ORD plc 2,349 2,349 14-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 51.11 GBP ORD plc -41,577 -41,577 14-Oct-21 BlackRock Fund Advisors on mkt buy 51.11 GBP ORD plc 2,738 2,738 14-Oct-21 BlackRock Asset Management Deutschland AG on mkt sell 51.11 GBP ORD plc -31,664 -31,664 14-Oct-21 BlackRock Asset Management Deutschland AG on mkt sell 51.11 GBP ORD plc -6,798 -6,798 14-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.11 GBP ORD plc 1,680 1,680 14-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -43,003 -43,003 14-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -321,133 -321,133 14-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 14,412 14,412 14-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 1,861 1,861 14-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -205,394 -205,394 14-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -24,377 -24,377 14-Oct-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -125 -125 14-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 124 124 14-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 9 9 14-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -4,523 -4,523 14-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 19,061 19,061 14-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -10,664 -10,664 14-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -1 -1 14-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 5,674 5,674 14-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 44,003 44,003 14-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 1,592 1,592 14-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 1,131 1,131 14-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -54 -54 14-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,179 2,179 14-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 327 327 RIO page 94 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,020 2,020 15-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 692 692 15-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.66 AUD ORD ltd 1,445 1,445 15-Oct-21 BlackRock Asset Management Deutschland AG on mkt buy 99.60 AUD ORD ltd 900 900 15-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 99.60 AUD ORD ltd 567 567 15-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 99.60 AUD ORD ltd 567 567 15-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 99.60 AUD ORD ltd -614 -614 15-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 99.60 AUD ORD ltd -921 -921 15-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 99.60 AUD ORD ltd 456 456 15-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.60 AUD ORD ltd 895 895 15-Oct-21 BlackRock Asset Management Deutschland AG on mkt buy 99.60 AUD ORD ltd 280 280 15-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.60 AUD ORD ltd 5,038 5,038 15-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 99.60 AUD ORD ltd 720 720 15-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 50.38 GBP ORD plc 2,169 2,169 15-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 50.23 GBP ORD plc -5,122 -5,122 15-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.23 GBP ORD plc -13,158 -13,158 15-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.23 GBP ORD plc -8,641 -8,641 15-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 50.33 GBP ORD plc -9,534 -9,534 15-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.33 GBP ORD plc -2,861 -2,861 15-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.33 GBP ORD plc -27,568 -27,568 15-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.33 GBP ORD plc -18,030 -18,030 15-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 50.25 GBP ORD plc -609 -609 15-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.25 GBP ORD plc -156 -156 15-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.25 GBP ORD plc -1,252 -1,252 15-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.25 GBP ORD plc -822 -822 15-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 50.22 GBP ORD plc -5,793 -5,793 15-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.22 GBP ORD plc -1,476 -1,476 15-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.22 GBP ORD plc -11,906 -11,906 15-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.22 GBP ORD plc -7,819 -7,819 15-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 50.09 GBP ORD plc -6,402 -6,402 15-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.09 GBP ORD plc -1,631 -1,631 15-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.09 GBP ORD plc -13,157 -13,157 15-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.09 GBP ORD plc -8,640 -8,640 15-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 50.45 GBP ORD plc -3,201 -3,201 15-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.45 GBP ORD plc -816 -816 15-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.45 GBP ORD plc -6,579 -6,579 15-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.45 GBP ORD plc -4,320 -4,320 15-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.38 GBP ORD plc -3,213 -3,213 15-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.38 GBP ORD plc -15,845 -15,845 15-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.38 GBP ORD plc -3,018 -3,018 15-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 50.38 GBP ORD plc -362 -362 15-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 50.38 GBP ORD plc -99 -99 15-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 50.38 GBP ORD plc 4,143 4,143 15-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 50.38 GBP ORD plc -2,661 -2,661 15-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 50.38 GBP ORD plc 2,262 2,262 15-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 50.38 GBP ORD plc -1,774 -1,774 RIO page 95 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 50.38 GBP ORD plc -8,810 -8,810 15-Oct-21 BlackRock Asset Management Deutschland AG on mkt buy 50.38 GBP ORD plc 1,737 1,737 15-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -4,491 -4,491 15-Oct-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 1,984 1,984 15-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 78,472 78,472 15-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -61,492 -61,492 15-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 380 380 15-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -1 -1 15-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -28,941 -28,941 15-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 91,855 91,855 15-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 112,829 112,829 15-Oct-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -194 -194 15-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 187 187 15-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -3 -3 15-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -40,031 -40,031 15-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 280,001 280,001 15-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 9 9 15-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 91 91 15-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -86,683 -86,683 15-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -12,537 -12,537 15-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -1,502 -1,502 15-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 19 19 15-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 48 48 15-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -588 -588 15-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 742 742 18-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -3,720 -3,720 18-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,292 -1,292 18-Oct-21 BlackRock Investment Management, LLC on mkt buy 99.60 AUD ORD ltd 1,116 1,116 18-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 100.71 AUD ORD ltd 760 760 18-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 101.45 AUD ORD ltd -4,279 -4,279 18-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 101.45 AUD ORD ltd 3,671 3,671 18-Oct-21 BlackRock Fund Advisors on mkt buy 101.45 AUD ORD ltd 608 608 18-Oct-21 BlackRock Fund Advisors on mkt buy 101.45 AUD ORD ltd 1,341 1,341 18-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 101.45 AUD ORD ltd 6,150 6,150 18-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 101.45 AUD ORD ltd -1,974 -1,974 18-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 101.45 AUD ORD ltd -8,955 -8,955 18-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 50.38 GBP ORD plc -1,725 -1,725 18-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.07 GBP ORD plc -4,295 -4,295 18-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -4,491 -4,491 18-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 50.34 GBP ORD plc 3,780 3,780 18-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 50.02 GBP ORD plc 1,047 1,047 18-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.02 GBP ORD plc -9,937 -9,937 18-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 50.02 GBP ORD plc -23,499 -23,499 18-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 50.02 GBP ORD plc 960 960 18-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 50.02 GBP ORD plc -1,725 -1,725 18-Oct-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 1,984 1,984 18-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 43.76 GBP ORD plc 1,588 1,588 18-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 43.76 GBP ORD plc 65 65 RIO page 96 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 43.76 GBP ORD plc -1,588 -1,588 18-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 43.76 GBP ORD plc -65 -65 18-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 223,209 223,209 18-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -6 -6 18-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -8,445 -8,445 18-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 22 22 18-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -18,272 -18,272 18-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -263,776 -263,776 18-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 322,178 322,178 18-Oct-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -2 -2 18-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 12,437 12,437 18-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -13,420 -13,420 18-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 4 4 18-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -32 -32 18-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -337,403 -337,403 18-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -102 -102 18-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 12,325 12,325 18-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 22,262 22,262 18-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -68,837 -68,837 18-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 136,827 136,827 18-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -12,140 -12,140 18-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -43 -43 18-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 41,337 41,337 18-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 1,992 1,992 18-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,521 2,521 18-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -287 -287 19-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -277 -277 19-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -35 -35 19-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -4,539 -4,539 19-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,767 1,767 19-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 486 486 19-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -9,300 -9,300 19-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -3,230 -3,230 19-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -5,580 -5,580 19-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,938 -1,938 19-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -13,020 -13,020 19-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -4,522 -4,522 19-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -3,720 -3,720 19-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,292 -1,292 19-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 98.15 AUD ORD ltd 320 320 19-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 98.15 AUD ORD ltd 640 640 19-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 50.45 GBP ORD plc -25,057 -25,057 19-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 50.58 GBP ORD plc -183 -183 19-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 50.50 GBP ORD plc 2,464 2,464 19-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 50.50 GBP ORD plc 3,105 3,105 19-Oct-21 BlackRock Asset Management Deutschland AG on mkt sell 50.50 GBP ORD plc -60,168 -60,168 19-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 50.50 GBP ORD plc 996 996 19-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 50.50 GBP ORD plc -3,450 -3,450 19-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 50.50 GBP ORD plc -15,525 -15,525 19-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 50.50 GBP ORD plc 486 486 19-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 50.50 GBP ORD plc 964 964 19-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 50.50 GBP ORD plc 1,928 1,928 19-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 22,410 22,410 19-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 7,371 7,371 RIO page 97 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -506,912 -506,912 19-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 172,808 172,808 19-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -6,702 -6,702 19-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -2 -2 19-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 2 2 19-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 311,988 311,988 19-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 989 989 19-Oct-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -14 -14 19-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 29 29 19-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 93 93 19-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 20 20 19-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 350,627 350,627 19-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -11,365 -11,365 19-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -13 -13 19-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 -25 -25 19-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -92 -92 19-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -19,417 -19,417 19-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -19,652 -19,652 19-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -48 -48 19-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 21 21 19-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 48 48 19-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 15 15 19-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 3,408 3,408 19-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 335 335 20-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -40,920 -40,920 20-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -14,212 -14,212 20-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 99.14 AUD ORD ltd -279 -279 20-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 99.14 AUD ORD ltd -1,063 -1,063 20-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 98.70 AUD ORD ltd -1,468 -1,468 20-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 98.70 AUD ORD ltd -33 -33 20-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 98.70 AUD ORD ltd -31 -31 20-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.08 AUD ORD ltd 657 657 20-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 98.08 AUD ORD ltd 60 60 20-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 98.08 AUD ORD ltd 160 160 20-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 98.08 AUD ORD ltd -1,232 -1,232 20-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.08 AUD ORD ltd 234 234 20-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 98.08 AUD ORD ltd -2,716 -2,716 20-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 48.91 GBP ORD plc -96 -96 20-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 48.90 GBP ORD plc -66 -66 20-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 48.62 GBP ORD plc -6,430 -6,430 20-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 48.62 GBP ORD plc -1,633 -1,633 20-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 48.62 GBP ORD plc -13,175 -13,175 20-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 48.62 GBP ORD plc -8,677 -8,677 20-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 48.57 GBP ORD plc -12,263 -12,263 20-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 48.56 GBP ORD plc -3,943 -3,943 RIO page 98 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 48.63 GBP ORD plc -84 -84 20-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 48.63 GBP ORD plc -58 -58 20-Oct-21 BlackRock Investment Management, LLC on mkt sell 48.86 GBP ORD plc -2,208 -2,208 20-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 48.86 GBP ORD plc 172 172 20-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 48.86 GBP ORD plc -483 -483 20-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 48.86 GBP ORD plc 1,992 1,992 20-Oct-21 BlackRock Asset Management Canada Limited on mkt buy 48.86 GBP ORD plc 266 266 20-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 48.86 GBP ORD plc -7,446 -7,446 20-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 48.86 GBP ORD plc 482 482 20-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 48.86 GBP ORD plc 261 261 20-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 48.86 GBP ORD plc -3,552 -3,552 20-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 48.86 GBP ORD plc 1,458 1,458 20-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 6,981 6,981 20-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -3,824 -3,824 20-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -11,030 -11,030 20-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 15 15 20-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 24,248 24,248 20-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -57,340 -57,340 20-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -436,200 -436,200 20-Oct-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -8 -8 20-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -22 -22 20-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -113 -113 20-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 12,087 12,087 20-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 20,183 20,183 20-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -3,407 -3,407 20-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 46 46 20-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 -53 -53 20-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 284 284 20-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -7,917 -7,917 20-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 39,324 39,324 20-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -22 -22 20-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 63 63 20-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 1,090 1,090 20-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 1 1 20-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,730 -2,730 21-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 96.96 AUD ORD ltd -4,283 -4,283 21-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 6,052 6,052 21-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,572 5,572 21-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,850 1,850 21-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -5,500 -5,500 21-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 9,130 9,130 21-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,003 3,003 21-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 96.79 AUD ORD ltd -657 -657 21-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 96.79 AUD ORD ltd 657 657 21-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.79 AUD ORD ltd 357 357 21-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.79 AUD ORD ltd 120 120 21-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.79 AUD ORD ltd 720 720 21-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 97.24 AUD ORD ltd -2,000 -2,000 21-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 96.79 AUD ORD ltd -456 -456 21-Oct-21 BlackRock Investment Management, LLC on mkt buy 96.79 AUD ORD ltd 1,524 1,524 RIO page 99 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 96.79 AUD ORD ltd -344 -344 21-Oct-21 BLACKROCK ADVISORS LLC on mkt buy 47.48 GBP ORD plc 14 14 21-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 47.01 GBP ORD plc 11,378 11,378 21-Oct-21 BlackRock Fund Advisors on mkt sell 46.79 GBP ORD plc -2,017 -2,017 21-Oct-21 BlackRock Fund Advisors on mkt sell 96.74 AUD ORD ltd -1,848 -1,848 21-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 46.49 GBP ORD plc 596 596 21-Oct-21 BlackRock Asset Management Canada Limited on mkt buy 46.49 GBP ORD plc 4,709 4,709 21-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 46.96 GBP ORD plc -6,025 -6,025 21-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 46.49 GBP ORD plc 2,593 2,593 21-Oct-21 BlackRock Investment Management, LLC on mkt sell 46.49 GBP ORD plc -12,466 -12,466 21-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 46.49 GBP ORD plc 4,382 4,382 21-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 46.49 GBP ORD plc 791 791 21-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 46.49 GBP ORD plc 522 522 21-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 46.49 GBP ORD plc -985 -985 21-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 46.49 GBP ORD plc -2,268 -2,268 21-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 46.49 GBP ORD plc 2,169 2,169 21-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 46.49 GBP ORD plc 441 441 21-Oct-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 1,984 1,984 21-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -10,330 -10,330 21-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 123 123 21-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -518 -518 21-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -964 -964 21-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -24,257 -24,257 21-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -136,422 -136,422 21-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 77,338 77,338 21-Oct-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -60 -60 21-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -10 -10 21-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -65 -65 21-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -12,091 -12,091 21-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 8,825 8,825 21-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 1,842 1,842 21-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 157 157 21-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 -10 -10 21-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 56 56 21-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -61,498 -61,498 21-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -40,583 -40,583 21-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -696 -696 21-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 17,727 17,727 21-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -21 -21 21-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,496 1,496 22-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -1,860 -1,860 22-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -646 -646 22-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 94.99 AUD ORD ltd 462 462 22-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 94.74 AUD ORD ltd -380 -380 22-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 94.74 AUD ORD ltd -1,480 -1,480 22-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 94.74 AUD ORD ltd -1,708 -1,708 22-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 93.99 AUD ORD ltd 493 493 22-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 94.98 AUD ORD ltd 2,137 2,137 22-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 94.98 AUD ORD ltd 555 555 RIO page 100 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 94.98 AUD ORD ltd 551 551 22-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 94.80 AUD ORD ltd -1,360 -1,360 22-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 95.03 AUD ORD ltd -150 -150 22-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 95.03 AUD ORD ltd -1,196 -1,196 22-Oct-21 BLACKROCK ADVISORS LLC on mkt sell 47.10 GBP ORD plc -1,294 -1,294 22-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.10 GBP ORD plc -604 -604 22-Oct-21 BLACKROCK ADVISORS LLC on mkt buy 46.96 GBP ORD plc 24 24 22-Oct-21 BLACKROCK ADVISORS LLC on mkt sell 47.10 GBP ORD plc -378 -378 22-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.10 GBP ORD plc -4,120 -4,120 22-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.10 GBP ORD plc -379 -379 22-Oct-21 BlackRock Asset Management Canada Limited on mkt sell 47.10 GBP ORD plc -233 -233 22-Oct-21 BlackRock Asset Management Canada Limited on mkt sell 47.10 GBP ORD plc -1,058 -1,058 22-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.10 GBP ORD plc -2,845 -2,845 22-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.10 GBP ORD plc -6,295 -6,295 22-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 46.73 GBP ORD plc -471 -471 22-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 47.06 GBP ORD plc -4,097 -4,097 22-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.73 GBP ORD plc -1,107 -1,107 22-Oct-21 BlackRock Investment Management, LLC on mkt sell 46.73 GBP ORD plc -13,850 -13,850 22-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 46.73 GBP ORD plc -3,568 -3,568 22-Oct-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 1,984 1,984 22-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 15,708 15,708 22-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -23 -23 22-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -844 -844 22-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -898 -898 22-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 43,500 43,500 22-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 11,261 11,261 22-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 139,340 139,340 22-Oct-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -53 -53 22-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -6 -6 22-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 324 324 22-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 27 27 22-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -350,555 -350,555 22-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -8,153 -8,153 22-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 77 77 22-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 258,955 258,955 22-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 79 79 22-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -1,494 -1,494 22-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -13,793 -13,793 22-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 3 3 22-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -495 -495 22-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 94,382 94,382 22-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 4 4 22-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -624 -624 22-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 538 538 25-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.44 AUD ORD ltd 220 220 25-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 96.44 AUD ORD ltd 847 847 25-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 96.44 AUD ORD ltd -152 -152 25-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 96.44 AUD ORD ltd -456 -456 RIO page 101 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 96.44 AUD ORD ltd 116 116 25-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 96.44 AUD ORD ltd 443 443 25-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 47.61 GBP ORD plc -11,913 -11,913 25-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 47.72 GBP ORD plc -596 -596 25-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 47.67 GBP ORD plc -802 -802 25-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 47.67 GBP ORD plc -1,890 -1,890 25-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 47.67 GBP ORD plc 4,745 4,745 25-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 47.67 GBP ORD plc 1,580 1,580 25-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 47.67 GBP ORD plc -2,262 -2,262 25-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 47.67 GBP ORD plc -2,855 -2,855 25-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 47.67 GBP ORD plc -1,210 -1,210 25-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 47.67 GBP ORD plc 453 453 25-Oct-21 BlackRock Investment Management, LLC on mkt sell 47.67 GBP ORD plc -2,054 -2,054 25-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 47.67 GBP ORD plc -75,818 -75,818 25-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 47.67 GBP ORD plc 70,601 70,601 25-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.67 GBP ORD plc -2,543 -2,543 25-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.67 GBP ORD plc -3,780 -3,780 25-Oct-21 BlackRock Asset Management Canada Limited on mkt buy 47.67 GBP ORD plc 76 76 25-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 47.67 GBP ORD plc 530 530 25-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 47.67 GBP ORD plc -754 -754 25-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 47.67 GBP ORD plc 441 441 25-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 47.67 GBP ORD plc 996 996 25-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,800 4,800 25-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -37,588 -37,588 25-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 30,176 30,176 25-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -1,339 -1,339 25-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -7 -7 25-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -186 -186 25-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 13,853 13,853 25-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 391,627 391,627 25-Oct-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 1 1 25-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -12,200 -12,200 25-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 2,543 2,543 25-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -2 -2 25-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 55,232 55,232 25-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 3,213 3,213 25-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -9 -9 25-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 755 755 25-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -21,282 -21,282 25-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 5,663 5,663 25-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 31 31 25-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 29 29 25-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -52,913 -52,913 25-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -1,985 -1,985 25-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -3,895 -3,895 26-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,212 4,212 RIO page 102 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,500 1,500 26-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -196 -196 26-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -62 -62 26-Oct-21 BlackRock Asset Management Deutschland AG on mkt buy 95.89 AUD ORD ltd 600 600 26-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 95.89 AUD ORD ltd 847 847 26-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 95.89 AUD ORD ltd 488 488 26-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 95.89 AUD ORD ltd -770 -770 26-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 95.89 AUD ORD ltd 162 162 26-Oct-21 BlackRock Japan Co., Ltd. on mkt sell 95.89 AUD ORD ltd -46 -46 26-Oct-21 BlackRock (Singapore) Limited on mkt sell 95.89 AUD ORD ltd -153 -153 26-Oct-21 BlackRock Asset Management Canada Limited on mkt buy 95.89 AUD ORD ltd 18 18 26-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 95.89 AUD ORD ltd -2,038 -2,038 26-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 9,960 9,960 26-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,276 3,276 26-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -124,251 -124,251 26-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 47.25 GBP ORD plc 75,076 75,076 26-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 47.25 GBP ORD plc 569 569 26-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 47.25 GBP ORD plc 7,400 7,400 26-Oct-21 BlackRock Asset Management Canada Limited on mkt buy 47.25 GBP ORD plc 247 247 26-Oct-21 BlackRock Asset Management Canada Limited on mkt buy 47.25 GBP ORD plc 48 48 26-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 47.25 GBP ORD plc 47 47 26-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 47.25 GBP ORD plc 1,275 1,275 26-Oct-21 BlackRock Japan Co., Ltd. on mkt sell 47.25 GBP ORD plc -84 -84 26-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 47.25 GBP ORD plc 504 504 26-Oct-21 BlackRock Asset Management Canada Limited on mkt sell 47.25 GBP ORD plc -2,742 -2,742 26-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.25 GBP ORD plc -2,708 -2,708 26-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 47.25 GBP ORD plc 2,096 2,096 26-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 47.25 GBP ORD plc -3,790 -3,790 26-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 47.25 GBP ORD plc -76,305 -76,305 26-Oct-21 BlackRock Asset Management Deutschland AG on mkt buy 47.25 GBP ORD plc 1,158 1,158 26-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 32,730 32,730 26-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -32,075 -32,075 26-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -2 -2 26-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -43,483 -43,483 26-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 145,261 145,261 26-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 211,385 211,385 26-Oct-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -16 -16 26-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 101 101 26-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 18,940 18,940 26-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 5 5 26-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -53,831 -53,831 26-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 2,107 2,107 26-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -38 -38 26-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 -9 -9 26-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 25,008 25,008 26-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 43,029 43,029 26-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 813 813 26-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 33 33 26-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 243 243 26-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 3 3 26-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,169 -1,169 RIO page 103 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 324 324 27-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,178 1,178 27-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,167 1,167 27-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 237 237 27-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 94.42 AUD ORD ltd -282 -282 27-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 94.42 AUD ORD ltd -1,098 -1,098 27-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 94.42 AUD ORD ltd -1,788 -1,788 27-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,080 5,080 27-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,200 2,200 27-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 159 159 27-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 94.39 AUD ORD ltd 11,713 11,713 27-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 94.39 AUD ORD ltd 2,073 2,073 27-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 94.39 AUD ORD ltd 2,056 2,056 27-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 94.14 AUD ORD ltd 744 744 27-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 94.14 AUD ORD ltd 800 800 27-Oct-21 BlackRock Asset Management Deutschland AG on mkt buy 94.14 AUD ORD ltd 1,500 1,500 27-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 94.14 AUD ORD ltd 2,550 2,550 27-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 94.14 AUD ORD ltd 120 120 27-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 94.14 AUD ORD ltd 212 212 27-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 94.14 AUD ORD ltd -2,830 -2,830 27-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 94.14 AUD ORD ltd -1,092 -1,092 27-Oct-21 BLACKROCK ADVISORS LLC on mkt sell 46.62 GBP ORD plc -6 -6 27-Oct-21 BlackRock Investment Management, LLC on mkt sell 46.62 GBP ORD plc -208 -208 27-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 46.79 GBP ORD plc -12,276 -12,276 27-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 46.61 GBP ORD plc -13,521 -13,521 27-Oct-21 BLACKROCK ADVISORS LLC on mkt sell 46.58 GBP ORD plc -17 -17 27-Oct-21 BlackRock Investment Management, LLC on mkt sell 46.58 GBP ORD plc -481 -481 27-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 46.58 GBP ORD plc -295 -295 27-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 46.58 GBP ORD plc -1,273 -1,273 27-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 46.58 GBP ORD plc -617 -617 27-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 46.58 GBP ORD plc -2,663 -2,663 27-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 46.58 GBP ORD plc -5,213 -5,213 27-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 46.58 GBP ORD plc -1,206 -1,206 27-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 46.58 GBP ORD plc 84,932 84,932 27-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 46.58 GBP ORD plc 1,646 1,646 27-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 46.58 GBP ORD plc 8,727 8,727 27-Oct-21 BlackRock Asset Management Deutschland AG on mkt buy 46.58 GBP ORD plc 2,895 2,895 27-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.58 GBP ORD plc -1,646 -1,646 27-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 46.58 GBP ORD plc -81,504 -81,504 27-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 46.58 GBP ORD plc 1,396 1,396 27-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 46.58 GBP ORD plc 522 522 27-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 46.58 GBP ORD plc 652 652 27-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,358 8,358 27-Oct-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,769 2,769 27-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 75,151 75,151 27-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 190,711 190,711 27-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -54 -54 27-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 77 77 27-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 29,334 29,334 27-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 163,133 163,133 27-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -134,348 -134,348 27-Oct-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -2 -2 27-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 473 473 RIO page 104 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -991 -991 27-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 12,313 12,313 27-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -95 -95 27-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -4,086 -4,086 27-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 237 237 27-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 -3,631 -3,631 27-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -22,594 -22,594 27-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -8,653 -8,653 27-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 115,800 115,800 27-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -28 -28 27-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 34 34 27-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 7,538 7,538 27-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 198 198 27-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,297 -1,297 27-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 258 258 28-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 420 420 28-Oct-21 BlackRock Japan Co., Ltd. on mkt sell 92.89 AUD ORD ltd -247 -247 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 92.76 AUD ORD ltd 180 180 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 92.76 AUD ORD ltd 275 275 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 92.76 AUD ORD ltd 240 240 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 92.76 AUD ORD ltd 480 480 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 92.76 AUD ORD ltd 720 720 28-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 92.76 AUD ORD ltd -152 -152 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 92.76 AUD ORD ltd 81 81 28-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 92.76 AUD ORD ltd 312 312 28-Oct-21 BLACKROCK ADVISORS LLC on mkt sell 46.11 GBP ORD plc -643 -643 28-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.11 GBP ORD plc -1,831 -1,831 28-Oct-21 BlackRock Asset Management Canada Limited on mkt sell 46.11 GBP ORD plc -568 -568 28-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.11 GBP ORD plc -1,113 -1,113 28-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.11 GBP ORD plc -1,194 -1,194 28-Oct-21 BlackRock Japan Co., Ltd. on mkt sell 46.13 GBP ORD plc -720 -720 28-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 46.17 GBP ORD plc -15,105 -15,105 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 46.21 GBP ORD plc 4,584 4,584 28-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 46.07 GBP ORD plc 3,100 3,100 28-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 45.94 GBP ORD plc 10,882 10,882 28-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 45.94 GBP ORD plc 20,823 20,823 28-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -5,980 -5,980 28-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 45.96 GBP ORD plc 86,103 86,103 28-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 45.96 GBP ORD plc -2,981 -2,981 28-Oct-21 BlackRock Investment Management, LLC on mkt buy 45.96 GBP ORD plc 4,142 4,142 28-Oct-21 BlackRock Asset Management Canada Limited on mkt buy 45.96 GBP ORD plc 52 52 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 45.96 GBP ORD plc 1,576 1,576 28-Oct-21 BlackRock Fund Advisors on mkt buy 45.96 GBP ORD plc 1,535 1,535 28-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 45.96 GBP ORD plc 944 944 28-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 45.96 GBP ORD plc 59 59 28-Oct-21 BlackRock Fund Advisors on mkt sell 45.96 GBP ORD plc -1,535 -1,535 RIO page 105 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 45.96 GBP ORD plc 786 786 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 45.96 GBP ORD plc 829 829 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 45.96 GBP ORD plc 723 723 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 45.96 GBP ORD plc 252 252 28-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 45.96 GBP ORD plc -82,125 -82,125 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 45.96 GBP ORD plc 2,169 2,169 28-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 45.96 GBP ORD plc -754 -754 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 45.96 GBP ORD plc 762 762 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 45.96 GBP ORD plc 1,446 1,446 28-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 116,961 116,961 28-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -46,151 -46,151 28-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 492 492 28-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 39 39 28-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -24,329 -24,329 28-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 309,981 309,981 28-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 148,439 148,439 28-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -489 -489 28-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -620 -620 28-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -12,388 -12,388 28-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -661 -661 28-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 7,251 7,251 28-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 306 306 28-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 3,420 3,420 28-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -1,653 -1,653 28-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 9,872 9,872 28-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -122,055 -122,055 28-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -32 -32 28-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2,905 2,905 28-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -198 -198 28-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 343 343 28-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -594 -594 29-Oct-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 795 795 29-Oct-21 BlackRock Institutional Trust Company, National Association on mkt buy 90.66 AUD ORD ltd 325 325 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 90.29 AUD ORD ltd 5,200 5,200 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 90.29 AUD ORD ltd 657 657 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 90.29 AUD ORD ltd 1,600 1,600 29-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 90.29 AUD ORD ltd -1,714 -1,714 29-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 90.29 AUD ORD ltd 1,520 1,520 29-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 90.29 AUD ORD ltd -94 -94 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 90.29 AUD ORD ltd -31,733 -31,733 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 90.29 AUD ORD ltd -509 -509 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 90.29 AUD ORD ltd 1,418 1,418 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 90.29 AUD ORD ltd -3,004 -3,004 29-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 90.29 AUD ORD ltd -413 -413 29-Oct-21 BlackRock Asset Management Canada Limited on mkt buy 90.29 AUD ORD ltd 48 48 29-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 90.29 AUD ORD ltd -5,396 -5,396 29-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 90.29 AUD ORD ltd -3,495 -3,495 29-Oct-21 BLACKROCK ADVISORS LLC on mkt sell 45.64 GBP ORD plc -732 -732 29-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 45.64 GBP ORD plc -293 -293 RIO page 106 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 45.64 GBP ORD plc -2,110 -2,110 29-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 45.64 GBP ORD plc -354 -354 29-Oct-21 BlackRock Asset Management Canada Limited on mkt sell 45.64 GBP ORD plc -269 -269 29-Oct-21 BlackRock Asset Management Canada Limited on mkt sell 45.64 GBP ORD plc -668 -668 29-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 45.64 GBP ORD plc -1,303 -1,303 29-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 45.96 GBP ORD plc -2,226 -2,226 29-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 45.58 GBP ORD plc 1,634 1,634 29-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 45.56 GBP ORD plc 6,103 6,103 29-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 45.61 GBP ORD plc -22,212 -22,212 29-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 45.59 GBP ORD plc -45 -45 29-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 45.61 GBP ORD plc -1,935 -1,935 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 45.61 GBP ORD plc 2,064 2,064 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 45.61 GBP ORD plc 1,745 1,745 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 45.61 GBP ORD plc 1,557 1,557 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 45.61 GBP ORD plc 1,316 1,316 29-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 45.61 GBP ORD plc -154 -154 29-Oct-21 BlackRock Investment Management (UK) Limited on mkt buy 45.61 GBP ORD plc 8,755 8,755 29-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 45.61 GBP ORD plc -5,068 -5,068 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 45.61 GBP ORD plc 141 141 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 45.61 GBP ORD plc 167 167 29-Oct-21 BlackRock Asset Management Canada Limited on mkt buy 45.61 GBP ORD plc 5,223 5,223 29-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 45.61 GBP ORD plc 201 201 29-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 45.61 GBP ORD plc 237 237 29-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 45.61 GBP ORD plc 4,579 4,579 29-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 45.61 GBP ORD plc -273 -273 29-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 45.61 GBP ORD plc -29,824 -29,824 29-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 45.61 GBP ORD plc -4,249 -4,249 29-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 45.61 GBP ORD plc -4,025 -4,025 29-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 45.61 GBP ORD plc 762 762 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 45.61 GBP ORD plc -1,546 -1,546 29-Oct-21 BlackRock Investment Management (Australia) Limited in specie n/a GBP ORD plc -596 -596 29-Oct-21 BlackRock Investment Management (Australia) Limited in specie n/a GBP ORD plc 596 596 29-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 85,407 85,407 29-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 258,749 258,749 29-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -94 -94 29-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -6 -6 29-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 11,237 11,237 29-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -365,287 -365,287 29-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 21,154 21,154 29-Oct-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 12 12 29-Oct-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -313 -313 29-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 222 222 29-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 17 17 RIO page 107 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -74,621 -74,621 29-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -297 -297 29-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 68 68 29-Oct-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 85 85 29-Oct-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -2,309 -2,309 29-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 516 516 29-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 2,193 2,193 29-Oct-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -64,565 -64,565 29-Oct-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -8 -8 29-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 522 522 29-Oct-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 36 36 29-Oct-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -366,700 -366,700 01-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,767 1,767 01-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 483 483 01-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,556 1,556 01-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 316 316 01-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 795 795 01-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 90.57 AUD ORD ltd -2,348 -2,348 01-Nov-21 BlackRock Japan Co., Ltd. on mkt sell 90.88 AUD ORD ltd -4,860 -4,860 01-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 90.97 AUD ORD ltd 43 43 01-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 90.97 AUD ORD ltd 240 240 01-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 90.97 AUD ORD ltd 100 100 01-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 90.97 AUD ORD ltd 430 430 01-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 90.97 AUD ORD ltd -671 -671 01-Nov-21 BlackRock Japan Co., Ltd. on mkt sell 45.59 GBP ORD plc -19,533 -19,533 01-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 45.47 GBP ORD plc -10,909 -10,909 01-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 45.59 GBP ORD plc -4,442 -4,442 01-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 45.61 GBP ORD plc 475 475 01-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 45.61 GBP ORD plc -1,570 -1,570 01-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 45.61 GBP ORD plc -1,740 -1,740 01-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 45.61 GBP ORD plc 1,174 1,174 01-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.61 GBP ORD plc 723 723 01-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.61 GBP ORD plc 826 826 01-Nov-21 BlackRock Fund Advisors on mkt buy 45.61 GBP ORD plc 6,337 6,337 01-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 45.61 GBP ORD plc 928 928 01-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.61 GBP ORD plc 105 105 01-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.61 GBP ORD plc 314 314 01-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.61 GBP ORD plc 918 918 01-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -4,800 -4,800 01-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,904 4,904 01-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,904 1,904 01-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 121,517 121,517 01-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -296,574 -296,574 01-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -2,382 -2,382 01-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 14 14 01-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 5,681 5,681 01-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 238,298 238,298 01-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -112,290 -112,290 01-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 1 1 01-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 55,676 55,676 01-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -64,855 -64,855 01-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 7 7 01-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 8 8 RIO page 108 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -5,333 -5,333 01-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -180 -180 01-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 -271,812 -271,812 01-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 61,824 61,824 01-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -2,737 -2,737 01-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 106 106 01-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 1,796 1,796 01-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 153,420 153,420 01-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 2,552 2,552 01-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -18,008 -18,008 02-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -196 -196 02-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -62 -62 02-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 636 636 02-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,540 2,540 02-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,120 1,120 02-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.86 AUD ORD ltd 1,134 1,134 02-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.66 AUD ORD ltd 43 43 02-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.66 AUD ORD ltd 860 860 02-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.66 AUD ORD ltd 223 223 02-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.66 AUD ORD ltd 106 106 02-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.66 AUD ORD ltd 212 212 02-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 88.66 AUD ORD ltd -153 -153 02-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 88.66 AUD ORD ltd 2,955 2,955 02-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.61 GBP ORD plc -2,255 -2,255 02-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 44.61 GBP ORD plc 5,445 5,445 02-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.61 GBP ORD plc 6,876 6,876 02-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 44.61 GBP ORD plc 5,555 5,555 02-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 44.61 GBP ORD plc 13,548 13,548 02-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 44.61 GBP ORD plc 2,390 2,390 02-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.61 GBP ORD plc -2,646 -2,646 02-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.61 GBP ORD plc 324 324 02-Nov-21 BlackRock Investment Management, LLC on mkt buy 44.61 GBP ORD plc 6,837 6,837 02-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.61 GBP ORD plc 660 660 02-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.61 GBP ORD plc 648 648 02-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.61 GBP ORD plc -3,454 -3,454 02-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.61 GBP ORD plc 105 105 02-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.61 GBP ORD plc -756 -756 02-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 24,900 24,900 02-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 8,190 8,190 02-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -199,312 -199,312 02-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -204 -204 02-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 793 793 02-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 70 70 02-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 33,931 33,931 02-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -167,508 -167,508 02-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 20,808 20,808 02-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 3,696 3,696 02-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -7,576 -7,576 02-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 90 90 02-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 4 4 02-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 5 5 02-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -15,074 -15,074 RIO page 109 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 391 391 02-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -9,113 -9,113 02-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 223,354 223,354 02-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 1,859 1,859 02-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 493 493 02-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 2 2 02-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 13,558 13,558 02-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -345 -345 02-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 318 318 02-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -471 -471 03-Nov-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD ltd 59,199 59,199 03-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 735 735 03-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 246 246 03-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 89.35 AUD ORD ltd -1,355 -1,355 03-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 89.35 AUD ORD ltd -1,796 -1,796 03-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 89.35 AUD ORD ltd -8,445 -8,445 03-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 89.70 AUD ORD ltd 8,400 8,400 03-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 89.38 AUD ORD ltd -9,728 -9,728 03-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 89.38 AUD ORD ltd -2,623 -2,623 03-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 89.38 AUD ORD ltd -2,584 -2,584 03-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 89.46 AUD ORD ltd 15,599 15,599 03-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.70 AUD ORD ltd 223 223 03-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.70 AUD ORD ltd 240 240 03-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.70 AUD ORD ltd 106 106 03-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 89.70 AUD ORD ltd -153 -153 03-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.70 AUD ORD ltd 81 81 03-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 89.70 AUD ORD ltd -2,372 -2,372 03-Nov-21 BlackRock Fund Advisors on mkt sell 89.70 AUD ORD ltd -1,459 -1,459 03-Nov-21 BLACKROCK ADVISORS LLC on mkt sell 44.87 GBP ORD plc -52 -52 03-Nov-21 BlackRock Investment Management, LLC on mkt sell 44.87 GBP ORD plc -198 -198 03-Nov-21 BlackRock Investment Management, LLC on mkt sell 44.87 GBP ORD plc -2,060 -2,060 03-Nov-21 BLACKROCK ADVISORS LLC on mkt buy 45.14 GBP ORD plc 25 25 03-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.81 GBP ORD plc 21,454 21,454 03-Nov-21 BlackRock Investment Management, LLC on mkt buy 44.73 GBP ORD plc 851 851 03-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.61 GBP ORD plc 211 211 03-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.61 GBP ORD plc 3,119 3,119 03-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 44.61 GBP ORD plc 259 259 03-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.61 GBP ORD plc 660 660 03-Nov-21 BlackRock Investment Management, LLC on mkt buy 44.61 GBP ORD plc 3,881 3,881 03-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.61 GBP ORD plc 1,538 1,538 03-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.61 GBP ORD plc 723 723 03-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.61 GBP ORD plc -756 -756 03-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.61 GBP ORD plc 324 324 03-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.61 GBP ORD plc 253 253 03-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 92,399 92,399 03-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 13,631 13,631 03-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -1,927 -1,927 03-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 16,888 16,888 RIO page 110 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 197 197 03-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -46,320 -46,320 03-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -541,770 -541,770 03-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -269 -269 03-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 6,266 6,266 03-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -11 -11 03-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 1 1 03-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -13 -13 03-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -619 -619 03-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 3,407 3,407 03-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -128 -128 03-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -77,213 -77,213 03-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 385,419 385,419 03-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 9 9 03-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 17,673 17,673 03-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -7,667 -7,667 03-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 298 298 03-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -3,424 -3,424 03-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -93 -93 03-Nov-21 BlackRock Investment Management (Australia) Limited in specie n/a GBP ORD plc -5,790 -5,790 04-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,200 3,200 04-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,556 1,556 04-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 316 316 04-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 980 980 04-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 328 328 04-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 88.77 AUD ORD ltd 1,026 1,026 04-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 477 477 04-Nov-21 BlackRock Asset Management Deutschland AG on mkt buy 88.32 AUD ORD ltd 606 606 04-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.32 AUD ORD ltd 88 88 04-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 88.32 AUD ORD ltd -308 -308 04-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.32 AUD ORD ltd 106 106 04-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 88.32 AUD ORD ltd -153 -153 04-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 88.32 AUD ORD ltd 2,717 2,717 04-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 88.32 AUD ORD ltd 2,436 2,436 04-Nov-21 BlackRock Fund Advisors on mkt buy 88.32 AUD ORD ltd 1,644 1,644 04-Nov-21 BlackRock Fund Advisors on mkt buy 88.32 AUD ORD ltd 10,570 10,570 04-Nov-21 BlackRock Fund Advisors on mkt buy 88.32 AUD ORD ltd 3,076 3,076 04-Nov-21 BlackRock Japan Co., Ltd. on mkt sell 88.60 AUD ORD ltd -5,006 -5,006 04-Nov-21 BLACKROCK ADVISORS LLC on mkt sell 44.46 GBP ORD plc -2,545 -2,545 04-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 44.46 GBP ORD plc -1,040 -1,040 04-Nov-21 BLACKROCK ADVISORS LLC on mkt sell 44.46 GBP ORD plc -790 -790 04-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 44.46 GBP ORD plc -7,512 -7,512 04-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 44.46 GBP ORD plc -662 -662 04-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 44.46 GBP ORD plc -508 -508 04-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 44.46 GBP ORD plc -2,330 -2,330 04-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 44.46 GBP ORD plc -4,671 -4,671 04-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 44.46 GBP ORD plc -6,576 -6,576 04-Nov-21 BlackRock Japan Co., Ltd. on mkt sell 44.46 GBP ORD plc -15,146 -15,146 RIO page 111 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 44.54 GBP ORD plc -17,310 -17,310 04-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.55 GBP ORD plc 400 400 04-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.55 GBP ORD plc 3,000 3,000 04-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.55 GBP ORD plc 1,500 1,500 04-Nov-21 BlackRock Investment Management, LLC on mkt sell 44.36 GBP ORD plc -3,810 -3,810 04-Nov-21 BlackRock Fund Advisors on mkt buy 44.36 GBP ORD plc 4,973 4,973 04-Nov-21 BlackRock Fund Advisors on mkt buy 44.36 GBP ORD plc 25,705 25,705 04-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.36 GBP ORD plc 324 324 04-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.36 GBP ORD plc -756 -756 04-Nov-21 BlackRock Investment Management, LLC on mkt buy 44.36 GBP ORD plc 3,526 3,526 04-Nov-21 BlackRock Investment Management, LLC on mkt buy 44.36 GBP ORD plc 19,817 19,817 04-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.36 GBP ORD plc 212 212 04-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.36 GBP ORD plc 3,237 3,237 04-Nov-21 BlackRock Investment Management, LLC on mkt sell 44.36 GBP ORD plc -1,449 -1,449 04-Nov-21 BlackRock Asset Management Deutschland AG on mkt buy 44.36 GBP ORD plc 235 235 04-Nov-21 BlackRock Asset Management Deutschland AG on mkt buy 44.36 GBP ORD plc 1,166 1,166 04-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.36 GBP ORD plc -742 -742 04-Nov-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 1,984 1,984 04-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -59,797 -59,797 04-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -22,680 -22,680 04-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -20 -20 04-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -5 -5 04-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 14 14 04-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 410,378 410,378 04-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 42,966 42,966 04-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 227 227 04-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -1,564 -1,564 04-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 710 710 04-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 9 9 04-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 53 53 04-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -360 -360 04-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 143 143 04-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a USD ADR 1:1 35 35 04-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 51 51 04-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 4,032 4,032 04-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -5,331 -5,331 04-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 460 460 04-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 54 54 04-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -128 -128 04-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 21,603 21,603 04-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -91 -91 04-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -855 -855 04-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -249 -249 05-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,200 3,200 05-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,506 1,506 05-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,180 1,180 05-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,212 4,212 RIO page 112 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,065 3,065 05-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 944 944 05-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,452 2,452 05-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 650 650 05-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 204 204 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 89.12 AUD ORD ltd -390 -390 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 89.12 AUD ORD ltd -1,689 -1,689 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 89.12 AUD ORD ltd -2,372 -2,372 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 89.15 AUD ORD ltd 14,351 14,351 05-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -28,756 -28,756 05-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -9,542 -9,542 05-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 89.42 AUD ORD ltd -7,137 -7,137 05-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 89.42 AUD ORD ltd -1,031 -1,031 05-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 89.42 AUD ORD ltd -1,025 -1,025 05-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,240 2,240 05-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,080 5,080 05-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,794 2,794 05-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,232 1,232 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 88.81 AUD ORD ltd 8,000 8,000 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 88.81 AUD ORD ltd 4,800 4,800 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 88.81 AUD ORD ltd 800 800 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.81 AUD ORD ltd 180 180 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.81 AUD ORD ltd 240 240 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.81 AUD ORD ltd 880 880 05-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 88.81 AUD ORD ltd -153 -153 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.81 AUD ORD ltd 82 82 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.81 AUD ORD ltd 82 82 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.81 AUD ORD ltd 313 313 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 88.81 AUD ORD ltd -240 -240 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 88.81 AUD ORD ltd -1,113 -1,113 05-Nov-21 BlackRock Japan Co., Ltd. on mkt buy 44.46 GBP ORD plc 2,953 2,953 05-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 44.11 GBP ORD plc -654 -654 05-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 44.26 GBP ORD plc -31,600 -31,600 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.25 GBP ORD plc 2,651 2,651 05-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.25 GBP ORD plc -756 -756 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.25 GBP ORD plc 786 786 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.25 GBP ORD plc 253 253 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.25 GBP ORD plc 253 253 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.25 GBP ORD plc 932 932 05-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 44.25 GBP ORD plc 98 98 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 44.25 GBP ORD plc -1,229 -1,229 05-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.25 GBP ORD plc -5,184 -5,184 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.25 GBP ORD plc 723 723 05-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 128,826 128,826 05-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 425,892 425,892 05-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 93 93 05-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 167 167 05-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 35,161 35,161 05-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 224,854 224,854 05-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 11,930 11,930 05-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 103 103 05-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -52,366 -52,366 05-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 237 237 05-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 10 10 RIO page 113 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -13 -13 05-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -1,103 -1,103 05-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 1,171 1,171 05-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a USD ADR 1:1 -6 -6 05-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -52,261 -52,261 05-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 134,965 134,965 05-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 685 685 05-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 224 224 05-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -7 -7 05-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -238,014 -238,014 05-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -2,391 -2,391 05-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,592 -1,592 05-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,687 1,687 08-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 630 630 08-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,065 3,065 08-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,210 1,210 08-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,525 2,525 08-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 875 875 08-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,800 4,800 08-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -4,424 -4,424 08-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,468 -1,468 08-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 89.15 AUD ORD ltd 744 744 08-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.15 AUD ORD ltd 86 86 08-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 89.15 AUD ORD ltd -10,407 -10,407 08-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 89.15 AUD ORD ltd -2,096 -2,096 08-Nov-21 BLACKROCK ADVISORS LLC on mkt sell 44.55 GBP ORD plc -1,521 -1,521 08-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 44.55 GBP ORD plc -456 -456 08-Nov-21 BLACKROCK ADVISORS LLC on mkt sell 44.55 GBP ORD plc -368 -368 08-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 44.55 GBP ORD plc -4,613 -4,613 08-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 44.55 GBP ORD plc -402 -402 08-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 44.55 GBP ORD plc -306 -306 08-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 44.55 GBP ORD plc -1,400 -1,400 08-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 44.55 GBP ORD plc -2,885 -2,885 08-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 44.22 GBP ORD plc -16,948 -16,948 08-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 44.74 GBP ORD plc 16,952 16,952 08-Nov-21 BlackRock Investment Management, LLC on mkt buy 44.74 GBP ORD plc 1,816 1,816 08-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 44.74 GBP ORD plc -2,491 -2,491 08-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.74 GBP ORD plc 210 210 08-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.74 GBP ORD plc -2,710 -2,710 08-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 44.74 GBP ORD plc 11,370 11,370 08-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 44.74 GBP ORD plc -11,370 -11,370 08-Nov-21 BlackRock Investment Management, LLC on mkt buy 44.74 GBP ORD plc 2,710 2,710 08-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 62.29 USD ADR 1:1 8,332 8,332 08-Nov-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 1,984 1,984 08-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 875,270 875,270 RIO page 114 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 50,094 50,094 08-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -163 -163 08-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 6,513 6,513 08-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 34,768 34,768 08-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -258,017 -258,017 08-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 129,701 129,701 08-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -1,014 -1,014 08-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -332 -332 08-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -82 -82 08-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 2 2 08-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 16,707 16,707 08-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 69 69 08-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 1,418 1,418 08-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a USD ADR 1:1 1 1 08-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 -1 -1 08-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -1,208 -1,208 08-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 23,572 23,572 08-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 161,456 161,456 08-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -352 -352 08-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 7,322 7,322 08-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 1,585 1,585 08-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -23 -23 08-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,975 -1,975 08-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -321 -321 09-Nov-21 BlackRock Fund Advisors on mkt buy 89.52 AUD ORD ltd 731 731 09-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 89.52 AUD ORD ltd 591 591 09-Nov-21 BLACKROCK ADVISORS LLC on mkt buy 89.52 AUD ORD ltd 4,282 4,282 09-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 89.52 AUD ORD ltd 202 202 09-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 89.52 AUD ORD ltd 1,102 1,102 09-Nov-21 BLACKROCK ADVISORS LLC on mkt buy 89.52 AUD ORD ltd 559 559 09-Nov-21 BlackRock International Limited on mkt buy 89.52 AUD ORD ltd 87 87 09-Nov-21 BlackRock Investment Management, LLC on mkt buy 89.52 AUD ORD ltd 199 199 09-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 90.47 AUD ORD ltd -1,788 -1,788 09-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,556 1,556 09-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 316 316 09-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 735 735 09-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 246 246 09-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 89.26 AUD ORD ltd 12,571 12,571 09-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.98 AUD ORD ltd 180 180 09-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 88.98 AUD ORD ltd -153 -153 09-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 88.98 AUD ORD ltd -153 -153 09-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.98 AUD ORD ltd 164 164 09-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 88.98 AUD ORD ltd 11,798 11,798 09-Nov-21 BLACKROCK ADVISORS LLC on mkt buy 88.98 AUD ORD ltd 1,520 1,520 09-Nov-21 BlackRock Fund Advisors on mkt buy 44.62 GBP ORD plc 2,415 2,415 09-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.62 GBP ORD plc 1,653 1,653 09-Nov-21 BLACKROCK ADVISORS LLC on mkt buy 44.62 GBP ORD plc 9,639 9,639 09-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 44.62 GBP ORD plc 711 711 09-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 44.62 GBP ORD plc 2,359 2,359 RIO page 115 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Nov-21 BLACKROCK ADVISORS LLC on mkt buy 44.62 GBP ORD plc 1,315 1,315 09-Nov-21 BlackRock Investment Management, LLC on mkt buy 44.62 GBP ORD plc 662 662 09-Nov-21 BlackRock International Limited on mkt buy 44.60 GBP ORD plc 515 515 09-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 44.75 GBP ORD plc -857 -857 09-Nov-21 BlackRock Asset Management Deutschland AG on mkt buy 44.41 GBP ORD plc 2,336 2,336 09-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 61.60 USD ADR 1:1 -312 -312 09-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 44.58 GBP ORD plc -6,211 -6,211 09-Nov-21 BlackRock Asset Management Deutschland AG on mkt buy 44.41 GBP ORD plc 1,168 1,168 09-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.41 GBP ORD plc 486 486 09-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.41 GBP ORD plc 2,485 2,485 09-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.41 GBP ORD plc -756 -756 09-Nov-21 BlackRock Investment Management, LLC on mkt buy 44.41 GBP ORD plc 4,902 4,902 09-Nov-21 BLACKROCK ADVISORS LLC on mkt buy 44.41 GBP ORD plc 4,472 4,472 09-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.41 GBP ORD plc 786 786 09-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.41 GBP ORD plc -756 -756 09-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.41 GBP ORD plc 506 506 09-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,000 2,000 09-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,064 4,064 09-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,792 1,792 09-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -845,970 -845,970 09-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -12,251 -12,251 09-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -164 -164 09-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -7,127 -7,127 09-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 25,000 25,000 09-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 172,290 172,290 09-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -117,137 -117,137 09-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -150 -150 09-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 17 17 09-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 2,139 2,139 09-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -16 -16 09-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 11,398 11,398 09-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 4,612 4,612 09-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -3,689 -3,689 09-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a USD ADR 1:1 2 2 09-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 -30 -30 09-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 224 224 09-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -4,468 -4,468 09-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -161,366 -161,366 09-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 14 14 09-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -6,786 -6,786 09-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -213 -213 09-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -4,634 -4,634 09-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 45 45 10-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 9,096 9,096 10-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,167 1,167 10-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 237 237 10-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 6,064 6,064 10-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 87.64 AUD ORD ltd -8,113 -8,113 10-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 87.64 AUD ORD ltd -810 -810 10-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 87.64 AUD ORD ltd -842 -842 RIO page 116 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 87.51 AUD ORD ltd 851 851 10-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 87.51 AUD ORD ltd -567 -567 10-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 87.51 AUD ORD ltd 106 106 10-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 87.51 AUD ORD ltd 100 100 10-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 87.51 AUD ORD ltd -1,947 -1,947 10-Nov-21 BlackRock International Limited on mkt sell 87.51 AUD ORD ltd -9,657 -9,657 10-Nov-21 BlackRock Asset Management Deutschland AG on mkt buy 44.45 GBP ORD plc 1,168 1,168 10-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 44.25 GBP ORD plc -20,364 -20,364 10-Nov-21 BlackRock Asset Management North Asia Limited on mkt buy 44.45 GBP ORD plc 3,683 3,683 10-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.45 GBP ORD plc -1,718 -1,718 10-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.45 GBP ORD plc -16,282 -16,282 10-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.45 GBP ORD plc -4,819 -4,819 10-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.45 GBP ORD plc -1,796 -1,796 10-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.45 GBP ORD plc -1,176 -1,176 10-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.45 GBP ORD plc 779 779 10-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.45 GBP ORD plc 314 314 10-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.45 GBP ORD plc -3,482 -3,482 10-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.45 GBP ORD plc 324 324 10-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,000 5,000 10-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 16,680 16,680 10-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 5,500 5,500 10-Nov-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 78,716 78,716 10-Nov-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD ltd -16,740 -16,740 10-Nov-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 44,324 44,324 10-Nov-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc -44,324 -44,324 10-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 1,046,230 1,046,230 10-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -232,536 -232,536 10-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 128 128 10-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 86,160 86,160 10-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 35,648 35,648 10-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 123,750 123,750 10-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -252,286 -252,286 10-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -20 -20 10-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 1,267 1,267 10-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 1,249 1,249 10-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 20,876 20,876 10-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -742 -742 10-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -2,033 -2,033 10-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a USD ADR 1:1 3 3 10-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 -2 -2 10-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -14 -14 10-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 333,319 333,319 10-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -192,199 -192,199 10-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 201 201 10-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -303 -303 10-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -598 -598 10-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 3 3 10-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,204 -2,204 10-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -39 -39 11-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 89.14 AUD ORD ltd -2,421 -2,421 11-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.14 AUD ORD ltd 60 60 11-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.14 AUD ORD ltd 320 320 11-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.14 AUD ORD ltd 308 308 11-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 89.14 AUD ORD ltd -153 -153 RIO page 117 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Nov-21 BLACKROCK ADVISORS LLC on mkt buy 89.14 AUD ORD ltd 2,421 2,421 11-Nov-21 BLACKROCK ADVISORS LLC on mkt buy 89.14 AUD ORD ltd 4,188 4,188 11-Nov-21 BlackRock Asset Management Deutschland AG on mkt sell 45.97 GBP ORD plc -30,087 -30,087 11-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.65 GBP ORD plc 532 532 11-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 45.97 GBP ORD plc 5,269 5,269 11-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.97 GBP ORD plc 574 574 11-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 45.97 GBP ORD plc -756 -756 11-Nov-21 BLACKROCK ADVISORS LLC on mkt buy 45.97 GBP ORD plc 8,358 8,358 11-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.97 GBP ORD plc 262 262 11-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.97 GBP ORD plc 964 964 11-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 45.97 GBP ORD plc -13,105 -13,105 11-Nov-21 BLACKROCK ADVISORS LLC on mkt buy 45.97 GBP ORD plc 13,105 13,105 11-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.97 GBP ORD plc 888 888 11-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.97 GBP ORD plc 36,936 36,936 11-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -1,023,531 -1,023,531 11-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -42,703 -42,703 11-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 42 42 11-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -86,114 -86,114 11-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -3 -3 11-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -421,870 -421,870 11-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -2,633 -2,633 11-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -175 -175 11-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 533 533 11-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 400 400 11-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -21,734 -21,734 11-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 2,679 2,679 11-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -37 -37 11-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a USD ADR 1:1 -35 -35 11-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 7 7 11-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 227 227 11-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 533,058 533,058 11-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -15,656 -15,656 11-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -328 -328 11-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 162 162 11-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -730 -730 11-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,037 -1,037 11-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 3,052 3,052 11-Nov-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -676,000 -676,000 12-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -1,860 -1,860 12-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -646 -646 12-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,200 3,200 12-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 92.57 AUD ORD ltd 10,723 10,723 12-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 92.46 AUD ORD ltd -1,204 -1,204 12-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 92.46 AUD ORD ltd -342 -342 12-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 92.46 AUD ORD ltd -333 -333 12-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 92.21 AUD ORD ltd 86 86 12-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 92.21 AUD ORD ltd 160 160 12-Nov-21 BlackRock Fund Advisors on mkt buy 92.21 AUD ORD ltd 727 727 12-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 92.21 AUD ORD ltd 163 163 12-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 45.72 GBP ORD plc 3,500 3,500 RIO page 118 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 45.72 GBP ORD plc 1,038 1,038 12-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 45.97 GBP ORD plc 11,280 11,280 12-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -9,012 -9,012 12-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 45.63 GBP ORD plc 1,939 1,939 12-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 45.63 GBP ORD plc 5,960 5,960 12-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.63 GBP ORD plc 210 210 12-Nov-21 BlackRock Fund Advisors on mkt buy 45.63 GBP ORD plc 1,670 1,670 12-Nov-21 BlackRock Fund Advisors on mkt buy 45.63 GBP ORD plc 1,633 1,633 12-Nov-21 BlackRock Fund Advisors on mkt buy 45.63 GBP ORD plc 1,168 1,168 12-Nov-21 BlackRock Investment Management, LLC on mkt buy 45.63 GBP ORD plc 3,583 3,583 12-Nov-21 BlackRock Investment Management, LLC on mkt buy 45.63 GBP ORD plc 8,289 8,289 12-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 45.63 GBP ORD plc 8,199 8,199 12-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 45.63 GBP ORD plc 2,075 2,075 12-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 45.63 GBP ORD plc 807 807 12-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 45.63 GBP ORD plc 193 193 12-Nov-21 BlackRock Fund Advisors on mkt buy 45.63 GBP ORD plc 5,399 5,399 12-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 45.63 GBP ORD plc 55 55 12-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.63 GBP ORD plc 482 482 12-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 45.63 GBP ORD plc -3,856 -3,856 12-Nov-21 BlackRock Asset Management Deutschland AG on mkt sell 45.63 GBP ORD plc -10,028 -10,028 12-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 2,961,925 2,961,925 12-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -1,458 -1,458 12-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -6 -6 12-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 142 142 12-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -44,642 -44,642 12-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -2,970,859 -2,970,859 12-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 32,818 32,818 12-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 271 271 12-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 57 57 12-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 938 938 12-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 12,114 12,114 12-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -297 -297 12-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -207 -207 12-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 3 3 12-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 13,039 13,039 12-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -835,090 -835,090 12-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 2,859 2,859 12-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -268 -268 12-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -1,324 -1,324 12-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -6,837 -6,837 12-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -247 -247 12-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -93 -93 15-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,515 1,515 15-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 525 525 15-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,336 3,336 15-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,104 1,104 15-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 91.84 AUD ORD ltd 655 655 15-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 91.84 AUD ORD ltd 308 308 RIO page 119 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Nov-21 BlackRock Investment Management, LLC on mkt sell 91.84 AUD ORD ltd -790 -790 15-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 91.84 AUD ORD ltd -1,684 -1,684 15-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 91.84 AUD ORD ltd 5,131 5,131 15-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 45.11 GBP ORD plc -578 -578 15-Nov-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc 2,205 2,205 15-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 45.11 GBP ORD plc 14,842 14,842 15-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 45.14 GBP ORD plc -1,928 -1,928 15-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.14 GBP ORD plc 3,072 3,072 15-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.14 GBP ORD plc 412 412 15-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 45.14 GBP ORD plc 6,023 6,023 15-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 45.14 GBP ORD plc 27,114 27,114 15-Nov-21 BlackRock Investment Management, LLC on mkt sell 45.14 GBP ORD plc -1,135 -1,135 15-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 45.14 GBP ORD plc 1,306 1,306 15-Nov-21 BlackRock Fund Advisors on mkt buy 45.14 GBP ORD plc 6,694 6,694 15-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 45.14 GBP ORD plc 17,237 17,237 15-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 45.14 GBP ORD plc 31,509 31,509 15-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.14 GBP ORD plc 888 888 15-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 45.14 GBP ORD plc -2,892 -2,892 15-Nov-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD ltd 2,666 2,666 15-Nov-21 BlackRock Institutional Trust Company, National Association in specie n/a GBP ORD plc 8,063 8,063 15-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -2,924,555 -2,924,555 15-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -18,629 -18,629 15-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 2 2 15-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 9,387 9,387 15-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -140,274 -140,274 15-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 3,132,975 3,132,975 15-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 65,811 65,811 15-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 179 179 15-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -1,977 -1,977 15-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -72 -72 15-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 1 1 15-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -40,670 -40,670 15-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 76 76 15-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 1,829 1,829 15-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 -28 -28 15-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -16,612 -16,612 15-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -59,609 -59,609 15-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 188,469 188,469 15-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 54 54 15-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 9,657 9,657 15-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -8,284 -8,284 15-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -2 -2 15-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,254 -1,254 15-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 897 897 15-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. in specie n/a GBP ORD plc -14,712 -14,712 16-Nov-21 BlackRock (Singapore) Limited on mkt sell 90.85 AUD ORD ltd -535 -535 RIO page 120 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 90.50 AUD ORD ltd -1,535 -1,535 16-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 9,108 9,108 16-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 89.79 AUD ORD ltd -852 -852 16-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.79 AUD ORD ltd 567 567 16-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.79 AUD ORD ltd 849 849 16-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.79 AUD ORD ltd 924 924 16-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 89.79 AUD ORD ltd -2,086 -2,086 16-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 89.79 AUD ORD ltd 53 53 16-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 89.79 AUD ORD ltd -1,024 -1,024 16-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 89.79 AUD ORD ltd -349 -349 16-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 45.14 GBP ORD plc 743 743 16-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 44.80 GBP ORD plc -2,991 -2,991 16-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 6,000 6,000 16-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -9,024 -9,024 16-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.54 GBP ORD plc 19,283 19,283 16-Nov-21 BlackRock Investment Management, LLC on mkt buy 44.54 GBP ORD plc 1,450 1,450 16-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 44.54 GBP ORD plc 77 77 16-Nov-21 BlackRock Fund Advisors on mkt buy 44.54 GBP ORD plc 1,863 1,863 16-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 44.54 GBP ORD plc -17,288 -17,288 16-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 44.54 GBP ORD plc -3,405 -3,405 16-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.54 GBP ORD plc 2,664 2,664 16-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.54 GBP ORD plc 7,056 7,056 16-Nov-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,062 2,062 16-Nov-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc -16,475 -16,475 16-Nov-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD ltd -5,798 -5,798 16-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 1,297,959 1,297,959 16-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -82,559 -82,559 16-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -70 -70 16-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -26,496 -26,496 16-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 117,088 117,088 16-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -539,531 -539,531 16-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -72,177 -72,177 16-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -2,053 -2,053 16-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -771 -771 16-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 2,944 2,944 16-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 3,405 3,405 16-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -2,227 -2,227 16-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -4,959 -4,959 16-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -9 -9 16-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -115,618 -115,618 16-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -524,112 -524,112 16-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -1,216 -1,216 16-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -26,259 -26,259 16-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -51 -51 16-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,410 1,410 17-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 89.24 AUD ORD ltd 8,649 8,649 17-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 15,180 15,180 17-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 490 490 17-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 164 164 RIO page 121 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,500 4,500 17-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.91 AUD ORD ltd 240 240 17-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.91 AUD ORD ltd 48 48 17-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.91 AUD ORD ltd 96 96 17-Nov-21 BlackRock Asset Management North Asia Limited on mkt buy 88.91 AUD ORD ltd 2,424 2,424 17-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 88.91 AUD ORD ltd 2,618 2,618 17-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 88.91 AUD ORD ltd 686 686 17-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 44.28 GBP ORD plc -4,400 -4,400 17-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 44.47 GBP ORD plc -19,274 -19,274 17-Nov-21 BLACKROCK ADVISORS LLC on mkt buy 44.42 GBP ORD plc 3,601 3,601 17-Nov-21 BlackRock Asset Management North Asia Limited on mkt buy 44.53 GBP ORD plc 3,754 3,754 17-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.53 GBP ORD plc -3,619 -3,619 17-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.53 GBP ORD plc -2,891 -2,891 17-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.53 GBP ORD plc 10,525 10,525 17-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 44.53 GBP ORD plc 2,110 2,110 17-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.53 GBP ORD plc -1,928 -1,928 17-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.53 GBP ORD plc -2,034 -2,034 17-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.53 GBP ORD plc 1,048 1,048 17-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.53 GBP ORD plc 781 781 17-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.53 GBP ORD plc 151 151 17-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.53 GBP ORD plc 302 302 17-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.53 GBP ORD plc 9,960 9,960 17-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,696 3,696 17-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,382 8,382 17-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -280,398 -280,398 17-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -329,395 -329,395 17-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -156 -156 17-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 23,711 23,711 17-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 8,589 8,589 17-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 471,972 471,972 17-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 115,409 115,409 17-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -58 -58 17-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -653 -653 17-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 2,336 2,336 17-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 23 23 17-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -481 -481 17-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 4,586 4,586 17-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -86,324 -86,324 17-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 473,134 473,134 17-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -24 -24 17-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 23,916 23,916 17-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 12,725 12,725 17-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,366 1,366 17-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,065 -1,065 18-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 89.10 AUD ORD ltd -2,105 -2,105 18-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 89.32 AUD ORD ltd -1,389 -1,389 18-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,684 3,684 18-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,428 1,428 18-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,515 1,515 18-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 522 522 18-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,466 2,466 18-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,818 1,818 18-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 7,506 7,506 18-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,484 2,484 RIO page 122 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -6,636 -6,636 18-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -2,202 -2,202 18-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.51 AUD ORD ltd 5,971 5,971 18-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 89.51 AUD ORD ltd 43 43 18-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 89.51 AUD ORD ltd -153 -153 18-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 89.51 AUD ORD ltd 191 191 18-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 44.32 GBP ORD plc -1,264 -1,264 18-Nov-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc 4,400 4,400 18-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 43.84 GBP ORD plc 830 830 18-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 43.64 GBP ORD plc 3,038 3,038 18-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -10,528 -10,528 18-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 43.76 GBP ORD plc 988 988 18-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 43.76 GBP ORD plc -1,744 -1,744 18-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 43.76 GBP ORD plc 105 105 18-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 43.76 GBP ORD plc 625 625 18-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 43.76 GBP ORD plc -4,901 -4,901 18-Nov-21 BlackRock Fund Advisors on mkt buy 43.76 GBP ORD plc 4,535 4,535 18-Nov-21 BlackRock Investment Management, LLC on mkt sell 43.76 GBP ORD plc -441 -441 18-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 43.76 GBP ORD plc 781 781 18-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 43.76 GBP ORD plc 1,323 1,323 18-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 43.76 GBP ORD plc -3,642 -3,642 18-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 43.76 GBP ORD plc 768 768 18-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 43.76 GBP ORD plc -756 -756 18-Nov-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,062 2,062 18-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -432,810 -432,810 18-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -24,661 -24,661 18-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 2,627 2,627 18-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -23,708 -23,708 18-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 19,250 19,250 18-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -137,182 -137,182 18-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 26,482 26,482 18-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 25 25 18-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -197 -197 18-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -5,145 -5,145 18-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -23 -23 18-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -255 -255 18-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -4,564 -4,564 18-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 23,387 23,387 18-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -519,294 -519,294 18-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -30 -30 18-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -23,918 -23,918 18-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -12,725 -12,725 18-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 940 940 18-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,380 -1,380 19-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 88.73 AUD ORD ltd -1,388 -1,388 19-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 89.80 AUD ORD ltd 6,461 6,461 19-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 90.25 AUD ORD ltd 4,000 4,000 19-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 90.25 AUD ORD ltd 851 851 19-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 90.25 AUD ORD ltd 223 223 19-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 90.25 AUD ORD ltd 120 120 19-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 90.25 AUD ORD ltd 94 94 RIO page 123 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 90.25 AUD ORD ltd -308 -308 19-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 90.25 AUD ORD ltd -100 -100 19-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 90.25 AUD ORD ltd 6,064 6,064 19-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 90.25 AUD ORD ltd 416 416 19-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 90.25 AUD ORD ltd -3,252 -3,252 19-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.45 GBP ORD plc 400 400 19-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.45 GBP ORD plc 8,100 8,100 19-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.45 GBP ORD plc 9,400 9,400 19-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.45 GBP ORD plc 7,400 7,400 19-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.45 GBP ORD plc 300 300 19-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.45 GBP ORD plc 2,176 2,176 19-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.45 GBP ORD plc 3,300 3,300 19-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.45 GBP ORD plc 23,900 23,900 19-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 44.53 GBP ORD plc -165,585 -165,585 19-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.55 GBP ORD plc 15,619 15,619 19-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.55 GBP ORD plc 3,766 3,766 19-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.55 GBP ORD plc 18,805 18,805 19-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.55 GBP ORD plc 13,438 13,438 19-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.55 GBP ORD plc 4,721 4,721 19-Nov-21 BlackRock Investment Management, LLC on mkt sell 44.55 GBP ORD plc -2,147 -2,147 19-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.55 GBP ORD plc -1,906 -1,906 19-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.55 GBP ORD plc -1,512 -1,512 19-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.55 GBP ORD plc -314 -314 19-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 44.55 GBP ORD plc 6,549 6,549 19-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 44.55 GBP ORD plc -6,129 -6,129 19-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.55 GBP ORD plc 623 623 19-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.55 GBP ORD plc 524 524 19-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 44.55 GBP ORD plc 273 273 19-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 44.55 GBP ORD plc -5,784 -5,784 19-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 27,522 27,522 19-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 9,075 9,075 19-Nov-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc -62,322 -62,322 19-Nov-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD ltd -1,871 -1,871 19-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 25 25 19-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 607,038 607,038 19-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 3,780 3,780 19-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -1 -1 19-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -43,427 -43,427 19-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -499,007 -499,007 19-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -170,544 -170,544 19-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 8 8 19-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 40 40 19-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 6,168 6,168 19-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -38 -38 19-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 75,697 75,697 19-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 182,115 182,115 RIO page 124 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 1,561 1,561 19-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -981 -981 19-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 4,323 4,323 19-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 996 996 22-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,070 3,070 22-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,200 1,200 22-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,510 3,510 22-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,270 1,270 22-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 10,008 10,008 22-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,300 3,300 22-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 91.82 AUD ORD ltd 850 850 22-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 91.82 AUD ORD ltd 223 223 22-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 91.82 AUD ORD ltd 240 240 22-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 91.82 AUD ORD ltd -306 -306 22-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 91.82 AUD ORD ltd -8,276 -8,276 22-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 91.82 AUD ORD ltd -2,437 -2,437 22-Nov-21 BLACKROCK ADVISORS LLC on mkt buy 44.73 GBP ORD plc 87 87 22-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.40 GBP ORD plc 623 623 22-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 45.40 GBP ORD plc -1,512 -1,512 22-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.40 GBP ORD plc 880 880 22-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.40 GBP ORD plc 1,368 1,368 22-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.40 GBP ORD plc 1,048 1,048 22-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 45.40 GBP ORD plc 3,399 3,399 22-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 45.40 GBP ORD plc -749 -749 22-Nov-21 BlackRock Investment Management, LLC on mkt buy 45.40 GBP ORD plc 299 299 22-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 45.40 GBP ORD plc -5,034 -5,034 22-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 45.40 GBP ORD plc -4,820 -4,820 22-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 45.40 GBP ORD plc -1,464 -1,464 22-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 14,288 14,288 22-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -40 -40 22-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 193 193 22-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -104,905 -104,905 22-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -70,775 -70,775 22-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 22,000 22,000 22-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -13 -13 22-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 14,931 14,931 22-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 4 4 22-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 4,023 4,023 22-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -17 -17 22-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 68,952 68,952 22-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -182,801 -182,801 22-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 734 734 22-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 321 321 22-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -293 -293 23-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.13 AUD ORD ltd 400 400 23-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 420 420 23-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,292 -1,292 23-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -3,720 -3,720 23-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,572 5,572 23-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,846 1,846 23-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.13 AUD ORD ltd 6,000 6,000 23-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 95.13 AUD ORD ltd 88 88 23-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 95.13 AUD ORD ltd 43 43 23-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 95.13 AUD ORD ltd 122 122 23-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,786 2,786 RIO page 125 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 923 923 23-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 46.71 GBP ORD plc 3,076 3,076 23-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 46.71 GBP ORD plc 3,201 3,201 23-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 46.71 GBP ORD plc -2,497 -2,497 23-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 46.71 GBP ORD plc 105 105 23-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 46.71 GBP ORD plc 212 212 23-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 46.71 GBP ORD plc 524 524 23-Nov-21 BlackRock Asset Management Deutschland AG on mkt buy 46.71 GBP ORD plc 304 304 23-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 46.71 GBP ORD plc 1,494 1,494 23-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 46.71 GBP ORD plc 498 498 23-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,515 1,515 23-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 525 525 23-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,862 2,862 23-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,098 1,098 23-Nov-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -2,062 -2,062 23-Nov-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD ltd 5,825 5,825 23-Nov-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc 19,047 19,047 23-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 15,139 15,139 23-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 493,270 493,270 23-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 9,506 9,506 23-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -1 -1 23-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -69,475 -69,475 23-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 29,455 29,455 23-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -36 -36 23-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -10,898 -10,898 23-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 1 1 23-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 14,110 14,110 23-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 10 10 23-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 91,182 91,182 23-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 6,854 6,854 23-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 1,117 1,117 23-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2,294 -2,294 23-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -125 -125 23-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -802 -802 24-Nov-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD ltd -26,065 -26,065 24-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 94.88 AUD ORD ltd 342 342 24-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 94.88 AUD ORD ltd 1,528 1,528 24-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 94.88 AUD ORD ltd 2,056 2,056 24-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 94.88 AUD ORD ltd 8,925 8,925 24-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 840 840 24-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,684 3,684 24-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,464 1,464 24-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.07 AUD ORD ltd 4,000 4,000 24-Nov-21 BlackRock Asset Management Deutschland AG on mkt buy 95.07 AUD ORD ltd 1,505 1,505 24-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 95.07 AUD ORD ltd 2,268 2,268 24-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 95.07 AUD ORD ltd 44 44 24-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 95.07 AUD ORD ltd -3,090 -3,090 24-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 95.07 AUD ORD ltd -131 -131 24-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 95.07 AUD ORD ltd 80 80 24-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 95.07 AUD ORD ltd -770 -770 24-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 95.07 AUD ORD ltd -154 -154 24-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 95.07 AUD ORD ltd -1,615 -1,615 RIO page 126 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 47.18 GBP ORD plc -904 -904 24-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 47.18 GBP ORD plc -6,912 -6,912 24-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 47.18 GBP ORD plc 1,368 1,368 24-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 47.18 GBP ORD plc 240 240 24-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 47.18 GBP ORD plc -758 -758 24-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 47.18 GBP ORD plc 442 442 24-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.18 GBP ORD plc -2,301 -2,301 24-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 47.18 GBP ORD plc -9,220 -9,220 24-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 47.18 GBP ORD plc -413 -413 24-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 47.18 GBP ORD plc -3,790 -3,790 24-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 47.18 GBP ORD plc 442 442 24-Nov-21 BlackRock Asset Management Deutschland AG on mkt buy 47.18 GBP ORD plc 2,900 2,900 24-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 47.18 GBP ORD plc 106 106 24-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 47.18 GBP ORD plc -1,862 -1,862 24-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 46,724 46,724 24-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -1,078,997 -1,078,997 24-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -2,647 -2,647 24-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 11,866 11,866 24-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 51,962 51,962 24-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 1,353,144 1,353,144 24-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 188,826 188,826 24-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -24 -24 24-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -19,104 -19,104 24-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 12,735 12,735 24-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 22,748 22,748 24-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 2,267 2,267 24-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -133,232 -133,232 24-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 457,467 457,467 24-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 3,694 3,694 24-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 10,379 10,379 24-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -737 -737 24-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -404 -404 24-Nov-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 10,693 10,693 25-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 96.24 AUD ORD ltd -1,253 -1,253 25-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 96.63 AUD ORD ltd -567 -567 25-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 96.63 AUD ORD ltd 409 409 25-Nov-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc 3,524 3,524 25-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 46.35 GBP ORD plc 810 810 25-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 46.68 GBP ORD plc 5,279 5,279 25-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.68 GBP ORD plc -597 -597 25-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 46.68 GBP ORD plc 1,538 1,538 25-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.68 GBP ORD plc -3,856 -3,856 25-Nov-21 BlackRock Asset Management Deutschland AG on mkt sell 46.68 GBP ORD plc -9,344 -9,344 25-Nov-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD ltd -8,626 -8,626 25-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 1,518,844 1,518,844 25-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 10,328 10,328 25-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -66 -66 25-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 12,719 12,719 25-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -1,700,767 -1,700,767 25-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 74,805 74,805 25-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -10 -10 25-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -385 -385 RIO page 127 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -12,745 -12,745 25-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 2,110 2,110 25-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 5,385 5,385 25-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 1,390 1,390 25-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 30,351 30,351 25-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 19 19 25-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 11,707 11,707 26-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 95.71 AUD ORD ltd -1,890 -1,890 26-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 94.46 AUD ORD ltd 1,600 1,600 26-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 94.19 AUD ORD ltd -570 -570 26-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 94.46 AUD ORD ltd 852 852 26-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 94.46 AUD ORD ltd 1,680 1,680 26-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 94.46 AUD ORD ltd -212 -212 26-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 94.46 AUD ORD ltd 308 308 26-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 94.46 AUD ORD ltd -164 -164 26-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 94.46 AUD ORD ltd -9,231 -9,231 26-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 94.46 AUD ORD ltd -725 -725 26-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 94.46 AUD ORD ltd -1,968 -1,968 26-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 94.46 AUD ORD ltd -1,163 -1,163 26-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 94.46 AUD ORD ltd 745 745 26-Nov-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc -11,580 -11,580 26-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 45.47 GBP ORD plc -4,300 -4,300 26-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 45.43 GBP ORD plc -648 -648 26-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.43 GBP ORD plc 888 888 26-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 45.43 GBP ORD plc -506 -506 26-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 45.43 GBP ORD plc -6,661 -6,661 26-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 45.43 GBP ORD plc -1,288 -1,288 26-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 45.43 GBP ORD plc -4,813 -4,813 26-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 45.43 GBP ORD plc 135 135 26-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 45.43 GBP ORD plc -5,174 -5,174 26-Nov-21 BlackRock Asset Management Deutschland AG on mkt sell 45.43 GBP ORD plc -10,028 -10,028 26-Nov-21 BlackRock Asset Management Deutschland AG on mkt sell 45.43 GBP ORD plc -30,084 -30,084 26-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 45.43 GBP ORD plc -965 -965 26-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.43 GBP ORD plc 5,040 5,040 26-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 45.43 GBP ORD plc 1,323 1,323 26-Nov-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,062 2,062 26-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -1,407,893 -1,407,893 26-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 198,973 198,973 26-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -462 -462 26-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 23 23 26-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -27,689 -27,689 26-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 1,387,135 1,387,135 26-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -35,555 -35,555 26-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -12 -12 26-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -97 -97 26-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -4 -4 26-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -103 -103 RIO page 128 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -329 -329 26-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 119,250 119,250 26-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 36,260 36,260 26-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 1,527 1,527 26-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -230 -230 26-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -406 -406 26-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 73 73 29-Nov-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,800 4,800 29-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.39 AUD ORD ltd 4,800 4,800 29-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 95.39 AUD ORD ltd 215 215 29-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 95.39 AUD ORD ltd -530 -530 29-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 95.39 AUD ORD ltd -765 -765 29-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 95.39 AUD ORD ltd 50 50 29-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.39 AUD ORD ltd 2,826 2,826 29-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 95.39 AUD ORD ltd -711 -711 29-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 46.82 GBP ORD plc 255 255 29-Nov-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -7,520 -7,520 29-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 46.22 GBP ORD plc 12,973 12,973 29-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.22 GBP ORD plc -1,821 -1,821 29-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.22 GBP ORD plc -3,860 -3,860 29-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 46.22 GBP ORD plc 751 751 29-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.22 GBP ORD plc -2,712 -2,712 29-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.22 GBP ORD plc -3,780 -3,780 29-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 46.22 GBP ORD plc 525 525 29-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.22 GBP ORD plc -1,620 -1,620 29-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 46.22 GBP ORD plc 157 157 29-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 46.22 GBP ORD plc 4,968 4,968 29-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 59,943 59,943 29-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 47,469 47,469 29-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 459 459 29-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -24,612 -24,612 29-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -1 -1 29-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 600,867 600,867 29-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -23,915 -23,915 29-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -51 -51 29-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 809 809 29-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -13 -13 29-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 2,214 2,214 29-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -5,128 -5,128 29-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 83,272 83,272 29-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -529,810 -529,810 29-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -1,841 -1,841 29-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -21,858 -21,858 29-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1,225 -1,225 29-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 414 414 29-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 3,369 3,369 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 93.50 AUD ORD ltd 2,000 2,000 30-Nov-21 BlackRock Asset Management Deutschland AG on mkt buy 93.50 AUD ORD ltd 903 903 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 93.50 AUD ORD ltd 1,961 1,961 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 93.50 AUD ORD ltd 124 124 RIO page 129 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Nov-21 BlackRock Fund Advisors on mkt buy 93.50 AUD ORD ltd 13,855 13,855 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 93.50 AUD ORD ltd 379 379 30-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 93.50 AUD ORD ltd 350 350 30-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 93.50 AUD ORD ltd 1,078 1,078 30-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 93.50 AUD ORD ltd 6,786 6,786 30-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 93.50 AUD ORD ltd 23,960 23,960 30-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 93.50 AUD ORD ltd 4,152 4,152 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 93.50 AUD ORD ltd 1,455 1,455 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -803 -803 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -119 -119 30-Nov-21 BlackRock International Limited on mkt buy 93.50 AUD ORD ltd 1,031 1,031 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 93.50 AUD ORD ltd 30 30 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -2,356 -2,356 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 93.50 AUD ORD ltd -447 -447 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -205 -205 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -2,962 -2,962 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -191 -191 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 93.50 AUD ORD ltd -75 -75 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -257 -257 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -2,856 -2,856 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -3,287 -3,287 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -1,453 -1,453 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -625 -625 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -647 -647 30-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 93.50 AUD ORD ltd -105 -105 30-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 93.50 AUD ORD ltd -62 -62 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -1,030 -1,030 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -461 -461 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -1,441 -1,441 30-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 93.50 AUD ORD ltd -317 -317 30-Nov-21 BlackRock Investment Management, LLC on mkt sell 93.50 AUD ORD ltd -80 -80 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -380 -380 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -130 -130 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -7,056 -7,056 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 93.50 AUD ORD ltd 30 30 30-Nov-21 BlackRock Japan Co., Ltd. on mkt sell 93.50 AUD ORD ltd -442 -442 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 93.50 AUD ORD ltd -1,344 -1,344 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -616 -616 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -8,872 -8,872 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -578 -578 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 93.50 AUD ORD ltd -227 -227 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -772 -772 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -8,555 -8,555 RIO page 130 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -9,846 -9,846 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -4,357 -4,357 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -1,878 -1,878 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -1,948 -1,948 30-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 93.50 AUD ORD ltd -316 -316 30-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 93.50 AUD ORD ltd -191 -191 30-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 93.50 AUD ORD ltd 51 51 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 93.50 AUD ORD ltd 632 632 30-Nov-21 BlackRock Fund Advisors on mkt buy 93.50 AUD ORD ltd 184 184 30-Nov-21 BlackRock Fund Advisors on mkt buy 93.50 AUD ORD ltd 156 156 30-Nov-21 BlackRock Fund Advisors on mkt buy 93.50 AUD ORD ltd 165 165 30-Nov-21 BlackRock Fund Advisors on mkt buy 93.50 AUD ORD ltd 146 146 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 93.50 AUD ORD ltd 3,712 3,712 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -3,094 -3,094 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -1,388 -1,388 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 93.50 AUD ORD ltd 3,961 3,961 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -4,322 -4,322 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 93.50 AUD ORD ltd 6 6 30-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 93.50 AUD ORD ltd -960 -960 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 93.50 AUD ORD ltd 25 25 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 93.50 AUD ORD ltd 34 34 30-Nov-21 BlackRock Investment Management, LLC on mkt sell 93.50 AUD ORD ltd -246 -246 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -1,147 -1,147 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -392 -392 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 93.50 AUD ORD ltd -6,000 -6,000 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 93.50 AUD ORD ltd -438 -438 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 93.50 AUD ORD ltd -2,485 -2,485 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 93.50 AUD ORD ltd 2,137 2,137 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 93.50 AUD ORD ltd -1,497 -1,497 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 93.50 AUD ORD ltd -1,650 -1,650 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 93.50 AUD ORD ltd -1,431 -1,431 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 93.50 AUD ORD ltd -177 -177 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 93.50 AUD ORD ltd -585 -585 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 93.50 AUD ORD ltd -2,363 -2,363 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 93.50 AUD ORD ltd -7,360 -7,360 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 93.50 AUD ORD ltd 2,151 2,151 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 93.50 AUD ORD ltd -5,549 -5,549 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 93.50 AUD ORD ltd -8,117 -8,117 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 93.50 AUD ORD ltd -674 -674 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 93.50 AUD ORD ltd -2,971 -2,971 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 93.50 AUD ORD ltd -527 -527 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 93.50 AUD ORD ltd 45,350 45,350 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 93.50 AUD ORD ltd -844 -844 30-Nov-21 BlackRock Fund Advisors on mkt buy 93.50 AUD ORD ltd 13,205 13,205 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -37,079 -37,079 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -10,452 -10,452 30-Nov-21 BlackRock Fund Advisors on mkt buy 93.50 AUD ORD ltd 11,156 11,156 30-Nov-21 BlackRock Fund Advisors on mkt buy 93.50 AUD ORD ltd 10,443 10,443 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 93.50 AUD ORD ltd 455 455 RIO page 131 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -3,774 -3,774 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 93.50 AUD ORD ltd 1,813 1,813 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 93.50 AUD ORD ltd 2,470 2,470 30-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 93.50 AUD ORD ltd -438 -438 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 93.50 AUD ORD ltd -769 -769 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -571 -571 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 93.50 AUD ORD ltd 17,348 17,348 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -8,238 -8,238 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -536 -536 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -559 -559 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -717 -717 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -7,944 -7,944 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -9,143 -9,143 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -4,044 -4,044 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -1,742 -1,742 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -1,806 -1,806 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -82 -82 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -2,871 -2,871 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -1,288 -1,288 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 93.50 AUD ORD ltd 23,619 23,619 30-Nov-21 BlackRock Fund Advisors on mkt sell 93.50 AUD ORD ltd -1,062 -1,062 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.50 AUD ORD ltd -364 -364 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 45.91 GBP ORD plc -2,777 -2,777 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 46.84 GBP ORD plc -18,413 -18,413 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 46.12 GBP ORD plc -51 -51 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 46.12 GBP ORD plc 767 767 30-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 46.12 GBP ORD plc 5,543 5,543 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 46.12 GBP ORD plc 3,713 3,713 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 46.12 GBP ORD plc -2,701 -2,701 30-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 46.12 GBP ORD plc -1,683 -1,683 30-Nov-21 BlackRock Asset Management North Asia Limited on mkt sell 46.12 GBP ORD plc -1,302 -1,302 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 46.12 GBP ORD plc -19,250 -19,250 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -3,631 -3,631 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 46.12 GBP ORD plc -5,816 -5,816 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 46.12 GBP ORD plc -53,340 -53,340 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 46.12 GBP ORD plc -1,399 -1,399 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 46.12 GBP ORD plc -1,740 -1,740 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -1,770 -1,770 30-Nov-21 BlackRock Japan Co., Ltd. on mkt sell 46.12 GBP ORD plc -2,567 -2,567 30-Nov-21 BlackRock Japan Co., Ltd. on mkt sell 46.12 GBP ORD plc -33 -33 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -482 -482 30-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 46.12 GBP ORD plc -5,971 -5,971 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 46.12 GBP ORD plc -2,098 -2,098 RIO page 132 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.12 GBP ORD plc -2,328 -2,328 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.12 GBP ORD plc -895 -895 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.12 GBP ORD plc -1,086 -1,086 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 46.12 GBP ORD plc -4,615 -4,615 30-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 46.12 GBP ORD plc 697 697 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 46.12 GBP ORD plc 400 400 30-Nov-21 BlackRock Fund Advisors on mkt sell 46.12 GBP ORD plc -1,392 -1,392 30-Nov-21 BlackRock Fund Advisors on mkt sell 46.12 GBP ORD plc -1,919 -1,919 30-Nov-21 BlackRock Fund Advisors on mkt sell 46.12 GBP ORD plc -22,737 -22,737 30-Nov-21 BlackRock Fund Advisors on mkt sell 46.12 GBP ORD plc -4,006 -4,006 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -701 -701 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 46.12 GBP ORD plc -111 -111 30-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 46.12 GBP ORD plc -11,520 -11,520 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -5,559 -5,559 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -6,315 -6,315 30-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 46.12 GBP ORD plc -1,204 -1,204 30-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 46.12 GBP ORD plc -138 -138 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -98,250 -98,250 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -8,994 -8,994 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -2,487 -2,487 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -150 -150 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -61,718 -61,718 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -1,079 -1,079 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -3,465 -3,465 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -32 -32 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -753 -753 30-Nov-21 BlackRock Fund Advisors on mkt sell 46.12 GBP ORD plc -573 -573 30-Nov-21 BlackRock Fund Advisors on mkt sell 46.12 GBP ORD plc -8,724 -8,724 30-Nov-21 BlackRock Fund Advisors on mkt sell 46.12 GBP ORD plc -7,875 -7,875 30-Nov-21 BlackRock Fund Advisors on mkt sell 46.12 GBP ORD plc -3,427 -3,427 30-Nov-21 BlackRock Fund Advisors on mkt sell 46.12 GBP ORD plc -48,576 -48,576 30-Nov-21 BlackRock Fund Advisors on mkt sell 46.12 GBP ORD plc -277 -277 30-Nov-21 BlackRock Fund Advisors on mkt buy 46.12 GBP ORD plc 51 51 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 46.12 GBP ORD plc -143 -143 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 46.12 GBP ORD plc 2,337 2,337 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.12 GBP ORD plc -33,420 -33,420 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.12 GBP ORD plc -7,762 -7,762 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.12 GBP ORD plc -2,706 -2,706 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 46.12 GBP ORD plc -7,664 -7,664 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.12 GBP ORD plc -1,234 -1,234 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.12 GBP ORD plc -6,658 -6,658 30-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 46.12 GBP ORD plc -2,191 -2,191 30-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 46.12 GBP ORD plc -42,507 -42,507 30-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 46.12 GBP ORD plc -376 -376 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 46.12 GBP ORD plc -4,602 -4,602 30-Nov-21 BlackRock Investment Management, LLC on mkt sell 46.12 GBP ORD plc -1,178 -1,178 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.12 GBP ORD plc -244 -244 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 46.12 GBP ORD plc -492 -492 RIO page 133 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 46.12 GBP ORD plc -493 -493 30-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 46.12 GBP ORD plc -1,833 -1,833 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 46.12 GBP ORD plc -754 -754 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.12 GBP ORD plc -38 -38 30-Nov-21 BlackRock Asset Management Deutschland AG on mkt buy 46.12 GBP ORD plc 1,740 1,740 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -10,850 -10,850 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -6,510 -6,510 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -18,000 -18,000 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 46.12 GBP ORD plc -3,930 -3,930 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 46.12 GBP ORD plc 1,326 1,326 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 46.12 GBP ORD plc -28,018 -28,018 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -5,283 -5,283 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 46.12 GBP ORD plc -8,465 -8,465 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 46.12 GBP ORD plc -77,637 -77,637 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 46.12 GBP ORD plc -2,035 -2,035 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 46.12 GBP ORD plc -2,531 -2,531 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -2,577 -2,577 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -700 -700 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 46.12 GBP ORD plc 1,885 1,885 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 46.12 GBP ORD plc 3,869 3,869 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 46.12 GBP ORD plc 12,173 12,173 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.12 GBP ORD plc -2,863 -2,863 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.12 GBP ORD plc -1,100 -1,100 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.12 GBP ORD plc -1,335 -1,335 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 46.12 GBP ORD plc -6,717 -6,717 30-Nov-21 BlackRock Fund Advisors on mkt sell 46.12 GBP ORD plc -1,711 -1,711 30-Nov-21 BlackRock Fund Advisors on mkt sell 46.12 GBP ORD plc -2,362 -2,362 30-Nov-21 BlackRock Fund Advisors on mkt sell 46.12 GBP ORD plc -27,972 -27,972 30-Nov-21 BlackRock Fund Advisors on mkt sell 46.12 GBP ORD plc -4,928 -4,928 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -1,019 -1,019 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 46.12 GBP ORD plc 963 963 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 46.12 GBP ORD plc -161 -161 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -8,090 -8,090 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -9,192 -9,192 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 46.12 GBP ORD plc 38,992 38,992 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -107,249 -107,249 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -13,090 -13,090 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 46.12 GBP ORD plc 104,874 104,874 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 46.12 GBP ORD plc 27,819 27,819 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -3,619 -3,619 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -221 -221 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -89,831 -89,831 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 46.12 GBP ORD plc 71,557 71,557 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -1,570 -1,570 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -5,041 -5,041 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 46.12 GBP ORD plc -1,095 -1,095 30-Nov-21 BlackRock Fund Advisors on mkt sell 46.12 GBP ORD plc -833 -833 30-Nov-21 BlackRock Fund Advisors on mkt sell 46.12 GBP ORD plc -12,699 -12,699 30-Nov-21 BlackRock Fund Advisors on mkt sell 46.12 GBP ORD plc -11,461 -11,461 30-Nov-21 BlackRock Fund Advisors on mkt sell 46.12 GBP ORD plc -4,987 -4,987 30-Nov-21 BlackRock Fund Advisors on mkt sell 46.12 GBP ORD plc -70,704 -70,704 30-Nov-21 BlackRock Fund Advisors on mkt sell 46.12 GBP ORD plc -403 -403 30-Nov-21 BlackRock Fund Advisors on mkt buy 46.12 GBP ORD plc 26,540 26,540 30-Nov-21 BlackRock Fund Advisors on mkt buy 46.12 GBP ORD plc 4,456 4,456 RIO page 134 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Nov-21 BlackRock Investment Management, LLC on mkt buy 46.12 GBP ORD plc 2,193 2,193 30-Nov-21 BlackRock Investment Management, LLC on mkt buy 46.12 GBP ORD plc 2,555 2,555 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 46.12 GBP ORD plc 36,049 36,049 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.12 GBP ORD plc -9,550 -9,550 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.12 GBP ORD plc -3,328 -3,328 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 46.12 GBP ORD plc -11,153 -11,153 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.12 GBP ORD plc -1,517 -1,517 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.12 GBP ORD plc -9,691 -9,691 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 46.12 GBP ORD plc 896 896 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 46.12 GBP ORD plc 1,344 1,344 30-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 46.12 GBP ORD plc -547 -547 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.12 GBP ORD plc -299 -299 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 46.12 GBP ORD plc 1,719 1,719 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 46.12 GBP ORD plc 88,603 88,603 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 46.12 GBP ORD plc 27,800 27,800 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 46.12 GBP ORD plc 116,631 116,631 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 46.12 GBP ORD plc 40,371 40,371 30-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 46.12 GBP ORD plc 821 821 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 46.12 GBP ORD plc -717 -717 30-Nov-21 BlackRock Fund Advisors on mkt buy 46.12 GBP ORD plc 4,468 4,468 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 46.12 GBP ORD plc -1,097 -1,097 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.12 GBP ORD plc -47 -47 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 46.12 GBP ORD plc -41,731 -41,731 30-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -241,036 -241,036 30-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -222,975 -222,975 30-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -195 -195 30-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 1 1 30-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -235,753 -235,753 30-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 283 283 30-Nov-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -15 -15 30-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -1,255 -1,255 30-Nov-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 1 1 30-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -3,405 -3,405 30-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 11,638 11,638 30-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -210 -210 30-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -118,225 -118,225 30-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -85 -85 30-Nov-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 78 78 30-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 3,405 3,405 30-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 13,959 13,959 30-Nov-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,282 -2,282 RIO page 135 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Dec-21 BlackRock Asset Management Canada Limited on mkt sell 94.34 AUD ORD ltd -30 -30 01-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.45 AUD ORD ltd 1,445 1,445 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 95.09 AUD ORD ltd -49 -49 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 94.72 AUD ORD ltd -4,792 -4,792 01-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -2,856 -2,856 01-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -7,600 -7,600 01-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 735 735 01-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 246 246 01-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.44 AUD ORD ltd 300 300 01-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.44 AUD ORD ltd 6,074 6,074 01-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.35 AUD ORD ltd 2,797 2,797 01-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.76 AUD ORD ltd 655 655 01-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 95.76 AUD ORD ltd 328 328 01-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 95.76 AUD ORD ltd 400 400 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 95.76 AUD ORD ltd -150 -150 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 95.76 AUD ORD ltd -464 -464 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 95.76 AUD ORD ltd -2,088 -2,088 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 95.76 AUD ORD ltd -657 -657 01-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 95.76 AUD ORD ltd 550 550 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 95.76 AUD ORD ltd -5,433 -5,433 01-Dec-21 BlackRock Fund Advisors on mkt sell 95.76 AUD ORD ltd -657 -657 01-Dec-21 BlackRock Asset Management Canada Limited on mkt sell 47.05 GBP ORD plc -23 -23 01-Dec-21 BLACKROCK ADVISORS LLC on mkt buy 47.22 GBP ORD plc 18,740 18,740 01-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 47.22 GBP ORD plc 1,418 1,418 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 47.41 GBP ORD plc -900 -900 01-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 47.41 GBP ORD plc -6,418 -6,418 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.41 GBP ORD plc -1,210 -1,210 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 47.41 GBP ORD plc -1,938 -1,938 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 47.41 GBP ORD plc -17,783 -17,783 01-Dec-21 BlackRock Japan Co., Ltd. on mkt sell 47.41 GBP ORD plc -855 -855 01-Dec-21 BlackRock Asset Management Canada Limited on mkt sell 47.41 GBP ORD plc -1,990 -1,990 01-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.41 GBP ORD plc -776 -776 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 47.41 GBP ORD plc -1,538 -1,538 01-Dec-21 BlackRock Fund Advisors on mkt sell 47.41 GBP ORD plc -7,581 -7,581 01-Dec-21 BlackRock Fund Advisors on mkt sell 47.41 GBP ORD plc -1,335 -1,335 01-Dec-21 BlackRock Asset Management Canada Limited on mkt sell 47.41 GBP ORD plc -3,841 -3,841 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.41 GBP ORD plc -1,852 -1,852 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.41 GBP ORD plc -2,105 -2,105 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.41 GBP ORD plc -2,998 -2,998 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.41 GBP ORD plc -829 -829 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.41 GBP ORD plc -20,577 -20,577 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.41 GBP ORD plc -1,154 -1,154 01-Dec-21 BlackRock Fund Advisors on mkt sell 47.41 GBP ORD plc -2,909 -2,909 01-Dec-21 BlackRock Fund Advisors on mkt sell 47.41 GBP ORD plc -2,625 -2,625 01-Dec-21 BlackRock Fund Advisors on mkt sell 47.41 GBP ORD plc -1,142 -1,142 01-Dec-21 BlackRock Fund Advisors on mkt sell 47.41 GBP ORD plc -16,196 -16,196 01-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.41 GBP ORD plc -11,142 -11,142 01-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.41 GBP ORD plc -2,588 -2,588 01-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.41 GBP ORD plc -901 -901 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 47.41 GBP ORD plc -2,554 -2,554 RIO page 136 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.94 GBP ORD plc -2,219 -2,219 01-Dec-21 BlackRock Asset Management Canada Limited on mkt sell 47.41 GBP ORD plc -14,172 -14,172 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 47.41 GBP ORD plc -1,534 -1,534 01-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 47.41 GBP ORD plc -560 -560 01-Dec-21 BlackRock Asset Management North Asia Limited on mkt sell 47.41 GBP ORD plc -434 -434 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 47.41 GBP ORD plc -466 -466 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 47.41 GBP ORD plc -579 -579 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.41 GBP ORD plc -590 -590 01-Dec-21 BlackRock Japan Co., Ltd. on mkt sell 47.41 GBP ORD plc -11 -11 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.41 GBP ORD plc -160 -160 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 47.41 GBP ORD plc -699 -699 01-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.41 GBP ORD plc -298 -298 01-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.41 GBP ORD plc -362 -362 01-Dec-21 BlackRock Fund Advisors on mkt sell 47.41 GBP ORD plc -463 -463 01-Dec-21 BlackRock Fund Advisors on mkt sell 47.41 GBP ORD plc -639 -639 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.41 GBP ORD plc -233 -233 01-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 47.41 GBP ORD plc -37 -37 01-Dec-21 BlackRock Asset Management Canada Limited on mkt sell 47.41 GBP ORD plc -401 -401 01-Dec-21 BlackRock Asset Management Canada Limited on mkt sell 47.41 GBP ORD plc -46 -46 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.41 GBP ORD plc -49 -49 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.41 GBP ORD plc -359 -359 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.41 GBP ORD plc -10 -10 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.41 GBP ORD plc -251 -251 01-Dec-21 BlackRock Fund Advisors on mkt sell 47.41 GBP ORD plc -190 -190 01-Dec-21 BlackRock Fund Advisors on mkt sell 47.41 GBP ORD plc -92 -92 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 47.41 GBP ORD plc -47 -47 01-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.94 GBP ORD plc -411 -411 01-Dec-21 BlackRock Asset Management Canada Limited on mkt sell 47.41 GBP ORD plc -730 -730 01-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 47.41 GBP ORD plc -125 -125 01-Dec-21 BlackRock Investment Management, LLC on mkt sell 47.41 GBP ORD plc -392 -392 01-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.41 GBP ORD plc -81 -81 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 47.41 GBP ORD plc -163 -163 01-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 47.41 GBP ORD plc -164 -164 01-Dec-21 BlackRock Asset Management Canada Limited on mkt sell 47.41 GBP ORD plc -611 -611 01-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.41 GBP ORD plc -12 -12 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 46.86 GBP ORD plc -550 -550 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 46.75 GBP ORD plc -1,371 -1,371 01-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 46.56 GBP ORD plc 5,885 5,885 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.75 GBP ORD plc 33,695 33,695 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.75 GBP ORD plc 942 942 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.75 GBP ORD plc 959 959 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.75 GBP ORD plc 887 887 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.75 GBP ORD plc 896 896 RIO page 137 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.75 GBP ORD plc 1,128 1,128 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.75 GBP ORD plc 1,021 1,021 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.75 GBP ORD plc 472 472 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.65 GBP ORD plc 24,436 24,436 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.65 GBP ORD plc 684 684 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.65 GBP ORD plc 695 695 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.65 GBP ORD plc 643 643 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.65 GBP ORD plc 650 650 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.65 GBP ORD plc 818 818 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.65 GBP ORD plc 740 740 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.65 GBP ORD plc 343 343 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 46.64 GBP ORD plc -732 -732 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 46.78 GBP ORD plc -8,525 -8,525 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 46.92 GBP ORD plc -2,660 -2,660 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 46.92 GBP ORD plc -8,688 -8,688 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 46.92 GBP ORD plc -1,760 -1,760 01-Dec-21 BlackRock Fund Advisors on mkt sell 46.92 GBP ORD plc -725 -725 01-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 46.92 GBP ORD plc -2,524 -2,524 01-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 46.92 GBP ORD plc 4,178 4,178 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.93 GBP ORD plc 83,613 83,613 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.93 GBP ORD plc 2,339 2,339 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.93 GBP ORD plc 2,379 2,379 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.93 GBP ORD plc 2,201 2,201 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.93 GBP ORD plc 2,223 2,223 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.93 GBP ORD plc 2,800 2,800 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.93 GBP ORD plc 2,533 2,533 01-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.93 GBP ORD plc 1,172 1,172 01-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 46.92 GBP ORD plc 2,301 2,301 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 46.92 GBP ORD plc -2,010 -2,010 01-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 46.92 GBP ORD plc 1,200 1,200 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 46.92 GBP ORD plc -452 -452 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 46.92 GBP ORD plc -2,496 -2,496 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 46.92 GBP ORD plc -7,920 -7,920 01-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 46.92 GBP ORD plc 1,727 1,727 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 46.92 GBP ORD plc -6,516 -6,516 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 46.92 GBP ORD plc -8,710 -8,710 01-Dec-21 BlackRock Asset Management Deutschland AG on mkt sell 46.92 GBP ORD plc -30,081 -30,081 01-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -10,597 -10,597 01-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 23 23 01-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -36 -36 01-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 1 1 01-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 31,486 31,486 01-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -83,613 -83,613 01-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 43,587 43,587 01-Dec-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 59 59 01-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 748 748 01-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 469 469 RIO page 138 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -5 -5 01-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1 1 01-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 2,775 2,775 01-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -567 -567 01-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 695 695 01-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 16,662 16,662 01-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -273 -273 01-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -1,204 -1,204 01-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 1,830 1,830 01-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 753 753 01-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,261 1,261 02-Dec-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc 52,401 52,401 02-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 94.11 AUD ORD ltd 660 660 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 94.38 AUD ORD ltd -1,205 -1,205 02-Dec-21 BlackRock Japan Co., Ltd. on mkt buy 94.44 AUD ORD ltd 12,331 12,331 02-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -7,545 -7,545 02-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -2,100 -2,100 02-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,955 2,955 02-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 10,836 10,836 02-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,255 1,255 02-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,612 3,612 02-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 246 246 02-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 735 735 02-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 11,176 11,176 02-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,752 4,752 02-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 94.20 AUD ORD ltd -12,000 -12,000 02-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 94.20 AUD ORD ltd 301 301 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 94.20 AUD ORD ltd 26 26 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 94.20 AUD ORD ltd 208 208 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 94.20 AUD ORD ltd 120 120 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 94.20 AUD ORD ltd 300 300 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 94.20 AUD ORD ltd 277 277 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 94.20 AUD ORD ltd 308 308 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 94.20 AUD ORD ltd 924 924 02-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 94.20 AUD ORD ltd -696 -696 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 94.20 AUD ORD ltd 750 750 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 94.20 AUD ORD ltd 287 287 02-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 94.20 AUD ORD ltd -1,920 -1,920 02-Dec-21 BlackRock International Limited on mkt sell 94.20 AUD ORD ltd -2,153 -2,153 02-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 94.20 AUD ORD ltd 29 29 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.32 GBP ORD plc 10,108 10,108 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.32 GBP ORD plc 283 283 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.32 GBP ORD plc 288 288 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.32 GBP ORD plc 266 266 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.32 GBP ORD plc 269 269 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.32 GBP ORD plc 338 338 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.32 GBP ORD plc 306 306 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.32 GBP ORD plc 142 142 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 46.83 GBP ORD plc -13,646 -13,646 02-Dec-21 BlackRock Asset Management Deutschland AG on mkt sell 47.21 GBP ORD plc -10,028 -10,028 RIO page 139 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.42 GBP ORD plc 262 262 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.42 GBP ORD plc 16 16 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.42 GBP ORD plc 16 16 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.42 GBP ORD plc 16 16 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.42 GBP ORD plc 16 16 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.39 GBP ORD plc 27,376 27,376 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.39 GBP ORD plc 757 757 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.39 GBP ORD plc 770 770 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.39 GBP ORD plc 727 727 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.39 GBP ORD plc 735 735 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.39 GBP ORD plc 909 909 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.39 GBP ORD plc 822 822 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.39 GBP ORD plc 388 388 02-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 47.06 GBP ORD plc -668 -668 02-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 46.89 GBP ORD plc -8,688 -8,688 02-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -2,226 -2,226 02-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -600 -600 02-Dec-21 BlackRock Japan Co., Ltd. on mkt buy 46.84 GBP ORD plc 37,354 37,354 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.94 GBP ORD plc 122,831 122,831 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.94 GBP ORD plc 3,436 3,436 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.94 GBP ORD plc 3,494 3,494 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.94 GBP ORD plc 3,233 3,233 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.94 GBP ORD plc 3,264 3,264 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.94 GBP ORD plc 4,113 4,113 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.94 GBP ORD plc 3,722 3,722 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 46.94 GBP ORD plc 1,723 1,723 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.21 GBP ORD plc 4,400 4,400 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.21 GBP ORD plc 80 80 02-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.21 GBP ORD plc -2,172 -2,172 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.21 GBP ORD plc 2,355 2,355 02-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.21 GBP ORD plc -4,690 -4,690 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.21 GBP ORD plc 1,310 1,310 02-Dec-21 BlackRock Asset Management North Asia Limited on mkt buy 47.21 GBP ORD plc 6,086 6,086 02-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 47.21 GBP ORD plc -5,370 -5,370 02-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 47.21 GBP ORD plc 47,076 47,076 02-Dec-21 BlackRock Investment Management, LLC on mkt sell 47.21 GBP ORD plc -2,424 -2,424 02-Dec-21 BlackRock Japan Co., Ltd. on mkt buy 47.21 GBP ORD plc 2,080 2,080 02-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 47.21 GBP ORD plc 28,928 28,928 02-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 47.21 GBP ORD plc 62 62 02-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 47.21 GBP ORD plc 580 580 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.21 GBP ORD plc 881 881 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.21 GBP ORD plc 640 640 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.21 GBP ORD plc 524 524 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.21 GBP ORD plc 831 831 RIO page 140 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.21 GBP ORD plc 2,664 2,664 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.21 GBP ORD plc 868 868 02-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 47.21 GBP ORD plc -1,031 -1,031 02-Dec-21 BlackRock Fund Advisors on mkt buy 47.21 GBP ORD plc 910 910 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.21 GBP ORD plc 2,093 2,093 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.21 GBP ORD plc 888 888 02-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.21 GBP ORD plc -2,628 -2,628 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.21 GBP ORD plc 1,320 1,320 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.21 GBP ORD plc 881 881 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.21 GBP ORD plc 5,292 5,292 02-Dec-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -11,941 -11,941 02-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,816 5,816 02-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,136 2,136 02-Dec-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -6,186 -6,186 02-Dec-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD ltd -467 -467 02-Dec-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD ltd 5,825 5,825 02-Dec-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc 19,047 19,047 02-Dec-21 BlackRock Advisors (UK) Limited in specie n/a AUD ORD ltd -5,825 -5,825 02-Dec-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc -19,047 -19,047 02-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -28,061 -28,061 02-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 237,209 237,209 02-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -656 -656 02-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 4 4 02-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -86,847 -86,847 02-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 99,473 99,473 02-Dec-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 12 12 02-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -748 -748 02-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 17 17 02-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -3 -3 02-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1 -1 02-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -10,757 -10,757 02-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 289 289 02-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 -695 -695 02-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 53,942 53,942 02-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -106 -106 02-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 240 240 02-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1,830 -1,830 02-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -132 -132 02-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 96 96 03-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.66 AUD ORD ltd 1,413 1,413 03-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.66 AUD ORD ltd 1,573 1,573 03-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.66 AUD ORD ltd 4,629 4,629 03-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 95.65 AUD ORD ltd 303 303 03-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 95.65 AUD ORD ltd -30,120 -30,120 03-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 95.41 AUD ORD ltd -2,133 -2,133 03-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 95.62 AUD ORD ltd 2,301 2,301 03-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 95.62 AUD ORD ltd 63 63 03-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 95.62 AUD ORD ltd 56 56 03-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 95.52 AUD ORD ltd 328 328 RIO page 141 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 95.52 AUD ORD ltd 120 120 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 95.52 AUD ORD ltd 540 540 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 95.52 AUD ORD ltd 480 480 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 95.52 AUD ORD ltd 308 308 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 95.52 AUD ORD ltd 308 308 03-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 95.74 AUD ORD ltd -10,672 -10,672 03-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 95.52 AUD ORD ltd -232 -232 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 95.52 AUD ORD ltd 1,998 1,998 03-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 95.52 AUD ORD ltd 357 357 03-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 95.52 AUD ORD ltd 329 329 03-Dec-21 BlackRock Asset Management Canada Limited on mkt buy 95.52 AUD ORD ltd 441 441 03-Dec-21 BLACKROCK ADVISORS LLC on mkt buy 95.52 AUD ORD ltd 1,462 1,462 03-Dec-21 BlackRock Asset Management Canada Limited on mkt buy 95.52 AUD ORD ltd 163 163 03-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 95.52 AUD ORD ltd 1,550 1,550 03-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 95.52 AUD ORD ltd 2,080 2,080 03-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 95.52 AUD ORD ltd 47 47 03-Dec-21 BlackRock Asset Management Deutschland AG on mkt sell 45.79 GBP ORD plc -10,027 -10,027 03-Dec-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc 6,167 6,167 03-Dec-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc 1,764 1,764 03-Dec-21 BLACKROCK ADVISORS LLC on mkt buy 46.13 GBP ORD plc 6,448 6,448 03-Dec-21 BLACKROCK ADVISORS LLC on mkt buy 46.13 GBP ORD plc 1,554 1,554 03-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 46.13 GBP ORD plc 19,275 19,275 03-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 46.13 GBP ORD plc 1,628 1,628 03-Dec-21 BlackRock Asset Management Canada Limited on mkt buy 46.13 GBP ORD plc 1,309 1,309 03-Dec-21 BlackRock Asset Management Canada Limited on mkt buy 46.13 GBP ORD plc 6,053 6,053 03-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 46.13 GBP ORD plc 11,894 11,894 03-Dec-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -79,341 -79,341 03-Dec-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -45,312 -45,312 03-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,960 1,960 03-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 688 688 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 45.79 GBP ORD plc 6,167 6,167 03-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 45.79 GBP ORD plc -880 -880 03-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 46.09 GBP ORD plc -85,272 -85,272 03-Dec-21 BlackRock Asset Management Canada Limited on mkt buy 45.79 GBP ORD plc 581 581 03-Dec-21 BlackRock Asset Management Canada Limited on mkt buy 45.79 GBP ORD plc 108 108 03-Dec-21 BLACKROCK ADVISORS LLC on mkt buy 45.79 GBP ORD plc 2,426 2,426 03-Dec-21 BlackRock Asset Management Canada Limited on mkt buy 45.79 GBP ORD plc 195 195 03-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 45.79 GBP ORD plc -719 -719 03-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 45.79 GBP ORD plc 51 51 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 45.79 GBP ORD plc 524 524 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 45.79 GBP ORD plc 2,358 2,358 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 45.79 GBP ORD plc 1,446 1,446 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 45.79 GBP ORD plc 888 888 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 45.79 GBP ORD plc 888 888 03-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 45.79 GBP ORD plc -40,480 -40,480 03-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 45.79 GBP ORD plc -1,322 -1,322 03-Dec-21 BLACKROCK ADVISORS LLC on mkt buy 45.79 GBP ORD plc 1,322 1,322 03-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,240 2,240 03-Dec-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD ltd -5,423 -5,423 03-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -807,576 -807,576 03-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 298,594 298,594 RIO page 142 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -1,603 -1,603 03-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 763 763 03-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 8,501 8,501 03-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -35,447 -35,447 03-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 88,901 88,901 03-Dec-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -23 -23 03-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -384 -384 03-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 2,893 2,893 03-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 2,729 2,729 03-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 6,667 6,667 03-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -59,915 -59,915 03-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 13,797 13,797 03-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 52 52 03-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 481 481 03-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,485 2,485 03-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,144 1,144 06-Dec-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD ltd 161,248 161,248 06-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,086 -1,086 06-Dec-21 BlackRock Fund Advisors on mkt buy 94.40 AUD ORD ltd 68 68 06-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 93.82 AUD ORD ltd 32,000 32,000 06-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 93.82 AUD ORD ltd 612 612 06-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 93.82 AUD ORD ltd 918 918 06-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 93.92 AUD ORD ltd -10,904 -10,904 06-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 93.82 AUD ORD ltd -638 -638 06-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 93.82 AUD ORD ltd -3,300 -3,300 06-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 93.82 AUD ORD ltd -14,722 -14,722 06-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 45.44 GBP ORD plc 13,800 13,800 06-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 45.44 GBP ORD plc 13,900 13,900 06-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 45.44 GBP ORD plc 1,300 1,300 06-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 45.44 GBP ORD plc 20,800 20,800 06-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 45.44 GBP ORD plc 6,800 6,800 06-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 45.44 GBP ORD plc 4,800 4,800 06-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 45.44 GBP ORD plc 7,500 7,500 06-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 45.44 GBP ORD plc 3,900 3,900 06-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 45.44 GBP ORD plc 2,300 2,300 06-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 45.44 GBP ORD plc 52,300 52,300 06-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 45.44 GBP ORD plc 1,800 1,800 06-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 45.44 GBP ORD plc 1,900 1,900 06-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 45.56 GBP ORD plc -635 -635 06-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 45.56 GBP ORD plc -2,732 -2,732 06-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 45.73 GBP ORD plc -41,360 -41,360 06-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 45.93 GBP ORD plc -1,783 -1,783 06-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 45.93 GBP ORD plc -32,696 -32,696 RIO page 143 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 45.93 GBP ORD plc -1,605 -1,605 06-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 45.93 GBP ORD plc 1,770 1,770 06-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 45.93 GBP ORD plc 2,655 2,655 06-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 45.93 GBP ORD plc 1,716 1,716 06-Dec-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,062 2,062 06-Dec-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -2,062 -2,062 06-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 49,208 49,208 06-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -77,765 -77,765 06-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 13,152 13,152 06-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -13 -13 06-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 5,356 5,356 06-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -245,271 -245,271 06-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -13,203 -13,203 06-Dec-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 175 175 06-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 13,101 13,101 06-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -22 -22 06-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 1,346 1,346 06-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -215 -215 06-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 297,796 297,796 06-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 32 32 06-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 10,737 10,737 06-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 83 83 06-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -3,560 -3,560 06-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 5,008 5,008 06-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,381 1,381 07-Dec-21 BlackRock Investment Management (Australia) Limited in specie n/a GBP ORD plc 3,846 3,846 07-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,470 1,470 07-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 522 522 07-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 735 735 07-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 246 246 07-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 92.86 AUD ORD ltd -1,462 -1,462 07-Dec-21 BlackRock Fund Advisors on mkt sell 94.46 AUD ORD ltd -668 -668 07-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 94.46 AUD ORD ltd -748 -748 07-Dec-21 BLACKROCK ADVISORS LLC on mkt sell 94.46 AUD ORD ltd -2,810 -2,810 07-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 94.46 AUD ORD ltd -277 -277 07-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 94.46 AUD ORD ltd -963 -963 07-Dec-21 BLACKROCK ADVISORS LLC on mkt sell 94.46 AUD ORD ltd -592 -592 07-Dec-21 BlackRock International Limited on mkt sell 94.46 AUD ORD ltd -321 -321 07-Dec-21 BlackRock Investment Management, LLC on mkt sell 94.46 AUD ORD ltd -309 -309 07-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 94.65 AUD ORD ltd 34,000 34,000 07-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 94.65 AUD ORD ltd 301 301 07-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 94.65 AUD ORD ltd -52 -52 07-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 94.66 AUD ORD ltd -3,234 -3,234 07-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 94.65 AUD ORD ltd 20,362 20,362 07-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 94.65 AUD ORD ltd 1,702 1,702 07-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 46.97 GBP ORD plc -592 -592 07-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 47.69 GBP ORD plc -3,257 -3,257 07-Dec-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc 7,938 7,938 RIO page 144 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.68 GBP ORD plc 3,166 3,166 07-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.68 GBP ORD plc 18,225 18,225 07-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.68 GBP ORD plc 19,271 19,271 07-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 47.61 GBP ORD plc -11,102 -11,102 07-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 47.61 GBP ORD plc -3,885 -3,885 07-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.09 GBP ORD plc -4,942 -4,942 07-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -18,108 -18,108 07-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.09 GBP ORD plc 15,565 15,565 07-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.09 GBP ORD plc 10,131 10,131 07-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.13 GBP ORD plc 81,737 81,737 07-Dec-21 BlackRock Investment Management, LLC on mkt sell 48.13 GBP ORD plc -1,625 -1,625 07-Dec-21 BlackRock Investment Management, LLC on mkt buy 48.13 GBP ORD plc 2,698 2,698 07-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.13 GBP ORD plc 1,323 1,323 07-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 48.13 GBP ORD plc 580 580 07-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.13 GBP ORD plc -160 -160 07-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.13 GBP ORD plc -12,320 -12,320 07-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 48.13 GBP ORD plc 18,688 18,688 07-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.13 GBP ORD plc 4,290 4,290 07-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.13 GBP ORD plc -2,172 -2,172 07-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.13 GBP ORD plc 1,534 1,534 07-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.13 GBP ORD plc -3,350 -3,350 07-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 65,005 65,005 07-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -450,239 -450,239 07-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -16,305 -16,305 07-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -226 -226 07-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -5,356 -5,356 07-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -194,111 -194,111 07-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -46,090 -46,090 07-Dec-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -7 -7 07-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -14,519 -14,519 07-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -20 -20 07-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 3,031 3,031 07-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -530 -530 07-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -263,923 -263,923 07-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 197 197 07-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -13,739 -13,739 07-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 12 12 07-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 3,405 3,405 07-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 726 726 07-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -4,398 -4,398 08-Dec-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD ltd 229,717 229,717 08-Dec-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD ltd 49,423 49,423 08-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 96.74 AUD ORD ltd 1,676 1,676 08-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 96.76 AUD ORD ltd 219 219 08-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 96.76 AUD ORD ltd 1,009 1,009 RIO page 145 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 96.76 AUD ORD ltd 3,633 3,633 08-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 96.90 AUD ORD ltd -537 -537 08-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,773 4,773 08-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 96.71 AUD ORD ltd 602 602 08-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 96.71 AUD ORD ltd -570 -570 08-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 96.71 AUD ORD ltd 180 180 08-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 96.71 AUD ORD ltd 1,407 1,407 08-Dec-21 BlackRock Asset Management North Asia Limited on mkt buy 96.71 AUD ORD ltd 2,823 2,823 08-Dec-21 BlackRock Asset Management Canada Limited on mkt buy 96.71 AUD ORD ltd 3,366 3,366 08-Dec-21 BlackRock Asset Management Canada Limited on mkt sell 96.71 AUD ORD ltd -1,037 -1,037 08-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.66 GBP ORD plc -254 -254 08-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 47.60 GBP ORD plc -2,883 -2,883 08-Dec-21 BLACKROCK ADVISORS LLC on mkt buy 47.53 GBP ORD plc 32 32 08-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 47.39 GBP ORD plc 1,160 1,160 08-Dec-21 BlackRock Investment Management, LLC on mkt buy 47.39 GBP ORD plc 512 512 08-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.39 GBP ORD plc 3,663 3,663 08-Dec-21 BlackRock Asset Management North Asia Limited on mkt buy 47.39 GBP ORD plc 5,386 5,386 08-Dec-21 BlackRock Asset Management Canada Limited on mkt buy 47.39 GBP ORD plc 8,932 8,932 08-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.39 GBP ORD plc -5,380 -5,380 08-Dec-21 BlackRock Fund Advisors on mkt buy 47.39 GBP ORD plc 11,260 11,260 08-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.39 GBP ORD plc 786 786 08-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.39 GBP ORD plc 19,175 19,175 08-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.39 GBP ORD plc 1,764 1,764 08-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.39 GBP ORD plc 1,320 1,320 08-Dec-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -2,062 -2,062 08-Dec-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc 11,941 11,941 08-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 52,165 52,165 08-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 96,396 96,396 08-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 16,056 16,056 08-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 26,778 26,778 08-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 96 96 08-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 1,096,207 1,096,207 08-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 33,139 33,139 08-Dec-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 19 19 08-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 627 627 08-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 33 33 08-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 7,703 7,703 08-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 429 429 08-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 17,794 17,794 08-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 183,337 183,337 08-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 537,700 537,700 08-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 5,932 5,932 08-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 22,384 22,384 08-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1,846 -1,846 08-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -3,759 -3,759 08-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -690 -690 09-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 714 714 RIO page 146 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 96.20 AUD ORD ltd 288 288 09-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 95.80 AUD ORD ltd 13 13 09-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 95.80 AUD ORD ltd 480 480 09-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 95.80 AUD ORD ltd -2,210 -2,210 09-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 95.80 AUD ORD ltd -642 -642 09-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 95.80 AUD ORD ltd -1,624 -1,624 09-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.57 GBP ORD plc 307,178 307,178 09-Dec-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 1,933 1,933 09-Dec-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD ltd 698 698 09-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 47.38 GBP ORD plc -3,650 -3,650 09-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.75 GBP ORD plc -5,197 -5,197 09-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 47.75 GBP ORD plc 2,360 2,360 09-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.75 GBP ORD plc 1,287 1,287 09-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.75 GBP ORD plc -2,172 -2,172 09-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.75 GBP ORD plc -2,010 -2,010 09-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 47.75 GBP ORD plc -4,912 -4,912 09-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.75 GBP ORD plc 40 40 09-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.75 GBP ORD plc 3,835 3,835 09-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.75 GBP ORD plc 2,096 2,096 09-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.75 GBP ORD plc 1,762 1,762 09-Dec-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,062 2,062 09-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -31,702 -31,702 09-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 437,721 437,721 09-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -12,899 -12,899 09-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 164 164 09-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -360 -360 09-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 140,529 140,529 09-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 164,795 164,795 09-Dec-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 84 84 09-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 249 249 09-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 16 16 09-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 612 612 09-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 4,122 4,122 09-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -203 -203 09-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -75,941 -75,941 09-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -1,177 -1,177 09-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -5,198 -5,198 09-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 176 176 09-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -255 -255 09-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 219 219 10-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 96.37 AUD ORD ltd 2,787 2,787 10-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -184 -184 10-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -242 -242 10-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 95.83 AUD ORD ltd 2,176 2,176 10-Dec-21 BlackRock Fund Advisors on mkt buy 95.83 AUD ORD ltd 1,973 1,973 10-Dec-21 BlackRock Japan Co., Ltd. on mkt sell 95.83 AUD ORD ltd -1,949 -1,949 10-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 95.83 AUD ORD ltd -3,920 -3,920 10-Dec-21 BlackRock Japan Co., Ltd. on mkt buy 47.57 GBP ORD plc 3,329 3,329 10-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.77 GBP ORD plc 99,003 99,003 10-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.78 GBP ORD plc 2,180 2,180 RIO page 147 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 47.78 GBP ORD plc 7,365 7,365 10-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.78 GBP ORD plc 2,132 2,132 10-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.97 GBP ORD plc 3,361 3,361 10-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 47.78 GBP ORD plc -4,125 -4,125 10-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.54 GBP ORD plc 880 880 10-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.54 GBP ORD plc -4,396 -4,396 10-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.54 GBP ORD plc 3,536 3,536 10-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.54 GBP ORD plc 8,454 8,454 10-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.54 GBP ORD plc 1,249 1,249 10-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 47.54 GBP ORD plc 1,248 1,248 10-Dec-21 BlackRock Investment Management, LLC on mkt buy 47.54 GBP ORD plc 3,982 3,982 10-Dec-21 BlackRock Fund Advisors on mkt buy 47.54 GBP ORD plc 2,214 2,214 10-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.54 GBP ORD plc -13,775 -13,775 10-Dec-21 BlackRock Investment Management, LLC on mkt buy 47.54 GBP ORD plc 278 278 10-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.54 GBP ORD plc -3,458 -3,458 10-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.54 GBP ORD plc -1,099 -1,099 10-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.54 GBP ORD plc -3,297 -3,297 10-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 9,054 9,054 10-Dec-21 BlackRock Fund Advisors on mkt sell 95.83 AUD ORD ltd -20 -20 10-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 67,702 67,702 10-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -410,471 -410,471 10-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 3,742 3,742 10-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 139 139 10-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -33 -33 10-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -350,253 -350,253 10-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -9,591 -9,591 10-Dec-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 147 147 10-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 828 828 10-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -38 -38 10-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 3 3 10-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -9,450 -9,450 10-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -1,037 -1,037 10-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 72,361 72,361 10-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 238 238 10-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 1,889 1,889 10-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -1,196 -1,196 10-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -29 -29 10-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,113 1,113 13-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -2,784 -2,784 13-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -4,650 -4,650 13-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 97.44 AUD ORD ltd 1,284 1,284 13-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.05 AUD ORD ltd -11,200 -11,200 13-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 98.05 AUD ORD ltd 13 13 13-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 98.05 AUD ORD ltd -212 -212 13-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 98.05 AUD ORD ltd -318 -318 13-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 98.05 AUD ORD ltd 306 306 13-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 98.05 AUD ORD ltd 612 612 13-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 98.05 AUD ORD ltd -3,978 -3,978 13-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 98.05 AUD ORD ltd -234 -234 13-Dec-21 BlackRock Fund Advisors on mkt sell 98.05 AUD ORD ltd -151 -151 13-Dec-21 BlackRock Fund Advisors on mkt sell 98.05 AUD ORD ltd -13,672 -13,672 13-Dec-21 BlackRock Fund Advisors on mkt sell 98.05 AUD ORD ltd -7,992 -7,992 RIO page 148 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Dec-21 BlackRock Fund Advisors on mkt sell 98.05 AUD ORD ltd -11,321 -11,321 13-Dec-21 BlackRock Fund Advisors on mkt sell 98.05 AUD ORD ltd -15,159 -15,159 13-Dec-21 BlackRock Fund Advisors on mkt sell 98.05 AUD ORD ltd -1,931 -1,931 13-Dec-21 BlackRock Fund Advisors on mkt sell 98.05 AUD ORD ltd -2,354 -2,354 13-Dec-21 BlackRock Fund Advisors on mkt sell 98.05 AUD ORD ltd -826 -826 13-Dec-21 BlackRock Fund Advisors on mkt sell 98.05 AUD ORD ltd -5,801 -5,801 13-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.86 GBP ORD plc 1,907 1,907 13-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 47.86 GBP ORD plc 12,283 12,283 13-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.86 GBP ORD plc 4,090 4,090 13-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.86 GBP ORD plc 6,955 6,955 13-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 47.78 GBP ORD plc -1,594 -1,594 13-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 47.80 GBP ORD plc -259 -259 13-Dec-21 BlackRock Fund Advisors on mkt sell 47.80 GBP ORD plc -41,362 -41,362 13-Dec-21 BlackRock Fund Advisors on mkt sell 47.80 GBP ORD plc -26,301 -26,301 13-Dec-21 BlackRock Fund Advisors on mkt sell 47.80 GBP ORD plc -42,543 -42,543 13-Dec-21 BlackRock Fund Advisors on mkt sell 47.80 GBP ORD plc -5,893 -5,893 13-Dec-21 BlackRock Fund Advisors on mkt sell 47.80 GBP ORD plc -2,345 -2,345 13-Dec-21 BlackRock Fund Advisors on mkt sell 47.80 GBP ORD plc -35,042 -35,042 13-Dec-21 BlackRock Fund Advisors on mkt sell 47.80 GBP ORD plc -3,398 -3,398 13-Dec-21 BlackRock Fund Advisors on mkt sell 47.80 GBP ORD plc -2,724 -2,724 13-Dec-21 BlackRock Fund Advisors on mkt sell 47.80 GBP ORD plc -25,950 -25,950 13-Dec-21 BlackRock Asset Management Canada Limited on mkt sell 47.80 GBP ORD plc -2,298 -2,298 13-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.99 GBP ORD plc -339 -339 13-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 48.13 GBP ORD plc -5,213 -5,213 13-Dec-21 BlackRock Asset Management Deutschland AG on mkt sell 47.48 GBP ORD plc -30,084 -30,084 13-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.48 GBP ORD plc 885 885 13-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.48 GBP ORD plc 1,764 1,764 13-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.48 GBP ORD plc 886 886 13-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.48 GBP ORD plc 40 40 13-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.48 GBP ORD plc -648 -648 13-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.48 GBP ORD plc 1,772 1,772 13-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.48 GBP ORD plc -14,994 -14,994 13-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.48 GBP ORD plc -2,007 -2,007 13-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.48 GBP ORD plc -882 -882 13-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.48 GBP ORD plc -972 -972 13-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.48 GBP ORD plc 2,646 2,646 13-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 44,400 44,400 13-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -20,747 -20,747 13-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -2,672 -2,672 13-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -26,775 -26,775 13-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -7,102 -7,102 13-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -473,145 -473,145 13-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 3,263 3,263 13-Dec-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 125 125 13-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -1,423 -1,423 13-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -14 -14 13-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -4,107 -4,107 13-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -9,027 -9,027 13-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -17,978 -17,978 13-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -217,476 -217,476 13-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -541,771 -541,771 13-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -3,930 -3,930 13-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -21,186 -21,186 13-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 6,235 6,235 RIO page 149 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -554 -554 14-Dec-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD ltd -48,224 -48,224 14-Dec-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD ltd -53,159 -53,159 14-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -7,750 -7,750 14-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,456 1,456 14-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,264 -1,264 14-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -3,640 -3,640 14-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 98.10 AUD ORD ltd 306 306 14-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 98.10 AUD ORD ltd 50 50 14-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 98.10 AUD ORD ltd -5,616 -5,616 14-Dec-21 BlackRock Asset Management Deutschland AG on mkt sell 98.10 AUD ORD ltd -970 -970 14-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 98.10 AUD ORD ltd -1,172 -1,172 14-Dec-21 BlackRock Asset Management Canada Limited on mkt buy 98.10 AUD ORD ltd 238 238 14-Dec-21 BlackRock Asset Management Canada Limited on mkt buy 98.10 AUD ORD ltd 53 53 14-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.41 GBP ORD plc 19,322 19,322 14-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 11,744 11,744 14-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 47.98 GBP ORD plc -4,025 -4,025 14-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.46 GBP ORD plc 3,347 3,347 14-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.46 GBP ORD plc 5,567 5,567 14-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.46 GBP ORD plc 1,936 1,936 14-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.46 GBP ORD plc 1,271 1,271 14-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.70 GBP ORD plc 877 877 14-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.83 GBP ORD plc 16,427 16,427 14-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,872 5,872 14-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.54 GBP ORD plc -55,970 -55,970 14-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.54 GBP ORD plc -4,352 -4,352 14-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.54 GBP ORD plc -141 -141 14-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.61 GBP ORD plc 7,230 7,230 14-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.61 GBP ORD plc 7,353 7,353 14-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.61 GBP ORD plc 6,802 6,802 14-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.61 GBP ORD plc 6,871 6,871 14-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.61 GBP ORD plc 8,654 8,654 14-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.61 GBP ORD plc 7,831 7,831 14-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.61 GBP ORD plc 3,625 3,625 14-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.54 GBP ORD plc -16,551 -16,551 14-Dec-21 BlackRock Asset Management Canada Limited on mkt buy 48.54 GBP ORD plc 260 260 14-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.54 GBP ORD plc 886 886 14-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.54 GBP ORD plc 157 157 14-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.54 GBP ORD plc -3,350 -3,350 14-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 5,810,197 5,810,197 14-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -108,043 -108,043 14-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -9,120 -9,120 14-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 1,166 1,166 14-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -24,411 -24,411 14-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -3,775,095 -3,775,095 14-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -4,431 -4,431 14-Dec-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -1,278 -1,278 RIO page 150 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Dec-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a AUD ORD ltd 112 112 14-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -6,843 -6,843 14-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -38 -38 14-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -296 -296 14-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -37,369 -37,369 14-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -718 -718 14-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 759,382 759,382 14-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 101,932 101,932 14-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 1,538 1,538 14-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 210 210 14-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1,978 -1,978 14-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -7,606 -7,606 14-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,272 1,272 15-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.65 AUD ORD ltd 284 284 15-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.65 AUD ORD ltd 1,299 1,299 15-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.65 AUD ORD ltd 1,464 1,464 15-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.65 AUD ORD ltd 3,038 3,038 15-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 729 729 15-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 243 243 15-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.34 AUD ORD ltd 1,310 1,310 15-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. in specie n/a GBP ORD plc 14,985 14,985 15-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. in specie n/a AUD ORD ltd 5,166 5,166 15-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.34 AUD ORD ltd 655 655 15-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 98.34 AUD ORD ltd -1,710 -1,710 15-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 98.34 AUD ORD ltd -240 -240 15-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 98.34 AUD ORD ltd 306 306 15-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 98.34 AUD ORD ltd 306 306 15-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 98.34 AUD ORD ltd 306 306 15-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 98.34 AUD ORD ltd 306 306 15-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 98.34 AUD ORD ltd 612 612 15-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 98.34 AUD ORD ltd -235 -235 15-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 98.34 AUD ORD ltd -3,525 -3,525 15-Dec-21 BlackRock Asset Management North Asia Limited on mkt buy 98.34 AUD ORD ltd 2,114 2,114 15-Dec-21 BlackRock Investment Management, LLC on mkt buy 98.34 AUD ORD ltd 3,198 3,198 15-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.34 AUD ORD ltd 1,628 1,628 15-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 98.34 AUD ORD ltd -1,412 -1,412 15-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 47.83 GBP ORD plc -171 -171 15-Dec-21 BlackRock Asset Management Canada Limited on mkt buy 47.82 GBP ORD plc 27 27 15-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 47.66 GBP ORD plc -7,320 -7,320 15-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.99 GBP ORD plc 500 500 15-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.99 GBP ORD plc 4,000 4,000 15-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.99 GBP ORD plc 400 400 15-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.99 GBP ORD plc 600 600 15-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.99 GBP ORD plc 13,300 13,300 RIO page 151 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 47.59 GBP ORD plc 17,274 17,274 15-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.59 GBP ORD plc 4,084 4,084 15-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.59 GBP ORD plc 3,133 3,133 15-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.62 GBP ORD plc 2,881 2,881 15-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.55 GBP ORD plc -6,528 -6,528 15-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.45 GBP ORD plc 886 886 15-Dec-21 BlackRock Asset Management North Asia Limited on mkt buy 47.45 GBP ORD plc 3,750 3,750 15-Dec-21 BlackRock Investment Management, LLC on mkt buy 47.45 GBP ORD plc 4,993 4,993 15-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 47.45 GBP ORD plc 4,927 4,927 15-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.45 GBP ORD plc -390 -390 15-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.45 GBP ORD plc 886 886 15-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.45 GBP ORD plc 886 886 15-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.45 GBP ORD plc 1,772 1,772 15-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.45 GBP ORD plc -882 -882 15-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.45 GBP ORD plc -13,230 -13,230 15-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.45 GBP ORD plc -22,477 -22,477 15-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.45 GBP ORD plc 886 886 15-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.45 GBP ORD plc -723 -723 15-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.45 GBP ORD plc 880 880 15-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.45 GBP ORD plc -4,186 -4,186 15-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.45 GBP ORD plc -1,836 -1,836 15-Dec-21 BlackRock Investment Management, LLC in specie n/a GBP ORD plc -149,809 -149,809 15-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 9,240 9,240 15-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,640 3,640 15-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 484,350 484,350 15-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 11,111 11,111 15-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -3,817 -3,817 15-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -67 -67 15-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -32,354 -32,354 15-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 241,731 241,731 15-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -82 -82 15-Dec-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 10 10 15-Dec-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a AUD ORD ltd -5 -5 15-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -1,373 -1,373 15-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 79 79 15-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -3,903 -3,903 15-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -8,397 -8,397 15-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -70 -70 15-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -222,813 -222,813 15-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -576 -576 15-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -3,829 -3,829 15-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -164 -164 15-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2,309 -2,309 15-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,237 2,237 15-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 67 67 16-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 98.07 AUD ORD ltd -69 -69 16-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,696 3,696 16-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,464 1,464 16-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 98.00 AUD ORD ltd -845 -845 16-Dec-21 BlackRock Asset Management Deutschland AG on mkt sell 98.00 AUD ORD ltd -323 -323 16-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 98.00 AUD ORD ltd 847 847 16-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 98.00 AUD ORD ltd -941 -941 RIO page 152 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 98.00 AUD ORD ltd 150 150 16-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 98.00 AUD ORD ltd 1,084 1,084 16-Dec-21 BlackRock Japan Co., Ltd. on mkt sell 98.00 AUD ORD ltd -35 -35 16-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 98.00 AUD ORD ltd 1,060 1,060 16-Dec-21 BlackRock Asset Management Canada Limited on mkt buy 98.00 AUD ORD ltd 613 613 16-Dec-21 BlackRock Asset Management Canada Limited on mkt sell 98.00 AUD ORD ltd -1,439 -1,439 16-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 48.62 GBP ORD plc -46,900 -46,900 16-Dec-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc 2,655 2,655 16-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.41 GBP ORD plc 7,200 7,200 16-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.67 GBP ORD plc 2,076 2,076 16-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.67 GBP ORD plc 13,255 13,255 16-Dec-21 BLACKROCK ADVISORS LLC on mkt buy 48.90 GBP ORD plc 65 65 16-Dec-21 BlackRock Japan Co., Ltd. on mkt sell 48.83 GBP ORD plc -81 -81 16-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.83 GBP ORD plc -2,164 -2,164 16-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.83 GBP ORD plc 2,226 2,226 16-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 48.83 GBP ORD plc 1,419 1,419 16-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.83 GBP ORD plc -2,176 -2,176 16-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.83 GBP ORD plc -2,176 -2,176 16-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.83 GBP ORD plc 882 882 16-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.83 GBP ORD plc 471 471 16-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 48.83 GBP ORD plc 265 265 16-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 48.83 GBP ORD plc -1,588 -1,588 16-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.83 GBP ORD plc 3,280 3,280 16-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.83 GBP ORD plc -1,729 -1,729 16-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.83 GBP ORD plc -2,093 -2,093 16-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -827,130 -827,130 16-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 570,878 570,878 16-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -80 -80 16-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -1,664 -1,664 16-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 691,160 691,160 16-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 1,073,553 1,073,553 16-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 608,896 608,896 16-Dec-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a AUD ORD ltd -106 -106 16-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 139 139 16-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -12 -12 16-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -9,945 -9,945 16-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 471 471 16-Dec-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a USD ADR 1:1 1 1 16-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 1,276 1,276 16-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -101,433 -101,433 16-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 8 8 16-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 106 106 16-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 7,450 7,450 16-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 6,088 6,088 16-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 332 332 17-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.36 AUD ORD ltd 282 282 17-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.37 AUD ORD ltd 2,248 2,248 17-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.37 AUD ORD ltd 9,235 9,235 17-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.37 AUD ORD ltd 3,426 3,426 RIO page 153 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 98.66 AUD ORD ltd -1,764 -1,764 17-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,332 2,332 17-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 996 996 17-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 6,489 6,489 17-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,331 2,331 17-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 416 416 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 98.00 AUD ORD ltd 13 13 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 98.00 AUD ORD ltd 120 120 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 98.00 AUD ORD ltd 276 276 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 98.00 AUD ORD ltd 100 100 17-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 98.00 AUD ORD ltd -2,270 -2,270 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 98.00 AUD ORD ltd 1,125 1,125 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 98.00 AUD ORD ltd 2,527 2,527 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 98.00 AUD ORD ltd -1,240 -1,240 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 98.00 AUD ORD ltd 4,994 4,994 17-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 98.00 AUD ORD ltd -2,600 -2,600 17-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 98.00 AUD ORD ltd -1,148 -1,148 17-Dec-21 BlackRock Investment Management, LLC on mkt sell 98.00 AUD ORD ltd -802 -802 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 98.00 AUD ORD ltd 2,535 2,535 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 98.00 AUD ORD ltd 91 91 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 98.00 AUD ORD ltd 310 310 17-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.00 AUD ORD ltd 350 350 17-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.00 AUD ORD ltd 227 227 17-Dec-21 BlackRock Fund Advisors on mkt sell 98.00 AUD ORD ltd -65 -65 17-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 98.00 AUD ORD ltd 2,371 2,371 17-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.00 AUD ORD ltd -3,565 -3,565 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 98.00 AUD ORD ltd 6,595 6,595 17-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 98.00 AUD ORD ltd 1,330 1,330 17-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 98.00 AUD ORD ltd 1,579 1,579 17-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 98.00 AUD ORD ltd 607 607 17-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.00 AUD ORD ltd 1,290 1,290 17-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.00 AUD ORD ltd -1,419 -1,419 17-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 98.00 AUD ORD ltd -2,181 -2,181 17-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 98.00 AUD ORD ltd -234 -234 17-Dec-21 BlackRock Fund Advisors on mkt buy 98.00 AUD ORD ltd 1,002 1,002 17-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 98.00 AUD ORD ltd -5,390 -5,390 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 98.00 AUD ORD ltd -15,513 -15,513 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 98.00 AUD ORD ltd 284 284 17-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 98.00 AUD ORD ltd 26,047 26,047 17-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 98.00 AUD ORD ltd -17,019 -17,019 17-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 98.00 AUD ORD ltd -7,517 -7,517 17-Dec-21 BlackRock Fund Advisors on mkt sell 98.00 AUD ORD ltd -424 -424 17-Dec-21 BlackRock Fund Advisors on mkt buy 98.00 AUD ORD ltd 445 445 17-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 98.00 AUD ORD ltd -1,532 -1,532 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.76 GBP ORD plc 31,871 31,871 RIO page 154 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.77 GBP ORD plc 6,127 6,127 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.77 GBP ORD plc 1,657 1,657 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.77 GBP ORD plc 18,341 18,341 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.76 GBP ORD plc 1,644 1,644 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.76 GBP ORD plc 3,633 3,633 17-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.76 GBP ORD plc -11,938 -11,938 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.76 GBP ORD plc 3,602 3,602 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.76 GBP ORD plc 211 211 17-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.76 GBP ORD plc 29,370 29,370 17-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.76 GBP ORD plc -26,133 -26,133 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.76 GBP ORD plc 1,779 1,779 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.76 GBP ORD plc 8,346 8,346 17-Dec-21 BlackRock Investment Management, LLC on mkt buy 48.76 GBP ORD plc 1,159 1,159 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.76 GBP ORD plc 346 346 17-Dec-21 BlackRock Fund Advisors on mkt buy 48.76 GBP ORD plc 1,075 1,075 17-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 48.76 GBP ORD plc 29,269 29,269 17-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 48.76 GBP ORD plc 4,660 4,660 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.76 GBP ORD plc 3,745 3,745 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.76 GBP ORD plc 2,451 2,451 17-Dec-21 BlackRock Asset Management Deutschland AG on mkt sell 48.76 GBP ORD plc -169 -169 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.76 GBP ORD plc 1,572 1,572 17-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 48.76 GBP ORD plc 728 728 17-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 48.76 GBP ORD plc 3,084 3,084 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.76 GBP ORD plc 40 40 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.76 GBP ORD plc 522 522 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.76 GBP ORD plc 830 830 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.76 GBP ORD plc 314 314 17-Dec-21 BlackRock Asset Management Deutschland AG on mkt sell 48.76 GBP ORD plc -10,026 -10,026 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.76 GBP ORD plc 1,320 1,320 17-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 48.76 GBP ORD plc 433 433 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.76 GBP ORD plc 942 942 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.76 GBP ORD plc 2,080 2,080 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 48.76 GBP ORD plc -7,755 -7,755 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.76 GBP ORD plc 2,063 2,063 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 48.76 GBP ORD plc -8,075 -8,075 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.76 GBP ORD plc 121 121 17-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.76 GBP ORD plc 2,359 2,359 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.76 GBP ORD plc 1,019 1,019 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.76 GBP ORD plc 4,779 4,779 17-Dec-21 BlackRock Fund Advisors on mkt sell 48.76 GBP ORD plc -2,445 -2,445 17-Dec-21 BlackRock Fund Advisors on mkt buy 48.76 GBP ORD plc 86 86 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.76 GBP ORD plc 2,144 2,144 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.76 GBP ORD plc 1,403 1,403 17-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.76 GBP ORD plc -960 -960 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.76 GBP ORD plc 900 900 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 48.76 GBP ORD plc -999 -999 RIO page 155 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 48.76 GBP ORD plc 417 417 17-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 48.76 GBP ORD plc 1,768 1,768 17-Dec-21 BlackRock Asset Management Canada Limited on mkt buy 64.91 USD ADR 1:1 23,245 23,245 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 98.51 AUD ORD ltd -76,220 -76,220 17-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -2,220,493 -2,220,493 17-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -582,015 -582,015 17-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -46 -46 17-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -197 -197 17-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -691,634 -691,634 17-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 2,148,283 2,148,283 17-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -606,684 -606,684 17-Dec-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 2 2 17-Dec-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a AUD ORD ltd -1 -1 17-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -31 -31 17-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 26 26 17-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -103 -103 17-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -222 -222 17-Dec-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a USD ADR 1:1 -1 -1 17-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 81,385 81,385 17-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 49,676 49,676 17-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -30 -30 17-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -33 -33 17-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -7,356 -7,356 17-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 10,694 10,694 17-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,674 1,674 17-Dec-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -7,572 -7,572 20-Dec-21 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -3,710 -3,710 20-Dec-21 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD ltd -873 -873 20-Dec-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD ltd 75,959 75,959 20-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,217 8,217 20-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,564 3,564 20-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 97.80 AUD ORD ltd 857 857 20-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.23 AUD ORD ltd 758 758 20-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 98.23 AUD ORD ltd 560 560 20-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 98.23 AUD ORD ltd -3,396 -3,396 20-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.23 AUD ORD ltd 1,320 1,320 20-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.23 AUD ORD ltd 4,108 4,108 20-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 98.23 AUD ORD ltd 840 840 20-Dec-21 BlackRock International Limited on mkt buy 98.23 AUD ORD ltd 7,140 7,140 20-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.23 AUD ORD ltd 80 80 20-Dec-21 BlackRock Fund Advisors on mkt buy 98.23 AUD ORD ltd 1,420 1,420 20-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 98.23 AUD ORD ltd 1,228 1,228 20-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.71 GBP ORD plc 1,912 1,912 20-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.71 GBP ORD plc 2,247 2,247 RIO page 156 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 47.71 GBP ORD plc 3,633 3,633 20-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.71 GBP ORD plc 930 930 20-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 47.71 GBP ORD plc 8,131 8,131 20-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 47.60 GBP ORD plc -1,278 -1,278 20-Dec-21 BlackRock Investment Management, LLC on mkt sell 47.54 GBP ORD plc -8,892 -8,892 20-Dec-21 BlackRock Investment Management, LLC on mkt sell 47.52 GBP ORD plc -15,740 -15,740 20-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.60 GBP ORD plc -3,472 -3,472 20-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.60 GBP ORD plc 1,760 1,760 20-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.60 GBP ORD plc -1,086 -1,086 20-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 47.60 GBP ORD plc -1,187 -1,187 20-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 47.60 GBP ORD plc 589 589 20-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.60 GBP ORD plc 440 440 20-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.60 GBP ORD plc 417 417 20-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.60 GBP ORD plc -2,172 -2,172 20-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.60 GBP ORD plc 491 491 20-Dec-21 BlackRock Asset Management Canada Limited on mkt sell 47.60 GBP ORD plc -103 -103 20-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.60 GBP ORD plc -594 -594 20-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.60 GBP ORD plc -10,362 -10,362 20-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.60 GBP ORD plc -10,275 -10,275 20-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.60 GBP ORD plc -1,755 -1,755 20-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 47.60 GBP ORD plc -3,472 -3,472 20-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 47.60 GBP ORD plc 1,320 1,320 20-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,768 5,768 20-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,072 2,072 20-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -109,776 -109,776 20-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 397,128 397,128 20-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 41,982 41,982 20-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -8 -8 20-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 24,250 24,250 20-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 804,314 804,314 20-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -511 -511 20-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 2,661 2,661 20-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 5 5 20-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 10,225 10,225 20-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 6,460 6,460 20-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 166 166 20-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 41,780 41,780 20-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 38,416 38,416 20-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 500 500 20-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -175 -175 20-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 13,030 13,030 20-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,333 1,333 21-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 98.89 AUD ORD ltd -2,080 -2,080 21-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 972 972 21-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 324 324 21-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 101.40 AUD ORD ltd 301 301 21-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 101.40 AUD ORD ltd -1,120 -1,120 21-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 101.40 AUD ORD ltd 52 52 21-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 101.40 AUD ORD ltd -230 -230 21-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 101.40 AUD ORD ltd 50 50 21-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 101.40 AUD ORD ltd 1,355 1,355 21-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 101.40 AUD ORD ltd 1,501 1,501 21-Dec-21 BlackRock Fund Advisors on mkt buy 101.40 AUD ORD ltd 987 987 RIO page 157 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Dec-21 BlackRock Investment Management, LLC on mkt sell 48.73 GBP ORD plc -259 -259 21-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 49.01 GBP ORD plc 966 966 21-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 49.01 GBP ORD plc 663 663 21-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.94 GBP ORD plc 1,900 1,900 21-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 49.07 GBP ORD plc 2,300 2,300 21-Dec-21 BlackRock Asset Management Deutschland AG on mkt sell 49.03 GBP ORD plc -10,195 -10,195 21-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 49.03 GBP ORD plc 1,323 1,323 21-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 49.03 GBP ORD plc -1,546 -1,546 21-Dec-21 BlackRock Fund Advisors on mkt buy 49.03 GBP ORD plc 1,802 1,802 21-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 49.03 GBP ORD plc 255 255 21-Dec-21 BlackRock Fund Advisors on mkt buy 49.03 GBP ORD plc 1,547 1,547 21-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 49.03 GBP ORD plc 583 583 21-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 49.03 GBP ORD plc 157 157 21-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 49.03 GBP ORD plc -3,472 -3,472 21-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 49.03 GBP ORD plc -3,252 -3,252 21-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 49.03 GBP ORD plc 4,851 4,851 21-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 49.03 GBP ORD plc 160 160 21-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 49.03 GBP ORD plc -879 -879 21-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 49.03 GBP ORD plc 1,323 1,323 21-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 49.03 GBP ORD plc 4,100 4,100 21-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -2,443,941 -2,443,941 21-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -26,086 -26,086 21-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -39,212 -39,212 21-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 81 81 21-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -24,250 -24,250 21-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -20,068 -20,068 21-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 89,301 89,301 21-Dec-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -11 -11 21-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -2,500 -2,500 21-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 12,437 12,437 21-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -6,820 -6,820 21-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -3,766 -3,766 21-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 5,918 5,918 21-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 34,331 34,331 21-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 179,652 179,652 21-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -466 -466 21-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 1,974 1,974 21-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -3,405 -3,405 21-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 3,487 3,487 21-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 261 261 21-Dec-21 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc -30,159 -30,159 22-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 100.06 AUD ORD ltd -1,121 -1,121 22-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.36 AUD ORD ltd 320 320 22-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.36 AUD ORD ltd 1,287 1,287 22-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.36 AUD ORD ltd 2,731 2,731 22-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -22,665 -22,665 22-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -18,132 -18,132 22-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,050 1,050 22-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,215 1,215 22-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 405 405 RIO page 158 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 99.35 AUD ORD ltd 602 602 22-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 99.35 AUD ORD ltd 222 222 22-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 99.35 AUD ORD ltd 180 180 22-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 99.35 AUD ORD ltd 106 106 22-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 99.35 AUD ORD ltd 288 288 22-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 99.35 AUD ORD ltd -81 -81 22-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 99.27 AUD ORD ltd -4,793 -4,793 22-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 99.35 AUD ORD ltd -838 -838 22-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 99.35 AUD ORD ltd -892 -892 22-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 99.35 AUD ORD ltd -89 -89 22-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 99.35 AUD ORD ltd -40 -40 22-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 99.35 AUD ORD ltd -1,478 -1,478 22-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 99.35 AUD ORD ltd -281 -281 22-Dec-21 BlackRock Fund Advisors on mkt sell 99.35 AUD ORD ltd -1,445 -1,445 22-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 99.35 AUD ORD ltd -607 -607 22-Dec-21 BlackRock Fund Advisors on mkt buy 99.35 AUD ORD ltd 717 717 22-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 99.35 AUD ORD ltd -2,960 -2,960 22-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 99.35 AUD ORD ltd -1,228 -1,228 22-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 99.35 AUD ORD ltd 70 70 22-Dec-21 BlackRock Fund Advisors on mkt sell 99.35 AUD ORD ltd -1,964 -1,964 22-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -10,290 -10,290 22-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 48.55 GBP ORD plc 491 491 22-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.55 GBP ORD plc -21,557 -21,557 22-Dec-21 BlackRock Fund Advisors on mkt buy 48.55 GBP ORD plc 3,832 3,832 22-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.55 GBP ORD plc 783 783 22-Dec-21 BlackRock Fund Advisors on mkt buy 48.55 GBP ORD plc 1,042 1,042 22-Dec-21 BlackRock Investment Management, LLC on mkt buy 48.55 GBP ORD plc 8,011 8,011 22-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.55 GBP ORD plc 624 624 22-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.55 GBP ORD plc 326 326 22-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.55 GBP ORD plc 900 900 22-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.55 GBP ORD plc -252 -252 22-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.55 GBP ORD plc -2,172 -2,172 22-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.55 GBP ORD plc 918 918 22-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 48.55 GBP ORD plc 1,166 1,166 22-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.55 GBP ORD plc -1,397 -1,397 22-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.55 GBP ORD plc -1,086 -1,086 22-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,498 3,498 22-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,494 1,494 22-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -686,176 -686,176 22-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -253,002 -253,002 22-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 10,946 10,946 22-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 44 44 22-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 714,969 714,969 22-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -115,263 -115,263 22-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 704 704 22-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 14 14 22-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 473 473 22-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -808 -808 22-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 9,138 9,138 22-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -137,993 -137,993 22-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 133 133 RIO page 159 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -83 -83 22-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,850 1,850 22-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 81 81 23-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,768 5,768 23-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,072 2,072 23-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,498 3,498 23-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,494 1,494 23-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,415 2,415 23-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 850 850 23-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -7,765 -7,765 23-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -5,484 -5,484 23-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,908 -1,908 23-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 12,450 12,450 23-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 5,400 5,400 23-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,620 4,620 23-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,850 1,850 23-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 99.22 AUD ORD ltd -231 -231 23-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 99.22 AUD ORD ltd 100 100 23-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 99.22 AUD ORD ltd 1,027 1,027 23-Dec-21 BlackRock Fund Advisors on mkt buy 99.22 AUD ORD ltd 1,383 1,383 23-Dec-21 BlackRock Fund Advisors on mkt buy 99.22 AUD ORD ltd 1,383 1,383 23-Dec-21 BlackRock Japan Co., Ltd. on mkt buy 99.22 AUD ORD ltd 1,606 1,606 23-Dec-21 BlackRock Fund Advisors on mkt buy 99.22 AUD ORD ltd 964 964 23-Dec-21 BlackRock Investment Management, LLC on mkt sell 48.79 GBP ORD plc -329 -329 23-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 48.79 GBP ORD plc 469 469 23-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 48.33 GBP ORD plc -4,900 -4,900 23-Dec-21 BLACKROCK ADVISORS LLC on mkt buy 48.65 GBP ORD plc 163 163 23-Dec-21 BlackRock Fund Advisors on mkt buy 48.65 GBP ORD plc 1,833 1,833 23-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.65 GBP ORD plc -25,740 -25,740 23-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.65 GBP ORD plc -6,948 -6,948 23-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.65 GBP ORD plc 314 314 23-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.65 GBP ORD plc -1,756 -1,756 23-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.65 GBP ORD plc -881 -881 23-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 141,380 141,380 23-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -34,254 -34,254 23-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 14,925 14,925 23-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -4 -4 23-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -86,203 -86,203 23-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -97,136 -97,136 23-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -885 -885 23-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 331 331 23-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 16,184 16,184 23-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -1,809 -1,809 23-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 496,754 496,754 23-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -94,388 -94,388 23-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 21,251 21,251 23-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 77 77 23-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 5,042 5,042 23-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 982 982 24-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 99.88 AUD ORD ltd -2,071 -2,071 24-Dec-21 BlackRock Fund Advisors on mkt sell 99.99 AUD ORD ltd -1,362 -1,362 24-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 99.10 AUD ORD ltd -440 -440 24-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.67 GBP ORD plc -1,955 -1,955 24-Dec-21 BlackRock Investment Management, LLC on mkt buy 48.67 GBP ORD plc 2,388 2,388 24-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -393,344 -393,344 24-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 3 3 24-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -278 -278 RIO page 160 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 9 9 24-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -172,995 -172,995 24-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -148 -148 24-Dec-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -16 -16 24-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 3 3 24-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -12 -12 24-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -708 -708 24-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 217 217 24-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 326,589 326,589 24-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -223 -223 24-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -116 -116 24-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 12 12 27-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 10,290 10,290 27-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -80,009 -80,009 27-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -16 -16 27-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 286 286 27-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 12 12 27-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -171,312 -171,312 27-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -19,491 -19,491 27-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -2 -2 27-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 295 295 27-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,545 1,545 27-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 85 85 27-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -3,837 -3,837 27-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -400,132 -400,132 27-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 2,339 2,339 27-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 151 151 27-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 265 265 27-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 3,784 3,784 27-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -95 -95 28-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 67,098 67,098 28-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -31 -31 28-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 13 13 28-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -5 -5 28-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -72,262 -72,262 28-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 277,610 277,610 28-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -4 -4 28-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 277,606 277,606 28-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -363 -363 28-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 659 659 28-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 1,437 1,437 28-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 164 164 28-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 195 195 28-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -704 -704 28-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,357 2,357 28-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 222 222 29-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 630 630 29-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc -7,555 -7,555 RIO page 161 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 840 840 29-Dec-21 BlackRock Fund Advisors on mkt sell 99.83 AUD ORD ltd -4,430 -4,430 29-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.97 AUD ORD ltd 9,161 9,161 29-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 608 608 29-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 204 204 29-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 630 630 29-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,597 2,597 29-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 700 700 29-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,800 1,800 29-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 23,520 23,520 29-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 6,678 6,678 29-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,188 1,188 29-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 303 303 29-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 489 489 29-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,449 1,449 29-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 98.80 AUD ORD ltd 1,194 1,194 29-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 98.80 AUD ORD ltd 602 602 29-Dec-21 BLACKROCK ADVISORS LLC on mkt buy 98.80 AUD ORD ltd 1,395 1,395 29-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 98.80 AUD ORD ltd 653 653 29-Dec-21 BlackRock Asset Management Canada Limited on mkt sell 98.80 AUD ORD ltd -2,037 -2,037 29-Dec-21 BLACKROCK ADVISORS LLC on mkt buy 48.74 GBP ORD plc 34 34 29-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.46 GBP ORD plc 2,508 2,508 29-Dec-21 BLACKROCK ADVISORS LLC on mkt buy 48.46 GBP ORD plc 33 33 29-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 48.46 GBP ORD plc 1,166 1,166 29-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 48.46 GBP ORD plc 16,394 16,394 29-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 48.46 GBP ORD plc -4,344 -4,344 29-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.46 GBP ORD plc 670 670 29-Dec-21 BLACKROCK ADVISORS LLC on mkt buy 48.46 GBP ORD plc 4,052 4,052 29-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 48.46 GBP ORD plc 1,709 1,709 29-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.46 GBP ORD plc 440 440 29-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.46 GBP ORD plc 410 410 29-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.46 GBP ORD plc 3,350 3,350 29-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,410 4,410 29-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd -12,424 -12,424 29-Dec-21 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,287 2,287 29-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -53,257 -53,257 29-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 238 238 29-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 506 506 29-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -197,331 -197,331 29-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -281,646 -281,646 29-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 345 345 29-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -278,328 -278,328 29-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -2,182 -2,182 29-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 87 87 29-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -978 -978 29-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 3,154 3,154 29-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 1,462 1,462 29-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -449 -449 29-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -406 -406 29-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 637 637 29-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 -6,670 -6,670 29-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 599 599 30-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,739 2,739 30-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,166 1,166 RIO page 162 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,915 2,915 30-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,255 1,255 30-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 99.54 AUD ORD ltd 13 13 30-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 99.54 AUD ORD ltd 845 845 30-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 99.54 AUD ORD ltd -480 -480 30-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 99.54 AUD ORD ltd 306 306 30-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 99.54 AUD ORD ltd -1,150 -1,150 30-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 99.54 AUD ORD ltd 48 48 30-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 99.54 AUD ORD ltd 100 100 30-Dec-21 BlackRock Fund Advisors on mkt sell 99.54 AUD ORD ltd -2,374 -2,374 30-Dec-21 BlackRock Fund Advisors on mkt sell 99.54 AUD ORD ltd -739 -739 30-Dec-21 BlackRock Fund Advisors on mkt sell 99.54 AUD ORD ltd -853 -853 30-Dec-21 BlackRock Fund Advisors on mkt sell 99.54 AUD ORD ltd -3,575 -3,575 30-Dec-21 BlackRock Asset Management Canada Limited on mkt sell 99.54 AUD ORD ltd -7,005 -7,005 30-Dec-21 BlackRock Asset Management Canada Limited on mkt sell 99.54 AUD ORD ltd -42 -42 30-Dec-21 BlackRock Fund Advisors on mkt sell 99.54 AUD ORD ltd -867 -867 30-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 99.54 AUD ORD ltd -4,712 -4,712 30-Dec-21 BlackRock Fund Advisors on mkt sell 99.54 AUD ORD ltd -4,202 -4,202 30-Dec-21 BlackRock Investment Management, LLC on mkt buy 49.09 GBP ORD plc 345 345 30-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 49.01 GBP ORD plc 918 918 30-Dec-21 BlackRock Asset Management Deutschland AG on mkt buy 49.01 GBP ORD plc 909 909 30-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 49.01 GBP ORD plc 40 40 30-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 49.01 GBP ORD plc -2,096 -2,096 30-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 49.01 GBP ORD plc 886 886 30-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 49.01 GBP ORD plc -4,395 -4,395 30-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 49.01 GBP ORD plc 314 314 30-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 49.01 GBP ORD plc 150 150 30-Dec-21 BlackRock Investment Management, LLC on mkt buy 49.01 GBP ORD plc 2,048 2,048 30-Dec-21 BlackRock Investment Management, LLC on mkt sell 49.01 GBP ORD plc -1,694 -1,694 30-Dec-21 BlackRock Fund Advisors on mkt sell 49.01 GBP ORD plc -4,832 -4,832 30-Dec-21 BlackRock Fund Advisors on mkt sell 49.01 GBP ORD plc -3,082 -3,082 30-Dec-21 BlackRock Asset Management Canada Limited on mkt sell 49.01 GBP ORD plc -79 -79 30-Dec-21 BlackRock Fund Advisors on mkt sell 49.01 GBP ORD plc -1,260 -1,260 30-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 49.01 GBP ORD plc -1,364 -1,364 30-Dec-21 BlackRock Asset Management Canada Limited on mkt sell 66.77 USD ADR 1:1 -3,860 -3,860 30-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -10,144 -10,144 30-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 219,656 219,656 30-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -27,748 -27,748 30-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -20 -20 30-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -294,030 -294,030 30-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 61,634 61,634 30-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -16 -16 30-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -14 -14 30-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -2,768 -2,768 30-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 441 441 30-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 2,162 2,162 30-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 2,621 2,621 30-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 29,471 29,471 30-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 5,171 5,171 30-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 389 389 30-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -1,163 -1,163 30-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 147 147 30-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,282 1,282 30-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 523 523 RIO page 163 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 100.11 AUD ORD ltd -782 -782 31-Dec-21 BlackRock Asset Management Canada Limited on mkt sell 100.11 AUD ORD ltd -5,253 -5,253 31-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 100.11 AUD ORD ltd 18,453 18,453 31-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 100.11 AUD ORD ltd -278 -278 31-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 48.87 GBP ORD plc -5,337 -5,337 31-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 48.87 GBP ORD plc -3,449 -3,449 31-Dec-21 BlackRock Asset Management Canada Limited on mkt sell 48.87 GBP ORD plc -10,528 -10,528 31-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.87 GBP ORD plc -18,197 -18,197 31-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 48.85 GBP ORD plc 1,892 1,892 31-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 48.89 GBP ORD plc 407 407 31-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 48.84 GBP ORD plc 57,499 57,499 31-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.87 GBP ORD plc -6,291 -6,291 31-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 48.90 GBP ORD plc -256 -256 31-Dec-21 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,188 1,188 31-Dec-21 BlackRock Fund Advisors in specie n/a AUD ORD ltd 303 303 31-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 32,897 32,897 31-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 4 4 31-Dec-21 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -10 -10 31-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 3,405 3,405 31-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 355,158 355,158 31-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -6,974 -6,974 31-Dec-21 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 1,640 1,640 31-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 4,128 4,128 31-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -4 -4 31-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 1,843 1,843 31-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -327 -327 31-Dec-21 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 -2,621 -2,621 31-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 335,716 335,716 31-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -10 -10 31-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 1,639 1,639 31-Dec-21 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 31 31 31-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -784 -784 31-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 37,526 37,526 31-Dec-21 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,122 1,122 03-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 684 684 03-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,554 1,554 03-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -1,793 -1,793 03-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -3 -3 03-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 271 271 03-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 62 62 03-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -3,405 -3,405 03-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -67,604 -67,604 03-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -38 -38 03-Jan-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -412 -412 03-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -4,079 -4,079 03-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 142 142 RIO page 164 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 1,571 1,571 03-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 476 476 03-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -11,008 -11,008 03-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -652 -652 03-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 373 373 03-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 13 13 03-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 3,405 3,405 03-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,081 1,081 04-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,932 1,932 04-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,326 4,326 04-Jan-22 BlackRock (Singapore) Limited on mkt sell 100.10 AUD ORD ltd -471 -471 04-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 7,980 7,980 04-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,637 2,637 04-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,605 3,605 04-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,300 1,300 04-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,449 1,449 04-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 507 507 04-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,932 1,932 04-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 676 676 04-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 99.69 AUD ORD ltd 5,572 5,572 04-Jan-22 BlackRock Asset Management Deutschland AG on mkt buy 99.69 AUD ORD ltd 906 906 04-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 99.69 AUD ORD ltd 77 77 04-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 99.69 AUD ORD ltd 91 91 04-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 48.69 GBP ORD plc -4,001 -4,001 04-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 48.54 GBP ORD plc 34,928 34,928 04-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 48.80 GBP ORD plc -739 -739 04-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 49.47 GBP ORD plc -6,749 -6,749 04-Jan-22 BlackRock Asset Management Deutschland AG on mkt buy 49.39 GBP ORD plc 1,749 1,749 04-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 49.39 GBP ORD plc 1,754 1,754 04-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 49.39 GBP ORD plc 2,205 2,205 04-Jan-22 BlackRock Investment Management, LLC on mkt sell 49.39 GBP ORD plc -1,038 -1,038 04-Jan-22 BlackRock Investment Management, LLC on mkt buy 49.39 GBP ORD plc 2,436 2,436 04-Jan-22 BlackRock Investment Management, LLC on mkt buy 49.39 GBP ORD plc 5,751 5,751 04-Jan-22 BlackRock Fund Advisors on mkt buy 49.39 GBP ORD plc 1,604 1,604 04-Jan-22 BlackRock Fund Advisors on mkt buy 49.39 GBP ORD plc 1,510 1,510 04-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 49.39 GBP ORD plc 30 30 04-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 49.39 GBP ORD plc -3,076 -3,076 04-Jan-22 BlackRock Investment Management, LLC on mkt buy 49.39 GBP ORD plc 754 754 04-Jan-22 BlackRock Investment Management, LLC on mkt buy 49.39 GBP ORD plc 1,780 1,780 04-Jan-22 BlackRock Fund Advisors on mkt buy 49.39 GBP ORD plc 497 497 04-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 7,690 7,690 04-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 7,980 7,980 04-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 1 1 04-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -51 -51 04-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -425 -425 04-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -43,438 -43,438 04-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 568,646 568,646 04-Jan-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -6 -6 RIO page 165 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 98 98 04-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 471 471 04-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 52 52 04-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 805 805 04-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 1,456 1,456 04-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -31,325 -31,325 04-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -486 -486 04-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 1,700 1,700 04-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -719 -719 04-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 658 658 04-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 227 227 05-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 101.00 AUD ORD ltd -3,243 -3,243 05-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 100.18 AUD ORD ltd 1,400 1,400 05-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 100.42 AUD ORD ltd 10,433 10,433 05-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 100.34 AUD ORD ltd 1,260 1,260 05-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 100.42 AUD ORD ltd 4,532 4,532 05-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 100.42 AUD ORD ltd 3,927 3,927 05-Jan-22 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD ltd -13,061 -13,061 05-Jan-22 BlackRock Institutional Trust Company, National Association in specie n/a GBP ORD plc -39,749 -39,749 05-Jan-22 BlackRock Japan Co., Ltd. on mkt sell 100.41 AUD ORD ltd -11,758 -11,758 05-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,320 5,320 05-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,758 1,758 05-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,660 2,660 05-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 879 879 05-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,597 2,597 05-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 700 700 05-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 7,380 7,380 05-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,412 2,412 05-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 100.43 AUD ORD ltd 128 128 05-Jan-22 BlackRock (Singapore) Limited on mkt buy 100.43 AUD ORD ltd 393 393 05-Jan-22 BlackRock Investment Management, LLC on mkt buy 100.43 AUD ORD ltd 269 269 05-Jan-22 BlackRock Asset Management Deutschland AG on mkt buy 100.48 AUD ORD ltd 604 604 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 100.48 AUD ORD ltd 13 13 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 100.48 AUD ORD ltd 13 13 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 100.48 AUD ORD ltd 26 26 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 100.48 AUD ORD ltd 65 65 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 100.48 AUD ORD ltd 120 120 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 100.48 AUD ORD ltd 560 560 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 100.48 AUD ORD ltd 108 108 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 100.48 AUD ORD ltd 306 306 05-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 100.48 AUD ORD ltd 461 461 05-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 100.48 AUD ORD ltd -104 -104 05-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 100.48 AUD ORD ltd -306 -306 05-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 100.48 AUD ORD ltd -107 -107 05-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 100.48 AUD ORD ltd -3,834 -3,834 05-Jan-22 BlackRock Asset Management Canada Limited on mkt sell 100.48 AUD ORD ltd -93 -93 05-Jan-22 BlackRock Investment Management, LLC on mkt buy 100.48 AUD ORD ltd 249 249 RIO page 166 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Jan-22 BlackRock Japan Co., Ltd. on mkt sell 49.84 GBP ORD plc -35,573 -35,573 05-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 49.26 GBP ORD plc -4,000 -4,000 05-Jan-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -20,848 -20,848 05-Jan-22 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD ltd -9,579 -9,579 05-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 49.57 GBP ORD plc -79 -79 05-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 49.57 GBP ORD plc -80 -80 05-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 49.57 GBP ORD plc -74 -74 05-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 49.57 GBP ORD plc -75 -75 05-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 49.57 GBP ORD plc -94 -94 05-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 49.57 GBP ORD plc -85 -85 05-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 49.57 GBP ORD plc -39 -39 05-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 49.70 GBP ORD plc -7,086 -7,086 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.35 GBP ORD plc 200 200 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.35 GBP ORD plc 1,680 1,680 05-Jan-22 BlackRock Asset Management Deutschland AG on mkt buy 50.35 GBP ORD plc 1,166 1,166 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.35 GBP ORD plc 12,320 12,320 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.35 GBP ORD plc 40 40 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.35 GBP ORD plc 80 80 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.35 GBP ORD plc 524 524 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.35 GBP ORD plc 326 326 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.35 GBP ORD plc 886 886 05-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 50.35 GBP ORD plc 504 504 05-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 50.35 GBP ORD plc 78 78 05-Jan-22 BlackRock Investment Management, LLC on mkt buy 50.35 GBP ORD plc 397 397 05-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 50.35 GBP ORD plc -3,552 -3,552 05-Jan-22 BlackRock Asset Management Canada Limited on mkt sell 50.35 GBP ORD plc -130 -130 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.35 GBP ORD plc 40 40 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.35 GBP ORD plc 441 441 05-Jan-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -2,250 -2,250 05-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 36,046 36,046 05-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 6 6 05-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 2,561 2,561 05-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -16 -16 05-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 1,005,335 1,005,335 05-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -578,677 -578,677 05-Jan-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -817 -817 05-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 338 338 05-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 68 68 05-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 2,356 2,356 05-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 479 479 05-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 322 322 05-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 73 73 05-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -588,346 -588,346 05-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 251 251 05-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -23,652 -23,652 RIO page 167 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2,481 -2,481 05-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,550 2,550 05-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 126 126 06-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 102.40 AUD ORD ltd 21 21 06-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 6,152 6,152 06-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,338 -1,338 06-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,605 3,605 06-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,305 1,305 06-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,320 5,320 06-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,760 1,760 06-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,339 3,339 06-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 918 918 06-Jan-22 BlackRock Investment Management, LLC on mkt buy 102.38 AUD ORD ltd 238 238 06-Jan-22 BlackRock Japan Co., Ltd. on mkt buy 102.38 AUD ORD ltd 326 326 06-Jan-22 BlackRock Japan Co., Ltd. on mkt buy 102.38 AUD ORD ltd 390 390 06-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 102.35 AUD ORD ltd -114 -114 06-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 101.21 AUD ORD ltd -87,560 -87,560 06-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 101.21 AUD ORD ltd -8,358 -8,358 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 101.04 AUD ORD ltd 311 311 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 101.21 AUD ORD ltd 568 568 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 101.21 AUD ORD ltd 120 120 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 101.21 AUD ORD ltd 480 480 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 101.21 AUD ORD ltd 108 108 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 101.21 AUD ORD ltd 306 306 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 101.21 AUD ORD ltd 306 306 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 101.21 AUD ORD ltd 705 705 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 101.21 AUD ORD ltd 813 813 06-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 101.21 AUD ORD ltd 173 173 06-Jan-22 BlackRock Fund Advisors on mkt buy 101.21 AUD ORD ltd 35 35 06-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 101.21 AUD ORD ltd 764 764 06-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 49.97 GBP ORD plc 23 23 06-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 50.33 GBP ORD plc -1,140 -1,140 06-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 50.33 GBP ORD plc -1,843 -1,843 06-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 50.87 GBP ORD plc 998 998 06-Jan-22 BLACKROCK ADVISORS LLC on mkt buy 50.83 GBP ORD plc 79 79 06-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 50.87 GBP ORD plc 805 805 06-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 50.82 GBP ORD plc 619 619 06-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 50.87 GBP ORD plc 2,876 2,876 06-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 50.87 GBP ORD plc 1,099 1,099 06-Jan-22 BlackRock Investment Management, LLC on mkt buy 50.82 GBP ORD plc 2,929 2,929 06-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 50.87 GBP ORD plc 2,726 2,726 06-Jan-22 BLACKROCK ADVISORS LLC on mkt sell 50.78 GBP ORD plc -24,193 -24,193 06-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 50.78 GBP ORD plc -1,615 -1,615 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.78 GBP ORD plc 440 440 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.78 GBP ORD plc 326 326 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.78 GBP ORD plc 1,726 1,726 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.78 GBP ORD plc 524 524 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.78 GBP ORD plc 886 886 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.78 GBP ORD plc 886 886 06-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 50.78 GBP ORD plc 14,955 14,955 06-Jan-22 BlackRock Asset Management Canada Limited on mkt sell 50.78 GBP ORD plc -366 -366 06-Jan-22 BlackRock Investment Management, LLC on mkt buy 50.78 GBP ORD plc 2,725 2,725 RIO page 168 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.78 GBP ORD plc 225 225 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.78 GBP ORD plc 2,460 2,460 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.78 GBP ORD plc 27,612 27,612 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.78 GBP ORD plc 1,440 1,440 06-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,614 4,614 06-Jan-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,250 2,250 06-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 33,911 33,911 06-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -1 -1 06-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -110 -110 06-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 232 232 06-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 2,221 2,221 06-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -141,052 -141,052 06-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 519,735 519,735 06-Jan-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -146 -146 06-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -464 -464 06-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -627 -627 06-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -2,400 -2,400 06-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -1,333 -1,333 06-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 571 571 06-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 15 15 06-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -59,777 -59,777 06-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 46,894 46,894 06-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -45 -45 06-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 172 172 06-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,300 1,300 06-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 140 140 07-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 103.28 AUD ORD ltd 121 121 07-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 103.28 AUD ORD ltd 5,138 5,138 07-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 103.28 AUD ORD ltd 22,537 22,537 07-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 103.28 AUD ORD ltd 1,737 1,737 07-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 102.83 AUD ORD ltd 1,058 1,058 07-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,050 1,050 07-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,915 2,915 07-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,320 5,320 07-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,245 1,245 07-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,762 1,762 07-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 7,980 7,980 07-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,643 2,643 07-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,029 1,029 07-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 103.04 AUD ORD ltd 613 613 07-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 103.04 AUD ORD ltd 758 758 07-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 103.35 AUD ORD ltd 8,660 8,660 07-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,968 2,968 07-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 808 808 07-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,226 2,226 07-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 606 606 07-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 103.63 AUD ORD ltd 758 758 07-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 103.63 AUD ORD ltd 223 223 07-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 103.63 AUD ORD ltd 160 160 07-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 103.63 AUD ORD ltd 640 640 07-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 103.63 AUD ORD ltd 11,235 11,235 RIO page 169 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 103.63 AUD ORD ltd 12,357 12,357 07-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 103.63 AUD ORD ltd -1,164 -1,164 07-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 52.17 GBP ORD plc 105,430 105,430 07-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 13,248 13,248 07-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 51.91 GBP ORD plc -800 -800 07-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 51.91 GBP ORD plc -13,000 -13,000 07-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 52.12 GBP ORD plc 480 480 07-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 52.12 GBP ORD plc 624 624 07-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 52.12 GBP ORD plc 1,920 1,920 07-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 52.12 GBP ORD plc 5,361 5,361 07-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 52.12 GBP ORD plc 915 915 07-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 52.12 GBP ORD plc -30,433 -30,433 07-Jan-22 BlackRock Asset Management Deutschland AG on mkt buy 52.12 GBP ORD plc 438,385 438,385 07-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 52.12 GBP ORD plc 3,201 3,201 07-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 52.12 GBP ORD plc -3,289 -3,289 07-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 52.12 GBP ORD plc 1,187 1,187 07-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 52.12 GBP ORD plc -1,187 -1,187 07-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 52.12 GBP ORD plc 882 882 07-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 478,049 478,049 07-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 4 4 07-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 2,733 2,733 07-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 62 62 07-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -2,221 -2,221 07-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 289,492 289,492 07-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 46,573 46,573 07-Jan-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 6 6 07-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 648 648 07-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -403 -403 07-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 3,397 3,397 07-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 7,600 7,600 07-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -1,598 -1,598 07-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -88 -88 07-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 176,112 176,112 07-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -44,593 -44,593 07-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 15 15 07-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1,096 -1,096 07-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,097 1,097 07-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 60 60 10-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 105.89 AUD ORD ltd 1,323 1,323 10-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 105.89 AUD ORD ltd 426 426 10-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 105.89 AUD ORD ltd 981 981 10-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 105.99 AUD ORD ltd 52 52 10-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 105.99 AUD ORD ltd 222 222 10-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 105.99 AUD ORD ltd 50 50 10-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 105.99 AUD ORD ltd 50 50 10-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 52.13 GBP ORD plc 530 530 RIO page 170 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 52.11 GBP ORD plc 2,039 2,039 10-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 52.13 GBP ORD plc 1,436 1,436 10-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 52.11 GBP ORD plc 19,588 19,588 10-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 52.02 GBP ORD plc 426 426 10-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 52.02 GBP ORD plc 3,874 3,874 10-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 52.02 GBP ORD plc 909 909 10-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 52.02 GBP ORD plc -1,073 -1,073 10-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 52.02 GBP ORD plc 160 160 10-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 52.02 GBP ORD plc 624 624 10-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 52.02 GBP ORD plc 157 157 10-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 52.02 GBP ORD plc 157 157 10-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 10,304 10,304 10-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -415,871 -415,871 10-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 1 1 10-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -2,524 -2,524 10-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 8 8 10-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -170,488 -170,488 10-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -119 -119 10-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -617 -617 10-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -72 -72 10-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 940 940 10-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -345 -345 10-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -201,577 -201,577 10-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 963 963 10-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 948 948 10-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 92 92 10-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 391 391 10-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 378 378 11-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 106.50 AUD ORD ltd -1,193 -1,193 11-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 106.07 AUD ORD ltd -121 -121 11-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 106.10 AUD ORD ltd 1,174 1,174 11-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 106.10 AUD ORD ltd 185 185 11-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 106.10 AUD ORD ltd 1,768 1,768 11-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 106.10 AUD ORD ltd 754 754 11-Jan-22 BlackRock International Limited on mkt buy 106.10 AUD ORD ltd 820 820 11-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 106.10 AUD ORD ltd 1,654 1,654 11-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 106.10 AUD ORD ltd 684 684 11-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,188 1,188 11-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 303 303 11-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 840 840 11-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,498 3,498 11-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,494 1,494 11-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 184 184 11-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 202 202 11-Jan-22 BlackRock Fund Advisors on mkt buy 106.20 AUD ORD ltd 231 231 11-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 106.20 AUD ORD ltd 273 273 11-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 106.20 AUD ORD ltd 145 145 11-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 106.20 AUD ORD ltd 236 236 11-Jan-22 BLACKROCK ADVISORS LLC on mkt buy 106.20 AUD ORD ltd 161 161 RIO page 171 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Jan-22 BlackRock International Limited on mkt buy 106.20 AUD ORD ltd 108 108 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 106.37 AUD ORD ltd 26 26 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 106.37 AUD ORD ltd 260 260 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 106.37 AUD ORD ltd 222 222 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 106.37 AUD ORD ltd 132 132 11-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 106.37 AUD ORD ltd -276 -276 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 106.37 AUD ORD ltd 560 560 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 106.37 AUD ORD ltd 108 108 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 106.37 AUD ORD ltd 50 50 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 106.37 AUD ORD ltd 96 96 11-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 106.37 AUD ORD ltd 11,693 11,693 11-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 106.37 AUD ORD ltd 816 816 11-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 106.37 AUD ORD ltd 947 947 11-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 52.87 GBP ORD plc 59 59 11-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 52.89 GBP ORD plc 362 362 11-Jan-22 BLACKROCK ADVISORS LLC on mkt buy 52.89 GBP ORD plc 2,992 2,992 11-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 52.89 GBP ORD plc 806 806 11-Jan-22 BLACKROCK ADVISORS LLC on mkt buy 52.89 GBP ORD plc 341 341 11-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 52.89 GBP ORD plc 1,426 1,426 11-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 52.69 GBP ORD plc -133 -133 11-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 52.69 GBP ORD plc -500 -500 11-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 52.67 GBP ORD plc -28,975 -28,975 11-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 52.74 GBP ORD plc 1,480 1,480 11-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 52.63 GBP ORD plc -6,419 -6,419 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.01 GBP ORD plc 80 80 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.01 GBP ORD plc 2,174 2,174 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.01 GBP ORD plc 800 800 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.01 GBP ORD plc 1,087 1,087 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.01 GBP ORD plc 624 624 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.01 GBP ORD plc 412 412 11-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 53.01 GBP ORD plc -829 -829 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.01 GBP ORD plc 326 326 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.01 GBP ORD plc 300 300 11-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.01 GBP ORD plc 11,809 11,809 11-Jan-22 BlackRock Investment Management, LLC on mkt buy 53.01 GBP ORD plc 5,615 5,615 11-Jan-22 BlackRock Japan Co., Ltd. on mkt sell 53.01 GBP ORD plc -1,606 -1,606 11-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 53.01 GBP ORD plc 202 202 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.01 GBP ORD plc 1,680 1,680 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.01 GBP ORD plc 157 157 11-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 10,766 10,766 11-Jan-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 6,750 6,750 11-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -44,680 -44,680 11-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 445,495 445,495 11-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -199 -199 11-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -101 -101 11-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -59,409 -59,409 11-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -549,455 -549,455 11-Jan-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -11 -11 11-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 42 42 11-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -234 -234 11-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -3,405 -3,405 11-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 1,525 1,525 RIO page 172 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 1,113 1,113 11-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -14,476 -14,476 11-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 106,081 106,081 11-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 243 243 11-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -5,518 -5,518 11-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -329 -329 12-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 107.15 AUD ORD ltd -177 -177 12-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 107.13 AUD ORD ltd 1,618 1,618 12-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 107.13 AUD ORD ltd 6,651 6,651 12-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 107.13 AUD ORD ltd 9,589 9,589 12-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 107.13 AUD ORD ltd 2,566 2,566 12-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,188 1,188 12-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 303 303 12-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 107.12 AUD ORD ltd -613 -613 12-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 107.12 AUD ORD ltd -209 -209 12-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,597 2,597 12-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 714 714 12-Jan-22 BlackRock Asset Management Deutschland AG on mkt buy 107.27 AUD ORD ltd 906 906 12-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 107.27 AUD ORD ltd -1,118 -1,118 12-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 107.27 AUD ORD ltd 233 233 12-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 107.27 AUD ORD ltd 49 49 12-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 107.27 AUD ORD ltd -88 -88 12-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.52 GBP ORD plc 27,520 27,520 12-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.64 GBP ORD plc -13,644 -13,644 12-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 54.52 GBP ORD plc 667 667 12-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 54.52 GBP ORD plc 69 69 12-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.52 GBP ORD plc 3,261 3,261 12-Jan-22 BlackRock Asset Management Deutschland AG on mkt buy 54.52 GBP ORD plc 1,749 1,749 12-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 54.55 GBP ORD plc 64,286 64,286 12-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 54.55 GBP ORD plc 3,178 3,178 12-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 54.55 GBP ORD plc 3,232 3,232 12-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 54.55 GBP ORD plc 2,990 2,990 12-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 54.55 GBP ORD plc 3,020 3,020 12-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 54.55 GBP ORD plc 3,803 3,803 12-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 54.55 GBP ORD plc 3,442 3,442 12-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 54.55 GBP ORD plc 1,593 1,593 12-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 54.52 GBP ORD plc -1,736 -1,736 12-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.52 GBP ORD plc 881 881 12-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.52 GBP ORD plc 5,435 5,435 12-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.52 GBP ORD plc 1,938 1,938 12-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.52 GBP ORD plc 6,522 6,522 12-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,188 1,188 12-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 303 303 12-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 34,580 34,580 12-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 11,479 11,479 12-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 155,928 155,928 12-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 131 131 RIO page 173 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 459 459 12-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -6 -6 12-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 549,740 549,740 12-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -19 -19 12-Jan-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 154 154 12-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 3,707 3,707 12-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 26 26 12-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 18,995 18,995 12-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 317 317 12-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 669,021 669,021 12-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -3,846 -3,846 12-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -36 -36 12-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,652 1,652 12-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 252 252 13-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,584 1,584 13-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 408 408 13-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,449 1,449 13-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 507 507 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 111.30 AUD ORD ltd 243 243 13-Jan-22 BlackRock Investment Management, LLC on mkt buy 111.06 AUD ORD ltd 886 886 13-Jan-22 BlackRock Asset Management Deutschland AG on mkt buy 111.70 AUD ORD ltd 604 604 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 111.70 AUD ORD ltd 2,526 2,526 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 111.70 AUD ORD ltd 180 180 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 111.70 AUD ORD ltd 480 480 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 111.70 AUD ORD ltd 94 94 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 111.70 AUD ORD ltd 306 306 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 111.70 AUD ORD ltd 233 233 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 111.70 AUD ORD ltd 96 96 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 111.70 AUD ORD ltd 544 544 13-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 111.70 AUD ORD ltd 1,490 1,490 13-Jan-22 BlackRock Investment Management, LLC on mkt sell 111.70 AUD ORD ltd -331 -331 13-Jan-22 BlackRock Investment Management, LLC on mkt buy 54.54 GBP ORD plc 452 452 13-Jan-22 BlackRock Investment Management, LLC on mkt buy 54.54 GBP ORD plc 1,181 1,181 13-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 54.26 GBP ORD plc 3,300 3,300 13-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 54.26 GBP ORD plc 2,100 2,100 13-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 54.26 GBP ORD plc 14,800 14,800 13-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.61 GBP ORD plc -39,103 -39,103 13-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.72 GBP ORD plc -173,344 -173,344 13-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 54.85 GBP ORD plc 595 595 13-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.63 GBP ORD plc 1,499 1,499 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.63 GBP ORD plc 1,937 1,937 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.63 GBP ORD plc 2,174 2,174 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.63 GBP ORD plc 272 272 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.63 GBP ORD plc 886 886 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.63 GBP ORD plc 881 881 13-Jan-22 BlackRock Asset Management Deutschland AG on mkt buy 54.63 GBP ORD plc 1,166 1,166 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.63 GBP ORD plc 179 179 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.63 GBP ORD plc 786 786 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.63 GBP ORD plc 300 300 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.63 GBP ORD plc 1,640 1,640 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.63 GBP ORD plc 11,957 11,957 RIO page 174 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.63 GBP ORD plc 1,440 1,440 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.63 GBP ORD plc 3,261 3,261 13-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -20,027 -20,027 13-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 14 14 13-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 126 126 13-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -12 -12 13-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -127,563 -127,563 13-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 570,755 570,755 13-Jan-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 210 210 13-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -17 -17 13-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -95 -95 13-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -803 -803 13-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 180 180 13-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -407,779 -407,779 13-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -102,769 -102,769 13-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 122 122 13-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,056 2,056 14-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 109.61 AUD ORD ltd -398 -398 14-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.47 AUD ORD ltd 1,534 1,534 14-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.47 AUD ORD ltd 821 821 14-Jan-22 BLACKROCK ADVISORS LLC on mkt buy 110.47 AUD ORD ltd 2,124 2,124 14-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 110.47 AUD ORD ltd 3,761 3,761 14-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 110.47 AUD ORD ltd 1,594 1,594 14-Jan-22 BlackRock International Limited on mkt buy 110.47 AUD ORD ltd 1,469 1,469 14-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.47 AUD ORD ltd 6,984 6,984 14-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.47 AUD ORD ltd 641 641 14-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.47 AUD ORD ltd 2,676 2,676 14-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 110.47 AUD ORD ltd 803 803 14-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 110.47 AUD ORD ltd 635 635 14-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 110.47 AUD ORD ltd 610 610 14-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 110.47 AUD ORD ltd 994 994 14-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 110.47 AUD ORD ltd 2,020 2,020 14-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.47 AUD ORD ltd 7,385 7,385 14-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 110.47 AUD ORD ltd 151 151 14-Jan-22 BLACKROCK ADVISORS LLC on mkt buy 110.47 AUD ORD ltd 531 531 14-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.48 AUD ORD ltd 2,363 2,363 14-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.49 AUD ORD ltd 14,867 14,867 14-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.48 AUD ORD ltd 2,946 2,946 14-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.48 AUD ORD ltd 2,886 2,886 14-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1 1 14-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 110.60 AUD ORD ltd 1,684 1,684 14-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 110.60 AUD ORD ltd 94 94 14-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 110.60 AUD ORD ltd 307 307 14-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 110.60 AUD ORD ltd 233 233 14-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 110.60 AUD ORD ltd 50 50 14-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 110.60 AUD ORD ltd 2,341 2,341 14-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 110.60 AUD ORD ltd 55 55 RIO page 175 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Jan-22 BlackRock Investment Management, LLC on mkt sell 110.60 AUD ORD ltd -1,112 -1,112 14-Jan-22 BlackRock Asset Management Deutschland AG on mkt sell 110.60 AUD ORD ltd -2,423 -2,423 14-Jan-22 BlackRock Asset Management Canada Limited on mkt sell 110.60 AUD ORD ltd -221 -221 14-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 53.96 GBP ORD plc -17,350 -17,350 14-Jan-22 BLACKROCK ADVISORS LLC on mkt buy 54.06 GBP ORD plc 50 50 14-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.11 GBP ORD plc 1,900 1,900 14-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 54.11 GBP ORD plc 555 555 14-Jan-22 BLACKROCK ADVISORS LLC on mkt buy 54.11 GBP ORD plc 6,843 6,843 14-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.11 GBP ORD plc 2,816 2,816 14-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 54.11 GBP ORD plc 234 234 14-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 54.11 GBP ORD plc 6,760 6,760 14-Jan-22 BLACKROCK ADVISORS LLC on mkt buy 54.11 GBP ORD plc 1,656 1,656 14-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.11 GBP ORD plc 20,842 20,842 14-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.11 GBP ORD plc 1,771 1,771 14-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.11 GBP ORD plc 1,597 1,597 14-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 54.11 GBP ORD plc 938 938 14-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 54.11 GBP ORD plc 1,444 1,444 14-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 54.11 GBP ORD plc 6,529 6,529 14-Jan-22 BlackRock Investment Management, LLC on mkt buy 54.11 GBP ORD plc 710 710 14-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.11 GBP ORD plc 12,348 12,348 14-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.11 GBP ORD plc 4,091 4,091 14-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.20 GBP ORD plc -45,190 -45,190 14-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.14 GBP ORD plc -26,542 -26,542 14-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 483 483 14-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 169 169 14-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.06 GBP ORD plc -74,838 -74,838 14-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.06 GBP ORD plc -37,606 -37,606 14-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 54.35 GBP ORD plc 775 775 14-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.92 GBP ORD plc 272 272 14-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.92 GBP ORD plc 886 886 14-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.92 GBP ORD plc 881 881 14-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.92 GBP ORD plc 157 157 14-Jan-22 BlackRock Investment Management, LLC on mkt sell 53.92 GBP ORD plc -1,242 -1,242 14-Jan-22 BlackRock Asset Management Deutschland AG on mkt sell 53.92 GBP ORD plc -4,678 -4,678 14-Jan-22 BlackRock Asset Management Canada Limited on mkt sell 53.92 GBP ORD plc -229 -229 14-Jan-22 BlackRock Asset Management Canada Limited on mkt sell 53.92 GBP ORD plc -5,500 -5,500 14-Jan-22 BlackRock Asset Management Deutschland AG on mkt sell 53.92 GBP ORD plc -2,714 -2,714 14-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 53.92 GBP ORD plc 138 138 14-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.92 GBP ORD plc 2,054 2,054 14-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 9,228 9,228 14-Jan-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,250 2,250 14-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -73,087 -73,087 14-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 3,574 3,574 RIO page 176 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 831 831 14-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 2,054 2,054 14-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 24,250 24,250 14-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -121,240 -121,240 14-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -117,970 -117,970 14-Jan-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -284 -284 14-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 97,476 97,476 14-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -166 -166 14-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 2,897 2,897 14-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 2,040 2,040 14-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 389,976 389,976 14-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -4,218 -4,218 14-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -754 -754 14-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 81 81 14-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 14,026 14,026 14-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 34 34 17-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 109.90 AUD ORD ltd 731 731 17-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 110.03 AUD ORD ltd 4,225 4,225 17-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 110.03 AUD ORD ltd 713 713 17-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.84 GBP ORD plc 3,183 3,183 17-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 53.86 GBP ORD plc -5,603 -5,603 17-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.94 GBP ORD plc 262 262 17-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.93 GBP ORD plc 6,961 6,961 17-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 53.93 GBP ORD plc -6,084 -6,084 17-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 53.93 GBP ORD plc 5,121 5,121 17-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 54.03 GBP ORD plc 54,778 54,778 17-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.93 GBP ORD plc 3,880 3,880 17-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.93 GBP ORD plc 3,261 3,261 17-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.93 GBP ORD plc 2,174 2,174 17-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.93 GBP ORD plc 2,054 2,054 17-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 8,381 8,381 17-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -449,154 -449,154 17-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 657 657 17-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 1,521 1,521 17-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -24,250 -24,250 17-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -94,171 -94,171 17-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -459,947 -459,947 17-Jan-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 79 79 17-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 14,006 14,006 17-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -92,685 -92,685 17-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 98 98 17-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 18,193 18,193 17-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 36,958 36,958 17-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -674 -674 17-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 1,193 1,193 17-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 342 342 17-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -627,918 -627,918 RIO page 177 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -1,009 -1,009 17-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 83 83 17-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 993 993 18-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,605 3,605 18-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,295 1,295 18-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,188 1,188 18-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 303 303 18-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 33,584 33,584 18-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 11,088 11,088 18-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 109.55 AUD ORD ltd 2,006 2,006 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.65 AUD ORD ltd 1,684 1,684 18-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 109.65 AUD ORD ltd -845 -845 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.65 AUD ORD ltd 240 240 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.65 AUD ORD ltd 400 400 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.65 AUD ORD ltd 400 400 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.65 AUD ORD ltd 400 400 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.65 AUD ORD ltd 800 800 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.65 AUD ORD ltd 2,790 2,790 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.65 AUD ORD ltd 235 235 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.65 AUD ORD ltd 235 235 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.65 AUD ORD ltd 235 235 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.65 AUD ORD ltd 470 470 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.65 AUD ORD ltd 50 50 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.65 AUD ORD ltd 544 544 18-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 109.65 AUD ORD ltd 1,766 1,766 18-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 109.65 AUD ORD ltd 291 291 18-Jan-22 BlackRock International Limited on mkt sell 109.65 AUD ORD ltd -921 -921 18-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.55 GBP ORD plc 1,908 1,908 18-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.06 GBP ORD plc -3,681 -3,681 18-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.06 GBP ORD plc -42,902 -42,902 18-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.12 GBP ORD plc -10,029 -10,029 18-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 54.49 GBP ORD plc 474 474 18-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.40 GBP ORD plc -6,400 -6,400 18-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 25,024 25,024 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.43 GBP ORD plc 508 508 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.43 GBP ORD plc 633 633 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.43 GBP ORD plc 1,940 1,940 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.43 GBP ORD plc 6,985 6,985 18-Jan-22 BlackRock Asset Management Canada Limited on mkt sell 54.43 GBP ORD plc -656 -656 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.43 GBP ORD plc 1,200 1,200 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.43 GBP ORD plc 1,200 1,200 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.43 GBP ORD plc 883 883 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.43 GBP ORD plc 1,640 1,640 18-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 54.43 GBP ORD plc 184 184 18-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 54.43 GBP ORD plc 147 147 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.43 GBP ORD plc 1,048 1,048 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.43 GBP ORD plc 1,200 1,200 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.43 GBP ORD plc 2,400 2,400 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.43 GBP ORD plc 8,010 8,010 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.43 GBP ORD plc 883 883 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.43 GBP ORD plc 883 883 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.43 GBP ORD plc 157 157 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.43 GBP ORD plc 1,754 1,754 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.43 GBP ORD plc 1,766 1,766 18-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 24,600 24,600 18-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 8,040 8,040 18-Jan-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,250 2,250 RIO page 178 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 144,725 144,725 18-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 2,242 2,242 18-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 6 6 18-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 138 138 18-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 14,700 14,700 18-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 171,405 171,405 18-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 10,775 10,775 18-Jan-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -100 -100 18-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -14,006 -14,006 18-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -21 -21 18-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -22 -22 18-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -18,193 -18,193 18-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -344 -344 18-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 377 377 18-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 -1,193 -1,193 18-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -342 -342 18-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -121,418 -121,418 18-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -832 -832 18-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 18 18 18-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -993 -993 18-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 59 59 18-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 189 189 19-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.12 AUD ORD ltd 1,738 1,738 19-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 110.08 AUD ORD ltd -74 -74 19-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.14 AUD ORD ltd 381 381 19-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.14 AUD ORD ltd 57 57 19-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.14 AUD ORD ltd 211 211 19-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 110.08 AUD ORD ltd -2,753 -2,753 19-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.12 AUD ORD ltd 7,189 7,189 19-Jan-22 BlackRock (Singapore) Limited on mkt sell 110.05 AUD ORD ltd -3,921 -3,921 19-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.12 AUD ORD ltd 2,090 2,090 19-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,437 4,437 19-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,884 2,884 19-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,048 1,048 19-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,332 2,332 19-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 996 996 19-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 840 840 19-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,646 3,646 19-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,266 1,266 19-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 742 742 19-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 204 204 19-Jan-22 BlackRock Asset Management Deutschland AG on mkt buy 109.91 AUD ORD ltd 323 323 19-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.91 AUD ORD ltd 60 60 19-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.91 AUD ORD ltd 107 107 19-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.91 AUD ORD ltd 466 466 19-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.91 AUD ORD ltd 932 932 19-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 109.91 AUD ORD ltd 206 206 19-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 109.91 AUD ORD ltd -334 -334 19-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 109.91 AUD ORD ltd 1,229 1,229 19-Jan-22 BlackRock Fund Advisors on mkt buy 109.91 AUD ORD ltd 1,261 1,261 RIO page 179 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Jan-22 BlackRock Fund Advisors on mkt buy 109.91 AUD ORD ltd 2,504 2,504 19-Jan-22 BlackRock Fund Advisors on mkt sell 109.91 AUD ORD ltd -402 -402 19-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.91 AUD ORD ltd 3,673 3,673 19-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 109.91 AUD ORD ltd 59 59 19-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.91 AUD ORD ltd 1,679 1,679 19-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.91 AUD ORD ltd 342 342 19-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.91 AUD ORD ltd 10 10 19-Jan-22 BlackRock Fund Advisors on mkt buy 109.91 AUD ORD ltd 4,221 4,221 19-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.40 GBP ORD plc -4,092 -4,092 19-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 55.86 GBP ORD plc -4,607 -4,607 19-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 56.04 GBP ORD plc -400 -400 19-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 56.04 GBP ORD plc -4,300 -4,300 19-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 56.04 GBP ORD plc -4,900 -4,900 19-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 56.04 GBP ORD plc -1,400 -1,400 19-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 56.04 GBP ORD plc -100 -100 19-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 56.04 GBP ORD plc -700 -700 19-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 56.04 GBP ORD plc -2,200 -2,200 19-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 56.04 GBP ORD plc -14,300 -14,300 19-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 56.26 GBP ORD plc -18,241 -18,241 19-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 56.59 GBP ORD plc 548 548 19-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.56 GBP ORD plc 144,121 144,121 19-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 56.56 GBP ORD plc 4,771 4,771 19-Jan-22 BlackRock Fund Advisors on mkt buy 56.56 GBP ORD plc 3,523 3,523 19-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 56.56 GBP ORD plc 141 141 19-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 56.56 GBP ORD plc 279 279 19-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,832 8,832 19-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,832 8,832 19-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 56.60 GBP ORD plc 2,529 2,529 19-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 56.54 GBP ORD plc -2,318 -2,318 19-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.54 GBP ORD plc 2,240 2,240 19-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 56.54 GBP ORD plc 74 74 19-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 56.55 GBP ORD plc 7,040 7,040 19-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 56.48 GBP ORD plc 5,435 5,435 19-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 56.54 GBP ORD plc 326 326 19-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 56.54 GBP ORD plc 1,762 1,762 19-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 56.54 GBP ORD plc 4 4 19-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 56.54 GBP ORD plc 4,348 4,348 19-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 56.54 GBP ORD plc 262 262 19-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 56.54 GBP ORD plc 3,524 3,524 19-Jan-22 BlackRock Fund Advisors on mkt sell 56.54 GBP ORD plc -589 -589 19-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 56.54 GBP ORD plc 3,261 3,261 19-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 56.54 GBP ORD plc -15,340 -15,340 19-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 260,968 260,968 19-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -2,242 -2,242 19-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 1,711 1,711 19-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 4,489 4,489 19-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -14,700 -14,700 19-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -88,951 -88,951 19-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 56,670 56,670 19-Jan-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -44 -44 RIO page 180 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Jan-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a AUD ORD ltd 292 292 19-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 190 190 19-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -321 -321 19-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -5,164 -5,164 19-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -938 -938 19-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 8,583 8,583 19-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 438,800 438,800 19-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -44 -44 19-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 218 218 19-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -119 -119 19-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -479 -479 19-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 290 290 19-Jan-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -65,631 -65,631 19-Jan-22 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD ltd -38,196 -38,196 20-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 111.53 AUD ORD ltd 2,222 2,222 20-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 112.57 AUD ORD ltd 453 453 20-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,980 1,980 20-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 505 505 20-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,823 1,823 20-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 633 633 20-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,823 1,823 20-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 633 633 20-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,320 5,320 20-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,762 1,762 20-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,396 8,396 20-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,772 2,772 20-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,449 1,449 20-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 507 507 20-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,449 1,449 20-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 507 507 20-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,449 1,449 20-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 507 507 20-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 112.84 AUD ORD ltd 795 795 20-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 113.23 AUD ORD ltd 666 666 20-Jan-22 BlackRock Investment Management, LLC on mkt buy 113.23 AUD ORD ltd 933 933 20-Jan-22 BlackRock Investment Management, LLC on mkt buy 113.23 AUD ORD ltd 1,539 1,539 20-Jan-22 BlackRock Investment Management, LLC on mkt buy 113.23 AUD ORD ltd 11,506 11,506 20-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,597 2,597 20-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 714 714 20-Jan-22 BlackRock Asset Management Deutschland AG on mkt buy 113.41 AUD ORD ltd 299 299 20-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 113.41 AUD ORD ltd 640 640 20-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 113.41 AUD ORD ltd 309 309 20-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 113.41 AUD ORD ltd 309 309 20-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 113.41 AUD ORD ltd 272 272 20-Jan-22 BlackRock Investment Management, LLC on mkt buy 113.41 AUD ORD ltd 1,712 1,712 20-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 113.41 AUD ORD ltd 182 182 20-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 113.41 AUD ORD ltd 6,829 6,829 20-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 113.41 AUD ORD ltd -384 -384 RIO page 181 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 113.41 AUD ORD ltd 937 937 20-Jan-22 BlackRock Investment Management, LLC on mkt buy 56.19 GBP ORD plc 1,126 1,126 20-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.19 GBP ORD plc 1,217 1,217 20-Jan-22 BlackRock Japan Co., Ltd. on mkt buy 56.19 GBP ORD plc 3,260 3,260 20-Jan-22 BLACKROCK ADVISORS LLC on mkt buy 56.19 GBP ORD plc 81 81 20-Jan-22 BlackRock Investment Management, LLC on mkt buy 56.19 GBP ORD plc 2,748 2,748 20-Jan-22 BlackRock Investment Management, LLC on mkt buy 56.19 GBP ORD plc 16,542 16,542 20-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.19 GBP ORD plc 342 342 20-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 56.41 GBP ORD plc -45,878 -45,878 20-Jan-22 BLACKROCK ADVISORS LLC on mkt buy 56.01 GBP ORD plc 65 65 20-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 55.80 GBP ORD plc -3,132 -3,132 20-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 55.83 GBP ORD plc 7,059 7,059 20-Jan-22 BlackRock Investment Management, LLC on mkt buy 55.80 GBP ORD plc 4,279 4,279 20-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 55.80 GBP ORD plc 2,174 2,174 20-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 55.80 GBP ORD plc 2,174 2,174 20-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 55.80 GBP ORD plc 923 923 20-Jan-22 BlackRock Asset Management Deutschland AG on mkt buy 55.80 GBP ORD plc 577 577 20-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 55.80 GBP ORD plc 889 889 20-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 55.80 GBP ORD plc 889 889 20-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 55.80 GBP ORD plc 820 820 20-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 55.80 GBP ORD plc 1,920 1,920 20-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 55.80 GBP ORD plc 4,260 4,260 20-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 55.80 GBP ORD plc 4,348 4,348 20-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 55.80 GBP ORD plc 8,696 8,696 20-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,898 2,898 20-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,014 1,014 20-Jan-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 4,500 4,500 20-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 822,361 822,361 20-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 11 11 20-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -494 -494 20-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -1,390 -1,390 20-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 224,552 224,552 20-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -1,728 -1,728 20-Jan-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 339 339 20-Jan-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a AUD ORD ltd -4 -4 20-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 6,644 6,644 20-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -152 -152 20-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -7,304 -7,304 20-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 8,091 8,091 20-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -503,631 -503,631 20-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -4,691 -4,691 20-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 39 39 20-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -1 -1 20-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -54 -54 20-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 12,253 12,253 20-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -553 -553 21-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 109.12 AUD ORD ltd -538 -538 RIO page 182 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 109.14 AUD ORD ltd -3,500 -3,500 21-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 109.17 AUD ORD ltd 2,788 2,788 21-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,396 8,396 21-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,772 2,772 21-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,326 4,326 21-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,572 1,572 21-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 12,978 12,978 21-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,716 4,716 21-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,332 2,332 21-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 996 996 21-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 109.23 AUD ORD ltd 713 713 21-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 108.61 AUD ORD ltd 2,062 2,062 21-Jan-22 BLACKROCK ADVISORS LLC on mkt buy 108.61 AUD ORD ltd 12,501 12,501 21-Jan-22 BLACKROCK ADVISORS LLC on mkt buy 108.61 AUD ORD ltd 3,117 3,117 21-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 108.61 AUD ORD ltd 33,983 33,983 21-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 108.61 AUD ORD ltd 3,354 3,354 21-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 108.61 AUD ORD ltd 1,467 1,467 21-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 108.61 AUD ORD ltd 2,547 2,547 21-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 108.61 AUD ORD ltd 10,911 10,911 21-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 108.61 AUD ORD ltd 12,240 12,240 21-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 108.61 AUD ORD ltd 12,210 12,210 21-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -3,104 -3,104 21-Jan-22 BlackRock Asset Management Deutschland AG on mkt buy 108.72 AUD ORD ltd 299 299 21-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 108.72 AUD ORD ltd 428 428 21-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 108.72 AUD ORD ltd -927 -927 21-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 108.72 AUD ORD ltd 1,088 1,088 21-Jan-22 BlackRock Fund Advisors on mkt buy 108.72 AUD ORD ltd 1,419 1,419 21-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 108.72 AUD ORD ltd 51 51 21-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 108.72 AUD ORD ltd -1,620 -1,620 21-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 54.22 GBP ORD plc 567 567 21-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.35 GBP ORD plc 7,038 7,038 21-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 54.35 GBP ORD plc 4,222 4,222 21-Jan-22 BLACKROCK ADVISORS LLC on mkt buy 54.35 GBP ORD plc 18,182 18,182 21-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 54.35 GBP ORD plc 904 904 21-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 54.35 GBP ORD plc 14,472 14,472 21-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 54.35 GBP ORD plc 6,747 6,747 21-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 54.35 GBP ORD plc 1,323 1,323 21-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 54.35 GBP ORD plc 15,797 15,797 21-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 54.35 GBP ORD plc 15,503 15,503 21-Jan-22 BLACKROCK ADVISORS LLC on mkt buy 54.35 GBP ORD plc 4,776 4,776 21-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.35 GBP ORD plc 52,380 52,380 21-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.35 GBP ORD plc 5,289 5,289 21-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 54.35 GBP ORD plc 3,853 3,853 21-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 54.35 GBP ORD plc 5,339 5,339 21-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 54.35 GBP ORD plc 16,221 16,221 RIO page 183 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Jan-22 BlackRock Investment Management, LLC on mkt buy 54.35 GBP ORD plc 2,362 2,362 21-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.35 GBP ORD plc 40,175 40,175 21-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.35 GBP ORD plc 16,399 16,399 21-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.31 GBP ORD plc -4,495 -4,495 21-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.57 GBP ORD plc -9,087 -9,087 21-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 54.57 GBP ORD plc 527 527 21-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.57 GBP ORD plc -22,966 -22,966 21-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.57 GBP ORD plc -3,308 -3,308 21-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.57 GBP ORD plc -20,255 -20,255 21-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.57 GBP ORD plc -8,149 -8,149 21-Jan-22 BlackRock Investment Management, LLC on mkt sell 54.57 GBP ORD plc -1,090 -1,090 21-Jan-22 BlackRock Fund Advisors on mkt buy 54.57 GBP ORD plc 4,584 4,584 21-Jan-22 BlackRock Asset Management Deutschland AG on mkt buy 54.57 GBP ORD plc 577 577 21-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.57 GBP ORD plc 1,940 1,940 21-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 54.57 GBP ORD plc 68 68 21-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.57 GBP ORD plc 1,469 1,469 21-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.57 GBP ORD plc 5,264 5,264 21-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.57 GBP ORD plc 1,129 1,129 21-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 54.57 GBP ORD plc -2,667 -2,667 21-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.57 GBP ORD plc 4,348 4,348 21-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.57 GBP ORD plc 1,304 1,304 21-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.57 GBP ORD plc 3,280 3,280 21-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 29,260 29,260 21-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 9,713 9,713 21-Jan-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 33,750 33,750 21-Jan-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,250 2,250 21-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -44,483 -44,483 21-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 2,771 2,771 21-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 469 469 21-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -149,217 -149,217 21-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 105,946 105,946 21-Jan-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -241 -241 21-Jan-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a AUD ORD ltd -132 -132 21-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 1,932 1,932 21-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 12,281 12,281 21-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -1,579 -1,579 21-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 2,132 2,132 21-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 45,926 45,926 21-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -114,743 -114,743 21-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -296 -296 21-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -91 -91 21-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 690 690 21-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 13 13 21-Jan-22 BlackRock Japan Co., Ltd. in specie n/a GBP ORD plc -1,923 -1,923 24-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,980 1,980 RIO page 184 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 505 505 24-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 107.65 AUD ORD ltd -3,977 -3,977 24-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 107.64 AUD ORD ltd -264 -264 24-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 107.64 AUD ORD ltd -170 -170 24-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 107.64 AUD ORD ltd -3,575 -3,575 24-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 107.96 AUD ORD ltd -2,388 -2,388 24-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 107.96 AUD ORD ltd 1,696 1,696 24-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 107.96 AUD ORD ltd 2,544 2,544 24-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 107.96 AUD ORD ltd 466 466 24-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 107.96 AUD ORD ltd -272 -272 24-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 107.96 AUD ORD ltd 2,178 2,178 24-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 107.96 AUD ORD ltd 118 118 24-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 107.96 AUD ORD ltd -8,183 -8,183 24-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 53.92 GBP ORD plc -300 -300 24-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 53.92 GBP ORD plc -3,700 -3,700 24-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 53.92 GBP ORD plc -2,200 -2,200 24-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 53.92 GBP ORD plc -1,400 -1,400 24-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 53.92 GBP ORD plc -600 -600 24-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 53.92 GBP ORD plc -200 -200 24-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 53.92 GBP ORD plc -700 -700 24-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 53.92 GBP ORD plc -3,700 -3,700 24-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 52.23 GBP ORD plc -11,132 -11,132 24-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 52.64 GBP ORD plc 627 627 24-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 52.64 GBP ORD plc -4,611 -4,611 24-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 52.64 GBP ORD plc 4,015 4,015 24-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 52.64 GBP ORD plc 20,481 20,481 24-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 52.64 GBP ORD plc 673 673 24-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 52.64 GBP ORD plc 132 132 24-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 52.64 GBP ORD plc 1,288 1,288 24-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 52.64 GBP ORD plc 6,575 6,575 24-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 52.64 GBP ORD plc -9,476 -9,476 24-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 52.64 GBP ORD plc -839 -839 24-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 52.64 GBP ORD plc -820 -820 24-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 52.64 GBP ORD plc 1,397 1,397 24-Jan-22 BlackRock Asset Management Deutschland AG on mkt buy 52.64 GBP ORD plc 10,512 10,512 24-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 52.64 GBP ORD plc 1,762 1,762 24-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -864,321 -864,321 24-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 5,293 5,293 24-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 1,503 1,503 24-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 1,406 1,406 24-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 371,242 371,242 24-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 351,583 351,583 24-Jan-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -16 -16 24-Jan-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a AUD ORD ltd -156 -156 RIO page 185 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 40 40 24-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -12,268 -12,268 24-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 29,832 29,832 24-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -1,149 -1,149 24-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 37,974 37,974 24-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -325,078 -325,078 24-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 2,163 2,163 24-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -126 -126 24-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,228 1,228 24-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 241 241 25-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 106.97 AUD ORD ltd -10,337 -10,337 25-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 106.97 AUD ORD ltd -1,091 -1,091 25-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 106.97 AUD ORD ltd -6,413 -6,413 25-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 106.97 AUD ORD ltd -5,403 -5,403 25-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 106.97 AUD ORD ltd -705 -705 25-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 106.97 AUD ORD ltd -55,255 -55,255 25-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 106.97 AUD ORD ltd -14,778 -14,778 25-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 106.97 AUD ORD ltd -2,459 -2,459 25-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 77,420 77,420 25-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 25,280 25,280 25-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,104 3,104 25-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,326 4,326 25-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,584 1,584 25-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 12,594 12,594 25-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,158 4,158 25-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,597 2,597 25-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 714 714 25-Jan-22 BlackRock Asset Management Deutschland AG on mkt buy 107.08 AUD ORD ltd 598 598 25-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 107.08 AUD ORD ltd 13 13 25-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 107.08 AUD ORD ltd -853 -853 25-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 107.08 AUD ORD ltd 400 400 25-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 107.08 AUD ORD ltd -214 -214 25-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 107.08 AUD ORD ltd 432 432 25-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 107.08 AUD ORD ltd 233 233 25-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 107.08 AUD ORD ltd 1,165 1,165 25-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 107.08 AUD ORD ltd -160 -160 25-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 107.08 AUD ORD ltd -1,230 -1,230 25-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 107.08 AUD ORD ltd -32,845 -32,845 25-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 107.08 AUD ORD ltd 276 276 25-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 107.08 AUD ORD ltd -8,448 -8,448 25-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 53.15 GBP ORD plc -48,364 -48,364 25-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 53.04 GBP ORD plc 1,221 1,221 25-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.11 GBP ORD plc 491 491 25-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 53.11 GBP ORD plc -206 -206 25-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.11 GBP ORD plc 2,174 2,174 25-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.11 GBP ORD plc 881 881 25-Jan-22 BlackRock Japan Co., Ltd. on mkt buy 53.11 GBP ORD plc 1,278 1,278 25-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 53.11 GBP ORD plc -3,713 -3,713 25-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 53.11 GBP ORD plc -8,943 -8,943 RIO page 186 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 53.11 GBP ORD plc -24,262 -24,262 25-Jan-22 BlackRock Asset Management Deutschland AG on mkt buy 53.11 GBP ORD plc 1,156 1,156 25-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.11 GBP ORD plc 40 40 25-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.11 GBP ORD plc 2,174 2,174 25-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.11 GBP ORD plc 1,190 1,190 25-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.11 GBP ORD plc 1,644 1,644 25-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 53.11 GBP ORD plc -652 -652 25-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.11 GBP ORD plc 13,970 13,970 25-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.11 GBP ORD plc 5,435 5,435 25-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.11 GBP ORD plc 3,261 3,261 25-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.11 GBP ORD plc 4,405 4,405 25-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 53.11 GBP ORD plc -502 -502 25-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,874 8,874 25-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 8,040 8,040 25-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 24,600 24,600 25-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,020 1,020 25-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,710 3,710 25-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -322,672 -322,672 25-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 11,257 11,257 25-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -5,627 -5,627 25-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -615 -615 25-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -1,245,614 -1,245,614 25-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -84,536 -84,536 25-Jan-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 172 172 25-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 410,221 410,221 25-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 9 9 25-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -57,691 -57,691 25-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 255 255 25-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -191,633 -191,633 25-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 1,332 1,332 25-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -2,191 -2,191 25-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 3,128 3,128 26-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,190 8,190 26-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 840 840 26-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 6,044 6,044 26-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 12,088 12,088 26-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,884 2,884 26-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,048 1,048 26-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 798 798 26-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 557 557 26-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -1,215 -1,215 26-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -405 -405 26-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,968 2,968 26-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 824 824 26-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 54.20 GBP ORD plc 4,477 4,477 26-Jan-22 BLACKROCK ADVISORS LLC on mkt buy 53.93 GBP ORD plc 45 45 26-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 54.51 GBP ORD plc 192 192 26-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 54.67 GBP ORD plc 2,517 2,517 26-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.65 GBP ORD plc -3,912 -3,912 26-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 54.96 GBP ORD plc 533 533 26-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 54.97 GBP ORD plc 8,603 8,603 26-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.42 GBP ORD plc -5,800 -5,800 26-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.56 GBP ORD plc -15,351 -15,351 26-Jan-22 BlackRock Investment Management, LLC on mkt buy 54.34 GBP ORD plc 3,131 3,131 RIO page 187 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.34 GBP ORD plc 3,408 3,408 26-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.34 GBP ORD plc 1,278 1,278 26-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 54.34 GBP ORD plc 234 234 26-Jan-22 BlackRock Asset Management Canada Limited on mkt sell 54.34 GBP ORD plc -4,126 -4,126 26-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.34 GBP ORD plc 2,174 2,174 26-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 54.34 GBP ORD plc 452 452 26-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.34 GBP ORD plc -9,080 -9,080 26-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 54.34 GBP ORD plc -1,223 -1,223 26-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.34 GBP ORD plc 524 524 26-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.34 GBP ORD plc 829 829 26-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.34 GBP ORD plc 1,758 1,758 26-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.34 GBP ORD plc 5,274 5,274 26-Jan-22 BlackRock Asset Management Deutschland AG on mkt sell 54.34 GBP ORD plc -11,680 -11,680 26-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.34 GBP ORD plc 2,794 2,794 26-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.34 GBP ORD plc 3,261 3,261 26-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.34 GBP ORD plc 8,696 8,696 26-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 54.34 GBP ORD plc -560 -560 26-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.34 GBP ORD plc 1,758 1,758 26-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 54.34 GBP ORD plc 2,512 2,512 26-Jan-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 9,000 9,000 26-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 915,931 915,931 26-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 3,661 3,661 26-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -440 -440 26-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -4,034 -4,034 26-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -4,860,445 -4,860,445 26-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -30,251 -30,251 26-Jan-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -151 -151 26-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -11,542 -11,542 26-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 162 162 26-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -2,049 -2,049 26-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 8,032 8,032 26-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -19,996 -19,996 26-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 14,829 14,829 26-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 2 2 26-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 51 51 26-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,118 1,118 26-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 221 221 27-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 109.71 AUD ORD ltd -1,293 -1,293 27-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 109.40 AUD ORD ltd -275 -275 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.71 AUD ORD ltd 275 275 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.71 AUD ORD ltd 458 458 27-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 109.40 AUD ORD ltd -177 -177 27-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 109.40 AUD ORD ltd -3,723 -3,723 27-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 109.40 AUD ORD ltd -372 -372 27-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 109.47 AUD ORD ltd -10,925 -10,925 27-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 109.47 AUD ORD ltd -1,712 -1,712 27-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 109.17 AUD ORD ltd -409 -409 27-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 109.19 AUD ORD ltd 6,222 6,222 RIO page 188 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 109.16 AUD ORD ltd -1,380 -1,380 27-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 109.16 AUD ORD ltd -6,114 -6,114 27-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 109.16 AUD ORD ltd -553 -553 27-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 109.16 AUD ORD ltd -4,214 -4,214 27-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 110.20 AUD ORD ltd 1,601 1,601 27-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 14,693 14,693 27-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,851 4,851 27-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,597 2,597 27-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 714 714 27-Jan-22 BlackRock Investment Management, LLC on mkt buy 108.99 AUD ORD ltd 383 383 27-Jan-22 BlackRock Investment Management, LLC on mkt buy 108.99 AUD ORD ltd 1,368 1,368 27-Jan-22 BlackRock Investment Management, LLC on mkt buy 108.99 AUD ORD ltd 5,172 5,172 27-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 109.29 AUD ORD ltd -182 -182 27-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 109.29 AUD ORD ltd -853 -853 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.29 AUD ORD ltd 120 120 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.29 AUD ORD ltd 180 180 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.29 AUD ORD ltd 300 300 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.29 AUD ORD ltd 640 640 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.29 AUD ORD ltd 1,120 1,120 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.29 AUD ORD ltd 310 310 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.29 AUD ORD ltd 217 217 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.29 AUD ORD ltd 233 233 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.29 AUD ORD ltd 233 233 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.29 AUD ORD ltd 233 233 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.29 AUD ORD ltd 1,374 1,374 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.29 AUD ORD ltd 458 458 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.29 AUD ORD ltd 699 699 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.29 AUD ORD ltd 800 800 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 109.29 AUD ORD ltd 816 816 27-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 109.29 AUD ORD ltd -1,218 -1,218 27-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 109.29 AUD ORD ltd -1,546 -1,546 27-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 55.57 GBP ORD plc -4,507 -4,507 27-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 12,300 12,300 27-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,005 4,005 27-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 55.69 GBP ORD plc -4,063 -4,063 27-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 55.69 GBP ORD plc -2,146 -2,146 27-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 55.69 GBP ORD plc -23,022 -23,022 27-Jan-22 BlackRock Investment Management, LLC on mkt sell 55.69 GBP ORD plc -864 -864 27-Jan-22 BLACKROCK ADVISORS LLC on mkt buy 55.69 GBP ORD plc 222 222 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 55.69 GBP ORD plc 1,754 1,754 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 55.69 GBP ORD plc 1,087 1,087 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 55.69 GBP ORD plc 1,310 1,310 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 55.69 GBP ORD plc 1,920 1,920 27-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 55.69 GBP ORD plc -2,148 -2,148 27-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 55.69 GBP ORD plc -4,848 -4,848 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 55.69 GBP ORD plc 786 786 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 55.69 GBP ORD plc 881 881 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 55.69 GBP ORD plc 881 881 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 55.69 GBP ORD plc 2,643 2,643 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 55.69 GBP ORD plc 2,460 2,460 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 55.69 GBP ORD plc 3,360 3,360 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 55.69 GBP ORD plc 890 890 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 55.69 GBP ORD plc 881 881 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 55.69 GBP ORD plc 822 822 27-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -784 -784 27-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -248 -248 27-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,394 2,394 RIO page 189 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,668 1,668 27-Jan-22 BlackRock Asset Management Canada Limited on mkt sell 75.09 USD ADR 1:1 -737 -737 27-Jan-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 9,000 9,000 27-Jan-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,250 2,250 27-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 213,402 213,402 27-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 5,428 5,428 27-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -5,418 -5,418 27-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -693 -693 27-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -92,541 -92,541 27-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -98,299 -98,299 27-Jan-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -374 -374 27-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -210,704 -210,704 27-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 47 47 27-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -46,841 -46,841 27-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 555 555 27-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -346,951 -346,951 27-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -16,349 -16,349 27-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -1,931 -1,931 27-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 17 17 27-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 825 825 27-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 405 405 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 112.38 AUD ORD ltd 1,330 1,330 28-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 17,520 17,520 28-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -19,669 -19,669 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 113.76 AUD ORD ltd 5,306 5,306 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 113.76 AUD ORD ltd 5,306 5,306 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 112.95 AUD ORD ltd 10,337 10,337 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 112.95 AUD ORD ltd 1,630 1,630 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 112.95 AUD ORD ltd 6,413 6,413 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 112.95 AUD ORD ltd 5,403 5,403 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 112.95 AUD ORD ltd 1,052 1,052 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 112.95 AUD ORD ltd 55,255 55,255 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 112.95 AUD ORD ltd 22,076 22,076 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 112.95 AUD ORD ltd 2,831 2,831 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 113.16 AUD ORD ltd -381 -381 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 113.16 AUD ORD ltd -1,103 -1,103 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 113.16 AUD ORD ltd -682 -682 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 113.41 AUD ORD ltd -28,563 -28,563 28-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 113.41 AUD ORD ltd -4,852 -4,852 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 113.41 AUD ORD ltd -7,741 -7,741 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 113.41 AUD ORD ltd -2,470 -2,470 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 113.41 AUD ORD ltd -19,582 -19,582 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 113.41 AUD ORD ltd -1,728 -1,728 RIO page 190 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 113.41 AUD ORD ltd -9,027 -9,027 28-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 113.41 AUD ORD ltd -5,266 -5,266 28-Jan-22 BlackRock International Limited on mkt sell 113.41 AUD ORD ltd -3,633 -3,633 28-Jan-22 BlackRock Investment Management, LLC on mkt sell 113.41 AUD ORD ltd -6,690 -6,690 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 113.41 AUD ORD ltd -2,267 -2,267 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 113.41 AUD ORD ltd -903 -903 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 113.41 AUD ORD ltd -657 -657 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 113.41 AUD ORD ltd -18,928 -18,928 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 113.41 AUD ORD ltd -4,208 -4,208 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 113.41 AUD ORD ltd -9,173 -9,173 28-Jan-22 BlackRock Fund Advisors on mkt sell 113.41 AUD ORD ltd -15,722 -15,722 28-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 113.41 AUD ORD ltd -19,806 -19,806 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 113.41 AUD ORD ltd -11,347 -11,347 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 113.41 AUD ORD ltd -36,135 -36,135 28-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 113.41 AUD ORD ltd -10,891 -10,891 28-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 113.41 AUD ORD ltd -1,937 -1,937 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 113.41 AUD ORD ltd -4,220 -4,220 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 113.41 AUD ORD ltd -2,734 -2,734 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 113.41 AUD ORD ltd -4,772 -4,772 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 113.41 AUD ORD ltd -6,919 -6,919 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 113.41 AUD ORD ltd -29,786 -29,786 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 113.41 AUD ORD ltd -12,702 -12,702 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 113.41 AUD ORD ltd -15,482 -15,482 28-Jan-22 BlackRock Fund Advisors on mkt sell 113.41 AUD ORD ltd -27,249 -27,249 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 113.76 AUD ORD ltd 5,306 5,306 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 113.76 AUD ORD ltd 1,516 1,516 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 113.76 AUD ORD ltd 1,516 1,516 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 113.76 AUD ORD ltd 1,636 1,636 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 113.76 AUD ORD ltd 26 26 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 113.76 AUD ORD ltd 3,208 3,208 28-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 113.76 AUD ORD ltd -802 -802 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 113.76 AUD ORD ltd 800 800 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 113.76 AUD ORD ltd 720 720 28-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 113.76 AUD ORD ltd -1,848 -1,848 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 113.76 AUD ORD ltd 233 233 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 113.76 AUD ORD ltd 233 233 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 113.76 AUD ORD ltd 932 932 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 113.76 AUD ORD ltd 699 699 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 113.76 AUD ORD ltd 4,672 4,672 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 113.76 AUD ORD ltd 393 393 28-Jan-22 BlackRock (Singapore) Limited on mkt buy 113.76 AUD ORD ltd 253 253 28-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 113.76 AUD ORD ltd 1,900 1,900 28-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 113.76 AUD ORD ltd 126 126 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 113.76 AUD ORD ltd 633 633 28-Jan-22 BlackRock Fund Advisors on mkt buy 113.76 AUD ORD ltd 4,621 4,621 28-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 113.76 AUD ORD ltd 143 143 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 113.76 AUD ORD ltd 349 349 RIO page 191 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 113.76 AUD ORD ltd 2,243 2,243 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 113.76 AUD ORD ltd 10,269 10,269 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 113.76 AUD ORD ltd 12,453 12,453 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 113.76 AUD ORD ltd 10,230 10,230 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 113.76 AUD ORD ltd -18,459 -18,459 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 55.08 GBP ORD plc -23,050 -23,050 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 54.09 GBP ORD plc 10,416 10,416 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.83 GBP ORD plc 418 418 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.83 GBP ORD plc 110 110 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.83 GBP ORD plc 136 136 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.83 GBP ORD plc 911 911 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.83 GBP ORD plc 497 497 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.83 GBP ORD plc 2,939 2,939 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.83 GBP ORD plc 2,484 2,484 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.83 GBP ORD plc 1,198 1,198 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.83 GBP ORD plc 46 46 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.83 GBP ORD plc 461 461 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.83 GBP ORD plc 10,026 10,026 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.83 GBP ORD plc 72 72 28-Jan-22 BlackRock Investment Management, LLC on mkt buy 53.83 GBP ORD plc 179 179 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.83 GBP ORD plc 26 26 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.83 GBP ORD plc 3,047 3,047 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 53.83 GBP ORD plc 23 23 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.83 GBP ORD plc 11 11 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.83 GBP ORD plc 1,513 1,513 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.83 GBP ORD plc 187 187 28-Jan-22 BlackRock (Singapore) Limited on mkt buy 53.83 GBP ORD plc 50 50 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.83 GBP ORD plc 985 985 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.83 GBP ORD plc 2,792 2,792 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.83 GBP ORD plc 164 164 28-Jan-22 BlackRock Investment Management, LLC on mkt buy 53.83 GBP ORD plc 252 252 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.83 GBP ORD plc 12,281 12,281 28-Jan-22 BlackRock Fund Advisors on mkt buy 53.83 GBP ORD plc 348 348 28-Jan-22 BlackRock Fund Advisors on mkt buy 53.83 GBP ORD plc 137 137 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.83 GBP ORD plc 194 194 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.83 GBP ORD plc 2,077 2,077 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.83 GBP ORD plc 14,296 14,296 28-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 53.83 GBP ORD plc 647 647 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.83 GBP ORD plc 466 466 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.83 GBP ORD plc 4,290 4,290 28-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 53.83 GBP ORD plc 25 25 28-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 53.83 GBP ORD plc 18 18 RIO page 192 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.83 GBP ORD plc 252 252 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.83 GBP ORD plc 1,484 1,484 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.83 GBP ORD plc 362 362 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.83 GBP ORD plc 143 143 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.83 GBP ORD plc 855 855 28-Jan-22 BlackRock Fund Advisors on mkt buy 53.83 GBP ORD plc 676 676 28-Jan-22 BlackRock Investment Management, LLC on mkt buy 53.83 GBP ORD plc 1,389 1,389 28-Jan-22 BlackRock Investment Management, LLC on mkt buy 53.83 GBP ORD plc 14,275 14,275 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.83 GBP ORD plc 596 596 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.83 GBP ORD plc 139 139 28-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 53.83 GBP ORD plc 52 52 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.83 GBP ORD plc 224 224 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.83 GBP ORD plc 103 103 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.83 GBP ORD plc 337 337 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 53.83 GBP ORD plc 30 30 28-Jan-22 BlackRock Fund Advisors on mkt buy 53.83 GBP ORD plc 3,904 3,904 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.83 GBP ORD plc 50 50 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 80 80 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 6,618 6,618 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 2,400 2,400 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 2,160 2,160 28-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 53.86 GBP ORD plc -5,328 -5,328 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 881 881 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 2,643 2,643 28-Jan-22 BlackRock Asset Management Deutschland AG on mkt sell 53.86 GBP ORD plc -106 -106 28-Jan-22 BlackRock Asset Management Deutschland AG on mkt sell 53.86 GBP ORD plc -380 -380 28-Jan-22 BlackRock Fund Advisors on mkt sell 53.86 GBP ORD plc -137 -137 28-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 53.86 GBP ORD plc -332 -332 28-Jan-22 BlackRock Asset Management Canada Limited on mkt sell 53.86 GBP ORD plc -23 -23 28-Jan-22 BlackRock Asset Management Deutschland AG on mkt buy 53.86 GBP ORD plc 411,365 411,365 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 7,721 7,721 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 881 881 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 4,078 4,078 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 3,524 3,524 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.86 GBP ORD plc 3,757 3,757 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.86 GBP ORD plc 985 985 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.86 GBP ORD plc 1,223 1,223 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.86 GBP ORD plc 8,198 8,198 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.86 GBP ORD plc 4,472 4,472 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.86 GBP ORD plc 26,459 26,459 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.86 GBP ORD plc 22,357 22,357 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.86 GBP ORD plc 10,773 10,773 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.86 GBP ORD plc 414 414 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.86 GBP ORD plc 4,143 4,143 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.86 GBP ORD plc 90,258 90,258 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.86 GBP ORD plc 645 645 28-Jan-22 BlackRock Investment Management, LLC on mkt buy 53.86 GBP ORD plc 1,609 1,609 RIO page 193 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.86 GBP ORD plc 227 227 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 27,429 27,429 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 53.86 GBP ORD plc 205 205 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 96 96 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 13,608 13,608 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.86 GBP ORD plc 1,677 1,677 28-Jan-22 BlackRock (Singapore) Limited on mkt buy 53.86 GBP ORD plc 446 446 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.86 GBP ORD plc 8,860 8,860 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.86 GBP ORD plc 25,130 25,130 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.86 GBP ORD plc 1,468 1,468 28-Jan-22 BlackRock Investment Management, LLC on mkt buy 53.86 GBP ORD plc 2,261 2,261 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.86 GBP ORD plc 110,563 110,563 28-Jan-22 BlackRock Fund Advisors on mkt buy 53.86 GBP ORD plc 3,128 3,128 28-Jan-22 BlackRock Fund Advisors on mkt buy 53.86 GBP ORD plc 1,226 1,226 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 1,739 1,739 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 18,700 18,700 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 128,699 128,699 28-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 53.86 GBP ORD plc 5,816 5,816 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 4,185 4,185 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 38,626 38,626 28-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 53.86 GBP ORD plc 224 224 28-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 53.86 GBP ORD plc 159 159 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 2,262 2,262 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 13,355 13,355 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 3,257 3,257 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 1,283 1,283 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 7,692 7,692 28-Jan-22 BlackRock Fund Advisors on mkt buy 53.86 GBP ORD plc 6,082 6,082 28-Jan-22 BlackRock Investment Management, LLC on mkt buy 53.86 GBP ORD plc 12,491 12,491 28-Jan-22 BlackRock Investment Management, LLC on mkt buy 53.86 GBP ORD plc 128,510 128,510 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.86 GBP ORD plc 5,358 5,358 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.86 GBP ORD plc 1,245 1,245 28-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 53.86 GBP ORD plc 466 466 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.86 GBP ORD plc 2,015 2,015 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.86 GBP ORD plc 918 918 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.86 GBP ORD plc 3,025 3,025 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 53.86 GBP ORD plc 270 270 28-Jan-22 BlackRock Fund Advisors on mkt buy 53.86 GBP ORD plc 35,150 35,150 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.86 GBP ORD plc 447 447 28-Jan-22 BlackRock Fund Advisors on mkt sell 53.86 GBP ORD plc -1,226 -1,226 28-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 53.86 GBP ORD plc -2,996 -2,996 28-Jan-22 BlackRock Asset Management Canada Limited on mkt sell 53.86 GBP ORD plc -203 -203 28-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,047 5,047 28-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,841 1,841 28-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 32,800 32,800 28-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 10,720 10,720 28-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 73.13 USD ADR 1:1 10,023 10,023 28-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -927,779 -927,779 28-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 27,114 27,114 28-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -1 -1 28-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -21 -21 RIO page 194 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 1,476,328 1,476,328 28-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 60,453 60,453 28-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 3,058 3,058 28-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 8 8 28-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 5 5 28-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -2,679 -2,679 28-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -262 -262 28-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -640 -640 28-Jan-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -17 -17 28-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 4,076 4,076 28-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 55 55 28-Jan-22 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD ltd -12,467 -12,467 31-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,498 3,498 31-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,494 1,494 31-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -2,310 -2,310 31-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -910 -910 31-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,597 2,597 31-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 721 721 31-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 111.37 AUD ORD ltd -333 -333 31-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 111.37 AUD ORD ltd -1,148 -1,148 31-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 110.79 AUD ORD ltd -236 -236 31-Jan-22 BLACKROCK ADVISORS LLC on mkt buy 111.49 AUD ORD ltd 895 895 31-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 111.56 AUD ORD ltd 9,475 9,475 31-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 111.48 AUD ORD ltd 35 35 31-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 111.56 AUD ORD ltd 1,198 1,198 31-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 111.56 AUD ORD ltd 13 13 31-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 111.56 AUD ORD ltd 180 180 31-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 111.56 AUD ORD ltd 444 444 31-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 111.56 AUD ORD ltd -311 -311 31-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 111.56 AUD ORD ltd 15,565 15,565 31-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 111.56 AUD ORD ltd 105 105 31-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 111.56 AUD ORD ltd -21,134 -21,134 31-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 111.56 AUD ORD ltd -79 -79 31-Jan-22 BlackRock Fund Advisors on mkt sell 111.56 AUD ORD ltd -1,298 -1,298 31-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 111.56 AUD ORD ltd -257 -257 31-Jan-22 BlackRock Fund Advisors on mkt sell 111.56 AUD ORD ltd -1,101 -1,101 31-Jan-22 BLACKROCK ADVISORS LLC on mkt buy 52.25 GBP ORD plc 1,332 1,332 31-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 52.39 GBP ORD plc 329 329 31-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 52.39 GBP ORD plc -295 -295 31-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 52.35 GBP ORD plc 791 791 31-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,964 5,964 31-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 52.38 GBP ORD plc 107 107 31-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 19,669 19,669 31-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 51.85 GBP ORD plc -4,631 -4,631 31-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 51.85 GBP ORD plc -9,880 -9,880 31-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 51.85 GBP ORD plc 137 137 31-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 51.85 GBP ORD plc -2,418 -2,418 RIO page 195 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 51.85 GBP ORD plc -30,140 -30,140 31-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 51.85 GBP ORD plc -20,639 -20,639 31-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 51.85 GBP ORD plc -8,315 -8,315 31-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 51.85 GBP ORD plc -12,578 -12,578 31-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 51.85 GBP ORD plc -143 -143 31-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 51.85 GBP ORD plc 2,047 2,047 31-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 51.85 GBP ORD plc 2,206 2,206 31-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 51.85 GBP ORD plc 4,412 4,412 31-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 51.85 GBP ORD plc 4,412 4,412 31-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 51.85 GBP ORD plc -611 -611 31-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 51.85 GBP ORD plc -2,898 -2,898 31-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 51.85 GBP ORD plc -44,570 -44,570 31-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 51.85 GBP ORD plc -4,191 -4,191 31-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 51.85 GBP ORD plc -2,279 -2,279 31-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 51.85 GBP ORD plc -733 -733 31-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 51.85 GBP ORD plc 40 40 31-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 51.85 GBP ORD plc 786 786 31-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 51.85 GBP ORD plc -891 -891 31-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 51.85 GBP ORD plc 20,957 20,957 31-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 51.85 GBP ORD plc 1,344 1,344 31-Jan-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,381 3,381 31-Jan-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,183 1,183 31-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 33,043 33,043 31-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -16,102 -16,102 31-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -1 -1 31-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 8 8 31-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -286,232 -286,232 31-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 115 115 31-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -5,473 -5,473 31-Jan-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -62 -62 31-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -2 -2 31-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 200 200 31-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 27,986 27,986 31-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -261 -261 31-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,734 2,734 31-Jan-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,323 1,323 01-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 109.00 AUD ORD ltd -290 -290 01-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 109.40 AUD ORD ltd 3,234 3,234 01-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 109.41 AUD ORD ltd 30,501 30,501 01-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 109.41 AUD ORD ltd 389 389 01-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 109.41 AUD ORD ltd 409 409 01-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 109.41 AUD ORD ltd 7,096 7,096 01-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 109.41 AUD ORD ltd 605 605 01-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 109.41 AUD ORD ltd 2,150 2,150 01-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 109.41 AUD ORD ltd 2,111 2,111 01-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 109.41 AUD ORD ltd 1,065 1,065 01-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 109.41 AUD ORD ltd 2,204 2,204 01-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 109.41 AUD ORD ltd 8,055 8,055 RIO page 196 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 109.41 AUD ORD ltd 14,734 14,734 01-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,678 2,678 01-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 5,356 5,356 01-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,646 3,646 01-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,266 1,266 01-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 109.33 AUD ORD ltd -214 -214 01-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 108.90 AUD ORD ltd 598 598 01-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 108.90 AUD ORD ltd 1,600 1,600 01-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 108.90 AUD ORD ltd 450 450 01-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 108.90 AUD ORD ltd 375 375 01-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 108.90 AUD ORD ltd 231 231 01-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 108.90 AUD ORD ltd 24,266 24,266 01-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 108.90 AUD ORD ltd 4,497 4,497 01-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 52.80 GBP ORD plc 144 144 01-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 52.79 GBP ORD plc 4,553 4,553 01-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 53.14 GBP ORD plc -65,089 -65,089 01-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 53.21 GBP ORD plc -807 -807 01-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 53.27 GBP ORD plc -9,248 -9,248 01-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 53.30 GBP ORD plc 8,369 8,369 01-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 53.60 GBP ORD plc 62 62 01-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 53.50 GBP ORD plc 1,048 1,048 01-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.50 GBP ORD plc 5,955 5,955 01-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.50 GBP ORD plc 4,953 4,953 01-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 53.50 GBP ORD plc -6,000 -6,000 01-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 53.50 GBP ORD plc -27,910 -27,910 01-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.50 GBP ORD plc 2,948 2,948 01-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.50 GBP ORD plc 17,688 17,688 01-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.50 GBP ORD plc 1,103 1,103 01-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.50 GBP ORD plc 3,309 3,309 01-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.50 GBP ORD plc 1,120 1,120 01-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.50 GBP ORD plc 1,852 1,852 01-Feb-22 BlackRock Fund Advisors on mkt buy 53.50 GBP ORD plc 10,568 10,568 01-Feb-22 BlackRock Japan Co., Ltd. on mkt sell 53.50 GBP ORD plc -1,701 -1,701 01-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.50 GBP ORD plc 43,982 43,982 01-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.50 GBP ORD plc 1,344 1,344 01-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.50 GBP ORD plc 879 879 01-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 53.50 GBP ORD plc 1,156 1,156 01-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.50 GBP ORD plc 4,300 4,300 01-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.50 GBP ORD plc 4,412 4,412 01-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 53.50 GBP ORD plc 1,705 1,705 01-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,678 2,678 01-Feb-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,318 2,318 01-Feb-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,318 2,318 01-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -999 -999 01-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 64,432 64,432 01-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 1,376 1,376 01-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -1,702 -1,702 01-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 25,250 25,250 01-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -380,927 -380,927 01-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -10,072 -10,072 01-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -6,675 -6,675 RIO page 197 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -287 -287 01-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 29,106 29,106 01-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 13,861 13,861 01-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 32,388 32,388 01-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -13,971 -13,971 01-Feb-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 1,732 1,732 01-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,841 1,841 01-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,002 -2,002 02-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 111.66 AUD ORD ltd 2,271 2,271 02-Feb-22 BlackRock Fund Advisors on mkt buy 111.08 AUD ORD ltd 1,052 1,052 02-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,071 3,071 02-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,024 1,024 02-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,396 8,396 02-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,780 2,780 02-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -2,310 -2,310 02-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -910 -910 02-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 111.62 AUD ORD ltd 1,087 1,087 02-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 111.62 AUD ORD ltd 6,339 6,339 02-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 111.66 AUD ORD ltd 1,620 1,620 02-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 111.43 AUD ORD ltd -3,032 -3,032 02-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 111.43 AUD ORD ltd 598 598 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 111.43 AUD ORD ltd 13 13 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 111.43 AUD ORD ltd 26 26 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 111.43 AUD ORD ltd 26 26 02-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 111.43 AUD ORD ltd -1,600 -1,600 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 111.43 AUD ORD ltd 370 370 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 111.43 AUD ORD ltd 814 814 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 111.43 AUD ORD ltd 233 233 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 111.43 AUD ORD ltd 273 273 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 111.43 AUD ORD ltd 273 273 02-Feb-22 BlackRock Investment Management, LLC on mkt sell 111.43 AUD ORD ltd -2,076 -2,076 02-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 111.43 AUD ORD ltd -11,235 -11,235 02-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 111.43 AUD ORD ltd -606 -606 02-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.25 GBP ORD plc -25 -25 02-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 53.99 GBP ORD plc -15,100 -15,100 02-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 53.60 GBP ORD plc -9,966 -9,966 02-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 53.77 GBP ORD plc -1,599 -1,599 02-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 53.60 GBP ORD plc -25,000 -25,000 02-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 15,130 15,130 02-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,970 4,970 02-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 6,052 6,052 02-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 16,400 16,400 02-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 5,340 5,340 02-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 7,565 7,565 02-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,415 2,415 02-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 845 845 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.55 GBP ORD plc 3,309 3,309 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.55 GBP ORD plc 767 767 02-Feb-22 BlackRock Japan Co., Ltd. on mkt sell 53.55 GBP ORD plc -34 -34 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.55 GBP ORD plc 6,302 6,302 02-Feb-22 BlackRock Investment Management, LLC on mkt sell 53.55 GBP ORD plc -3,486 -3,486 02-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 53.55 GBP ORD plc -363 -363 RIO page 198 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 53.55 GBP ORD plc 71 71 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.55 GBP ORD plc 40 40 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.55 GBP ORD plc 80 80 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.55 GBP ORD plc 80 80 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.55 GBP ORD plc 881 881 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.55 GBP ORD plc 822 822 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.55 GBP ORD plc 822 822 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.55 GBP ORD plc 2,464 2,464 02-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 53.55 GBP ORD plc 1,156 1,156 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.55 GBP ORD plc 8,156 8,156 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.55 GBP ORD plc 1,120 1,120 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.55 GBP ORD plc 1,832 1,832 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.55 GBP ORD plc 3,309 3,309 02-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 10,199 10,199 02-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -4,158 -4,158 02-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,638 -1,638 02-Feb-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,318 2,318 02-Feb-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -35,175 -35,175 02-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 4,315 4,315 02-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -73,213 -73,213 02-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 7,637 7,637 02-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 81 81 02-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -25,250 -25,250 02-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 41,678 41,678 02-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 220,211 220,211 02-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 1,455 1,455 02-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 51 51 02-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 124,556 124,556 02-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 2,048 2,048 02-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 161,439 161,439 02-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -2,048 -2,048 02-Feb-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 211 211 02-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,666 1,666 02-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 482 482 03-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 114.09 AUD ORD ltd 25 25 03-Feb-22 BlackRock Investment Management, LLC on mkt buy 114.09 AUD ORD ltd 698 698 03-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 113.81 AUD ORD ltd -992 -992 03-Feb-22 BlackRock Investment Management, LLC on mkt sell 114.03 AUD ORD ltd -238 -238 03-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,772 2,772 03-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 707 707 03-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,320 5,320 03-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,770 1,770 03-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 22,725 22,725 03-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 15,150 15,150 03-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 60,600 60,600 03-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 114.81 AUD ORD ltd -1,051 -1,051 03-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 114.63 AUD ORD ltd -19 -19 03-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 114.14 AUD ORD ltd 598 598 03-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.14 AUD ORD ltd 816 816 03-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.14 AUD ORD ltd 3,264 3,264 03-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.14 AUD ORD ltd 26 26 03-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 114.14 AUD ORD ltd -385 -385 03-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.14 AUD ORD ltd 235 235 03-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.14 AUD ORD ltd 235 235 03-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.14 AUD ORD ltd 235 235 03-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.14 AUD ORD ltd 235 235 RIO page 199 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 114.14 AUD ORD ltd 952 952 03-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 114.14 AUD ORD ltd 281 281 03-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.90 GBP ORD plc -307 -307 03-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.90 GBP ORD plc -1,847 -1,847 03-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 54.90 GBP ORD plc -97 -97 03-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.00 GBP ORD plc -9,900 -9,900 03-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.00 GBP ORD plc -13,600 -13,600 03-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.00 GBP ORD plc -8,400 -8,400 03-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.00 GBP ORD plc -300 -300 03-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.00 GBP ORD plc -2,400 -2,400 03-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.00 GBP ORD plc -3,800 -3,800 03-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.00 GBP ORD plc -30,900 -30,900 03-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 53.94 GBP ORD plc -4,692 -4,692 03-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 53.93 GBP ORD plc -23,943 -23,943 03-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 53.95 GBP ORD plc -285,611 -285,611 03-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,970 4,970 03-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 7,565 7,565 03-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 54.03 GBP ORD plc 261 261 03-Feb-22 BlackRock Investment Management, LLC on mkt buy 54.03 GBP ORD plc 429 429 03-Feb-22 BlackRock Investment Management, LLC on mkt buy 53.74 GBP ORD plc 21,043 21,043 03-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 53.74 GBP ORD plc -4,920 -4,920 03-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.74 GBP ORD plc 2,301 2,301 03-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.74 GBP ORD plc 2,619 2,619 03-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.74 GBP ORD plc 2,171 2,171 03-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.74 GBP ORD plc 2,039 2,039 03-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.74 GBP ORD plc 2,206 2,206 03-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.74 GBP ORD plc 4,412 4,412 03-Feb-22 BlackRock Asset Management Canada Limited on mkt sell 53.74 GBP ORD plc -88 -88 03-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.74 GBP ORD plc 71 71 03-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 53.74 GBP ORD plc 1,156 1,156 03-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.74 GBP ORD plc 80 80 03-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.74 GBP ORD plc 1,103 1,103 03-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.74 GBP ORD plc 883 883 03-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.74 GBP ORD plc 883 883 03-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.74 GBP ORD plc 883 883 03-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.74 GBP ORD plc 767 767 03-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.74 GBP ORD plc 883 883 03-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 53.74 GBP ORD plc -1,095 -1,095 03-Feb-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 4,636 4,636 03-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 124,004 124,004 03-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 497,784 497,784 03-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 927 927 03-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 287 287 03-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 866,396 866,396 03-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -619,782 -619,782 03-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -188,195 -188,195 03-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 163 163 RIO page 200 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 13,292 13,292 03-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 4,203 4,203 03-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 231,188 231,188 03-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 258,752 258,752 03-Feb-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 150 150 03-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -21 -21 03-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 759 759 03-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -50 -50 04-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 114.61 AUD ORD ltd 6,443 6,443 04-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 114.00 AUD ORD ltd 2,761 2,761 04-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 114.00 AUD ORD ltd 5,844 5,844 04-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 114.00 AUD ORD ltd 3,837 3,837 04-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 114.00 AUD ORD ltd 3,511 3,511 04-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 114.00 AUD ORD ltd 632 632 04-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 114.00 AUD ORD ltd 538 538 04-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 114.00 AUD ORD ltd 590 590 04-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 114.00 AUD ORD ltd 351 351 04-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 114.00 AUD ORD ltd 800 800 04-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 114.00 AUD ORD ltd 2,231 2,231 04-Feb-22 BlackRock International Limited on mkt sell 114.04 AUD ORD ltd -589 -589 04-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 114.04 AUD ORD ltd -803 -803 04-Feb-22 BlackRock (Singapore) Limited on mkt sell 114.04 AUD ORD ltd -393 -393 04-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 114.04 AUD ORD ltd -109 -109 04-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -612 -612 04-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -1,824 -1,824 04-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,968 2,968 04-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 824 824 04-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 50,376 50,376 04-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 16,680 16,680 04-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 6,297 6,297 04-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,085 2,085 04-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -4,158 -4,158 04-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,620 -1,620 04-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,968 2,968 04-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 824 824 04-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 114.28 AUD ORD ltd 8,911 8,911 04-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 114.28 AUD ORD ltd 2,989 2,989 04-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 114.28 AUD ORD ltd 10,388 10,388 04-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 114.34 AUD ORD ltd 1,826 1,826 04-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 114.22 AUD ORD ltd 4,481 4,481 04-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 114.22 AUD ORD ltd 1,277 1,277 04-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 114.22 AUD ORD ltd 1,307 1,307 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.61 AUD ORD ltd 569 569 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.61 AUD ORD ltd 26 26 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.61 AUD ORD ltd 52 52 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.61 AUD ORD ltd 300 300 04-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 113.77 AUD ORD ltd -1,350 -1,350 04-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 114.61 AUD ORD ltd -462 -462 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.61 AUD ORD ltd 233 233 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.61 AUD ORD ltd 810 810 RIO page 201 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 114.61 AUD ORD ltd 2,395 2,395 04-Feb-22 BlackRock Asset Management Canada Limited on mkt sell 114.61 AUD ORD ltd -92 -92 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.61 AUD ORD ltd 2,712 2,712 04-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 114.61 AUD ORD ltd 2,358 2,358 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.61 AUD ORD ltd 3,231 3,231 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.61 AUD ORD ltd 336 336 04-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 114.61 AUD ORD ltd 72 72 04-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.32 GBP ORD plc -4,000 -4,000 04-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 54.04 GBP ORD plc 344 344 04-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 53.93 GBP ORD plc -8,243 -8,243 04-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 53.93 GBP ORD plc -183 -183 04-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 54.00 GBP ORD plc 43 43 04-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 53.79 GBP ORD plc 2,238 2,238 04-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 16,400 16,400 04-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 5,340 5,340 04-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 10,591 10,591 04-Feb-22 BlackRock Investment Management, LLC on mkt buy 53.67 GBP ORD plc 9,340 9,340 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.67 GBP ORD plc 110 110 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.67 GBP ORD plc 1,103 1,103 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.67 GBP ORD plc 2,206 2,206 04-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 53.97 GBP ORD plc -4,032 -4,032 04-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 53.67 GBP ORD plc -1,314 -1,314 04-Feb-22 BlackRock Fund Advisors on mkt buy 53.67 GBP ORD plc 3,990 3,990 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.67 GBP ORD plc 80 80 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.67 GBP ORD plc 1,310 1,310 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.67 GBP ORD plc 2,460 2,460 04-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 53.67 GBP ORD plc 5,840 5,840 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.67 GBP ORD plc 160 160 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.67 GBP ORD plc 6,618 6,618 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 53.67 GBP ORD plc 881 881 04-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 1,942,819 1,942,819 04-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -164,587 -164,587 04-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -1,428 -1,428 04-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 13,784 13,784 04-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 87 87 04-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -2,109,684 -2,109,684 04-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 610,447 610,447 04-Feb-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a AUD ORD ltd 107 107 04-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -329 -329 04-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 1,215 1,215 04-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 5,128 5,128 04-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 131,033 131,033 04-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -314,330 -314,330 04-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 183,178 183,178 04-Feb-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -129 -129 04-Feb-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 8,470 8,470 04-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,067 2,067 04-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 4,457 4,457 07-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,320 5,320 07-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,772 1,772 07-Feb-22 BlackRock Fund Advisors on mkt buy 112.80 AUD ORD ltd 306 306 07-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 114.69 AUD ORD ltd -802 -802 07-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.69 AUD ORD ltd 233 233 RIO page 202 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.69 AUD ORD ltd 233 233 07-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.69 AUD ORD ltd 100 100 07-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.69 AUD ORD ltd 1,298 1,298 07-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 114.69 AUD ORD ltd -113 -113 07-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 114.69 AUD ORD ltd 1,712 1,712 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.40 GBP ORD plc -2,969 -2,969 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.40 GBP ORD plc -4,868 -4,868 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.40 GBP ORD plc -2,494 -2,494 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.40 GBP ORD plc -119 -119 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.40 GBP ORD plc -712 -712 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.40 GBP ORD plc -1,187 -1,187 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.40 GBP ORD plc -9,262 -9,262 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.38 GBP ORD plc -450 -450 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.38 GBP ORD plc -739 -739 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.38 GBP ORD plc -378 -378 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.38 GBP ORD plc -18 -18 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.38 GBP ORD plc -109 -109 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.38 GBP ORD plc -180 -180 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.38 GBP ORD plc -1,405 -1,405 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.37 GBP ORD plc -1,581 -1,581 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.37 GBP ORD plc -2,593 -2,593 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.37 GBP ORD plc -1,328 -1,328 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.37 GBP ORD plc -63 -63 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.37 GBP ORD plc -379 -379 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.37 GBP ORD plc -633 -633 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.37 GBP ORD plc -4,933 -4,933 07-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 6,052 6,052 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 55.16 GBP ORD plc -18 -18 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 55.16 GBP ORD plc -1,920 -1,920 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 55.16 GBP ORD plc -235 -235 07-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 55.16 GBP ORD plc -7,030 -7,030 07-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 55.16 GBP ORD plc -863 -863 07-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 55.16 GBP ORD plc -27 -27 07-Feb-22 BlackRock Investment Management, LLC on mkt buy 55.16 GBP ORD plc 945 945 07-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.16 GBP ORD plc 1,103 1,103 07-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.16 GBP ORD plc 2,206 2,206 07-Feb-22 BlackRock Fund Advisors on mkt buy 55.16 GBP ORD plc 1,928 1,928 07-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 55.16 GBP ORD plc 6,077 6,077 07-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 55.16 GBP ORD plc 1,143 1,143 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 55.16 GBP ORD plc -131 -131 07-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 55.16 GBP ORD plc -1,616 -1,616 07-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 55.16 GBP ORD plc -5,911 -5,911 RIO page 203 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 55.16 GBP ORD plc -189 -189 07-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.16 GBP ORD plc 2,805 2,805 07-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.16 GBP ORD plc 881 881 07-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.16 GBP ORD plc 881 881 07-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.16 GBP ORD plc 314 314 07-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.16 GBP ORD plc 2,206 2,206 07-Feb-22 BlackRock Asset Management Canada Limited in specie n/a GBP ORD plc -932 -932 07-Feb-22 BlackRock Asset Management Canada Limited in specie n/a AUD ORD ltd -310 -310 07-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 34,580 34,580 07-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 11,518 11,518 07-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,381 3,381 07-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,141 1,141 07-Feb-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,318 2,318 07-Feb-22 BlackRock Japan Co., Ltd. in specie n/a GBP ORD plc 112,464 112,464 07-Feb-22 BlackRock Japan Co., Ltd. in specie n/a AUD ORD ltd 28,799 28,799 07-Feb-22 BlackRock Japan Co., Ltd. in specie n/a AUD ORD ltd 178,436 178,436 07-Feb-22 BlackRock Japan Co., Ltd. in specie n/a GBP ORD plc 543,232 543,232 07-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -2,002,420 -2,002,420 07-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 21,460 21,460 07-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -3,383 -3,383 07-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -15,080 -15,080 07-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 1,508,105 1,508,105 07-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -614,173 -614,173 07-Feb-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a AUD ORD ltd -107 -107 07-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -369 -369 07-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -1,353 -1,353 07-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 2,850 2,850 07-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -4,088 -4,088 07-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -127,743 -127,743 07-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 147,718 147,718 07-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -448,283 -448,283 07-Feb-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -6 -6 07-Feb-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -8,470 -8,470 07-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 853 853 07-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 96 96 08-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 9,096 9,096 08-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 10,495 10,495 08-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,475 3,475 08-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 117.18 AUD ORD ltd 25,014 25,014 08-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 117.18 AUD ORD ltd 299 299 08-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 117.18 AUD ORD ltd 598 598 08-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 117.18 AUD ORD ltd 104 104 08-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 117.18 AUD ORD ltd 222 222 08-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 117.18 AUD ORD ltd 282 282 08-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 117.18 AUD ORD ltd 466 466 08-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 117.18 AUD ORD ltd 50 50 08-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 117.18 AUD ORD ltd 271 271 08-Feb-22 BlackRock Fund Advisors on mkt sell 117.18 AUD ORD ltd -29 -29 08-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 117.18 AUD ORD ltd -2,060 -2,060 08-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 117.18 AUD ORD ltd -213 -213 08-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.87 GBP ORD plc -1,000 -1,000 08-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.26 GBP ORD plc -58,560 -58,560 RIO page 204 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 55.82 GBP ORD plc -4,800 -4,800 08-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 55.82 GBP ORD plc -6,500 -6,500 08-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 55.82 GBP ORD plc -4,000 -4,000 08-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 55.82 GBP ORD plc -200 -200 08-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 55.82 GBP ORD plc -1,200 -1,200 08-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 55.82 GBP ORD plc -1,800 -1,800 08-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 55.82 GBP ORD plc -14,700 -14,700 08-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.17 GBP ORD plc 38,390 38,390 08-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.17 GBP ORD plc 1,778 1,778 08-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.17 GBP ORD plc 2,205 2,205 08-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.17 GBP ORD plc 157 157 08-Feb-22 BlackRock Fund Advisors on mkt buy 56.17 GBP ORD plc 3,787 3,787 08-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 56.17 GBP ORD plc 672 672 08-Feb-22 BlackRock Fund Advisors on mkt buy 56.17 GBP ORD plc 1,844 1,844 08-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 56.17 GBP ORD plc 579 579 08-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 56.17 GBP ORD plc 1,158 1,158 08-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.17 GBP ORD plc 320 320 08-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.17 GBP ORD plc 624 624 08-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.17 GBP ORD plc 837 837 08-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.17 GBP ORD plc 1,762 1,762 08-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.17 GBP ORD plc 916 916 08-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.17 GBP ORD plc 820 820 08-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 15,580 15,580 08-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 5,073 5,073 08-Feb-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,318 2,318 08-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 317,620 317,620 08-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -23,180 -23,180 08-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 36 36 08-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 208 208 08-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 1,538 1,538 08-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 217,992 217,992 08-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -125,578 -125,578 08-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 1,618 1,618 08-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -414 -414 08-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -721 -721 08-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,350 1,350 08-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 15,122 15,122 08-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -2,394 -2,394 08-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 101 101 08-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 497 497 08-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -128,644 -128,644 08-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 3,414 3,414 08-Feb-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -206 -206 08-Feb-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 39 39 08-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2,330 2,330 08-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 7,832 7,832 08-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 352 352 09-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.22 AUD ORD ltd -316 -316 RIO page 205 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 116.97 AUD ORD ltd 2,526 2,526 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 116.70 AUD ORD ltd -350 -350 09-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 116.72 AUD ORD ltd 6,904 6,904 09-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 116.72 AUD ORD ltd 2,057 2,057 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 116.72 AUD ORD ltd 26,648 26,648 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 116.72 AUD ORD ltd 2,364 2,364 09-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 116.72 AUD ORD ltd 630 630 09-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 116.72 AUD ORD ltd 479 479 09-Feb-22 BlackRock (Singapore) Limited on mkt buy 116.72 AUD ORD ltd 2,661 2,661 09-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 116.72 AUD ORD ltd 2,061 2,061 09-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 116.72 AUD ORD ltd 5,013 5,013 09-Feb-22 BlackRock Investment Management, LLC on mkt buy 116.72 AUD ORD ltd 539 539 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 116.72 AUD ORD ltd 13,502 13,502 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 116.72 AUD ORD ltd 4,151 4,151 09-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -2,914 -2,914 09-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,896 2,896 09-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,088 1,088 09-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,188 1,188 09-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 303 303 09-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 10,860 10,860 09-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,080 4,080 09-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 9,096 9,096 09-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 28,804 28,804 09-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,665 2,665 09-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 889 889 09-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,548 4,548 09-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 24,256 24,256 09-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,396 8,396 09-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,780 2,780 09-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,597 2,597 09-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 721 721 09-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -2,772 -2,772 09-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,080 -1,080 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 116.42 AUD ORD ltd 1,094 1,094 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 116.42 AUD ORD ltd 50 50 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 116.42 AUD ORD ltd 38 38 09-Feb-22 BlackRock Fund Advisors on mkt sell 116.40 AUD ORD ltd -882 -882 09-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 116.40 AUD ORD ltd -765 -765 09-Feb-22 BLACKROCK ADVISORS LLC on mkt sell 116.40 AUD ORD ltd -5,065 -5,065 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 116.40 AUD ORD ltd -320 -320 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 116.40 AUD ORD ltd -1,208 -1,208 09-Feb-22 BLACKROCK ADVISORS LLC on mkt sell 116.40 AUD ORD ltd -659 -659 09-Feb-22 BlackRock International Limited on mkt sell 116.40 AUD ORD ltd -253 -253 09-Feb-22 BlackRock Investment Management, LLC on mkt sell 116.40 AUD ORD ltd -183 -183 09-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 116.53 AUD ORD ltd 4,927 4,927 09-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 116.53 AUD ORD ltd 598 598 09-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 116.53 AUD ORD ltd 822 822 09-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 116.53 AUD ORD ltd 335 335 09-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 116.53 AUD ORD ltd 1,614 1,614 09-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 116.53 AUD ORD ltd -310 -310 09-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 116.53 AUD ORD ltd 860 860 RIO page 206 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 116.53 AUD ORD ltd 486 486 09-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 116.53 AUD ORD ltd 1,064 1,064 09-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 116.53 AUD ORD ltd 701 701 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 116.53 AUD ORD ltd -4,869 -4,869 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 116.53 AUD ORD ltd 826 826 09-Feb-22 BlackRock Investment Management, LLC on mkt buy 116.53 AUD ORD ltd 1,190 1,190 09-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 116.53 AUD ORD ltd 145 145 09-Feb-22 BlackRock Fund Advisors on mkt buy 116.53 AUD ORD ltd 1,353 1,353 09-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 116.53 AUD ORD ltd 3,583 3,583 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 116.53 AUD ORD ltd 276 276 09-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 116.53 AUD ORD ltd 1,128 1,128 09-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 116.53 AUD ORD ltd 15 15 09-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 116.53 AUD ORD ltd 50 50 09-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 116.53 AUD ORD ltd 1,128 1,128 09-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 116.53 AUD ORD ltd 1,714 1,714 09-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 55.83 GBP ORD plc -9,900 -9,900 09-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 55.83 GBP ORD plc -13,500 -13,500 09-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 55.83 GBP ORD plc -8,400 -8,400 09-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 55.83 GBP ORD plc -300 -300 09-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 55.83 GBP ORD plc -2,400 -2,400 09-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 55.83 GBP ORD plc -3,800 -3,800 09-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 55.83 GBP ORD plc -30,600 -30,600 09-Feb-22 BlackRock Fund Advisors on mkt sell 56.53 GBP ORD plc -335 -335 09-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.53 GBP ORD plc -533 -533 09-Feb-22 BLACKROCK ADVISORS LLC on mkt sell 56.53 GBP ORD plc -1,957 -1,957 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 56.53 GBP ORD plc -176 -176 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 56.53 GBP ORD plc -806 -806 09-Feb-22 BLACKROCK ADVISORS LLC on mkt sell 56.53 GBP ORD plc -548 -548 09-Feb-22 BlackRock International Limited on mkt sell 56.53 GBP ORD plc -198 -198 09-Feb-22 BlackRock Investment Management, LLC on mkt sell 56.53 GBP ORD plc -332 -332 09-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.72 GBP ORD plc 1,103 1,103 09-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.72 GBP ORD plc 4,412 4,412 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 56.72 GBP ORD plc -12,710 -12,710 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.72 GBP ORD plc 903 903 09-Feb-22 BlackRock Fund Advisors on mkt buy 56.72 GBP ORD plc 4,000 4,000 09-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 56.72 GBP ORD plc 1,156 1,156 09-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 56.72 GBP ORD plc 15,197 15,197 09-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.72 GBP ORD plc 2,206 2,206 09-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 56.72 GBP ORD plc -890 -890 09-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,964 5,964 09-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -1,139,880 -1,139,880 09-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 1,063 1,063 09-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -732 -732 09-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -438 -438 09-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -642 -642 09-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 426,380 426,380 09-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -134,841 -134,841 RIO page 207 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 6 6 09-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -299 -299 09-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -13,078 -13,078 09-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 15,215 15,215 09-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 3,059 3,059 09-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 -5 -5 09-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 7 7 09-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -13,243 -13,243 09-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -9,738 -9,738 09-Feb-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -59 -59 09-Feb-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 261 261 09-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -8 -8 09-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,821 1,821 09-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -192 -192 10-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.74 AUD ORD ltd -224 -224 10-Feb-22 BlackRock Investment Management, LLC on mkt buy 118.83 AUD ORD ltd 4,260 4,260 10-Feb-22 BlackRock Japan Co., Ltd. on mkt buy 118.83 AUD ORD ltd 1,393 1,393 10-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.83 AUD ORD ltd 447 447 10-Feb-22 BlackRock Investment Management, LLC on mkt buy 118.83 AUD ORD ltd 636 636 10-Feb-22 BlackRock Japan Co., Ltd. on mkt buy 118.83 AUD ORD ltd 301 301 10-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -4,371 -4,371 10-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,188 1,188 10-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 300 300 10-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 118.96 AUD ORD ltd -8,338 -8,338 10-Feb-22 BlackRock Japan Co., Ltd. on mkt buy 118.98 AUD ORD ltd 22,769 22,769 10-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 118.96 AUD ORD ltd -9,096 -9,096 10-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.96 AUD ORD ltd 821 821 10-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.96 AUD ORD ltd 1,642 1,642 10-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.96 AUD ORD ltd 568 568 10-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.96 AUD ORD ltd 582 582 10-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.96 AUD ORD ltd 148 148 10-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.96 AUD ORD ltd -930 -930 10-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.96 AUD ORD ltd 233 233 10-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.96 AUD ORD ltd 466 466 10-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 118.96 AUD ORD ltd -3,055 -3,055 10-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 118.96 AUD ORD ltd 4,652 4,652 10-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.78 GBP ORD plc -700 -700 10-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.78 GBP ORD plc -100 -100 10-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.78 GBP ORD plc -1,700 -1,700 10-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.78 GBP ORD plc -3,200 -3,200 10-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.78 GBP ORD plc -1,100 -1,100 10-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.78 GBP ORD plc -1,500 -1,500 10-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.78 GBP ORD plc -500 -500 10-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.78 GBP ORD plc -1,100 -1,100 10-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.78 GBP ORD plc -900 -900 10-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.78 GBP ORD plc -7,600 -7,600 RIO page 208 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 57.88 GBP ORD plc 5,319 5,319 10-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 58.07 GBP ORD plc 11,546 11,546 10-Feb-22 BlackRock Fund Advisors on mkt buy 58.07 GBP ORD plc 1,313 1,313 10-Feb-22 BlackRock Asset Management Deutschland AG on mkt sell 58.04 GBP ORD plc -179,955 -179,955 10-Feb-22 BlackRock Asset Management Deutschland AG on mkt sell 58.07 GBP ORD plc -2,298 -2,298 10-Feb-22 BlackRock Asset Management Deutschland AG on mkt sell 58.07 GBP ORD plc -6,500 -6,500 10-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 58.07 GBP ORD plc 433 433 10-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 58.07 GBP ORD plc 3,309 3,309 10-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 58.07 GBP ORD plc 14,339 14,339 10-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 58.07 GBP ORD plc 448 448 10-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 58.07 GBP ORD plc 881 881 10-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 58.07 GBP ORD plc 1,755 1,755 10-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 58.07 GBP ORD plc -2,670 -2,670 10-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 58.07 GBP ORD plc 1,762 1,762 10-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 58.07 GBP ORD plc 3,309 3,309 10-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 12,594 12,594 10-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,170 4,170 10-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 116,777 116,777 10-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -172,326 -172,326 10-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -1,573 -1,573 10-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -14 -14 10-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -591,476 -591,476 10-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 155,205 155,205 10-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 2 2 10-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 20 20 10-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 7 7 10-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -37,642 -37,642 10-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 7,575 7,575 10-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 -1 -1 10-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 8 8 10-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 3,327 3,327 10-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 120,955 120,955 10-Feb-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -1,694 -1,694 10-Feb-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -299 -299 10-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 14 14 10-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,398 1,398 10-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,257 1,257 11-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 121.80 AUD ORD ltd -53 -53 11-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 121.11 AUD ORD ltd -226 -226 11-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -30,605 -30,605 11-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -9,992 -9,992 11-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,792 5,792 11-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,120 2,120 11-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,772 2,772 11-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 700 700 11-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -729 -729 11-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -243 -243 11-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 14,756 14,756 11-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,872 4,872 11-Feb-22 BlackRock Japan Co., Ltd. on mkt buy 122.48 AUD ORD ltd 28,675 28,675 11-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 122.44 AUD ORD ltd 1,389 1,389 11-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 122.44 AUD ORD ltd 10,901 10,901 RIO page 209 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 122.44 AUD ORD ltd 6,532 6,532 11-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 122.39 AUD ORD ltd 5,047 5,047 11-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 122.39 AUD ORD ltd 5,681 5,681 11-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 122.36 AUD ORD ltd 1,005 1,005 11-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 122.36 AUD ORD ltd 26 26 11-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 122.36 AUD ORD ltd 26 26 11-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 122.36 AUD ORD ltd 300 300 11-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 122.36 AUD ORD ltd 466 466 11-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 122.36 AUD ORD ltd 466 466 11-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 122.36 AUD ORD ltd 932 932 11-Feb-22 BlackRock Fund Advisors on mkt buy 122.36 AUD ORD ltd 572 572 11-Feb-22 BlackRock Fund Advisors on mkt buy 122.36 AUD ORD ltd 546 546 11-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 122.36 AUD ORD ltd 3,233 3,233 11-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 57.36 GBP ORD plc 3,516 3,516 11-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 57.57 GBP ORD plc 192 192 11-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.98 GBP ORD plc -1,957 -1,957 11-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.98 GBP ORD plc -2,665 -2,665 11-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.98 GBP ORD plc -1,645 -1,645 11-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.98 GBP ORD plc -56 -56 11-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.98 GBP ORD plc -454 -454 11-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.98 GBP ORD plc -766 -766 11-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.98 GBP ORD plc -6,323 -6,323 11-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.81 GBP ORD plc -4,943 -4,943 11-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.81 GBP ORD plc -6,735 -6,735 11-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.81 GBP ORD plc -4,155 -4,155 11-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.81 GBP ORD plc -144 -144 11-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.81 GBP ORD plc -1,146 -1,146 11-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.81 GBP ORD plc -1,934 -1,934 11-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.81 GBP ORD plc -15,977 -15,977 11-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,988 2,988 11-Feb-22 BlackRock Japan Co., Ltd. on mkt buy 57.49 GBP ORD plc 21,518 21,518 11-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.26 GBP ORD plc 857 857 11-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.26 GBP ORD plc 80 80 11-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.26 GBP ORD plc 8,838 8,838 11-Feb-22 BlackRock Investment Management, LLC on mkt sell 57.26 GBP ORD plc -1,080 -1,080 11-Feb-22 BlackRock Fund Advisors on mkt buy 57.26 GBP ORD plc 5,148 5,148 11-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 57.26 GBP ORD plc 22 22 11-Feb-22 BlackRock Fund Advisors on mkt buy 57.26 GBP ORD plc 1,301 1,301 11-Feb-22 BlackRock Fund Advisors on mkt buy 57.26 GBP ORD plc 594 594 11-Feb-22 BlackRock Investment Management, LLC on mkt buy 57.26 GBP ORD plc 8,922 8,922 11-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 57.26 GBP ORD plc 1,302 1,302 11-Feb-22 BlackRock Investment Management, LLC on mkt buy 57.26 GBP ORD plc 246 246 11-Feb-22 BlackRock Fund Advisors on mkt buy 57.26 GBP ORD plc 2,263 2,263 11-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.26 GBP ORD plc -63,059 -63,059 11-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 57.26 GBP ORD plc 23,142 23,142 RIO page 210 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 57.25 GBP ORD plc 10,944 10,944 11-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.26 GBP ORD plc 80 80 11-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.26 GBP ORD plc 1,310 1,310 11-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.26 GBP ORD plc 1,762 1,762 11-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.26 GBP ORD plc 3,524 3,524 11-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.26 GBP ORD plc 1,762 1,762 11-Feb-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -2,318 -2,318 11-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 276,162 276,162 11-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -213,174 -213,174 11-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -670 -670 11-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -218 -218 11-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 21,075 21,075 11-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -1,443,094 -1,443,094 11-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 142,565 142,565 11-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -1,626 -1,626 11-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -255 -255 11-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -85 -85 11-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -4,200 -4,200 11-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -24,224 -24,224 11-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -17,843 -17,843 11-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 -94 -94 11-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -513 -513 11-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 9,079 9,079 11-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -76,613 -76,613 11-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2,366 -2,366 11-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,228 1,228 11-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 17 17 14-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -2,914 -2,914 14-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,088 2,088 14-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 6,324 6,324 14-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 121.63 AUD ORD ltd 6,151 6,151 14-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 121.63 AUD ORD ltd 1,719 1,719 14-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 121.63 AUD ORD ltd 672 672 14-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 121.63 AUD ORD ltd 1,308 1,308 14-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 121.63 AUD ORD ltd 16,872 16,872 14-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 121.63 AUD ORD ltd 1,458 1,458 14-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 121.63 AUD ORD ltd 1,264 1,264 14-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 121.63 AUD ORD ltd 1,327 1,327 14-Feb-22 BlackRock (Singapore) Limited on mkt buy 121.63 AUD ORD ltd 1,291 1,291 14-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 121.63 AUD ORD ltd 738 738 14-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 121.63 AUD ORD ltd 5,698 5,698 14-Feb-22 BlackRock Investment Management, LLC on mkt buy 121.63 AUD ORD ltd 580 580 14-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 121.63 AUD ORD ltd 8,600 8,600 14-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 121.63 AUD ORD ltd 2,343 2,343 14-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 121.57 AUD ORD ltd -255 -255 14-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 121.58 AUD ORD ltd -422 -422 14-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 121.58 AUD ORD ltd 1,137 1,137 14-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 121.58 AUD ORD ltd 670 670 RIO page 211 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 121.58 AUD ORD ltd 568 568 14-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 121.58 AUD ORD ltd 568 568 14-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 121.58 AUD ORD ltd 26 26 14-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 121.58 AUD ORD ltd 120 120 14-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 121.58 AUD ORD ltd -620 -620 14-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 121.58 AUD ORD ltd 233 233 14-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 121.58 AUD ORD ltd 233 233 14-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 121.58 AUD ORD ltd 233 233 14-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 121.58 AUD ORD ltd 466 466 14-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 121.58 AUD ORD ltd 1,512 1,512 14-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 121.58 AUD ORD ltd 549 549 14-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 121.58 AUD ORD ltd -1,733 -1,733 14-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.90 GBP ORD plc -1,000 -1,000 14-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.90 GBP ORD plc -500 -500 14-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.90 GBP ORD plc -8,600 -8,600 14-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.90 GBP ORD plc -4,200 -4,200 14-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.90 GBP ORD plc -1,600 -1,600 14-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.90 GBP ORD plc -6,500 -6,500 14-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.90 GBP ORD plc -2,000 -2,000 14-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.90 GBP ORD plc -500 -500 14-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.90 GBP ORD plc -1,500 -1,500 14-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.90 GBP ORD plc -11,100 -11,100 14-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.90 GBP ORD plc -4,100 -4,100 14-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.90 GBP ORD plc -10,000 -10,000 14-Feb-22 BlackRock Japan Co., Ltd. on mkt buy 56.89 GBP ORD plc 101,442 101,442 14-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 57.07 GBP ORD plc 5,038 5,038 14-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.96 GBP ORD plc -13,306 -13,306 14-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.97 GBP ORD plc -15,368 -15,368 14-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.22 GBP ORD plc 2,301 2,301 14-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.22 GBP ORD plc 881 881 14-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.22 GBP ORD plc 4,416 4,416 14-Feb-22 BlackRock Asset Management Deutschland AG on mkt sell 57.22 GBP ORD plc -506 -506 14-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 57.22 GBP ORD plc 129 129 14-Feb-22 BlackRock Asset Management Canada Limited on mkt sell 57.22 GBP ORD plc -1,042 -1,042 14-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.22 GBP ORD plc 80 80 14-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.22 GBP ORD plc 524 524 14-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 57.22 GBP ORD plc -1,780 -1,780 14-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.22 GBP ORD plc 881 881 14-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.22 GBP ORD plc 881 881 14-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.22 GBP ORD plc 1,762 1,762 14-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.22 GBP ORD plc 2,950 2,950 14-Feb-22 BlackRock Asset Management Deutschland AG on mkt sell 57.22 GBP ORD plc -842 -842 14-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.22 GBP ORD plc 4,416 4,416 14-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.22 GBP ORD plc 882 882 14-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -290,284 -290,284 14-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 420,744 420,744 14-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -85 -85 14-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -27 -27 14-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -21,058 -21,058 14-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 8,359 8,359 14-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -49,421 -49,421 RIO page 212 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Feb-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 774 774 14-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 1,053 1,053 14-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 344 344 14-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -5,273 -5,273 14-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -2,168 -2,168 14-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 341,697 341,697 14-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -10,089 -10,089 14-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 860 860 14-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 636 636 15-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 120.12 AUD ORD ltd 157 157 15-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -46,090 -46,090 15-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -15,048 -15,048 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 119.21 AUD ORD ltd 334 334 15-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 119.21 AUD ORD ltd 4,647 4,647 15-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 119.21 AUD ORD ltd 4,381 4,381 15-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 119.21 AUD ORD ltd 1,848 1,848 15-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 119.21 AUD ORD ltd 1,327 1,327 15-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.21 AUD ORD ltd 14,762 14,762 15-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.21 AUD ORD ltd 1,369 1,369 15-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.21 AUD ORD ltd 3,543 3,543 15-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 119.21 AUD ORD ltd 297 297 15-Feb-22 BlackRock (Singapore) Limited on mkt buy 119.21 AUD ORD ltd 2,179 2,179 15-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 119.21 AUD ORD ltd 959 959 15-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 119.21 AUD ORD ltd 4,429 4,429 15-Feb-22 BlackRock Investment Management, LLC on mkt buy 119.21 AUD ORD ltd 932 932 15-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.21 AUD ORD ltd 11,598 11,598 15-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.21 AUD ORD ltd 3,336 3,336 15-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 119.21 AUD ORD ltd 138 138 15-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 31,857 31,857 15-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,432 8,432 15-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,784 2,784 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.64 AUD ORD ltd -225 -225 15-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.75 AUD ORD ltd -143 -143 15-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.75 AUD ORD ltd 154 154 15-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.75 AUD ORD ltd 154 154 15-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.75 AUD ORD ltd 233 233 15-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.75 AUD ORD ltd 466 466 15-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 56.38 GBP ORD plc -435 -435 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.37 GBP ORD plc -278 -278 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.24 GBP ORD plc -69,202 -69,202 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.17 GBP ORD plc -10,401 -10,401 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.54 GBP ORD plc -1,100 -1,100 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.54 GBP ORD plc -600 -600 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.54 GBP ORD plc -9,200 -9,200 RIO page 213 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.54 GBP ORD plc -4,300 -4,300 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.54 GBP ORD plc -16,941 -16,941 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.54 GBP ORD plc -1,900 -1,900 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.54 GBP ORD plc -4,900 -4,900 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.54 GBP ORD plc -2,000 -2,000 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.54 GBP ORD plc -600 -600 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.54 GBP ORD plc -1,500 -1,500 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.54 GBP ORD plc -7,100 -7,100 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.54 GBP ORD plc -9,800 -9,800 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.54 GBP ORD plc -6,000 -6,000 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.54 GBP ORD plc -7,800 -7,800 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.54 GBP ORD plc -300 -300 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.54 GBP ORD plc -4,200 -4,200 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.54 GBP ORD plc -1,700 -1,700 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.54 GBP ORD plc -10,100 -10,100 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.54 GBP ORD plc -2,700 -2,700 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.54 GBP ORD plc -22,000 -22,000 15-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 56.25 GBP ORD plc 48 48 15-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 56.25 GBP ORD plc 108 108 15-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 9,102 9,102 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.13 GBP ORD plc -17,826 -17,826 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.45 GBP ORD plc -9,670 -9,670 15-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 56.46 GBP ORD plc -1,346 -1,346 15-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.46 GBP ORD plc 1,104 1,104 15-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.46 GBP ORD plc 1,104 1,104 15-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.46 GBP ORD plc 881 881 15-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.46 GBP ORD plc 441 441 15-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.46 GBP ORD plc 441 441 15-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 56.46 GBP ORD plc 1,346 1,346 15-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 56.46 GBP ORD plc 6,830 6,830 15-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.46 GBP ORD plc 4,416 4,416 15-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.46 GBP ORD plc 438 438 15-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.46 GBP ORD plc 438 438 15-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.46 GBP ORD plc 1,762 1,762 15-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 56.46 GBP ORD plc 2,306 2,306 15-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 56.46 GBP ORD plc -2,745 -2,745 15-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.46 GBP ORD plc 4,422 4,422 15-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 56.46 GBP ORD plc -6,399 -6,399 15-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 56.46 GBP ORD plc -440 -440 15-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.46 GBP ORD plc 1,323 1,323 15-Feb-22 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD ltd -21,197 -21,197 15-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.48 GBP ORD plc -5,842 -5,842 15-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 446,114 446,114 15-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -508,761 -508,761 15-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -69 -69 15-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -22 -22 15-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -973 -973 15-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -300,568 -300,568 15-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 293,532 293,532 RIO page 214 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Feb-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -384 -384 15-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -96 -96 15-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -33 -33 15-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -2,051 -2,051 15-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 333 333 15-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -124,666 -124,666 15-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -5,466 -5,466 15-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 53,943 53,943 16-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 118.42 AUD ORD ltd 31,273 31,273 16-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 118.28 AUD ORD ltd -860 -860 16-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 118.03 AUD ORD ltd -174 -174 16-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 118.56 AUD ORD ltd 4,548 4,548 16-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -4,371 -4,371 16-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -277 -277 16-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -120 -120 16-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 16,709 16,709 16-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,498 3,498 16-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,494 1,494 16-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 118.53 AUD ORD ltd 8,146 8,146 16-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 118.53 AUD ORD ltd 1,368 1,368 16-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 118.53 AUD ORD ltd 1,331 1,331 16-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 729 729 16-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 243 243 16-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 117.86 AUD ORD ltd -253 -253 16-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 118.56 AUD ORD ltd 1,137 1,137 16-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.56 AUD ORD ltd -1,658 -1,658 16-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.56 AUD ORD ltd 581 581 16-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.56 AUD ORD ltd -808 -808 16-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.56 AUD ORD ltd 1,830 1,830 16-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.56 AUD ORD ltd 60 60 16-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.56 AUD ORD ltd -282 -282 16-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.56 AUD ORD ltd 233 233 16-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.56 AUD ORD ltd 813 813 16-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 118.56 AUD ORD ltd 1,370 1,370 16-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 118.56 AUD ORD ltd 631 631 16-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 118.56 AUD ORD ltd 136 136 16-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 118.56 AUD ORD ltd -10,810 -10,810 16-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 118.56 AUD ORD ltd -13,114 -13,114 16-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.23 GBP ORD plc -2,054 -2,054 16-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.58 GBP ORD plc -18,489 -18,489 16-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 56.75 GBP ORD plc 21,223 21,223 16-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.93 GBP ORD plc -3,900 -3,900 16-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 12,136 12,136 16-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 57.08 GBP ORD plc 3,385 3,385 16-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 57.08 GBP ORD plc 264 264 RIO page 215 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 57.08 GBP ORD plc 3,459 3,459 16-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.08 GBP ORD plc 2,788 2,788 16-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.08 GBP ORD plc 262 262 16-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 57.08 GBP ORD plc -837 -837 16-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.08 GBP ORD plc 2,460 2,460 16-Feb-22 BlackRock Fund Advisors on mkt buy 57.08 GBP ORD plc 6,223 6,223 16-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.08 GBP ORD plc 881 881 16-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.08 GBP ORD plc 3,835 3,835 16-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 21,320 21,320 16-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 7,096 7,096 16-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -577,936 -577,936 16-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 398,772 398,772 16-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 1,941 1,941 16-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -87 -87 16-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -27 -27 16-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 5,889 5,889 16-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -31,554 -31,554 16-Feb-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -58 -58 16-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 1,705 1,705 16-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 16 16 16-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -5,473 -5,473 16-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -1,954 -1,954 16-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 2,479 2,479 16-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -28,331 -28,331 16-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 370 370 17-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,463 2,463 17-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,719 1,719 17-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,188 1,188 17-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 300 300 17-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,584 1,584 17-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 400 400 17-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,330 5,330 17-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,774 1,774 17-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,584 1,584 17-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 400 400 17-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,932 1,932 17-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 676 676 17-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 120.71 AUD ORD ltd -239 -239 17-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 120.17 AUD ORD ltd -338 -338 17-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 120.18 AUD ORD ltd -383 -383 17-Feb-22 BlackRock Japan Co., Ltd. on mkt sell 120.08 AUD ORD ltd -326 -326 17-Feb-22 BlackRock Japan Co., Ltd. on mkt sell 120.08 AUD ORD ltd -390 -390 17-Feb-22 BlackRock Investment Management, LLC on mkt sell 120.08 AUD ORD ltd -177 -177 17-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 120.28 AUD ORD ltd 4,648 4,648 17-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 119.94 AUD ORD ltd 450 450 17-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 119.94 AUD ORD ltd 525 525 17-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 119.94 AUD ORD ltd 300 300 17-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 119.94 AUD ORD ltd 77 77 17-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 119.94 AUD ORD ltd -315 -315 17-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 119.94 AUD ORD ltd 287 287 17-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 119.94 AUD ORD ltd -1,934 -1,934 17-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.94 AUD ORD ltd 333 333 17-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.94 AUD ORD ltd 1,901 1,901 17-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 119.94 AUD ORD ltd 889 889 17-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 119.94 AUD ORD ltd 202 202 17-Feb-22 BlackRock Asset Management Canada Limited on mkt sell 119.94 AUD ORD ltd -959 -959 RIO page 216 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Feb-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 13,098 13,098 17-Feb-22 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD ltd 6,701 6,701 17-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 55.88 GBP ORD plc -4,464 -4,464 17-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 55.88 GBP ORD plc 2,111 2,111 17-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 55.88 GBP ORD plc -3,246 -3,246 17-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 55.88 GBP ORD plc 780 780 17-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 55.88 GBP ORD plc 225 225 17-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.88 GBP ORD plc 1,104 1,104 17-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.88 GBP ORD plc 896 896 17-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 55.88 GBP ORD plc 4,025 4,025 17-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.88 GBP ORD plc 1,568 1,568 17-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.88 GBP ORD plc 219 219 17-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.88 GBP ORD plc 868 868 17-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 55.88 GBP ORD plc 8,071 8,071 17-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.88 GBP ORD plc 3,312 3,312 17-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.88 GBP ORD plc 2,301 2,301 17-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.88 GBP ORD plc 13,520 13,520 17-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.88 GBP ORD plc 1,344 1,344 17-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 55.88 GBP ORD plc -896 -896 17-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 9,102 9,102 17-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,932 1,932 17-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 676 676 17-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,855 1,855 17-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 515 515 17-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 53,345 53,345 17-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 8,027 8,027 17-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -2,090 -2,090 17-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 37 37 17-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 1 1 17-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -9,391 -9,391 17-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 333,195 333,195 17-Feb-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -123 -123 17-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -2,623 -2,623 17-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -319 -319 17-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 2,640 2,640 17-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 944 944 17-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -25,314 -25,314 17-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 20,244 20,244 17-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,658 1,658 18-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 117.36 AUD ORD ltd -288 -288 18-Feb-22 BlackRock Fund Advisors on mkt buy 118.95 AUD ORD ltd 362 362 18-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 118.95 AUD ORD ltd 220 220 18-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 118.95 AUD ORD ltd 1,762 1,762 18-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 118.95 AUD ORD ltd 114 114 18-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 118.95 AUD ORD ltd 412 412 18-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 118.95 AUD ORD ltd 230 230 18-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -2,914 -2,914 18-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -5,828 -5,828 18-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 119.03 AUD ORD ltd 235 235 18-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.03 AUD ORD ltd 1,014 1,014 18-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 118.86 AUD ORD ltd -586 -586 18-Feb-22 BlackRock International Limited on mkt sell 119.04 AUD ORD ltd -779 -779 RIO page 217 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 10,647 10,647 18-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,432 8,432 18-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,784 2,784 18-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.31 AUD ORD ltd 4,009 4,009 18-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.31 AUD ORD ltd 511 511 18-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.31 AUD ORD ltd 483 483 18-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 119.25 AUD ORD ltd 603 603 18-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 119.25 AUD ORD ltd 598 598 18-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 119.25 AUD ORD ltd 468 468 18-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 119.25 AUD ORD ltd 220 220 18-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 119.25 AUD ORD ltd 702 702 18-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 119.25 AUD ORD ltd 3,564 3,564 18-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 119.25 AUD ORD ltd 553 553 18-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 119.25 AUD ORD ltd 2,113 2,113 18-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 119.25 AUD ORD ltd 76 76 18-Feb-22 BlackRock Fund Advisors on mkt buy 119.25 AUD ORD ltd 396 396 18-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 119.25 AUD ORD ltd -1,071 -1,071 18-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.25 AUD ORD ltd 2,114 2,114 18-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.25 AUD ORD ltd 987 987 18-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 56.79 GBP ORD plc 23 23 18-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 56.26 GBP ORD plc 41 41 18-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.49 GBP ORD plc -7,422 -7,422 18-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 13,653 13,653 18-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.38 GBP ORD plc -166 -166 18-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.57 GBP ORD plc -6,637 -6,637 18-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.57 GBP ORD plc -1,632 -1,632 18-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.57 GBP ORD plc -10,442 -10,442 18-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.57 GBP ORD plc -2,888 -2,888 18-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.57 GBP ORD plc -7,461 -7,461 18-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.57 GBP ORD plc -2,073 -2,073 18-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.57 GBP ORD plc -22 -22 18-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 56.57 GBP ORD plc -4,317 -4,317 18-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 56.57 GBP ORD plc 1,308 1,308 18-Feb-22 BlackRock Investment Management, LLC on mkt sell 56.57 GBP ORD plc -818 -818 18-Feb-22 BlackRock Fund Advisors on mkt buy 56.57 GBP ORD plc 4,657 4,657 18-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 56.57 GBP ORD plc -517 -517 18-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.57 GBP ORD plc 534 534 18-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.57 GBP ORD plc 1,479 1,479 18-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.57 GBP ORD plc 2,208 2,208 18-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.57 GBP ORD plc 1,762 1,762 18-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.57 GBP ORD plc 826 826 18-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 56.57 GBP ORD plc 1,152 1,152 18-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.57 GBP ORD plc 2,643 2,643 18-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.57 GBP ORD plc 2,704 2,704 18-Feb-22 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc -1,808 -1,808 18-Feb-22 BlackRock Advisors (UK) Limited in specie n/a AUD ORD ltd -561 -561 RIO page 218 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Feb-22 BlackRock Advisors (UK) Limited in specie n/a AUD ORD ltd -2,257 -2,257 18-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 77,743 77,743 18-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -434,151 -434,151 18-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 11 11 18-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 1,358 1,358 18-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -1 -1 18-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 23,871 23,871 18-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -501,726 -501,726 18-Feb-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -20 -20 18-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 162,181 162,181 18-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 14 14 18-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 99 99 18-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 3,396 3,396 18-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 1,589 1,589 18-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -57,297 -57,297 18-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -18,625 -18,625 18-Feb-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 3 3 18-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -95 -95 18-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 102 102 21-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 120.18 AUD ORD ltd -604 -604 21-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 120.20 AUD ORD ltd -209 -209 21-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 120.20 AUD ORD ltd -1,618 -1,618 21-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 120.20 AUD ORD ltd -3,329 -3,329 21-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 120.20 AUD ORD ltd 1,181 1,181 21-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 120.20 AUD ORD ltd 9,805 9,805 21-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.64 GBP ORD plc -10,144 -10,144 21-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.51 GBP ORD plc -11,206 -11,206 21-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.53 GBP ORD plc -3,397 -3,397 21-Feb-22 BlackRock Asset Management Deutschland AG on mkt sell 56.94 GBP ORD plc -300 -300 21-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.94 GBP ORD plc 3,312 3,312 21-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 56.94 GBP ORD plc 5,448 5,448 21-Feb-22 BlackRock Investment Management, LLC on mkt sell 56.94 GBP ORD plc -309 -309 21-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.94 GBP ORD plc 5,408 5,408 21-Feb-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -47,668 -47,668 21-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -69,220 -69,220 21-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 5,047 5,047 21-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 4,690 4,690 21-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -1,360 -1,360 21-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 1,196,345 1,196,345 21-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -115,085 -115,085 21-Feb-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -6 -6 21-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 15,991 15,991 21-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -1 -1 21-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 595 595 21-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -565 -565 21-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -13,704 -13,704 21-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -3,317 -3,317 RIO page 219 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Feb-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -3 -3 22-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 118.50 AUD ORD ltd -2,653 -2,653 22-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.50 AUD ORD ltd -829 -829 22-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.50 AUD ORD ltd 518 518 22-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.50 AUD ORD ltd 296 296 22-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.50 AUD ORD ltd 308 308 22-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.50 AUD ORD ltd 233 233 22-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.50 AUD ORD ltd 233 233 22-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.50 AUD ORD ltd 233 233 22-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.50 AUD ORD ltd 50 50 22-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 118.50 AUD ORD ltd 2,354 2,354 22-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 118.50 AUD ORD ltd 45,464 45,464 22-Feb-22 BlackRock International Limited on mkt sell 118.50 AUD ORD ltd -6,882 -6,882 22-Feb-22 BlackRock Japan Co., Ltd. on mkt sell 56.01 GBP ORD plc -54 -54 22-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.16 GBP ORD plc -4,880 -4,880 22-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 57.18 GBP ORD plc 175 175 22-Feb-22 BlackRock Asset Management Canada Limited on mkt sell 56.91 GBP ORD plc -224 -224 22-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.91 GBP ORD plc 881 881 22-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 56.91 GBP ORD plc -2,239 -2,239 22-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.91 GBP ORD plc 1,568 1,568 22-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.91 GBP ORD plc 876 876 22-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.91 GBP ORD plc 881 881 22-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.91 GBP ORD plc 157 157 22-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.91 GBP ORD plc 2,208 2,208 22-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.91 GBP ORD plc 896 896 22-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.91 GBP ORD plc 881 881 22-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 56.91 GBP ORD plc -1,830 -1,830 22-Feb-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,318 2,318 22-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -44,366 -44,366 22-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 34,938 34,938 22-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -37 -37 22-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -12 -12 22-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -1,149,593 -1,149,593 22-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -5,220 -5,220 22-Feb-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -5 -5 22-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -1,250 -1,250 22-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -95 -95 22-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 15,040 15,040 22-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 4,773 4,773 22-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -107,725 -107,725 22-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 11,958 11,958 22-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -223 -223 22-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,166 1,166 23-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 119.65 AUD ORD ltd 47,461 47,461 23-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 119.68 AUD ORD ltd -110 -110 23-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 119.82 AUD ORD ltd 1,254 1,254 23-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 119.82 AUD ORD ltd 5,919 5,919 23-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 119.82 AUD ORD ltd 1,893 1,893 23-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 119.82 AUD ORD ltd 10,236 10,236 23-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,432 8,432 23-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,784 2,784 RIO page 220 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 12,648 12,648 23-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,176 4,176 23-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -5,828 -5,828 23-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 10,647 10,647 23-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.84 AUD ORD ltd 10,216 10,216 23-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.84 AUD ORD ltd 1,794 1,794 23-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.84 AUD ORD ltd 1,828 1,828 23-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 119.87 AUD ORD ltd -822 -822 23-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 119.87 AUD ORD ltd -809 -809 23-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD ltd 223 223 23-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD ltd 300 300 23-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 119.87 AUD ORD ltd 233 233 23-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 119.87 AUD ORD ltd 72 72 23-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 56.06 GBP ORD plc 40,914 40,914 23-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.68 GBP ORD plc 11,901 11,901 23-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.68 GBP ORD plc 1,975 1,975 23-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 55.68 GBP ORD plc -12,588 -12,588 23-Feb-22 BlackRock Investment Management, LLC on mkt sell 55.68 GBP ORD plc -7,663 -7,663 23-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.68 GBP ORD plc 2,039 2,039 23-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.68 GBP ORD plc 2,956 2,956 23-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.68 GBP ORD plc 2,208 2,208 23-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.68 GBP ORD plc 8,832 8,832 23-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.68 GBP ORD plc 881 881 23-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.68 GBP ORD plc 5,520 5,520 23-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.68 GBP ORD plc 625 625 23-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.68 GBP ORD plc 1,305 1,305 23-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.68 GBP ORD plc 4,416 4,416 23-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 55.68 GBP ORD plc 8,832 8,832 23-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -13,496 -13,496 23-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 4,061 4,061 23-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 197 197 23-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 64 64 23-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -285 -285 23-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -4,085 -4,085 23-Feb-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 3 3 23-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 4,182 4,182 23-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 21 21 23-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -99 -99 23-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 7,793 7,793 23-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 2,491 2,491 23-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 37,993 37,993 23-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 5,492 5,492 23-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,033 1,033 23-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 234 234 24-Feb-22 BlackRock Japan Co., Ltd. on mkt sell 115.40 AUD ORD ltd -496 -496 24-Feb-22 BlackRock Investment Management, LLC on mkt sell 115.40 AUD ORD ltd -423 -423 24-Feb-22 BlackRock Investment Management, LLC on mkt sell 115.40 AUD ORD ltd -2,728 -2,728 24-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 115.87 AUD ORD ltd -134 -134 24-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 115.40 AUD ORD ltd -68 -68 24-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 115.35 AUD ORD ltd -78 -78 24-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 115.35 AUD ORD ltd -310 -310 24-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 115.35 AUD ORD ltd -620 -620 24-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 115.35 AUD ORD ltd -288 -288 24-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 115.35 AUD ORD ltd -6,845 -6,845 RIO page 221 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 115.35 AUD ORD ltd -1,543 -1,543 24-Feb-22 BlackRock Investment Management, LLC on mkt buy 115.35 AUD ORD ltd 603 603 24-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 115.35 AUD ORD ltd 258 258 24-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 115.35 AUD ORD ltd 47 47 24-Feb-22 BlackRock Investment Management, LLC on mkt sell 54.70 GBP ORD plc -6,078 -6,078 24-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 54.78 GBP ORD plc 21 21 24-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.84 GBP ORD plc -675 -675 24-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 55.20 GBP ORD plc 1,313 1,313 24-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 54.93 GBP ORD plc -4,145 -4,145 24-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 27,306 27,306 24-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 54.73 GBP ORD plc 66,406 66,406 24-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 54.73 GBP ORD plc 8,010 8,010 24-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 54.67 GBP ORD plc 504 504 24-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 54.67 GBP ORD plc -1,673 -1,673 24-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 54.67 GBP ORD plc -3,177 -3,177 24-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 54.67 GBP ORD plc -240 -240 24-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 54.67 GBP ORD plc 4,437 4,437 24-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 54.67 GBP ORD plc 220 220 24-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 54.67 GBP ORD plc 69 69 24-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 54.67 GBP ORD plc -2,130 -2,130 24-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 54.67 GBP ORD plc -1,353 -1,353 24-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 54.67 GBP ORD plc -2,949 -2,949 24-Feb-22 BlackRock Asset Management Canada Limited on mkt sell 54.67 GBP ORD plc -1,658 -1,658 24-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 54.67 GBP ORD plc -890 -890 24-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 54.67 GBP ORD plc -1,780 -1,780 24-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 54.67 GBP ORD plc -888 -888 24-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 54.67 GBP ORD plc -2,009 -2,009 24-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 54.67 GBP ORD plc 3,634 3,634 24-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 54.67 GBP ORD plc -1,625 -1,625 24-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 54.67 GBP ORD plc -2,133 -2,133 24-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 54.67 GBP ORD plc 4,260 4,260 24-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 54.67 GBP ORD plc -1,832 -1,832 24-Feb-22 BlackRock Institutional Trust Company, National Association in specie n/a AUD ORD ltd -4,307 -4,307 24-Feb-22 BlackRock Institutional Trust Company, National Association in specie n/a GBP ORD plc -13,123 -13,123 24-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 18,963 18,963 24-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -8,410 -8,410 24-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -46 -46 24-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -15 -15 24-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 5,001 5,001 24-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 113,262 113,262 24-Feb-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 91 91 24-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -1,349 -1,349 24-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -2 -2 24-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 2,240 2,240 24-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 6,686 6,686 24-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 26,528 26,528 RIO page 222 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -2,303 -2,303 24-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,376 1,376 25-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 115.32 AUD ORD ltd -26 -26 25-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 114.72 AUD ORD ltd 678 678 25-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 114.72 AUD ORD ltd 3,961 3,961 25-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 114.72 AUD ORD ltd 2,379 2,379 25-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 114.72 AUD ORD ltd 2,265 2,265 25-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 114.58 AUD ORD ltd 3,067 3,067 25-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 114.58 AUD ORD ltd 6,272 6,272 25-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 114.58 AUD ORD ltd 2,232 2,232 25-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 114.58 AUD ORD ltd 5,802 5,802 25-Feb-22 BlackRock (Singapore) Limited on mkt buy 114.58 AUD ORD ltd 1,506 1,506 25-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 114.58 AUD ORD ltd 843 843 25-Feb-22 BLACKROCK ADVISORS LLC on mkt sell 114.60 AUD ORD ltd -218 -218 25-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 114.60 AUD ORD ltd -779 -779 25-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 16,400 16,400 25-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 5,340 5,340 25-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 114.54 AUD ORD ltd -2,472 -2,472 25-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.54 AUD ORD ltd 300 300 25-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 114.54 AUD ORD ltd -283 -283 25-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 114.54 AUD ORD ltd -380 -380 25-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.54 AUD ORD ltd 464 464 25-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 114.54 AUD ORD ltd 1,856 1,856 25-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 114.54 AUD ORD ltd -232 -232 25-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 114.54 AUD ORD ltd -2,186 -2,186 25-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 114.54 AUD ORD ltd -27,520 -27,520 25-Feb-22 BlackRock Investment Management, LLC on mkt sell 55.43 GBP ORD plc -129 -129 25-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 55.26 GBP ORD plc 895 895 25-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 10,619 10,619 25-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.67 GBP ORD plc 17,810 17,810 25-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.67 GBP ORD plc 1,762 1,762 25-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.67 GBP ORD plc 4,062 4,062 25-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 56.67 GBP ORD plc -9,594 -9,594 25-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 56.67 GBP ORD plc -1,593 -1,593 25-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 56.67 GBP ORD plc 226 226 25-Feb-22 BlackRock Japan Co., Ltd. on mkt buy 56.67 GBP ORD plc 1,195 1,195 25-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.67 GBP ORD plc -18,557 -18,557 25-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 56.67 GBP ORD plc -26,456 -26,456 25-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.67 GBP ORD plc 1,310 1,310 25-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 56.67 GBP ORD plc -1,095 -1,095 25-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.67 GBP ORD plc 7,048 7,048 25-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 56.67 GBP ORD plc -881 -881 25-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 56.67 GBP ORD plc 4,616 4,616 25-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 56.67 GBP ORD plc -838 -838 25-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.67 GBP ORD plc 6,770 6,770 25-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.67 GBP ORD plc 2,040 2,040 25-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.67 GBP ORD plc 6,770 6,770 25-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 56.67 GBP ORD plc 10,155 10,155 25-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 348,360 348,360 25-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -6,986 -6,986 25-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 82 82 25-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 20 20 RIO page 223 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 3,293 3,293 25-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 55,046 55,046 25-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 94,512 94,512 25-Feb-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -21 -21 25-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -1,816 -1,816 25-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -4 -4 25-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -2,685 -2,685 25-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -6,855 -6,855 25-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 17,137 17,137 25-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -294 -294 25-Feb-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 3,620 3,620 25-Feb-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 1,178 1,178 28-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 480 480 28-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,108 1,108 28-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 277 277 28-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 120 120 28-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 10,689 10,689 28-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,980 1,980 28-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 500 500 28-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,344 4,344 28-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,590 1,590 28-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,449 1,449 28-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 507 507 28-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 16,864 16,864 28-Feb-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 5,592 5,592 28-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -1 -1 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 117.65 AUD ORD ltd -375 -375 28-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 118.17 AUD ORD ltd 508 508 28-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 118.17 AUD ORD ltd 1,137 1,137 28-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 118.17 AUD ORD ltd 299 299 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.17 AUD ORD ltd -812 -812 28-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 118.17 AUD ORD ltd 1,052 1,052 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.17 AUD ORD ltd -2,454 -2,454 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.17 AUD ORD ltd -154 -154 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.17 AUD ORD ltd 464 464 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.17 AUD ORD ltd 1,160 1,160 28-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 118.17 AUD ORD ltd 327 327 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.17 AUD ORD ltd -380 -380 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.17 AUD ORD ltd -81 -81 28-Feb-22 BlackRock Japan Co., Ltd. on mkt sell 118.17 AUD ORD ltd -1,753 -1,753 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 118.17 AUD ORD ltd 854 854 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.17 AUD ORD ltd -609 -609 28-Feb-22 BlackRock Investment Management, LLC on mkt sell 118.17 AUD ORD ltd -227 -227 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.17 AUD ORD ltd -1,084 -1,084 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.17 AUD ORD ltd -65 -65 28-Feb-22 BlackRock Investment Management, LLC on mkt sell 118.17 AUD ORD ltd -109 -109 28-Feb-22 BlackRock Fund Advisors on mkt sell 118.17 AUD ORD ltd -981 -981 28-Feb-22 BlackRock Fund Advisors on mkt buy 118.17 AUD ORD ltd 2,360 2,360 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.17 AUD ORD ltd -1,564 -1,564 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.17 AUD ORD ltd 1,197 1,197 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.17 AUD ORD ltd -93 -93 RIO page 224 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.17 AUD ORD ltd -64 -64 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.17 AUD ORD ltd 2,779 2,779 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 118.17 AUD ORD ltd 526 526 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.17 AUD ORD ltd -316 -316 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 118.17 AUD ORD ltd -682 -682 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 118.17 AUD ORD ltd -207 -207 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.17 AUD ORD ltd -3,633 -3,633 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 118.17 AUD ORD ltd 1,063 1,063 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.17 AUD ORD ltd -660 -660 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 118.17 AUD ORD ltd -85 -85 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 118.17 AUD ORD ltd 250 250 28-Feb-22 BlackRock Fund Advisors on mkt buy 118.17 AUD ORD ltd 2,415 2,415 28-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 118.17 AUD ORD ltd 120 120 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.17 AUD ORD ltd -2,619 -2,619 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.17 AUD ORD ltd -617 -617 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.17 AUD ORD ltd -379 -379 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.17 AUD ORD ltd -473 -473 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.17 AUD ORD ltd -100 -100 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.17 AUD ORD ltd -759 -759 28-Feb-22 BlackRock Investment Management, LLC on mkt sell 118.17 AUD ORD ltd -282 -282 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.17 AUD ORD ltd -81 -81 28-Feb-22 BlackRock Investment Management, LLC on mkt sell 118.17 AUD ORD ltd -136 -136 28-Feb-22 BlackRock Fund Advisors on mkt sell 118.17 AUD ORD ltd -1,221 -1,221 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.17 AUD ORD ltd -1,947 -1,947 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.17 AUD ORD ltd -116 -116 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.17 AUD ORD ltd -80 -80 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.17 AUD ORD ltd -394 -394 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 118.17 AUD ORD ltd -850 -850 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 118.17 AUD ORD ltd -258 -258 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.17 AUD ORD ltd -4,524 -4,524 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.17 AUD ORD ltd -823 -823 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 118.17 AUD ORD ltd -106 -106 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.17 AUD ORD ltd -1,038 -1,038 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.17 AUD ORD ltd -220 -220 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.17 AUD ORD ltd -1,668 -1,668 28-Feb-22 BlackRock Investment Management, LLC on mkt sell 118.17 AUD ORD ltd -621 -621 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.17 AUD ORD ltd -178 -178 28-Feb-22 BlackRock Investment Management, LLC on mkt sell 118.17 AUD ORD ltd -300 -300 28-Feb-22 BlackRock Fund Advisors on mkt sell 118.17 AUD ORD ltd -2,683 -2,683 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.17 AUD ORD ltd -4,279 -4,279 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.17 AUD ORD ltd -254 -254 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 118.17 AUD ORD ltd -175 -175 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.17 AUD ORD ltd -865 -865 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 118.17 AUD ORD ltd -1,868 -1,868 RIO page 225 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 118.17 AUD ORD ltd -568 -568 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.17 AUD ORD ltd -9,941 -9,941 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 118.17 AUD ORD ltd -1,807 -1,807 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 118.17 AUD ORD ltd -234 -234 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 56.62 GBP ORD plc -9,981 -9,981 28-Feb-22 BLACKROCK ADVISORS LLC on mkt buy 57.89 GBP ORD plc 76 76 28-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 57.89 GBP ORD plc 131 131 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.91 GBP ORD plc 4,405 4,405 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 57.91 GBP ORD plc 2,285 2,285 28-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 57.91 GBP ORD plc -23,851 -23,851 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 57.91 GBP ORD plc 62,733 62,733 28-Feb-22 BlackRock Japan Co., Ltd. on mkt buy 57.91 GBP ORD plc 364 364 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 57.91 GBP ORD plc -393 -393 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.91 GBP ORD plc 732 732 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.91 GBP ORD plc -3,871 -3,871 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.91 GBP ORD plc -1,017 -1,017 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.91 GBP ORD plc -1,796 -1,796 28-Feb-22 BlackRock Asset Management Canada Limited on mkt sell 57.91 GBP ORD plc -541 -541 28-Feb-22 BlackRock Investment Management, LLC on mkt sell 57.91 GBP ORD plc -269 -269 28-Feb-22 BlackRock Fund Advisors on mkt sell 57.91 GBP ORD plc -2,130 -2,130 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.91 GBP ORD plc 298 298 28-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 57.91 GBP ORD plc 77 77 28-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 57.91 GBP ORD plc 7,185 7,185 28-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 57.91 GBP ORD plc 97 97 28-Feb-22 BlackRock Fund Advisors on mkt buy 57.91 GBP ORD plc 4,473 4,473 28-Feb-22 BlackRock Fund Advisors on mkt buy 57.91 GBP ORD plc 18,908 18,908 28-Feb-22 BlackRock Investment Management, LLC on mkt buy 57.91 GBP ORD plc 758 758 28-Feb-22 BlackRock Investment Management, LLC on mkt buy 57.91 GBP ORD plc 2,888 2,888 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.91 GBP ORD plc 6,468 6,468 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 57.91 GBP ORD plc 423 423 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 57.91 GBP ORD plc -702 -702 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.91 GBP ORD plc -6,896 -6,896 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.91 GBP ORD plc -2,724 -2,724 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.91 GBP ORD plc -1,107 -1,107 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 57.91 GBP ORD plc 655 655 28-Feb-22 BlackRock Asset Management Deutschland AG on mkt buy 57.91 GBP ORD plc 577 577 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.91 GBP ORD plc 1,762 1,762 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.91 GBP ORD plc 1,352 1,352 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 57.91 GBP ORD plc -1,323 -1,323 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 57.91 GBP ORD plc -438 -438 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.91 GBP ORD plc -7,974 -7,974 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 57.91 GBP ORD plc 1,884 1,884 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 57.91 GBP ORD plc 51,714 51,714 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.91 GBP ORD plc -152 -152 RIO page 226 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 57.91 GBP ORD plc -794 -794 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.91 GBP ORD plc 604 604 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.91 GBP ORD plc -774 -774 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.91 GBP ORD plc -204 -204 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.91 GBP ORD plc -360 -360 28-Feb-22 BlackRock Investment Management, LLC on mkt sell 57.91 GBP ORD plc -54 -54 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.91 GBP ORD plc -757 -757 28-Feb-22 BlackRock Fund Advisors on mkt sell 57.91 GBP ORD plc -426 -426 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.91 GBP ORD plc 245 245 28-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 57.91 GBP ORD plc 64 64 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 57.91 GBP ORD plc -735 -735 28-Feb-22 BlackRock Fund Advisors on mkt buy 57.91 GBP ORD plc 3,687 3,687 28-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 57.91 GBP ORD plc -311 -311 28-Feb-22 BlackRock Investment Management, LLC on mkt buy 57.91 GBP ORD plc 625 625 28-Feb-22 BlackRock Investment Management, LLC on mkt buy 57.91 GBP ORD plc 2,380 2,380 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.91 GBP ORD plc 5,332 5,332 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.91 GBP ORD plc -845 -845 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 57.91 GBP ORD plc 349 349 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.91 GBP ORD plc -1,381 -1,381 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.91 GBP ORD plc -545 -545 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.91 GBP ORD plc -13,591 -13,591 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 57.91 GBP ORD plc -3,603 -3,603 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.91 GBP ORD plc -222 -222 28-Feb-22 BlackRock Fund Advisors on mkt buy 57.91 GBP ORD plc 3,966 3,966 28-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 57.91 GBP ORD plc -138 -138 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 57.91 GBP ORD plc 1,478 1,478 28-Feb-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 7,605 7,605 28-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -390,601 -390,601 28-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 16,007 16,007 28-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 74 74 28-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 22,375 22,375 28-Feb-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -3,293 -3,293 28-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -395,118 -395,118 28-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -343,386 -343,386 28-Feb-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 1 1 28-Feb-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a AUD ORD ltd 7 7 28-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -1,366 -1,366 28-Feb-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 3,542 3,542 28-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -891 -891 28-Feb-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 36,655 36,655 28-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -82,122 -82,122 28-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 49,035 49,035 28-Feb-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -154 -154 28-Feb-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 3,261 3,261 28-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,008 1,008 28-Feb-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 279 279 RIO page 227 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 118.33 AUD ORD ltd -3,434 -3,434 01-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 118.33 AUD ORD ltd -328 -328 01-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 117.82 AUD ORD ltd 10,233 10,233 01-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 118.07 AUD ORD ltd -75 -75 01-Mar-22 BlackRock Fund Advisors on mkt sell 117.99 AUD ORD ltd -1,172 -1,172 01-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,646 3,646 01-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,266 1,266 01-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,216 4,216 01-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,398 1,398 01-Mar-22 BlackRock Japan Co., Ltd. on mkt sell 118.05 AUD ORD ltd -25 -25 01-Mar-22 BlackRock Asset Management Deutschland AG on mkt buy 117.82 AUD ORD ltd 598 598 01-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 117.82 AUD ORD ltd -2,430 -2,430 01-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 117.82 AUD ORD ltd 240 240 01-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 117.82 AUD ORD ltd -304 -304 01-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 117.82 AUD ORD ltd 504 504 01-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 117.82 AUD ORD ltd 1,647 1,647 01-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 117.82 AUD ORD ltd 4,324 4,324 01-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 117.82 AUD ORD ltd 753 753 01-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 117.82 AUD ORD ltd -611 -611 01-Mar-22 BlackRock Fund Advisors on mkt sell 117.82 AUD ORD ltd -830 -830 01-Mar-22 BlackRock Japan Co., Ltd. on mkt sell 58.55 GBP ORD plc -28 -28 01-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 58.55 GBP ORD plc 611 611 01-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.38 GBP ORD plc 27,955 27,955 01-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 59.06 GBP ORD plc 247 247 01-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.88 GBP ORD plc -15,117 -15,117 01-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.36 GBP ORD plc -1,086 -1,086 01-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.36 GBP ORD plc -1,104 -1,104 01-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.36 GBP ORD plc -1,021 -1,021 01-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.36 GBP ORD plc -1,032 -1,032 01-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.36 GBP ORD plc -1,299 -1,299 01-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.36 GBP ORD plc -1,176 -1,176 01-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.36 GBP ORD plc -544 -544 01-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.31 GBP ORD plc -9,513 -9,513 01-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.31 GBP ORD plc -4,111 -4,111 01-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.10 GBP ORD plc -3,283 -3,283 01-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.61 GBP ORD plc 1,513 1,513 01-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.71 GBP ORD plc -40,000 -40,000 01-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 59.19 GBP ORD plc -4,204 -4,204 01-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 59.19 GBP ORD plc 1,313 1,313 01-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 59.19 GBP ORD plc 4,204 4,204 01-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 59.19 GBP ORD plc 503 503 01-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 59.19 GBP ORD plc 2,040 2,040 01-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 59.19 GBP ORD plc 1,044 1,044 01-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 59.19 GBP ORD plc -872 -872 01-Mar-22 BlackRock Asset Management Deutschland AG on mkt buy 59.19 GBP ORD plc 3,462 3,462 01-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 59.19 GBP ORD plc 2,956 2,956 01-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 59.19 GBP ORD plc 1,352 1,352 RIO page 228 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Mar-22 BlackRock Asset Management Deutschland AG on mkt buy 59.19 GBP ORD plc 1,154 1,154 01-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 59.19 GBP ORD plc -2,208 -2,208 01-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 59.19 GBP ORD plc 2,028 2,028 01-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 9,126 9,126 01-Mar-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,318 2,318 01-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 110 110 01-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 365,330 365,330 01-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -60 -60 01-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 482 482 01-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 315,403 315,403 01-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -107,233 -107,233 01-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -13 -13 01-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -177,772 -177,772 01-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 56 56 01-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -7,852 -7,852 01-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -4,140 -4,140 01-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -23,352 -23,352 01-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 3,403 3,403 01-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -232 -232 01-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 58 58 01-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,655 1,655 01-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -195 -195 02-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 122.79 AUD ORD ltd 17,370 17,370 02-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 122.78 AUD ORD ltd 3,109 3,109 02-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 122.78 AUD ORD ltd 4,084 4,084 02-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 122.96 AUD ORD ltd 950 950 02-Mar-22 BlackRock (Singapore) Limited on mkt buy 122.96 AUD ORD ltd 428 428 02-Mar-22 BlackRock Investment Management, LLC on mkt buy 122.96 AUD ORD ltd 292 292 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 122.96 AUD ORD ltd 3,117 3,117 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 122.96 AUD ORD ltd 1,444 1,444 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 122.93 AUD ORD ltd 7,733 7,733 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 122.93 AUD ORD ltd 1,454 1,454 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 122.93 AUD ORD ltd 1,402 1,402 02-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,584 1,584 02-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 400 400 02-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -3 -3 02-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -3,234 -3,234 02-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,253 -1,253 02-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,710 3,710 02-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,020 1,020 02-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 123.26 AUD ORD ltd 758 758 02-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 123.26 AUD ORD ltd -225 -225 02-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 123.26 AUD ORD ltd -150 -150 02-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 123.26 AUD ORD ltd 318 318 02-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 123.26 AUD ORD ltd -150 -150 02-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 123.26 AUD ORD ltd -1,697 -1,697 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 123.26 AUD ORD ltd 748 748 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 123.26 AUD ORD ltd -1,255 -1,255 RIO page 229 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 123.26 AUD ORD ltd 25,774 25,774 02-Mar-22 BlackRock Investment Management, LLC on mkt buy 123.26 AUD ORD ltd 458 458 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 61.34 GBP ORD plc 2,464 2,464 02-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 61.14 GBP ORD plc -56 -56 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 61.33 GBP ORD plc -1,471 -1,471 02-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -3,486 -3,486 02-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 61.28 GBP ORD plc 160 160 02-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 61.28 GBP ORD plc 359 359 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 61.28 GBP ORD plc 2,214 2,214 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 61.28 GBP ORD plc -2,214 -2,214 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 61.28 GBP ORD plc -1,470 -1,470 02-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 61.28 GBP ORD plc 263 263 02-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 61.28 GBP ORD plc 1,806 1,806 02-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 61.28 GBP ORD plc 3,560 3,560 02-Mar-22 BlackRock Asset Management Deutschland AG on mkt buy 61.28 GBP ORD plc 1,154 1,154 02-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 61.28 GBP ORD plc 858 858 02-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 61.28 GBP ORD plc -3,312 -3,312 02-Mar-22 BlackRock Investment Management, LLC on mkt sell 61.28 GBP ORD plc -2,331 -2,331 02-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 61.28 GBP ORD plc -818 -818 02-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 61.28 GBP ORD plc -434 -434 02-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 61.28 GBP ORD plc -651 -651 02-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 61.28 GBP ORD plc 886 886 02-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 61.28 GBP ORD plc -471 -471 02-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 61.28 GBP ORD plc -6,624 -6,624 02-Mar-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,318 2,318 02-Mar-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,318 2,318 02-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 82,239 82,239 02-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -318,915 -318,915 02-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 6,070 6,070 02-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 1,850 1,850 02-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 89,150 89,150 02-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -72,703 -72,703 02-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -24 -24 02-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a AUD ORD ltd -1 -1 02-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 530 530 02-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 223 223 02-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 860 860 02-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -2,938 -2,938 02-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 8,243 8,243 02-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 339,738 339,738 02-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 37 37 02-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -335 -335 02-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 821 821 02-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 187 187 03-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,188 1,188 03-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 300 300 RIO page 230 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -5,478 -5,478 03-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 127.39 AUD ORD ltd -46 -46 03-Mar-22 BlackRock Investment Management, LLC on mkt sell 127.39 AUD ORD ltd -174 -174 03-Mar-22 BlackRock Investment Management, LLC on mkt sell 127.39 AUD ORD ltd -1,615 -1,615 03-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 12,648 12,648 03-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,194 4,194 03-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,432 8,432 03-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,796 2,796 03-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 127.85 AUD ORD ltd 4,035 4,035 03-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 127.85 AUD ORD ltd 13 13 03-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 127.85 AUD ORD ltd 819 819 03-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 127.85 AUD ORD ltd 120 120 03-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 127.85 AUD ORD ltd 52 52 03-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 127.85 AUD ORD ltd 272 272 03-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 127.85 AUD ORD ltd -1,629 -1,629 03-Mar-22 BlackRock (Singapore) Limited on mkt buy 127.85 AUD ORD ltd 180 180 03-Mar-22 BLACKROCK ADVISORS LLC on mkt buy 62.16 GBP ORD plc 68 68 03-Mar-22 BlackRock Investment Management, LLC on mkt buy 62.16 GBP ORD plc 716 716 03-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 62.73 GBP ORD plc -6,100 -6,100 03-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 62.73 GBP ORD plc -3,356 -3,356 03-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 62.36 GBP ORD plc -4,300 -4,300 03-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 62.36 GBP ORD plc -3,200 -3,200 03-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 62.36 GBP ORD plc -500 -500 03-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 62.36 GBP ORD plc -8,300 -8,300 03-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 62.36 GBP ORD plc -2,000 -2,000 03-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 62.36 GBP ORD plc -600 -600 03-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 62.36 GBP ORD plc -12,400 -12,400 03-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 62.36 GBP ORD plc -400 -400 03-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 61.55 GBP ORD plc -18,407 -18,407 03-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 61.32 GBP ORD plc -24,835 -24,835 03-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 15,210 15,210 03-Mar-22 BlackRock Investment Management, LLC on mkt buy 61.29 GBP ORD plc 1,876 1,876 03-Mar-22 BlackRock (Singapore) Limited on mkt buy 61.29 GBP ORD plc 360 360 03-Mar-22 BlackRock Fund Advisors on mkt buy 61.29 GBP ORD plc 113 113 03-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 61.29 GBP ORD plc 524 524 03-Mar-22 BlackRock Investment Management, LLC on mkt sell 61.29 GBP ORD plc -2,007 -2,007 03-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 61.29 GBP ORD plc 40 40 03-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 61.29 GBP ORD plc -1,104 -1,104 03-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 61.29 GBP ORD plc 165 165 03-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 61.29 GBP ORD plc 821 821 03-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 31,235 31,235 03-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 362,434 362,434 03-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -6,709 -6,709 03-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 265 265 03-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 83,483 83,483 03-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -4 -4 03-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -156 -156 03-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -476 -476 03-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 68 68 03-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -1,035 -1,035 03-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -1,169 -1,169 RIO page 231 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -49,307 -49,307 03-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -343,852 -343,852 03-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 135 135 03-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 8 8 03-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 98 98 03-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 591 591 03-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 425 425 04-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 126.31 AUD ORD ltd 318 318 04-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 126.31 AUD ORD ltd 2,013 2,013 04-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 126.36 AUD ORD ltd -69 -69 04-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 126.23 AUD ORD ltd 12 12 04-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 126.50 AUD ORD ltd 2,421 2,421 04-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 126.40 AUD ORD ltd -157 -157 04-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 126.40 AUD ORD ltd -1,483 -1,483 04-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 126.40 AUD ORD ltd -2,904 -2,904 04-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 126.40 AUD ORD ltd -767 -767 04-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 126.40 AUD ORD ltd -635 -635 04-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -8,790 -8,790 04-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -5,330 -5,330 04-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,766 -1,766 04-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 126.56 AUD ORD ltd 12,128 12,128 04-Mar-22 BlackRock Asset Management Deutschland AG on mkt buy 126.56 AUD ORD ltd 299 299 04-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 126.56 AUD ORD ltd -1,612 -1,612 04-Mar-22 BlackRock Asset Management Deutschland AG on mkt sell 126.56 AUD ORD ltd -334 -334 04-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 126.56 AUD ORD ltd 52 52 04-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 126.56 AUD ORD ltd -1,544 -1,544 04-Mar-22 BLACKROCK ADVISORS LLC on mkt buy 126.56 AUD ORD ltd 1,772 1,772 04-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 126.56 AUD ORD ltd 169 169 04-Mar-22 BlackRock Fund Advisors on mkt buy 126.56 AUD ORD ltd 888 888 04-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.37 GBP ORD plc -39,998 -39,998 04-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 60.37 GBP ORD plc -2,090 -2,090 04-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 60.37 GBP ORD plc -1,842 -1,842 04-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.68 GBP ORD plc -3,224 -3,224 04-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 60.66 GBP ORD plc 115 115 04-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 60.28 GBP ORD plc 2,829 2,829 04-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 60.28 GBP ORD plc 4,427 4,427 04-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 60.28 GBP ORD plc 218 218 04-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 60.28 GBP ORD plc -916 -916 04-Mar-22 BLACKROCK ADVISORS LLC on mkt buy 60.28 GBP ORD plc 4,383 4,383 04-Mar-22 BLACKROCK ADVISORS LLC on mkt buy 60.28 GBP ORD plc 1,041 1,041 04-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.28 GBP ORD plc -1,041 -1,041 04-Mar-22 BlackRock Asset Management Deutschland AG on mkt buy 60.28 GBP ORD plc 577 577 04-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 60.28 GBP ORD plc 23,140 23,140 04-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 60.28 GBP ORD plc 160 160 RIO page 232 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 60.28 GBP ORD plc 1,718 1,718 04-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 60.28 GBP ORD plc -7,056 -7,056 04-Mar-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 393,317 393,317 04-Mar-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 85,856 85,856 04-Mar-22 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD ltd 28,809 28,809 04-Mar-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 639,233 639,233 04-Mar-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 136,386 136,386 04-Mar-22 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD ltd 94,165 94,165 04-Mar-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 2,114,285 2,114,285 04-Mar-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 205,170 205,170 04-Mar-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 670,841 670,841 04-Mar-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 14,607 14,607 04-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 5,808 5,808 04-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -258,056 -258,056 04-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 47,069 47,069 04-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -23,338 -23,338 04-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 129,826 129,826 04-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 1,977 1,977 04-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -437,723 -437,723 04-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 2 2 04-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a AUD ORD ltd -6 -6 04-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 145 145 04-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -3,742 -3,742 04-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 152,450 152,450 04-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -40,521 -40,521 04-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 258,565 258,565 04-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -89,588 -89,588 04-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 1,301 1,301 04-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -3,140 -3,140 04-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -98 -98 04-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 926 926 04-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 79 79 07-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 18,972 18,972 07-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 6,291 6,291 07-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 462 462 07-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -3,419 -3,419 07-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -5,860 -5,860 07-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -7,995 -7,995 07-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -2,658 -2,658 07-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -4,395 -4,395 07-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,646 3,646 07-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,266 1,266 07-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 10,938 10,938 07-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,798 3,798 07-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 126.48 AUD ORD ltd -12 -12 07-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 126.48 AUD ORD ltd -196 -196 07-Mar-22 BLACKROCK ADVISORS LLC on mkt sell 126.48 AUD ORD ltd -3,524 -3,524 07-Mar-22 BLACKROCK ADVISORS LLC on mkt sell 126.48 AUD ORD ltd -1,118 -1,118 07-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 126.48 AUD ORD ltd -11,252 -11,252 RIO page 233 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 126.48 AUD ORD ltd -1,150 -1,150 07-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 126.48 AUD ORD ltd -857 -857 07-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 126.48 AUD ORD ltd -3,799 -3,799 07-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 125.98 AUD ORD ltd 1,612 1,612 07-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 125.98 AUD ORD ltd 39 39 07-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 125.98 AUD ORD ltd 819 819 07-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 125.98 AUD ORD ltd 819 819 07-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 125.98 AUD ORD ltd 1,638 1,638 07-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 125.98 AUD ORD ltd 50 50 07-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 125.98 AUD ORD ltd 50 50 07-Mar-22 BlackRock (Singapore) Limited on mkt buy 125.98 AUD ORD ltd 197 197 07-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 61.99 GBP ORD plc 233,376 233,376 07-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 61.25 GBP ORD plc -2,359 -2,359 07-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 61.25 GBP ORD plc -426 -426 07-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 61.25 GBP ORD plc -574 -574 07-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.21 GBP ORD plc -116 -116 07-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 60.19 GBP ORD plc -6,319 -6,319 07-Mar-22 BlackRock (Singapore) Limited on mkt buy 60.19 GBP ORD plc 530 530 07-Mar-22 BlackRock Asset Management Deutschland AG on mkt sell 60.19 GBP ORD plc -4,715 -4,715 07-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 60.19 GBP ORD plc 14,240 14,240 07-Mar-22 BlackRock Asset Management Deutschland AG on mkt sell 60.19 GBP ORD plc -13,431 -13,431 07-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 60.19 GBP ORD plc -2,208 -2,208 07-Mar-22 BlackRock Investment Management, LLC on mkt sell 60.19 GBP ORD plc -4,027 -4,027 07-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 60.19 GBP ORD plc 21,400 21,400 07-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 60.19 GBP ORD plc 285 285 07-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 60.19 GBP ORD plc -4,602 -4,602 07-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 60.19 GBP ORD plc 157 157 07-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 60.19 GBP ORD plc -859 -859 07-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 60.19 GBP ORD plc -11,040 -11,040 07-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 60.19 GBP ORD plc -2,301 -2,301 07-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 60.19 GBP ORD plc 120 120 07-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 60.19 GBP ORD plc 157 157 07-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -6,108 -6,108 07-Mar-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,318 2,318 07-Mar-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,318 2,318 07-Mar-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 4,636 4,636 07-Mar-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,318 2,318 07-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 65,018 65,018 07-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -26,973 -26,973 07-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -47,154 -47,154 07-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -87 -87 07-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -129,826 -129,826 07-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 12,870 12,870 07-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -592 -592 07-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 39 39 07-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 48 48 07-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -58 -58 07-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -155,500 -155,500 07-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -10,437 -10,437 07-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -256,227 -256,227 RIO page 234 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -4,518 -4,518 07-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -1,348 -1,348 07-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -307 -307 07-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,430 1,430 07-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 89 89 08-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 21,945 21,945 08-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -5,330 -5,330 08-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,764 -1,764 08-Mar-22 BLACKROCK ADVISORS LLC on mkt sell 121.47 AUD ORD ltd -1,632 -1,632 08-Mar-22 BLACKROCK ADVISORS LLC on mkt sell 121.47 AUD ORD ltd -659 -659 08-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 121.47 AUD ORD ltd -6,198 -6,198 08-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 121.47 AUD ORD ltd -835 -835 08-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 121.47 AUD ORD ltd -154 -154 08-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 121.47 AUD ORD ltd -524 -524 08-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 121.47 AUD ORD ltd -2,150 -2,150 08-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 121.47 AUD ORD ltd -1,526 -1,526 08-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 16,864 16,864 08-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 5,592 5,592 08-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 12,648 12,648 08-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,194 4,194 08-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 120.51 AUD ORD ltd 6,064 6,064 08-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 120.51 AUD ORD ltd 2,457 2,457 08-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 120.51 AUD ORD ltd 819 819 08-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 120.51 AUD ORD ltd -78 -78 08-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 120.51 AUD ORD ltd -304 -304 08-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 120.51 AUD ORD ltd -1,479 -1,479 08-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 120.51 AUD ORD ltd -446 -446 08-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 120.51 AUD ORD ltd -70 -70 08-Mar-22 BlackRock Asset Management Deutschland AG on mkt sell 120.51 AUD ORD ltd -2,753 -2,753 08-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 120.51 AUD ORD ltd -197 -197 08-Mar-22 BlackRock Fund Advisors on mkt sell 120.51 AUD ORD ltd -733 -733 08-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 58.87 GBP ORD plc -1,518 -1,518 08-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 58.87 GBP ORD plc -309 -309 08-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 58.87 GBP ORD plc -1,124 -1,124 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.94 GBP ORD plc -53 -53 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.94 GBP ORD plc -4,071 -4,071 08-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 58.94 GBP ORD plc -4,137 -4,137 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.94 GBP ORD plc -1,129 -1,129 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.94 GBP ORD plc -8,947 -8,947 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.94 GBP ORD plc -4,555 -4,555 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.94 GBP ORD plc -5,552 -5,552 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.55 GBP ORD plc -26 -26 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.55 GBP ORD plc -2,035 -2,035 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.55 GBP ORD plc -2,278 -2,278 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.56 GBP ORD plc -26 -26 RIO page 235 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.56 GBP ORD plc -2,035 -2,035 08-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 58.56 GBP ORD plc -4,137 -4,137 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.56 GBP ORD plc -1,129 -1,129 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.56 GBP ORD plc -8,947 -8,947 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.56 GBP ORD plc -2,278 -2,278 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.56 GBP ORD plc -5,552 -5,552 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.18 GBP ORD plc -250 -250 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.18 GBP ORD plc -254 -254 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.18 GBP ORD plc -235 -235 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.18 GBP ORD plc -238 -238 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.18 GBP ORD plc -299 -299 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.18 GBP ORD plc -271 -271 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.18 GBP ORD plc -125 -125 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 58.21 GBP ORD plc 3,496 3,496 08-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 58.86 GBP ORD plc 140 140 08-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -4,980 -4,980 08-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -17,430 -17,430 08-Mar-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 2,437,190 2,437,190 08-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 59.02 GBP ORD plc -159 -159 08-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 59.02 GBP ORD plc -7 -7 08-Mar-22 BLACKROCK ADVISORS LLC on mkt sell 58.92 GBP ORD plc -15,335 -15,335 08-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 58.92 GBP ORD plc -1,337 -1,337 08-Mar-22 BLACKROCK ADVISORS LLC on mkt sell 58.92 GBP ORD plc -122 -122 08-Mar-22 BLACKROCK ADVISORS LLC on mkt sell 58.92 GBP ORD plc -2,651 -2,651 08-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 58.87 GBP ORD plc 15,200 15,200 08-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 58.87 GBP ORD plc 1,063 1,063 08-Mar-22 BlackRock Investment Management, LLC on mkt sell 58.92 GBP ORD plc -1,751 -1,751 08-Mar-22 BlackRock (Singapore) Limited on mkt sell 58.92 GBP ORD plc -2,325 -2,325 08-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 58.92 GBP ORD plc -150 -150 08-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 58.87 GBP ORD plc 8,900 8,900 08-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 58.87 GBP ORD plc -17,664 -17,664 08-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 58.87 GBP ORD plc -712 -712 08-Mar-22 BlackRock Investment Management, LLC on mkt sell 58.92 GBP ORD plc -379 -379 08-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 58.87 GBP ORD plc 30,286 30,286 08-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 58.92 GBP ORD plc 236,105 236,105 08-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 58.87 GBP ORD plc -2,133 -2,133 08-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 58.87 GBP ORD plc -226 -226 08-Mar-22 BlackRock Asset Management Deutschland AG on mkt sell 58.87 GBP ORD plc -60,535 -60,535 08-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 58.87 GBP ORD plc -3,312 -3,312 08-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 58.87 GBP ORD plc -872 -872 08-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 58.87 GBP ORD plc -916 -916 08-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 58.87 GBP ORD plc -852 -852 08-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 58.87 GBP ORD plc -1,104 -1,104 08-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 58.87 GBP ORD plc -1,534 -1,534 08-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 58.87 GBP ORD plc -3,068 -3,068 08-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -171,292 -171,292 RIO page 236 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -367,667 -367,667 08-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -174 -174 08-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -2,040 -2,040 08-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 1,103,286 1,103,286 08-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -46 -46 08-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 37 37 08-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -192 -192 08-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -10,174 -10,174 08-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -5,067 -5,067 08-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 131,143 131,143 08-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -1,075 -1,075 08-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -243 -243 08-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -258 -258 08-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 207 207 08-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 301 301 09-Mar-22 BlackRock Fund Advisors on mkt buy 119.72 AUD ORD ltd 1,022 1,022 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 119.54 AUD ORD ltd -1,468 -1,468 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 119.72 AUD ORD ltd 1,006 1,006 09-Mar-22 BLACKROCK ADVISORS LLC on mkt buy 119.72 AUD ORD ltd 5,887 5,887 09-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.72 AUD ORD ltd 359 359 09-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.72 AUD ORD ltd 1,645 1,645 09-Mar-22 BLACKROCK ADVISORS LLC on mkt buy 119.72 AUD ORD ltd 822 822 09-Mar-22 BlackRock Investment Management, LLC on mkt buy 119.71 AUD ORD ltd 6,448 6,448 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 119.70 AUD ORD ltd 11,756 11,756 09-Mar-22 BlackRock International Limited on mkt buy 119.72 AUD ORD ltd 329 329 09-Mar-22 BlackRock Investment Management, LLC on mkt buy 119.72 AUD ORD ltd 360 360 09-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 119.67 AUD ORD ltd -384 -384 09-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.70 AUD ORD ltd 5,881 5,881 09-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.70 AUD ORD ltd 603 603 09-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.70 AUD ORD ltd 577 577 09-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -7,942 -7,942 09-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,364 2,364 09-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 996 996 09-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 119.89 AUD ORD ltd 721 721 09-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 119.88 AUD ORD ltd 818 818 09-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 119.88 AUD ORD ltd -818 -818 09-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.88 AUD ORD ltd 20,336 20,336 09-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 119.88 AUD ORD ltd -1,180 -1,180 09-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 57.46 GBP ORD plc 2,290 2,290 09-Mar-22 BLACKROCK ADVISORS LLC on mkt sell 57.45 GBP ORD plc -2,041 -2,041 09-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.45 GBP ORD plc -241 -241 09-Mar-22 BLACKROCK ADVISORS LLC on mkt sell 57.45 GBP ORD plc -14 -14 09-Mar-22 BLACKROCK ADVISORS LLC on mkt sell 57.45 GBP ORD plc -567 -567 09-Mar-22 BlackRock Investment Management, LLC on mkt sell 57.45 GBP ORD plc -350 -350 09-Mar-22 BlackRock (Singapore) Limited on mkt sell 57.45 GBP ORD plc -1,434 -1,434 09-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 57.45 GBP ORD plc -32 -32 09-Mar-22 BlackRock Investment Management, LLC on mkt sell 57.45 GBP ORD plc -73 -73 RIO page 237 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Mar-22 BlackRock Fund Advisors on mkt buy 57.31 GBP ORD plc 1,397 1,397 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 57.31 GBP ORD plc 1,701 1,701 09-Mar-22 BLACKROCK ADVISORS LLC on mkt buy 57.31 GBP ORD plc 10,968 10,968 09-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 57.31 GBP ORD plc 565 565 09-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 57.31 GBP ORD plc 2,823 2,823 09-Mar-22 BLACKROCK ADVISORS LLC on mkt buy 57.31 GBP ORD plc 1,376 1,376 09-Mar-22 BlackRock Investment Management, LLC on mkt buy 57.31 GBP ORD plc 48,995 48,995 09-Mar-22 BlackRock International Limited on mkt buy 57.31 GBP ORD plc 591 591 09-Mar-22 BlackRock Investment Management, LLC on mkt buy 57.31 GBP ORD plc 651 651 09-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 56.56 GBP ORD plc -2,068 -2,068 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 56.56 GBP ORD plc -565 -565 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 56.56 GBP ORD plc -4,473 -4,473 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 56.56 GBP ORD plc -2,776 -2,776 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.41 GBP ORD plc 22,156 22,156 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.41 GBP ORD plc 994 994 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.41 GBP ORD plc 1,011 1,011 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.41 GBP ORD plc 935 935 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.41 GBP ORD plc 944 944 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.41 GBP ORD plc 1,189 1,189 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.41 GBP ORD plc 1,076 1,076 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.41 GBP ORD plc 498 498 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.95 GBP ORD plc 14,681 14,681 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 57.26 GBP ORD plc 34,409 34,409 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 57.83 GBP ORD plc -10,607 -10,607 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 57.83 GBP ORD plc -220 -220 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 57.83 GBP ORD plc -224 -224 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 57.83 GBP ORD plc -207 -207 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 57.83 GBP ORD plc -209 -209 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 57.83 GBP ORD plc -264 -264 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 57.83 GBP ORD plc -239 -239 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 57.83 GBP ORD plc -111 -111 09-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 58.17 GBP ORD plc -313 -313 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 57.97 GBP ORD plc 165,591 165,591 09-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 58.17 GBP ORD plc -5,520 -5,520 09-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 58.17 GBP ORD plc 51,161 51,161 09-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -5,330 -5,330 09-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,766 -1,766 09-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 66,308 66,308 09-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 190 190 09-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 4 4 09-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 784,769 784,769 09-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -55 -55 09-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -6,663 -6,663 RIO page 238 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -94,045 -94,045 09-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 76 76 09-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -272,047 -272,047 09-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -75 -75 09-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -2,236 -2,236 09-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -5 -5 09-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 4,322 4,322 09-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 919 919 10-Mar-22 BlackRock Japan Co., Ltd. on mkt sell 110.77 AUD ORD ltd -334 -334 10-Mar-22 BlackRock Investment Management, LLC on mkt sell 110.77 AUD ORD ltd -1,610 -1,610 10-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -821 -821 10-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -572 -572 10-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 12,648 12,648 10-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,194 4,194 10-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.80 AUD ORD ltd 75 75 10-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 110.61 AUD ORD ltd -25,772 -25,772 10-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.61 AUD ORD ltd 602 602 10-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.61 AUD ORD ltd 1,137 1,137 10-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.61 AUD ORD ltd 2,000 2,000 10-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 110.61 AUD ORD ltd 2,460 2,460 10-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 110.61 AUD ORD ltd 3,280 3,280 10-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 110.61 AUD ORD ltd -11,480 -11,480 10-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 110.61 AUD ORD ltd -544 -544 10-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 110.61 AUD ORD ltd -2,000 -2,000 10-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.61 AUD ORD ltd 5,809 5,809 10-Mar-22 BlackRock Investment Management, LLC on mkt buy 110.61 AUD ORD ltd 382 382 10-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 110.61 AUD ORD ltd -12 -12 10-Mar-22 BlackRock Fund Advisors on mkt sell 110.61 AUD ORD ltd -1,486 -1,486 10-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 110.61 AUD ORD ltd -408 -408 10-Mar-22 BLACKROCK ADVISORS LLC on mkt buy 54.52 GBP ORD plc 7,924 7,924 10-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 55.01 GBP ORD plc -10,063 -10,063 10-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 54.84 GBP ORD plc -71 -71 10-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 54.84 GBP ORD plc -3 -3 10-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 9,126 9,126 10-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 54.70 GBP ORD plc 365 365 10-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 54.99 GBP ORD plc -1,642 -1,642 10-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.99 GBP ORD plc 8,695 8,695 10-Mar-22 BlackRock Investment Management, LLC on mkt sell 54.99 GBP ORD plc -942 -942 10-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 54.99 GBP ORD plc 3,696 3,696 10-Mar-22 BlackRock Fund Advisors on mkt sell 54.99 GBP ORD plc -1,496 -1,496 10-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 54.99 GBP ORD plc 398 398 10-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 54.99 GBP ORD plc 3,033 3,033 10-Mar-22 BlackRock Asset Management Deutschland AG on mkt buy 54.87 GBP ORD plc 352,034 352,034 10-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 54.99 GBP ORD plc 1,478 1,478 10-Mar-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 4,636 4,636 RIO page 239 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-Mar-22 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc -19,077 -19,077 10-Mar-22 BlackRock Advisors (UK) Limited in specie n/a AUD ORD ltd 6,311 6,311 10-Mar-22 BlackRock Advisors (UK) Limited in specie n/a AUD ORD ltd -6,311 -6,311 10-Mar-22 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc 19,077 19,077 10-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -75,555 -75,555 10-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -37,103 -37,103 10-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -6,167 -6,167 10-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -206 -206 10-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -1,789,473 -1,789,473 10-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -959 -959 10-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -133 -133 10-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -36,570 -36,570 10-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -17,521 -17,521 10-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -96,005 -96,005 10-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -11,277 -11,277 10-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -881 -881 10-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -460 -460 10-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -4,322 -4,322 10-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 816 816 11-Mar-22 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD ltd 81,426 81,426 11-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 112.27 AUD ORD ltd 738 738 11-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 112.14 AUD ORD ltd 1,783 1,783 11-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 112.14 AUD ORD ltd 380 380 11-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 112.14 AUD ORD ltd 397 397 11-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 112.11 AUD ORD ltd 1,927 1,927 11-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 112.12 AUD ORD ltd 1,127 1,127 11-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -5,330 -5,330 11-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,768 -1,768 11-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 112.02 AUD ORD ltd 123 123 11-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 112.02 AUD ORD ltd 272 272 11-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 10,540 10,540 11-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,495 3,495 11-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,068 5,068 11-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,848 1,848 11-Mar-22 BlackRock Asset Management Deutschland AG on mkt sell 111.86 AUD ORD ltd -2,682 -2,682 11-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 111.70 AUD ORD ltd 6,448 6,448 11-Mar-22 BlackRock Asset Management Deutschland AG on mkt buy 111.70 AUD ORD ltd 1,336 1,336 11-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 111.70 AUD ORD ltd -1,640 -1,640 11-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 111.70 AUD ORD ltd 152 152 11-Mar-22 BlackRock Fund Advisors on mkt buy 111.70 AUD ORD ltd 2,261 2,261 11-Mar-22 BlackRock Fund Advisors on mkt buy 111.70 AUD ORD ltd 3,323 3,323 11-Mar-22 BlackRock International Limited on mkt sell 111.70 AUD ORD ltd -1,286 -1,286 11-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 111.70 AUD ORD ltd -4,540 -4,540 11-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 111.70 AUD ORD ltd -11,394 -11,394 11-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 55.63 GBP ORD plc 2,125 2,125 11-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 55.61 GBP ORD plc -19,985 -19,985 11-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 55.39 GBP ORD plc -240 -240 11-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 55.33 GBP ORD plc 9,487 9,487 RIO page 240 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 55.66 GBP ORD plc -848 -848 11-Mar-22 BlackRock Asset Management Deutschland AG on mkt sell 55.54 GBP ORD plc -5,157 -5,157 11-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 55.64 GBP ORD plc -11,050 -11,050 11-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 55.64 GBP ORD plc -6,630 -6,630 11-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 55.64 GBP ORD plc 52,010 52,010 11-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 55.64 GBP ORD plc 353 353 11-Mar-22 BlackRock Investment Management, LLC on mkt sell 55.64 GBP ORD plc -11,323 -11,323 11-Mar-22 BlackRock Investment Management, LLC on mkt sell 55.64 GBP ORD plc -39,525 -39,525 11-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 55.64 GBP ORD plc -3,551 -3,551 11-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 55.64 GBP ORD plc -34,474 -34,474 11-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 55.64 GBP ORD plc -1,105 -1,105 11-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 55.64 GBP ORD plc 436 436 11-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 55.64 GBP ORD plc 1,784 1,784 11-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 55.64 GBP ORD plc -1,534 -1,534 11-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 55.64 GBP ORD plc -1,764 -1,764 11-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 55.64 GBP ORD plc 18,956 18,956 11-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -209,995 -209,995 11-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -1,276,920 -1,276,920 11-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -4 -4 11-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 13,966 13,966 11-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -54 -54 14-Mar-22 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc -211,865 -211,865 14-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -13,325 -13,325 14-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -4,425 -4,425 14-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -34,645 -34,645 14-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -11,505 -11,505 14-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -5,330 -5,330 14-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,770 -1,770 14-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -5,330 -5,330 14-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,770 -1,770 14-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 14,756 14,756 14-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,893 4,893 14-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 12,648 12,648 14-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,194 4,194 14-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 111.12 AUD ORD ltd -21,224 -21,224 14-Mar-22 BlackRock Asset Management Deutschland AG on mkt buy 111.12 AUD ORD ltd 335 335 14-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 111.12 AUD ORD ltd 104 104 14-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 111.12 AUD ORD ltd 4,105 4,105 14-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 111.12 AUD ORD ltd -821 -821 14-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 111.12 AUD ORD ltd -279 -279 14-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 111.12 AUD ORD ltd -2,178 -2,178 14-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 53.76 GBP ORD plc -5,348 -5,348 14-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 53.62 GBP ORD plc 144 144 14-Mar-22 BlackRock Investment Management, LLC on mkt buy 53.62 GBP ORD plc 699 699 14-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 53.07 GBP ORD plc -174,209 -174,209 14-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 52.99 GBP ORD plc -1,292 -1,292 14-Mar-22 BlackRock Asset Management Deutschland AG on mkt sell 52.99 GBP ORD plc -41,676 -41,676 14-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 52.99 GBP ORD plc 677 677 14-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 52.99 GBP ORD plc -2,042 -2,042 14-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 52.99 GBP ORD plc 235 235 14-Mar-22 BlackRock Investment Management, LLC on mkt sell 52.99 GBP ORD plc -21,778 -21,778 RIO page 241 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Mar-22 BlackRock Investment Management, LLC on mkt sell 52.99 GBP ORD plc -26,506 -26,506 14-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 52.99 GBP ORD plc 1,746 1,746 14-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 52.99 GBP ORD plc -1,534 -1,534 14-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 52.99 GBP ORD plc 2,708 2,708 14-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 52.99 GBP ORD plc 320 320 14-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 28,700 28,700 14-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 9,345 9,345 14-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 81 81 14-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 11,800 11,800 14-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 1,928 1,928 14-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 2,887,607 2,887,607 14-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 625 625 14-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 224 224 14-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 81,120 81,120 14-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 111 111 14-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 86,550 86,550 14-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 2 2 14-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 3,417 3,417 14-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,714 2,714 14-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -426 -426 15-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 106.63 AUD ORD ltd 519 519 15-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 106.62 AUD ORD ltd 724 724 15-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -7 -7 15-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,032 -1,032 15-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 51.32 GBP ORD plc 2,190 2,190 15-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 51.46 GBP ORD plc -904 -904 15-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 51.25 GBP ORD plc -81,639 -81,639 15-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 50.69 GBP ORD plc -420 -420 15-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 50.69 GBP ORD plc -1,288 -1,288 15-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 50.69 GBP ORD plc -602 -602 15-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 50.69 GBP ORD plc -4,039 -4,039 15-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 50.69 GBP ORD plc -988 -988 15-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 50.69 GBP ORD plc -1,724 -1,724 15-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 50.66 GBP ORD plc -30 -30 15-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 50.66 GBP ORD plc -1,946 -1,946 15-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 50.66 GBP ORD plc -5,982 -5,982 15-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 50.66 GBP ORD plc -2,791 -2,791 15-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 50.66 GBP ORD plc -18,755 -18,755 15-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 50.66 GBP ORD plc -4,587 -4,587 15-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 50.66 GBP ORD plc -8,002 -8,002 15-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 51.32 GBP ORD plc -13,723 -13,723 15-Mar-22 BlackRock Investment Management, LLC on mkt sell 51.14 GBP ORD plc -9,241 -9,241 15-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 51.18 GBP ORD plc 620 620 15-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 51.15 GBP ORD plc -17,980 -17,980 15-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -7,995 -7,995 15-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -2,655 -2,655 15-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 52.10 GBP ORD plc 3,568 3,568 RIO page 242 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Mar-22 BlackRock Asset Management Deutschland AG on mkt sell 52.10 GBP ORD plc -27,786 -27,786 15-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 52.10 GBP ORD plc 8,030 8,030 15-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 52.10 GBP ORD plc -1,105 -1,105 15-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -5,330 -5,330 15-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,770 -1,770 15-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 207,617 207,617 15-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 234 234 15-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -146,047 -146,047 15-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 8,447 8,447 15-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -15 -15 15-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 207 207 15-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -111 -111 15-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 417,931 417,931 15-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -2 -2 15-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -998 -998 15-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,952 1,952 15-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,306 -2,306 16-Mar-22 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD ltd 30,982 30,982 16-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 107.23 AUD ORD ltd 6,830 6,830 16-Mar-22 BlackRock Investment Management, LLC on mkt sell 107.20 AUD ORD ltd -1,051 -1,051 16-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -7,995 -7,995 16-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -2,667 -2,667 16-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -7,995 -7,995 16-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -2,667 -2,667 16-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 107.15 AUD ORD ltd 7,378 7,378 16-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 107.16 AUD ORD ltd 4,335 4,335 16-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 107.13 AUD ORD ltd 8,700 8,700 16-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 107.13 AUD ORD ltd 30,460 30,460 16-Mar-22 BlackRock Investment Management, LLC on mkt sell 107.08 AUD ORD ltd -5,397 -5,397 16-Mar-22 BlackRock (Singapore) Limited on mkt sell 107.08 AUD ORD ltd -350 -350 16-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 106.91 AUD ORD ltd 602 602 16-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 106.91 AUD ORD ltd -806 -806 16-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 106.91 AUD ORD ltd -4,105 -4,105 16-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 106.91 AUD ORD ltd -2,463 -2,463 16-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 106.91 AUD ORD ltd 780 780 16-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 106.91 AUD ORD ltd 300 300 16-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 106.91 AUD ORD ltd -267 -267 16-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 106.91 AUD ORD ltd 592 592 16-Mar-22 BlackRock Investment Management, LLC on mkt buy 106.91 AUD ORD ltd 213 213 16-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 53.84 GBP ORD plc -3,340 -3,340 16-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 53.84 GBP ORD plc -1,155 -1,155 16-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 53.84 GBP ORD plc -1,667 -1,667 16-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 53.84 GBP ORD plc -1,597 -1,597 16-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 53.85 GBP ORD plc 9,655 9,655 16-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 13,689 13,689 16-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 53.86 GBP ORD plc 23,793 23,793 16-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 54.06 GBP ORD plc -10,982 -10,982 16-Mar-22 BlackRock Investment Management, LLC on mkt sell 54.06 GBP ORD plc -12,814 -12,814 RIO page 243 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 54.15 GBP ORD plc -31,544 -31,544 16-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.18 GBP ORD plc 1,600 1,600 16-Mar-22 BlackRock Investment Management, LLC on mkt buy 54.18 GBP ORD plc 391 391 16-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 54.18 GBP ORD plc 1,310 1,310 16-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 54.18 GBP ORD plc 3,406 3,406 16-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 54.18 GBP ORD plc -811 -811 16-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 54.18 GBP ORD plc 1,792 1,792 16-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 54.18 GBP ORD plc 2,044 2,044 16-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 54.18 GBP ORD plc -3,318 -3,318 16-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 54.18 GBP ORD plc -918 -918 16-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 7,370 7,370 16-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 24,336 24,336 16-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 399,292 399,292 16-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 432,082 432,082 16-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -37 -37 16-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 117,866 117,866 16-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -6,551 -6,551 16-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 218,454 218,454 16-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 4 4 16-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 58 58 16-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 5,466 5,466 16-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -134,614 -134,614 16-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 1,011 1,011 16-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 448 448 16-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 14,842 14,842 16-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,339 -2,339 17-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 108.60 AUD ORD ltd 708 708 17-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 108.55 AUD ORD ltd -149 -149 17-Mar-22 BlackRock Japan Co., Ltd. on mkt sell 108.55 AUD ORD ltd -348 -348 17-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,642 1,642 17-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,146 1,146 17-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 10,540 10,540 17-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,495 3,495 17-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 108.59 AUD ORD ltd -8,338 -8,338 17-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 108.59 AUD ORD ltd 1,137 1,137 17-Mar-22 BlackRock Asset Management Deutschland AG on mkt buy 108.59 AUD ORD ltd 298 298 17-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 108.59 AUD ORD ltd 1,734 1,734 17-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 108.59 AUD ORD ltd 247 247 17-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 108.59 AUD ORD ltd 228 228 17-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 108.59 AUD ORD ltd 100 100 17-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 55.33 GBP ORD plc 2,142 2,142 17-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 54.79 GBP ORD plc -15,600 -15,600 17-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 54.80 GBP ORD plc -4,639 -4,639 17-Mar-22 BLACKROCK ADVISORS LLC on mkt buy 55.19 GBP ORD plc 151 151 17-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 55.40 GBP ORD plc -12,200 -12,200 17-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 55.53 GBP ORD plc -44,837 -44,837 17-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 55.95 GBP ORD plc 760 760 17-Mar-22 BlackRock Investment Management, LLC on mkt buy 55.95 GBP ORD plc 430 430 17-Mar-22 BlackRock Asset Management Deutschland AG on mkt buy 55.95 GBP ORD plc 574 574 17-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 55.95 GBP ORD plc 654 654 17-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 55.95 GBP ORD plc 314 314 17-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 55.95 GBP ORD plc -4,428 -4,428 17-Mar-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,318 2,318 17-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -212,719 -212,719 RIO page 244 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 68,140 68,140 17-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -67 -67 17-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 2,483 2,483 17-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 178,080 178,080 17-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -221,388 -221,388 17-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 70 70 17-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 1 1 17-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -3,656 -3,656 17-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 58,683 58,683 17-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -9,418 -9,418 17-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 156,806 156,806 17-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 96 96 17-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,051 1,051 17-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -144 -144 18-Mar-22 BLACKROCK ADVISORS LLC on mkt buy 110.79 AUD ORD ltd 2,202 2,202 18-Mar-22 BlackRock Fund Advisors on mkt buy 110.35 AUD ORD ltd 1,344 1,344 18-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 5,308 5,308 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.83 AUD ORD ltd 6,019 6,019 18-Mar-22 BlackRock Asset Management Deutschland AG on mkt buy 110.91 AUD ORD ltd 18,710 18,710 18-Mar-22 BlackRock Asset Management Deutschland AG on mkt buy 110.91 AUD ORD ltd 2,564 2,564 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.53 AUD ORD ltd 1,130 1,130 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.53 AUD ORD ltd 1,157 1,157 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.57 AUD ORD ltd 354 354 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 110.34 AUD ORD ltd 76 76 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 110.34 AUD ORD ltd 72 72 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.34 AUD ORD ltd 3,173 3,173 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 110.34 AUD ORD ltd 568 568 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 110.34 AUD ORD ltd 1,248 1,248 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 110.34 AUD ORD ltd 4,538 4,538 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.34 AUD ORD ltd 3,013 3,013 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.34 AUD ORD ltd 5,306 5,306 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.34 AUD ORD ltd 43 43 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.34 AUD ORD ltd 1,140 1,140 18-Mar-22 BlackRock Fund Advisors on mkt buy 110.34 AUD ORD ltd 2,376 2,376 18-Mar-22 BlackRock Asset Management Deutschland AG on mkt buy 110.34 AUD ORD ltd 150,126 150,126 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.34 AUD ORD ltd 5,045 5,045 18-Mar-22 BlackRock Asset Management Deutschland AG on mkt buy 110.34 AUD ORD ltd 20,568 20,568 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 110.34 AUD ORD ltd 14,577 14,577 18-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 110.34 AUD ORD ltd 441 441 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.34 AUD ORD ltd 208 208 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 110.34 AUD ORD ltd 6,001 6,001 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 110.34 AUD ORD ltd 8,719 8,719 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.34 AUD ORD ltd 917 917 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.34 AUD ORD ltd 645 645 RIO page 245 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.34 AUD ORD ltd 1,736 1,736 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.34 AUD ORD ltd 2,953 2,953 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.34 AUD ORD ltd 700 700 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.34 AUD ORD ltd 1,249 1,249 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 110.34 AUD ORD ltd 220 220 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 110.34 AUD ORD ltd 487 487 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 110.34 AUD ORD ltd 1,782 1,782 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.34 AUD ORD ltd 1,186 1,186 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.34 AUD ORD ltd 2,084 2,084 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.34 AUD ORD ltd 16 16 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.34 AUD ORD ltd 449 449 18-Mar-22 BlackRock Fund Advisors on mkt buy 110.34 AUD ORD ltd 935 935 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.34 AUD ORD ltd 1,985 1,985 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 110.34 AUD ORD ltd 5,733 5,733 18-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 110.34 AUD ORD ltd 171 171 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.34 AUD ORD ltd 80 80 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 110.34 AUD ORD ltd 2,359 2,359 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 110.34 AUD ORD ltd 3,430 3,430 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.34 AUD ORD ltd 358 358 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.34 AUD ORD ltd 253 253 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.34 AUD ORD ltd 409 409 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.34 AUD ORD ltd 683 683 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.34 AUD ORD ltd 1,162 1,162 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.34 AUD ORD ltd 275 275 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.74 AUD ORD ltd 569 569 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 110.74 AUD ORD ltd 100 100 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 110.74 AUD ORD ltd 223 223 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 110.74 AUD ORD ltd 812 812 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.74 AUD ORD ltd 540 540 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.74 AUD ORD ltd 949 949 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.74 AUD ORD ltd 12 12 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.74 AUD ORD ltd 204 204 18-Mar-22 BlackRock Fund Advisors on mkt buy 110.74 AUD ORD ltd 426 426 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.74 AUD ORD ltd 905 905 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 110.74 AUD ORD ltd 2,616 2,616 18-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 110.74 AUD ORD ltd 77 77 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.74 AUD ORD ltd 37 37 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 110.74 AUD ORD ltd 1,074 1,074 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 110.74 AUD ORD ltd 1,565 1,565 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.74 AUD ORD ltd 163 163 RIO page 246 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.74 AUD ORD ltd 115 115 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.34 AUD ORD ltd 14 14 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.74 AUD ORD ltd 311 311 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.74 AUD ORD ltd 530 530 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.74 AUD ORD ltd 125 125 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 110.34 AUD ORD ltd -74 -74 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 110.34 AUD ORD ltd -2,582 -2,582 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 110.34 AUD ORD ltd -554 -554 18-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 110.34 AUD ORD ltd -267 -267 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.34 AUD ORD ltd 1,520 1,520 18-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 110.34 AUD ORD ltd -2,420 -2,420 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 110.34 AUD ORD ltd 270 270 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 110.34 AUD ORD ltd 596 596 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 110.34 AUD ORD ltd -5,806 -5,806 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 110.34 AUD ORD ltd -1,262 -1,262 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 110.34 AUD ORD ltd -8,326 -8,326 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 110.34 AUD ORD ltd -1,887 -1,887 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 110.34 AUD ORD ltd 2,172 2,172 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.34 AUD ORD ltd 1,443 1,443 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 110.34 AUD ORD ltd -2,125 -2,125 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 110.34 AUD ORD ltd -1,378 -1,378 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.34 AUD ORD ltd 2,416 2,416 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 110.34 AUD ORD ltd 6,982 6,982 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 110.34 AUD ORD ltd 2,874 2,874 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 110.34 AUD ORD ltd 4,178 4,178 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.34 AUD ORD ltd 438 438 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.34 AUD ORD ltd 308 308 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.34 AUD ORD ltd 129 129 18-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 110.34 AUD ORD ltd -954 -954 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 110.34 AUD ORD ltd 832 832 18-Mar-22 BlackRock Fund Advisors on mkt buy 56.94 GBP ORD plc 4,032 4,032 18-Mar-22 BLACKROCK ADVISORS LLC on mkt buy 55.80 GBP ORD plc 10,480 10,480 18-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 55.80 GBP ORD plc 820 820 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 56.11 GBP ORD plc -7,100 -7,100 18-Mar-22 BLACKROCK ADVISORS LLC on mkt buy 56.14 GBP ORD plc 2,373 2,373 18-Mar-22 BlackRock International Limited on mkt buy 56.14 GBP ORD plc 114 114 18-Mar-22 BlackRock Fund Advisors on mkt buy 56.18 GBP ORD plc 378 378 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.18 GBP ORD plc 272 272 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.18 GBP ORD plc 104 104 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.18 GBP ORD plc 402 402 18-Mar-22 BLACKROCK ADVISORS LLC on mkt buy 56.18 GBP ORD plc 283 283 RIO page 247 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Mar-22 BlackRock Investment Management, LLC on mkt buy 56.18 GBP ORD plc 211 211 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.23 GBP ORD plc 4,821 4,821 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 56.23 GBP ORD plc 857 857 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 56.23 GBP ORD plc 1,582 1,582 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.23 GBP ORD plc 2,002 2,002 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.23 GBP ORD plc 3,942 3,942 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.23 GBP ORD plc 2,052 2,052 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.23 GBP ORD plc 7,620 7,620 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.23 GBP ORD plc 26,716 26,716 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.23 GBP ORD plc 5,895 5,895 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 56.23 GBP ORD plc 1,361 1,361 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 56.23 GBP ORD plc 811 811 18-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 56.23 GBP ORD plc 1,641 1,641 18-Mar-22 BlackRock Fund Advisors on mkt buy 56.23 GBP ORD plc 251,287 251,287 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.23 GBP ORD plc 1,021 1,021 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.23 GBP ORD plc 2,899 2,899 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.23 GBP ORD plc 1,208 1,208 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.23 GBP ORD plc 2,565 2,565 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.23 GBP ORD plc 15,864 15,864 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.23 GBP ORD plc 39,625 39,625 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.23 GBP ORD plc 5,770 5,770 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.23 GBP ORD plc 1,212 1,212 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.23 GBP ORD plc 120,932 120,932 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.23 GBP ORD plc 3,163 3,163 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.23 GBP ORD plc 2,023 2,023 18-Mar-22 BlackRock Fund Advisors on mkt buy 56.23 GBP ORD plc 927 927 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.23 GBP ORD plc 1,316 1,316 18-Mar-22 BlackRock Asset Management North Asia Limited on mkt buy 56.23 GBP ORD plc 409 409 18-Mar-22 BlackRock Investment Management, LLC on mkt buy 56.23 GBP ORD plc 199 199 18-Mar-22 BlackRock Asset Management Deutschland AG on mkt buy 56.23 GBP ORD plc 124 124 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 56.77 GBP ORD plc -3,497 -3,497 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.77 GBP ORD plc 4,322 4,322 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 56.67 GBP ORD plc -6,243 -6,243 18-Mar-22 BlackRock Investment Management, LLC on mkt sell 56.63 GBP ORD plc -11,051 -11,051 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.40 GBP ORD plc 63,183 63,183 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 56.21 GBP ORD plc 1,787 1,787 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 41 41 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 1,114 1,114 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 56.21 GBP ORD plc 7 7 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 56.21 GBP ORD plc 13 13 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 17 17 RIO page 248 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 33 33 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 17 17 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 65 65 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 56.21 GBP ORD plc -241 -241 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 56.21 GBP ORD plc -3,710 -3,710 18-Mar-22 BlackRock Asset Management North Asia Limited on mkt buy 56.21 GBP ORD plc 3 3 18-Mar-22 BlackRock (Singapore) Limited on mkt buy 56.21 GBP ORD plc 388 388 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.21 GBP ORD plc 230 230 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 50 50 18-Mar-22 BlackRock Investment Management, LLC on mkt buy 56.21 GBP ORD plc 1 1 18-Mar-22 BlackRock Asset Management Deutschland AG on mkt sell 56.21 GBP ORD plc -1,826 -1,826 18-Mar-22 BlackRock Asset Management Deutschland AG on mkt sell 56.21 GBP ORD plc -58,123 -58,123 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 56.21 GBP ORD plc 11 11 18-Mar-22 BlackRock Asset Management Deutschland AG on mkt sell 56.21 GBP ORD plc -139,094 -139,094 18-Mar-22 BlackRock Asset Management Deutschland AG on mkt buy 56.21 GBP ORD plc 1 1 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 56.21 GBP ORD plc 6 6 18-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 56.21 GBP ORD plc 14 14 18-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 56.21 GBP ORD plc -1,500 -1,500 18-Mar-22 BlackRock Fund Advisors on mkt buy 56.21 GBP ORD plc 2,162 2,162 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.21 GBP ORD plc 8 8 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 24 24 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 10 10 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 21 21 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 136 136 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 341 341 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 49 49 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 10 10 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 1,041 1,041 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.21 GBP ORD plc 27 27 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.21 GBP ORD plc 17 17 18-Mar-22 BlackRock Fund Advisors on mkt buy 56.21 GBP ORD plc 7 7 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.21 GBP ORD plc 252 252 18-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 56.21 GBP ORD plc -806 -806 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.21 GBP ORD plc 11 11 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 56.21 GBP ORD plc 218 218 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 56.21 GBP ORD plc 222 222 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 4,834 4,834 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 56.21 GBP ORD plc 853 853 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 56.21 GBP ORD plc 1,587 1,587 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 2,008 2,008 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 3,953 3,953 RIO page 249 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 2,058 2,058 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 7,642 7,642 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 56.21 GBP ORD plc -96,829 -96,829 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 5,912 5,912 18-Mar-22 BlackRock Fund Advisors on mkt sell 56.21 GBP ORD plc -1,392 -1,392 18-Mar-22 BlackRock Fund Advisors on mkt sell 56.21 GBP ORD plc -1,376 -1,376 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 56.21 GBP ORD plc 1,365 1,365 18-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 56.21 GBP ORD plc -14,779 -14,779 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 56.21 GBP ORD plc 812 812 18-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 56.21 GBP ORD plc -113,043 -113,043 18-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 56.21 GBP ORD plc -1,047 -1,047 18-Mar-22 BlackRock Fund Advisors on mkt buy 56.21 GBP ORD plc 2,754 2,754 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 2,907 2,907 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 1,212 1,212 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 2,572 2,572 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 15,911 15,911 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 39,742 39,742 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 5,786 5,786 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 1,216 1,216 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 56.21 GBP ORD plc 121,289 121,289 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.21 GBP ORD plc 3,172 3,172 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.21 GBP ORD plc 2,029 2,029 18-Mar-22 BlackRock Fund Advisors on mkt buy 56.21 GBP ORD plc 928 928 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.21 GBP ORD plc 251 251 18-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 56.21 GBP ORD plc -1,209 -1,209 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 56.21 GBP ORD plc -1,132 -1,132 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.21 GBP ORD plc 14 14 18-Mar-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -417,600 -417,600 18-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 75.43 USD ADR 1:1 14,236 14,236 18-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 139,048 139,048 18-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 375 375 18-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 65 65 18-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -104 -104 18-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -117,866 -117,866 18-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 185,472 185,472 18-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 663,940 663,940 18-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -61 -61 18-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 2 2 18-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 501 501 18-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -2,105 -2,105 18-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 102,296 102,296 18-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -2,823 -2,823 18-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -95 -95 18-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 107 107 18-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -3,873 -3,873 21-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,827 -1,827 RIO page 250 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 8,862 8,862 21-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 324 324 21-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 972 972 21-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -349 -349 21-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 110.72 AUD ORD ltd 259 259 21-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 110.72 AUD ORD ltd 2,089 2,089 21-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 111.05 AUD ORD ltd -3,388 -3,388 21-Mar-22 BlackRock Fund Advisors on mkt sell 111.05 AUD ORD ltd -50 -50 21-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 111.05 AUD ORD ltd -651 -651 21-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 110.89 AUD ORD ltd -2,224 -2,224 21-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 110.44 AUD ORD ltd 26 26 21-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 110.44 AUD ORD ltd 1,792 1,792 21-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 110.44 AUD ORD ltd 300 300 21-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 110.44 AUD ORD ltd 152 152 21-Mar-22 BlackRock Fund Advisors on mkt buy 110.44 AUD ORD ltd 1,247 1,247 21-Mar-22 BlackRock Fund Advisors on mkt buy 110.44 AUD ORD ltd 942 942 21-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 110.44 AUD ORD ltd -511 -511 21-Mar-22 BlackRock Asset Management Deutschland AG on mkt sell 110.44 AUD ORD ltd -663 -663 21-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 110.44 AUD ORD ltd -11,335 -11,335 21-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 57.79 GBP ORD plc -1,245 -1,245 21-Mar-22 BlackRock Investment Management, LLC on mkt sell 57.85 GBP ORD plc -13,460 -13,460 21-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 57.99 GBP ORD plc 564 564 21-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 57.88 GBP ORD plc -33,671 -33,671 21-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 57.96 GBP ORD plc -101 -101 21-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 58.14 GBP ORD plc 4,320 4,320 21-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 58.07 GBP ORD plc 75,907 75,907 21-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 58.04 GBP ORD plc 80 80 21-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 58.04 GBP ORD plc 1,310 1,310 21-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 58.04 GBP ORD plc 436 436 21-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 58.04 GBP ORD plc 4,881 4,881 21-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 58.04 GBP ORD plc -8,106 -8,106 21-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.04 GBP ORD plc -412 -412 21-Mar-22 BlackRock Asset Management Deutschland AG on mkt sell 58.04 GBP ORD plc -2,601 -2,601 21-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 58.04 GBP ORD plc 882 882 21-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 176,499 176,499 21-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 9,710 9,710 21-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 30 30 21-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 5,789 5,789 21-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 109,235 109,235 21-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 235,342 235,342 21-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -516,772 -516,772 21-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -28 -28 21-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -11 -11 21-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 695 695 21-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 2,924 2,924 21-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 16,423 16,423 21-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -53,911 -53,911 21-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 11,025 11,025 RIO page 251 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -311 -311 21-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 621 621 21-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -665 -665 21-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 38 38 22-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 113.89 AUD ORD ltd 595 595 22-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 12,684 12,684 22-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,206 4,206 22-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 113.94 AUD ORD ltd 3,388 3,388 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 113.74 AUD ORD ltd 4,842 4,842 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 113.74 AUD ORD ltd 1,642 1,642 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 113.74 AUD ORD ltd 450 450 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 113.74 AUD ORD ltd 600 600 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 113.74 AUD ORD ltd 380 380 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 113.74 AUD ORD ltd 144 144 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 113.74 AUD ORD ltd 273 273 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 113.74 AUD ORD ltd 287 287 22-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 113.74 AUD ORD ltd 840 840 22-Mar-22 BlackRock Fund Advisors on mkt buy 113.74 AUD ORD ltd 3,930 3,930 22-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 113.74 AUD ORD ltd -4,000 -4,000 22-Mar-22 BlackRock Investment Management, LLC on mkt buy 113.74 AUD ORD ltd 60 60 22-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 113.74 AUD ORD ltd 10 10 22-Mar-22 BlackRock Fund Advisors on mkt buy 113.74 AUD ORD ltd 10,204 10,204 22-Mar-22 BlackRock Investment Management, LLC on mkt buy 113.74 AUD ORD ltd 159 159 22-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 113.74 AUD ORD ltd 29 29 22-Mar-22 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD ltd 50,762 50,762 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 58.74 GBP ORD plc 438 438 22-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.46 GBP ORD plc -30,562 -30,562 22-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 57.43 GBP ORD plc -8,739 -8,739 22-Mar-22 BlackRock Investment Management, LLC on mkt sell 57.35 GBP ORD plc -39,505 -39,505 22-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 57.07 GBP ORD plc 2,796 2,796 22-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 57.37 GBP ORD plc 28,081 28,081 22-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 57.09 GBP ORD plc -9,600 -9,600 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 57.09 GBP ORD plc 2,045 2,045 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 57.09 GBP ORD plc 193 193 22-Mar-22 BlackRock Asset Management Deutschland AG on mkt buy 57.09 GBP ORD plc 1,801 1,801 22-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 57.09 GBP ORD plc 152 152 22-Mar-22 BlackRock Investment Management, LLC on mkt buy 57.09 GBP ORD plc 242 242 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 57.09 GBP ORD plc 2,045 2,045 22-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 57.09 GBP ORD plc -4,272 -4,272 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 57.09 GBP ORD plc 1,792 1,792 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 57.09 GBP ORD plc 1,090 1,090 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 57.09 GBP ORD plc 444 444 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 57.09 GBP ORD plc 868 868 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 57.09 GBP ORD plc 822 822 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 57.09 GBP ORD plc 880 880 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 57.09 GBP ORD plc 1,344 1,344 22-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 7,385 7,385 22-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,415 2,415 22-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 825 825 22-Mar-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,411 2,411 22-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -471,307 -471,307 22-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -61,104 -61,104 RIO page 252 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 27,115 27,115 22-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 8,900 8,900 22-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 8,631 8,631 22-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -41,577 -41,577 22-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 502,622 502,622 22-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 2 2 22-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 30,846 30,846 22-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 6,561 6,561 22-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 97,060 97,060 22-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 4,508 4,508 22-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 189,585 189,585 22-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 36,071 36,071 22-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 37 37 22-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 2,358 2,358 22-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -608 -608 22-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -778 -778 23-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 10,339 10,339 23-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 113.46 AUD ORD ltd 95 95 23-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 113.53 AUD ORD ltd 2,382 2,382 23-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 113.52 AUD ORD ltd 647 647 23-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 113.53 AUD ORD ltd 3,964 3,964 23-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 113.48 AUD ORD ltd -1,998 -1,998 23-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 113.57 AUD ORD ltd 10,312 10,312 23-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 113.57 AUD ORD ltd 1,589 1,589 23-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 113.57 AUD ORD ltd 1,571 1,571 23-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 113.59 AUD ORD ltd 3,454 3,454 23-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 113.59 AUD ORD ltd 6,149 6,149 23-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 113.58 AUD ORD ltd 11,816 11,816 23-Mar-22 BlackRock Asset Management Deutschland AG on mkt buy 113.68 AUD ORD ltd 430 430 23-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 113.68 AUD ORD ltd 761 761 23-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 113.68 AUD ORD ltd 223 223 23-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 113.68 AUD ORD ltd -1,790 -1,790 23-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 113.68 AUD ORD ltd 370 370 23-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 113.68 AUD ORD ltd 232 232 23-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 113.68 AUD ORD ltd 144 144 23-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 113.68 AUD ORD ltd 308 308 23-Mar-22 BlackRock Fund Advisors on mkt buy 113.68 AUD ORD ltd 894 894 23-Mar-22 BLACKROCK ADVISORS LLC on mkt buy 113.68 AUD ORD ltd 592 592 23-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 113.68 AUD ORD ltd -1,976 -1,976 23-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 113.68 AUD ORD ltd 338 338 23-Mar-22 BlackRock Fund Advisors on mkt buy 113.68 AUD ORD ltd 986 986 23-Mar-22 BLACKROCK ADVISORS LLC on mkt buy 113.68 AUD ORD ltd 652 652 23-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 57.85 GBP ORD plc 1,958 1,958 23-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 57.50 GBP ORD plc 1,041 1,041 23-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 57.90 GBP ORD plc 5,789 5,789 23-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 57.36 GBP ORD plc -250 -250 23-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 57.73 GBP ORD plc 29,248 29,248 RIO page 253 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.96 GBP ORD plc -1,476 -1,476 23-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 57.96 GBP ORD plc -1,238 -1,238 23-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 57.74 GBP ORD plc 15,951 15,951 23-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.09 GBP ORD plc -32,915 -32,915 23-Mar-22 BlackRock Investment Management, LLC on mkt sell 58.04 GBP ORD plc -2,211 -2,211 23-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 58.00 GBP ORD plc 1,992 1,992 23-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 58.00 GBP ORD plc -26,516 -26,516 23-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 58.00 GBP ORD plc -137 -137 23-Mar-22 BlackRock Fund Advisors on mkt buy 58.00 GBP ORD plc 5,689 5,689 23-Mar-22 BlackRock Asset Management Deutschland AG on mkt buy 58.00 GBP ORD plc 526 526 23-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 58.00 GBP ORD plc 882 882 23-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 58.00 GBP ORD plc 6,174 6,174 23-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 58.00 GBP ORD plc 1,915 1,915 23-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 58.00 GBP ORD plc -6,408 -6,408 23-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 58.00 GBP ORD plc 11,466 11,466 23-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 58.00 GBP ORD plc -4,608 -4,608 23-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 58.00 GBP ORD plc 608 608 23-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 58.00 GBP ORD plc 1,120 1,120 23-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 58.00 GBP ORD plc 881 881 23-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 58.00 GBP ORD plc 444 444 23-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 58.00 GBP ORD plc -6,082 -6,082 23-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 58.00 GBP ORD plc -31 -31 23-Mar-22 BlackRock Fund Advisors on mkt buy 58.00 GBP ORD plc 872 872 23-Mar-22 BLACKROCK ADVISORS LLC on mkt buy 58.00 GBP ORD plc 3,764 3,764 23-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 58.00 GBP ORD plc 614 614 23-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 58.00 GBP ORD plc 863 863 23-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -24,576 -24,576 23-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -8,192 -8,192 23-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,234 3,234 23-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,246 1,246 23-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.01 GBP ORD plc -179,578 -179,578 23-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 958,806 958,806 23-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 58,933 58,933 23-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 101,158 101,158 23-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 1,803 1,803 23-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -41,616 -41,616 23-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -1,635,538 -1,635,538 23-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 110,699 110,699 23-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 3 3 23-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -29,431 -29,431 23-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 4,280 4,280 23-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 14,429 14,429 23-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 4,407 4,407 23-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 293,983 293,983 23-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 26,356 26,356 23-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 2,388 2,388 23-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 41 41 23-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 694 694 RIO page 254 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 115.96 AUD ORD ltd 59 59 24-Mar-22 BlackRock Investment Management, LLC on mkt sell 115.99 AUD ORD ltd -788 -788 24-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,988 2,988 24-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,272 1,272 24-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 486 486 24-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 162 162 24-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -7,995 -7,995 24-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -2,661 -2,661 24-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -7,995 -7,995 24-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -2,661 -2,661 24-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 5,908 5,908 24-Mar-22 BlackRock Asset Management Deutschland AG on mkt buy 115.65 AUD ORD ltd 1,317 1,317 24-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 116.01 AUD ORD ltd 1,480 1,480 24-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 116.01 AUD ORD ltd -273 -273 24-Mar-22 BlackRock Fund Advisors on mkt sell 116.01 AUD ORD ltd -92 -92 24-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.83 GBP ORD plc -283 -283 24-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 58.88 GBP ORD plc 93,935 93,935 24-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 58.90 GBP ORD plc 136 136 24-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 58.90 GBP ORD plc 36,129 36,129 24-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.57 GBP ORD plc -6,448 -6,448 24-Mar-22 BlackRock Fund Advisors on mkt sell 58.57 GBP ORD plc -51,609 -51,609 24-Mar-22 BlackRock Investment Management, LLC on mkt buy 58.57 GBP ORD plc 324 324 24-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 58.57 GBP ORD plc -822 -822 24-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 58.57 GBP ORD plc -2,613 -2,613 24-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 58.57 GBP ORD plc -2,141 -2,141 24-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 58.57 GBP ORD plc 4,480 4,480 24-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 58.57 GBP ORD plc 820 820 24-Mar-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,411 2,411 24-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.78 GBP ORD plc -154,597 -154,597 24-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -945,531 -945,531 24-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -61,513 -61,513 24-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -127,576 -127,576 24-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -729 -729 24-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -76,250 -76,250 24-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 1,927,030 1,927,030 24-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 655,255 655,255 24-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 3 3 24-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -4 -4 24-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 193 193 24-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 770 770 24-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 82,551 82,551 24-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 9,999 9,999 24-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -416,738 -416,738 24-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 35,060 35,060 24-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -2,136 -2,136 24-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 30 30 24-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,710 2,710 24-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 863 863 24-Mar-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -4,128 -4,128 25-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 7,400 7,400 25-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 14,800 14,800 RIO page 255 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 116.89 AUD ORD ltd 64 64 25-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 116.84 AUD ORD ltd 649 649 25-Mar-22 BLACKROCK ADVISORS LLC on mkt sell 117.01 AUD ORD ltd -1,741 -1,741 25-Mar-22 BLACKROCK ADVISORS LLC on mkt sell 117.01 AUD ORD ltd -247 -247 25-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 117.01 AUD ORD ltd -7,686 -7,686 25-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 117.01 AUD ORD ltd -766 -766 25-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 117.05 AUD ORD ltd 913 913 25-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 117.05 AUD ORD ltd 126 126 25-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 117.05 AUD ORD ltd 126 126 25-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 116.87 AUD ORD ltd 807 807 25-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 116.87 AUD ORD ltd 807 807 25-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 116.87 AUD ORD ltd 468 468 25-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 116.87 AUD ORD ltd -117 -117 25-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 116.87 AUD ORD ltd 2,463 2,463 25-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 116.87 AUD ORD ltd -693 -693 25-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 116.87 AUD ORD ltd -888 -888 25-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 116.87 AUD ORD ltd -1,550 -1,550 25-Mar-22 BlackRock Investment Management, LLC on mkt sell 116.87 AUD ORD ltd -363 -363 25-Mar-22 BlackRock Investment Management, LLC on mkt sell 116.87 AUD ORD ltd -402 -402 25-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 116.87 AUD ORD ltd -60 -60 25-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 116.87 AUD ORD ltd -19 -19 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 116.87 AUD ORD ltd -7,737 -7,737 25-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 116.87 AUD ORD ltd -755 -755 25-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 116.87 AUD ORD ltd 2,578 2,578 25-Mar-22 BlackRock Investment Management, LLC on mkt sell 116.87 AUD ORD ltd -138 -138 25-Mar-22 BlackRock Investment Management, LLC on mkt sell 116.87 AUD ORD ltd -153 -153 25-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 116.87 AUD ORD ltd -22 -22 25-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 116.87 AUD ORD ltd -6 -6 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 116.87 AUD ORD ltd -2,966 -2,966 25-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 116.87 AUD ORD ltd -289 -289 25-Mar-22 BlackRock Fund Advisors on mkt buy 116.87 AUD ORD ltd 468 468 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 116.87 AUD ORD ltd 1,907 1,907 25-Mar-22 BlackRock Investment Management, LLC on mkt buy 116.87 AUD ORD ltd 215 215 25-Mar-22 BlackRock Fund Advisors on mkt buy 116.87 AUD ORD ltd 984 984 25-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 59.13 GBP ORD plc 1,965 1,965 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 58.76 GBP ORD plc 2,951 2,951 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.60 GBP ORD plc -11,900 -11,900 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.25 GBP ORD plc -754 -754 25-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 59.12 GBP ORD plc -7,085 -7,085 25-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 59.12 GBP ORD plc -3,069 -3,069 25-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 59.12 GBP ORD plc -10,557 -10,557 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.05 GBP ORD plc 7,167 7,167 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.18 GBP ORD plc 21,124 21,124 RIO page 256 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.21 GBP ORD plc -30,279 -30,279 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.17 GBP ORD plc -6,917 -6,917 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.33 GBP ORD plc 6,885 6,885 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.32 GBP ORD plc 635 635 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.32 GBP ORD plc 5,534 5,534 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.29 GBP ORD plc 559 559 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.30 GBP ORD plc 1,052 1,052 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.36 GBP ORD plc -3,400 -3,400 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.36 GBP ORD plc -2,500 -2,500 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.36 GBP ORD plc -400 -400 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.36 GBP ORD plc -5,800 -5,800 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.36 GBP ORD plc -1,600 -1,600 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.36 GBP ORD plc -1,500 -1,500 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.36 GBP ORD plc -1,700 -1,700 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.36 GBP ORD plc -1,100 -1,100 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.36 GBP ORD plc -500 -500 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.36 GBP ORD plc -9,700 -9,700 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.36 GBP ORD plc -300 -300 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.36 GBP ORD plc -500 -500 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.38 GBP ORD plc 1,709 1,709 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.39 GBP ORD plc 1,685 1,685 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.34 GBP ORD plc 39 39 25-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 59.25 GBP ORD plc -16,740 -16,740 25-Mar-22 BlackRock Investment Management, LLC on mkt sell 59.25 GBP ORD plc -1,791 -1,791 25-Mar-22 BlackRock Investment Management, LLC on mkt sell 59.25 GBP ORD plc -2,216 -2,216 25-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 59.25 GBP ORD plc -228 -228 25-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 59.25 GBP ORD plc -20 -20 25-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 59.25 GBP ORD plc -2,637 -2,637 25-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 59.25 GBP ORD plc 563 563 25-Mar-22 BlackRock Investment Management, LLC on mkt buy 59.25 GBP ORD plc 482 482 25-Mar-22 BlackRock Fund Advisors on mkt buy 59.25 GBP ORD plc 3,896 3,896 25-Mar-22 BlackRock Fund Advisors on mkt buy 59.25 GBP ORD plc 532 532 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.25 GBP ORD plc 2,118 2,118 25-Mar-22 BlackRock Investment Management, LLC on mkt buy 59.25 GBP ORD plc 239 239 25-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 59.25 GBP ORD plc 1,440 1,440 25-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 59.25 GBP ORD plc -4,867 -4,867 25-Mar-22 BlackRock Investment Management, LLC on mkt buy 59.25 GBP ORD plc 412 412 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.25 GBP ORD plc 1,808 1,808 25-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 59.25 GBP ORD plc -2,220 -2,220 RIO page 257 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 59.25 GBP ORD plc -360 -360 25-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 59.25 GBP ORD plc -2,137 -2,137 25-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 59.25 GBP ORD plc -7,680 -7,680 25-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 7,986 7,986 25-Mar-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,411 2,411 25-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -14,844 -14,844 25-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -1,429 -1,429 25-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 63 63 25-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -2,277 -2,277 25-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -196,627 -196,627 25-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -647,611 -647,611 25-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 169 169 25-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -2 -2 25-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -377 -377 25-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -42,182 -42,182 25-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -28,743 -28,743 25-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 128,018 128,018 25-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 568,053 568,053 25-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -226 -226 25-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -12 -12 25-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -24,325 -24,325 25-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 483 483 28-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,584 1,584 28-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,344 4,344 28-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 9,570 9,570 28-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.04 AUD ORD ltd 166 166 28-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 119.07 AUD ORD ltd -2,124 -2,124 28-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 119.07 AUD ORD ltd -5,528 -5,528 28-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 118.47 AUD ORD ltd -845 -845 28-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 118.47 AUD ORD ltd 807 807 28-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 118.47 AUD ORD ltd 1,788 1,788 28-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 118.47 AUD ORD ltd -957 -957 28-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 118.47 AUD ORD ltd -1,830 -1,830 28-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 118.47 AUD ORD ltd 558 558 28-Mar-22 BlackRock Fund Advisors on mkt buy 118.47 AUD ORD ltd 1,767 1,767 28-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 118.47 AUD ORD ltd 179 179 28-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 118.47 AUD ORD ltd -2,283 -2,283 28-Mar-22 BlackRock (Singapore) Limited on mkt sell 118.47 AUD ORD ltd -1,685 -1,685 28-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 118.47 AUD ORD ltd -161 -161 28-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 118.47 AUD ORD ltd -783 -783 28-Mar-22 BlackRock Investment Management, LLC on mkt sell 118.47 AUD ORD ltd -188 -188 28-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 118.47 AUD ORD ltd 1,350 1,350 28-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.04 GBP ORD plc 3,080 3,080 28-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.08 GBP ORD plc 5,884 5,884 28-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.08 GBP ORD plc -13,426 -13,426 28-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.11 GBP ORD plc -528 -528 28-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.65 GBP ORD plc -22,383 -22,383 RIO page 258 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 58.75 GBP ORD plc 7,468 7,468 28-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.51 GBP ORD plc -837 -837 28-Mar-22 BlackRock Investment Management, LLC on mkt sell 58.85 GBP ORD plc -2,710 -2,710 28-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.01 GBP ORD plc 2,477 2,477 28-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 58.96 GBP ORD plc 804 804 28-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.01 GBP ORD plc 1,755 1,755 28-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.02 GBP ORD plc 1,135 1,135 28-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.02 GBP ORD plc 872 872 28-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 58.63 GBP ORD plc -164 -164 28-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 58.63 GBP ORD plc -3,789 -3,789 28-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 58.63 GBP ORD plc 2,064 2,064 28-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 58.63 GBP ORD plc -27,561 -27,561 28-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 58.63 GBP ORD plc -637 -637 28-Mar-22 BlackRock Fund Advisors on mkt buy 58.63 GBP ORD plc 5,136 5,136 28-Mar-22 BlackRock Asset Management Deutschland AG on mkt sell 58.63 GBP ORD plc -69,415 -69,415 28-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 58.63 GBP ORD plc 14,304 14,304 28-Mar-22 BlackRock Asset Management Deutschland AG on mkt sell 58.63 GBP ORD plc -424 -424 28-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 58.63 GBP ORD plc 1,279 1,279 28-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 58.63 GBP ORD plc 2,558 2,558 28-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 58.63 GBP ORD plc -64 -64 28-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 58.63 GBP ORD plc 828 828 28-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.63 GBP ORD plc -237 -237 28-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 58.63 GBP ORD plc -522 -522 28-Mar-22 BlackRock Investment Management, LLC on mkt sell 58.63 GBP ORD plc -365 -365 28-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.63 GBP ORD plc -1,492 -1,492 28-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 58.63 GBP ORD plc -2,661 -2,661 28-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 58.63 GBP ORD plc 1,689 1,689 28-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 58.63 GBP ORD plc -1,689 -1,689 28-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 58.63 GBP ORD plc 2,708 2,708 28-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,381 3,381 28-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,183 1,183 28-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 4,177 4,177 28-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -448,831 -448,831 28-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -70 -70 28-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 10,823 10,823 28-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -417,436 -417,436 28-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 32,056 32,056 28-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 29 29 28-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -1 -1 28-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 135 135 28-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -770 -770 28-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -150,266 -150,266 28-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 20,999 20,999 28-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -29,785 -29,785 RIO page 259 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -581,764 -581,764 28-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -78 -78 28-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 156 156 28-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -370 -370 28-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 209 209 29-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 117.37 AUD ORD ltd -1,865 -1,865 29-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 117.36 AUD ORD ltd 623 623 29-Mar-22 BlackRock Fund Advisors on mkt buy 118.35 AUD ORD ltd 678 678 29-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 117.19 AUD ORD ltd 183 183 29-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,662 2,662 29-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 117.20 AUD ORD ltd -2,280 -2,280 29-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 116.84 AUD ORD ltd 821 821 29-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 116.84 AUD ORD ltd 1,788 1,788 29-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 116.84 AUD ORD ltd 2,372 2,372 29-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 116.84 AUD ORD ltd 86 86 29-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 116.84 AUD ORD ltd 149 149 29-Mar-22 BlackRock Fund Advisors on mkt buy 116.84 AUD ORD ltd 1,007 1,007 29-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 116.84 AUD ORD ltd -2,372 -2,372 29-Mar-22 BlackRock (Singapore) Limited on mkt sell 116.84 AUD ORD ltd -576 -576 29-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 116.84 AUD ORD ltd -306 -306 29-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 116.84 AUD ORD ltd -1,909 -1,909 29-Mar-22 BlackRock Investment Management, LLC on mkt sell 116.84 AUD ORD ltd -296 -296 29-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 116.84 AUD ORD ltd -203 -203 29-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 58.75 GBP ORD plc 1,884 1,884 29-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 59.06 GBP ORD plc -732 -732 29-Mar-22 BlackRock Fund Advisors on mkt buy 59.10 GBP ORD plc 1,356 1,356 29-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.42 GBP ORD plc 2,967 2,967 29-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.42 GBP ORD plc 31,618 31,618 29-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.41 GBP ORD plc -20,682 -20,682 29-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.18 GBP ORD plc -3,749 -3,749 29-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 58.14 GBP ORD plc 104 104 29-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 57.99 GBP ORD plc -32,828 -32,828 29-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 58.30 GBP ORD plc -2,992 -2,992 29-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 58.53 GBP ORD plc 32,441 32,441 29-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 58.99 GBP ORD plc 1,131 1,131 29-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 58.97 GBP ORD plc 2,014 2,014 29-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.09 GBP ORD plc 749 749 29-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.04 GBP ORD plc 2,139 2,139 29-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.22 GBP ORD plc 15,199 15,199 29-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.20 GBP ORD plc 671 671 29-Mar-22 BlackRock Asset Management Deutschland AG on mkt sell 58.45 GBP ORD plc -69,410 -69,410 29-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.45 GBP ORD plc -306 -306 29-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 58.45 GBP ORD plc -5,499 -5,499 RIO page 260 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 58.45 GBP ORD plc -282 -282 29-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 58.45 GBP ORD plc -14,038 -14,038 29-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 58.45 GBP ORD plc 353 353 29-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 58.45 GBP ORD plc -4,773 -4,773 29-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 58.45 GBP ORD plc -449 -449 29-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 58.45 GBP ORD plc -495 -495 29-Mar-22 BlackRock Investment Management, LLC on mkt buy 58.45 GBP ORD plc 245 245 29-Mar-22 BlackRock Fund Advisors on mkt buy 58.45 GBP ORD plc 1,280 1,280 29-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 58.45 GBP ORD plc -1,693 -1,693 29-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 58.45 GBP ORD plc 1,788 1,788 29-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 58.45 GBP ORD plc 1,323 1,323 29-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 77.67 USD ADR 1:1 2,957 2,957 29-Mar-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,411 2,411 29-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 1 1 29-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 505,338 505,338 29-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -1,046 -1,046 29-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -9,768 -9,768 29-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 242,681 242,681 29-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 76,109 76,109 29-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -94 -94 29-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 1 1 29-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 340 340 29-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 17,434 17,434 29-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -6,621 -6,621 29-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -14,410 -14,410 29-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -32,684 -32,684 29-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -877 -877 29-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -99 -99 29-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 4 4 29-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 29 29 30-Mar-22 BLACKROCK ADVISORS LLC on mkt sell 116.80 AUD ORD ltd -1,422 -1,422 30-Mar-22 BlackRock Fund Advisors on mkt buy 116.85 AUD ORD ltd 2,712 2,712 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 116.85 AUD ORD ltd 4,078 4,078 30-Mar-22 BLACKROCK ADVISORS LLC on mkt sell 116.80 AUD ORD ltd -236 -236 30-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 116.80 AUD ORD ltd -5,568 -5,568 30-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 116.80 AUD ORD ltd -243 -243 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 116.85 AUD ORD ltd 403 403 30-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 116.80 AUD ORD ltd 42,381 42,381 30-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 116.80 AUD ORD ltd -2,052 -2,052 30-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 116.81 AUD ORD ltd 51 51 30-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 116.83 AUD ORD ltd 798 798 30-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 116.82 AUD ORD ltd 1,108 1,108 30-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 116.80 AUD ORD ltd 1,105 1,105 30-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 27,115 27,115 30-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,118 2,118 30-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 6,384 6,384 RIO page 261 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 116.82 AUD ORD ltd 2,873 2,873 30-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 116.81 AUD ORD ltd 3,191 3,191 30-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 116.81 AUD ORD ltd 579 579 30-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 116.81 AUD ORD ltd 640 640 30-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 116.91 AUD ORD ltd 1,540 1,540 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 116.91 AUD ORD ltd 26 26 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 116.91 AUD ORD ltd 450 450 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 116.91 AUD ORD ltd 525 525 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 116.91 AUD ORD ltd 375 375 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 116.91 AUD ORD ltd 228 228 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 116.91 AUD ORD ltd 456 456 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 116.91 AUD ORD ltd 144 144 30-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 116.91 AUD ORD ltd 1,204 1,204 30-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 116.91 AUD ORD ltd 154 154 30-Mar-22 BlackRock Fund Advisors on mkt buy 116.91 AUD ORD ltd 1,972 1,972 30-Mar-22 BlackRock Fund Advisors on mkt buy 116.91 AUD ORD ltd 407 407 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 116.91 AUD ORD ltd 1,521 1,521 30-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 116.91 AUD ORD ltd 3,865 3,865 30-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 116.91 AUD ORD ltd 1,546 1,546 30-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 116.91 AUD ORD ltd 1,107 1,107 30-Mar-22 BlackRock Investment Management, LLC on mkt buy 116.91 AUD ORD ltd 208 208 30-Mar-22 BlackRock Fund Advisors on mkt buy 116.91 AUD ORD ltd 1,979 1,979 30-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 116.91 AUD ORD ltd -96 -96 30-Mar-22 BlackRock Fund Advisors on mkt buy 59.48 GBP ORD plc 8,136 8,136 30-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.84 GBP ORD plc -3,500 -3,500 30-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.80 GBP ORD plc -6,668 -6,668 30-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 60.09 GBP ORD plc -4,047 -4,047 30-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 60.09 GBP ORD plc -961 -961 30-Mar-22 BlackRock Investment Management, LLC on mkt sell 60.09 GBP ORD plc -19,299 -19,299 30-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.94 GBP ORD plc -281 -281 30-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.94 GBP ORD plc -285 -285 30-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.94 GBP ORD plc -264 -264 30-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.94 GBP ORD plc -267 -267 30-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.94 GBP ORD plc -336 -336 30-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.94 GBP ORD plc -304 -304 30-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 59.94 GBP ORD plc -141 -141 30-Mar-22 BLACKROCK ADVISORS LLC on mkt buy 60.14 GBP ORD plc 41 41 30-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 60.03 GBP ORD plc 6,575 6,575 30-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 60.54 GBP ORD plc 853 853 30-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 60.11 GBP ORD plc 1,375 1,375 30-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.91 GBP ORD plc 2,304 2,304 30-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.91 GBP ORD plc 2,656 2,656 30-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 59.99 GBP ORD plc 984 984 RIO page 262 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 60.76 GBP ORD plc 1,232 1,232 30-Mar-22 BlackRock Fund Advisors on mkt buy 60.76 GBP ORD plc 3,782 3,782 30-Mar-22 BlackRock Fund Advisors on mkt buy 60.76 GBP ORD plc 958 958 30-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 60.76 GBP ORD plc 132 132 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 60.76 GBP ORD plc 440 440 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 60.76 GBP ORD plc 80 80 30-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 60.76 GBP ORD plc 1,442 1,442 30-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 60.76 GBP ORD plc 1,549 1,549 30-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 60.76 GBP ORD plc 228 228 30-Mar-22 BlackRock Investment Management, LLC on mkt buy 60.76 GBP ORD plc 240 240 30-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 60.76 GBP ORD plc 1,383 1,383 30-Mar-22 BlackRock Fund Advisors on mkt buy 60.76 GBP ORD plc 2,624 2,624 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 60.76 GBP ORD plc 1,344 1,344 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 60.76 GBP ORD plc 1,568 1,568 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 60.76 GBP ORD plc 654 654 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 60.76 GBP ORD plc 1,308 1,308 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 60.76 GBP ORD plc 444 444 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 60.76 GBP ORD plc 797 797 30-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 60.76 GBP ORD plc -7,056 -7,056 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 60.76 GBP ORD plc 1,120 1,120 30-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 60.76 GBP ORD plc -2,205 -2,205 30-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 145,826 145,826 30-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 213,008 213,008 30-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 27 27 30-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 173 173 30-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 926,287 926,287 30-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 511,341 511,341 30-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -1 -1 30-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -214 -214 30-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -36 -36 30-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 2,661 2,661 30-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -424 -424 30-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 7,948 7,948 30-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 899 899 30-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -4,842 -4,842 30-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 24 24 30-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 834 834 30-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 12,279 12,279 30-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,367 1,367 30-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -300 -300 31-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 405 405 31-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,215 1,215 31-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,932 1,932 31-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 668 668 31-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 119.40 AUD ORD ltd 572 572 31-Mar-22 BlackRock Investment Management, LLC on mkt sell 119.41 AUD ORD ltd -1,087 -1,087 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 119.54 AUD ORD ltd -2,641 -2,641 31-Mar-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,226 2,226 31-Mar-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 582 582 31-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 119.11 AUD ORD ltd 4,040 4,040 31-Mar-22 BlackRock Asset Management Deutschland AG on mkt buy 119.11 AUD ORD ltd 1,314 1,314 31-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 119.11 AUD ORD ltd -1,520 -1,520 RIO page 263 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 119.11 AUD ORD ltd 180 180 31-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 119.11 AUD ORD ltd -1,606 -1,606 31-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 119.11 AUD ORD ltd -4,870 -4,870 31-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 119.11 AUD ORD ltd -144 -144 31-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 119.11 AUD ORD ltd 3,936 3,936 31-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 119.11 AUD ORD ltd -18,742 -18,742 31-Mar-22 BlackRock Fund Advisors on mkt buy 119.11 AUD ORD ltd 1,505 1,505 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 119.11 AUD ORD ltd -19,309 -19,309 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 119.11 AUD ORD ltd -11,745 -11,745 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 119.11 AUD ORD ltd -3,481 -3,481 31-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 119.11 AUD ORD ltd -6,551 -6,551 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 119.11 AUD ORD ltd -2,016 -2,016 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 119.11 AUD ORD ltd -3,382 -3,382 31-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.11 AUD ORD ltd 214 214 31-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 119.11 AUD ORD ltd 3,298 3,298 31-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 119.11 AUD ORD ltd 686 686 31-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 61.03 GBP ORD plc 1,730 1,730 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 61.32 GBP ORD plc 4,954 4,954 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 61.11 GBP ORD plc -4,354 -4,354 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 61.13 GBP ORD plc -472 -472 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 61.17 GBP ORD plc -10,731 -10,731 31-Mar-22 BlackRock Investment Management, LLC on mkt sell 61.03 GBP ORD plc -874 -874 31-Mar-22 BlackRock Japan Co., Ltd. on mkt sell 61.03 GBP ORD plc -2,610 -2,610 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 61.24 GBP ORD plc -84,908 -84,908 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 61.08 GBP ORD plc -867 -867 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 61.29 GBP ORD plc 2,339 2,339 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 61.12 GBP ORD plc 12,324 12,324 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.82 GBP ORD plc -3,564 -3,564 31-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 60.82 GBP ORD plc -7,168 -7,168 31-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 60.82 GBP ORD plc -123 -123 31-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 60.82 GBP ORD plc -22,063 -22,063 31-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 60.82 GBP ORD plc -3,149 -3,149 31-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 60.82 GBP ORD plc -2,817 -2,817 31-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 60.82 GBP ORD plc -1,732 -1,732 31-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 60.82 GBP ORD plc -2,459 -2,459 31-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 60.82 GBP ORD plc -260 -260 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.82 GBP ORD plc -46,124 -46,124 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.82 GBP ORD plc -18,373 -18,373 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.82 GBP ORD plc -1,734 -1,734 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.82 GBP ORD plc -1,134 -1,134 RIO page 264 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.82 GBP ORD plc -4,899 -4,899 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.82 GBP ORD plc -7,443 -7,443 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 61.03 GBP ORD plc 1,273 1,273 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 61.07 GBP ORD plc 894 894 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 61.04 GBP ORD plc 2,116 2,116 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 61.16 GBP ORD plc 5,895 5,895 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 61.07 GBP ORD plc 800 800 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 61.06 GBP ORD plc 290 290 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.81 GBP ORD plc -815 -815 31-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 60.81 GBP ORD plc -1,641 -1,641 31-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 60.81 GBP ORD plc -27 -27 31-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 60.81 GBP ORD plc 11,572 11,572 31-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 60.81 GBP ORD plc -5,054 -5,054 31-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 60.81 GBP ORD plc -720 -720 31-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 60.81 GBP ORD plc -645 -645 31-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 60.81 GBP ORD plc -396 -396 31-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 60.81 GBP ORD plc -563 -563 31-Mar-22 BlackRock Fund Advisors on mkt buy 60.81 GBP ORD plc 4,553 4,553 31-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 60.81 GBP ORD plc 1,279 1,279 31-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 60.81 GBP ORD plc 500 500 31-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 60.81 GBP ORD plc 234 234 31-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 60.81 GBP ORD plc -59 -59 31-Mar-22 BlackRock Fund Advisors on mkt buy 60.81 GBP ORD plc 7,041 7,041 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.81 GBP ORD plc -10,566 -10,566 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 60.81 GBP ORD plc 172 172 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 60.81 GBP ORD plc 172 172 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.81 GBP ORD plc -4,209 -4,209 31-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 60.81 GBP ORD plc 4,275 4,275 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.81 GBP ORD plc -396 -396 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.81 GBP ORD plc -259 -259 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.81 GBP ORD plc -1,121 -1,121 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.81 GBP ORD plc -1,704 -1,704 31-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 60.81 GBP ORD plc 786 786 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.81 GBP ORD plc -421 -421 31-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 60.81 GBP ORD plc -847 -847 31-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 60.81 GBP ORD plc -291 -291 31-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 60.81 GBP ORD plc 202 202 31-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 60.81 GBP ORD plc -31 -31 31-Mar-22 BlackRock Investment Management, LLC on mkt buy 60.81 GBP ORD plc 4,715 4,715 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.81 GBP ORD plc -2,172 -2,172 RIO page 265 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.81 GBP ORD plc -205 -205 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.81 GBP ORD plc -134 -134 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.81 GBP ORD plc -579 -579 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 60.81 GBP ORD plc -880 -880 31-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 60.81 GBP ORD plc 643 643 31-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -145,826 -145,826 31-Mar-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -507,184 -507,184 31-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 606 606 31-Mar-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 404 404 31-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -906,182 -906,182 31-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -113,448 -113,448 31-Mar-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 12 12 31-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -7 -7 31-Mar-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 148 148 31-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 38,371 38,371 31-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -3,151 -3,151 31-Mar-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -7,948 -7,948 31-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 306,484 306,484 31-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 133,751 133,751 31-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 606 606 31-Mar-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 114 114 31-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -12,279 -12,279 31-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -849,233 -849,233 31-Mar-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -93,237 -93,237 01-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 20,774 20,774 01-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,932 1,932 01-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 672 672 01-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 120.27 AUD ORD ltd 637 637 01-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.83 AUD ORD ltd 1,567 1,567 01-Apr-22 BlackRock Asset Management Canada Limited on mkt buy 120.83 AUD ORD ltd 81 81 01-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.83 AUD ORD ltd 622 622 01-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.83 AUD ORD ltd 7 7 01-Apr-22 BlackRock Japan Co., Ltd. on mkt sell 120.04 AUD ORD ltd -2,567 -2,567 01-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,260 1,260 01-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,234 3,234 01-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 120.28 AUD ORD ltd 252 252 01-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 120.28 AUD ORD ltd 1,877 1,877 01-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 120.28 AUD ORD ltd 6,214 6,214 01-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 120.28 AUD ORD ltd 1,628 1,628 01-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 120.35 AUD ORD ltd -299 -299 01-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 120.34 AUD ORD ltd 596 596 01-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 120.34 AUD ORD ltd 862 862 01-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.34 AUD ORD ltd 222 222 01-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 120.34 AUD ORD ltd -2,205 -2,205 01-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 120.34 AUD ORD ltd 87 87 01-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 120.34 AUD ORD ltd 25,269 25,269 RIO page 266 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 120.34 AUD ORD ltd 304 304 01-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 120.34 AUD ORD ltd 919 919 01-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 120.34 AUD ORD ltd 226 226 01-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 120.34 AUD ORD ltd -1,608 -1,608 01-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 120.34 AUD ORD ltd 77 77 01-Apr-22 BlackRock Fund Advisors on mkt buy 120.34 AUD ORD ltd 28 28 01-Apr-22 BlackRock Fund Advisors on mkt buy 120.34 AUD ORD ltd 1,137 1,137 01-Apr-22 BlackRock Asset Management Canada Limited on mkt sell 120.34 AUD ORD ltd -1,572 -1,572 01-Apr-22 BlackRock Fund Advisors on mkt buy 120.34 AUD ORD ltd 1,137 1,137 01-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 120.34 AUD ORD ltd 3,708 3,708 01-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 120.34 AUD ORD ltd 2,838 2,838 01-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 120.34 AUD ORD ltd 1,023 1,023 01-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 120.34 AUD ORD ltd 49 49 01-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 120.34 AUD ORD ltd 442 442 01-Apr-22 BlackRock Fund Advisors on mkt buy 120.34 AUD ORD ltd 1,784 1,784 01-Apr-22 BlackRock Japan Co., Ltd. on mkt sell 61.00 GBP ORD plc -6,840 -6,840 01-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 61.80 GBP ORD plc 1,929 1,929 01-Apr-22 BlackRock Japan Co., Ltd. on mkt sell 61.00 GBP ORD plc -353 -353 01-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.58 GBP ORD plc -19,486 -19,486 01-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.60 GBP ORD plc 250 250 01-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.47 GBP ORD plc -15,415 -15,415 01-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 61.59 GBP ORD plc 18,617 18,617 01-Apr-22 BLACKROCK ADVISORS LLC on mkt buy 61.59 GBP ORD plc 5,577 5,577 01-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.51 GBP ORD plc -6,021 -6,021 01-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.51 GBP ORD plc -26,747 -26,747 01-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.99 GBP ORD plc -1,423 -1,423 01-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.44 GBP ORD plc -6,158 -6,158 01-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.45 GBP ORD plc -1,278 -1,278 01-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 62.04 GBP ORD plc 805 805 01-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 62.04 GBP ORD plc 1,808 1,808 01-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 62.32 GBP ORD plc 589 589 01-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 62.21 GBP ORD plc 2,265 2,265 01-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.95 GBP ORD plc 4,390 4,390 01-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.91 GBP ORD plc 737 737 01-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.99 GBP ORD plc 1,584 1,584 01-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 62.25 GBP ORD plc -642 -642 01-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 62.25 GBP ORD plc -150 -150 01-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 62.25 GBP ORD plc -3,812 -3,812 01-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 62.25 GBP ORD plc -3,733 -3,733 01-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 62.25 GBP ORD plc -147 -147 01-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 62.25 GBP ORD plc -629 -629 01-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 62.25 GBP ORD plc 684 684 01-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 62.25 GBP ORD plc -684 -684 01-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 62.25 GBP ORD plc -4,022 -4,022 RIO page 267 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 62.25 GBP ORD plc -158 -158 01-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 62.25 GBP ORD plc 2,187 2,187 01-Apr-22 BlackRock Fund Advisors on mkt buy 62.25 GBP ORD plc 1,250 1,250 01-Apr-22 BlackRock Asset Management Canada Limited on mkt sell 62.25 GBP ORD plc -177 -177 01-Apr-22 BlackRock Asset Management Canada Limited on mkt sell 62.25 GBP ORD plc -4,511 -4,511 01-Apr-22 BlackRock Fund Advisors on mkt buy 62.25 GBP ORD plc 1,550 1,550 01-Apr-22 BlackRock Fund Advisors on mkt buy 62.25 GBP ORD plc 2,531 2,531 01-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 62.25 GBP ORD plc 40 40 01-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 62.25 GBP ORD plc 672 672 01-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 62.25 GBP ORD plc -6,181 -6,181 01-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 62.25 GBP ORD plc 1,054 1,054 01-Apr-22 BlackRock Asset Management Deutschland AG on mkt sell 62.25 GBP ORD plc -10,440 -10,440 01-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 62.25 GBP ORD plc 2,031 2,031 01-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 5,035 5,035 01-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 13,813 13,813 01-Apr-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,429 2,429 01-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -117 -117 01-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 179 179 01-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -3,015 -3,015 01-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -7,373 -7,373 01-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 451,267 451,267 01-Apr-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 32 32 01-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -4 -4 01-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -395 -395 01-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 54,566 54,566 01-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -4,367 -4,367 01-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -174,715 -174,715 01-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 21,653 21,653 01-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 147 147 01-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -413 -413 01-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 849,659 849,659 01-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 93,250 93,250 04-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 11,186 11,186 04-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,824 1,824 04-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 638 638 04-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 120.88 AUD ORD ltd 277 277 04-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 120.88 AUD ORD ltd 111 111 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 122.12 AUD ORD ltd -2,747 -2,747 04-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 120.88 AUD ORD ltd 656 656 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 122.12 AUD ORD ltd 2,478 2,478 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 120.89 AUD ORD ltd -3,507 -3,507 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 120.43 AUD ORD ltd -3,586 -3,586 04-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 120.66 AUD ORD ltd 1,155 1,155 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.66 AUD ORD ltd 3,232 3,232 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.66 AUD ORD ltd 822 822 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.66 AUD ORD ltd 224 224 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.66 AUD ORD ltd 904 904 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.66 AUD ORD ltd 180 180 RIO page 268 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.66 AUD ORD ltd 296 296 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.66 AUD ORD ltd 444 444 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.66 AUD ORD ltd 152 152 04-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 120.66 AUD ORD ltd 2,363 2,363 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 120.66 AUD ORD ltd -15,208 -15,208 04-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 120.66 AUD ORD ltd 6,991 6,991 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 120.66 AUD ORD ltd 246 246 04-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 120.66 AUD ORD ltd -25,722 -25,722 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.66 AUD ORD ltd 3,674 3,674 04-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 120.66 AUD ORD ltd -6,429 -6,429 04-Apr-22 BlackRock Fund Advisors on mkt buy 120.66 AUD ORD ltd 10,635 10,635 04-Apr-22 BlackRock Asset Management Canada Limited on mkt buy 120.66 AUD ORD ltd 159 159 04-Apr-22 BlackRock Fund Advisors on mkt buy 120.66 AUD ORD ltd 500 500 04-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 120.66 AUD ORD ltd -10,000 -10,000 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 120.66 AUD ORD ltd -4,833 -4,833 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.41 GBP ORD plc -7,922 -7,922 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.43 GBP ORD plc -575 -575 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.40 GBP ORD plc 149 149 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.38 GBP ORD plc -4,365 -4,365 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.42 GBP ORD plc -218 -218 04-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 61.63 GBP ORD plc -686 -686 04-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 61.21 GBP ORD plc 550 550 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.41 GBP ORD plc 2,261 2,261 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.37 GBP ORD plc 1,885 1,885 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.37 GBP ORD plc 5,257 5,257 04-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 61.44 GBP ORD plc -157,572 -157,572 04-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 61.45 GBP ORD plc 3,724 3,724 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.46 GBP ORD plc 1,187 1,187 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.39 GBP ORD plc 837 837 04-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -15,250 -15,250 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.38 GBP ORD plc 742 742 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.32 GBP ORD plc 1,279 1,279 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.32 GBP ORD plc 1,449 1,449 04-Apr-22 BlackRock Japan Co., Ltd. on mkt sell 61.32 GBP ORD plc -19 -19 04-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 61.32 GBP ORD plc -5,978 -5,978 04-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 61.32 GBP ORD plc 346 346 04-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 61.32 GBP ORD plc 1,888 1,888 04-Apr-22 BlackRock Fund Advisors on mkt buy 61.32 GBP ORD plc 1,249 1,249 04-Apr-22 BlackRock Asset Management Canada Limited on mkt buy 61.32 GBP ORD plc 178 178 04-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 61.32 GBP ORD plc -4,444 -4,444 04-Apr-22 BlackRock Fund Advisors on mkt buy 61.32 GBP ORD plc 730 730 04-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 61.32 GBP ORD plc 503 503 04-Apr-22 BlackRock Japan Co., Ltd. on mkt sell 61.32 GBP ORD plc -30 -30 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.32 GBP ORD plc 93 93 RIO page 269 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 61.32 GBP ORD plc -9,190 -9,190 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.32 GBP ORD plc -14,679 -14,679 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.32 GBP ORD plc 610 610 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.32 GBP ORD plc 786 786 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.32 GBP ORD plc 1,344 1,344 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.32 GBP ORD plc 434 434 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.32 GBP ORD plc 1,760 1,760 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.32 GBP ORD plc 896 896 04-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 5,976 5,976 04-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 451,784 451,784 04-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -14 -14 04-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 109 109 04-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 69,708 69,708 04-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -612,216 -612,216 04-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -413,207 -413,207 04-Apr-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -114 -114 04-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -201 -201 04-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -142 -142 04-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -52,076 -52,076 04-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -341 -341 04-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -127,539 -127,539 04-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -12,853 -12,853 04-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 223 223 04-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 31 31 04-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,834 2,834 04-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 25 25 05-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,362 4,362 05-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,590 1,590 05-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,362 4,362 05-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,590 1,590 05-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,226 2,226 05-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 564 564 05-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,968 2,968 05-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 752 752 05-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 120.23 AUD ORD ltd 143 143 05-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 120.23 AUD ORD ltd 146 146 05-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 120.32 AUD ORD ltd 650 650 05-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 120.29 AUD ORD ltd -2,837 -2,837 05-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 120.29 AUD ORD ltd -1,280 -1,280 05-Apr-22 BlackRock Fund Advisors on mkt buy 120.02 AUD ORD ltd 681 681 05-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.02 AUD ORD ltd 3,546 3,546 05-Apr-22 BlackRock Fund Advisors on mkt buy 120.02 AUD ORD ltd 792 792 05-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 120.29 AUD ORD ltd -2,663 -2,663 05-Apr-22 BlackRock Fund Advisors on mkt sell 120.34 AUD ORD ltd -726 -726 05-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 120.34 AUD ORD ltd -717 -717 05-Apr-22 BLACKROCK ADVISORS LLC on mkt sell 120.34 AUD ORD ltd -5,569 -5,569 05-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 120.34 AUD ORD ltd -268 -268 05-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 120.34 AUD ORD ltd -1,138 -1,138 05-Apr-22 BLACKROCK ADVISORS LLC on mkt sell 120.34 AUD ORD ltd -601 -601 05-Apr-22 BlackRock International Limited on mkt sell 120.34 AUD ORD ltd -191 -191 05-Apr-22 BlackRock Investment Management, LLC on mkt sell 120.34 AUD ORD ltd -234 -234 05-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 120.24 AUD ORD ltd 2,310 2,310 RIO page 270 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 120.24 AUD ORD ltd 596 596 05-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 120.24 AUD ORD ltd 862 862 05-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.24 AUD ORD ltd 52 52 05-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.24 AUD ORD ltd 225 225 05-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.24 AUD ORD ltd 75 75 05-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.24 AUD ORD ltd 274 274 05-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 120.24 AUD ORD ltd 75 75 05-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 120.24 AUD ORD ltd 1,322 1,322 05-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 60.84 GBP ORD plc 1,965 1,965 05-Apr-22 BlackRock Fund Advisors on mkt buy 61.38 GBP ORD plc 2,043 2,043 05-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 60.70 GBP ORD plc 348 348 05-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 60.72 GBP ORD plc -77,264 -77,264 05-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.90 GBP ORD plc 573 573 05-Apr-22 BlackRock Fund Advisors on mkt sell 60.81 GBP ORD plc -2,026 -2,026 05-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 60.85 GBP ORD plc -1,274 -1,274 05-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 60.81 GBP ORD plc -2,465 -2,465 05-Apr-22 BLACKROCK ADVISORS LLC on mkt sell 60.81 GBP ORD plc -15,449 -15,449 05-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 60.81 GBP ORD plc -702 -702 05-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 60.81 GBP ORD plc -3,672 -3,672 05-Apr-22 BLACKROCK ADVISORS LLC on mkt sell 60.81 GBP ORD plc -1,911 -1,911 05-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 60.81 GBP ORD plc -1,562 -1,562 05-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 60.85 GBP ORD plc -651 -651 05-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 60.85 GBP ORD plc -3,892 -3,892 05-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 60.85 GBP ORD plc -1,100 -1,100 05-Apr-22 BlackRock International Limited on mkt sell 60.81 GBP ORD plc -726 -726 05-Apr-22 BlackRock Investment Management, LLC on mkt sell 60.81 GBP ORD plc -835 -835 05-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 60.85 GBP ORD plc -3,326 -3,326 05-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 60.94 GBP ORD plc 611 611 05-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.62 GBP ORD plc 1,920 1,920 05-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.62 GBP ORD plc 2,278 2,278 05-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.75 GBP ORD plc 801 801 05-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 60.69 GBP ORD plc -405,487 -405,487 05-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.83 GBP ORD plc 1,152 1,152 05-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.66 GBP ORD plc 5,353 5,353 05-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 60.70 GBP ORD plc 199 199 05-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 61.20 GBP ORD plc -1,029 -1,029 05-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.00 GBP ORD plc 63,760 63,760 05-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.20 GBP ORD plc 217 217 05-Apr-22 BlackRock Investment Management, LLC on mkt buy 61.20 GBP ORD plc 618 618 05-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 61.20 GBP ORD plc 39 39 05-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 61.20 GBP ORD plc 1,054 1,054 05-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 61.20 GBP ORD plc -1,111 -1,111 05-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.20 GBP ORD plc 651 651 05-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.20 GBP ORD plc 880 880 05-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.20 GBP ORD plc 4,120 4,120 05-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.20 GBP ORD plc 160 160 05-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.20 GBP ORD plc 823 823 05-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,313 5,313 RIO page 271 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,870 1,870 05-Apr-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -7,287 -7,287 05-Apr-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,429 2,429 05-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -1,608 -1,608 05-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -455,718 -455,718 05-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 9 9 05-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -9,871 -9,871 05-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -69,708 -69,708 05-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -116,868 -116,868 05-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -16,714 -16,714 05-Apr-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 3 3 05-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -124 -124 05-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -10,251 -10,251 05-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -579 -579 05-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 12,152 12,152 05-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -45,074 -45,074 05-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -253,340 -253,340 05-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -1 -1 05-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -1,950 -1,950 05-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,850 2,850 06-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 7,990 7,990 06-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 118.45 AUD ORD ltd 715 715 06-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 118.47 AUD ORD ltd -6,570 -6,570 06-Apr-22 BlackRock Fund Advisors on mkt buy 118.21 AUD ORD ltd 1,381 1,381 06-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 118.47 AUD ORD ltd -2,086 -2,086 06-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 4,262 4,262 06-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,414 1,414 06-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 118.85 AUD ORD ltd 8,855 8,855 06-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 118.27 AUD ORD ltd 410 410 06-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 118.55 AUD ORD ltd 4,717 4,717 06-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 118.62 AUD ORD ltd 151 151 06-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 118.62 AUD ORD ltd 144 144 06-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 118.62 AUD ORD ltd 119 119 06-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 118.85 AUD ORD ltd 431 431 06-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 118.85 AUD ORD ltd 1,624 1,624 06-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 118.85 AUD ORD ltd 26 26 06-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 118.85 AUD ORD ltd 370 370 06-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 118.85 AUD ORD ltd -439 -439 06-Apr-22 BlackRock (Singapore) Limited on mkt sell 118.85 AUD ORD ltd -540 -540 06-Apr-22 BlackRock Investment Management, LLC on mkt sell 118.85 AUD ORD ltd -221 -221 06-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 118.85 AUD ORD ltd 616 616 06-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 118.85 AUD ORD ltd 505 505 06-Apr-22 BlackRock Investment Management, LLC on mkt buy 118.85 AUD ORD ltd 279 279 06-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 118.85 AUD ORD ltd 260 260 06-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.95 GBP ORD plc 68 68 RIO page 272 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.84 GBP ORD plc 15,076 15,076 06-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 60.90 GBP ORD plc -726 -726 06-Apr-22 BlackRock Investment Management, LLC on mkt sell 60.89 GBP ORD plc -29,696 -29,696 06-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 60.89 GBP ORD plc -745 -745 06-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 60.89 GBP ORD plc -2,396 -2,396 06-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 60.89 GBP ORD plc -3,895 -3,895 06-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.72 GBP ORD plc 1,879 1,879 06-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -7,625 -7,625 06-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 60.79 GBP ORD plc -145,136 -145,136 06-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.76 GBP ORD plc 5,630 5,630 06-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.89 GBP ORD plc 893 893 06-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.79 GBP ORD plc 2,526 2,526 06-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.80 GBP ORD plc 1,210 1,210 06-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.89 GBP ORD plc 822 822 06-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 61.09 GBP ORD plc -25 -25 06-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 61.09 GBP ORD plc -810 -810 06-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 61.09 GBP ORD plc 527 527 06-Apr-22 BlackRock Asset Management Deutschland AG on mkt sell 61.09 GBP ORD plc -501 -501 06-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.09 GBP ORD plc 153,024 153,024 06-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.09 GBP ORD plc 797 797 06-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.09 GBP ORD plc 4,497 4,497 06-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.09 GBP ORD plc 810 810 06-Apr-22 BlackRock Investment Management, LLC on mkt buy 61.09 GBP ORD plc 540 540 06-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.09 GBP ORD plc 80 80 06-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.09 GBP ORD plc 1,120 1,120 06-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,976 5,976 06-Apr-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -2,429 -2,429 06-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 505,722 505,722 06-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -127 -127 06-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -884 -884 06-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 71,255 71,255 06-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -13,797 -13,797 06-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -3 -3 06-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 108,718 108,718 06-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 276 276 06-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -53,494 -53,494 06-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 37,031 37,031 06-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -79,901 -79,901 06-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -225 -225 06-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 16 16 06-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 993 993 06-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 159 159 07-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,680 2,680 07-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 12,786 12,786 07-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,242 4,242 07-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.05 AUD ORD ltd 292 292 RIO page 273 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 119.00 AUD ORD ltd 642 642 07-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 118.99 AUD ORD ltd -184 -184 07-Apr-22 BlackRock Japan Co., Ltd. on mkt sell 118.99 AUD ORD ltd -154 -154 07-Apr-22 BlackRock Japan Co., Ltd. on mkt sell 118.99 AUD ORD ltd -215 -215 07-Apr-22 BlackRock Asset Management Canada Limited on mkt buy 119.00 AUD ORD ltd 15 15 07-Apr-22 BlackRock Japan Co., Ltd. on mkt sell 118.94 AUD ORD ltd -13,010 -13,010 07-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 119.11 AUD ORD ltd -980 -980 07-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 119.29 AUD ORD ltd -336 -336 07-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 119.21 AUD ORD ltd -366 -366 07-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 118.74 AUD ORD ltd 2,155 2,155 07-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 118.74 AUD ORD ltd 822 822 07-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 118.74 AUD ORD ltd -269 -269 07-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 118.74 AUD ORD ltd 278 278 07-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 118.74 AUD ORD ltd 153 153 07-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 118.74 AUD ORD ltd 3,523 3,523 07-Apr-22 BlackRock Investment Management, LLC on mkt buy 118.74 AUD ORD ltd 208 208 07-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 118.74 AUD ORD ltd 158 158 07-Apr-22 BlackRock Japan Co., Ltd. on mkt sell 60.75 GBP ORD plc -35,066 -35,066 07-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 60.76 GBP ORD plc 1,944 1,944 07-Apr-22 BlackRock Japan Co., Ltd. on mkt sell 60.74 GBP ORD plc -650 -650 07-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 60.81 GBP ORD plc -1,735 -1,735 07-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 60.81 GBP ORD plc -4,790 -4,790 07-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 60.81 GBP ORD plc -1,360 -1,360 07-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 60.81 GBP ORD plc -7,233 -7,233 07-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 60.75 GBP ORD plc -151 -151 07-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.96 GBP ORD plc 326 326 07-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.96 GBP ORD plc 284 284 07-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.84 GBP ORD plc 1,066 1,066 07-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.86 GBP ORD plc 1,261 1,261 07-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.84 GBP ORD plc 627 627 07-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.78 GBP ORD plc 3,239 3,239 07-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.88 GBP ORD plc 20 20 07-Apr-22 BlackRock Fund Advisors on mkt buy 60.88 GBP ORD plc 2,594 2,594 07-Apr-22 BlackRock Fund Advisors on mkt buy 60.88 GBP ORD plc 10,457 10,457 07-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 60.88 GBP ORD plc -2,681 -2,681 07-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 60.88 GBP ORD plc 33 33 07-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 60.88 GBP ORD plc 134 134 07-Apr-22 BlackRock Investment Management, LLC on mkt buy 60.88 GBP ORD plc 54 54 07-Apr-22 BlackRock Investment Management, LLC on mkt buy 60.88 GBP ORD plc 222 222 07-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 60.88 GBP ORD plc 2,635 2,635 07-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 60.88 GBP ORD plc -813 -813 07-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 60.88 GBP ORD plc 908 908 07-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 7,470 7,470 07-Apr-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -9,716 -9,716 07-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -904 -904 07-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -65,686 -65,686 RIO page 274 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 47 47 07-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 106 106 07-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -27,808 -27,808 07-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -354,873 -354,873 07-Apr-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 20 20 07-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 10 10 07-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 33,181 33,181 07-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 225 225 07-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -13,232 -13,232 07-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -35,486 -35,486 07-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 526 526 07-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -37 -37 07-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 15 15 07-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2,914 2,914 07-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,715 1,715 08-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 5,360 5,360 08-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,524 8,524 08-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,828 2,828 08-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 11,480 11,480 08-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,780 3,780 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.39 AUD ORD ltd 81 81 08-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.18 AUD ORD ltd 743 743 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 119.34 AUD ORD ltd -552 -552 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.41 AUD ORD ltd 4,180 4,180 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.41 AUD ORD ltd 788 788 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.41 AUD ORD ltd 736 736 08-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 119.22 AUD ORD ltd 1,705 1,705 08-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 118.98 AUD ORD ltd 120 120 08-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 118.98 AUD ORD ltd 544 544 08-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 118.98 AUD ORD ltd 1,716 1,716 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 118.98 AUD ORD ltd -433 -433 08-Apr-22 BlackRock Asset Management Canada Limited on mkt buy 118.98 AUD ORD ltd 70 70 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 118.98 AUD ORD ltd -4,637 -4,637 08-Apr-22 BlackRock Fund Advisors on mkt buy 118.98 AUD ORD ltd 1,025 1,025 08-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.66 GBP ORD plc 17,086 17,086 08-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.67 GBP ORD plc -185 -185 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 61.67 GBP ORD plc -1,806 -1,806 08-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.67 GBP ORD plc -568 -568 08-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.67 GBP ORD plc -2,956 -2,956 08-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.48 GBP ORD plc -381 -381 08-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.54 GBP ORD plc -1,419 -1,419 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 61.48 GBP ORD plc -3,712 -3,712 08-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.48 GBP ORD plc -1,168 -1,168 08-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.48 GBP ORD plc -6,075 -6,075 RIO page 275 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.79 GBP ORD plc -5,550 -5,550 08-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.42 GBP ORD plc -6,390 -6,390 08-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.43 GBP ORD plc 1,202 1,202 08-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.43 GBP ORD plc 2,140 2,140 08-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.49 GBP ORD plc 1,803 1,803 08-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.48 GBP ORD plc 4,974 4,974 08-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.44 GBP ORD plc 666 666 08-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.49 GBP ORD plc 838 838 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 61.38 GBP ORD plc -1,105 -1,105 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 61.38 GBP ORD plc -6,376 -6,376 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 61.38 GBP ORD plc -5,707 -5,707 08-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.38 GBP ORD plc 10,232 10,232 08-Apr-22 BlackRock Asset Management Canada Limited on mkt buy 61.38 GBP ORD plc 144 144 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 61.38 GBP ORD plc -12,180 -12,180 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 61.38 GBP ORD plc 25,224 25,224 08-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.38 GBP ORD plc 4,512 4,512 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 61.38 GBP ORD plc -110 -110 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 61.38 GBP ORD plc -629 -629 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 61.38 GBP ORD plc -564 -564 08-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.38 GBP ORD plc 198 198 08-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.38 GBP ORD plc 524 524 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 61.38 GBP ORD plc -1,203 -1,203 08-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.38 GBP ORD plc 1,666 1,666 08-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -178,617 -178,617 08-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -62,860 -62,860 08-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 1,685 1,685 08-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 274 274 08-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 70,145 70,145 08-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -226,162 -226,162 08-Apr-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 40 40 08-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 145 145 08-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -695 -695 08-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 2,914 2,914 08-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 72,778 72,778 08-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 395 395 08-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 39,976 39,976 08-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 7,391 7,391 08-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 1,234 1,234 08-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -20 -20 08-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2,914 -2,914 08-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,482 1,482 08-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 107 107 11-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 8,982 8,982 11-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -92 -92 11-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -101 -101 RIO page 276 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 10,655 10,655 11-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,535 3,535 11-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 6,393 6,393 11-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,121 2,121 11-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 118.68 AUD ORD ltd 12 12 11-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 119.86 AUD ORD ltd -1,033 -1,033 11-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 119.86 AUD ORD ltd -1,768 -1,768 11-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 118.37 AUD ORD ltd 643 643 11-Apr-22 BlackRock Asset Management Canada Limited on mkt buy 119.86 AUD ORD ltd 16 16 11-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 117.50 AUD ORD ltd 1,545 1,545 11-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 117.50 AUD ORD ltd 431 431 11-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 117.50 AUD ORD ltd 812 812 11-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 117.50 AUD ORD ltd 812 812 11-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 117.50 AUD ORD ltd -117 -117 11-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 117.50 AUD ORD ltd 296 296 11-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 117.50 AUD ORD ltd -1,624 -1,624 11-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 117.50 AUD ORD ltd 9,384 9,384 11-Apr-22 BlackRock Fund Advisors on mkt buy 117.50 AUD ORD ltd 3,690 3,690 11-Apr-22 BlackRock Fund Advisors on mkt buy 117.50 AUD ORD ltd 1,127 1,127 11-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 117.50 AUD ORD ltd 314 314 11-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 117.50 AUD ORD ltd -496 -496 11-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 60.96 GBP ORD plc 1,943 1,943 11-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 60.65 GBP ORD plc 4,027 4,027 11-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 60.88 GBP ORD plc -713 -713 11-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 60.88 GBP ORD plc -2,068 -2,068 11-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 60.88 GBP ORD plc -682 -682 11-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 60.88 GBP ORD plc -1,205 -1,205 11-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.91 GBP ORD plc 1,203 1,203 11-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.94 GBP ORD plc 1,176 1,176 11-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.92 GBP ORD plc 2,472 2,472 11-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.87 GBP ORD plc 825 825 11-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.90 GBP ORD plc 4,975 4,975 11-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 60.92 GBP ORD plc 805 805 11-Apr-22 BlackRock Fund Advisors on mkt buy 60.70 GBP ORD plc 1,258 1,258 11-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 60.70 GBP ORD plc 42 42 11-Apr-22 BlackRock Fund Advisors on mkt buy 60.70 GBP ORD plc 2,806 2,806 11-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 60.70 GBP ORD plc 349 349 11-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 60.70 GBP ORD plc 527 527 11-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 60.70 GBP ORD plc 896 896 11-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 60.70 GBP ORD plc -6,167 -6,167 11-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 60.70 GBP ORD plc -360 -360 11-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 14,970 14,970 11-Apr-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -2,429 -2,429 11-Apr-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -4,858 -4,858 11-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 117.50 AUD ORD ltd 4,303 4,303 11-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 117.50 AUD ORD ltd -4,303 -4,303 11-Apr-22 BlackRock Advisors (UK) Limited in specie n/a AUD ORD ltd -1,965 -1,965 RIO page 277 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Apr-22 BlackRock Advisors (UK) Limited in specie n/a GBP ORD plc -5,989 -5,989 11-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -25,740 -25,740 11-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -18 -18 11-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -236 -236 11-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -7 -7 11-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 2,098,680 2,098,680 11-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -62,792 -62,792 11-Apr-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -4 -4 11-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -4 -4 11-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -35 -35 11-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 85,743 85,743 11-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 1,019 1,019 11-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 6,966 6,966 11-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 38,538 38,538 11-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -208 -208 11-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -16 -16 11-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,465 2,465 11-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 422 422 12-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,350 5,350 12-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,780 1,780 12-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 117.82 AUD ORD ltd 35 35 12-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 118.30 AUD ORD ltd -1,067 -1,067 12-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 118.09 AUD ORD ltd -844 -844 12-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 118.09 AUD ORD ltd 4,120 4,120 12-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 118.09 AUD ORD ltd -305 -305 12-Apr-22 BlackRock Asset Management Canada Limited on mkt sell 118.09 AUD ORD ltd -162 -162 12-Apr-22 BlackRock Asset Management Canada Limited on mkt sell 118.09 AUD ORD ltd -516 -516 12-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 118.09 AUD ORD ltd 89 89 12-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 118.09 AUD ORD ltd -8,473 -8,473 12-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 118.09 AUD ORD ltd 3,162 3,162 12-Apr-22 BLACKROCK ADVISORS LLC on mkt buy 61.18 GBP ORD plc 49 49 12-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.42 GBP ORD plc 294 294 12-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.43 GBP ORD plc 292 292 12-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.25 GBP ORD plc 217 217 12-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.46 GBP ORD plc 739 739 12-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.54 GBP ORD plc 1,789 1,789 12-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.54 GBP ORD plc 10,734 10,734 12-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.54 GBP ORD plc 2,143 2,143 12-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.54 GBP ORD plc 101 101 12-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 61.54 GBP ORD plc -46,015 -46,015 12-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 61.54 GBP ORD plc -17,506 -17,506 12-Apr-22 BlackRock Fund Advisors on mkt buy 61.54 GBP ORD plc 3,211 3,211 12-Apr-22 BlackRock Fund Advisors on mkt buy 61.54 GBP ORD plc 456 456 12-Apr-22 BlackRock Fund Advisors on mkt buy 61.54 GBP ORD plc 1,253 1,253 12-Apr-22 BlackRock Asset Management Canada Limited on mkt buy 61.54 GBP ORD plc 181 181 12-Apr-22 BlackRock Fund Advisors on mkt buy 61.54 GBP ORD plc 10,698 10,698 12-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 61.54 GBP ORD plc 4,057 4,057 RIO page 278 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 61.54 GBP ORD plc 854 854 12-Apr-22 BlackRock Investment Management, LLC on mkt buy 61.54 GBP ORD plc 565 565 12-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.54 GBP ORD plc 1,789 1,789 12-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.54 GBP ORD plc 8,945 8,945 12-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 61.54 GBP ORD plc -2,230 -2,230 12-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 8,982 8,982 12-Apr-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,429 2,429 12-Apr-22 BlackRock Japan Co., Ltd. in specie n/a GBP ORD plc 348,238 348,238 12-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -5 -5 12-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -84,608 -84,608 12-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 137 137 12-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 127 127 12-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -1,039,651 -1,039,651 12-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -136,011 -136,011 12-Apr-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -3 -3 12-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 3 3 12-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -3 -3 12-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -90,724 -90,724 12-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -341 -341 12-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 331,751 331,751 12-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -47,624 -47,624 12-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -15 -15 12-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -1,191 -1,191 12-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,569 2,569 12-Apr-22 BlackRock Investment Management, LLC in specie n/a USD ADR 1:1 7,967 7,967 13-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 7,485 7,485 13-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,994 2,994 13-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -2,367 -2,367 13-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 9,168 9,168 13-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 13,752 13,752 13-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,592 1,592 13-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 400 400 13-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 10,655 10,655 13-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,535 3,535 13-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 120.15 AUD ORD ltd 167 167 13-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 120.21 AUD ORD ltd 649 649 13-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 118.81 AUD ORD ltd -1,210 -1,210 13-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 120.34 AUD ORD ltd -5,037 -5,037 13-Apr-22 BLACKROCK ADVISORS LLC on mkt sell 120.29 AUD ORD ltd -140 -140 13-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 120.08 AUD ORD ltd 166 166 13-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 120.39 AUD ORD ltd 4,926 4,926 13-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 120.39 AUD ORD ltd 855 855 13-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 120.39 AUD ORD ltd 856 856 13-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 120.30 AUD ORD ltd 606 606 13-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 120.50 AUD ORD ltd 3,064 3,064 13-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 120.45 AUD ORD ltd 3,256 3,256 13-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 120.45 AUD ORD ltd 4,284 4,284 13-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 120.45 AUD ORD ltd 2,774 2,774 RIO page 279 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 120.50 AUD ORD ltd 431 431 13-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 120.50 AUD ORD ltd -812 -812 13-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.50 AUD ORD ltd 78 78 13-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.50 AUD ORD ltd 638 638 13-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.50 AUD ORD ltd 272 272 13-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 120.50 AUD ORD ltd -939 -939 13-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 120.50 AUD ORD ltd -20,004 -20,004 13-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 120.50 AUD ORD ltd -9,855 -9,855 13-Apr-22 BlackRock Fund Advisors on mkt buy 120.50 AUD ORD ltd 24 24 13-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 61.71 GBP ORD plc 1,965 1,965 13-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.68 GBP ORD plc 3,998 3,998 13-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.55 GBP ORD plc -4,201 -4,201 13-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.42 GBP ORD plc 792 792 13-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.75 GBP ORD plc 440 440 13-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.76 GBP ORD plc 217 217 13-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.70 GBP ORD plc -1,804 -1,804 13-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.70 GBP ORD plc 18,690 18,690 13-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 61.81 GBP ORD plc -49,267 -49,267 13-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 61.81 GBP ORD plc -75 -75 13-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.81 GBP ORD plc 1,789 1,789 13-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.81 GBP ORD plc 678 678 13-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.81 GBP ORD plc -18,244 -18,244 13-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 61.81 GBP ORD plc 528 528 13-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.81 GBP ORD plc 833 833 13-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.81 GBP ORD plc 1,625 1,625 13-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.81 GBP ORD plc 3,578 3,578 13-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 61.81 GBP ORD plc -3,492 -3,492 13-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.81 GBP ORD plc 240 240 13-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.81 GBP ORD plc 1,774 1,774 13-Apr-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,429 2,429 13-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 5 5 13-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -501,390 -501,390 13-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 212 212 13-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 23,580 23,580 13-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 69,708 69,708 13-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 1,160,658 1,160,658 13-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 28,306 28,306 13-Apr-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 4 4 13-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 121 121 13-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -128,654 -128,654 13-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -172 -172 13-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 123,270 123,270 13-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -235,614 -235,614 13-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 208,206 208,206 13-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -7 -7 13-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -15 -15 13-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 4,728 4,728 13-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,256 -2,256 14-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 7,485 7,485 14-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 9,464 9,464 RIO page 280 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,380 3,380 14-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,000 2,000 14-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 664 664 14-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 19,179 19,179 14-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 6,363 6,363 14-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 120.81 AUD ORD ltd 269 269 14-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 120.81 AUD ORD ltd 2,211 2,211 14-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 122.02 AUD ORD ltd -8,009 -8,009 14-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 120.75 AUD ORD ltd 3,138 3,138 14-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.54 AUD ORD ltd 268 268 14-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.54 AUD ORD ltd 954 954 14-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 120.54 AUD ORD ltd 318 318 14-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 120.54 AUD ORD ltd -232 -232 14-Apr-22 BlackRock Fund Advisors on mkt buy 120.54 AUD ORD ltd 1,634 1,634 14-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.43 GBP ORD plc 918 918 14-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 27,504 27,504 14-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 62.14 GBP ORD plc -3,000 -3,000 14-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 62.14 GBP ORD plc -6,200 -6,200 14-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 62.12 GBP ORD plc 4,764 4,764 14-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 62.12 GBP ORD plc 4,769 4,769 14-Apr-22 BlackRock Fund Advisors on mkt buy 62.12 GBP ORD plc 4,945 4,945 14-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 62.12 GBP ORD plc 1,279 1,279 14-Apr-22 BlackRock Fund Advisors on mkt buy 62.12 GBP ORD plc 12,564 12,564 14-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 62.12 GBP ORD plc 834 834 14-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 62.12 GBP ORD plc 887 887 14-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 62.12 GBP ORD plc -881 -881 14-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 62.12 GBP ORD plc 1,009 1,009 14-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 62.12 GBP ORD plc 1,011 1,011 14-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 62.12 GBP ORD plc 177 177 14-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 62.12 GBP ORD plc -2,197 -2,197 14-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 62.12 GBP ORD plc 812 812 14-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 62.12 GBP ORD plc 2,661 2,661 14-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 9 9 14-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 503,945 503,945 14-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 119 119 14-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -14,539 -14,539 14-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -69,708 -69,708 14-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -66,336 -66,336 14-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 65,885 65,885 14-Apr-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 2 2 14-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -1 -1 14-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -12,369 -12,369 14-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -719 -719 14-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -56,165 -56,165 14-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 34 34 14-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -103,611 -103,611 14-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 102 102 14-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 16 16 14-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -5,423 -5,423 14-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 154 154 RIO page 281 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Apr-22 BlackRock Investment Management, LLC in specie n/a USD ADR 1:1 -812 -812 15-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -5 -5 15-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -2,481 -2,481 15-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -24 -24 15-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -8,695 -8,695 15-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 116,210 116,210 15-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -276,784 -276,784 15-Apr-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -8 -8 15-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 1 1 15-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 5 5 15-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 40 40 15-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -67,084 -67,084 15-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -20 -20 15-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 272,836 272,836 15-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 27 27 15-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 6 6 18-Apr-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,429 2,429 18-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 3,972 3,972 18-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 2,194 2,194 18-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 89 89 18-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 4,244 4,244 18-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 5,563 5,563 18-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 34 34 18-Apr-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 1 1 18-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 6 6 18-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 45 45 18-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 3 3 18-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -1,768 -1,768 18-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 21,823 21,823 18-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -1,859 -1,859 18-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 111,686 111,686 18-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 89 89 18-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 527 527 18-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 12,099 12,099 18-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 283 283 18-Apr-22 BlackRock Investment Management, LLC in specie n/a USD ADR 1:1 -7,423 -7,423 19-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 6,112 6,112 19-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 11,242 11,242 19-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 972 972 19-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 324 324 19-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 17,064 17,064 19-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 5,664 5,664 19-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 122.41 AUD ORD ltd 660 660 19-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 122.22 AUD ORD ltd 79 79 19-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 122.22 AUD ORD ltd 3,057 3,057 19-Apr-22 BlackRock Fund Advisors on mkt buy 122.22 AUD ORD ltd 1,119 1,119 19-Apr-22 BlackRock Fund Advisors on mkt buy 122.22 AUD ORD ltd 715 715 19-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 122.45 AUD ORD ltd 872 872 RIO page 282 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 122.45 AUD ORD ltd 807 807 19-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 122.47 AUD ORD ltd 818 818 19-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 122.47 AUD ORD ltd 1,278 1,278 19-Apr-22 BlackRock Fund Advisors on mkt sell 122.36 AUD ORD ltd -588 -588 19-Apr-22 BLACKROCK ADVISORS LLC on mkt sell 122.36 AUD ORD ltd -2,631 -2,631 19-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 122.36 AUD ORD ltd -578 -578 19-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 122.36 AUD ORD ltd -374 -374 19-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 122.36 AUD ORD ltd -161 -161 19-Apr-22 BLACKROCK ADVISORS LLC on mkt sell 122.36 AUD ORD ltd -289 -289 19-Apr-22 BlackRock International Limited on mkt sell 122.36 AUD ORD ltd -138 -138 19-Apr-22 BlackRock Investment Management, LLC on mkt sell 122.36 AUD ORD ltd -126 -126 19-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 121.66 AUD ORD ltd -211 -211 19-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 121.66 AUD ORD ltd 78 78 19-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 121.66 AUD ORD ltd 544 544 19-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 121.66 AUD ORD ltd -4,654 -4,654 19-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 121.66 AUD ORD ltd 186 186 19-Apr-22 BlackRock Fund Advisors on mkt buy 121.66 AUD ORD ltd 747 747 19-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 121.66 AUD ORD ltd 1,272 1,272 19-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 61.71 GBP ORD plc 1,996 1,996 19-Apr-22 BlackRock Fund Advisors on mkt buy 62.14 GBP ORD plc 1,430 1,430 19-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 62.14 GBP ORD plc 3,019 3,019 19-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.63 GBP ORD plc -9,100 -9,100 19-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.63 GBP ORD plc -1,500 -1,500 19-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.76 GBP ORD plc 1,159 1,159 19-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.94 GBP ORD plc 369 369 19-Apr-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 1,549,218 1,549,218 19-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -3,682 -3,682 19-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.65 GBP ORD plc -7,271 -7,271 19-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 12,224 12,224 19-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 15,280 15,280 19-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 61.42 GBP ORD plc -15,924 -15,924 19-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 61.42 GBP ORD plc 810 810 19-Apr-22 BlackRock Investment Management, LLC on mkt buy 61.42 GBP ORD plc 1,155 1,155 19-Apr-22 BlackRock Fund Advisors on mkt buy 61.42 GBP ORD plc 4,453 4,453 19-Apr-22 BlackRock Fund Advisors on mkt buy 61.42 GBP ORD plc 13,662 13,662 19-Apr-22 BlackRock Fund Advisors on mkt buy 61.42 GBP ORD plc 1,234 1,234 19-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.42 GBP ORD plc 8,680 8,680 19-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.42 GBP ORD plc 7,458 7,458 19-Apr-22 BlackRock Fund Advisors on mkt buy 61.42 GBP ORD plc 537 537 19-Apr-22 BlackRock Fund Advisors on mkt buy 61.42 GBP ORD plc 1,234 1,234 19-Apr-22 BlackRock Fund Advisors on mkt buy 61.42 GBP ORD plc 824 824 19-Apr-22 BlackRock Japan Co., Ltd. on mkt sell 61.42 GBP ORD plc -1,962 -1,962 19-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 61.42 GBP ORD plc -3,044 -3,044 19-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.42 GBP ORD plc 573 573 19-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 61.42 GBP ORD plc 736 736 19-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 61.42 GBP ORD plc 4,548 4,548 19-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 61.42 GBP ORD plc 13,882 13,882 19-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.42 GBP ORD plc 240 240 RIO page 283 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.42 GBP ORD plc 2,064 2,064 19-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.42 GBP ORD plc 4,286 4,286 19-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.42 GBP ORD plc 1,666 1,666 19-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.42 GBP ORD plc 1,788 1,788 19-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 61.42 GBP ORD plc -2,616 -2,616 19-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 61.42 GBP ORD plc 3,250 3,250 19-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 61.42 GBP ORD plc -3,080 -3,080 19-Apr-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 4,858 4,858 19-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 21 21 19-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 383 383 19-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -267 -267 19-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 876 876 19-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -79,537 -79,537 19-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 256,438 256,438 19-Apr-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -189 -189 19-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -13 -13 19-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 52 52 19-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 23,307 23,307 19-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -35,728 -35,728 19-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 1,663 1,663 19-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 5,650 5,650 19-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 46,400 46,400 19-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 38,622 38,622 19-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -662 -662 19-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 826 826 19-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 585 585 19-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,269 2,269 19-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 260 260 20-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 24,105 24,105 20-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 10,665 10,665 20-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,540 3,540 20-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 119.24 AUD ORD ltd -79 -79 20-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 119.24 AUD ORD ltd -57 -57 20-Apr-22 BlackRock Fund Advisors on mkt buy 120.46 AUD ORD ltd 312 312 20-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 119.26 AUD ORD ltd 1,576 1,576 20-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 119.18 AUD ORD ltd -1,115 -1,115 20-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 118.30 AUD ORD ltd -43,662 -43,662 20-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 118.30 AUD ORD ltd 517 517 20-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 118.30 AUD ORD ltd -1,759 -1,759 20-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 118.30 AUD ORD ltd 1,759 1,759 20-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 118.30 AUD ORD ltd 851 851 20-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 118.30 AUD ORD ltd 851 851 20-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 118.30 AUD ORD ltd 240 240 20-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 118.30 AUD ORD ltd 896 896 20-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 118.30 AUD ORD ltd -1,464 -1,464 20-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 118.30 AUD ORD ltd 492 492 20-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 59.29 GBP ORD plc -4,210 -4,210 20-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 59.29 GBP ORD plc -4,682 -4,682 20-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 59.29 GBP ORD plc -21,564 -21,564 RIO page 284 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 59.29 GBP ORD plc -14,024 -14,024 20-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 59.72 GBP ORD plc -11,440 -11,440 20-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 57.86 GBP ORD plc 227 227 20-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 58.50 GBP ORD plc -1,835 -1,835 20-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 58.50 GBP ORD plc 5,918 5,918 20-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 58.50 GBP ORD plc 18,967 18,967 20-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 58.50 GBP ORD plc 14,448 14,448 20-Apr-22 BlackRock Fund Advisors on mkt buy 58.50 GBP ORD plc 5,812 5,812 20-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 58.50 GBP ORD plc -141 -141 20-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 58.50 GBP ORD plc 1,048 1,048 20-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 58.50 GBP ORD plc -4,518 -4,518 20-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 58.50 GBP ORD plc 2,130 2,130 20-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 58.50 GBP ORD plc -278 -278 20-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 58.50 GBP ORD plc 4,796 4,796 20-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 58.50 GBP ORD plc -2,130 -2,130 20-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 58.50 GBP ORD plc 13,882 13,882 20-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 58.50 GBP ORD plc 1,760 1,760 20-Apr-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -4,858 -4,858 20-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 45,958 45,958 20-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 167 167 20-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 463 463 20-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -49 -49 20-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -149,394 -149,394 20-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -60,351 -60,351 20-Apr-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 162 162 20-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 21 21 20-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 83 83 20-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -6,257 -6,257 20-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 33,138 33,138 20-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 710 710 20-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -137 -137 20-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -63,222 -63,222 20-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -987 -987 20-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 155 155 20-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 97 97 20-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 18,894 18,894 20-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 4,471 4,471 20-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -204 -204 21-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -7,485 -7,485 21-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,650 1,650 21-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,148 1,148 21-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,035 8,035 21-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,215 1,215 21-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 405 405 21-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 116.55 AUD ORD ltd 623 623 21-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 117.90 AUD ORD ltd 1,716 1,716 21-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 116.46 AUD ORD ltd 85 85 21-Apr-22 BlackRock Investment Management, LLC on mkt buy 116.46 AUD ORD ltd 521 521 RIO page 285 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 116.46 AUD ORD ltd 27 27 21-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 116.30 AUD ORD ltd -2,625 -2,625 21-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 116.36 AUD ORD ltd 595 595 21-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 116.36 AUD ORD ltd -1,592 -1,592 21-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 116.36 AUD ORD ltd 429 429 21-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 116.36 AUD ORD ltd 812 812 21-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 116.36 AUD ORD ltd -65 -65 21-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 116.36 AUD ORD ltd 1,650 1,650 21-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 116.36 AUD ORD ltd 269 269 21-Apr-22 BLACKROCK ADVISORS LLC on mkt buy 116.36 AUD ORD ltd 1,592 1,592 21-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 116.36 AUD ORD ltd 20,153 20,153 21-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 116.36 AUD ORD ltd -1,656 -1,656 21-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 116.36 AUD ORD ltd -14,093 -14,093 21-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 116.36 AUD ORD ltd -8,522 -8,522 21-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 116.36 AUD ORD ltd -1,041 -1,041 21-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 57.38 GBP ORD plc 1,887 1,887 21-Apr-22 BlackRock Fund Advisors on mkt buy 58.40 GBP ORD plc 288 288 21-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 56.86 GBP ORD plc 11,609 11,609 21-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 57.25 GBP ORD plc 420 420 21-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 57.71 GBP ORD plc -15,863 -15,863 21-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 57.45 GBP ORD plc -2,706 -2,706 21-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 57.45 GBP ORD plc -130 -130 21-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 57.45 GBP ORD plc 1,278 1,278 21-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 57.45 GBP ORD plc -3,348 -3,348 21-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 57.45 GBP ORD plc -11,160 -11,160 21-Apr-22 BlackRock Investment Management, LLC on mkt buy 57.45 GBP ORD plc 3,746 3,746 21-Apr-22 BLACKROCK ADVISORS LLC on mkt buy 57.45 GBP ORD plc 4,816 4,816 21-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 57.45 GBP ORD plc 525 525 21-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 57.45 GBP ORD plc -873 -873 21-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 57.45 GBP ORD plc 813 813 21-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 57.45 GBP ORD plc -125 -125 21-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.45 GBP ORD plc -3,262 -3,262 21-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 57.45 GBP ORD plc -6 -6 21-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.45 GBP ORD plc -29,688 -29,688 21-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.45 GBP ORD plc -3,221 -3,221 21-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 57.45 GBP ORD plc -200 -200 21-Apr-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -2,429 -2,429 21-Apr-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -4,858 -4,858 21-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 10,093 10,093 21-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 1,431 1,431 21-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 125 125 21-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 37,040 37,040 21-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 210,097 210,097 21-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -225,616 -225,616 21-Apr-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 2 2 21-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 42 42 21-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 21,490 21,490 21-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -19,968 -19,968 RIO page 286 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 318 318 21-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 28,440 28,440 21-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -5,512 -5,512 21-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -239,338 -239,338 21-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 104,924 104,924 21-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -69 -69 21-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -1,475 -1,475 21-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2,323 2,323 21-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 201 201 21-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 506 506 22-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,827 1,827 22-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 638 638 22-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,362 5,362 22-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,786 1,786 22-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,532 8,532 22-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 2,832 2,832 22-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 12,798 12,798 22-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 4,248 4,248 22-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 113.05 AUD ORD ltd -2,964 -2,964 22-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 113.05 AUD ORD ltd -10,985 -10,985 22-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 113.05 AUD ORD ltd -10,669 -10,669 22-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 113.05 AUD ORD ltd -31,741 -31,741 22-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 113.60 AUD ORD ltd -853 -853 22-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 113.60 AUD ORD ltd 429 429 22-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 113.60 AUD ORD ltd 858 858 22-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 113.60 AUD ORD ltd 1,622 1,622 22-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 113.60 AUD ORD ltd 65 65 22-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 113.60 AUD ORD ltd 2,475 2,475 22-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 113.60 AUD ORD ltd 300 300 22-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 113.60 AUD ORD ltd -819 -819 22-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 113.60 AUD ORD ltd 138 138 22-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 113.60 AUD ORD ltd 926 926 22-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 113.60 AUD ORD ltd 235 235 22-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 113.60 AUD ORD ltd 456 456 22-Apr-22 BLACKROCK ADVISORS LLC on mkt buy 113.60 AUD ORD ltd 2,138 2,138 22-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 113.60 AUD ORD ltd -6,243 -6,243 22-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 113.60 AUD ORD ltd -1,482 -1,482 22-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 113.60 AUD ORD ltd -2,280 -2,280 22-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 56.89 GBP ORD plc -29 -29 22-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 56.89 GBP ORD plc -2,188 -2,188 22-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 56.89 GBP ORD plc -2,378 -2,378 22-Apr-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -2,901,595 -2,901,595 22-Apr-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 2,901,595 2,901,595 22-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 57.30 GBP ORD plc 200 200 RIO page 287 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 57.06 GBP ORD plc -8,575 -8,575 22-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 57.06 GBP ORD plc -8,721 -8,721 22-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 57.06 GBP ORD plc -8,068 -8,068 22-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 57.06 GBP ORD plc -8,149 -8,149 22-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 57.06 GBP ORD plc -10,263 -10,263 22-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 57.06 GBP ORD plc -9,288 -9,288 22-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 57.06 GBP ORD plc -4,299 -4,299 22-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 56.64 GBP ORD plc -1,372 -1,372 22-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 56.64 GBP ORD plc -7,334 -7,334 22-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 56.64 GBP ORD plc -840 -840 22-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 56.64 GBP ORD plc 7,555 7,555 22-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 56.64 GBP ORD plc 1,443 1,443 22-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 56.64 GBP ORD plc 1,050 1,050 22-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 56.64 GBP ORD plc 2,558 2,558 22-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 56.64 GBP ORD plc -5,585 -5,585 22-Apr-22 BlackRock Investment Management, LLC on mkt buy 56.64 GBP ORD plc 9,966 9,966 22-Apr-22 BlackRock Investment Management, LLC on mkt buy 56.64 GBP ORD plc 1,903 1,903 22-Apr-22 BlackRock Investment Management, LLC on mkt buy 56.64 GBP ORD plc 869 869 22-Apr-22 BlackRock Investment Management, LLC on mkt buy 56.64 GBP ORD plc 4,547 4,547 22-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 56.64 GBP ORD plc -1,955 -1,955 22-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 56.64 GBP ORD plc -4,215 -4,215 22-Apr-22 BlackRock Investment Management, LLC on mkt sell 56.64 GBP ORD plc -461 -461 22-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.64 GBP ORD plc 42 42 22-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 56.64 GBP ORD plc 47,736 47,736 22-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 56.64 GBP ORD plc 1,368 1,368 22-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 56.64 GBP ORD plc 178 178 22-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 56.64 GBP ORD plc 949 949 22-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 56.64 GBP ORD plc 610 610 22-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 56.64 GBP ORD plc 254 254 22-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 56.64 GBP ORD plc 525 525 22-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 56.64 GBP ORD plc 896 896 22-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 56.64 GBP ORD plc -2,499 -2,499 22-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 56.64 GBP ORD plc -5,585 -5,585 22-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 56.64 GBP ORD plc 200 200 22-Apr-22 BlackRock Investment Management (UK) Limited in specie n/a AUD ORD ltd -1,239 -1,239 22-Apr-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc -41,383 -41,383 22-Apr-22 BlackRock Asset Management Canada Limited on mkt buy 72.83 USD ADR 1:1 2,359 2,359 22-Apr-22 BlackRock Advisors (UK) Limited in specie n/a AUD ORD ltd -1,622 -1,622 22-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -59,983 -59,983 22-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 680 680 22-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -110 -110 22-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 12,827 12,827 22-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -253,234 -253,234 22-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -34,966 -34,966 RIO page 288 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Apr-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -22 -22 22-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 27 27 22-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 7,723 7,723 22-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 2,676 2,676 22-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -14,830 -14,830 22-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 15,190 15,190 22-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 30,781 30,781 22-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -1,467 -1,467 22-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 637 637 22-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 13 13 22-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -21,802 -21,802 22-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -790,186 -790,186 22-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 788,677 788,677 22-Apr-22 APERIO GROUP LLC in specie n/a GBP ORD plc 3,004 3,004 22-Apr-22 APERIO GROUP LLC in specie n/a AUD ORD ltd 9,492 9,492 25-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -1,831 -1,831 25-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -638 -638 25-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,995 1,995 25-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 510 510 25-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 54.09 GBP ORD plc 1,880 1,880 25-Apr-22 BlackRock Fund Advisors on mkt buy 54.90 GBP ORD plc 9,594 9,594 25-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 53.39 GBP ORD plc -45,000 -45,000 25-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 53.87 GBP ORD plc -4,659 -4,659 25-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 53.87 GBP ORD plc -1,239 -1,239 25-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 53.87 GBP ORD plc -9,857 -9,857 25-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 53.87 GBP ORD plc -6,252 -6,252 25-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 54.19 GBP ORD plc 554 554 25-Apr-22 BlackRock Japan Co., Ltd. on mkt sell 53.72 GBP ORD plc -47 -47 25-Apr-22 BlackRock Investment Management, LLC on mkt sell 53.72 GBP ORD plc -11,045 -11,045 25-Apr-22 BlackRock Investment Management, LLC on mkt sell 53.72 GBP ORD plc -4,308 -4,308 25-Apr-22 BlackRock Fund Advisors on mkt buy 53.72 GBP ORD plc 1,109 1,109 25-Apr-22 BlackRock Fund Advisors on mkt buy 53.72 GBP ORD plc 241 241 25-Apr-22 BlackRock Fund Advisors on mkt buy 53.72 GBP ORD plc 126 126 25-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 53.72 GBP ORD plc -9,603 -9,603 25-Apr-22 BlackRock Asset Management Canada Limited on mkt buy 53.72 GBP ORD plc 162 162 25-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 53.72 GBP ORD plc -1,118 -1,118 25-Apr-22 BlackRock Fund Advisors on mkt buy 53.72 GBP ORD plc 300 300 25-Apr-22 BlackRock Fund Advisors on mkt buy 53.72 GBP ORD plc 6,267 6,267 25-Apr-22 BlackRock Fund Advisors on mkt buy 53.72 GBP ORD plc 94 94 25-Apr-22 BlackRock Fund Advisors on mkt buy 53.72 GBP ORD plc 287 287 25-Apr-22 BlackRock Investment Management, LLC on mkt buy 53.72 GBP ORD plc 1,681 1,681 25-Apr-22 BlackRock Investment Management, LLC on mkt buy 53.72 GBP ORD plc 7,572 7,572 25-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 53.72 GBP ORD plc -4,565 -4,565 25-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 53.72 GBP ORD plc 293 293 25-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.72 GBP ORD plc 775 775 25-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.72 GBP ORD plc 183 183 25-Apr-22 BlackRock Asset Management Canada Limited on mkt buy 53.72 GBP ORD plc 26 26 25-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 53.72 GBP ORD plc 53 53 RIO page 289 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Apr-22 BlackRock Investment Management, LLC on mkt buy 53.72 GBP ORD plc 46 46 25-Apr-22 BlackRock Fund Advisors on mkt buy 53.72 GBP ORD plc 743 743 25-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.72 GBP ORD plc 7 7 25-Apr-22 BlackRock Fund Advisors on mkt buy 53.72 GBP ORD plc 5,028 5,028 25-Apr-22 BlackRock Fund Advisors on mkt buy 53.72 GBP ORD plc 1,095 1,095 25-Apr-22 BlackRock Fund Advisors on mkt buy 53.72 GBP ORD plc 574 574 25-Apr-22 BlackRock Asset Management Canada Limited on mkt buy 53.72 GBP ORD plc 739 739 25-Apr-22 BlackRock Fund Advisors on mkt buy 53.72 GBP ORD plc 1,363 1,363 25-Apr-22 BlackRock Fund Advisors on mkt buy 53.72 GBP ORD plc 28,398 28,398 25-Apr-22 BlackRock Fund Advisors on mkt buy 53.72 GBP ORD plc 430 430 25-Apr-22 BlackRock Fund Advisors on mkt buy 53.72 GBP ORD plc 1,306 1,306 25-Apr-22 BlackRock Investment Management, LLC on mkt buy 53.72 GBP ORD plc 7,619 7,619 25-Apr-22 BlackRock Investment Management, LLC on mkt buy 53.72 GBP ORD plc 34,311 34,311 25-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 53.72 GBP ORD plc 1,333 1,333 25-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.72 GBP ORD plc 3,515 3,515 25-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.72 GBP ORD plc 831 831 25-Apr-22 BlackRock Asset Management Canada Limited on mkt buy 53.72 GBP ORD plc 123 123 25-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 53.72 GBP ORD plc 245 245 25-Apr-22 BlackRock Investment Management, LLC on mkt buy 53.72 GBP ORD plc 211 211 25-Apr-22 BlackRock Fund Advisors on mkt buy 53.72 GBP ORD plc 3,369 3,369 25-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.72 GBP ORD plc 35 35 25-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 53.72 GBP ORD plc -788 -788 25-Apr-22 BlackRock Fund Advisors on mkt buy 53.72 GBP ORD plc 213 213 25-Apr-22 BlackRock Fund Advisors on mkt buy 53.72 GBP ORD plc 67 67 25-Apr-22 BlackRock Fund Advisors on mkt buy 53.72 GBP ORD plc 203 203 25-Apr-22 BlackRock Investment Management, LLC on mkt buy 53.72 GBP ORD plc 1,188 1,188 25-Apr-22 BlackRock Investment Management, LLC on mkt buy 53.72 GBP ORD plc 5,351 5,351 25-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 53.72 GBP ORD plc -7,060 -7,060 25-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 53.72 GBP ORD plc 38 38 25-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 53.72 GBP ORD plc 2,104 2,104 25-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 53.72 GBP ORD plc 2,162 2,162 25-Apr-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -31,785 -31,785 25-Apr-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -2,445 -2,445 25-Apr-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -2,445 -2,445 25-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -23 -23 25-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -3,334 -3,334 25-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -103 -103 25-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -21,304 -21,304 25-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -560,100 -560,100 25-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -21,528 -21,528 25-Apr-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 8 8 25-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 6 6 25-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -30,692 -30,692 25-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 16,260 16,260 25-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 883 883 25-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -59,895 -59,895 25-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -1,016 -1,016 RIO page 290 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -139,919 -139,919 25-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -43 -43 25-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -105 -105 25-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2,640 2,640 25-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -504 -504 25-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 45 45 26-Apr-22 BlackRock Investment Management, LLC in specie n/a AUD ORD ltd 12,658 12,658 26-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -6,438 -6,438 26-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -2,130 -2,130 26-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -8,584 -8,584 26-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -2,840 -2,840 26-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -25,752 -25,752 26-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -8,520 -8,520 26-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -11,976 -11,976 26-Apr-22 BlackRock Japan Co., Ltd. on mkt sell 109.87 AUD ORD ltd -33 -33 26-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 108.95 AUD ORD ltd -666 -666 26-Apr-22 BlackRock Fund Advisors on mkt buy 109.87 AUD ORD ltd 1,476 1,476 26-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 109.87 AUD ORD ltd 2,963 2,963 26-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 109.87 AUD ORD ltd 430 430 26-Apr-22 BlackRock Asset Management Canada Limited on mkt buy 109.87 AUD ORD ltd 33 33 26-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 109.87 AUD ORD ltd 7 7 26-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 109.87 AUD ORD ltd 2,187 2,187 26-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 108.97 AUD ORD ltd -491 -491 26-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 109.02 AUD ORD ltd 656 656 26-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 108.76 AUD ORD ltd 1,290 1,290 26-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 108.76 AUD ORD ltd 1,720 1,720 26-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 108.76 AUD ORD ltd -1,628 -1,628 26-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 108.76 AUD ORD ltd 6,600 6,600 26-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 108.76 AUD ORD ltd -1,650 -1,650 26-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 108.76 AUD ORD ltd 60 60 26-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 108.76 AUD ORD ltd -300 -300 26-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 108.76 AUD ORD ltd -157 -157 26-Apr-22 BlackRock Investment Management, LLC on mkt sell 108.76 AUD ORD ltd -2,930 -2,930 26-Apr-22 BlackRock Investment Management, LLC on mkt sell 108.76 AUD ORD ltd -1,036 -1,036 26-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 108.76 AUD ORD ltd 79 79 26-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 108.76 AUD ORD ltd 839 839 26-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 108.76 AUD ORD ltd 598 598 26-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 108.76 AUD ORD ltd -9,633 -9,633 26-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 108.76 AUD ORD ltd 806 806 26-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 108.76 AUD ORD ltd 39 39 26-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 108.76 AUD ORD ltd 317 317 26-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 54.27 GBP ORD plc 1,112 1,112 26-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 54.36 GBP ORD plc -17,741 -17,741 26-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 54.36 GBP ORD plc -3,468 -3,468 26-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 54.26 GBP ORD plc 724 724 26-Apr-22 BLACKROCK ADVISORS LLC on mkt buy 54.34 GBP ORD plc 27,398 27,398 26-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 54.34 GBP ORD plc 1,515 1,515 RIO page 291 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 54.53 GBP ORD plc -9,894 -9,894 26-Apr-22 BlackRock Investment Management, LLC on mkt buy 54.53 GBP ORD plc 772 772 26-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 54.53 GBP ORD plc 1,280 1,280 26-Apr-22 BlackRock Asset Management Canada Limited on mkt buy 54.53 GBP ORD plc 196 196 26-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 54.53 GBP ORD plc 2,153 2,153 26-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 54.53 GBP ORD plc -1,119 -1,119 26-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 54.53 GBP ORD plc 262 262 26-Apr-22 BlackRock Investment Management, LLC on mkt buy 54.53 GBP ORD plc 16,207 16,207 26-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 54.53 GBP ORD plc -35,031 -35,031 26-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 54.53 GBP ORD plc -979 -979 26-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 54.53 GBP ORD plc -323 -323 26-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 54.53 GBP ORD plc 376 376 26-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 54.53 GBP ORD plc 1,578 1,578 26-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 54.53 GBP ORD plc -868 -868 26-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 19,040 19,040 26-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 8,032 8,032 26-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -4 -4 26-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 1,014 1,014 26-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 179 179 26-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -9,716 -9,716 26-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 692,832 692,832 26-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 61,831 61,831 26-Apr-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -188 -188 26-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -9 -9 26-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -16,296 -16,296 26-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 15,886 15,886 26-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 10,294 10,294 26-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 12,249 12,249 26-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -165,966 -165,966 26-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 225 225 26-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd 194 194 26-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2,640 -2,640 26-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,447 -1,447 26-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -19,597 -19,597 27-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 5,374 5,374 27-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 107.97 AUD ORD ltd -2,770 -2,770 27-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 108.55 AUD ORD ltd -2,684 -2,684 27-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 108.55 AUD ORD ltd -1,196 -1,196 27-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 108.55 AUD ORD ltd -1,186 -1,186 27-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 108.64 AUD ORD ltd 10,032 10,032 27-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 108.63 AUD ORD ltd -1,414 -1,414 27-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 108.63 AUD ORD ltd -20,478 -20,478 27-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 108.96 AUD ORD ltd 430 430 27-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 108.96 AUD ORD ltd 860 860 27-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 108.96 AUD ORD ltd -813 -813 27-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 108.96 AUD ORD ltd 13 13 RIO page 292 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 108.96 AUD ORD ltd 180 180 27-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 108.96 AUD ORD ltd 267 267 27-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 108.96 AUD ORD ltd -1,824 -1,824 27-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 108.96 AUD ORD ltd -150 -150 27-Apr-22 BLACKROCK ADVISORS LLC on mkt buy 108.96 AUD ORD ltd 76 76 27-Apr-22 BLACKROCK ADVISORS LLC on mkt buy 108.96 AUD ORD ltd 305 305 27-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 108.96 AUD ORD ltd 2,147 2,147 27-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 108.96 AUD ORD ltd 7,072 7,072 27-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 108.96 AUD ORD ltd 32 32 27-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 108.96 AUD ORD ltd 124 124 27-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 56.39 GBP ORD plc 11,884 11,884 27-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 56.32 GBP ORD plc -14,748 -14,748 27-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 56.65 GBP ORD plc 190 190 27-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 56.75 GBP ORD plc 5,651 5,651 27-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 56.75 GBP ORD plc -1,132 -1,132 27-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 56.75 GBP ORD plc 40 40 27-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 56.75 GBP ORD plc 2,075 2,075 27-Apr-22 BlackRock Investment Management, LLC on mkt buy 56.75 GBP ORD plc 2,227 2,227 27-Apr-22 BlackRock Investment Management, LLC on mkt buy 56.75 GBP ORD plc 14,603 14,603 27-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 56.75 GBP ORD plc -7,510 -7,510 27-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 56.75 GBP ORD plc 526 526 27-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 56.75 GBP ORD plc 786 786 27-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 56.75 GBP ORD plc 811 811 27-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 56.75 GBP ORD plc 1,052 1,052 27-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 56.75 GBP ORD plc 426 426 27-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 56.75 GBP ORD plc -6,714 -6,714 27-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 56.75 GBP ORD plc -1,119 -1,119 27-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 56.75 GBP ORD plc -12,196 -12,196 27-Apr-22 BlackRock Investment Management, LLC on mkt buy 56.75 GBP ORD plc 1,641 1,641 27-Apr-22 BlackRock Investment Management, LLC on mkt buy 56.75 GBP ORD plc 10,767 10,767 27-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 56.75 GBP ORD plc -212 -212 27-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 95 95 27-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -1,620 -1,620 27-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 946 946 27-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -12,065 -12,065 27-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -1,506,227 -1,506,227 27-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -23,382 -23,382 27-Apr-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 1,410 1,410 27-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 192 192 27-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 153 153 27-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 48,031 48,031 27-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 2,947 2,947 27-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 1,077,760 1,077,760 27-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -26,998 -26,998 27-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 238 238 27-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -313 -313 RIO page 293 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 68 68 27-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -147 -147 27-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,688 -1,688 28-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -5,988 -5,988 28-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 111.98 AUD ORD ltd 19 19 28-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 111.95 AUD ORD ltd 12,570 12,570 28-Apr-22 BlackRock Investment Management, LLC on mkt buy 111.98 AUD ORD ltd 797 797 28-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 112.80 AUD ORD ltd 430 430 28-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 112.80 AUD ORD ltd 180 180 28-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 112.80 AUD ORD ltd 1,350 1,350 28-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 112.80 AUD ORD ltd 525 525 28-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 112.80 AUD ORD ltd -152 -152 28-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 112.80 AUD ORD ltd 546 546 28-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 112.80 AUD ORD ltd 861 861 28-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 112.80 AUD ORD ltd 287 287 28-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 112.80 AUD ORD ltd 334 334 28-Apr-22 BlackRock Fund Advisors on mkt buy 112.80 AUD ORD ltd 1,286 1,286 28-Apr-22 BlackRock Fund Advisors on mkt buy 112.80 AUD ORD ltd 445 445 28-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 112.80 AUD ORD ltd -513 -513 28-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 56.58 GBP ORD plc 24,587 24,587 28-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 56.47 GBP ORD plc -687 -687 28-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 56.46 GBP ORD plc 237 237 28-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 56.67 GBP ORD plc 67,274 67,274 28-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 56.57 GBP ORD plc -13,671 -13,671 28-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 56.28 GBP ORD plc 356 356 28-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 56.28 GBP ORD plc 33,762 33,762 28-Apr-22 BlackRock (Singapore) Limited on mkt sell 56.28 GBP ORD plc -279 -279 28-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 56.28 GBP ORD plc -1,709 -1,709 28-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 56.28 GBP ORD plc 158 158 28-Apr-22 BlackRock Fund Advisors on mkt buy 56.28 GBP ORD plc 55 55 28-Apr-22 BlackRock Fund Advisors on mkt buy 56.28 GBP ORD plc 18 18 28-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 56.28 GBP ORD plc 786 786 28-Apr-22 BlackRock Investment Management, LLC on mkt buy 56.28 GBP ORD plc 232 232 28-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.28 GBP ORD plc 1,156 1,156 28-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 56.28 GBP ORD plc 13 13 28-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 56.48 GBP ORD plc 33,809 33,809 28-Apr-22 BlackRock Asset Management Deutschland AG on mkt buy 56.28 GBP ORD plc 526 526 28-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 56.28 GBP ORD plc 1,575 1,575 28-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 56.28 GBP ORD plc 1,668 1,668 28-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 56.28 GBP ORD plc 881 881 28-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 56.28 GBP ORD plc 2,643 2,643 28-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 56.28 GBP ORD plc 9,022 9,022 28-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 56.28 GBP ORD plc 4,021 4,021 28-Apr-22 BlackRock Fund Advisors on mkt buy 56.28 GBP ORD plc 1,399 1,399 28-Apr-22 BlackRock Fund Advisors on mkt buy 56.28 GBP ORD plc 471 471 28-Apr-22 BlackRock Investment Management, LLC on mkt buy 56.28 GBP ORD plc 5,895 5,895 28-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.28 GBP ORD plc 29,274 29,274 28-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 56.28 GBP ORD plc 351 351 28-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 56.28 GBP ORD plc -6,118 -6,118 28-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 56.28 GBP ORD plc 4,050 4,050 28-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 56.28 GBP ORD plc -436 -436 RIO page 294 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Apr-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 45,026 45,026 28-Apr-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 9,897 9,897 28-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -8,563 -8,563 28-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -1,538 -1,538 28-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 138,953 138,953 28-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -16,532 -16,532 28-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 283,345 283,345 28-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 31,906 31,906 28-Apr-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -1,240 -1,240 28-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 166 166 28-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -153 -153 28-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 18,900 18,900 28-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 139,681 139,681 28-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -36,959 -36,959 28-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -509,858 -509,858 28-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -167,566 -167,566 28-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -46 -46 28-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a AUD ORD ltd -285 -285 28-Apr-22 BLACKROCK ADVISORS LLC SELLOPEN 1.55 GBP Option plc 1 1,044 28-Apr-22 BlackRock Investment Management, LLC SELLOPEN 1.55 GBP Option plc 8 8,352 28-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. SELLOPEN 1.55 GBP Option plc 3 3,132 28-Apr-22 BlackRock Investment Management (Australia) Limited SELLOPEN 1.55 GBP Option plc 4 4,176 28-Apr-22 BLACKROCK ADVISORS LLC SELLOPEN 1.55 GBP Option plc 224 233,856 28-Apr-22 BlackRock Investment Management, LLC SELLOPEN 1.55 GBP Option plc 35 36,540 28-Apr-22 BlackRock Institutional Trust Company, National Association SELLOPEN 1.55 GBP Option plc 24 25,056 28-Apr-22 BLACKROCK ADVISORS LLC SELLOPEN 1.55 GBP Option plc 66 68,904 28-Apr-22 BLACKROCK ADVISORS LLC SELLOPEN 1.55 GBP Option plc 1 1,044 28-Apr-22 BlackRock (Singapore) Limited SELLOPEN 1.55 GBP Option plc 166 173,304 28-Apr-22 BlackRock Investment Management (UK) Limited SELLOPEN 1.55 GBP Option plc 4 4,176 28-Apr-22 BlackRock Investment Management, LLC SELLOPEN 1.55 GBP Option plc 10 10,440 28-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 522 522 28-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 8,321 8,321 29-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -5,988 -5,988 29-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,394 2,394 29-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 612 612 29-Apr-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,000 2,000 29-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 664 664 29-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 112.54 AUD ORD ltd 620 620 29-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 112.83 AUD ORD ltd 1,852 1,852 29-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 112.83 AUD ORD ltd -319 -319 29-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 112.83 AUD ORD ltd 1,170 1,170 29-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 112.83 AUD ORD ltd -273 -273 29-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 112.83 AUD ORD ltd -1,852 -1,852 29-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 112.83 AUD ORD ltd -1,054 -1,054 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 112.83 AUD ORD ltd 2,974 2,974 29-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 112.83 AUD ORD ltd -997 -997 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 112.83 AUD ORD ltd -2,444 -2,444 RIO page 295 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 112.83 AUD ORD ltd -282 -282 29-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 112.83 AUD ORD ltd -624 -624 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 112.83 AUD ORD ltd -8,684 -8,684 29-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 112.83 AUD ORD ltd -436 -436 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 112.83 AUD ORD ltd -173 -173 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 112.83 AUD ORD ltd -20 -20 29-Apr-22 BLACKROCK ADVISORS LLC on mkt buy 112.83 AUD ORD ltd 440 440 29-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 112.83 AUD ORD ltd -1,616 -1,616 29-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 112.83 AUD ORD ltd -44 -44 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 112.83 AUD ORD ltd -620 -620 29-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 112.83 AUD ORD ltd -31 -31 29-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 112.83 AUD ORD ltd 251 251 29-Apr-22 BlackRock Investment Management, LLC on mkt buy 112.83 AUD ORD ltd 305 305 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 57.09 GBP ORD plc 9,933 9,933 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 57.51 GBP ORD plc 2,360 2,360 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 57.50 GBP ORD plc 337 337 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 57.12 GBP ORD plc -4,194 -4,194 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 57.12 GBP ORD plc -1,790 -1,790 29-Apr-22 BLACKROCK ADVISORS LLC on mkt buy 57.39 GBP ORD plc 57 57 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 57.26 GBP ORD plc -7,474 -7,474 29-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.06 GBP ORD plc -855 -855 29-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 57.06 GBP ORD plc -887 -887 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 57.06 GBP ORD plc -458 -458 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 57.06 GBP ORD plc -2,519 -2,519 29-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 57.06 GBP ORD plc -58 -58 29-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 57.06 GBP ORD plc -1,510 -1,510 29-Apr-22 BlackRock Investment Management, LLC on mkt buy 57.06 GBP ORD plc 1,867 1,867 29-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 57.06 GBP ORD plc 631 631 29-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.06 GBP ORD plc -2,950 -2,950 29-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.06 GBP ORD plc -115 -115 29-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.06 GBP ORD plc -42 -42 29-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.06 GBP ORD plc -1,092 -1,092 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 57.06 GBP ORD plc -250 -250 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 57.06 GBP ORD plc -6,391 -6,391 29-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.06 GBP ORD plc -4,355 -4,355 29-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 57.06 GBP ORD plc 720 720 29-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 57.06 GBP ORD plc -10 -10 29-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 57.06 GBP ORD plc -277 -277 29-Apr-22 BLACKROCK ADVISORS LLC on mkt buy 57.06 GBP ORD plc 349 349 29-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.06 GBP ORD plc -41 -41 29-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 57.06 GBP ORD plc -1,070 -1,070 RIO page 296 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 57.06 GBP ORD plc 9,690 9,690 29-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 57.06 GBP ORD plc -27 -27 29-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 57.06 GBP ORD plc -702 -702 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 57.06 GBP ORD plc -8,984 -8,984 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 57.06 GBP ORD plc -350 -350 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 57.06 GBP ORD plc -58 -58 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 57.06 GBP ORD plc -1,507 -1,507 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 57.06 GBP ORD plc -2,470 -2,470 29-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 57.06 GBP ORD plc 4,415 4,415 29-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 57.06 GBP ORD plc -834 -834 29-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 57.06 GBP ORD plc 2,094 2,094 29-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 57.06 GBP ORD plc 1,633 1,633 29-Apr-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 19,461 19,461 29-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 30,600 30,600 29-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 996 996 29-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -138,776 -138,776 29-Apr-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 10,576 10,576 29-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 202,134 202,134 29-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -7,416 -7,416 29-Apr-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 2 2 29-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 54,411 54,411 29-Apr-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 8,014 8,014 29-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 237,547 237,547 29-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -199,798 -199,798 29-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 13,229 13,229 29-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -484,876 -484,876 29-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 63,282 63,282 29-Apr-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 157 157 29-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 14,225 14,225 29-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -10 -10 29-Apr-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -264 -264 02-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 510 510 02-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 408 408 02-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 656 656 02-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 113.10 AUD ORD ltd 451 451 02-May-22 BlackRock Investment Management (UK) Limited on mkt sell 112.72 AUD ORD ltd -1,875 -1,875 02-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 113.59 AUD ORD ltd 326 326 02-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 113.59 AUD ORD ltd -981 -981 02-May-22 BlackRock Fund Advisors on mkt buy 113.59 AUD ORD ltd 2,747 2,747 02-May-22 BlackRock Fund Advisors on mkt buy 113.59 AUD ORD ltd 1,829 1,829 02-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -56,128 -56,128 02-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 261 261 02-May-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -51 -51 02-May-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -1,142 -1,142 02-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 577,704 577,704 02-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -31,168 -31,168 02-May-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -68 -68 02-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 127,476 127,476 02-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -255 -255 02-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -89,816 -89,816 RIO page 297 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-May-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -318 -318 02-May-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 1,055 1,055 02-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -33,955 -33,955 02-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 160,988 160,988 02-May-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 59 59 02-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -5,436 -5,436 02-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -19 -19 02-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -3,507 -3,507 03-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,995 1,995 03-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,596 1,596 03-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,000 2,000 03-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,596 1,596 03-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 404 404 03-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 112.02 AUD ORD ltd -373 -373 03-May-22 BlackRock Fund Advisors on mkt buy 113.14 AUD ORD ltd 979 979 03-May-22 BlackRock Fund Advisors on mkt buy 113.14 AUD ORD ltd 3,043 3,043 03-May-22 BlackRock Advisors (UK) Limited on mkt buy 111.85 AUD ORD ltd 26 26 03-May-22 BlackRock Advisors (UK) Limited on mkt sell 111.85 AUD ORD ltd -1,599 -1,599 03-May-22 BlackRock Investment Management (UK) Limited on mkt buy 111.85 AUD ORD ltd 202 202 03-May-22 BLACKROCK ADVISORS LLC on mkt buy 111.85 AUD ORD ltd 296 296 03-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 111.85 AUD ORD ltd 714 714 03-May-22 BlackRock Fund Advisors on mkt buy 111.85 AUD ORD ltd 1,411 1,411 03-May-22 BlackRock Investment Management, LLC on mkt buy 111.85 AUD ORD ltd 410 410 03-May-22 BlackRock Asset Management Canada Limited on mkt buy 111.85 AUD ORD ltd 319 319 03-May-22 BlackRock Japan Co., Ltd. on mkt sell 56.99 GBP ORD plc -352 -352 03-May-22 BlackRock Asset Management Canada Limited on mkt buy 56.99 GBP ORD plc 19 19 03-May-22 BlackRock Investment Management (UK) Limited on mkt buy 56.46 GBP ORD plc 12,291 12,291 03-May-22 BlackRock Investment Management (UK) Limited on mkt buy 56.55 GBP ORD plc 350 350 03-May-22 BlackRock Investment Management (UK) Limited on mkt buy 56.50 GBP ORD plc 731 731 03-May-22 BlackRock Advisors (UK) Limited on mkt sell 56.45 GBP ORD plc -237,157 -237,157 03-May-22 BlackRock Advisors (UK) Limited on mkt sell 56.45 GBP ORD plc -5,473 -5,473 03-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 56.45 GBP ORD plc 931 931 03-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 56.45 GBP ORD plc -520 -520 03-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 56.45 GBP ORD plc -2,328 -2,328 03-May-22 BlackRock Fund Advisors on mkt buy 56.45 GBP ORD plc 3,516 3,516 03-May-22 BlackRock Fund Advisors on mkt buy 56.45 GBP ORD plc 17,161 17,161 03-May-22 BlackRock Advisors (UK) Limited on mkt sell 56.45 GBP ORD plc -1,851 -1,851 03-May-22 BlackRock Asset Management Deutschland AG on mkt sell 56.45 GBP ORD plc -4,780 -4,780 03-May-22 BlackRock Advisors (UK) Limited on mkt buy 56.45 GBP ORD plc 80 80 03-May-22 BlackRock Asset Management Canada Limited on mkt buy 56.45 GBP ORD plc 619 619 03-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.45 GBP ORD plc 4,127 4,127 03-May-22 BlackRock Fund Advisors on mkt buy 56.45 GBP ORD plc 3,424 3,424 03-May-22 BlackRock Advisors (UK) Limited on mkt sell 56.45 GBP ORD plc -1,120 -1,120 03-May-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,445 2,445 03-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 17,108 17,108 03-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -792 -792 03-May-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -2,291 -2,291 03-May-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -8,854 -8,854 03-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 2,640 2,640 03-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -1,257,432 -1,257,432 03-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 56,456 56,456 RIO page 298 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-May-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -105 -105 03-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 2,659 2,659 03-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -6,685 -6,685 03-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -8,958 -8,958 03-May-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -3,918 -3,918 03-May-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -11,308 -11,308 03-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 413,312 413,312 03-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -160,638 -160,638 03-May-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -303 -303 03-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 41 41 03-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -184 -184 03-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,182 1,182 03-May-22 BlackRock (Singapore) Limited in specie n/a GBP ORD plc -50,639 -50,639 03-May-22 BlackRock (Singapore) Limited in specie n/a GBP ORD plc -6,927 -6,927 03-May-22 BlackRock (Singapore) Limited in specie n/a AUD ORD ltd -2,386 -2,386 04-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 999 999 04-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,215 1,215 04-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 405 405 04-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 111.59 AUD ORD ltd 155 155 04-May-22 BlackRock Investment Management (UK) Limited on mkt sell 112.53 AUD ORD ltd -2,579 -2,579 04-May-22 BlackRock Investment Management (UK) Limited on mkt sell 111.58 AUD ORD ltd -3,190 -3,190 04-May-22 BlackRock Fund Advisors on mkt buy 112.49 AUD ORD ltd 2,157 2,157 04-May-22 BlackRock Investment Management (UK) Limited on mkt sell 111.58 AUD ORD ltd -422 -422 04-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 111.53 AUD ORD ltd 1,373 1,373 04-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 111.53 AUD ORD ltd 5,113 5,113 04-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 111.37 AUD ORD ltd -12,533 -12,533 04-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 111.37 AUD ORD ltd -2,307 -2,307 04-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 111.37 AUD ORD ltd -2,444 -2,444 04-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 111.11 AUD ORD ltd 853 853 04-May-22 BlackRock Asset Management Deutschland AG on mkt buy 111.11 AUD ORD ltd 1,290 1,290 04-May-22 BlackRock Advisors (UK) Limited on mkt buy 111.11 AUD ORD ltd 4,884 4,884 04-May-22 BlackRock Advisors (UK) Limited on mkt buy 111.11 AUD ORD ltd 39 39 04-May-22 BlackRock Advisors (UK) Limited on mkt sell 111.11 AUD ORD ltd -2,475 -2,475 04-May-22 BlackRock Advisors (UK) Limited on mkt buy 111.11 AUD ORD ltd 584 584 04-May-22 BlackRock Advisors (UK) Limited on mkt buy 111.11 AUD ORD ltd 274 274 04-May-22 BlackRock Advisors (UK) Limited on mkt buy 111.11 AUD ORD ltd 274 274 04-May-22 BlackRock Advisors (UK) Limited on mkt buy 111.11 AUD ORD ltd 274 274 04-May-22 BlackRock Investment Management, LLC on mkt buy 111.11 AUD ORD ltd 1,230 1,230 04-May-22 BlackRock Investment Management, LLC on mkt buy 111.11 AUD ORD ltd 539 539 04-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.62 GBP ORD plc -5,700 -5,700 04-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.62 GBP ORD plc -4,200 -4,200 04-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.62 GBP ORD plc -1,300 -1,300 04-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.62 GBP ORD plc -13,300 -13,300 04-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.62 GBP ORD plc -2,800 -2,800 04-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.62 GBP ORD plc -2,500 -2,500 RIO page 299 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.62 GBP ORD plc -2,900 -2,900 04-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.62 GBP ORD plc -1,700 -1,700 04-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.62 GBP ORD plc -1,300 -1,300 04-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.62 GBP ORD plc -25,500 -25,500 04-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.62 GBP ORD plc -500 -500 04-May-22 BlackRock Investment Management (UK) Limited on mkt buy 55.30 GBP ORD plc 636 636 04-May-22 BlackRock Investment Management (UK) Limited on mkt sell 55.11 GBP ORD plc -6,487 -6,487 04-May-22 BlackRock Investment Management (UK) Limited on mkt buy 55.10 GBP ORD plc 169 169 04-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -8,048 -8,048 04-May-22 BlackRock Investment Management, LLC on mkt buy 54.92 GBP ORD plc 1,760 1,760 04-May-22 BlackRock Advisors (UK) Limited on mkt sell 54.92 GBP ORD plc -6,258 -6,258 04-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.92 GBP ORD plc 1,264 1,264 04-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.92 GBP ORD plc 1,295 1,295 04-May-22 BlackRock Asset Management Canada Limited on mkt buy 54.92 GBP ORD plc 1,537 1,537 04-May-22 BlackRock Advisors (UK) Limited on mkt sell 54.92 GBP ORD plc -8,960 -8,960 04-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.92 GBP ORD plc 3,905 3,905 04-May-22 BlackRock Investment Management (UK) Limited on mkt buy 54.92 GBP ORD plc 771 771 04-May-22 BlackRock Asset Management Deutschland AG on mkt buy 54.92 GBP ORD plc 1,578 1,578 04-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.92 GBP ORD plc 120 120 04-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.92 GBP ORD plc 1,758 1,758 04-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.92 GBP ORD plc 834 834 04-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.92 GBP ORD plc 834 834 04-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.92 GBP ORD plc 834 834 04-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 12,952 12,952 04-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -17,300 -17,300 04-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 41 41 04-May-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -3,501 -3,501 04-May-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 52 52 04-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -2,640 -2,640 04-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 1,042,587 1,042,587 04-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -97,506 -97,506 04-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -185,120 -185,120 04-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 74 74 04-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -8,634 -8,634 04-May-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -197,326 -197,326 04-May-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 27,479 27,479 04-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -42,654 -42,654 04-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 125,110 125,110 04-May-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -3,972 -3,972 04-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 23 23 04-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 77 77 04-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,472 2,472 05-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,995 1,995 05-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 510 510 05-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 111.40 AUD ORD ltd 58 58 05-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 111.87 AUD ORD ltd 394 394 05-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 111.58 AUD ORD ltd 599 599 05-May-22 BlackRock Advisors (UK) Limited on mkt buy 111.58 AUD ORD ltd 26 26 05-May-22 BlackRock Advisors (UK) Limited on mkt buy 111.58 AUD ORD ltd 39 39 RIO page 300 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-May-22 BlackRock Advisors (UK) Limited on mkt buy 111.58 AUD ORD ltd 584 584 05-May-22 BLACKROCK ADVISORS LLC on mkt buy 111.58 AUD ORD ltd 1,260 1,260 05-May-22 BlackRock Investment Management (UK) Limited on mkt buy 55.74 GBP ORD plc 11,895 11,895 05-May-22 BlackRock Investment Management (UK) Limited on mkt sell 55.11 GBP ORD plc -21,081 -21,081 05-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 10,738 10,738 05-May-22 BlackRock Advisors (UK) Limited on mkt sell 54.81 GBP ORD plc -554 -554 05-May-22 BlackRock Asset Management Deutschland AG on mkt buy 54.81 GBP ORD plc 56,980 56,980 05-May-22 BlackRock Asset Management Deutschland AG on mkt buy 54.81 GBP ORD plc 42,735 42,735 05-May-22 BlackRock Asset Management Deutschland AG on mkt buy 54.81 GBP ORD plc 3,540 3,540 05-May-22 BlackRock Asset Management Deutschland AG on mkt buy 54.81 GBP ORD plc 5,035 5,035 05-May-22 BlackRock Advisors (UK) Limited on mkt sell 54.81 GBP ORD plc -878 -878 05-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.81 GBP ORD plc 2,079 2,079 05-May-22 BlackRock Asset Management Canada Limited on mkt sell 54.81 GBP ORD plc -424 -424 05-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.81 GBP ORD plc 7,703 7,703 05-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.81 GBP ORD plc 4,686 4,686 05-May-22 BlackRock Investment Management (UK) Limited on mkt buy 54.81 GBP ORD plc 2,702 2,702 05-May-22 BlackRock Investment Management (UK) Limited on mkt sell 55.78 GBP ORD plc -4,728 -4,728 05-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.81 GBP ORD plc 80 80 05-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.81 GBP ORD plc 120 120 05-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.81 GBP ORD plc 1,758 1,758 05-May-22 BlackRock Advisors (UK) Limited on mkt sell 54.81 GBP ORD plc -3,788 -3,788 05-May-22 BLACKROCK ADVISORS LLC on mkt buy 54.81 GBP ORD plc 3,788 3,788 05-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.81 GBP ORD plc 2,079 2,079 05-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -7,485 -7,485 05-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 182 182 05-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -15 -15 05-May-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 6 6 05-May-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -53 -53 05-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 174 174 05-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -1,247,664 -1,247,664 05-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -61 -61 05-May-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc 2 2 05-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 3 3 05-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -25 -25 05-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 203,101 203,101 05-May-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 81,669 81,669 05-May-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -27,193 -27,193 05-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 173,049 173,049 05-May-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 443 443 05-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -9,966 -9,966 05-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -178,887 -178,887 05-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 233,287 233,287 05-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 91 91 05-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,189 -2,189 06-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 48,570 48,570 06-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,005 2,005 06-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 510 510 06-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 108.82 AUD ORD ltd 228 228 06-May-22 BlackRock Investment Management (UK) Limited on mkt sell 108.73 AUD ORD ltd -1,261 -1,261 06-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 108.70 AUD ORD ltd 1,175 1,175 06-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -10,730 -10,730 RIO page 301 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -3,565 -3,565 06-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 108.97 AUD ORD ltd 2,190 2,190 06-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 108.97 AUD ORD ltd 10,576 10,576 06-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 109.26 AUD ORD ltd 30,640 30,640 06-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 109.26 AUD ORD ltd 1,149 1,149 06-May-22 BlackRock Asset Management Deutschland AG on mkt buy 109.26 AUD ORD ltd 862 862 06-May-22 BlackRock Advisors (UK) Limited on mkt buy 109.26 AUD ORD ltd 2,289 2,289 06-May-22 BlackRock Advisors (UK) Limited on mkt buy 109.26 AUD ORD ltd 13 13 06-May-22 BlackRock Advisors (UK) Limited on mkt sell 109.26 AUD ORD ltd -380 -380 06-May-22 BlackRock Advisors (UK) Limited on mkt buy 109.26 AUD ORD ltd 2,097 2,097 06-May-22 BlackRock Advisors (UK) Limited on mkt sell 109.26 AUD ORD ltd -233 -233 06-May-22 BlackRock Advisors (UK) Limited on mkt sell 109.26 AUD ORD ltd -150 -150 06-May-22 BlackRock Advisors (UK) Limited on mkt buy 109.26 AUD ORD ltd 274 274 06-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 109.26 AUD ORD ltd 1,228 1,228 06-May-22 BlackRock Advisors (UK) Limited on mkt sell 109.26 AUD ORD ltd -1,627 -1,627 06-May-22 BlackRock Investment Management (UK) Limited on mkt buy 109.26 AUD ORD ltd 12,009 12,009 06-May-22 BlackRock Investment Management (UK) Limited on mkt sell 109.26 AUD ORD ltd -3,380 -3,380 06-May-22 BlackRock Investment Management, LLC on mkt sell 109.26 AUD ORD ltd -1,298 -1,298 06-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 109.26 AUD ORD ltd 673 673 06-May-22 BlackRock Fund Advisors on mkt buy 109.26 AUD ORD ltd 1,745 1,745 06-May-22 BlackRock Asset Management Canada Limited on mkt buy 109.26 AUD ORD ltd 50 50 06-May-22 BlackRock Fund Advisors on mkt buy 109.26 AUD ORD ltd 833 833 06-May-22 BlackRock Fund Advisors on mkt buy 109.26 AUD ORD ltd 2,603 2,603 06-May-22 BlackRock Investment Management, LLC on mkt buy 109.26 AUD ORD ltd 112 112 06-May-22 BlackRock Investment Management, LLC on mkt buy 109.26 AUD ORD ltd 231 231 06-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 109.26 AUD ORD ltd 69 69 06-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.32 GBP ORD plc -4,400 -4,400 06-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.32 GBP ORD plc -3,600 -3,600 06-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.32 GBP ORD plc -500 -500 06-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.32 GBP ORD plc -8,100 -8,100 06-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.32 GBP ORD plc -2,300 -2,300 06-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.32 GBP ORD plc -2,000 -2,000 06-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.32 GBP ORD plc -2,400 -2,400 06-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.32 GBP ORD plc -1,600 -1,600 06-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.32 GBP ORD plc -700 -700 06-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.32 GBP ORD plc -14,000 -14,000 06-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.32 GBP ORD plc -400 -400 06-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.32 GBP ORD plc -800 -800 06-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.63 GBP ORD plc -4,394 -4,394 06-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -5,533 -5,533 06-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.40 GBP ORD plc 40 40 06-May-22 BlackRock Advisors (UK) Limited on mkt sell 54.40 GBP ORD plc -13,608 -13,608 06-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.40 GBP ORD plc 7,929 7,929 06-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.40 GBP ORD plc 338 338 06-May-22 BlackRock Asset Management Canada Limited on mkt buy 54.40 GBP ORD plc 5,088 5,088 RIO page 302 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.40 GBP ORD plc 891 891 06-May-22 BlackRock Investment Management, LLC on mkt sell 54.40 GBP ORD plc -3,914 -3,914 06-May-22 BlackRock Fund Advisors on mkt buy 54.40 GBP ORD plc 7,454 7,454 06-May-22 BlackRock Fund Advisors on mkt buy 54.40 GBP ORD plc 4,692 4,692 06-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.40 GBP ORD plc 9,316 9,316 06-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.40 GBP ORD plc 67,911 67,911 06-May-22 BlackRock Asset Management Canada Limited on mkt buy 54.40 GBP ORD plc 97 97 06-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.40 GBP ORD plc 524 524 06-May-22 BlackRock Fund Advisors on mkt buy 54.40 GBP ORD plc 611 611 06-May-22 BlackRock Fund Advisors on mkt buy 54.40 GBP ORD plc 988 988 06-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 54.40 GBP ORD plc -2,187 -2,187 06-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.40 GBP ORD plc 1,308 1,308 06-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.40 GBP ORD plc 617 617 06-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 54.40 GBP ORD plc 941 941 06-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 54.40 GBP ORD plc -151 -151 06-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 54.40 GBP ORD plc 233 233 06-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.40 GBP ORD plc -794 -794 06-May-22 BlackRock Advisors (UK) Limited on mkt sell 54.40 GBP ORD plc -1,090 -1,090 06-May-22 BlackRock Advisors (UK) Limited on mkt sell 54.40 GBP ORD plc -881 -881 06-May-22 BlackRock Advisors (UK) Limited on mkt sell 54.40 GBP ORD plc -471 -471 06-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.40 GBP ORD plc 834 834 06-May-22 BlackRock Asset Management Deutschland AG on mkt buy 54.40 GBP ORD plc 1,054 1,054 06-May-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 2,445 2,445 06-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -182 -182 06-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 32 32 06-May-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 3 3 06-May-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 19 19 06-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -174 -174 06-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 5,060,360 5,060,360 06-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -113 -113 06-May-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -2 -2 06-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 5 5 06-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 59 59 06-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -207,745 -207,745 06-May-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -79,590 -79,590 06-May-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 134 134 06-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 225,434 225,434 06-May-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -443 -443 06-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -449,943 -449,943 06-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -133 -133 06-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -173,856 -173,856 06-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -101 -101 06-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,476 1,476 09-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -2,104 -2,104 09-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 3,000 3,000 09-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 996 996 09-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 106.81 AUD ORD ltd 124 124 09-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 106.81 AUD ORD ltd 684 684 RIO page 303 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 106.80 AUD ORD ltd -3,447 -3,447 09-May-22 BlackRock Asset Management Deutschland AG on mkt buy 106.80 AUD ORD ltd 862 862 09-May-22 BlackRock Asset Management Deutschland AG on mkt buy 106.80 AUD ORD ltd 442 442 09-May-22 BlackRock Advisors (UK) Limited on mkt buy 106.80 AUD ORD ltd 234 234 09-May-22 BlackRock Advisors (UK) Limited on mkt buy 106.80 AUD ORD ltd 702 702 09-May-22 BlackRock Fund Advisors on mkt buy 106.80 AUD ORD ltd 14,295 14,295 09-May-22 BlackRock Fund Advisors on mkt buy 106.80 AUD ORD ltd 14 14 09-May-22 BlackRock Investment Management (UK) Limited on mkt sell 52.05 GBP ORD plc -6,700 -6,700 09-May-22 BlackRock Investment Management (UK) Limited on mkt buy 52.48 GBP ORD plc 11,733 11,733 09-May-22 BlackRock Investment Management (UK) Limited on mkt sell 52.11 GBP ORD plc -25,000 -25,000 09-May-22 BlackRock Advisors (UK) Limited on mkt sell 51.88 GBP ORD plc -4,500 -4,500 09-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 51.88 GBP ORD plc 504 504 09-May-22 BlackRock Fund Advisors on mkt buy 51.88 GBP ORD plc 1,475 1,475 09-May-22 BlackRock Fund Advisors on mkt buy 51.88 GBP ORD plc 5,904 5,904 09-May-22 BlackRock Investment Management (UK) Limited on mkt buy 51.88 GBP ORD plc 812 812 09-May-22 BlackRock Investment Management (UK) Limited on mkt buy 51.88 GBP ORD plc 642 642 09-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 51.88 GBP ORD plc 1,436 1,436 09-May-22 BlackRock Asset Management Deutschland AG on mkt buy 51.88 GBP ORD plc 1,054 1,054 09-May-22 BlackRock Advisors (UK) Limited on mkt buy 51.88 GBP ORD plc 883 883 09-May-22 BlackRock Advisors (UK) Limited on mkt buy 51.88 GBP ORD plc 2,649 2,649 09-May-22 BlackRock Advisors (UK) Limited on mkt sell 51.88 GBP ORD plc -880 -880 09-May-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -2,445 -2,445 09-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -101 -101 09-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -37 -37 09-May-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -24 -24 09-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 1,064,820 1,064,820 09-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 170 170 09-May-22 BLACKROCK CAPITAL MANAGEMENT INC collateral transfer n/a GBP ORD plc -62 -62 09-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -904 -904 09-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -93 -93 09-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -446 -446 09-May-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -1,270 -1,270 09-May-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -353 -353 09-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 4,476 4,476 09-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -294,304 -294,304 09-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 255 255 09-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 3,899 3,899 09-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 525 525 09-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 215 215 10-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,658 1,658 10-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,156 1,156 10-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,406 2,406 10-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 606 606 10-May-22 BlackRock Investment Management (UK) Limited on mkt buy 102.50 AUD ORD ltd 370 370 10-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 102.40 AUD ORD ltd 379 379 10-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 102.97 AUD ORD ltd 8,426 8,426 10-May-22 BlackRock Advisors (UK) Limited on mkt sell 102.97 AUD ORD ltd -1,650 -1,650 10-May-22 BlackRock Advisors (UK) Limited on mkt buy 102.97 AUD ORD ltd 60 60 10-May-22 BlackRock Advisors (UK) Limited on mkt sell 102.97 AUD ORD ltd -319 -319 RIO page 304 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-May-22 BlackRock Advisors (UK) Limited on mkt sell 102.97 AUD ORD ltd -288 -288 10-May-22 BlackRock Advisors (UK) Limited on mkt buy 102.97 AUD ORD ltd 822 822 10-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 102.97 AUD ORD ltd -576 -576 10-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 52.05 GBP ORD plc -671 -671 10-May-22 BlackRock Fund Advisors on mkt sell 52.03 GBP ORD plc -1,914 -1,914 10-May-22 BLACKROCK ADVISORS LLC on mkt sell 52.03 GBP ORD plc -11,508 -11,508 10-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 52.03 GBP ORD plc -2,566 -2,566 10-May-22 BlackRock Investment Management (UK) Limited on mkt sell 52.03 GBP ORD plc -1,796 -1,796 10-May-22 BLACKROCK ADVISORS LLC on mkt sell 52.03 GBP ORD plc -1,505 -1,505 10-May-22 BlackRock International Limited on mkt sell 52.03 GBP ORD plc -663 -663 10-May-22 BlackRock Investment Management, LLC on mkt sell 52.03 GBP ORD plc -775 -775 10-May-22 BlackRock Investment Management (UK) Limited on mkt buy 52.27 GBP ORD plc 2,166 2,166 10-May-22 BlackRock Investment Management (UK) Limited on mkt buy 52.46 GBP ORD plc 248 248 10-May-22 BlackRock Advisors (UK) Limited on mkt buy 52.55 GBP ORD plc 539 539 10-May-22 BlackRock Advisors (UK) Limited on mkt buy 51.63 GBP ORD plc 2,556 2,556 10-May-22 BlackRock Advisors (UK) Limited on mkt buy 51.63 GBP ORD plc 2,082 2,082 10-May-22 BlackRock Advisors (UK) Limited on mkt buy 51.63 GBP ORD plc 2,157 2,157 10-May-22 BlackRock Investment Management (UK) Limited on mkt sell 51.77 GBP ORD plc -74,116 -74,116 10-May-22 BlackRock Investment Management (UK) Limited on mkt sell 51.77 GBP ORD plc -38,227 -38,227 10-May-22 BlackRock Fund Advisors on mkt buy 51.63 GBP ORD plc 1,489 1,489 10-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 51.63 GBP ORD plc 251 251 10-May-22 BlackRock Investment Management (UK) Limited on mkt buy 51.63 GBP ORD plc 21,618 21,618 10-May-22 BlackRock Fund Advisors on mkt buy 51.63 GBP ORD plc 2,015 2,015 10-May-22 BlackRock Advisors (UK) Limited on mkt buy 51.63 GBP ORD plc 262 262 10-May-22 BlackRock Advisors (UK) Limited on mkt sell 51.63 GBP ORD plc -888 -888 10-May-22 BlackRock Advisors (UK) Limited on mkt buy 51.63 GBP ORD plc 2,508 2,508 10-May-22 BlackRock Advisors (UK) Limited on mkt sell 51.63 GBP ORD plc -6,504 -6,504 10-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 51.63 GBP ORD plc -1,837 -1,837 10-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 51.63 GBP ORD plc 61 61 10-May-22 BlackRock Investment Management (UK) Limited on mkt buy 51.63 GBP ORD plc 5,275 5,275 10-May-22 BlackRock Advisors (UK) Limited on mkt sell 51.63 GBP ORD plc -887 -887 10-May-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -2,445 -2,445 10-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 11 11 10-May-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 6 6 10-May-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 25 25 10-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -1,106,638 -1,106,638 10-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 3,638 3,638 10-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 5 5 10-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 50 50 10-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 231,769 231,769 10-May-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -771 -771 10-May-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -131 -131 10-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 -213,527 -213,527 10-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 571,555 571,555 10-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -791 -791 10-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -10,993 -10,993 10-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 24 24 10-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,883 1,883 11-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -7,545 -7,545 11-May-22 BlackRock Japan Co., Ltd. on mkt buy 104.45 AUD ORD ltd 517 517 RIO page 305 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-May-22 BlackRock Fund Advisors on mkt buy 103.58 AUD ORD ltd 375 375 11-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 104.83 AUD ORD ltd 444 444 11-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 104.92 AUD ORD ltd 954 954 11-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 104.92 AUD ORD ltd 31,514 31,514 11-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 104.95 AUD ORD ltd -1,990 -1,990 11-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 104.95 AUD ORD ltd -283 -283 11-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 104.95 AUD ORD ltd -181 -181 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 105.23 AUD ORD ltd 9,888 9,888 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 105.23 AUD ORD ltd 3,457 3,457 11-May-22 BlackRock Japan Co., Ltd. on mkt buy 105.03 AUD ORD ltd 4,298 4,298 11-May-22 BlackRock Advisors (UK) Limited on mkt sell 105.64 AUD ORD ltd -13 -13 11-May-22 BlackRock Advisors (UK) Limited on mkt sell 105.64 AUD ORD ltd -74 -74 11-May-22 BlackRock Advisors (UK) Limited on mkt buy 105.64 AUD ORD ltd 120 120 11-May-22 BlackRock Advisors (UK) Limited on mkt sell 105.64 AUD ORD ltd -345 -345 11-May-22 BlackRock Advisors (UK) Limited on mkt sell 105.64 AUD ORD ltd -152 -152 11-May-22 BlackRock Investment Management (UK) Limited on mkt sell 105.64 AUD ORD ltd -6,386 -6,386 11-May-22 BlackRock Fund Advisors on mkt buy 105.64 AUD ORD ltd 2,391 2,391 11-May-22 BlackRock Asset Management Deutschland AG on mkt buy 105.64 AUD ORD ltd 2,893 2,893 11-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 105.64 AUD ORD ltd 728 728 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 105.64 AUD ORD ltd 654 654 11-May-22 BlackRock Asset Management Canada Limited on mkt buy 105.64 AUD ORD ltd 227 227 11-May-22 BlackRock International Limited on mkt buy 105.64 AUD ORD ltd 1,270 1,270 11-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 105.64 AUD ORD ltd 903 903 11-May-22 BlackRock Advisors (UK) Limited on mkt buy 105.64 AUD ORD ltd 1,191 1,191 11-May-22 BlackRock Advisors (UK) Limited on mkt buy 105.64 AUD ORD ltd 955 955 11-May-22 BlackRock (Singapore) Limited on mkt buy 105.64 AUD ORD ltd 2,447 2,447 11-May-22 BlackRock Asset Management Canada Limited on mkt buy 105.64 AUD ORD ltd 284 284 11-May-22 BlackRock Asset Management Canada Limited on mkt buy 105.64 AUD ORD ltd 2,494 2,494 11-May-22 BlackRock Investment Management (UK) Limited on mkt sell 105.64 AUD ORD ltd -12,709 -12,709 11-May-22 BLACKROCK ADVISORS LLC on mkt buy 105.64 AUD ORD ltd 3,349 3,349 11-May-22 BLACKROCK ADVISORS LLC on mkt buy 105.64 AUD ORD ltd 314 314 11-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 105.64 AUD ORD ltd 7,546 7,546 11-May-22 BLACKROCK ADVISORS LLC on mkt buy 105.64 AUD ORD ltd 367 367 11-May-22 BlackRock Japan Co., Ltd. on mkt buy 52.85 GBP ORD plc 4,832 4,832 11-May-22 BlackRock Asset Management Canada Limited on mkt buy 52.85 GBP ORD plc 20 20 11-May-22 BlackRock Japan Co., Ltd. on mkt buy 53.34 GBP ORD plc 1,668 1,668 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.27 GBP ORD plc 14,092 14,092 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.27 GBP ORD plc 10,502 10,502 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.54 GBP ORD plc 12,295 12,295 11-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.57 GBP ORD plc 3,628 3,628 11-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.57 GBP ORD plc 3,900 3,900 11-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.57 GBP ORD plc 524 524 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 8,292 8,292 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 8,100 8,100 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 39,342 39,342 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 547 547 RIO page 306 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 3,569 3,569 11-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.57 GBP ORD plc 4,645 4,645 11-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.57 GBP ORD plc 30,952 30,952 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 3,109 3,109 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 5,978 5,978 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 4,827 4,827 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 1,100 1,100 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 17,336 17,336 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 1,786 1,786 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 147 147 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 1,424 1,424 11-May-22 BlackRock Advisors (UK) Limited on mkt sell 53.57 GBP ORD plc -832 -832 11-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.57 GBP ORD plc 6,678 6,678 11-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.57 GBP ORD plc 360 360 11-May-22 BlackRock Fund Advisors on mkt buy 53.57 GBP ORD plc 3,255 3,255 11-May-22 BlackRock Asset Management Deutschland AG on mkt buy 53.57 GBP ORD plc 3,539 3,539 11-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.57 GBP ORD plc 976 976 11-May-22 BlackRock Investment Management, LLC on mkt buy 53.57 GBP ORD plc 8,239 8,239 11-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.57 GBP ORD plc 1,062 1,062 11-May-22 BlackRock Investment Management (UK) Limited on mkt sell 53.57 GBP ORD plc -22,300 -22,300 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 1,330 1,330 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 1,299 1,299 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 6,310 6,310 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 88 88 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 572 572 11-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.57 GBP ORD plc 745 745 11-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.57 GBP ORD plc 4,964 4,964 11-May-22 BlackRock Investment Management, LLC on mkt buy 53.57 GBP ORD plc 1,321 1,321 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 499 499 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 959 959 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 774 774 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 177 177 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 2,781 2,781 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 288 288 11-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.57 GBP ORD plc 23 23 11-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.57 GBP ORD plc 170 170 11-May-22 BlackRock Advisors (UK) Limited on mkt sell 53.57 GBP ORD plc -40 -40 11-May-22 BlackRock Asset Management Deutschland AG on mkt buy 53.57 GBP ORD plc 71,225 71,225 11-May-22 BlackRock Asset Management Deutschland AG on mkt buy 53.57 GBP ORD plc 128,205 128,205 11-May-22 BlackRock Asset Management Deutschland AG on mkt sell 53.57 GBP ORD plc -8,194 -8,194 11-May-22 BlackRock Advisors (UK) Limited on mkt sell 53.57 GBP ORD plc -217 -217 11-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.57 GBP ORD plc 1,560 1,560 11-May-22 BlackRock Advisors (UK) Limited on mkt sell 53.57 GBP ORD plc -1,045 -1,045 11-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.57 GBP ORD plc 12,492 12,492 RIO page 307 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-May-22 BlackRock Advisors (UK) Limited on mkt sell 53.57 GBP ORD plc -436 -436 11-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -21,450 -21,450 11-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -7,124 -7,124 11-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 5,230 5,230 11-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 9 9 11-May-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -2 -2 11-May-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 8 8 11-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 1,514,410 1,514,410 11-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -14,384 -14,384 11-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 5 5 11-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 29 29 11-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 120,860 120,860 11-May-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 169 169 11-May-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -225 -225 11-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a USD ADR 1:1 -189,433 -189,433 11-May-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 126,262 126,262 11-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -328,228 -328,228 11-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 44,700 44,700 11-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -60,598 -60,598 11-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 130 130 11-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,405 2,405 12-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 999 999 12-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 510 510 12-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,005 2,005 12-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,000 2,000 12-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 656 656 12-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 104.52 AUD ORD ltd 876 876 12-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 104.52 AUD ORD ltd 44 44 12-May-22 BlackRock Investment Management, LLC on mkt buy 104.52 AUD ORD ltd 551 551 12-May-22 BlackRock Asset Management Deutschland AG on mkt buy 103.43 AUD ORD ltd 1,296 1,296 12-May-22 BlackRock Advisors (UK) Limited on mkt sell 103.43 AUD ORD ltd -4,080 -4,080 12-May-22 BlackRock Advisors (UK) Limited on mkt buy 103.43 AUD ORD ltd 122 122 12-May-22 BlackRock Advisors (UK) Limited on mkt buy 103.43 AUD ORD ltd 233 233 12-May-22 BlackRock Advisors (UK) Limited on mkt buy 103.43 AUD ORD ltd 233 233 12-May-22 BlackRock Fund Advisors on mkt buy 103.43 AUD ORD ltd 2,039 2,039 12-May-22 BlackRock Fund Advisors on mkt buy 103.43 AUD ORD ltd 569 569 12-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 103.43 AUD ORD ltd 3,717 3,717 12-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 103.43 AUD ORD ltd -1,000 -1,000 12-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 103.43 AUD ORD ltd -19,059 -19,059 12-May-22 BlackRock Investment Management (UK) Limited on mkt sell 51.34 GBP ORD plc -50,000 -50,000 12-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 51.58 GBP ORD plc 36 36 12-May-22 BlackRock Investment Management (UK) Limited on mkt sell 50.46 GBP ORD plc -9,557 -9,557 12-May-22 BlackRock Investment Management (UK) Limited on mkt buy 51.49 GBP ORD plc 417 417 12-May-22 BlackRock Advisors (UK) Limited on mkt sell 52.03 GBP ORD plc -6,199 -6,199 12-May-22 BlackRock Fund Advisors on mkt buy 52.03 GBP ORD plc 6,168 6,168 12-May-22 BlackRock Asset Management Deutschland AG on mkt buy 52.03 GBP ORD plc 56,984 56,984 12-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 52.03 GBP ORD plc -130 -130 12-May-22 BlackRock Advisors (UK) Limited on mkt buy 52.03 GBP ORD plc 2,061 2,061 12-May-22 BlackRock Advisors (UK) Limited on mkt buy 52.03 GBP ORD plc 3,885 3,885 12-May-22 BlackRock Asset Management Canada Limited on mkt buy 52.03 GBP ORD plc 218 218 RIO page 308 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-May-22 BlackRock Investment Management (UK) Limited on mkt sell 52.03 GBP ORD plc -100 -100 12-May-22 BlackRock Investment Management, LLC on mkt sell 52.03 GBP ORD plc -87 -87 12-May-22 BlackRock Advisors (UK) Limited on mkt buy 52.03 GBP ORD plc 524 524 12-May-22 BlackRock Advisors (UK) Limited on mkt buy 52.03 GBP ORD plc 881 881 12-May-22 BlackRock Advisors (UK) Limited on mkt sell 52.03 GBP ORD plc -16,314 -16,314 12-May-22 BlackRock Asset Management Deutschland AG on mkt buy 52.03 GBP ORD plc 1,630 1,630 12-May-22 BlackRock Advisors (UK) Limited on mkt buy 52.03 GBP ORD plc 3,171 3,171 12-May-22 BlackRock Investment Management (UK) Limited on mkt sell 52.03 GBP ORD plc -264 -264 12-May-22 BlackRock Investment Management, LLC on mkt sell 52.03 GBP ORD plc -231 -231 12-May-22 BlackRock Advisors (UK) Limited on mkt sell 52.03 GBP ORD plc -1,489 -1,489 12-May-22 BlackRock Fund Advisors on mkt buy 52.03 GBP ORD plc 639 639 12-May-22 BlackRock Investment Management (UK) Limited on mkt buy 52.03 GBP ORD plc 850 850 12-May-22 BlackRock Asset Management Deutschland AG on mkt buy 52.03 GBP ORD plc 1,584 1,584 12-May-22 BlackRock Advisors (UK) Limited on mkt buy 52.03 GBP ORD plc 3,628 3,628 12-May-22 BlackRock Advisors (UK) Limited on mkt buy 52.03 GBP ORD plc 881 881 12-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -5,152 -5,152 12-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 2 2 12-May-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 673 673 12-May-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 37 37 12-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -642,573 -642,573 12-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -53 -53 12-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 281 281 12-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 30 30 12-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -9,182 -9,182 12-May-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 1,018 1,018 12-May-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 101 101 12-May-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 6,329 6,329 12-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -151,109 -151,109 12-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -108 -108 12-May-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 394 394 12-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2,852 2,852 12-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 252 252 12-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -4,170 -4,170 13-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -2,994 -2,994 13-May-22 BlackRock Japan Co., Ltd. on mkt buy 105.09 AUD ORD ltd 558 558 13-May-22 BlackRock Asset Management Canada Limited on mkt buy 103.76 AUD ORD ltd 187 187 13-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 105.08 AUD ORD ltd 216 216 13-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 105.08 AUD ORD ltd 7,991 7,991 13-May-22 BlackRock Investment Management (UK) Limited on mkt sell 104.65 AUD ORD ltd -2,254 -2,254 13-May-22 BlackRock Investment Management (UK) Limited on mkt sell 104.85 AUD ORD ltd -1,106 -1,106 13-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 105.59 AUD ORD ltd 36,002 36,002 13-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 105.55 AUD ORD ltd 1,487 1,487 13-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 105.55 AUD ORD ltd 1,385 1,385 13-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 105.04 AUD ORD ltd 1,187 1,187 13-May-22 BlackRock Advisors (UK) Limited on mkt buy 105.59 AUD ORD ltd 195 195 13-May-22 BlackRock Advisors (UK) Limited on mkt sell 105.59 AUD ORD ltd -5,782 -5,782 13-May-22 BlackRock Advisors (UK) Limited on mkt buy 105.59 AUD ORD ltd 291 291 13-May-22 BlackRock Advisors (UK) Limited on mkt sell 105.59 AUD ORD ltd -1,652 -1,652 RIO page 309 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-May-22 BlackRock Advisors (UK) Limited on mkt sell 105.59 AUD ORD ltd -1,264 -1,264 13-May-22 BlackRock Advisors (UK) Limited on mkt sell 105.59 AUD ORD ltd -854 -854 13-May-22 BlackRock Investment Management, LLC on mkt buy 105.59 AUD ORD ltd 263 263 13-May-22 BLACKROCK ADVISORS LLC on mkt buy 105.59 AUD ORD ltd 1,354 1,354 13-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 105.59 AUD ORD ltd 554 554 13-May-22 BlackRock Investment Management (UK) Limited on mkt buy 105.59 AUD ORD ltd 18,975 18,975 13-May-22 BlackRock Japan Co., Ltd. on mkt buy 52.88 GBP ORD plc 1,689 1,689 13-May-22 BlackRock Investment Management (UK) Limited on mkt sell 52.68 GBP ORD plc -8,000 -8,000 13-May-22 BlackRock Investment Management (UK) Limited on mkt sell 52.68 GBP ORD plc -4,655 -4,655 13-May-22 BLACKROCK ADVISORS LLC on mkt sell 53.14 GBP ORD plc -71,338 -71,338 13-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 53.14 GBP ORD plc -11,313 -11,313 13-May-22 BlackRock Investment Management (UK) Limited on mkt buy 52.85 GBP ORD plc 1,417 1,417 13-May-22 BlackRock Advisors (UK) Limited on mkt sell 52.91 GBP ORD plc -293 -293 13-May-22 BlackRock Investment Management (UK) Limited on mkt buy 52.89 GBP ORD plc 769 769 13-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 39,936 39,936 13-May-22 BlackRock Asset Management Deutschland AG on mkt buy 53.20 GBP ORD plc 1,728 1,728 13-May-22 BlackRock Fund Advisors on mkt buy 53.20 GBP ORD plc 1,722 1,722 13-May-22 BlackRock Investment Management, LLC on mkt buy 53.20 GBP ORD plc 2,779 2,779 13-May-22 BLACKROCK ADVISORS LLC on mkt buy 53.20 GBP ORD plc 2,889 2,889 13-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.20 GBP ORD plc 1,425 1,425 13-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.20 GBP ORD plc 57 57 13-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.20 GBP ORD plc 600 600 13-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.20 GBP ORD plc 892 892 13-May-22 BlackRock Advisors (UK) Limited on mkt sell 53.20 GBP ORD plc -1,610 -1,610 13-May-22 BlackRock Advisors (UK) Limited on mkt sell 53.20 GBP ORD plc -1,297 -1,297 13-May-22 BlackRock Fund Advisors on mkt buy 53.20 GBP ORD plc 678 678 13-May-22 BlackRock Investment Management, LLC on mkt buy 53.20 GBP ORD plc 1,093 1,093 13-May-22 BLACKROCK ADVISORS LLC on mkt buy 53.20 GBP ORD plc 1,136 1,136 13-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 18,368 18,368 13-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd 82 82 13-May-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 63,739 63,739 13-May-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 33 33 13-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -1,157,347 -1,157,347 13-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -26 -26 13-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 112,181 112,181 13-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 48 48 13-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -22,830 -22,830 13-May-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 125,271 125,271 13-May-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 104 104 13-May-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 20,301 20,301 13-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 844,115 844,115 13-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -274 -274 13-May-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -169 -169 13-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 9,948 9,948 13-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,083 -1,083 13-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,147 -2,147 16-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -7,352 -7,352 16-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -2,576 -2,576 16-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 25,936 25,936 16-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 30,799 30,799 16-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -1 -1 RIO page 310 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 104.77 AUD ORD ltd 204 204 16-May-22 BlackRock Japan Co., Ltd. on mkt buy 104.69 AUD ORD ltd 575 575 16-May-22 BlackRock Advisors (UK) Limited on mkt buy 104.40 AUD ORD ltd 122 122 16-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 104.40 AUD ORD ltd 600 600 16-May-22 BlackRock Fund Advisors on mkt buy 104.40 AUD ORD ltd 450 450 16-May-22 BlackRock Investment Management, LLC on mkt buy 104.40 AUD ORD ltd 111 111 16-May-22 BlackRock Advisors (UK) Limited on mkt sell 104.40 AUD ORD ltd -138 -138 16-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 104.40 AUD ORD ltd -480 -480 16-May-22 BlackRock Advisors (UK) Limited on mkt sell 104.40 AUD ORD ltd -152 -152 16-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 104.40 AUD ORD ltd -520 -520 16-May-22 BlackRock Japan Co., Ltd. on mkt buy 53.30 GBP ORD plc 1,739 1,739 16-May-22 BlackRock Investment Management (UK) Limited on mkt sell 53.44 GBP ORD plc -853 -853 16-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 12,288 12,288 16-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.39 GBP ORD plc 2,058 2,058 16-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.39 GBP ORD plc 2,987 2,987 16-May-22 BlackRock Fund Advisors on mkt buy 53.39 GBP ORD plc 3,422 3,422 16-May-22 BlackRock Fund Advisors on mkt buy 53.39 GBP ORD plc 503 503 16-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.39 GBP ORD plc 524 524 16-May-22 BlackRock Investment Management, LLC on mkt buy 53.39 GBP ORD plc 9,493 9,493 16-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 53.39 GBP ORD plc 515 515 16-May-22 BlackRock Investment Management, LLC on mkt buy 53.39 GBP ORD plc 277 277 16-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.39 GBP ORD plc 4,116 4,116 16-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.39 GBP ORD plc 5,467 5,467 16-May-22 BlackRock Advisors (UK) Limited on mkt sell 53.39 GBP ORD plc -2,610 -2,610 16-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.39 GBP ORD plc 2,168 2,168 16-May-22 BlackRock Investment Management (UK) Limited in specie n/a GBP ORD plc 29,475 29,475 16-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -18,449 -18,449 16-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -42 -42 16-May-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -64,497 -64,497 16-May-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -20 -20 16-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 525,096 525,096 16-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 82,609 82,609 16-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 74,441 74,441 16-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -59 -59 16-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,404 1,404 16-May-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc -126,430 -126,430 16-May-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 69 69 16-May-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 887 887 16-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -167,336 -167,336 16-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 114,149 114,149 16-May-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -225 -225 16-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -12,991 -12,991 16-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 25 25 16-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 188 188 17-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,005 2,005 17-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 510 510 17-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,604 1,604 17-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 408 408 17-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 11,347 11,347 17-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 106.26 AUD ORD ltd 607 607 17-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 106.67 AUD ORD ltd 599 599 RIO page 311 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-May-22 BlackRock Asset Management Deutschland AG on mkt buy 106.67 AUD ORD ltd 432 432 17-May-22 BlackRock Asset Management Deutschland AG on mkt buy 106.67 AUD ORD ltd 864 864 17-May-22 BlackRock Advisors (UK) Limited on mkt buy 106.67 AUD ORD ltd 225 225 17-May-22 BlackRock Advisors (UK) Limited on mkt buy 106.67 AUD ORD ltd 291 291 17-May-22 BlackRock Advisors (UK) Limited on mkt buy 106.67 AUD ORD ltd 271 271 17-May-22 BlackRock Advisors (UK) Limited on mkt sell 106.67 AUD ORD ltd -579 -579 17-May-22 BlackRock Asset Management Canada Limited on mkt buy 53.73 GBP ORD plc 295 295 17-May-22 BlackRock Japan Co., Ltd. on mkt buy 53.76 GBP ORD plc 1,446 1,446 17-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.66 GBP ORD plc -45,431 -45,431 17-May-22 BlackRock Investment Management (UK) Limited on mkt buy 54.46 GBP ORD plc 26,685 26,685 17-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 12,288 12,288 17-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.70 GBP ORD plc 2,058 2,058 17-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.70 GBP ORD plc 2,058 2,058 17-May-22 BlackRock Asset Management Deutschland AG on mkt buy 54.70 GBP ORD plc 528 528 17-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.70 GBP ORD plc 610 610 17-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.70 GBP ORD plc 892 892 17-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.70 GBP ORD plc 830 830 17-May-22 BlackRock Advisors (UK) Limited on mkt sell 54.70 GBP ORD plc -1,741 -1,741 17-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 54.70 GBP ORD plc 1,206 1,206 17-May-22 BlackRock Asset Management Canada Limited on mkt buy 54.70 GBP ORD plc 1,819 1,819 17-May-22 BlackRock Asset Management Deutschland AG on mkt buy 54.70 GBP ORD plc 1,056 1,056 17-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc 1 1 17-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a AUD ORD ltd -549 -549 17-May-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 75,162 75,162 17-May-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -657 -657 17-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 13,492 13,492 17-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -867,369 -867,369 17-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 516,548 516,548 17-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 6,334 6,334 17-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -1,187 -1,187 17-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1,859 -1,859 17-May-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 32,741 32,741 17-May-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd -2,960 -2,960 17-May-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 1,831 1,831 17-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 231,855 231,855 17-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -7,512 -7,512 17-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 79 79 17-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 151 151 17-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -3,544 -3,544 18-May-22 BlackRock Investment Management (Australia) Limited in specie n/a AUD ORD ltd -42,790 -42,790 18-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 19,452 19,452 18-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,808 1,808 18-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 24,315 24,315 18-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,412 5,412 18-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 486 486 18-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 162 162 18-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc -3,576 -3,576 18-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd -1,530 -1,530 18-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 10,824 10,824 18-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 3,616 3,616 18-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 108.93 AUD ORD ltd 382 382 18-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 108.93 AUD ORD ltd 261 261 RIO page 312 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 108.93 AUD ORD ltd 2,234 2,234 18-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 108.93 AUD ORD ltd 4,641 4,641 18-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 108.93 AUD ORD ltd 350 350 18-May-22 BlackRock Advisors (UK) Limited on mkt buy 109.40 AUD ORD ltd 466 466 18-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 108.93 AUD ORD ltd 1,946 1,946 18-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 108.93 AUD ORD ltd 2,907 2,907 18-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 108.93 AUD ORD ltd 1,801 1,801 18-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 108.85 AUD ORD ltd -685 -685 18-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 108.85 AUD ORD ltd -54 -54 18-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 108.86 AUD ORD ltd -38 -38 18-May-22 BlackRock Advisors (UK) Limited on mkt sell 108.86 AUD ORD ltd -764 -764 18-May-22 BlackRock Advisors (UK) Limited on mkt buy 108.86 AUD ORD ltd 319 319 18-May-22 BlackRock Advisors (UK) Limited on mkt buy 108.86 AUD ORD ltd 271 271 18-May-22 BlackRock Investment Management, LLC on mkt sell 108.86 AUD ORD ltd -2,742 -2,742 18-May-22 BlackRock Asset Management Canada Limited on mkt sell 108.86 AUD ORD ltd -10 -10 18-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 108.86 AUD ORD ltd -80 -80 18-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 108.86 AUD ORD ltd 69 69 18-May-22 BlackRock Fund Advisors on mkt buy 108.86 AUD ORD ltd 1,382 1,382 18-May-22 BlackRock Fund Advisors on mkt buy 108.86 AUD ORD ltd 1,382 1,382 18-May-22 BlackRock Investment Management, LLC on mkt sell 108.86 AUD ORD ltd -10,696 -10,696 18-May-22 BlackRock Asset Management Canada Limited on mkt sell 108.86 AUD ORD ltd -42 -42 18-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 108.86 AUD ORD ltd -13,618 -13,618 18-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 108.86 AUD ORD ltd -312 -312 18-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.96 GBP ORD plc 4,353 4,353 18-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.96 GBP ORD plc 847 847 18-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.98 GBP ORD plc 11,909 11,909 18-May-22 BlackRock Fund Advisors on mkt buy 53.72 GBP ORD plc 3,670 3,670 18-May-22 BlackRock Fund Advisors on mkt buy 53.72 GBP ORD plc 5,411 5,411 18-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.72 GBP ORD plc 1,296 1,296 18-May-22 BlackRock Asset Management Canada Limited on mkt sell 53.72 GBP ORD plc -145 -145 18-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.72 GBP ORD plc 888 888 18-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.72 GBP ORD plc 830 830 18-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt sell 53.72 GBP ORD plc -2,789 -2,789 18-May-22 BlackRock Asset Management Deutschland AG on mkt buy 53.72 GBP ORD plc 71,270 71,270 18-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.72 GBP ORD plc 1,135 1,135 18-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a GBP ORD plc -1 -1 18-May-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc -75,162 -75,162 18-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -13,492 -13,492 18-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 1,424,023 1,424,023 18-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 39,595 39,595 18-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -193,394 -193,394 18-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -15,347 -15,347 18-May-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 104,906 104,906 18-May-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -578 -578 18-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -1,098,520 -1,098,520 RIO page 313 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -47,677 -47,677 18-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -27 -27 18-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -561 -561 18-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -740 -740 19-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 505 505 19-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,005 2,005 19-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 972 972 19-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 324 324 19-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 5,412 5,412 19-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 1,800 1,800 19-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,597 2,597 19-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 721 721 19-May-22 BlackRock Investment Management, LLC on mkt buy 106.53 AUD ORD ltd 993 993 19-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 106.53 AUD ORD ltd 28 28 19-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 106.43 AUD ORD ltd 28 28 19-May-22 BLACKROCK ADVISORS LLC on mkt buy 106.53 AUD ORD ltd 17 17 19-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 106.75 AUD ORD ltd 853 853 19-May-22 BlackRock Asset Management Deutschland AG on mkt buy 106.75 AUD ORD ltd 432 432 19-May-22 BlackRock Advisors (UK) Limited on mkt buy 106.75 AUD ORD ltd 818 818 19-May-22 BlackRock Advisors (UK) Limited on mkt buy 106.75 AUD ORD ltd 122 122 19-May-22 BlackRock Advisors (UK) Limited on mkt buy 106.75 AUD ORD ltd 234 234 19-May-22 BlackRock Advisors (UK) Limited on mkt buy 106.75 AUD ORD ltd 234 234 19-May-22 BlackRock Investment Management (UK) Limited on mkt buy 106.75 AUD ORD ltd 7,364 7,364 19-May-22 BlackRock Investment Management (UK) Limited on mkt buy 106.75 AUD ORD ltd 1,563 1,563 19-May-22 BlackRock Investment Management (UK) Limited on mkt sell 106.75 AUD ORD ltd -155 -155 19-May-22 BlackRock Asset Management Canada Limited on mkt sell 106.75 AUD ORD ltd -50 -50 19-May-22 BlackRock Investment Management (UK) Limited on mkt sell 106.75 AUD ORD ltd -1,231 -1,231 19-May-22 BlackRock Investment Management (UK) Limited on mkt buy 53.31 GBP ORD plc 1,099 1,099 19-May-22 BlackRock Advisors (UK) Limited on mkt sell 53.47 GBP ORD plc -28,906 -28,906 19-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.47 GBP ORD plc 2,059 2,059 19-May-22 BlackRock Asset Management Canada Limited on mkt buy 53.47 GBP ORD plc 532 532 19-May-22 BlackRock Asset Management Canada Limited on mkt sell 53.47 GBP ORD plc -54 -54 19-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.47 GBP ORD plc 1,129 1,129 19-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.47 GBP ORD plc 883 883 19-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.47 GBP ORD plc 1,796 1,796 19-May-22 BlackRock Investment Management (UK) Limited on mkt sell 53.47 GBP ORD plc -159 -159 19-May-22 BlackRock Fund Advisors on mkt buy 53.47 GBP ORD plc 1,753 1,753 19-May-22 BlackRock Asset Management Deutschland AG on mkt buy 53.47 GBP ORD plc 528 528 19-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.47 GBP ORD plc 526 526 19-May-22 BlackRock Advisors (UK) Limited on mkt buy 53.47 GBP ORD plc 883 883 19-May-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 229,710 229,710 19-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -420,077 -420,077 19-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -105,293 -105,293 19-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 29,638 29,638 19-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 11,479 11,479 19-May-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 4,857 4,857 19-May-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 3,118 3,118 19-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 149,790 149,790 19-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 47,677 47,677 19-May-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc 2 2 RIO page 314 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 1,003 1,003 19-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 -140 -140 19-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 22,912 22,912 20-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 8,300 8,300 20-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 5,790 5,790 20-May-22 BlackRock Investment Management (UK) Limited on mkt sell 108.56 AUD ORD ltd -1,234 -1,234 20-May-22 BlackRock Japan Co., Ltd. on mkt buy 108.39 AUD ORD ltd 540 540 20-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 108.38 AUD ORD ltd 70 70 20-May-22 BlackRock Advisors (UK) Limited on mkt buy 108.35 AUD ORD ltd 826 826 20-May-22 BlackRock Advisors (UK) Limited on mkt buy 108.35 AUD ORD ltd 525 525 20-May-22 BlackRock Advisors (UK) Limited on mkt buy 108.35 AUD ORD ltd 320 320 20-May-22 BlackRock Advisors (UK) Limited on mkt buy 108.35 AUD ORD ltd 542 542 20-May-22 BlackRock Investment Management, LLC on mkt buy 108.35 AUD ORD ltd 1,264 1,264 20-May-22 BLACKROCK ADVISORS LLC on mkt buy 108.35 AUD ORD ltd 1,464 1,464 20-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 108.35 AUD ORD ltd 1,331 1,331 20-May-22 BLACKROCK ADVISORS LLC on mkt buy 108.35 AUD ORD ltd 153 153 20-May-22 BlackRock Asset Management Canada Limited on mkt buy 108.35 AUD ORD ltd 469 469 20-May-22 BlackRock Asset Management Canada Limited on mkt buy 108.35 AUD ORD ltd 1,224 1,224 20-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 108.35 AUD ORD ltd -259 -259 20-May-22 BLACKROCK ADVISORS LLC on mkt buy 108.35 AUD ORD ltd 55 55 20-May-22 BlackRock Investment Management, LLC on mkt buy 108.35 AUD ORD ltd 47 47 20-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 108.35 AUD ORD ltd 50 50 20-May-22 BLACKROCK ADVISORS LLC on mkt buy 108.35 AUD ORD ltd 5 5 20-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 108.35 AUD ORD ltd -220 -220 20-May-22 BlackRock Asset Management Canada Limited on mkt buy 108.35 AUD ORD ltd 17 17 20-May-22 BlackRock Asset Management Canada Limited on mkt buy 108.35 AUD ORD ltd 45 45 20-May-22 BlackRock Japan Co., Ltd. on mkt buy 54.67 GBP ORD plc 1,634 1,634 20-May-22 BlackRock Investment Management (UK) Limited on mkt buy 54.75 GBP ORD plc 519 519 20-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.91 GBP ORD plc -300 -300 20-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.91 GBP ORD plc -305 -305 20-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.91 GBP ORD plc -283 -283 20-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.91 GBP ORD plc -285 -285 20-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.91 GBP ORD plc -359 -359 20-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.91 GBP ORD plc -325 -325 20-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.91 GBP ORD plc -151 -151 20-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 13,842 13,842 20-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.71 GBP ORD plc -18,620 -18,620 20-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.49 GBP ORD plc 1,320 1,320 20-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.49 GBP ORD plc 2,694 2,694 20-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.49 GBP ORD plc 1,796 1,796 20-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.49 GBP ORD plc 1,660 1,660 20-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.49 GBP ORD plc -7,728 -7,728 20-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.49 GBP ORD plc -1,625 -1,625 20-May-22 BlackRock Investment Management, LLC on mkt buy 54.49 GBP ORD plc 3,307 3,307 20-May-22 BlackRock Asset Management Deutschland AG on mkt buy 54.49 GBP ORD plc 39,370 39,370 20-May-22 BlackRock Asset Management Deutschland AG on mkt buy 54.49 GBP ORD plc 222 222 RIO page 315 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-May-22 BlackRock Asset Management Deutschland AG on mkt buy 54.49 GBP ORD plc 3,377 3,377 20-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. on mkt buy 54.49 GBP ORD plc 299 299 20-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 54.49 GBP ORD plc -734 -734 20-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 54.49 GBP ORD plc -325 -325 20-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.49 GBP ORD plc 1,575 1,575 20-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.49 GBP ORD plc 888 888 20-May-22 BlackRock Advisors (UK) Limited on mkt sell 54.49 GBP ORD plc -1,865 -1,865 20-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.49 GBP ORD plc -1,857 -1,857 20-May-22 BlackRock Investment Management (UK) Limited on mkt sell 54.49 GBP ORD plc -391 -391 20-May-22 BlackRock Fund Advisors on mkt buy 54.49 GBP ORD plc 2,325 2,325 20-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 54.49 GBP ORD plc -77 -77 20-May-22 BlackRock Advisors (UK) Limited on mkt buy 54.49 GBP ORD plc 1,796 1,796 20-May-22 BlackRock Asset Management Canada Limited in specie n/a USD ADR 1:1 -2,445 -2,445 20-May-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 86,015 86,015 20-May-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd 309 309 20-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc -1,165,260 -1,165,260 20-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd -229,894 -229,894 20-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc 28,665 28,665 20-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd 177 177 20-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 80,866 80,866 20-May-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 152,816 152,816 20-May-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 26,200 26,200 20-May-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 7,976 7,976 20-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc 1,077,148 1,077,148 20-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd 74,690 74,690 20-May-22 BlackRock Asset Management North Asia Limited collateral transfer n/a GBP ORD plc -2 -2 20-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 820 820 20-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 100 100 20-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 831 831 23-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 2,005 2,005 23-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 510 510 23-May-22 BlackRock Fund Advisors in specie n/a GBP ORD plc 1,604 1,604 23-May-22 BlackRock Fund Advisors in specie n/a AUD ORD ltd 408 408 23-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 109.77 AUD ORD ltd 545 545 23-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 109.73 AUD ORD ltd -906 -906 23-May-22 BlackRock Japan Co., Ltd. on mkt buy 109.79 AUD ORD ltd 575 575 23-May-22 BlackRock Advisors (UK) Limited on mkt sell 109.50 AUD ORD ltd -826 -826 23-May-22 BlackRock Advisors (UK) Limited on mkt buy 109.50 AUD ORD ltd 225 225 23-May-22 BlackRock Advisors (UK) Limited on mkt buy 109.50 AUD ORD ltd 183 183 23-May-22 BlackRock Investment Management, LLC on mkt buy 109.50 AUD ORD ltd 752 752 23-May-22 BlackRock Japan Co., Ltd. on mkt buy 55.61 GBP ORD plc 1,740 1,740 23-May-22 BlackRock Fund Advisors on mkt buy 55.48 GBP ORD plc 8,249 8,249 23-May-22 BLACKROCK ADVISORS LLC on mkt buy 55.41 GBP ORD plc 46 46 23-May-22 BlackRock Investment Management (UK) Limited on mkt buy 55.88 GBP ORD plc 507 507 23-May-22 BlackRock Investment Management (UK) Limited on mkt sell 55.77 GBP ORD plc -318 -318 23-May-22 BlackRock Investment Management (UK) Limited on mkt sell 55.77 GBP ORD plc -324 -324 23-May-22 BlackRock Investment Management (UK) Limited on mkt sell 55.77 GBP ORD plc -299 -299 23-May-22 BlackRock Investment Management (UK) Limited on mkt sell 55.77 GBP ORD plc -302 -302 RIO page 316 of 317

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-May-22 BlackRock Investment Management (UK) Limited on mkt sell 55.77 GBP ORD plc -381 -381 23-May-22 BlackRock Investment Management (UK) Limited on mkt sell 55.77 GBP ORD plc -345 -345 23-May-22 BlackRock Investment Management (UK) Limited on mkt sell 55.77 GBP ORD plc -160 -160 23-May-22 BlackRock Advisors (UK) Limited on mkt buy 55.62 GBP ORD plc 623 623 23-May-22 BlackRock Investment Management, LLC on mkt buy 55.62 GBP ORD plc 2,437 2,437 23-May-22 BlackRock Investment Management, LLC on mkt buy 55.62 GBP ORD plc 2,275 2,275 23-May-22 BlackRock Advisors (UK) Limited on mkt buy 55.62 GBP ORD plc 9,090 9,090 23-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 55.62 GBP ORD plc 130 130 23-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 55.62 GBP ORD plc 130 130 23-May-22 BlackRock Advisors (UK) Limited on mkt sell 55.62 GBP ORD plc -873 -873 23-May-22 BlackRock Advisors (UK) Limited on mkt buy 55.62 GBP ORD plc 2,245 2,245 23-May-22 BlackRock Investment Management, LLC on mkt buy 55.62 GBP ORD plc 2,649 2,649 23-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 55.62 GBP ORD plc 12,583 12,583 23-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 55.62 GBP ORD plc -20,284 -20,284 23-May-22 BlackRock Advisors (UK) Limited on mkt buy 55.62 GBP ORD plc 611 611 23-May-22 BlackRock Advisors (UK) Limited on mkt buy 55.62 GBP ORD plc 786 786 23-May-22 BlackRock Advisors (UK) Limited on mkt buy 55.62 GBP ORD plc 2,060 2,060 23-May-22 BlackRock Advisors (UK) Limited on mkt buy 55.62 GBP ORD plc 8,082 8,082 23-May-22 BlackRock (Singapore) Limited collateral transfer n/a GBP ORD plc 47,636 47,636 23-May-22 BlackRock (Singapore) Limited collateral transfer n/a AUD ORD ltd -4 -4 23-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a GBP ORD plc 1,525,944 1,525,944 23-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD ORD ltd 327,368 327,368 23-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a GBP ORD plc -4,453 -4,453 23-May-22 BLACKROCK FINANCIAL MANAGEMENT, INC. collateral transfer n/a AUD ORD ltd -6 -6 23-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -11,152 -11,152 23-May-22 BlackRock Investment Management, LLC collateral transfer n/a GBP ORD plc 89,790 89,790 23-May-22 BlackRock Investment Management, LLC collateral transfer n/a AUD ORD ltd 374 374 23-May-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -7,593 -7,593 23-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a GBP ORD plc -860,415 -860,415 23-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a AUD ORD ltd -22,078 -22,078 23-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -390 -390 23-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 355 355 23-May-22 APERIO GROUP LLC in specie n/a USD ADR 1:1 5,842 5,842 23-May-22 APERIO GROUP LLC in specie n/a GBP ORD plc -3,004 -3,004 23-May-22 APERIO GROUP LLC in specie n/a AUD ORD ltd -9,721 -9,721 RIO page 317 of 317

This is Annexure B of 12 pages referred to in form 604 Notice of change of interests of substantial shareholder Annexure B 26-May-22 Casey Tyler, Authorised Signatory Date 4. Details of present registered holders Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association APERIO GROUP LLC BOA-MERRILL LYNCH INTL PRIME BROKER - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ADR 1:1 982,091 982,091 Subsidiary of BlackRock, Inc. APERIO GROUP LLC BOA-MERRILL LYNCH INTL PRIME BROKER - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 9,492 9,492 Subsidiary of BlackRock, Inc. APERIO GROUP LLC BOA-MERRILL LYNCH INTL PRIME BROKER - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 3,004 3,004 Subsidiary of BlackRock, Inc. BlackRock (Singapore) Limited BNYM-BONY LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. Option plc 166 173,304 Subsidiary of BlackRock, Inc. BlackRock (Singapore) Limited BNYM-BONY LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 305 305 Subsidiary of BlackRock, Inc. BlackRock (Singapore) Limited BNYM-BONY LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 549,419 549,419 Subsidiary of BlackRock, Inc. BlackRock (Singapore) Limited SSB-SSB NEW YORK INSTITUTIONAL Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 7,361 7,361 Subsidiary of BlackRock, Inc. BlackRock (Singapore) Limited SSB-STATE STREET SINGAPORE Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 1,148 1,148 Subsidiary of BlackRock, Inc. BlackRock (Singapore) Limited SSB-STATE STREET SINGAPORE Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 3,330 3,330 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited BNYM-BONY EUROPE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ADR 1:1 263 263 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited BNYM-BONY EUROPE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 310,734 310,734 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited BNYM-BONY EUROPE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 6,999,726 6,999,726 Subsidiary of BlackRock, Inc. Class and number of Securities RIO page 1 of 12

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Advisors (UK) Limited CITI-CITIBANK, LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 1,490,578 1,490,578 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 513,092 513,092 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited JPM-JPM CHASE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ADR 1:1 446,475 446,475 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited JPM-JPM CHASE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 270,176 270,176 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited JPM-JPM CHASE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 1,730,367 1,730,367 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited NT-NORTHERN TRUST UK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 90,445 90,445 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited NT-NORTHERN TRUST UK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 134,582 134,582 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited SSB-STATE STREET DUBLIN Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ADR 1:1 85,864 85,864 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited SSB-STATE STREET DUBLIN Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 2,466,826 2,466,826 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited SSB-STATE STREET DUBLIN Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 16,098,625 16,098,625 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited STATE STREET BANK, MUNICH, ZURICH BRANCH Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 11,445 11,445 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited STATE STREET BANK, MUNICH, ZURICH BRANCH Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 36,286 36,286 Subsidiary of BlackRock, Inc. BLACKROCK ADVISORS LLC BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. Option plc 292 304,848 Subsidiary of BlackRock, Inc. BLACKROCK ADVISORS LLC BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 314 314 Subsidiary of BlackRock, Inc. BLACKROCK ADVISORS LLC BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 334,178 334,178 Subsidiary of BlackRock, Inc. BLACKROCK ADVISORS LLC BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 41,548 41,548 Subsidiary of BlackRock, Inc. RIO page 2 of 12

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BLACKROCK ADVISORS LLC BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 234,145 234,145 Subsidiary of BlackRock, Inc. BLACKROCK ADVISORS LLC JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 11,997 11,997 Subsidiary of BlackRock, Inc. BLACKROCK ADVISORS LLC JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 24,159 24,159 Subsidiary of BlackRock, Inc. BLACKROCK ADVISORS LLC SSB-STATE STREET MUTUAL FUNDS - BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 205,664 205,664 Subsidiary of BlackRock, Inc. BLACKROCK ADVISORS LLC SSB-STATE STREET MUTUAL FUNDS - BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 605,105 605,105 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited BNYM-CIBC MELLON GLOBAL SECURITIES - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 56,328 56,328 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited BNYM-CIBC MELLON GLOBAL SECURITIES - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 92,355 92,355 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 91,600 91,600 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 268,323 268,323 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 213,866 213,866 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 617,140 617,140 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited RBC-ROYAL TRUST - TORONTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 17,611 17,611 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited SSB-SSB NEW YORK INSTITUTIONAL Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 17,408 17,408 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited SSB-SSB NEW YORK INSTITUTIONAL Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 62,811 62,811 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited SSB-STATE STREET SACRAMENTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ADR 1:1 325,288 325,288 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited SSB-STATE STREET SACRAMENTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 99,054 99,054 Subsidiary of BlackRock, Inc. RIO page 3 of 12

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Asset Management Canada Limited SSB-STATE STREET SACRAMENTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 353,704 353,704 Subsidiary of BlackRock, Inc. BlackRock Asset Management Deutschland AG SSB-STATE STREET BANK, GERMANY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 661,873 661,873 Subsidiary of BlackRock, Inc. BlackRock Asset Management Deutschland AG SSB-STATE STREET BANK, GERMANY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 4,962,969 4,962,969 Subsidiary of BlackRock, Inc. BlackRock Asset Management North Asia Limited BNYM-BANK OF NY BRUS Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 18,955 18,955 Subsidiary of BlackRock, Inc. BlackRock Asset Management North Asia Limited BNYM-BANK OF NY BRUS Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 54,700 54,700 Subsidiary of BlackRock, Inc. BlackRock Asset Management North Asia Limited CITI-CITIBANK, HONG KONG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 2,310 2,310 Subsidiary of BlackRock, Inc. BlackRock Asset Management North Asia Limited CITI-CITIBANK, HONG KONG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 7,220 7,220 Subsidiary of BlackRock, Inc. BlackRock Asset Management North Asia Limited Northern Trust Singapore Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 551 551 Subsidiary of BlackRock, Inc. BlackRock Asset Management North Asia Limited Northern Trust Singapore Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 1,368 1,368 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 7,915 7,915 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 24,443 24,443 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. BNYM-BONY LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 170 170 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. BNYM-BONY LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 55,813 55,813 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 73,704 73,704 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 171,327 171,327 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. CITI-CITIBANK, LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. Option plc 3 3,132 Subsidiary of BlackRock, Inc. RIO page 4 of 12

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BLACKROCK FINANCIAL MANAGEMENT, INC. CITI-CITIBANK, LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 4,166 4,166 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. HSBC-HSBC, HONG KONG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 7,239 7,239 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. HSBC-HSBC, HONG KONG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 23,181 23,181 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 44,865 44,865 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 136,578 136,578 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. Mitsubishi UFJ Investor Services & Banking Lux S.A Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 1,559 1,559 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. NT-NORTHERN TRUST UK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 8,087 8,087 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. NT-NORTHERN TRUST UK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 23,663 23,663 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. SSB-STATE STATE HONG KONG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 20,884 20,884 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. SSB-STATE STREET BANK & TRUST TORONTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 1,912 1,912 Subsidiary of BlackRock, Inc. BLACKROCK FINANCIAL MANAGEMENT, INC. SSB-STATE STREET BANK & TRUST TORONTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 5,811 5,811 Subsidiary of BlackRock, Inc. BlackRock Fund Advisors SSB-STATE STREET BANK, BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 56,211 56,211 Subsidiary of BlackRock, Inc. BlackRock Fund Advisors SSB-STATE STREET BANK, BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 470,471 470,471 Subsidiary of BlackRock, Inc. BlackRock Fund Advisors SSB-STATE STREET MUTUAL FUNDS - BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 21,376 21,376 Subsidiary of BlackRock, Inc. BlackRock Fund Advisors SSB-STATE STREET MUTUAL FUNDS - BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 69,624 69,624 Subsidiary of BlackRock, Inc. BlackRock Fund Advisors SSB-STATE STREET SACRAMENTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 7,061,859 7,061,859 Subsidiary of BlackRock, Inc. RIO page 5 of 12

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Fund Advisors SSB-STATE STREET SACRAMENTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 25,215,350 25,215,350 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association BNP PRIME CUSTODY US Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 4,294 4,294 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 210,940 210,940 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 672,332 672,332 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association BOA-MERRILL LYNCH INTL PRIME BROKER - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 3,633 3,633 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. Option plc 24 25,056 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 5,185,426 5,185,426 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 15,053,101 15,053,101 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association NT-NORTHERN TRUST CO. - CHICAGO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 55,458 55,458 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association NT-NORTHERN TRUST CO. - CHICAGO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 170,043 170,043 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association SSB-SSB NEW YORK INSTITUTIONAL Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 24,003 24,003 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association SSB-SSB NEW YORK INSTITUTIONAL Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 33,351 33,351 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association SSB-STATE STATE HONG KONG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 22,782 22,782 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association SSB-STATE STATE HONG KONG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 82,113 82,113 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association SSB-STATE STREET SACRAMENTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 601 601 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association SSB-STATE STREET SACRAMENTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 2,165 2,165 Subsidiary of BlackRock, Inc. RIO page 6 of 12

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Institutional Trust Company, National Association UBS- UBS- ZURICH Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 4,486 4,486 Subsidiary of BlackRock, Inc. BlackRock International Limited JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 1,270 1,270 Subsidiary of BlackRock, Inc. BlackRock International Limited JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 134 134 Subsidiary of BlackRock, Inc. BlackRock International Limited NT-NORTHERN TRUST UK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 97,905 97,905 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited BNP-BNP PARIBAS AUSTRALIA - COGENT Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 78,041 78,041 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited BNP-BNP PARIBAS AUSTRALIA - COGENT Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 17,698 17,698 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited CITI-CITIBANK, HONG KONG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 89,999 89,999 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited CITI-Citigroup Australia - SYDNEY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 24,827 24,827 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited HSBC-HSBC SYDNEY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 591,112 591,112 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited JPM-JPM CHASE - SYDNEY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 726,038 726,038 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited JPM-JPM CHASE - SYDNEY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 373,682 373,682 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited NAB-NATIONAL AUSTRALIA BANK LIMITED - MELBOURNE Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 1,246,518 1,246,518 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited NAB-NATIONAL AUSTRALIA BANK LIMITED - MELBOURNE Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 23,534 23,534 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited Northern Trust Singapore Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 620,084 620,084 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited Northern Trust Singapore Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 91,683 91,683 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited SSB-STATE STREET SINGAPORE Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 24,893 24,893 Subsidiary of BlackRock, Inc. RIO page 7 of 12

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Investment Management (UK) Limited BNP PARIBAS LUX Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 1,679 1,679 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited BNP PARIBAS LUX Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 5,025 5,025 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited BNYM-BANK OF NY BRUS Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 823,161 823,161 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited BNYM-BANK OF NY BRUS Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 1,156,015 1,156,015 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited BNYM-BONY DUBLIN Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 1,898,380 1,898,380 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited BNYM-BONY EUROPE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ADR 1:1 1 1 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited BNYM-BONY EUROPE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 191,449 191,449 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited BNYM-BONY EUROPE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 11,522,689 11,522,689 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited BNYM-BONY LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 261,356 261,356 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited BNYM-BONY LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 5,000,154 5,000,154 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited CB-Caceis Bank Amsterdam Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 43,252 43,252 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited CB-Caceis Bank Amsterdam Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 314,374 314,374 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited CITI-CITIBANK, LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 770,472 770,472 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited CITI-CITIBANK, LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 896,758 896,758 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited CREDIT SUISSE (ZURICH) Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 33,035 33,035 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited CREDIT SUISSE (ZURICH) Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 108,776 108,776 Subsidiary of BlackRock, Inc. RIO page 8 of 12

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Investment Management (UK) Limited HSBC BANK MIDDLE EAST LIMITED Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 4,762 4,762 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited HSBC BANK MIDDLE EAST LIMITED Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 14,127 14,127 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited HSBC-HSBC - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 416,661 416,661 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited HSBC-HSBC - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 8,734,473 8,734,473 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. Option plc 4 4,176 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 24,339 24,339 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 43,063 43,063 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited JPM-JP MORGAN FRANKFURT Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 6,088 6,088 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited JPM-JPM CHASE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ADR 1:1 1,954 1,954 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited JPM-JPM CHASE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 17,419 17,419 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited JPM-JPM CHASE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 285,889 285,889 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited Mitsubishi UFJ Investor Services & Banking Lux S.A Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 3,025 3,025 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited Northern Trust Luxembourg Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 103,064 103,064 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited Northern Trust Luxembourg Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 126,413 126,413 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited NT-NORTHERN TRUST UK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 742,639 742,639 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited NT-NORTHERN TRUST UK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 9,237,619 9,237,619 Subsidiary of BlackRock, Inc. RIO page 9 of 12

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Investment Management (UK) Limited RBC-RBC DEXIA LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 15,655 15,655 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SEB-SKANDINAVISKA ENSKILDA BANKEN Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 44,525 44,525 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SEB-SKANDINAVISKA ENSKILDA BANKEN Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 265,892 265,892 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SSB-SSB NEW YORK INSTITUTIONAL Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 58,533 58,533 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SSB-STATE STATE HONG KONG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 14,516 14,516 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SSB-STATE STATE HONG KONG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 44,930 44,930 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SSB-STATE STREET BANK LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 99,524 99,524 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SSB-STATE STREET BANK LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 64,272 64,272 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SSB-STATE STREET BANK, GERMANY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 21,904 21,904 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SSB-STATE STREET BANK, GERMANY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 9,164 9,164 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SSB-STATE STREET LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 142,433 142,433 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SSB-STATE STREET LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 5,360,192 5,360,192 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 31,625 31,625 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 1,183,945 1,183,945 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC BNYM-BONY EUROPE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 0 0 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC BNYM-BONY LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. Option plc 10 10,440 Subsidiary of BlackRock, Inc. RIO page 10 of 12

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Investment Management, LLC BNYM-BONY LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 20,892 20,892 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC BNYM-BONY LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 131,683 131,683 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 282,319 282,319 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 520,852 520,852 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. Option plc 35 36,540 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 181,361 181,361 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 599,289 599,289 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC JPM-JPM CHASE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ADR 1:1 158,533 158,533 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC JPM-JPM CHASE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 471,698 471,698 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC SSB-SSB NEW YORK INSTITUTIONAL Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. Option plc 8 8,352 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC SSB-SSB NEW YORK INSTITUTIONAL Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 17,556 17,556 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC SSB-SSB NEW YORK INSTITUTIONAL Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 35,952 35,952 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC SSB-STATE STREET BANK LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 5,682 5,682 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC SSB-STATE STREET BANK LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 252 252 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC SSB-STATE STREET MUTUAL FUNDS - BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 1,907 1,907 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC SSB-STATE STREET MUTUAL FUNDS - BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 2,246 2,246 Subsidiary of BlackRock, Inc. RIO page 11 of 12

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Japan Co., Ltd. BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 12,446 12,446 Subsidiary of BlackRock, Inc. BlackRock Japan Co., Ltd. BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 36,961 36,961 Subsidiary of BlackRock, Inc. BlackRock Japan Co., Ltd. JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 454,852 454,852 Subsidiary of BlackRock, Inc. BlackRock Japan Co., Ltd. JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 1,368,136 1,368,136 Subsidiary of BlackRock, Inc. BlackRock Japan Co., Ltd. JPM-JPM CHASE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 147 147 Subsidiary of BlackRock, Inc. BlackRock Japan Co., Ltd. SSB-State Street Bank And Trust Co. Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 507,275 507,275 Subsidiary of BlackRock, Inc. BlackRock Japan Co., Ltd. SSB-State Street Bank And Trust Co. Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 349,684 349,684 Subsidiary of BlackRock, Inc. BlackRock Japan Co., Ltd. SSB-STATE STREET BANK, BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD ltd 3,525 3,525 Subsidiary of BlackRock, Inc. BlackRock Japan Co., Ltd. SSB-STATE STREET BANK, BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee. ORD plc 10,355 10,355 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited JPM-JPM CHASE - SYDNEY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager. ORD plc 87,308 87,308 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as responsible entity. Option plc 4 4,176 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as responsible entity. ORD plc 4,242 4,242 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited JPM-JPM CHASE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as responsible entity. ORD plc 16,142 16,142 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited JPM-JPM CHASE - SYDNEY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as responsible entity. ORD ltd 1,835,731 1,835,731 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited JPM-JPM CHASE - SYDNEY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as responsible entity. ORD plc 100,473 100,473 Subsidiary of BlackRock, Inc. RIO page 12 of 12

Annexure C This is Annexure C of 2 pages referred to in form 604 Notice of change of interests of substantial shareholder 26-May-22 Casey Tyler, Date Authorised Signatory 7. Addresses The addresses of persons named in this form are as follows: Name Address BlackRock Group BlackRock Inc. 55 East 52nd Street New York NY 10055 USA BlackRock (Singapore) Limited 20 Anson Road #18-01 079912 Singapore BlackRock Advisors (UK) Limited 12 Throgmorton Avenue. London, EC2N 2DL, United Kingdom BLACKROCK ADVISORS LLC 251 Little Falls Dr Wilmington, DE 19808-1674 BlackRock Asset Management Canada Limited 161 Bay Street, Suite 2500 Toronto, Ontario M5J 2S1 Canada BlackRock Asset Management Deutschland AG Max-Joseph-Straße 6 D-80333 Munich, Germany BlackRock Asset Management North Asia Limited 15/F, 16/F, 17/F Citibank Tower & 17/F ICBC Tower, 3 Garden Road, Central, Hong Kong BLACKROCK CAPITAL MANAGEMENT INC 251 Little Falls Dr Wilmington, DE 19808-1674 BlackRock Financial Management, Inc. 251 Little Falls Dr Wilmington, DE 19808-1674 BlackRock Fund Advisors 400 Howard Street San Francisco, CA, 94105 United States BlackRock Institutional Trust Company, National Association 1225 17th Street, Suite 300, Denver, CO 80202 (Colorado, USA) BlackRock International Limited Exchange Place One, 1 Semple Street, Edinburgh, EH3 8BL, United Kingdom (Scotland, United Kingdom) BlackRock Investment Management (Australia) Limited Level 37 Chifley Tower, 2 Chifley Square, Sydney NSW 2000 Australia BlackRock Investment Management (UK) Limited 12 Throgmorton Avenue London EC2N 2DL United Kingdom BlackRock Investment Management, LLC 251 Little Falls Dr Wilmington, DE 19808-1674 BlackRock Japan Co., Ltd. Marunouchi Trust Tower Main, 1-8-3 Marunouchi, Chiyoda-ku, Tokyo 100-8217 (Japan) RIO Page 1 of 2

Name Address APERIO GROUP LLC 2710 Gateway Oaks Drive, Suite 150N, Sacramento, CA 95833- 3505 RIO Page 2 of 2

RIO 1 | P a g e Annexure D This is Annexure D of 3 pages referred to in form 604 Notice of change of interests of substantial shareholder 26-May-2022 Casey Tyler, Authorised Signatory Date Type of agreement: Global Master Securities Lending Agreement, Overseas Securities Lending Agreement or Master Securities Lending Agreement. Parties to agreement: The relevant counterparty as described in the lists of Securities Lending Agreements entered into by BlackRock Advisors Limited and BlackRock Institutional Trust Corporation, N.A., respectively, on the following page. Transfer date: The date of the relevant transaction identified as a collateral transfer referred to in Annexure A to forms 604. Holder of voting rights: The Borrower. Are there any restrictions on voting rights? Yes. Collateral is held through a tripartite structure under which the triparty collateral manager will not act in respect of voting rights unless it receives instructions to do so from the Borrower. If yes, detail Scheduled return date (if any): The date of the relevant transaction referred to in Annexure A to forms 604. Does the borrower have the right to return early? Yes. The Borrower is entitled to substitute existing collateral with other equities at any time. If yes, detail Does the lender have the right to recall early? Yes, at notice. If yes, detail Will the securities be returned on settlement? Yes. If yes, detail any exceptions A copy of the relevant agreement will be provided to Rio Tinto Limited or the Australian Securities and Investments Commission upon request.

RIO 2 | P a g e Securities Lending Agreements Agreements entered into between BlackRock Advisors Limited and each of the following counterparties: (a) Bank of Nova Scotia, London Branch GMSLA, 25 August 2011 (b) Barclays Bank plc GMSLA, 9 April 2104 (c) Barclays Capital Securities Limited GMSLA, 2 December 2012 (d) BNP Paribas Arbitrage GMSLA, 30 May 2013 (e) BNP Paribas GMSLA, 8 May 2007 (f) Citigroup Global Markets Limited GMSLA, 18 January 2007 (g) Credit Suisse AG, Dublin Branch GMSLA, 28 September 2015 (h) Credit Suisse International GMSLA, 10 March 2014 (i) Credit Suisse Securities (Europe) Limited GMSLA, 26 August 2015 (j) Deutsche Bank AG, London Branch GMSLA, 25 August 2017 (k) Goldman Sachs International OSLA, 3 July 2001 (l) HSBC Bank plc GMSLA GMSLA, 27 October 2016 (m) ING Bank N.V. GMSLA, 12 November 2018 (n) J.P. Morgan Securities plc GMSLA, 12 July 2011 (o) Macquarie Bank Limited GMSLA, 18 August 2014 (p) Merrill Lynch International GMSLA, 3 February 2020 (q) Morgan Stanley & Co International plc GMSLA, 9 June 2021 (r) Natixis SA GMSLA, 29 January 2018 (s) Nomura International plc GMSLA, 2 November 2011 (t) Royal Bank of Canada Europe Limited GMSLA, 3 February 2017 (u) Royal Bank of Scotland plc (renamed to Natwest Markets Plc) GMSLA, 1 April 2011 (v) Santander UK Plc GMSLA, 25 January 2019 (w) Societe Generale GMSLA, 27 January 2012 (x) UBS AG GMSLA, 28 April 2016 (y) UBS Europe SE GMSLA, 1 February 2019 (z) BAL/Banco Santander, S.A. GMSLA, 30 April 2019 (aa) Canadian Imperial Bank of Commerce, London Branch GMSLA, 21 June 2019 (bb) Zürcher Kantonalbank GMSLA, 30 October 2019 (cc) The Hongkong and Shanghai Banking Corporation Limited GMSLA, 7 February 2020 (dd) BNP Paribas Prime Brokerage International Limited GMSLA 19 October 2021 Agreements entered into by BlackRock Institutional Trust Corporation, N.A. and each of the following counterparties: (a) Bank of Nova Scotia GMSLA, December 6, 2016 (b) Barclays Bank plc GMSLA, April 24, 2017 (c) Barclays Capital Securities Limited GMSLA, March 15, 2017 (d) BNP Paribas Arbitrage GMSLA, June 5, 2017 (e) Citigroup Global Markets Limited GMSLA, June 3, 2015 (f) Credit Suisse AG, Dublin Branch GMSLA, October 14, 2015 (g) Credit Suisse International GMSLA, April 4, 2020 (h) Credit Suisse Securities (Europe) Limited GMSLA, October 2, 2015 (i) Deutsche Bank AG, London Branch GMSLA, June 7, 2017 (j) Goldman Sachs International OSLA April 1, 2004 (k) HSBC Bank plc GMSLA, February 12, 2013 (l) J.P. Morgan Securities plc GMSLA, October 4, 2016 (m) J.P. Morgan Securities plc GMSLA (Pledge), July 1, 2020 (n) Macquarie Bank Limited GMSLA, October 3, 2016 (o) Merrill Lynch International GMSLA, February 19, 2014 (p) Morgan Stanley & Co International plc GMSLA, November 16, 2021 (q) Nomura International plc GMSLA 03 August 2018 (r) Societe Generale GMSLA, September 28, 2016 (s) UBS AG GMSLA, May 26, 2016 (t) UBS AG GMSLA (Pledge), June 2, 2020 (u) UBS Europe SE GMSLA, 1 February 2019 (v) The Hongkong and Shanghai Banking Corporation Limited GMSLA, 22 February 2019 (w) RBC Europe Limited GMSLA, 4 February 2019 (x) ING BANK N.V. GMSLA, 27 February, 2019 (y) BANCO SANTANDER, S.A. GMSLA, 11 September, 2019 (z) Credit Suisse A.G., Singapore Branch GMSLA, 25 October, 2019

RIO 3 | P a g e (aa) Natixis S.A. GMSLA, November 21, 2019. (bb) CREDIT SUISSE INTERNATIONAL GMSLA, 4 April 2020 These counterparties do not pledge Australian equities: (a) Merrill Lynch, Pierce, Fenner Smith Incorporated These counterparties do not have any business with us anymore although may have done previously: (a) Morgan Stanley Securities Limited (No Business) OSLA 15 March 1999 Royal Bank of Scotland N.V. GMSLA, 12 October 2011 – No Business, superseded by Royal Bank of Scotland PLC